As filed with the Securities and Exchange Commission on November 1, 2021

Registration Nos.    333-

811-07467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

Pre-Effective Amendment No. __                  [    ]

Post-Effective Amendment No. __                 [    ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]

Amendment No. 130                         [X]

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

(Exact Name of Registrant)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

(Name of Depositor)

800 Westchester Avenue, Suite 641 North, Rye Brook, NY 10573

(Address of Depositor’s Principal Executive Offices) (Zip Code)

(203) 762-4400

(Depositor’s Telephone Number, including Area Code)

CT Corporation System

28 Liberty Street

Floor 42

New York, NY 10005

(212) 894-8940

(Name and Address of Agent for Service)

Copies of all communications to:

Karen Carpenter	Dodie C. Kent, Esq.
Assistant General Counsel	Partner
Wilton Reassurance Company	Eversheds Sutherland (US) LLP
4840 N. River Blvd.	1114 Avenue of the Americas, 40th Floor
Cedar Rapids, Iowa 52411	New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in Allstate Life of New York Separate Account A under deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the deferred variable annuity contracts issued through the Registrant were previously registered on Form N-4 (File Nos. 333-61698; 811-07467). Upon effectiveness of the merger of Allstate Life Insurance Company of New York with and into Wilton Reassurance Life Company of New York (“WRNY”), WRNY became the obligor of the contracts and the depositor of Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

THE ALLSTATE ADVISOR VARIABLE ANNUITIES

(ADVISOR, ADVISOR PLUS, ADVISOR PREFERRED)

Individual Flexible Premium Deferred Variable Annuity Contract

Issued By

Wilton Reassurance Life Company of New York

Through

Allstate Life of New York Separate Account A

Supplement dated November 1, 2021 to the Prospectus dated May 1, 2007

Administrative Office:

Street Address: 5801 SW 6th Ave., Topeka, KS 66636

Mailing Address: P.O. Box 758559, Topeka, KS 66675-8559

Telephone Number: 1-800-457-8207

Fax: 1-785-228-4584

This supplement updates certain information contained in the prospectus, dated May 1, 2007, for The Allstate Advisor Variable Annuities individual flexible premium deferred variable annuity contracts (the “Contract”). Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Wilton Reassurance Life Company of New York (“WRNY”) is supplementing the prospectus dated May 1, 2007 for The Allstate Advisor Variable Annuities (the “Contract”) to provide information regarding the merger (the “Merger”) of Allstate Life Insurance Company of New York (“Allstate New York”), with and into WRNY and to update certain other information since the prospectus was last updated. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Allstate New York. On November 1, 2021 Allstate New York merged into WRNY a subsidiary of WRAC (the “Merger”).

Before the Merger, Allstate New York was the issuer of your Contract. After the Merger, Allstate New York’s corporate existence ceased by operation of law, and WRNY assumed legal ownership of all of the assets of Allstate New York, including Allstate Life of New York Separate Account A (the “Variable Account”) that funds the Contract, and the assets of the Variable Account. As a result of the merger, WRNY became responsible for all liabilities and obligations of Allstate New York, including those created under your Contract.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change the insurance company that provides your Contract benefits from Allstate New York to WRNY. The Merger did not affect your Contract’s values or result in any adverse tax consequences for any Contractowners. Contractowners will not be charged additional fees or expenses as a result of the Merger.

All references in the prospectus to Allstate Life Insurance Company of New York are changed to Wilton Reassurance Life Company of New York.

You will receive a Contract endorsement from WRNY that reflects the change from Allstate New York to WRNY. Until we amend all forms we use that are related to the Contract, we may still reflect Allstate New York in correspondence and disclosure to you.

The Contract is no longer available for new sales, but owners of outstanding Contracts may continue to make additional purchase payments.

You can contact us about your Contract by writing to us at P.O. Box 758559, Topeka, KS 66675-8559 or calling us at 1-800-457-8207. You may obtain a copy of the Prospectus without charge by going to https://www.accessallstate.com.

Revisions to the Prospectus

The information below describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

I.

References to Allstate Life Insurance Company of New York (including references to “Allstate New York,” “we,” “us” and “our”) throughout the prospectus that are not otherwise addressed below are replaced with references to WRNY.

II.

Please note that there are currently up to 55 Variable Sub-Accounts available for investment under the Contract, depending on the date you purchased your Contract, each investing in a different underlying Fund with its own investment objective, policies and risks.

Please see section titled “ANNUAL PORTFOLIO EXPENSES” below for instructions on how to submit a purchase payment or reallocation request to our Customer Service Office.

III.

The following replaces the information related to total annual operating expenses of the Funds and the subsequent cost example on page 15 under “ANNUAL PORTFOLIO EXPENSES.” Please note that the fees and expenses of the Contract have not changed as a result of the Merger, and the following information is being provided solely to update the total annual operating expenses of the Funds and to update the cost example.

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. These expenses may vary from year to year. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio’s fees and expenses appears in the prospectus for each Portfolio.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses) Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2020.	0.35%	1.80%

This example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses. The example shows the dollar amount of expenses that you would bear directly or indirectly if you:

•	invested $10,000 in the Contract for the time periods indicated;
•	earned a 5% annual return on your investment;
•	surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period;

•	elected the MAV Death Benefit Option;
•	elected the Spousal Protection Benefit (Co-Annuitant) Option; and
•	elected the SureIncome Plus Withdrawal Benefit Option.

The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

Allstate Advisor VA - 333-61698

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

If you surrender your annuity or annuitize for less than 120 months	$1,215	$2,143	$2,968	$5,114	$1,069	$1,715	$2,273	$3,822

If you keep the annuity or annuitize for 120 months or more	$515	$1,543	$2,568	$5,114	$369	$1,115	$1,873	$3,822

Allstate Advisor Plus - 333-61698

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

If you surrender your annuity or annuitize for less than 120 months	$1,396	$2,480	$3,356	$5,358	$1,250	$2,056	$2,672	$4,109

If you keep the annuity or annuitize for 120 months or more	$546	$1,630	$2,706	$5,358	$400	$1,206	$2,022	$4,109

Allstate Adviser Pref 0-yr - 333-61698

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

If you surrender your annuity or annuitize for less than 120 months	$566	$1,688	$2,797	$5,515	$420	$1,266	$2,121	$4,295

If you keep the annuity or annuitize for 120 months or more	$566	$1,688	$2,797	$5,515	$420	$1,266	$2,121	$4,295

Allstate Adviser Pref 3-yr - 333-61698

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

If you surrender your annuity or annuitize for less than 120 months	$1,256	$2,159	$2,752	$5,437	$1,110	$1,736	$2,072	$4,203

If you keep the annuity or annuitize for 120 months or more	$556	$1,659	$2,752	$5,437	$410	$1,236	$2,072	$4,203

Allstate Adviser Pref 5-yr - 333-61698

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

If you surrender your annuity or annuitize for less than 120 months	$1,246	$2,130	$3,006	$5,358	$1,100	$1,706	$2,322	$4,109

If you keep the annuity or annuitize for 120 months or more	$546	$1,630	$2,706	$5,358	$400	$1,206	$2,022	$4,109

Please remember that you are looking at examples and not a representation of past or future expenses. Your rate of return may be higher or lower than 5%, which is not guaranteed.

IV.	The following replaces the section titled “Financial Information” on page 18.

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the “ACCUMULATION UNIT.” Each Variable Sub-Account has a separate value for its Accumulation Units we call the “ACCUMULATION UNIT VALUE.” Accumulation Unit Value is similar to, but not the same as, the share price of a mutual fund.

Attached as Appendix A to this prospectus are tables showing the Accumulation Unit Values of each Variable Sub-Account currently available under the Contract. As a result of the merger, the Contracts are now issued through the Variable Account. For more information, see the supplement dated November 1, 2021 to the Statement of Additional Information, which contains the following financial statements:

• The statements of net assets of each of the individual Sub-Accounts, which comprise the Variable Account, as of December 31, 2020, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two-year period ended December 31, 2020 and the accompanying Report of Independent Registered Public Accounting Firm are incorporated herein by reference to Form N-VPFS , SEC file No. 811-07467, filed on April 16, 2021.

• The financial statements of Allstate Life Insurance Company of New York as of and for the years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, and unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020; and

• The financial statements of Wilton Reassurance Life Company of New York as of and for each of the three years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020, and unaudited pro-forma financial information reflecting the Merger.

The financial statements of Allstate Life Insurance Company of New York and the financial statements of Wilton Reassurance Life Company of New York are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. The financial statements of the Variable Account are presented in conformity with accounting principles generally accepted in the United States of America.

For a free copy of the SAI and supplement dated November 1, 2021, simply call or write us at the phone number or address of our Administrative Office: P.O. Box 758559, Topeka, KS 66675-8559, 1-800-457-8207. In addition, the SAI and supplement dated November 1, 2021 is available on the SEC’s website at www.sec.gov.

V.	The following replaces the table in the section titled “Investment Alternatives: The Variable Sub-Accounts” beginning on page 45:

Portfolio:	Objective:	Investment Adviser:
Morgan Stanley Variable Insurance Fund, Inc.
Morgan Stanley VIF Global Franchise Portfolio - Class II	Seeks long-term capital appreciation.	Morgan Stanley Investment Management, Inc.
Morgan Stanley VIF U.S. Real Estate Portfolio - Class II*

Seeks to provide above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

Morgan Stanley VIF Discovery Portfolio - Class II	Seeks long-term capital growth by investing primarily in common stocks and other equity securities.
Morgan Stanley VIF Emerging Markets Debt Portfolio - Class II	Seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.
Morgan Stanley VIF Growth Portfolio, Class I**	The Fund seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.
Morgan Stanley VIF Growth Portfolio, Class II	The Fund seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.
Franklin Templeton Variable Insurance Products Trust
Templeton Foreign VIP Fund - Class 2	The fund seeks long-term capital growth. The fund normally invests at least 80% of its net assets in investments of issuers located outside the US, including those in emerging markets.	Templeton Investment Counsel, LLC
Franklin Income VIP Fund - Class 2	To maximize income while maintaining prospects for capital appreciation.	Franklin Advisers, LLC
Franklin U.S. Government Securities VIP Fund - Class 2	Income.
Franklin Growth and Income VIP Fund - Class 2	Capital appreciation. Its secondary goal is current income.
Franklin Large Cap Growth VIP Fund - Class 2	Capital appreciation.

Franklin Mutual Shares VIP Fund - Class 2*	The fund seeks capital appreciation, with income as a secondary goal.	Franklin Mutual Advisers, LLC
Franklin Mutual Global Discovery VIP Fund - Class 2	Capital appreciation.
Franklin Small Cap Value VIP Fund - Class 2	The fund seeks long term total return by investing at least 80% of its net assets in the equity securities of smaller companies.
Templeton Developing Markets VIP Fund - Class 2	The fund seeks long-term capital appreciation by investing at least 80% of its net assets in securities of “developing market countries.	Templeton Asset Management Ltd.
Lord Abbett Series Fund, Inc.
Lord Abbett Series Fund Growth and Income Portfolio	Long-term growth of capital and income with excessive fluctuations in market value.	Lord, Abbett & Co. LLC
Lord Abbett Series Fund Mid Cap Stock Portfolio	Capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Lord Abbett Series Fund Bond Debenture Portfolio	High current income and the opportunity for capital appreciation to produce a high total return.
Lord Abbett Series Fund Fundamental Equity Portfolio	Long-term growth of capital and income without excessive fluctuation in market value.
Lord Abbett Series Fund Growth Opportunities Portfolio	Capital appreciation.
Putnam Variable Trust (Class IB)
Putnam VT Large Cap Value Fund - Class IB	The fund seeks capital growth and current income.	Putnam Investment Management, LLC
Putnam VT Growth Opportunities Fund - Class IB	The fund seeks capital appreciation.
Putnam VT Research Fund – Class IB**	Capital appreciation
Putnam VT Sustainable Leaders Fund – Class IB**	Long-term capital appreciation
Putnam VT International Equity Fund - Class IB	The fund seeks capital appreciation.
Putnam VT George Putnam Balanced – Class IB	Provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which produce both capital growth and current income.
Putnam VT Global Health Care Fund**	Capital appreciation.

Putnam VT Multi-Cap Core Fund	Capital appreciation.
Putnam VT Focused International Equity Fund ((formerly Putnam VT Global Equity Fund)**	Capital appreciation.
Putnam VT Global Asset Allocation Fund – Class IB	Long-term return consistent with preservation of capital.
Putnam VT Government Money Market Fund – Class IB	Seeks as high a rate of current income as Putnam Investment Management, LLC believes is consistent with preservation of capital and maintenance of liquidity.
Putnam VT Income Fund – Class IB	High current income consistent with what Putnam Investment Management, LLC believes to be prudent risk.
Putnam VT High Yield Fund – Class IB	High current income; capital growth is a secondary goal when consistent with achieving high current income.
Fidelity® Variable Insurance Products
Fidelity® VIP Freedom 2030 PortfolioSM - Service Class 2	The fund seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Fidelity® Management & Research Company LLC (FMR)
Fidelity® VIP Freedom 2020 PortfolioSM - Service Class 2	The fund seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity® VIP Freedom 2010 PortfolioSM - Service Class 2	The fund seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.
Fidelity® VIP Freedom Income PortfolioSM - Service Class 2	The fund seeks high total return with a secondary objective of principal preservation.
Fidelity® VIP ContrafundSM Portfolio - Service Class 2	The fund seeks long-term capital appreciation.
Fidelity® VIP Index 500 Portfolio - Service Class 2	The fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Fidelity® VIP Mid Cap Portfolio - Service Class 2	The fund seeks long-term growth of capital.
Fidelity® VIP Growth Opportunities Portfolio - Service Class 2	The fund seeks to provide capital growth.

Invesco Variable Insurance Funds – Series I and II Shares
Invesco V.I. American Franchise Fund - Series II	The Fund’s investment objective is to seek capital growth.	Invesco Advisers, Inc.
Invesco V.I. American Value Fund – Series I**	The Fund’s investment objective is long-term capital appreciation.
Invesco V.I. American Value Fund – Series II	The Fund’s investment objective is long-term capital appreciation.
Invesco V.I. Growth and Income Fund, Series II	The Fund’s investment objective is to seek long-term growth of capital and income.
Invesco V.I. Equity - Income Fund – Series II	The Fund seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Invesco V.I. Comstock Fund - Series II	The Fund’s investment objective is to seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.
Invesco V.I. Capital Appreciation Fund - Series II (formerly Invesco Oppenheimer V.I. Capital Appreciation Fund – Series II)*	The Fund’s investment objective is to seek capital appreciation.
Invesco V.I. Conservative Balanced Fund - Series II (formerly Invesco Oppenheimer V.I. Conservative Balanced Fund – Series II)*	The Fund’s investment objective is to seek total return.
Invesco V.I. Global Fund - Series II (formerly Invesco Oppenheimer V.I. Global Fund – Series II)	The Fund’s investment objective is to seek capital appreciation.
Invesco V.I. Discovery Mid Cap Growth Fund – Series II (formerly Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund – Series II)*	The Fund’s investment objective is to seek capital appreciation.

Invesco V.I. Core Bond Fund - Series II Shares (formerly Invesco Oppenheimer V.I. Total Return Bond Fund – Series II)	The Fund’s investment objective is to seek total return.
Invesco V.I. Main Street Small Cap Fund® - Series II (formerly Invesco Oppenheimer V.I. Main Street Cap Fund® - Series II)	The Fund’s investment objective is to seek capital appreciation.
Invesco V.I. Main Street Fund® - Series II (formerly Invesco Oppenheimer V.I. Main Street Fund® - Series II)	The Fund’s investment objective is to seek capital appreciation.
Invesco V.I. Global Strategic Income Fund - Series II (formerly Invesco Oppenheimer V.I. Global Strategic Income Fund – Series II)	The Fund’s investment objective is to seek total return.

* closed to all contract owners except those contract owners who have contract value invested in the variable sub-accounts as of the notice date

** may be available depending on the date you purchased your Contract

VI.	The following replaces the section titled “ALLSTATE NEW YORK” under the heading “More Information” beginning on page 76:

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

WRNY is a stock life insurance company incorporated under the laws of the State of New York. On October 1, 2021, Allstate New York became a wholly owned subsidiary of Wilton Reassurance Company (“Wilton”), a life insurance company incorporated under the laws of Minnesota. Subsequent to the acquisition, on November 1, 2021, Allstate New York merged into and become a part of WRNY another wholly owned subsidiary of Wilton. WRNY is engaged in the administration of life insurance and annuity contracts and is licensed in all 50 states, the District of Columbia, and the U.S. Virgin Islands.

WRNY’s home office is located at 800 Westchester Avenue, Suite 641 North, Rye Brook, New York.

VII.	The following replaces the first paragraph under the section titled “THE VARIABLE ACCOUNT” under the heading “More Information” on page 76:

THE VARIABLE ACCOUNT

Allstate New York established the Allstate Life Insurance Company of New York Separate Account A on December 15, 1995. The accumulation unit values for the Variable Sub- Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or WRNY. Due to the merger of Allstate New York into WRNY, Variable Account became a separate account of WRNY on November 1, 2021.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York insurance law. That means we account for the Variable Account’s income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of WRNY.

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account.

VIII.	The following replaces the section titled “THE CONTRACT” under the heading “More Information” on page 77:

THE CONTRACT

The Contracts are no longer offered for new sales, but existing Contractowners may continue to make additional purchase payments. As such, the Contract is considered to be continuously offered by WRNY and the Variable Account.

Allstate Distributors, LLC, (“ADLLC”) located at 3075 Sanders Road, Northbrook, IL 60062, serves as principal underwriter of the Contracts. ADLLC is a wholly owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and is a member of the FINRA.

WRNY pays ADLLC a fee for its customary services as principal underwriter.

IX.	The following replaces the section titled “LEGAL MATTERS” on page 79:

LEGAL MATTERS

All matters of New York state law pertaining to the Contracts, including the validity of the Contracts and WRNY’s right to issue such Contracts under New York state insurance law, have been passed upon by Jaime Merritt, Assistant Secretary of WRNY.

X. The following replaces the section under the heading “TAXES” on page 80:

TAXES

This section provides a general summary of the federal tax law as it pertains to the Contract. We believe that the Contract will qualify as a tax-deferred annuity contract for federal income tax purposes and the following summary assumes so. We do not discuss state or local taxes herein, except as noted. The law described herein could change, possibly retroactively. We have the right to modify the Contract in response to changes in the law that affect the favorable tax treatment for annuity owners. We do not offer this summary as tax advice, for which you should consult a qualified tax adviser.

Taxation of a Contract will depend, in part, on whether the Contract is purchased as part of a qualified retirement plan, IRA, Roth IRA or other retirement account or plan that is qualified for special treatment under the Code (each a “Qualified Contract”) or outside of a retirement account or plan that is qualified for special treatment under the Code (each a “Non-Qualified Contract”).

Taxation of Qualified Contracts

The following discussion applies to a Contract that has been purchased as part of a Qualified Contract. If a Qualified Contract is purchased, the tax treatment of purchase payments, annuity payments, surrenders and death benefits with respect to a Qualified Contract will be governed by the tax law applicable to qualified retirement plans and IRAs. The IRS has not reviewed the Contracts for qualification as an appropriate investment for a retirement plan, IRA, Roth IRA or other retirement account or plan that is qualified for special treatment under the Code.

Individual Retirement Annuities (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. An additional 10% tax generally applies to distributions made before age 59 1⁄2, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1⁄2 are subject to an additional 10 percent tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and an additional 10% tax may apply to distributions made (1) before age 59 1⁄2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. An additional 10% tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allows corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee’s retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1⁄2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

If your Contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the Contract, and transactions under the Contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Section 457(b) Plans, while not actually providing for a qualified plan as that term is normally used, Section 457(b) provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer.

Withdrawals

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract’’ to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the “investment in the contract” under a Qualified Contract can be zero.

Other Tax Issues

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirements plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

On December 20, 2019, the SECURE Act was passed as part of the comprehensive government appropriations bill. The legislation makes significant changes to laws affecting retirement plans and includes provisions with an immediate or January 1, 2020 effective date.

Please note the following changes to the required minimum distribution (“RMD”) rules:

•

The SECURE Act limits the availability of the “stretch” feature for non-spouse beneficiaries of IRAs and defined contribution retirement plans. Most non-spouse beneficiaries will no longer be able to satisfy the RMD rules with lifetime distributions, but will have to take their distributions within ten years after your death. Certain exceptions apply to “eligible designated beneficiaries which include disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased individual, and children who have not reached the age of majority. This change applies to distributions to designated beneficiaries of individuals who die on and after January 1, 2020.

•

The age on which RMDs generally must begin is extended from age 70 1⁄2 to age 72 for individuals who reach age 70 1⁄2 on or after January 1, 2020. Individuals who had already attained age 70 1⁄2 as of that date must begin or continue taking required minimum distributions based on age 70 1⁄2 required beginning date.

Consult your tax adviser if you think you may be affected by these changes.

Taxation of Non-Qualified Contracts

The following discussion applies to Non-Qualified Contracts. Purchase payments for Non-Qualified Contracts are on an “after-tax” basis, so you pay federal income tax only on your net earnings and net realized gains under the Contract. Generally, these earnings and gains are taxed when you receive distributions thereof under the Contract.

When a non-natural person owns a Non-Qualified Contract, the Contract generally will not be treated as an annuity for federal tax purposes and thus will not enjoy the benefit of tax deferral. However, a Contract owned by a non-natural person as agent for an individual will be treated as an annuity for those purposes.

This summary assumes that the Contractowner is a natural person who is a U.S. citizen or U.S. resident. The federal tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different.

Purchase Payments

Your purchase payments are not deductible from your gross income for federal income tax purposes.

Increases in Accumulated Value

Generally, you pay no federal income tax on increases in your Contract’s Accumulated Value until there is a distribution from a Contract. A distribution occurs when there is a partial withdrawal or full surrender or annuity payments begin.

Annuity Payments

Once annuity payments begin, you generally will be taxed for federal income tax purposes only on the net investment income and investment gains you have earned (as ordinary income) and not on the amount of your purchase payments. As a result, a portion of each payment is taxable as ordinary income. The remaining portion is a nontaxable recovery of your investment in the Contract. Generally, your investment in the Contract equals the purchase payments you made, less any amounts you previously withdrew that were not taxable.

For Fixed Annuity Payments, the tax-free portion of each payment is determined by:

•	dividing your investment in the Contract by the total amount you expect to receive out of the Contract, and
•	multiplying the result by the amount of the payment.

For Variable Annuity Payments, the tax-free portion of each payment is (a) your investment in the Contract divided by (b) the number of expected payments.

The remaining portion of each payment, and all of the payments you receive after you recover your investment in the Contract, are fully taxable.

Withdrawals and Surrenders

Before annuity payments begin, withdrawals and surrenders are taxed for federal income tax purposes as follows:

•

a partial withdrawal or total surrender is taxed in the year of receipt to the extent that the Contract’s Accumulated Value exceeds the investment in the Contract (that is, on an “income first” basis); and

•	an additional tax equal to 10% of the taxable distribution applies to distributions before the taxpayer reaches age 59 1⁄2 subject to certain exceptions.

The additional 10% federal tax is generally not imposed on withdrawals that are:

•	made on or after the death of a Contractowner;
•	attributable to the taxpayer becoming disabled; or
•	made as part of a series of substantially equal periodic payments for the life or life expectancy of the taxpayer or for the joint life or joint life expectancy of the taxpayer and the spouse.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1⁄2 or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the additional 10% federal tax with interest. Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above.

For purposes of surrenders, the Code treats all deferred Non-Qualified Contracts that we issue to you in the same calendar year as a single Contract.

Required Distributions

In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules apply to Qualified Contracts.

Death Benefits

Unlike the death benefit on a life insurance policy, the death benefit paid on an annuity contract does not pass to the beneficiary free of federal income tax. Generally, a death benefit is included in the income of the recipient as follows:

•	if distributed in a lump sum, it is taxed in the same manner as a surrender of the Contract;
•	if distributed under an annuity payout option, it is taxed in the same manner as annuity payments.

The death benefit paid to a Beneficiary on a Contract is ordinary income to the Beneficiary to the extent it exceeds the Contractowner’s investment in the Contract. The Beneficiary must pay federal income tax on this amount at the Beneficiary’s tax rate. Moreover, the death benefit may also be included in the Contractowner’s federal gross estate unless the Beneficiary is the spouse. If the Beneficiary is not the spouse, the Beneficiary may be eligible for a special federal income tax deduction for a portion of the federal estate tax attributable to the death benefit.

Additional Tax Considerations

Transfers, Assignments and Contract Exchanges

Transferring or assigning ownership of the Contract, designating an annuitant other than the owner, selecting or changing Annuity Commencement Dates or exchanging a Contract (unless the exchange qualifies as a tax-free exchange under Section 1035 of the Code) may result in certain tax consequences, such as liability for federal income and gift taxes, not explained in this prospectus.

Tax Withholding and Reporting

The Code generally requires us to withhold income tax from any Contract distribution, including a partial withdrawal or total surrender or an annuity payment. The amount of withholding depends, in part, on whether the payment is “periodic” or “non-periodic.”

For periodic payments (e.g., annuity payments), if you do not fill out a withholding certificate, tax will be withheld as if you were married and claiming three withholding allowances. If you want us to withhold on a different basis, you must file an appropriate withholding certificate with us. For non-periodic payments (e.g., distributions such as partial withdrawals), we generally withhold 10% of the taxable portion of each payment.

You may elect not to have the withholding rules apply (see exception below regarding “eligible rollover distributions”). For periodic payments, your election is effective for the calendar year for which you file it with us, and for each subsequent year until you amend or modify it. For non-periodic payments, an election is effective when you file it with us, but only for the payment to which it is applicable. We have to notify your recipients of your right to elect not to have taxes withheld.

The Code generally requires us to report all payments to the Internal Revenue Service.

“Eligible rollover distributions” from section 401(a), 403(a), 403(b), and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee’ spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax qualified plan, IRA, Roth IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While we are not discussing the federal estate tax implications of the Contract, owners of variable annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Internal Revue Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

The federal estate tax, gift tax, and GST tax exemptions and maximum rates may be adjusted each year. The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax

Distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax adviser for more information.

Definition of Spouse

All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

Other Tax Issues

We are taxed as a “life insurance company” under the Code. We do not expect to incur any federal income tax as a result of the net earnings or realized net capital gains attributable to the Variable Account. Based upon this expectation, no charge is currently assessed against the Variable Account for such tax. If we incur such tax in the future, we may assess a charge for such tax against the Variable Account. We may incur state and local income taxes (in addition to premium taxes) attributable to the Variable Account in several states. At present, these taxes are not significant and we currently do not impose any charge for such taxes against the Variable Account. We may, however, assess the Variable Account for such taxes in the future. If any charges for federal, state or local taxes are assessed against the Variable Account in the future, they could reduce the net investment performances of the Subaccounts.

In order for the Contract to be treated as an annuity contract for federal income tax purposes, the investments of each Subaccount to which purchase payments under the Contract are allocated must be “adequately diversified” in accordance with the Code and Treasury Department regulations. The investment adviser of the Funds monitors each Fund’s investment portfolio to ensure that the diversification requirements are met, because, for purposes thereof, a Fund’s assets are treated as if they are owned by each Subaccount that invests therein. If any Subaccount to which the purchase payments under your Contract are allocated failed to satisfy these requirements, you would be currently taxed on the net earnings and net realized gains of the Subaccount unless your Contract was held in a qualified plan or an IRA. The tax would apply from the first quarter of the failure, until we corrected the failure in conformity with a Treasury Department procedure. This is a risk that is common to all variable annuity contracts.

Each Fund under the Contract sells its shares not only to the Variable Account but also to other separate accounts that fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of policyowners and contractowners that invest in the same Fund. If such a conflict were to arise, we would take whatever steps were necessary to protect the interests of policyowners and contractowners, including potentially substituting a different fund for the Fund. It is also possible that the failure of one separate account to comply with the federal tax law requirements could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Contractowner’s control of the investments of the Variable Account could cause the Contractowner, rather than us, to be treated as the owner of the assets in the Variable Account for federal tax purposes, which would result in the current taxation of the net income and net realized gains on those assets to the Contractowner. Based upon existing IRS guidance, we do not believe that the ownership rights of a Contractowner under the Contract would result in a Contractowner being treated as the owner of the assets of the Contract. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent a Contractowner from being considered the owner of a pro rata share of the assets of the Contract.

XI. The following is added to your prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER.

Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Administrative Office to learn what information we require for your particular request to be in “good order.” Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

CYBER SECURITY AND BUSINESS CONTINUITY RISKS

With the increasing use of technology and computer systems in general and, in particular, the Internet to conduct necessary business functions, the Company is susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering of increasingly complex products, such as those that feature automatic asset transfer or reallocation strategies, and by our employment of complex investment, trading and hedging programs. Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.

Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins) to computer systems in order to misappropriate and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.

The Company is also subject to risks related to disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID-19), utility failures, terrorist acts, political and social developments, and military and governmental actions. These risks are often collectively referred to as “business continuity” risks. These events could adversely affect the Company and our ability to conduct business and process transactions. Although the Company has business continuity plans, it is possible that the plans may not operate as intended or required and that the Company may not be able to provide required services, process transactions, deliver documents or calculate values. It is also possible that service levels may decline as a result of such events.

Cyber security events, disasters and similar events, whether deliberate or unintentional, that could impact the Company and Contract owners could arise not only in connection with our own administration of the Contract, but also with entities operating the Contract’s underlying funds and with third-party service providers. Cyber security and other events affecting any of the entities involved with the offering and administration of the Contract may cause significant disruptions in the business operations related to the Contract. Potential impacts may include, but are not limited to, potential financial losses under the Contract, your inability to conduct transactions under the Contract and/or with respect to an underlying fund, an inability to calculate unit values with respect to the Contract and/or the net asset value (“NAV”) with respect to an underlying fund, and disclosures of your personal or confidential account information.

In addition to direct impacts to you, cyber security and other events described above may result in adverse impacts to the Company, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by the Company may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by the Company in enhancing and upgrading computer systems and systems security following a cyber security failure or responding to a disaster or similar event. The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, and others continue to pose new and significant cyber security threats. In addition, the global spread of COVID-19 has caused the Company and its service providers to implement business continuity plans, including widespread use of work-from-home arrangements. Although the Company, our service providers, and the underlying funds offered under the Contract may have established business continuity plans and risk management systems to mitigate risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. Furthermore, the Company cannot control or assure the efficacy of the cyber security and business continuity plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.

XII.	The following replaces “Appendix I – Accumulation Unit Values

Allstate Advisor Contracts: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (Base Contracts).”

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
	2011	$10.40270	$9.98288	44,416
	2012	$9.98288	$11.44428	43,384
	2013	$11.44428	$14.79338	33,130
	2014	$14.79338	$16.30441	30,105
	2015	$16.30441	$16.16093	20,182
	2016	$16.16093	$17.18622	17,516
	2017	$17.18622	$20.62781	12,125
	2018	$20.62781	$19.00869	9,903
	2019	$19.00869	$24.63230	8,036
	2020	$24.63230	$31.66664	7,468
Fidelity® VIP Freedom 2010 PortfolioSM—Service Class 2
	2011	$11.26403	$11.07151	44,035
	2012	$11.07151	$12.19421	43,076
	2013	$12.19421	$13.62535	41,201
	2014	$13.62535	$14.01598	10,990
	2015	$14.01598	$13.76179	47,973
	2016	$13.76179	$14.29525	1,740
	2017	$14.29525	$15.91741	803
	2018	$15.91741	$15.04172	697
	2019	$15.04172	$17.18655	602
	2020	$17.18655	$19.04183	557
Fidelity® VIP Freedom 2020 PortfolioSM—Service Class 2
	2011	$10.83872	$10.56635	27,152
	2012	$10.56635	$11.79297	23,780
	2013	$11.79297	$13.46090	22,912
	2014	$13.46090	$13.89784	42,121
	2015	$13.89784	$13.65559	47,235
	2016	$13.65559	$14.26211	32,344
	2017	$14.26211	$16.36817	28,064
	2018	$16.36817	$15.17423	22,649
	2019	$15.17423	$17.95645	21,864
	2020	$17.95645	$20.33459	20,219
Fidelity® VIP Freedom 2030 PortfolioSM—Service Class 2
	2011	$10.42863	$10.00312	2,301
	2012	$10.00312	$11.37280	2,165
	2013	$11.37280	$13.62948	2,019
	2014	$13.62948	$14.09181	1,945
	2015	$14.09181	$13.83636	1,938
	2016	$13.83636	$14.52893	1,824
	2017	$14.52893	$17.31026	285
	2018	$17.31026	$15.70987	0
	2019	$15.70987	$19.24677	0
	2020	$19.24677	$22.16097	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP Freedom Income PortfolioSM—Service Class 2
	2011	$11.45184	$11.46148	20,939
	2012	$11.46148	$12.02123	20,644
	2013	$12.02123	$12.48425	20,788
	2014	$12.48425	$12.75922	20,492
	2015	$12.75922	$12.52286	20,180
	2016	$12.52286	$12.87746	19,897
	2017	$12.87746	$13.77450	17,399
	2018	$13.77450	$13.28691	17,243
	2019	$13.28691	$14.64175	17,157
	2020	$14.64175	$15.93981	17,032
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
	2015	$19.60839	$19.17508	1,316
	2016	$19.17508	$18.94036	1,306
	2017	$18.94036	$25.08715	532
	2018	$25.08715	$27.78578	472
	2019	$27.78578	$38.53482	615
	2020	$38.53482	$63.99344	615
Fidelity® VIP Index 500 Portfolio—Service Class 2
	2011	$9.86146	$9.90820	24,169
	2012	$9.90820	$11.30889	19,359
	2013	$11.30889	$14.72508	17,755
	2014	$14.72508	$16.46662	12,793
	2015	$16.46662	$16.43015	13,310
	2016	$16.43015	$18.09721	13,071
	2017	$18.09721	$21.68901	9,279
	2018	$21.68901	$20.39537	12,397
	2019	$20.39537	$26.37795	14,351
	2020	$26.37795	$30.71107	12,032
Fidelity® VIP Mid Cap Portfolio—Service Class 2
	2011	$11.76129	$10.34987	17,582
	2012	$10.34987	$11.70378	18,752
	2013	$11.70378	$15.69683	12,363
	2014	$15.69683	$16.42892	11,148
	2015	$16.42892	$15.95285	10,631
	2016	$15.95285	$17.62524	10,359
	2017	$17.62524	$20.97198	9,908
	2018	$20.97198	$17.64236	9,169
	2019	$17.64236	$21.45064	8,508
	2020	$21.45064	$24.95769	6,255

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Growth and Income VIP Fund—Class 2
	2011	$15.16905	$15.33404	155,098
	2012	$15.33404	$16.98708	129,600
	2013	$16.98708	$21.73218	107,474
	2014	$21.73218	$23.41165	96,114
	2015	$23.41165	$22.89955	81,365
	2016	$22.89955	$25.23213	73,283
	2017	$25.23213	$28.85710	68,127
	2018	$28.85710	$27.17898	55,022
	2019	$27.17898	$33.71260	50,274
	2020	$33.71260	$35.11561	49,548
Franklin Income VIP Fund—Class 2
	2011	$13.95778	$14.10661	342,062
	2012	$14.10661	$15.68598	285,558
	2013	$15.68598	$17.64228	235,003
	2014	$17.64228	$18.21853	215,100
	2015	$18.21853	$16.71487	181,821
	2016	$16.71487	$18.81367	165,960
	2017	$18.81367	$20.36843	143,473
	2018	$20.36843	$19.23934	132,170
	2019	$19.23934	$22.04139	115,899
	2020	$22.04139	$21.90844	107,122
Franklin Large Cap Growth VIP Fund—Class 2
	2011	$10.99497	$10.68997	406,515
	2012	$10.68997	$11.85717	357,296
	2013	$11.85717	$15.05576	262,600
	2014	$15.05576	$16.71341	192,201
	2015	$16.71341	$17.42562	148,318
	2016	$17.42562	$16.89314	136,313
	2017	$16.89314	$21.36336	109,890
	2018	$21.36336	$20.77723	91,158
	2019	$20.77723	$27.60152	67,629
	2020	$27.60152	$39.40732	52,164
Franklin Mutual Global Discovery VIP Fund—Class 2
	2011	$11.58015	$11.09276	74,072
	2012	$11.09276	$12.41195	72,085
	2013	$12.41195	$15.63532	70,897
	2014	$15.63532	$16.31465	59,657
	2015	$16.31465	$15.51635	44,366
	2016	$15.51635	$17.18168	42,114
	2017	$17.18168	$18.41922	36,224
	2018	$18.41922	$16.14118	31,990
	2019	$16.14118	$19.81596	30,839
	2020	$19.81596	$18.68771	29,863

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Mutual Shares VIP Fund—Class 2
	2011	$15.67265	$15.30968	228,819
	2012	$15.30968	$17.26424	181,057
	2013	$17.26424	$21.85776	156,360
	2014	$21.85776	$23.11245	128,848
	2015	$23.11245	$21.68803	100,164
	2016	$21.68803	$24.84691	94,436
	2017	$24.84691	$26.57513	80,543
	2018	$26.57513	$23.85271	74,110
	2019	$23.85271	$28.86029	68,308
	2020	$28.86029	$27.05161	64,362
Franklin Small Cap Value VIP Fund—Class 2
	2011	$22.81270	$21.67222	81,892
	2012	$21.67222	$25.32557	61,553
	2013	$25.32557	$34.05824	51,105
	2014	$34.05824	$33.81084	44,342
	2015	$33.81084	$30.90926	33,745
	2016	$30.90926	$39.72245	28,642
	2017	$39.72245	$43.38887	25,949
	2018	$43.38887	$37.31222	23,325
	2019	$37.31222	$46.53612	19,497
	2020	$46.53612	$48.32038	18,355
Franklin U.S. Government Securities VIP Fund—Class 2
	2011	$12.60285	$13.14739	179,527
	2012	$13.14739	$13.22224	154,274
	2013	$13.22224	$12.75951	109,942
	2014	$12.75951	$13.02112	94,735
	2015	$13.02112	$12.91413	72,925
	2016	$12.91413	$12.83259	69,440
	2017	$12.83259	$12.83734	57,081
	2018	$12.83734	$12.71381	46,183
	2019	$12.71381	$13.20647	49,408
	2020	$13.20647	$13.53587	40,778
Invesco Oppenheimer V.I. Capital Appreciation Fund—Series II
	2011	$13.18561	$12.83701	272,614
	2012	$12.83701	$14.42050	209,788
	2013	$14.42050	$18.42355	155,939
	2014	$18.42355	$20.93701	132,711
	2015	$20.93701	$21.34228	112,543
	2016	$21.34228	$20.55592	100,086
	2017	$20.55592	$25.67002	91,295
	2018	$25.67002	$23.82858	79,817
	2019	$23.82858	$31.95338	70,546
	2020	$31.95338	$42.97280	63,588

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Franchise Fund—Series II
	2011	$14.95286	$13.81713	24,214
	2012	$13.81713	$15.46567	16,576
	2013	$15.46567	$21.34151	10,922
	2014	$21.34151	$22.78703	10,212
	2015	$22.78703	$23.56153	9,258
	2016	$23.56153	$23.72751	9,217
	2017	$23.72751	$29.75320	8,776
	2018	$29.75320	$28.22536	6,723
	2019	$28.22536	$38.01099	6,548
	2020	$38.01099	$53.27964	4,099
Invesco V.I. American Value Fund—Series I
	2011	$15.30696	$15.24921	29,721
	2012	$15.24921	$17.65702	26,028
	2013	$17.65702	$23.40178	17,487
	2014	$23.40178	$25.35230	13,957
	2015	$25.35230	$22.74112	13,362
	2016	$22.74112	$25.92672	12,546
	2017	$25.92672	$28.14353	11,190
	2018	$28.14353	$24.26544	8,245
	2019	$24.26544	$29.94738	7,251
	2020	$29.94738	$29.89336	5,965
Invesco V.I. American Value Fund—Series II
	2011	$15.20534	$15.13365	63,163
	2012	$15.13365	$17.48874	55,077
	2013	$17.48874	$23.12104	43,915
	2014	$23.12104	$24.98589	30,695
	2015	$24.98589	$22.35524	26,155
	2016	$22.35524	$25.42598	22,179
	2017	$25.42598	$27.52938	20,101
	2018	$27.52938	$23.67656	18,972
	2019	$23.67656	$29.14678	16,654
	2020	$29.14678	$29.01792	16,800
Invesco V.I. Comstock Fund, Series II
	2011	$11.83336	$11.43478	135,684
	2012	$11.43478	$13.42296	100,820
	2013	$13.42296	$17.97381	65,645
	2014	$17.97381	$19.35657	56,739
	2015	$19.35657	$17.92327	50,586
	2016	$17.92327	$20.69820	43,233
	2017	$20.69820	$24.02335	39,820
	2018	$24.02335	$20.77969	38,947
	2019	$20.77969	$25.62794	33,263
	2020	$25.62794	$25.02249	32,996

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Conservative Balanced Fund—Series II
	2011	$12.13752	$12.02723	96,772
	2012	$12.02723	$13.30877	75,913
	2013	$13.30877	$14.82309	62,554
	2014	$14.82309	$15.80480	46,363
	2015	$15.80480	$15.68939	40,202
	2016	$15.68939	$16.25604	31,027
	2017	$16.25604	$17.48308	25,743
	2018	$17.48308	$16.30197	23,006
	2019	$16.30197	$18.86244	20,274
	2020	$18.86244	$21.33577	18,638
Invesco Oppenheimer V.I. Total Return Bond Fund—Series II
	2011	$7.73426	$8.24006	394,045
	2012	$8.24006	$8.96099	349,516
	2013	$8.96099	$8.81177	331,453
	2014	$8.81177	$9.30049	235,183
	2015	$9.30049	$9.24513	188,572
	2016	$9.24513	$9.40469	169,458
	2017	$9.40469	$9.69031	163,292
	2018	$9.69031	$9.43949	128,765
	2019	$9.43949	$10.17998	115,039
	2020	$10.17998	$10.99633	114,273
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2011	$14.16338	$14.09793	45,809
	2012	$14.09793	$16.16510	36,118
	2013	$16.16510	$21.64122	26,979
	2014	$21.64122	$22.54218	23,759
	2015	$22.54218	$23.66380	21,356
	2016	$23.66380	$23.84505	18,842
	2017	$23.84505	$30.23644	18,361
	2018	$30.23644	$27.96330	17,236
	2019	$27.96330	$38.37092	14,509
	2020	$38.37092	$53.11910	16,267
Invesco V.I. Equity and Income Fund, Series II
	2011	$13.47666	$13.13025	29,618
	2012	$13.13025	$14.56604	25,619
	2013	$14.56604	$17.95629	20,169
	2014	$17.95629	$19.27860	15,212
	2015	$19.27860	$18.53794	11,341
	2016	$18.53794	$21.01428	9,752
	2017	$21.01428	$22.98048	8,065
	2018	$22.98048	$20.47629	6,224
	2019	$20.47629	$24.25701	6,087
	2020	$24.25701	$26.25530	5,986

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Global Fund—Series II
	2011	$21.24170	$19.18021	35,151
	2012	$19.18021	$22.89868	28,402
	2013	$22.89868	$28.70427	26,080
	2014	$28.70427	$28.91653	24,330
	2015	$28.91653	$29.59173	21,610
	2016	$29.59173	$29.16515	20,402
	2017	$29.16515	$39.24717	17,234
	2018	$39.24717	$33.55037	14,808
	2019	$33.55037	$43.53538	13,707
	2020	$43.53538	$54.72284	11,701
Invesco Oppenheimer V.I. Global Strategic Income Fund—Series II
	2011	$16.91833	$16.80904	376,321
	2012	$16.80904	$18.77341	364,547
	2013	$18.77341	$18.46323	299,441
	2014	$18.46323	$18.67913	240,870
	2015	$18.67913	$17.97873	197,284
	2016	$17.97873	$18.85930	167,154
	2017	$18.85930	$19.74078	154,834
	2018	$19.74078	$18.60066	123,456
	2019	$18.60066	$20.30854	105,473
	2020	$20.30854	$20.64678	102,559
Invesco V.I. Growth and Income Fund, Series II
	2011	$17.24248	$16.63556	110,772
	2012	$16.63556	$18.77646	93,099
	2013	$18.77646	$24.79296	67,718
	2014	$24.79296	$26.91193	56,446
	2015	$26.91193	$25.68468	51,701
	2016	$25.68468	$30.28052	38,219
	2017	$30.28052	$34.08727	36,979
	2018	$34.08727	$29.07274	33,475
	2019	$29.07274	$35.82967	27,912
	2020	$35.82967	$36.02236	25,238
Invesco Oppenheimer V.I. Main Street Fund®—Series II
	2011	$14.56942	$14.33664	392,433
	2012	$14.33664	$16.50171	322,256
	2013	$16.50171	$21.40993	242,744
	2014	$21.40993	$23.33177	197,167
	2015	$23.33177	$23.74632	161,948
	2016	$23.74632	$26.08926	139,927
	2017	$26.08926	$30.03845	127,378
	2018	$30.03845	$27.24859	116,264
	2019	$27.24859	$35.43434	96,994
	2020	$35.43434	$39.76773	87,940

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Main Street Small Cap Fund®—Series II
	2011	$20.79990	$20.04285	76,985
	2012	$20.04285	$23.27952	59,041
	2013	$23.27952	$32.31429	43,544
	2014	$32.31429	$35.61496	35,835
	2015	$35.61496	$33.01322	30,887
	2016	$33.01322	$38.34757	26,127
	2017	$38.34757	$43.12065	24,793
	2018	$43.12065	$38.07666	23,534
	2019	$38.07666	$47.40886	21,407
	2020	$47.40886	$55.98759	20,454
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio
	2011	$14.03538	$14.46198	162,673
	2012	$14.46198	$16.06413	138,512
	2013	$16.06413	$17.15282	107,192
	2014	$17.15282	$17.66753	87,843
	2015	$17.66753	$17.17263	73,358
	2016	$17.17263	$19.00862	59,668
	2017	$19.00862	$20.49293	55,532
	2018	$20.49293	$19.41459	46,594
	2019	$19.41459	$21.72386	40,687
	2020	$21.72386	$23.01035	39,000
Lord Abbett Series Fund, Inc.—Fundamental Equity Portfolio
	2011	$14.13742	$13.32889	54,700
	2012	$13.32889	$14.54872	39,994
	2013	$14.54872	$19.49645	22,054
	2014	$19.49645	$20.61931	15,579
	2015	$20.61931	$19.65243	13,019
	2016	$19.65243	$22.45399	11,803
	2017	$22.45399	$24.95290	12,250
	2018	$24.95290	$22.62084	11,997
	2019	$22.62084	$27.13373	11,038
	2020	$27.13373	$27.25914	11,091
Lord Abbett Series Fund, Inc.—Growth and Income Portfolio
	2011	$11.21281	$10.39543	64,532
	2012	$10.39543	$11.50135	54,036
	2013	$11.50135	$15.42856	35,640
	2014	$15.42856	$16.39497	32,630
	2015	$16.39497	$15.72013	27,307
	2016	$15.72013	$18.17358	24,386
	2017	$18.17358	$20.34074	19,763
	2018	$20.34074	$18.44207	19,800
	2019	$18.44207	$22.29933	15,743
	2020	$22.29933	$22.60573	14,866

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Growth Opportunities Portfolio
	2011	$15.60593	$13.85714	59,166
	2012	$13.85714	$15.60681	54,063
	2013	$15.60681	$21.11767	43,120
	2014	$21.11767	$22.11042	30,730
	2015	$22.11042	$22.41945	24,329
	2016	$22.41945	$22.40397	23,267
	2017	$22.40397	$27.18306	19,493
	2018	$27.18306	$26.05579	17,019
	2019	$26.05579	$35.07395	13,733
	2020	$35.07395	$48.25627	11,281
Lord Abbett Series Fund, Inc.—Mid Cap Stock Portfolio
	2011	$12.11987	$11.48384	109,059
	2012	$11.48384	$12.98408	90,935
	2013	$12.98408	$16.70260	63,861
	2014	$16.70260	$18.38776	50,257
	2015	$18.38776	$17.46317	39,855
	2016	$17.46317	$20.06467	32,864
	2017	$20.06467	$21.15985	32,896
	2018	$21.15985	$17.74494	30,399
	2019	$17.74494	$21.48240	25,054
	2020	$21.48240	$21.73512	24,800
Morgan Stanley VIF Discovery Portfolio—Class II
	2011	$12.69611	$11.63342	86,261
	2012	$11.63342	$12.45781	83,748
	2013	$12.45781	$16.90663	64,799
	2014	$16.90663	$16.99575	46,586
	2015	$16.99575	$15.77160	40,360
	2016	$15.77160	$14.19205	40,901
	2017	$14.19205	$19.41727	31,753
	2018	$19.41727	$21.18331	20,269
	2019	$21.18331	$29.26760	14,532
	2020	$29.26760	$72.81923	6,704
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class II
	2011	$22.51861	$23.75918	65,735
	2012	$23.75918	$27.64426	46,772
	2013	$27.64426	$24.89822	39,669
	2014	$24.89822	$25.28741	28,076
	2015	$25.28741	$24.66782	23,793
	2016	$24.66782	$26.92692	20,545
	2017	$26.92692	$29.12880	20,715
	2018	$29.12880	$26.72616	15,784
	2019	$26.72616	$30.12015	14,163
	2020	$30.12015	$31.37739	13,491

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Global Franchise Portfolio—Class II
	2011	$16.14978	$17.38457	64,433
	2012	$17.38457	$19.83513	49,681
	2013	$19.83513	$23.42882	34,151
	2014	$23.42882	$24.16969	26,403
	2015	$24.16969	$25.33758	21,231
	2016	$25.33758	$26.36718	20,317
	2017	$26.36718	$32.73096	17,699
	2018	$32.73096	$31.73563	17,098
	2019	$31.73563	$40.57738	14,576
	2020	$40.57738	$45.34508	10,358
Morgan Stanley VIF Growth Portfolio—Class I
	2011	$15.14251	$14.52926	19,854
	2012	$14.52926	$16.40326	12,085
	2013	$16.40326	$23.97563	10,149
	2014	$23.97563	$25.17169	8,600
	2015	$25.17169	$27.88811	7,907
	2016	$27.88811	$27.07892	7,058
	2017	$27.07892	$38.26490	6,038
	2018	$38.26490	$40.61681	4,286
	2019	$40.61681	$52.84597	4,148
	2020	$52.84597	$113.36277	3,408
Morgan Stanley VIF Growth Portfolio—Class II
	2011	$14.88943	$14.25085	5,738
	2012	$14.25085	$16.04339	4,435
	2013	$16.04339	$23.39426	3,900
	2014	$23.39426	$24.49854	3,373
	2015	$24.49854	$27.07672	2,898
	2016	$27.07672	$26.21460	2,756
	2017	$26.21460	$36.95910	2,143
	2018	$36.95910	$39.14256	1,892
	2019	$39.14256	$50.79724	1,461
	2020	$50.79724	$108.69371	1,177
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
	2011	$24.86854	$25.93830	92,249
	2012	$25.93830	$29.60250	71,756
	2013	$29.60250	$29.73257	63,687
	2014	$29.73257	$37.98566	42,934
	2015	$37.98566	$38.21645	36,227
	2016	$38.21645	$40.19491	31,782
	2017	$40.19491	$40.81688	31,783
	2018	$40.81688	$37.07749	25,132
	2019	$37.07749	$43.43510	22,441
	2020	$43.43510	$35.54394	20,006
Putnam VT Global Equity Fund—Class IB
	2019	$10.00000	$11.05740	5,880
	2020	$11.05740	$12.01397	5,473

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$11.65017	$11.81868	55,480
	2012	$11.81868	$13.12816	45,616
	2013	$13.12816	$15.30371	42,079
	2014	$15.30371	$16.71931	31,295
	2015	$16.71931	$16.31707	28,514
	2016	$16.31707	$17.39740	26,644
	2017	$17.39740	$19.76468	19,134
	2018	$19.76468	$18.89580	18,421
	2019	$18.89580	$23.12994	15,540
	2020	$23.12994	$26.34950	14,491
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$16.01494	$15.74264	37,007
	2012	$15.74264	$17.74540	29,343
	2013	$17.74540	$20.93104	27,014
	2014	$20.93104	$22.60790	22,555
	2015	$22.60790	$22.35486	16,451
	2016	$22.35486	$23.54865	14,809
	2017	$23.54865	$26.81137	13,638
	2018	$26.81137	$24.54316	13,410
	2019	$24.54316	$28.37724	12,755
	2020	$28.37724	$31.45997	10,703
Putnam VT Global Health Care Fund—Class IB
	2011	$13.77647	$13.43897	5,110
	2012	$13.43897	$16.21912	3,155
	2013	$16.21912	$22.68038	3,355
	2014	$22.68038	$28.57650	2,975
	2015	$28.57650	$30.40430	2,152
	2016	$30.40430	$26.60607	2,234
	2017	$26.60607	$30.28228	1,938
	2018	$30.28228	$29.71261	1,397
	2019	$29.71261	$38.21464	1,364
	2020	$38.21464	$43.86285	685
Putnam VT Government Money Market Fund—Class IB
	2011	$10.50851	$10.37449	719,917
	2012	$10.37449	$10.24132	604,909
	2013	$10.24132	$10.11022	523,284
	2014	$10.11022	$9.98079	417,565
	2015	$9.98079	$9.85302	337,952
	2016	$9.85302	$9.72730	286,362
	2017	$9.72730	$9.62575	316,027
	2018	$9.62575	$9.61320	235,922
	2019	$9.61320	$9.63667	219,739
	2020	$9.63667	$9.53047	214,095

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05811	42,637
	2017	$10.05811	$12.99729	36,761
	2018	$12.99729	$13.13429	33,863
	2019	$13.13429	$17.72888	32,107
	2020	$17.72888	$24.27495	24,923
Putnam VT High Yield Fund—Class IB
	2011	$20.10244	$20.19189	75,299
	2012	$20.19189	$23.12153	61,219
	2013	$23.12153	$24.61605	53,491
	2014	$24.61605	$24.67717	46,590
	2015	$24.67717	$23.05509	43,168
	2016	$23.05509	$26.29704	37,552
	2017	$26.29704	$27.77103	36,669
	2018	$27.77103	$26.29668	27,861
	2019	$26.29668	$29.69489	26,748
	2020	$29.69489	$30.83834	25,927
Putnam VT Income Fund—Class IB
	2011	$13.82696	$14.33158	285,456
	2012	$14.33158	$15.66604	246,267
	2013	$15.66604	$15.75335	212,200
	2014	$15.75335	$16.55408	175,083
	2015	$16.55408	$16.10218	142,379
	2016	$16.10218	$16.21279	127,863
	2017	$16.21279	$16.89990	112,177
	2018	$16.89990	$16.71457	86,121
	2019	$16.71457	$18.46160	71,896
	2020	$18.46160	$19.26800	72,302
Putnam VT International Equity Fund—Class IB
	2011	$17.05144	$13.98146	77,150
	2012	$13.98146	$16.82529	63,733
	2013	$16.82529	$21.27041	51,781
	2014	$21.27041	$19.57296	39,986
	2015	$19.57296	$19.34755	34,024
	2016	$19.34755	$18.63008	32,527
	2017	$18.63008	$23.27910	28,943
	2018	$23.27910	$18.58569	28,379
	2019	$18.58569	$22.96098	23,626
	2020	$22.96098	$25.40668	22,901

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Equity Income Fund—Class IB
	2011	$14.52388	$14.61239	128,272
	2012	$14.61239	$17.20785	99,783
	2013	$17.20785	$22.49205	75,297
	2014	$22.49205	$25.01277	57,301
	2015	$25.01277	$23.93885	48,354
	2016	$23.93885	$26.85506	39,920
	2017	$26.85506	$31.48673	45,488
	2018	$31.48673	$28.44075	42,560
	2019	$28.44075	$36.61041	33,468
	2020	$36.61041	$38.23582	33,298
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$14.24087	$14.06356	12,088
	2012	$14.06356	$16.21800	11,038
	2013	$16.21800	$21.63186	7,195
	2014	$21.63186	$24.32366	6,279
	2015	$24.32366	$23.48712	2,906
	2016	$23.48712	$25.97915	2,884
	2017	$25.97915	$31.50728	2,731
	2018	$31.50728	$28.72513	2,697
	2019	$28.72513	$37.32455	2,406
	2020	$37.32455	$43.22743	2,256
Putnam VT Research Fund—Class IB
	2011	$14.49017	$14.05371	13,857
	2012	$14.05371	$16.35766	1,963
	2013	$16.35766	$21.53361	1,286
	2014	$21.53361	$24.41452	771
	2015	$24.41452	$23.72721	760
	2016	$23.72721	$25.78296	753
	2017	$25.78296	$31.39363	663
	2018	$31.39363	$29.52729	635
	2019	$29.52729	$38.83453	595
	2020	$38.83453	$45.96937	557
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$16.71355	$15.65976	5,287
	2012	$15.65976	$18.04793	3,868
	2013	$18.04793	$24.30703	3,229
	2014	$24.30703	$27.23010	2,331
	2015	$27.23010	$26.80096	2,261
	2016	$26.80096	$28.51684	2,049
	2017	$28.51684	$36.37693	1,946
	2018	$36.37693	$35.35767	1,878
	2019	$35.35767	$47.59186	1,829
	2020	$47.59186	$60.48293	1,771

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.10

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Templeton Developing Markets VIP Fund—Class 2
	2011	$39.01020	$32.40177	33,579
	2012	$32.40177	$36.19241	26,677
	2013	$36.19241	$35.39609	19,711
	2014	$35.39609	$32.00750	18,201
	2015	$32.00750	$25.40091	15,054
	2016	$25.40091	$29.44752	14,073
	2017	$29.44752	$40.81593	12,485
	2018	$40.81593	$33.92374	11,556
	2019	$33.92374	$42.42679	10,657
	2020	$42.42679	$49.07711	7,767
Templeton Foreign VIP Fund—Class 2
	2011	$20.26320	$17.87506	237,996
	2012	$17.87506	$20.86096	197,596
	2013	$20.86096	$25.32205	157,347
	2014	$25.32205	$22.21292	133,303
	2015	$22.21292	$20.50275	113,670
	2016	$20.50275	$21.69116	101,135
	2017	$21.69116	$24.98688	91,551
	2018	$24.98688	$20.85471	89,706
	2019	$20.85471	$23.16535	81,481
	2020	$23.16535	$22.60221	86,383

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.10% and an administrative expense charge of 0.19%.

XIII.

The following replaces ”Appendix I – Allstate Advisor Contracts: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (With MAV Death Benefit Option).”

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
	2011	$10.30445	$9.86860	43,254
	2012	$9.86860	$11.29031	30,240
	2013	$11.29031	$14.56479	21,737
	2014	$14.56479	$16.01996	14,902
	2015	$16.01996	$15.84682	13,649
	2016	$15.84682	$16.81814	16,523
	2017	$16.81814	$20.14567	11,006
	2018	$20.14567	$18.52702	11,290
	2019	$18.52702	$23.96013	9,659
	2020	$23.96013	$30.74094	9,225
Fidelity® VIP Freedom 2010 PortfolioSM—Service Class 2
	2011	$11.15769	$10.94482	338
	2012	$10.94482	$12.03018	0
	2013	$12.03018	$13.41485	0
	2014	$13.41485	$13.77148	0
	2015	$13.77148	$13.49434	0
	2016	$13.49434	$13.98912	0
	2017	$13.98912	$15.54540	2,501
	2018	$15.54540	$14.66063	2,501
	2019	$14.66063	$16.71762	2,501
	2020	$16.71762	$18.48526	2,501
Fidelity® VIP Freedom 2020 PortfolioSM—Service Class 2
	2011	$10.73639	$10.44544	1,328
	2012	$10.44544	$11.63435	0
	2013	$11.63435	$13.25295	0
	2014	$13.25295	$13.65543	0
	2015	$13.65543	$13.39022	0
	2016	$13.39022	$13.95670	0
	2017	$13.95670	$15.98563	0
	2018	$15.98563	$14.78977	0
	2019	$14.78977	$17.46650	0
	2020	$17.46650	$19.74019	0
Fidelity® VIP Freedom 2030 PortfolioSM—Service Class 2
	2016	$10.00000	$14.21774	0
	2017	$14.21774	$16.90562	0
	2018	$16.90562	$15.31177	1
	2019	$15.31177	$18.72154	1
	2020	$18.72154	$21.51311	1

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP Freedom Income PortfolioSM—Service Class 2
	2011	$11.34376	$11.33036	2,163
	2012	$11.33036	$11.85956	879
	2013	$11.85956	$12.29140	22,127
	2014	$12.29140	$12.53667	0
	2015	$12.53667	$12.27951	0
	2016	$12.27951	$12.60170	0
	2017	$12.60170	$13.45256	0
	2018	$13.45256	$12.95027	0
	2019	$12.95027	$14.24223	0
	2020	$14.24223	$15.47389	0
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
	2015	$19.25408	$18.80233	795
	2016	$18.80233	$18.53465	0
	2017	$18.53465	$24.50071	0
	2018	$24.50071	$27.08167	543
	2019	$27.08167	$37.48325	0
	2020	$37.48325	$62.12285	3,569
Fidelity® VIP Index 500 Portfolio—Service Class 2
	2011	$9.76833	$9.79477	16,075
	2012	$9.79477	$11.15672	13,909
	2013	$11.15672	$14.49754	11,323
	2014	$14.49754	$16.17932	13,179
	2015	$16.17932	$16.11078	10,205
	2016	$16.11078	$17.70959	8,530
	2017	$17.70959	$21.18201	11,397
	2018	$21.18201	$19.87853	7,174
	2019	$19.87853	$25.65810	10,341
	2020	$25.65810	$29.81324	10,151
Fidelity® VIP Mid Cap Portfolio—Service Class 2
	2011	$11.65024	$10.23140	16,786
	2012	$10.23140	$11.54631	15,436
	2013	$11.54631	$15.45428	9,791
	2014	$15.45428	$16.14227	8,174
	2015	$16.14227	$15.64274	7,561
	2016	$15.64274	$17.24772	6,544
	2017	$17.24772	$20.48173	5,466
	2018	$20.48173	$17.19526	5,201
	2019	$17.19526	$20.86522	4,091
	2020	$20.86522	$24.22802	3,943

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Growth and Income VIP Fund—Class 2
	2011	$14.92256	$15.05437	122,428
	2012	$15.05437	$16.64338	98,114
	2013	$16.64338	$21.24937	73,201
	2014	$21.24937	$22.84517	64,111
	2015	$22.84517	$22.30016	55,643
	2016	$22.30016	$24.52206	48,732
	2017	$24.52206	$27.98894	46,776
	2018	$27.98894	$26.30828	42,515
	2019	$26.30828	$32.56733	39,664
	2020	$32.56733	$33.85482	31,827
Franklin Income VIP Fund—Class 2
	2011	$13.77030	$13.88901	269,443
	2012	$13.88901	$15.41265	224,403
	2013	$15.41265	$17.29976	184,935
	2014	$17.29976	$17.82864	174,132
	2015	$17.82864	$16.32401	147,521
	2016	$16.32401	$18.33663	131,117
	2017	$18.33663	$19.81226	109,067
	2018	$19.81226	$18.67637	101,937
	2019	$18.67637	$21.35363	88,562
	2020	$21.35363	$21.18239	76,343
Franklin Large Cap Growth VIP Fund—Class 2
	2011	$10.85648	$10.53398	236,426
	2012	$10.53398	$11.66042	204,899
	2013	$11.66042	$14.77597	155,963
	2014	$14.77597	$16.36960	118,099
	2015	$16.36960	$17.03258	88,499
	2016	$17.03258	$16.47873	82,063
	2017	$16.47873	$20.79762	65,665
	2018	$20.79762	$20.18631	58,358
	2019	$20.18631	$26.76291	47,614
	2020	$26.76291	$38.13368	36,158
Franklin Mutual Global Discovery VIP Fund—Class 2
	2011	$11.47085	$10.96582	17,942
	2012	$10.96582	$12.24500	13,159
	2013	$12.24500	$15.39379	8,169
	2014	$15.39379	$16.03009	6,875
	2015	$16.03009	$15.21482	4,588
	2016	$15.21482	$16.81373	3,911
	2017	$16.81373	$17.98872	3,521
	2018	$17.98872	$15.73219	3,487
	2019	$15.73219	$19.27523	2,960
	2020	$19.27523	$18.14140	2,973

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Mutual Shares VIP Fund—Class 2
	2011	$15.41803	$15.03049	176,443
	2012	$15.03049	$16.91499	150,464
	2013	$16.91499	$21.37224	114,700
	2014	$21.37224	$22.55328	101,044
	2015	$22.55328	$21.12042	72,399
	2016	$21.12042	$24.14775	57,959
	2017	$24.14775	$25.77569	47,647
	2018	$25.77569	$23.08862	41,995
	2019	$23.08862	$27.87994	33,533
	2020	$27.87994	$26.08040	32,153
Franklin Small Cap Value VIP Fund—Class 2
	2011	$22.44201	$21.27693	57,169
	2012	$21.27693	$24.81317	42,835
	2013	$24.81317	$33.30160	33,279
	2014	$33.30160	$32.99269	27,523
	2015	$32.99269	$30.10019	21,425
	2016	$30.10019	$38.60456	18,684
	2017	$38.60456	$42.08345	14,823
	2018	$42.08345	$36.11677	14,192
	2019	$36.11677	$44.95509	13,518
	2020	$44.95509	$46.58537	11,451
Franklin U.S. Government Securities VIP Fund—Class 2
	2011	$12.43352	$12.94454	154,359
	2012	$12.94454	$12.99179	125,460
	2013	$12.99179	$12.51172	74,099
	2014	$12.51172	$12.74238	63,198
	2015	$12.74238	$12.61210	57,816
	2016	$12.61210	$12.50715	49,782
	2017	$12.50715	$12.48675	45,472
	2018	$12.48675	$12.34173	43,168
	2019	$12.34173	$12.79432	40,064
	2020	$12.79432	$13.08721	36,722
Invesco Oppenheimer V.I. Capital Appreciation Fund—Series II
	2011	$12.98210	$12.61333	164,667
	2012	$12.61333	$14.14046	134,491
	2013	$14.14046	$18.02919	105,965
	2014	$18.02919	$20.44734	81,602
	2015	$20.44734	$20.80091	60,926
	2016	$20.80091	$19.99401	58,016
	2017	$19.99401	$24.91839	47,554
	2018	$24.91839	$23.08431	42,465
	2019	$23.08431	$30.89345	38,156
	2020	$30.89345	$41.46433	34,834

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Franchise Fund—Series II
	2011	$14.70989	$13.56512	13,214
	2012	$13.56512	$15.15276	9,814
	2013	$15.15276	$20.86738	6,652
	2014	$20.86738	$22.23564	5,481
	2015	$22.23564	$22.94482	4,419
	2016	$22.94482	$23.05979	4,006
	2017	$23.05979	$28.85811	1,986
	2018	$28.85811	$27.32113	1,140
	2019	$27.32113	$36.71970	1,046
	2020	$36.71970	$51.36683	859
Invesco V.I. American Value Fund—Series I
	2011	$15.10129	$15.01389	17,262
	2012	$15.01389	$17.34924	11,209
	2013	$17.34924	$22.94731	9,634
	2014	$22.94731	$24.80960	6,780
	2015	$24.80960	$22.20919	5,419
	2016	$22.20919	$25.26911	4,976
	2017	$25.26911	$27.37482	4,494
	2018	$27.37482	$23.55515	4,430
	2019	$23.55515	$29.01265	3,809
	2020	$29.01265	$28.90237	3,929
Invesco V.I. American Value Fund—Series II
	2011	$15.00105	$14.90013	48,268
	2012	$14.90013	$17.18391	39,103
	2013	$17.18391	$22.67205	25,181
	2014	$22.67205	$24.45106	19,610
	2015	$24.45106	$21.83236	16,657
	2016	$21.83236	$24.78110	13,804
	2017	$24.78110	$26.77749	12,131
	2018	$26.77749	$22.98354	10,597
	2019	$22.98354	$28.23707	8,872
	2020	$28.23707	$28.05598	7,575
Invesco V.I. Comstock Fund, Series II
	2011	$11.67435	$11.25832	92,024
	2012	$11.25832	$13.18898	67,226
	2013	$13.18898	$17.62477	56,548
	2014	$17.62477	$18.94221	43,880
	2015	$18.94221	$17.50403	32,137
	2016	$17.50403	$20.17321	29,397
	2017	$20.17321	$23.36719	26,605
	2018	$23.36719	$20.17145	25,374
	2019	$20.17145	$24.82806	24,016
	2020	$24.82806	$24.19299	21,095

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Conservative Balanced Fund—Series II
	2011	$11.94028	$11.80786	95,962
	2012	$11.80786	$13.03950	79,288
	2013	$13.03950	$14.49378	64,721
	2014	$14.49378	$15.42237	58,182
	2015	$15.42237	$15.27873	49,668
	2016	$15.27873	$15.79855	40,306
	2017	$15.79855	$16.95708	34,018
	2018	$16.95708	$15.77969	28,834
	2019	$15.77969	$18.22163	26,236
	2020	$18.22163	$20.56972	24,282
Invesco Oppenheimer V.I. Total Return Bond Fund—Series II
	2011	$7.63688	$8.11989	196,814
	2012	$8.11989	$8.81238	172,181
	2013	$8.81238	$8.64808	155,948
	2014	$8.64808	$9.10923	125,806
	2015	$9.10923	$9.03665	105,096
	2016	$9.03665	$9.17404	96,733
	2017	$9.17404	$9.43375	88,772
	2018	$9.43375	$9.17110	68,678
	2019	$9.17110	$9.87076	61,234
	2020	$9.87076	$10.64100	52,288
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2011	$13.93322	$13.84080	30,521
	2012	$13.84080	$15.83804	20,308
	2013	$15.83804	$21.16044	13,231
	2014	$21.16044	$21.99672	11,860
	2015	$21.99672	$23.04443	9,256
	2016	$23.04443	$23.17402	9,544
	2017	$23.17402	$29.32679	7,454
	2018	$29.32679	$27.06743	7,407
	2019	$27.06743	$37.06735	6,532
	2020	$37.06735	$51.21190	6,051
Invesco V.I. Equity and Income Fund, Series II
	2011	$13.29561	$12.92767	34,036
	2012	$12.92767	$14.31218	14,707
	2013	$14.31218	$17.60763	11,715
	2014	$17.60763	$18.86596	11,198
	2015	$18.86596	$18.10439	9,146
	2016	$18.10439	$20.48137	8,200
	2017	$20.48137	$22.35291	6,295
	2018	$22.35291	$19.87703	5,195
	2019	$19.87703	$23.50002	4,885
	2020	$23.50002	$25.38509	4,887

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Global Fund—Series II
	2011	$20.89659	$18.83042	29,745
	2012	$18.83042	$22.43545	23,747
	2013	$22.43545	$28.06667	19,797
	2014	$28.06667	$28.21693	17,236
	2015	$28.21693	$28.81727	16,561
	2016	$28.81727	$28.34446	14,067
	2017	$28.34446	$38.06655	12,018
	2018	$38.06655	$32.47560	10,889
	2019	$32.47560	$42.05649	8,888
	2020	$42.05649	$52.75822	7,560
Invesco Oppenheimer V.I. Global Strategic Income Fund—Series II
	2011	$16.64347	$16.50253	284,756
	2012	$16.50253	$18.39365	271,162
	2013	$18.39365	$18.05310	222,529
	2014	$18.05310	$18.22720	204,824
	2015	$18.22720	$17.50819	158,588
	2016	$17.50819	$18.32862	138,707
	2017	$18.32862	$19.14691	120,159
	2018	$19.14691	$18.00479	102,584
	2019	$18.00479	$19.61866	97,303
	2020	$19.61866	$19.90550	89,228
Invesco V.I. Growth and Income Fund, Series II
	2011	$16.96232	$16.33218	79,544
	2012	$16.33218	$18.39661	67,933
	2013	$18.39661	$24.24220	51,011
	2014	$24.24220	$26.26080	42,410
	2015	$26.26080	$25.01245	32,023
	2016	$25.01245	$29.42844	28,157
	2017	$29.42844	$33.06181	27,517
	2018	$33.06181	$28.14139	26,824
	2019	$28.14139	$34.61254	23,981
	2020	$34.61254	$34.72905	24,210
Invesco Oppenheimer V.I. Main Street Fund®—Series II
	2011	$14.33274	$14.07521	303,848
	2012	$14.07521	$16.16791	230,085
	2013	$16.16791	$20.93437	179,965
	2014	$20.93437	$22.76732	140,869
	2015	$22.76732	$23.12489	106,471
	2016	$23.12489	$25.35520	95,177
	2017	$25.35520	$29.13489	81,162
	2018	$29.13489	$26.37576	72,563
	2019	$26.37576	$34.23073	63,831
	2020	$34.23073	$38.34009	55,815

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Main Street Small Cap Fund®—Series II
	2011	$20.46196	$19.67733	74,019
	2012	$19.67733	$22.80859	55,962
	2013	$22.80859	$31.59652	41,716
	2014	$31.59652	$34.75333	31,033
	2015	$34.75333	$32.14925	26,025
	2016	$32.14925	$37.26861	23,249
	2017	$37.26861	$41.82356	20,350
	2018	$41.82356	$36.85695	19,227
	2019	$36.85695	$45.79847	17,763
	2020	$45.79847	$53.97766	15,199
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio
	2011	$13.85867	$14.25103	79,506
	2012	$14.25103	$15.79768	66,927
	2013	$15.79768	$16.83414	55,453
	2014	$16.83414	$17.30416	49,467
	2015	$17.30416	$16.78535	38,945
	2016	$16.78535	$18.54242	32,172
	2017	$18.54242	$19.95032	27,166
	2018	$19.95032	$18.86251	21,490
	2019	$18.86251	$21.06392	19,288
	2020	$21.06392	$22.26670	18,044
Lord Abbett Series Fund, Inc.—Fundamental Equity Portfolio
	2011	$13.95941	$13.13444	36,083
	2012	$13.13444	$14.30736	24,919
	2013	$14.30736	$19.13419	20,962
	2014	$19.13419	$20.19519	17,766
	2015	$20.19519	$19.20921	16,456
	2016	$19.20921	$21.90326	13,549
	2017	$21.90326	$24.29219	12,261
	2018	$24.29219	$21.97756	10,816
	2019	$21.97756	$26.30941	9,774
	2020	$26.30941	$26.37811	9,760
Lord Abbett Series Fund, Inc.—Growth and Income Portfolio
	2011	$11.07155	$10.24370	43,813
	2012	$10.24370	$11.31046	36,824
	2013	$11.31046	$15.14178	29,335
	2014	$15.14178	$16.05764	22,017
	2015	$16.05764	$15.36548	17,602
	2016	$15.36548	$17.72771	14,149
	2017	$17.72771	$19.80203	13,631
	2018	$19.80203	$17.91751	11,590
	2019	$17.91751	$21.62173	10,873
	2020	$21.62173	$21.87497	11,189

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Growth Opportunities Portfolio
	2011	$15.40942	$13.65496	40,549
	2012	$13.65496	$15.34786	34,258
	2013	$15.34786	$20.72524	24,070
	2014	$20.72524	$21.65558	18,158
	2015	$21.65558	$21.91377	13,925
	2016	$21.91377	$21.85440	12,627
	2017	$21.85440	$26.46324	9,154
	2018	$26.46324	$25.31478	7,696
	2019	$25.31478	$34.00834	6,176
	2020	$34.00834	$46.69660	4,609
Lord Abbett Series Fund, Inc.—Mid Cap Stock Portfolio
	2011	$11.96723	$11.31628	81,409
	2012	$11.31628	$12.76866	63,664
	2013	$12.76866	$16.39222	50,448
	2014	$16.39222	$18.00950	38,782
	2015	$18.00950	$17.06927	31,001
	2016	$17.06927	$19.57246	26,736
	2017	$19.57246	$20.59950	26,254
	2018	$20.59950	$17.24025	26,152
	2019	$17.24025	$20.82967	24,416
	2020	$20.82967	$21.03256	21,594
Morgan Stanley VIF Discovery Portfolio—Class II
	2011	$12.57623	$11.50027	42,666
	2012	$11.50027	$12.29020	41,414
	2013	$12.29020	$16.64541	29,417
	2014	$16.64541	$16.69924	21,004
	2015	$16.69924	$15.46503	19,191
	2016	$15.46503	$13.88806	20,240
	2017	$13.88806	$18.96337	14,478
	2018	$18.96337	$20.64649	11,911
	2019	$20.64649	$28.46886	8,283
	2020	$28.46886	$70.69067	8,060
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class II
	2011	$22.15284	$23.32603	28,819
	2012	$23.32603	$27.08518	18,959
	2013	$27.08518	$24.34523	17,209
	2014	$24.34523	$24.67567	16,093
	2015	$24.67567	$24.02230	15,195
	2016	$24.02230	$26.16930	11,862
	2017	$26.16930	$28.25262	10,537
	2018	$28.25262	$25.87008	9,515
	2019	$25.87008	$29.09707	8,926
	2020	$29.09707	$30.25097	7,798

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Global Franchise Portfolio—Class II
	2011	$15.92215	$17.10488	59,032
	2012	$17.10488	$19.47639	43,416
	2013	$19.47639	$22.95853	30,920
	2014	$22.95853	$23.63655	24,962
	2015	$23.63655	$24.72848	19,405
	2016	$24.72848	$25.68136	16,565
	2017	$25.68136	$31.81589	14,712
	2018	$31.81589	$30.78630	13,677
	2019	$30.78630	$39.28484	12,461
	2020	$39.28484	$43.81287	8,295
Morgan Stanley VIF Growth Portfolio—Class I
	2011	$14.93900	$14.30501	4,316
	2012	$14.30501	$16.11728	4,313
	2013	$16.11728	$23.50994	2,617
	2014	$23.50994	$24.63278	2,557
	2015	$24.63278	$27.23576	1,521
	2016	$27.23576	$26.39208	1,487
	2017	$26.39208	$37.21981	1,210
	2018	$37.21981	$39.42798	1,113
	2019	$39.42798	$51.19664	1,036
	2020	$51.19664	$109.60556	924
Morgan Stanley VIF Growth Portfolio—Class II
	2011	$14.68934	$14.03091	7,347
	2012	$14.03091	$15.76370	5,101
	2013	$15.76370	$22.93991	1,374
	2014	$22.93991	$23.97408	1,350
	2015	$23.97408	$26.44340	1,230
	2016	$26.44340	$25.54972	276
	2017	$25.54972	$35.94971	219
	2018	$35.94971	$37.99693	561
	2019	$37.99693	$49.21188	176
	2020	$49.21188	$105.09133	92
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
	2011	$24.46434	$25.46515	47,803
	2012	$25.46515	$29.00352	35,403
	2013	$29.00352	$29.07193	31,609
	2014	$29.07193	$37.06647	25,129
	2015	$37.06647	$37.21613	19,421
	2016	$37.21613	$39.06380	16,100
	2017	$39.06380	$39.58892	14,420
	2018	$39.58892	$35.88966	11,807
	2019	$35.88966	$41.95952	10,760
	2020	$41.95952	$34.26768	11,870
Putnam VT Global Equity Fund—Class IB
	2019	$10.00000	$11.04517	1,437
	2020	$11.04517	$11.97667	1,418

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$11.46085	$11.60313	62,730
	2012	$11.60313	$12.86254	54,599
	2013	$12.86254	$14.96372	45,135
	2014	$14.96372	$16.31476	38,236
	2015	$16.31476	$15.88998	33,875
	2016	$15.88998	$16.90781	26,655
	2017	$16.90781	$19.17006	18,254
	2018	$19.17006	$18.29046	14,834
	2019	$18.29046	$22.34419	12,577
	2020	$22.34419	$25.40349	11,962
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$15.75478	$15.45559	57,840
	2012	$15.45559	$17.38646	47,275
	2013	$17.38646	$20.46613	41,465
	2014	$20.46613	$22.06098	37,009
	2015	$22.06098	$21.76986	24,265
	2016	$21.76986	$22.88609	20,495
	2017	$22.88609	$26.00490	16,821
	2018	$26.00490	$23.75701	15,124
	2019	$23.75701	$27.41335	14,634
	2020	$27.41335	$30.33060	14,034
Putnam VT Global Health Care Fund—Class IB
	2011	$13.55261	$13.19386	4,269
	2012	$13.19386	$15.89097	3,916
	2013	$15.89097	$22.17655	2,623
	2014	$22.17655	$27.88512	1,678
	2015	$27.88512	$29.60859	1,329
	2016	$29.60859	$25.85739	1,271
	2017	$25.85739	$29.37129	784
	2018	$29.37129	$28.76076	773
	2019	$28.76076	$36.91648	771
	2020	$36.91648	$42.28809	730
Putnam VT Government Money Market Fund—Class IB
	2011	$10.33777	$10.18529	382,780
	2012	$10.18529	$10.03412	341,087
	2013	$10.03412	$9.88560	283,472
	2014	$9.88560	$9.73928	273,812
	2015	$9.73928	$9.59513	225,829
	2016	$9.59513	$9.45355	188,416
	2017	$9.45355	$9.33615	176,009
	2018	$9.33615	$9.30523	145,160
	2019	$9.30523	$9.30929	145,520
	2020	$9.30929	$9.18829	141,034

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05577	46,042
	2017	$10.05577	$12.96828	41,427
	2018	$12.96828	$13.07861	36,200
	2019	$13.07861	$17.61842	26,301
	2020	$17.61842	$24.07550	24,215
Putnam VT High Yield Fund—Class IB
	2011	$19.77593	$19.82380	51,790
	2012	$19.82380	$22.65395	39,561
	2013	$22.65395	$24.06939	35,405
	2014	$24.06939	$24.08028	29,452
	2015	$24.08028	$22.45184	25,476
	2016	$22.45184	$25.55725	20,096
	2017	$25.55725	$26.93579	15,251
	2018	$26.93579	$25.45449	13,477
	2019	$25.45449	$28.68640	10,248
	2020	$28.68640	$29.73145	8,958
Putnam VT Income Fund — Class IB
	2011	$13.60232	$14.07027	153,333
	2012	$14.07027	$15.34918	130,626
	2013	$15.34918	$15.40345	113,199
	2014	$15.40345	$16.15361	97,854
	2015	$16.15361	$15.68079	75,708
	2016	$15.68079	$15.75662	68,682
	2017	$15.75662	$16.39154	67,131
	2018	$16.39154	$16.17918	55,970
	2019	$16.17918	$17.83453	48,649
	2020	$17.83453	$18.57633	45,905
Putnam VT International Equity Fund—Class IB
	2011	$16.77439	$13.72643	47,766
	2012	$13.72643	$16.48486	41,485
	2013	$16.48486	$20.79786	34,005
	2014	$20.79786	$19.09932	25,264
	2015	$19.09932	$18.84110	23,398
	2016	$18.84110	$18.10575	22,107
	2017	$18.10575	$22.57868	16,443
	2018	$22.57868	$17.99017	16,552
	2019	$17.99017	$22.18084	14,667
	2020	$22.18084	$24.49435	12,429

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Equity Income Fund—Class IB
	2011	$14.28789	$14.34589	93,562
	2012	$14.34589	$16.85972	80,868
	2013	$16.85972	$21.99239	57,829
	2014	$21.99239	$24.40759	41,998
	2015	$24.40759	$23.31231	34,253
	2016	$23.31231	$26.09938	28,223
	2017	$26.09938	$30.53952	37,587
	2018	$30.53952	$27.52966	33,545
	2019	$27.52966	$35.36677	27,097
	2020	$35.36677	$36.86308	25,631
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$14.00945	$13.80705	16,826
	2012	$13.80705	$15.88986	14,415
	2013	$15.88986	$21.15129	11,394
	2014	$21.15129	$23.73512	9,709
	2015	$23.73512	$22.87238	9,223
	2016	$22.87238	$25.24808	8,725
	2017	$25.24808	$30.55944	7,472
	2018	$30.55944	$27.80492	6,887
	2019	$27.80492	$36.05663	4,750
	2020	$36.05663	$41.67550	4,476
Putnam VT Research Fund—Class IB
	2011	$14.25470	$13.79737	2,130
	2012	$13.79737	$16.02669	1,182
	2013	$16.02669	$21.05519	939
	2014	$21.05519	$23.82374	902
	2015	$23.82374	$23.10613	823
	2016	$23.10613	$25.05736	826
	2017	$25.05736	$30.44914	801
	2018	$30.44914	$28.58133	786
	2019	$28.58133	$37.51524	771
	2020	$37.51524	$44.31891	726
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$16.44201	$15.37420	4,751
	2012	$15.37420	$17.68283	4,083
	2013	$17.68283	$23.76710	3,521
	2014	$23.76710	$26.57131	3,033
	2015	$26.57131	$26.09955	2,811
	2016	$26.09955	$27.71441	2,523
	2017	$27.71441	$35.28265	2,330
	2018	$35.28265	$34.22504	1,991
	2019	$34.22504	$45.97523	1,860
	2020	$45.97523	$58.31163	1,778

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.30

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Templeton Developing Markets VIP Fund—Class 2
	2011	$38.37661	$31.81101	20,283
	2012	$31.81101	$35.46037	14,524
	2013	$35.46037	$34.60988	12,849
	2014	$34.60988	$31.23310	8,455
	2015	$31.23310	$24.73603	7,362
	2016	$24.73603	$28.61885	8,552
	2017	$28.61885	$39.58810	4,819
	2018	$39.58810	$32.83700	4,110
	2019	$32.83700	$40.98554	3,919
	2020	$40.98554	$47.31507	3,553
Templeton Foreign VIP Fund—Class 2
	2011	$19.93400	$17.54907	151,666
	2012	$17.54907	$20.43895	129,931
	2013	$20.43895	$24.75956	93,521
	2014	$24.75956	$21.67546	80,800
	2015	$21.67546	$19.96608	61,707
	2016	$19.96608	$21.08072	55,706
	2017	$21.08072	$24.23512	47,807
	2018	$24.23512	$20.18656	45,510
	2019	$20.18656	$22.37834	38,560
	2020	$22.37834	$21.79063	36,805

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.30% and an administrative expense charge of 0.19%.

XIV.

The following replaces ”Appendix I – Allstate Advisor Plus Contracts: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (Base Contract).”

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
	2011	$10.25559	$9.81186	13,073
	2012	$9.81186	$11.21397	15,022
	2013	$11.21397	$14.45165	11,205
	2014	$14.45165	$15.87938	6,335
	2015	$15.87938	$15.69181	6,200
	2016	$15.69181	$16.63676	5,722
	2017	$16.63676	$19.90796	1,893
	2018	$19.90796	$18.28934	1,716
	2019	$18.28934	$23.62828	1,708
	2020	$23.62828	$30.28382	4,501
Fidelity® VIP Freedom 2010 PortfolioSM—Service Class 2
	2011	$11.10482	$10.88193	1,110
	2012	$10.88193	$11.94889	0
	2013	$11.94889	$13.31068	0
	2014	$13.31068	$13.65067	0
	2015	$13.65067	$13.36237	0
	2016	$13.36237	$13.83829	0
	2017	$13.83829	$15.36199	0
	2018	$15.36199	$14.47258	0
	2019	$14.47258	$16.48610	0
	2020	$16.48610	$18.21039	0
Fidelity® VIP Freedom 2020 PortfolioSM—Service Class 2
	2011	$10.68550	$10.38539	2,126
	2012	$10.38539	$11.55571	862
	2013	$11.55571	$13.15001	859
	2014	$13.15001	$13.53561	690
	2015	$13.53561	$13.25925	319
	2016	$13.25925	$13.80620	0
	2017	$13.80620	$15.79700	0
	2018	$15.79700	$14.60004	0
	2019	$14.60004	$17.22458	0
	2020	$17.22458	$19.44664	0
Fidelity® VIP Freedom 2030 PortfolioSM—Service Class 2
	2016	$10.00000	$14.06445	0
	2017	$14.06445	$16.70618	0
	2018	$16.70618	$15.11538	0
	2019	$15.11538	$18.46228	0
	2020	$18.46228	$21.19324	0
Fidelity® VIP Freedom Income PortfolioSM—Service Class 2
	2011	$11.29002	$11.26526	4,332
	2012	$11.26526	$11.77943	3,002
	2013	$11.77943	$12.19595	280
	2014	$12.19595	$12.42670	263
	2015	$12.42670	$12.15943	250
	2016	$12.15943	$12.46586	240
	2017	$12.46586	$13.29386	230
	2018	$13.29386	$12.78418	220
	2019	$12.78418	$14.04503	211
	2020	$14.04503	$15.24384	202

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
	2015	$19.07914	$18.61847	217
	2016	$18.61847	$18.33483	217
	2017	$18.33483	$24.21169	217
	2018	$24.21169	$26.73435	217
	2019	$26.73435	$36.96425	217
	2020	$36.96425	$61.19938	217
Fidelity® VIP Index 500 Portfolio—Service Class 2
	2011	$9.72204	$9.73849	3,567
	2012	$9.73849	$11.08134	8,409
	2013	$11.08134	$14.38497	7,514
	2014	$14.38497	$16.03740	2,905
	2015	$16.03740	$15.95325	3,455
	2016	$15.95325	$17.51869	3,217
	2017	$17.51869	$20.93216	2,551
	2018	$20.93216	$19.62360	1,842
	2019	$19.62360	$25.30285	2,639
	2020	$25.30285	$29.37005	4,718
Fidelity® VIP Mid Cap Portfolio—Service Class 2
	2011	$11.59503	$10.17258	9,111
	2012	$10.17258	$11.46826	3,630
	2013	$11.46826	$15.33425	2,684
	2014	$15.33425	$16.00064	2,397
	2015	$16.00064	$15.48975	2,493
	2016	$15.48975	$17.06173	2,384
	2017	$17.06173	$20.24007	1,868
	2018	$20.24007	$16.97467	1,720
	2019	$16.97467	$20.57623	1,362
	2020	$20.57623	$23.86771	1,353
Franklin Growth and Income VIP Fund—Class 2
	2011	$14.79455	$14.91011	46,560
	2012	$14.91011	$16.46714	41,237
	2013	$16.46714	$21.00304	38,061
	2014	$21.00304	$22.55742	23,798
	2015	$22.55742	$21.99693	20,891
	2016	$21.99693	$24.16413	18,546
	2017	$24.16413	$27.55208	15,972
	2018	$27.55208	$25.87067	14,717
	2019	$25.87067	$31.99246	14,312
	2020	$31.99246	$33.22277	14,400

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Income VIP Fund—Class 2
	2011	$13.67738	$13.78132	46,906
	2012	$13.78132	$15.27759	37,235
	2013	$15.27759	$17.13076	28,235
	2014	$17.13076	$17.63653	23,627
	2015	$17.63653	$16.13171	18,686
	2016	$16.13171	$18.10229	14,646
	2017	$18.10229	$19.53898	12,893
	2018	$19.53898	$18.39956	12,146
	2019	$18.39956	$21.01537	11,931
	2020	$21.01537	$20.82525	8,698
Franklin Large Cap Growth VIP Fund—Class 2
	2011	$10.78779	$10.45672	121,297
	2012	$10.45672	$11.56312	104,053
	2013	$11.56312	$14.63780	86,897
	2014	$14.63780	$16.20006	59,906
	2015	$16.20006	$16.83906	51,356
	2016	$16.83906	$16.27501	29,841
	2017	$16.27501	$20.51942	22,377
	2018	$20.51942	$19.89554	20,123
	2019	$19.89554	$26.35010	15,073
	2020	$26.35010	$37.50664	12,413
Franklin Mutual Global Discovery VIP Fund—Class 2
	2011	$11.41650	$10.90281	6,136
	2012	$10.90281	$12.16226	3,452
	2013	$12.16226	$15.27427	3,209
	2014	$15.27427	$15.88949	3,079
	2015	$15.88949	$15.06605	2,217
	2016	$15.06605	$16.63248	601
	2017	$16.63248	$17.77652	385
	2018	$17.77652	$15.53041	383
	2019	$15.53041	$19.00834	382
	2020	$19.00834	$17.87166	380
Franklin Mutual Shares VIP Fund—Class 2
	2011	$15.28576	$14.88645	39,151
	2012	$14.88645	$16.73584	25,188
	2013	$16.73584	$21.12443	20,517
	2014	$21.12443	$22.26914	16,607
	2015	$22.26914	$20.83315	11,742
	2016	$20.83315	$23.79520	9,078
	2017	$23.79520	$25.37328	6,425
	2018	$25.37328	$22.70447	6,553
	2019	$22.70447	$27.38771	6,481
	2020	$27.38771	$25.59339	5,450

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Small Cap Value VIP Fund—Class 2
	2011	$22.24946	$21.07301	28,843
	2012	$21.07301	$24.55036	19,481
	2013	$24.55036	$32.91546	17,162
	2014	$32.91546	$32.57700	6,435
	2015	$32.57700	$29.69076	6,306
	2016	$29.69076	$38.04094	4,490
	2017	$38.04094	$41.42643	3,767
	2018	$41.42643	$35.51585	3,627
	2019	$35.51585	$44.16136	3,425
	2020	$44.16136	$45.71547	3,187
Franklin U.S. Government Securities VIP Fund—Class 2
	2011	$12.34962	$12.84419	37,509
	2012	$12.84419	$12.87796	32,940
	2013	$12.87796	$12.38950	21,961
	2014	$12.38950	$12.60512	20,100
	2015	$12.60512	$12.46355	13,737
	2016	$12.46355	$12.34732	9,210
	2017	$12.34732	$12.31452	8,869
	2018	$12.31452	$12.15882	7,884
	2019	$12.15882	$12.59167	7,779
	2020	$12.59167	$12.86660	6,473
Invesco Oppenheimer V.I. Capital Appreciation Fund—Series II
	2011	$12.88139	$12.50280	69,973
	2012	$12.50280	$14.00229	52,822
	2013	$14.00229	$17.83491	43,571
	2014	$17.83491	$20.20646	30,959
	2015	$20.20646	$20.53499	24,812
	2016	$20.53499	$19.71844	22,275
	2017	$19.71844	$24.54973	19,168
	2018	$24.54973	$22.71909	17,142
	2019	$22.71909	$30.37323	15,449
	2020	$30.37323	$40.72395	13,902
Invesco V.I. American Franchise Fund—Series II
	2011	$14.58366	$13.43508	15,420
	2012	$13.43508	$14.99225	15,358
	2013	$14.99225	$20.62540	12,551
	2014	$20.62540	$21.95548	669
	2015	$21.95548	$22.63271	624
	2016	$22.63271	$22.72307	630
	2017	$22.72307	$28.40753	603
	2018	$28.40753	$26.86654	568
	2019	$26.86654	$36.07135	510
	2020	$36.07135	$50.40767	337

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Value Fund—Series I
	2011	$14.99934	$14.89743	7,906
	2012	$14.89743	$17.19716	5,930
	2013	$17.19716	$22.72310	2,332
	2014	$22.72310	$24.54224	2,288
	2015	$24.54224	$21.94753	2,255
	2016	$21.94753	$24.94613	2,202
	2017	$24.94613	$26.99717	2,163
	2018	$26.99717	$23.20599	2,140
	2019	$23.20599	$28.55300	2,135
	2020	$28.55300	$28.41500	2,163
Invesco V.I. American Value Fund—Series II
	2011	$14.89981	$14.78457	28,131
	2012	$14.78457	$17.03329	19,114
	2013	$17.03329	$22.45053	13,682
	2014	$22.45053	$24.18759	8,952
	2015	$24.18759	$21.57517	9,013
	2016	$21.57517	$24.46440	5,326
	2017	$24.46440	$26.40813	4,926
	2018	$26.40813	$22.64291	4,917
	2019	$22.64291	$27.78980	4,020
	2020	$27.78980	$27.58297	3,865
Invesco V.I. Comstock Fund, Series II
	2011	$11.59554	$11.17097	42,749
	2012	$11.17097	$13.07334	27,263
	2013	$13.07334	$17.45248	19,123
	2014	$17.45248	$18.73801	13,239
	2015	$18.73801	$17.29774	11,388
	2016	$17.29774	$19.91528	8,300
	2017	$19.91528	$23.04474	4,919
	2018	$23.04474	$19.87237	4,647
	2019	$19.87237	$24.43463	3,632
	2020	$24.43463	$23.78496	3,247
Invesco Oppenheimer V.I. Conservative Balanced Fund—Series II
	2011	$11.83785	$11.69473	48,448
	2012	$11.69473	$12.90143	35,276
	2013	$12.90143	$14.32575	31,823
	2014	$14.32575	$15.22811	17,308
	2015	$15.22811	$15.07096	15,427
	2016	$15.07096	$15.56795	13,612
	2017	$15.56795	$16.69240	13,276
	2018	$16.69240	$15.51722	8,050
	2019	$15.51722	$17.89998	8,250
	2020	$17.89998	$20.18572	12,921

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Total Return Bond Fund—Series II
	2011	$7.58855	$8.06033	110,148
	2012	$8.06033	$8.73883	114,471
	2013	$8.73883	$8.56721	98,511
	2014	$8.56721	$9.01488	79,979
	2015	$9.01488	$8.93398	69,673
	2016	$8.93398	$9.06064	36,828
	2017	$9.06064	$9.30755	30,053
	2018	$9.30755	$9.03900	25,681
	2019	$9.03900	$9.71851	12,917
	2020	$9.71851	$10.46602	12,556
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2011	$13.81367	$13.70814	11,744
	2012	$13.70814	$15.67027	7,817
	2013	$15.67027	$20.91505	6,677
	2014	$20.91505	$21.71956	5,663
	2015	$21.71956	$22.73096	4,757
	2016	$22.73096	$22.83565	4,945
	2017	$22.83565	$28.86891	4,617
	2018	$28.86891	$26.61707	4,214
	2019	$26.61707	$36.41289	4,074
	2020	$36.41289	$50.25565	2,548
Invesco V.I. Equity and Income Fund, Series II
	2011	$13.20584	$12.82738	28,723
	2012	$12.82738	$14.18670	23,677
	2013	$14.18670	$17.43556	20,739
	2014	$17.43556	$18.66263	12,120
	2015	$18.66263	$17.89107	10,869
	2016	$17.89107	$20.21956	9,596
	2017	$20.21956	$22.04451	8,376
	2018	$22.04451	$19.58236	8,015
	2019	$19.58236	$23.12771	7,717
	2020	$23.12771	$24.95706	7,540
Invesco Oppenheimer V.I. Global Fund—Series II
	2011	$20.71729	$18.64992	12,632
	2012	$18.64992	$22.19779	4,169
	2013	$22.19779	$27.74119	2,959
	2014	$27.74119	$27.86138	964
	2015	$27.86138	$28.42528	894
	2016	$28.42528	$27.93059	912
	2017	$27.93059	$37.47222	662
	2018	$37.47222	$31.93525	673
	2019	$31.93525	$41.31392	534
	2020	$41.31392	$51.77307	520

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Global Strategic Income Fund—Series II
	2011	$16.50069	$16.34441	160,463
	2012	$16.34441	$18.19889	143,370
	2013	$18.19889	$17.84381	130,369
	2014	$17.84381	$17.99760	86,219
	2015	$17.99760	$17.27009	58,502
	2016	$17.27009	$18.06108	43,037
	2017	$18.06108	$18.84803	39,355
	2018	$18.84803	$17.70530	34,893
	2019	$17.70530	$19.27236	32,901
	2020	$19.27236	$19.53389	28,740
Invesco V.I. Growth and Income Fund, Series II
	2011	$16.81679	$16.17565	34,734
	2012	$16.17565	$18.20175	23,453
	2013	$18.20175	$23.96110	20,972
	2014	$23.96110	$25.92994	12,278
	2015	$25.92994	$24.67224	9,488
	2016	$24.67224	$28.99879	6,705
	2017	$28.99879	$32.54566	5,075
	2018	$32.54566	$27.67319	4,908
	2019	$27.67319	$34.00145	4,050
	2020	$34.00145	$34.08057	3,237
Invesco Oppenheimer V.I. Main Street Fund®—Series II
	2011	$14.20974	$13.94029	115,316
	2012	$13.94029	$15.99664	69,428
	2013	$15.99664	$20.69161	54,410
	2014	$20.69161	$22.48046	44,227
	2015	$22.48046	$22.81036	35,564
	2016	$22.81036	$24.98502	26,466
	2017	$24.98502	$28.68005	22,075
	2018	$28.68005	$25.93695	20,842
	2019	$25.93695	$33.62640	16,753
	2020	$33.62640	$37.62422	14,306
Invesco Oppenheimer V.I. Main Street Small Cap Fund®—Series II
	2011	$20.28642	$19.48877	27,958
	2012	$19.48877	$22.56702	21,341
	2013	$22.56702	$31.23020	17,906
	2014	$31.23020	$34.31554	7,626
	2015	$34.31554	$31.71202	6,998
	2016	$31.71202	$36.72454	5,378
	2017	$36.72454	$41.17067	3,990
	2018	$41.17067	$36.24380	3,901
	2019	$36.24380	$44.98996	4,016
	2020	$44.98996	$52.96988	2,838

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio
	2011	$13.77099	$14.14654	37,479
	2012	$14.14654	$15.66588	29,703
	2013	$15.66588	$16.67676	26,749
	2014	$16.67676	$17.12497	22,232
	2015	$17.12497	$16.59467	18,757
	2016	$16.59467	$18.31323	15,634
	2017	$18.31323	$19.68349	10,819
	2018	$19.68349	$18.59085	10,075
	2019	$18.59085	$20.73905	8,117
	2020	$20.73905	$21.90059	7,143
Lord Abbett Series Fund, Inc.—Fundamental Equity Portfolio
	2011	$13.87113	$13.03815	16,961
	2012	$13.03815	$14.18802	16,797
	2013	$14.18802	$18.95535	16,036
	2014	$18.95535	$19.98612	2,121
	2015	$19.98612	$18.99103	1,580
	2016	$18.99103	$21.63256	1,570
	2017	$21.63256	$23.96732	1,535
	2018	$23.96732	$21.66106	1,530
	2019	$21.66106	$25.90367	1,526
	2020	$25.90367	$25.94442	1,348
Lord Abbett Series Fund, Inc.—Growth and Income Portfolio
	2011	$11.00149	$10.16856	44,987
	2012	$10.16856	$11.21606	42,035
	2013	$11.21606	$15.00016	33,144
	2014	$15.00016	$15.89131	24,624
	2015	$15.89131	$15.19087	20,203
	2016	$15.19087	$17.50852	13,728
	2017	$17.50852	$19.53710	12,976
	2018	$19.53710	$17.65939	12,519
	2019	$17.65939	$21.28819	10,918
	2020	$21.28819	$21.51523	10,914
Lord Abbett Series Fund, Inc.—Growth Opportunities Portfolio
	2011	$15.31195	$13.55482	20,081
	2012	$13.55482	$15.21981	19,684
	2013	$15.21981	$20.53148	17,413
	2014	$20.53148	$21.43135	2,293
	2015	$21.43135	$21.66484	1,626
	2016	$21.66484	$21.58428	1,856
	2017	$21.58428	$26.10933	1,665
	2018	$26.10933	$24.95021	1,565
	2019	$24.95021	$33.48386	1,957
	2020	$33.48386	$45.92887	1,608

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Mid Cap Stock Portfolio
	2011	$11.89151	$11.23328	22,084
	2012	$11.23328	$12.66212	15,020
	2013	$12.66212	$16.23895	12,479
	2014	$16.23895	$17.82299	10,553
	2015	$17.82299	$16.87534	9,952
	2016	$16.87534	$19.33051	8,035
	2017	$19.33051	$20.32397	5,777
	2018	$20.32397	$16.99191	5,594
	2019	$16.99191	$20.50838	6,296
	2020	$20.50838	$20.68666	5,524
Morgan Stanley VIF Discovery Portfolio—Class II
	2011	$12.51661	$11.43415	21,009
	2012	$11.43415	$12.20711	16,420
	2013	$12.20711	$16.51610	11,298
	2014	$16.51610	$16.55269	9,626
	2015	$16.55269	$15.31373	9,374
	2016	$15.31373	$13.73827	7,048
	2017	$13.73827	$18.73960	3,634
	2018	$18.73960	$20.38159	3,068
	2019	$20.38159	$28.07452	3,627
	2020	$28.07452	$69.63952	2,614
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class II
	2011	$21.96285	$23.10257	15,481
	2012	$23.10257	$26.79843	11,570
	2013	$26.79843	$24.06302	11,604
	2014	$24.06302	$24.36487	9,555
	2015	$24.36487	$23.69563	7,744
	2016	$23.69563	$25.78733	3,643
	2017	$25.78733	$27.81164	2,441
	2018	$27.81164	$25.43977	1,851
	2019	$25.43977	$28.58347	2,925
	2020	$28.58347	$29.68623	2,974
Morgan Stanley VIF Global Franchise Portfolio—Class II
	2011	$15.80940	$16.96656	29,004
	2012	$16.96656	$19.29922	24,653
	2013	$19.29922	$22.72660	18,762
	2014	$22.72660	$23.37402	11,189
	2015	$23.37402	$24.42900	9,413
	2016	$24.42900	$25.34467	6,752
	2017	$25.34467	$31.36652	4,481
	2018	$31.36652	$30.31985	4,452
	2019	$30.31985	$38.64958	4,871
	2020	$38.64958	$43.05976	4,900

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Growth Portfolio—Class I
	2011	$14.83817	$14.19407	3,652
	2012	$14.19407	$15.97601	3,905
	2013	$15.97601	$23.28026	3
	2014	$23.28026	$24.36736	2
	2015	$24.36736	$26.91494	1
	2016	$26.91494	$26.05480	0
	2017	$26.05480	$36.70648	0
	2018	$36.70648	$38.84368	0
	2019	$38.84368	$50.38573	0
	2020	$50.38573	$107.75811	0
Morgan Stanley VIF Growth Portfolio—Class II
	2011	$14.59014	$13.92203	3,048
	2012	$13.92203	$15.62547	2,164
	2013	$15.62547	$22.71570	1,788
	2014	$22.71570	$23.71566	1,649
	2015	$23.71566	$26.13180	1,572
	2016	$26.13180	$25.22310	1,363
	2017	$25.22310	$35.45375	1,308
	2018	$35.45375	$37.43369	668
	2019	$37.43369	$48.43223	641
	2020	$48.43223	$103.31958	641
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
	2011	$24.25439	$25.22104	28,985
	2012	$25.22104	$28.69627	23,610
	2013	$28.69627	$28.73475	19,062
	2014	$28.73475	$36.59943	11,472
	2015	$36.59943	$36.70990	7,893
	2016	$36.70990	$38.49349	5,918
	2017	$38.49349	$38.97089	5,848
	2018	$38.97089	$35.29256	5,197
	2019	$35.29256	$41.21873	5,650
	2020	$41.21873	$33.62780	5,637
Putnam VT Global Equity Fund—Class IB
	2019	$10.00000	$11.03884	3,708
	2020	$11.03884	$11.95740	3,708
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$11.36252	$11.49193	14,234
	2012	$11.49193	$12.72632	13,117
	2013	$12.72632	$14.79023	14,254
	2014	$14.79023	$16.10923	4,999
	2015	$16.10923	$15.67388	4,153
	2016	$15.67388	$16.66099	4,065
	2017	$16.66099	$18.87082	3,993
	2018	$18.87082	$17.98619	3,910
	2019	$17.98619	$21.94974	4,705
	2020	$21.94974	$24.92921	2,989

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$15.61966	$15.30751	11,571
	2012	$15.30751	$17.20237	8,998
	2013	$17.20237	$20.22889	8,682
	2014	$20.22889	$21.78312	7,659
	2015	$21.78312	$21.47384	7,902
	2016	$21.47384	$22.55205	1,152
	2017	$22.55205	$25.59901	1,140
	2018	$25.59901	$23.36185	1,141
	2019	$23.36185	$26.92947	914
	2020	$26.92947	$29.76439	218
Putnam VT Global Health Care Fund—Class IB
	2011	$13.43630	$13.06738	1,606
	2012	$13.06738	$15.72262	1,266
	2013	$15.72262	$21.91934	1,123
	2014	$21.91934	$27.53376	1,018
	2015	$27.53376	$29.20583	1,001
	2016	$29.20583	$25.47983	515
	2017	$25.47983	$28.91269	513
	2018	$28.91269	$28.28222	401
	2019	$28.28222	$36.26465	347
	2020	$36.26465	$41.49842	342
Putnam VT Government Money Market Fund—Class IB
	2011	$10.24908	$10.08770	229,387
	2012	$10.08770	$9.92787	199,417
	2013	$9.92787	$9.77099	190,618
	2014	$9.77099	$9.61659	149,684
	2015	$9.61659	$9.46464	131,375
	2016	$9.46464	$9.31555	74,734
	2017	$9.31555	$9.19041	63,005
	2018	$9.19041	$9.15043	55,689
	2019	$9.15043	$9.14493	51,495
	2020	$9.14493	$9.01671	43,221
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05460	7,203
	2017	$10.05460	$12.95347	6,906
	2018	$12.95347	$13.05007	6,760
	2019	$13.05007	$17.56178	6,599
	2020	$17.56178	$23.97327	6,459
Putnam VT High Yield Fund—Class IB
	2011	$19.60638	$19.63394	18,792
	2012	$19.63394	$22.41417	16,973
	2013	$22.41417	$23.79046	14,308
	2014	$23.79046	$23.77705	12,470
	2015	$23.77705	$22.14660	10,467
	2016	$22.14660	$25.18430	4,686
	2017	$25.18430	$26.51545	4,527
	2018	$26.51545	$25.03118	4,118
	2019	$25.03118	$28.18014	3,505
	2020	$28.18014	$29.17650	3,387

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Income Fund—Class IB
	2011	$13.48565	$13.93546	111,271
	2012	$13.93546	$15.18664	93,175
	2013	$15.18664	$15.22488	90,747
	2014	$15.22488	$15.95014	72,407
	2015	$15.95014	$15.46755	58,607
	2016	$15.46755	$15.52661	36,002
	2017	$15.52661	$16.13566	32,934
	2018	$16.13566	$15.91004	28,307
	2019	$15.91004	$17.51970	18,911
	2020	$17.51970	$18.22954	24,593
Putnam VT International Equity Fund—Class IB
	2011	$16.63045	$13.59484	8,245
	2012	$13.59484	$16.31020	7,210
	2013	$16.31020	$20.55662	4,711
	2014	$20.55662	$18.85861	3,709
	2015	$18.85861	$18.58475	3,280
	2016	$18.58475	$17.84133	1,527
	2017	$17.84133	$22.22610	1,324
	2018	$22.22610	$17.69079	1,292
	2019	$17.69079	$21.78916	859
	2020	$21.78916	$24.03692	823
Putnam VT Equity Income Fund—Class IB
	2011	$14.16529	$14.20839	40,892
	2012	$14.20839	$16.68114	27,339
	2013	$16.68114	$21.73738	21,194
	2014	$21.73738	$24.10007	14,982
	2015	$24.10007	$22.99522	13,745
	2016	$22.99522	$25.71833	9,638
	2017	$25.71833	$30.06274	9,116
	2018	$30.06274	$27.07165	8,627
	2019	$27.07165	$34.74238	6,570
	2020	$34.74238	$36.17477	6,155
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$13.88922	$13.67468	3,163
	2012	$13.67468	$15.72152	2,705
	2013	$15.72152	$20.90600	2,345
	2014	$20.90600	$23.43605	1,829
	2015	$23.43605	$22.56125	1,794
	2016	$22.56125	$24.87944	1,309
	2017	$24.87944	$30.08233	1,226
	2018	$30.08233	$27.34232	1,272
	2019	$27.34232	$35.42004	1,240
	2020	$35.42004	$40.89733	1,238

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Research Fund—Class IB
	2011	$14.13239	$13.66512	482
	2012	$13.66512	$15.85693	467
	2013	$15.85693	$20.81103	433
	2014	$20.81103	$23.52359	417
	2015	$23.52359	$22.79186	419
	2016	$22.79186	$24.69153	407
	2017	$24.69153	$29.97380	387
	2018	$29.97380	$28.10584	392
	2019	$28.10584	$36.85296	371
	2020	$36.85296	$43.49145	355
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$16.30093	$15.22683	1,763
	2012	$15.22683	$17.49551	960
	2013	$17.49551	$23.49150	803
	2014	$23.49150	$26.23653	767
	2015	$26.23653	$25.74456	650
	2016	$25.74456	$27.30979	646
	2017	$27.30979	$34.73185	644
	2018	$34.73185	$33.65566	641
	2019	$33.65566	$45.16358	639
	2020	$45.16358	$57.22292	636
Templeton Developing Markets VIP Fund—Class 2
	2011	$38.04753	$31.50625	13,597
	2012	$31.50625	$35.08491	11,474
	2013	$35.08491	$34.20865	10,538
	2014	$34.20865	$30.83967	4,623
	2015	$30.83967	$24.39961	5,173
	2016	$24.39961	$28.20107	2,235
	2017	$28.20107	$38.97018	1,035
	2018	$38.97018	$32.29076	1,049
	2019	$32.29076	$40.26204	993
	2020	$40.26204	$46.43170	945
Templeton Foreign VIP Fund—Class 2
	2011	$19.76304	$17.38092	52,199
	2012	$17.38092	$20.22250	40,003
	2013	$20.22250	$24.47252	32,638
	2014	$24.47252	$21.40240	22,939
	2015	$21.40240	$19.69453	21,672
	2016	$19.69453	$20.77296	13,269
	2017	$20.77296	$23.85679	10,208
	2018	$23.85679	$19.85073	9,270
	2019	$19.85073	$21.98326	7,163
	2020	$21.98326	$21.38375	6,977

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.40% and an administrative expense charge of 0.19%.

XV.

The following replaces ”Appendix I – Allstate Advisor Plus Contracts: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (With MAV Death Benefit Option).”

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
	2011	$10.15847	$9.69922	1,898
	2012	$9.69922	$11.06267	1,863
	2013	$11.06267	$14.22771	1,831
	2014	$14.22771	$15.60153	0
	2015	$15.60153	$15.38591	0
	2016	$15.38591	$16.27939	0
	2017	$16.27939	$19.44132	0
	2018	$19.44132	$17.82470	0
	2019	$17.82470	$22.98194	0
	2020	$22.98194	$29.39654	0
Fidelity® VIP Freedom 2010 PortfolioSM—Service Class 2
	2011	$10.99968	$10.75704	2,476
	2012	$10.75704	$11.78770	2,403
	2013	$11.78770	$13.10444	2,337
	2014	$13.10444	$13.41186	0
	2015	$13.41186	$13.10191	0
	2016	$13.10191	$13.54106	0
	2017	$13.54106	$15.00194	0
	2018	$15.00194	$14.10493	0
	2019	$14.10493	$16.03517	0
	2020	$16.03517	$17.67688	0
Fidelity® VIP Freedom 2020 PortfolioSM—Service Class 2
	2015	$10.00000	$13.00076	12,339
	2016	$13.00076	$13.50962	8,625
	2017	$13.50962	$15.42673	8,005
	2018	$15.42673	$14.22914	7,414
	2019	$14.22914	$16.75344	6,838
	2020	$16.75344	$18.87690	6,305
Fidelity® VIP Freedom 2030 PortfolioSM—Service Class 2
	2011	$10.18383	$9.71892	4,182
	2012	$9.71892	$10.99361	1,866
	2013	$10.99361	$13.10835	5,679
	2014	$13.10835	$13.48435	11,871
	2015	$13.48435	$13.17284	0
	2016	$13.17284	$13.76234	12,292
	2017	$13.76234	$16.31462	0
	2018	$16.31462	$14.73140	0
	2019	$14.73140	$17.95730	0
	2020	$17.95730	$20.57235	0
Fidelity® VIP Freedom Income PortfolioSM—Service Class 2
	2016	$10.00000	$12.19811	0
	2017	$12.19811	$12.98231	0
	2018	$12.98231	$12.45945	0
	2019	$12.45945	$13.66091	0
	2020	$13.66091	$14.79728	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
	2016	$18.73345	$17.94103	0
	2017	$17.94103	$23.64427	0
	2018	$23.64427	$26.05528	0
	2019	$26.05528	$35.95333	0
	2020	$35.95333	$59.40682	0
Fidelity® VIP Index 500 Portfolio—Service Class 2
	2011	$9.62994	$9.62667	9,540
	2012	$9.62667	$10.93178	2,886
	2013	$10.93178	$14.16201	2,630
	2014	$14.16201	$15.75674	1,907
	2015	$15.75674	$15.64221	1,729
	2016	$15.64221	$17.14232	1,293
	2017	$17.14232	$20.44149	720
	2018	$20.44149	$19.12504	719
	2019	$19.12504	$24.61069	0
	2020	$24.61069	$28.50950	0
Fidelity® VIP Mid Cap Portfolio—Service Class 2
	2011	$11.48522	$10.05580	2,536
	2012	$10.05580	$11.31352	2,301
	2013	$11.31352	$15.09665	216
	2014	$15.09665	$15.72069	215
	2015	$15.72069	$15.18781	214
	2016	$15.18781	$16.69525	213
	2017	$16.69525	$19.76568	212
	2018	$19.76568	$16.54344	211
	2019	$16.54344	$20.01340	0
	2020	$20.01340	$23.16843	0
Franklin Growth and Income VIP Fund—Class 2
	2011	$14.55345	$14.63738	45,478
	2012	$14.63738	$16.13301	40,471
	2013	$16.13301	$20.53507	34,058
	2014	$20.53507	$22.00998	28,087
	2015	$22.00998	$21.41946	24,342
	2016	$21.41946	$23.48210	19,424
	2017	$23.48210	$26.72084	18,204
	2018	$26.72084	$25.03968	15,368
	2019	$25.03968	$30.90294	12,288
	2020	$30.90294	$32.02715	9,977
Franklin Income VIP Fund—Class 2
	2011	$13.49309	$13.56805	51,296
	2012	$13.56805	$15.01054	41,921
	2013	$15.01054	$16.79712	31,315
	2014	$16.79712	$17.25791	23,412
	2015	$17.25791	$15.75331	23,306
	2016	$15.75331	$17.64185	22,107
	2017	$17.64185	$19.00386	20,810
	2018	$19.00386	$17.85965	14,112
	2019	$17.85965	$20.35793	12,765
	2020	$20.35793	$20.13340	11,505

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Large Cap Growth VIP Fund—Class 2
	2011	$10.65152	$10.30368	67,486
	2012	$10.30368	$11.37069	60,691
	2013	$11.37069	$14.36497	47,929
	2014	$14.36497	$15.86581	43,184
	2015	$15.86581	$16.45811	37,300
	2016	$16.45811	$15.87458	35,697
	2017	$15.87458	$19.97453	31,682
	2018	$19.97453	$19.32826	26,532
	2019	$19.32826	$25.54758	22,612
	2020	$25.54758	$36.29169	17,825
Franklin Mutual Global Discovery VIP Fund—Class 2
	2011	$11.30841	$10.77768	265
	2012	$10.77768	$11.99817	287
	2013	$11.99817	$15.03759	214
	2014	$15.03759	$15.61148	210
	2015	$15.61148	$14.77236	171
	2016	$14.77236	$16.27520	163
	2017	$16.27520	$17.35984	164
	2018	$17.35984	$15.13586	0
	2019	$15.13586	$18.48839	0
	2020	$18.48839	$17.34800	0
Franklin Mutual Shares VIP Fund—Class 2
	2011	$15.03664	$14.61412	68,337
	2012	$14.61412	$16.39622	60,499
	2013	$16.39622	$20.65374	46,014
	2014	$20.65374	$21.72868	39,801
	2015	$21.72868	$20.28622	30,382
	2016	$20.28622	$23.12355	25,176
	2017	$23.12355	$24.60773	25,072
	2018	$24.60773	$21.97514	23,331
	2019	$21.97514	$26.45493	22,054
	2020	$26.45493	$24.67225	21,031
Franklin Small Cap Value VIP Fund—Class 2
	2011	$21.88684	$20.68751	27,615
	2012	$20.68751	$24.05215	23,022
	2013	$24.05215	$32.18202	18,764
	2014	$32.18202	$31.78634	17,296
	2015	$31.78634	$28.91125	15,526
	2016	$28.91125	$36.96719	9,685
	2017	$36.96719	$40.17653	8,752
	2018	$40.17653	$34.37494	6,396
	2019	$34.37494	$42.65725	5,956
	2020	$42.65725	$44.07011	4,871

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin U.S. Government Securities VIP Fund—Class 2
	2011	$12.18327	$12.64551	75,297
	2012	$12.64551	$12.65292	68,663
	2013	$12.65292	$12.14826	56,212
	2014	$12.14826	$12.33455	51,052
	2015	$12.33455	$12.17124	31,748
	2016	$12.17124	$12.03331	29,496
	2017	$12.03331	$11.97730	26,629
	2018	$11.97730	$11.80209	21,481
	2019	$11.80209	$12.19778	20,827
	2020	$12.19778	$12.43918	15,931
Invesco Oppenheimer V.I. Capital Appreciation Fund—Series II
	2011	$12.68200	$12.28431	56,752
	2012	$12.28431	$13.72957	46,925
	2013	$13.72957	$17.45203	31,922
	2014	$17.45203	$19.73251	26,966
	2015	$19.73251	$20.01259	22,556
	2016	$20.01259	$19.17786	22,147
	2017	$19.17786	$23.82893	19,093
	2018	$23.82893	$22.00767	16,560
	2019	$22.00767	$29.36329	14,565
	2020	$29.36329	$39.29118	11,361
Invesco V.I. American Franchise Fund—Series II
	2011	$14.34599	$13.18932	6,654
	2012	$13.18932	$14.68801	6,458
	2013	$14.68801	$20.16582	5,223
	2014	$20.16582	$21.42264	4,891
	2015	$21.42264	$22.03855	4,244
	2016	$22.03855	$22.08171	2,744
	2017	$22.08171	$27.55049	2,465
	2018	$27.55049	$26.00355	1,630
	2019	$26.00355	$34.84289	1,508
	2020	$34.84289	$48.59369	577
Invesco V.I. American Value Fund—Series I
	2011	$14.79722	$14.66687	9,259
	2012	$14.66687	$16.89652	8,579
	2013	$16.89652	$22.28051	4,838
	2014	$22.28051	$24.01533	4,172
	2015	$24.01533	$21.43266	3,782
	2016	$21.43266	$24.31153	2,975
	2017	$24.31153	$26.25773	2,111
	2018	$26.25773	$22.52495	2,117
	2019	$22.52495	$27.65964	2,000
	2020	$27.65964	$27.47089	1,942

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Value Fund—Series II
	2011	$14.69900	$14.55572	16,321
	2012	$14.55572	$16.73548	13,223
	2013	$16.73548	$22.01322	9,710
	2014	$22.01322	$23.66824	8,815
	2015	$23.66824	$21.06898	5,532
	2016	$21.06898	$23.84200	4,004
	2017	$23.84200	$25.68476	3,063
	2018	$25.68476	$21.97834	1,980
	2019	$21.97834	$26.92024	1,052
	2020	$26.92024	$26.66643	1,072
Invesco V.I. Comstock Fund, Series II
	2011	$11.43924	$10.99805	46,471
	2012	$10.99805	$12.84476	44,178
	2013	$12.84476	$17.11253	32,932
	2014	$17.11253	$18.33567	28,093
	2015	$18.33567	$16.89191	21,118
	2016	$16.89191	$19.40863	19,053
	2017	$19.40863	$22.41354	15,339
	2018	$22.41354	$19.28916	12,128
	2019	$19.28916	$23.67012	9,835
	2020	$23.67012	$22.99466	8,759
Invesco Oppenheimer V.I. Conservative Balanced Fund—Series II
	2011	$11.64489	$11.48077	29,462
	2012	$11.48077	$12.63960	27,633
	2013	$12.63960	$14.00650	23,634
	2014	$14.00650	$14.85850	14,976
	2015	$14.85850	$14.67528	13,996
	2016	$14.67528	$15.12850	14,066
	2017	$15.12850	$16.18873	13,852
	2018	$16.18873	$15.01873	10,876
	2019	$15.01873	$17.29030	10,060
	2020	$17.29030	$19.45921	10,024
Invesco Oppenheimer V.I. Total Return Bond Fund—Series II
	2011	$7.49270	$7.94240	71,212
	2012	$7.94240	$8.59344	68,125
	2013	$8.59344	$8.40754	57,637
	2014	$8.40754	$8.82889	46,663
	2015	$8.82889	$8.73188	38,185
	2016	$8.73188	$8.83773	32,880
	2017	$8.83773	$9.06039	31,479
	2018	$9.06039	$8.78126	29,797
	2019	$8.78126	$9.42252	16,576
	2020	$9.42252	$10.12697	7,241

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2011	$13.58851	$13.45735	24,255
	2012	$13.45735	$15.35225	19,965
	2013	$15.35225	$20.44898	12,845
	2014	$20.44898	$21.19239	9,002
	2015	$21.19239	$22.13417	7,914
	2016	$22.13417	$22.19104	6,391
	2017	$22.19104	$27.99787	5,299
	2018	$27.99787	$25.76202	4,899
	2019	$25.76202	$35.17270	4,204
	2020	$35.17270	$48.44692	4,713
Invesco V.I. Equity and Income Fund, Series II
	2011	$13.02791	$12.62889	9,917
	2012	$12.62889	$13.93871	9,273
	2013	$13.93871	$17.09597	6,915
	2014	$17.09597	$18.26197	6,243
	2015	$18.26197	$17.47139	2,331
	2016	$17.47139	$19.70524	2,149
	2017	$19.70524	$21.44077	1,183
	2018	$21.44077	$19.00773	680
	2019	$19.00773	$22.40416	46
	2020	$22.40416	$24.12793	46
Invesco Oppenheimer V.I. Global Fund—Series II
	2011	$20.37969	$18.30877	9,820
	2012	$18.30877	$21.74736	8,731
	2013	$21.74736	$27.12309	6,469
	2014	$27.12309	$27.18524	5,799
	2015	$27.18524	$27.67908	5,018
	2016	$27.67908	$27.14226	2,969
	2017	$27.14226	$36.34173	2,077
	2018	$36.34173	$30.90944	1,789
	2019	$30.90944	$39.90690	1,496
	2020	$39.90690	$49.90983	670
Invesco Oppenheimer V.I. Global Strategic Income Fund—Series II
	2011	$16.23183	$16.04550	143,136
	2012	$16.04550	$17.82966	143,958
	2013	$17.82966	$17.44624	122,600
	2014	$17.44624	$17.56085	103,146
	2015	$17.56085	$16.81673	89,904
	2016	$16.81673	$17.55131	75,103
	2017	$17.55131	$18.27939	68,416
	2018	$18.27939	$17.13658	48,149
	2019	$17.13658	$18.61600	41,553
	2020	$18.61600	$18.83087	36,947

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. Growth and Income Fund, Series II
	2011	$16.54273	$15.87974	40,180
	2012	$15.87974	$17.83239	36,343
	2013	$17.83239	$23.42719	27,174
	2014	$23.42719	$25.30066	25,249
	2015	$25.30066	$24.02454	24,186
	2016	$24.02454	$28.18029	12,455
	2017	$28.18029	$31.56375	11,838
	2018	$31.56375	$26.78427	7,260
	2019	$26.78427	$32.84347	4,791
	2020	$32.84347	$32.85402	2,448
Invesco Oppenheimer V.I. Main Street Fund®—Series II
	2011	$13.97817	$13.68530	60,208
	2012	$13.68530	$15.67206	53,519
	2013	$15.67206	$20.23060	38,377
	2014	$20.23060	$21.93493	33,384
	2015	$21.93493	$22.21159	28,603
	2016	$22.21159	$24.27987	24,240
	2017	$24.27987	$27.81484	21,620
	2018	$27.81484	$25.10388	19,121
	2019	$25.10388	$32.48127	14,860
	2020	$32.48127	$36.27025	13,149
Invesco Oppenheimer V.I. Main Street Small Cap Fund®—Series II
	2011	$19.95577	$19.13222	30,894
	2012	$19.13222	$22.10905	28,415
	2013	$22.10905	$30.53430	18,761
	2014	$30.53430	$33.48271	15,849
	2015	$33.48271	$30.87947	12,581
	2016	$30.87947	$35.68797	11,742
	2017	$35.68797	$39.92852	10,887
	2018	$39.92852	$35.07952	9,470
	2019	$35.07952	$43.45765	5,894
	2020	$43.45765	$51.06349	5,606
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio
	2011	$13.59708	$13.93958	21,316
	2012	$13.93958	$15.40526	17,951
	2013	$15.40526	$16.36600	13,512
	2014	$16.36600	$16.77171	10,441
	2015	$16.77171	$16.21931	10,013
	2016	$16.21931	$17.86273	7,743
	2017	$17.86273	$19.16086	7,046
	2018	$19.16086	$18.06082	5,859
	2019	$18.06082	$20.10749	5,652
	2020	$20.10749	$21.19119	3,432

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Fundamental Equity Portfolio
	2011	$13.69591	$12.84734	1,205
	2012	$12.84734	$13.95190	2,292
	2013	$13.95190	$18.60205	1,496
	2014	$18.60205	$19.57374	232
	2015	$19.57374	$18.56137	231
	2016	$18.56137	$21.10031	230
	2017	$21.10031	$23.33085	229
	2018	$23.33085	$21.04340	228
	2019	$21.04340	$25.11471	227
	2020	$25.11471	$25.10389	226
Lord Abbett Series Fund, Inc.—Growth and Income Portfolio
	2011	$10.86248	$10.01971	19,366
	2012	$10.01971	$11.02936	15,620
	2013	$11.02936	$14.72054	16,271
	2014	$14.72054	$15.56338	9,362
	2015	$15.56338	$14.84716	9,019
	2016	$14.84716	$17.07768	7,117
	2017	$17.07768	$19.01821	6,682
	2018	$19.01821	$17.15578	6,400
	2019	$17.15578	$20.63973	4,243
	2020	$20.63973	$20.81811	4,701
Lord Abbett Series Fund, Inc.—Growth Opportunities Portfolio
	2011	$15.11853	$13.35644	14,491
	2012	$13.35644	$14.96649	12,195
	2013	$14.96649	$20.14876	7,645
	2014	$20.14876	$20.98910	7,192
	2015	$20.98910	$21.17465	4,719
	2016	$21.17465	$21.05315	3,791
	2017	$21.05315	$25.41589	3,621
	2018	$25.41589	$24.23869	3,474
	2019	$24.23869	$32.46394	3,059
	2020	$32.46394	$44.44084	2,990
Lord Abbett Series Fund, Inc.—Mid Cap Stock Portfolio
	2011	$11.74127	$11.06885	20,166
	2012	$11.06885	$12.45135	19,459
	2013	$12.45135	$15.93622	11,604
	2014	$15.93622	$17.45519	9,954
	2015	$17.45519	$16.49349	9,026
	2016	$16.49349	$18.85484	7,609
	2017	$18.85484	$19.78415	7,626
	2018	$19.78415	$16.50731	5,970
	2019	$16.50731	$19.88366	2,539
	2020	$19.88366	$20.01639	2,333

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Discovery Portfolio—Class II
	2011	$12.39801	$11.30282	4,290
	2012	$11.30282	$12.04231	4,199
	2013	$12.04231	$16.26005	3,271
	2014	$16.26005	$16.26295	2,936
	2015	$16.26295	$15.01509	2,835
	2016	$15.01509	$13.44304	1,821
	2017	$13.44304	$18.30022	1,463
	2018	$18.30022	$19.86366	1,249
	2019	$19.86366	$27.30640	352
	2020	$27.30640	$67.59907	150
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class II
	2011	$21.60500	$22.68009	12,496
	2012	$22.68009	$26.25479	10,606
	2013	$26.25479	$23.52693	7,656
	2014	$23.52693	$23.77364	6,715
	2015	$23.77364	$23.07363	5,511
	2016	$23.07363	$25.05954	5,315
	2017	$25.05954	$26.97263	4,463
	2018	$26.97263	$24.62267	4,309
	2019	$24.62267	$27.61008	2,728
	2020	$27.61008	$28.61792	2,406
Morgan Stanley VIF Global Franchise Portfolio—Class II
	2011	$15.58588	$16.69277	20,736
	2012	$16.69277	$18.94912	19,459
	2013	$18.94912	$22.26903	9,639
	2014	$22.26903	$22.85688	7,237
	2015	$22.85688	$23.83998	6,020
	2016	$23.83998	$24.68345	4,720
	2017	$24.68345	$30.48707	4,384
	2018	$30.48707	$29.41043	2,612
	2019	$29.41043	$37.41535	567
	2020	$37.41535	$41.60131	552
Morgan Stanley VIF Growth Portfolio—Class I
	2011	$14.63817	$13.97435	4,621
	2012	$13.97435	$15.69666	4,436
	2013	$15.69666	$22.82677	3,479
	2014	$22.82677	$23.84414	3,318
	2015	$23.84414	$26.28351	2,978
	2016	$26.28351	$25.39198	1,927
	2017	$25.39198	$35.70115	1,840
	2018	$35.70115	$37.70379	1,769
	2019	$37.70379	$48.80933	1,708
	2020	$48.80933	$104.17844	1,626

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Growth Portfolio—Class II
	2011	$14.39354	$13.70659	2,173
	2012	$13.70659	$15.35232	2,031
	2013	$15.35232	$22.27331	1,203
	2014	$22.27331	$23.20655	1,211
	2015	$23.20655	$25.51887	1,116
	2016	$25.51887	$24.58157	1,188
	2017	$24.58157	$34.48291	1,021
	2018	$34.48291	$36.33537	1,524
	2019	$36.33537	$46.91721	1,474
	2020	$46.91721	$99.88791	1,020
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
	2011	$23.85902	$24.75963	36,812
	2012	$24.75963	$28.11392	32,664
	2013	$28.11392	$28.09440	27,088
	2014	$28.09440	$35.71119	21,546
	2015	$35.71119	$35.74620	16,086
	2016	$35.74620	$37.40706	11,803
	2017	$37.40706	$37.79518	10,461
	2018	$37.79518	$34.15893	9,096
	2019	$34.15893	$39.81497	5,886
	2020	$39.81497	$32.41751	6,201
Putnam VT Global Equity Fund—Class IB
	2019	$10.00000	$11.02662	1,173
	2020	$11.02662	$11.92027	1,093
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$11.17733	$11.28170	24,437
	2012	$11.28170	$12.46807	23,679
	2013	$12.46807	$14.46066	20,796
	2014	$14.46066	$15.71826	13,852
	2015	$15.71826	$15.26239	9,694
	2016	$15.26239	$16.19071	8,211
	2017	$16.19071	$18.30146	7,892
	2018	$18.30146	$17.40843	5,050
	2019	$17.40843	$21.20218	4,663
	2020	$21.20218	$24.03202	4,507
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$15.36512	$15.02754	5,270
	2012	$15.02754	$16.85335	4,995
	2013	$16.85335	$19.77821	4,858
	2014	$19.77821	$21.25454	3,230
	2015	$21.25454	$20.91018	1,302
	2016	$20.91018	$21.91559	1,307
	2017	$21.91559	$24.82679	648
	2018	$24.82679	$22.61154	648
	2019	$22.61154	$26.01244	453
	2020	$26.01244	$28.69335	451

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Global Health Care Fund—Class IB
	2011	$13.21732	$12.82834	3,912
	2012	$12.82834	$15.40359	3,734
	2013	$15.40359	$21.43100	2,849
	2014	$21.43100	$26.86566	2,625
	2015	$26.86566	$28.43925	2,518
	2016	$28.43925	$24.76074	2,675
	2017	$24.76074	$28.04048	2,572
	2018	$28.04048	$27.37382	2,532
	2019	$27.37382	$35.02970	2,499
	2020	$35.02970	$40.00508	2,482
Putnam VT Government Money Market Fund—Class IB
	2011	$10.08203	$9.90316	205,324
	2012	$9.90316	$9.72639	205,605
	2013	$9.72639	$9.55324	182,771
	2014	$9.55324	$9.38318	155,216
	2015	$9.38318	$9.21614	113,497
	2016	$9.21614	$9.05258	104,133
	2017	$9.05258	$8.91310	110,019
	2018	$8.91310	$8.85647	80,217
	2019	$8.85647	$8.83347	67,343
	2020	$8.83347	$8.69220	122,258
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05226	5,928
	2017	$10.05226	$12.92454	3,239
	2018	$12.92454	$12.99473	3,145
	2019	$12.99473	$17.45234	1,868
	2020	$17.45234	$23.77627	1,742
Putnam VT High Yield Fund—Class IB
	2011	$19.28696	$19.27492	32,870
	2012	$19.27492	$21.95950	23,674
	2013	$21.95950	$23.26051	18,713
	2014	$23.26051	$23.20017	18,358
	2015	$23.20017	$21.56535	9,044
	2016	$21.56535	$24.47363	6,971
	2017	$24.47363	$25.71564	6,294
	2018	$25.71564	$24.22733	5,998
	2019	$24.22733	$27.22063	5,162
	2020	$27.22063	$28.12670	2,804
Putnam VT Income Fund—Class IB
	2011	$13.26588	$13.68059	66,192
	2012	$13.68059	$14.87853	59,057
	2013	$14.87853	$14.88567	54,206
	2014	$14.88567	$15.56309	49,607
	2015	$15.56309	$15.06154	29,847
	2016	$15.06154	$15.08843	24,823
	2017	$15.08843	$15.64891	22,548
	2018	$15.64891	$15.39906	19,435
	2019	$15.39906	$16.92312	13,286
	2020	$16.92312	$17.57356	12,721

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT International Equity Fund—Class IB
	2011	$16.35944	$13.34613	13,264
	2012	$13.34613	$15.97922	9,932
	2013	$15.97922	$20.09859	7,569
	2014	$20.09859	$18.40093	7,299
	2015	$18.40093	$18.09685	4,690
	2016	$18.09685	$17.33773	3,526
	2017	$17.33773	$21.55551	2,096
	2018	$21.55551	$17.12250	1,837
	2019	$17.12250	$21.04703	1,404
	2020	$21.04703	$23.17179	1,369
Putnam VT Equity Income Fund—Class IB
	2011	$13.93439	$13.94844	33,160
	2012	$13.94844	$16.34260	28,770
	2013	$16.34260	$21.25299	20,579
	2014	$21.25299	$23.51517	13,642
	2015	$23.51517	$22.39152	9,693
	2016	$22.39152	$24.99240	8,456
	2017	$24.99240	$29.15573	11,364
	2018	$29.15573	$26.20205	10,355
	2019	$26.20205	$33.55916	5,894
	2020	$33.55916	$34.87285	3,834
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$13.66286	$13.42455	6,166
	2012	$13.42455	$15.40252	5,453
	2013	$15.40252	$20.44020	4,610
	2014	$20.44020	$22.86732	2,917
	2015	$22.86732	$21.96900	1,858
	2016	$21.96900	$24.17725	1,521
	2017	$24.17725	$29.17479	1,342
	2018	$29.17479	$26.46408	1,251
	2019	$26.46408	$34.21383	940
	2020	$34.21383	$39.42560	900
Putnam VT Research Fund—Class IB
	2011	$13.90206	$13.41514	1,559
	2012	$13.41514	$15.53516	1,488
	2013	$15.53516	$20.34733	1,165
	2014	$20.34733	$22.95272	1,074
	2015	$22.95272	$22.19353	1,070
	2016	$22.19353	$23.99461	1,075
	2017	$23.99461	$29.06950	990
	2018	$29.06950	$27.20304	969
	2019	$27.20304	$35.59787	890
	2020	$35.59787	$41.92628	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$16.03527	$14.94829	3,047
	2012	$14.94829	$17.14049	3,031
	2013	$17.14049	$22.96807	2,961
	2014	$22.96807	$25.59982	1,483
	2015	$25.59982	$25.06871	1,199
	2016	$25.06871	$26.53898	814
	2017	$26.53898	$33.68404	799
	2018	$33.68404	$32.57463	498
	2019	$32.57463	$43.62550	287
	2020	$43.62550	$55.16366	279
Templeton Developing Markets VIP Fund—Class 2
	2011	$37.42770	$30.93008	8,459
	2012	$30.93008	$34.37313	7,424
	2013	$34.37313	$33.44653	6,906
	2014	$33.44653	$30.09128	6,400
	2015	$30.09128	$23.75904	6,488
	2016	$23.75904	$27.40508	3,754
	2017	$27.40508	$37.79451	2,569
	2018	$37.79451	$31.25354	1,582
	2019	$31.25354	$38.89085	1,230
	2020	$38.89085	$44.76063	1,100
Templeton Foreign VIP Fund—Class 2
	2011	$19.44102	$17.06299	34,345
	2012	$17.06299	$19.81217	30,234
	2013	$19.81217	$23.92726	24,968
	2014	$23.92726	$20.88298	21,429
	2015	$20.88298	$19.17748	18,510
	2016	$19.17748	$20.18660	13,085
	2017	$20.18660	$23.13700	12,672
	2018	$23.13700	$19.21304	11,519
	2019	$19.21304	$21.23451	8,829
	2020	$21.23451	$20.61411	7,028

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60% and an administrative expense charge of 0.19%.

XVI.

The following replaces ”Appendix I – Allstate Advisor Preferred Contracts with 5-Year Withdrawal Charge Option: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (Basic Contract).”

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
	2011	$10.25559	$9.81186	3,033
	2012	$9.81186	$11.21397	0
	2013	$11.21397	$14.45165	0
	2014	$14.45165	$15.87938	0
	2015	$15.87938	$15.69181	0
	2016	$15.69181	$16.63676	0
	2017	$16.63676	$19.90796	0
	2018	$19.90796	$18.28934	0
	2019	$18.28934	$23.62828	0
	2020	$23.62828	$30.28382	0
Fidelity® VIP Freedom 2010 PortfolioSM—Service Class 2
	2016	$10.00000	$13.83829	0
	2017	$13.83829	$15.36199	0
	2018	$15.36199	$14.47258	0
	2019	$14.47258	$16.48610	0
	2020	$16.48610	$18.21039	0
Fidelity® VIP Freedom 2020 PortfolioSM—Service Class 2
	2016	$10.00000	$13.80620	0
	2017	$13.80620	$15.79700	0
	2018	$15.79700	$14.60004	0
	2019	$14.60004	$17.22458	0
	2020	$17.22458	$19.44664	0
Fidelity® VIP Freedom 2030 PortfolioSM—Service Class 2
	2016	$10.00000	$14.06445	0
	2017	$14.06445	$16.70618	0
	2018	$16.70618	$15.11538	0
	2019	$15.11538	$18.46228	0
	2020	$18.46228	$21.19324	0
Fidelity® VIP Freedom Income PortfolioSM—Service Class 2
	2016	$10.00000	$12.46586	0
	2017	$12.46586	$13.29386	0
	2018	$13.29386	$12.78418	0
	2019	$12.78418	$14.04503	0
	2020	$14.04503	$15.24384	0
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
	2016	$19.07914	$18.33483	0
	2017	$18.33483	$24.21169	0
	2018	$24.21169	$26.73435	0
	2019	$26.73435	$36.96425	0
	2020	$36.96425	$61.19938	0
Fidelity® VIP Index 500 Portfolio—Service Class 2
	2016	$10.00000	$17.51869	0
	2017	$17.51869	$20.93216	0
	2018	$20.93216	$19.62360	0
	2019	$19.62360	$25.30285	0
	2020	$25.30285	$29.37005	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP Mid Cap Portfolio—Service Class 2
	2016	$10.00000	$17.06173	0
	2017	$17.06173	$20.24007	0
	2018	$20.24007	$16.97467	0
	2019	$16.97467	$20.57623	0
	2020	$20.57623	$23.86771	0
Franklin Growth and Income VIP Fund—Class 2
	2011	$14.79455	$14.91011	7,455
	2012	$14.91011	$16.46714	7,126
	2013	$16.46714	$21.00304	6,510
	2014	$21.00304	$22.55742	6,350
	2015	$22.55742	$21.99693	5,096
	2016	$21.99693	$24.16413	4,878
	2017	$24.16413	$27.55208	3,127
	2018	$27.55208	$25.87067	3,036
	2019	$25.87067	$31.99246	2,959
	2020	$31.99246	$33.22277	2,885
Franklin Income VIP Fund—Class 2
	2011	$13.67738	$13.78132	4,185
	2012	$13.78132	$15.27759	1,776
	2013	$15.27759	$17.13076	1,521
	2014	$17.13076	$17.63653	1,519
	2015	$17.63653	$16.13171	206
	2016	$16.13171	$18.10229	204
	2017	$18.10229	$19.53898	203
	2018	$19.53898	$18.39956	202
	2019	$18.39956	$21.01537	201
	2020	$21.01537	$20.82525	200
Franklin Large Cap Growth VIP Fund—Class 2
	2011	$10.78779	$10.45672	15,656
	2012	$10.45672	$11.56312	10,112
	2013	$11.56312	$14.63780	8,595
	2014	$14.63780	$16.20006	7,422
	2015	$16.20006	$16.83906	5,721
	2016	$16.83906	$16.27501	5,655
	2017	$16.27501	$20.51942	4,054
	2018	$20.51942	$19.89554	3,532
	2019	$19.89554	$26.35010	3,162
	2020	$26.35010	$37.50664	1,909
Franklin Mutual Global Discovery VIP Fund—Class 2
	2016	$10.00000	$16.63248	0
	2017	$16.63248	$17.77652	0
	2018	$17.77652	$15.53041	0
	2019	$15.53041	$19.00834	0
	2020	$19.00834	$17.87166	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Mutual Shares VIP Fund—Class 2
	2011	$15.28576	$14.88645	6,967
	2012	$14.88645	$16.73584	4,881
	2013	$16.73584	$21.12443	4,606
	2014	$21.12443	$22.26914	4,593
	2015	$22.26914	$20.83315	3,481
	2016	$20.83315	$23.79520	3,473
	2017	$23.79520	$25.37328	3,130
	2018	$25.37328	$22.70447	3,082
	2019	$22.70447	$27.38771	3,042
	2020	$27.38771	$25.59339	2,997
Franklin Small Cap Value VIP Fund—Class 2
	2011	$22.24946	$21.07301	3,784
	2012	$21.07301	$24.55036	2,606
	2013	$24.55036	$32.91546	2,243
	2014	$32.91546	$32.57700	2,113
	2015	$32.57700	$29.69076	1,332
	2016	$29.69076	$38.04094	1,143
	2017	$38.04094	$41.42643	939
	2018	$41.42643	$35.51585	944
	2019	$35.51585	$44.16136	893
	2020	$44.16136	$45.71547	796
Franklin U.S. Government Securities VIP Fund—Class 2
	2011	$12.34962	$12.84419	1,298
	2012	$12.84419	$12.87796	1,313
	2013	$12.87796	$12.38950	1,152
	2014	$12.38950	$12.60512	1,136
	2015	$12.60512	$12.46355	1,108
	2016	$12.46355	$12.34732	1,174
	2017	$12.34732	$12.31452	1,252
	2018	$12.31452	$12.15882	1,171
	2019	$12.15882	$12.59167	1,258
	2020	$12.59167	$12.86660	1,289
Invesco Oppenheimer V.I. Capital Appreciation Fund—Series II
	2011	$12.88139	$12.50280	10,698
	2012	$12.50280	$14.00229	9,287
	2013	$14.00229	$17.83491	8,350
	2014	$17.83491	$20.20646	7,602
	2015	$20.20646	$20.53499	7,057
	2016	$20.53499	$19.71844	6,236
	2017	$19.71844	$24.54973	2,705
	2018	$24.54973	$22.71909	2,542
	2019	$22.71909	$30.37323	2,367
	2020	$30.37323	$40.72395	2,107

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Franchise Fund—Series II
	2011	$14.58366	$13.43508	0
	2012	$13.43508	$14.99225	0
	2013	$14.99225	$20.62540	0
	2014	$20.62540	$21.95548	0
	2015	$21.95548	$22.63271	0
	2016	$22.63271	$22.72307	0
	2017	$22.72307	$28.40753	0
	2018	$28.40753	$26.86654	0
	2019	$26.86654	$36.07135	0
	2020	$36.07135	$50.40767	0
Invesco V.I. American Value Fund—Series I
	2016	$10.00000	$24.94613	0
	2017	$24.94613	$26.99717	0
	2018	$26.99717	$23.20599	0
	2019	$23.20599	$28.55300	0
	2020	$28.55300	$28.41500	0
Invesco V.I. American Value Fund—Series II
	2011	$14.89981	$14.78457	1,930
	2012	$14.78457	$17.03329	1,580
	2013	$17.03329	$22.45053	1,116
	2014	$22.45053	$24.18759	1,024
	2015	$24.18759	$21.57517	1,019
	2016	$21.57517	$24.46440	968
	2017	$24.46440	$26.40813	905
	2018	$26.40813	$22.64291	904
	2019	$22.64291	$27.78980	853
	2020	$27.78980	$27.58297	447
Invesco V.I. Comstock Fund, Series II
	2011	$11.59554	$11.17097	8,252
	2012	$11.17097	$13.07334	6,691
	2013	$13.07334	$17.45248	6,306
	2014	$17.45248	$18.73801	5,832
	2015	$18.73801	$17.29774	4,004
	2016	$17.29774	$19.91528	1,213
	2017	$19.91528	$23.04474	915
	2018	$23.04474	$19.87237	833
	2019	$19.87237	$24.43463	757
	2020	$24.43463	$23.78496	679

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Conservative Balanced Fund—Series II
	2011	$11.83785	$11.69473	2,145
	2012	$11.69473	$12.90143	2,085
	2013	$12.90143	$14.32575	2,037
	2014	$14.32575	$15.22811	2,030
	2015	$15.22811	$15.07096	1,359
	2016	$15.07096	$15.56795	1,354
	2017	$15.56795	$16.69240	1,340
	2018	$16.69240	$15.51722	1,310
	2019	$15.51722	$17.89998	1,306
	2020	$17.89998	$20.18572	1,303
Invesco Oppenheimer V.I. Total Return Bond Fund—Series II
	2011	$7.58855	$8.06033	5,939
	2012	$8.06033	$8.73883	4,580
	2013	$8.73883	$8.56721	3,983
	2014	$8.56721	$9.01488	3,767
	2015	$9.01488	$8.93398	3,516
	2016	$8.93398	$9.06064	3,257
	2017	$9.06064	$9.30755	3,114
	2018	$9.30755	$9.03900	2,730
	2019	$9.03900	$9.71851	2,603
	2020	$9.71851	$10.46602	2,336
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2011	$13.81367	$13.70814	1,473
	2012	$13.70814	$15.67027	1,432
	2013	$15.67027	$20.91505	1,250
	2014	$20.91505	$21.71956	1,163
	2015	$21.71956	$22.73096	294
	2016	$22.73096	$22.83565	300
	2017	$22.83565	$28.86891	266
	2018	$28.86891	$26.61707	253
	2019	$26.61707	$36.41289	246
	2020	$36.41289	$50.25565	236
Invesco V.I. Equity and Income Fund, Series II
	2011	$13.20584	$12.82738	15,611
	2012	$12.82738	$14.18670	2,009
	2013	$14.18670	$17.43556	1,938
	2014	$17.43556	$18.66263	1,860
	2015	$18.66263	$17.89107	1,730
	2016	$17.89107	$20.21956	327
	2017	$20.21956	$22.04451	262
	2018	$22.04451	$19.58236	223
	2019	$19.58236	$23.12771	185
	2020	$23.12771	$24.95706	124

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Global Fund—Series II
	2011	$20.71729	$18.64992	7
	2012	$18.64992	$22.19779	7
	2013	$22.19779	$27.74119	7
	2014	$27.74119	$27.86138	7
	2015	$27.86138	$28.42528	7
	2016	$28.42528	$27.93059	7
	2017	$27.93059	$37.47222	7
	2018	$37.47222	$31.93525	0
	2019	$31.93525	$41.31392	0
	2020	$41.31392	$51.77307	0
Invesco Oppenheimer V.I. Global Strategic Income Fund—Series II
	2011	$16.50069	$16.34441	14,264
	2012	$16.34441	$18.19889	11,217
	2013	$18.19889	$17.84381	11,487
	2014	$17.84381	$17.99760	11,028
	2015	$17.99760	$17.27009	9,413
	2016	$17.27009	$18.06108	7,405
	2017	$18.06108	$18.84803	3,015
	2018	$18.84803	$17.70530	2,756
	2019	$17.70530	$19.27236	2,695
	2020	$19.27236	$19.53389	2,124
Invesco V.I. Growth and Income Fund, Series II
	2011	$16.81679	$16.17565	3,427
	2012	$16.17565	$18.20175	2,173
	2013	$18.20175	$23.96110	1,932
	2014	$23.96110	$25.92994	1,648
	2015	$25.92994	$24.67224	1,683
	2016	$24.67224	$28.99879	1,520
	2017	$28.99879	$32.54566	1,313
	2018	$32.54566	$27.67319	1,324
	2019	$27.67319	$34.00145	1,321
	2020	$34.00145	$34.08057	1,420
Invesco Oppenheimer V.I. Main Street Fund®—Series II
	2011	$14.20974	$13.94029	10,960
	2012	$13.94029	$15.99664	6,814
	2013	$15.99664	$20.69161	5,897
	2014	$20.69161	$22.48046	5,013
	2015	$22.48046	$22.81036	4,811
	2016	$22.81036	$24.98502	4,578
	2017	$24.98502	$28.68005	3,738
	2018	$28.68005	$25.93695	3,538
	2019	$25.93695	$33.62640	3,350
	2020	$33.62640	$37.62422	3,185

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Main Street Small Cap Fund®—Series II
	2011	$20.28642	$19.48877	1,409
	2012	$19.48877	$22.56702	1,089
	2013	$22.56702	$31.23020	933
	2014	$31.23020	$34.31554	748
	2015	$34.31554	$31.71202	649
	2016	$31.71202	$36.72454	597
	2017	$36.72454	$41.17067	303
	2018	$41.17067	$36.24380	278
	2019	$36.24380	$44.98996	274
	2020	$44.98996	$52.96988	179
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio
	2011	$13.77099	$14.14654	8,317
	2012	$14.14654	$15.66588	4,166
	2013	$15.66588	$16.67676	4,399
	2014	$16.67676	$17.12497	4,066
	2015	$17.12497	$16.59467	3,094
	2016	$16.59467	$18.31323	2,783
	2017	$18.31323	$19.68349	2,550
	2018	$19.68349	$18.59085	2,385
	2019	$18.59085	$20.73905	2,242
	2020	$20.73905	$21.90059	2,184
Lord Abbett Series Fund, Inc.—Fundamental Equity Portfolio
	2011	$13.87113	$13.03815	2,107
	2012	$13.03815	$14.18802	1,003
	2013	$14.18802	$18.95535	959
	2014	$18.95535	$19.98612	953
	2015	$19.98612	$18.99103	959
	2016	$18.99103	$21.63256	911
	2017	$21.63256	$23.96732	666
	2018	$23.96732	$21.66106	593
	2019	$21.66106	$25.90367	571
	2020	$25.90367	$25.94442	500
Lord Abbett Series Fund, Inc.—Growth and Income Portfolio
	2011	$11.00149	$10.16856	1,340
	2012	$10.16856	$11.21606	141
	2013	$11.21606	$15.00016	0
	2014	$15.00016	$15.89131	0
	2015	$15.89131	$15.19087	0
	2016	$15.19087	$17.50852	0
	2017	$17.50852	$19.53710	0
	2018	$19.53710	$17.65939	0
	2019	$17.65939	$21.28819	0
	2020	$21.28819	$21.51523	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Growth Opportunities Portfolio
	2011	$15.31195	$13.55482	3,081
	2012	$13.55482	$15.21981	2,218
	2013	$15.21981	$20.53148	1,683
	2014	$20.53148	$21.43135	1,640
	2015	$21.43135	$21.66484	1,587
	2016	$21.66484	$21.58428	1,536
	2017	$21.58428	$26.10933	835
	2018	$26.10933	$24.95021	724
	2019	$24.95021	$33.48386	642
	2020	$33.48386	$45.92887	507
Lord Abbett Series Fund, Inc.—Mid Cap Stock Portfolio
	2011	$11.89151	$11.23328	11,959
	2012	$11.23328	$12.66212	8,014
	2013	$12.66212	$16.23895	7,554
	2014	$16.23895	$17.82299	6,950
	2015	$17.82299	$16.87534	5,295
	2016	$16.87534	$19.33051	2,847
	2017	$19.33051	$20.32397	2,384
	2018	$20.32397	$16.99191	2,222
	2019	$16.99191	$20.50838	2,189
	2020	$20.50838	$20.68666	2,016
Morgan Stanley VIF Discovery Portfolio—Class II
	2011	$12.51661	$11.43415	2,530
	2012	$11.43415	$12.20711	1,489
	2013	$12.20711	$16.51610	1,240
	2014	$16.51610	$16.55269	1,166
	2015	$16.55269	$15.31373	1,100
	2016	$15.31373	$13.73827	1,055
	2017	$13.73827	$18.73960	869
	2018	$18.73960	$20.38159	749
	2019	$20.38159	$28.07452	621
	2020	$28.07452	$69.63952	442
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class II
	2011	$21.96285	$23.10257	3,553
	2012	$23.10257	$26.79843	3,251
	2013	$26.79843	$24.06302	3,254
	2014	$24.06302	$24.36487	3,257
	2015	$24.36487	$23.69563	2,575
	2016	$23.69563	$25.78733	2,518
	2017	$25.78733	$27.81164	2,076
	2018	$27.81164	$25.43977	2,094
	2019	$25.43977	$28.58347	2,104
	2020	$28.58347	$29.68623	2,153

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Global Franchise Portfolio—Class II
	2011	$15.80940	$16.96656	5,792
	2012	$16.96656	$19.29922	3,740
	2013	$19.29922	$22.72660	3,678
	2014	$22.72660	$23.37402	3,629
	2015	$23.37402	$24.42900	2,784
	2016	$24.42900	$25.34467	1,438
	2017	$25.34467	$31.36652	1,398
	2018	$31.36652	$30.31985	1,358
	2019	$30.31985	$38.64958	1,321
	2020	$38.64958	$43.05976	1,260
Morgan Stanley VIF Growth Portfolio—Class I
	2016	$10.00000	$26.05480	0
	2017	$26.05480	$36.70648	0
	2018	$36.70648	$38.84368	0
	2019	$38.84368	$50.38573	0
	2020	$50.38573	$107.75811	0
Morgan Stanley VIF Growth Portfolio—Class II
	2011	$14.59014	$13.92203	3,675
	2012	$13.92203	$15.62547	3,523
	2013	$15.62547	$22.71570	2,774
	2014	$22.71570	$23.71566	2,631
	2015	$23.71566	$26.13180	2,394
	2016	$26.13180	$25.22310	2,406
	2017	$25.22310	$35.45375	0
	2018	$35.45375	$37.43369	0
	2019	$37.43369	$48.43223	0
	2020	$48.43223	$103.31958	0
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
	2011	$24.25439	$25.22104	1,431
	2012	$25.22104	$28.69627	1,193
	2013	$28.69627	$28.73475	1,209
	2014	$28.73475	$36.59943	1,099
	2015	$36.59943	$36.70990	848
	2016	$36.70990	$38.49349	864
	2017	$38.49349	$38.97089	786
	2018	$38.97089	$35.29256	788
	2019	$35.29256	$41.21873	798
	2020	$41.21873	$33.62780	871
Putnam VT Global Equity Fund—Class IB
	2019	$10.00000	$11.03884	0
	2020	$11.03884	$11.95740	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$11.36252	$11.49193	2,211
	2012	$11.49193	$12.72632	2,184
	2013	$12.72632	$14.79023	2,141
	2014	$14.79023	$16.10923	2,083
	2015	$16.10923	$15.67388	2,057
	2016	$15.67388	$16.66099	381
	2017	$16.66099	$18.87082	386
	2018	$18.87082	$17.98619	371
	2019	$17.98619	$21.94974	343
	2020	$21.94974	$24.92921	311
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$15.61966	$15.30751	7,995
	2012	$15.30751	$17.20237	3,661
	2013	$17.20237	$20.22889	3,585
	2014	$20.22889	$21.78312	3,560
	2015	$21.78312	$21.47384	3,551
	2016	$21.47384	$22.55205	2,234
	2017	$22.55205	$25.59901	1,602
	2018	$25.59901	$23.36185	738
	2019	$23.36185	$26.92947	724
	2020	$26.92947	$29.76439	571
Putnam VT Global Health Care Fund—Class IB
	2011	$13.43630	$13.06738	8
	2012	$13.06738	$15.72262	8
	2013	$15.72262	$21.91934	8
	2014	$21.91934	$27.53376	8
	2015	$27.53376	$29.20583	7
	2016	$29.20583	$25.47983	7
	2017	$25.47983	$28.91269	7
	2018	$28.91269	$28.28222	0
	2019	$28.28222	$36.26465	0
	2020	$36.26465	$41.49842	0
Putnam VT Government Money Market Fund—Class IB
	2011	$10.24908	$10.08770	33,828
	2012	$10.08770	$9.92787	20,801
	2013	$9.92787	$9.77099	25,513
	2014	$9.77099	$9.61659	25,317
	2015	$9.61659	$9.46464	21,719
	2016	$9.46464	$9.31555	22,784
	2017	$9.31555	$9.19041	15,184
	2018	$9.19041	$9.15043	12,858
	2019	$9.15043	$9.14493	12,316
	2020	$9.14493	$9.01671	12,259

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05460	1,041
	2017	$10.05460	$12.95347	323
	2018	$12.95347	$13.05007	280
	2019	$13.05007	$17.56178	270
	2020	$17.56178	$23.97327	258
Putnam VT High Yield Fund—Class IB
	2011	$19.60638	$19.63394	6,639
	2012	$19.63394	$22.41417	5,623
	2013	$22.41417	$23.79046	5,416
	2014	$23.79046	$23.77705	5,419
	2015	$23.77705	$22.14660	5,142
	2016	$22.14660	$25.18430	2,150
	2017	$25.18430	$26.51545	1,102
	2018	$26.51545	$25.03118	863
	2019	$25.03118	$28.18014	803
	2020	$28.18014	$29.17650	458
Putnam VT Income Fund—Class IB
	2011	$13.48565	$13.93546	13,667
	2012	$13.93546	$15.18664	9,630
	2013	$15.18664	$15.22488	9,163
	2014	$15.22488	$15.95014	8,272
	2015	$15.95014	$15.46755	8,189
	2016	$15.46755	$15.52661	6,266
	2017	$15.52661	$16.13566	2,201
	2018	$16.13566	$15.91004	1,852
	2019	$15.91004	$17.51970	1,791
	2020	$17.51970	$18.22954	1,340
Putnam VT International Equity Fund—Class IB
	2011	$16.63045	$13.59484	4,340
	2012	$13.59484	$16.31020	3,328
	2013	$16.31020	$20.55662	3,064
	2014	$20.55662	$18.85861	3,157
	2015	$18.85861	$18.58475	3,086
	2016	$18.58475	$17.84133	1,906
	2017	$17.84133	$22.22610	1,752
	2018	$22.22610	$17.69079	1,843
	2019	$17.69079	$21.78916	1,764
	2020	$21.78916	$24.03692	1,491

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Equity Income Fund—Class IB
	2011	$14.16529	$14.20839	5,293
	2012	$14.20839	$16.68114	3,695
	2013	$16.68114	$21.73738	3,012
	2014	$21.73738	$24.10007	2,589
	2015	$24.10007	$22.99522	2,592
	2016	$22.99522	$25.71833	1,916
	2017	$25.71833	$30.06274	1,467
	2018	$30.06274	$27.07165	1,354
	2019	$27.07165	$34.74238	1,280
	2020	$34.74238	$36.17477	942
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$13.88922	$13.67468	774
	2012	$13.67468	$15.72152	774
	2013	$15.72152	$20.90600	774
	2014	$20.90600	$23.43605	774
	2015	$23.43605	$22.56125	774
	2016	$22.56125	$24.87944	0
	2017	$24.87944	$30.08233	0
	2018	$30.08233	$27.34232	0
	2019	$27.34232	$35.42004	0
	2020	$35.42004	$40.89733	0
Putnam VT Research Fund—Class IB
	2011	$14.13239	$13.66512	0
	2012	$13.66512	$15.85693	0
	2013	$15.85693	$20.81103	0
	2014	$20.81103	$23.52359	0
	2015	$23.52359	$22.79186	0
	2016	$22.79186	$24.69153	0
	2017	$24.69153	$29.97380	0
	2018	$29.97380	$28.10584	0
	2019	$28.10584	$36.85296	0
	2020	$36.85296	$43.49145	0
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$16.30093	$15.22683	1,713
	2012	$15.22683	$17.49551	1,712
	2013	$17.49551	$23.49150	1,712
	2014	$23.49150	$26.23653	1,711
	2015	$26.23653	$25.74456	1,710
	2016	$25.74456	$27.30979	655
	2017	$27.30979	$34.73185	541
	2018	$34.73185	$33.65566	168
	2019	$33.65566	$45.16358	168
	2020	$45.16358	$57.22292	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.40

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Templeton Developing Markets VIP Fund—Class 2
	2011	$38.04753	$31.50625	536
	2012	$31.50625	$35.08491	527
	2013	$35.08491	$34.20865	587
	2014	$34.20865	$30.83967	676
	2015	$30.83967	$24.39961	486
	2016	$24.39961	$28.20107	482
	2017	$28.20107	$38.97018	409
	2018	$38.97018	$32.29076	455
	2019	$32.29076	$40.26204	452
	2020	$40.26204	$46.43170	487
Templeton Foreign VIP Fund—Class 2
	2011	$19.76304	$17.38092	8,972
	2012	$17.38092	$20.22250	5,016
	2013	$20.22250	$24.47252	4,607
	2014	$24.47252	$21.40240	4,605
	2015	$21.40240	$19.69453	4,500
	2016	$19.69453	$20.77296	4,251
	2017	$20.77296	$23.85679	3,418
	2018	$23.85679	$19.85073	3,336
	2019	$19.85073	$21.98326	3,354
	2020	$21.98326	$21.38375	3,351

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.40% and an administrative expense charge of 0.19%.

XVII.

The following replaces ”Appendix I – Allstate Advisor Preferred Contracts with 5-Year Withdrawal Charge Option: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (With MAV Death Benefit Option).”

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
	2011	$10.15847	$9.69922	1,602
	2012	$9.69922	$11.06267	1,394
	2013	$11.06267	$14.22771	1,215
	2014	$14.22771	$15.60153	1,051
	2015	$15.60153	$15.38591	974
	2016	$15.38591	$16.27939	897
	2017	$16.27939	$19.44132	829
	2018	$19.44132	$17.82470	763
	2019	$17.82470	$22.98194	698
	2020	$22.98194	$29.39654	633
Fidelity® VIP Freedom 2010 PortfolioSM—Service Class 2
	2011	$10.99968	$10.75704	1,655
	2012	$10.75704	$11.78770	1,440
	2013	$11.78770	$13.10444	1,255
	2014	$13.10444	$13.41186	1,086
	2015	$13.41186	$13.10191	1,006
	2016	$13.10191	$13.54106	927
	2017	$13.54106	$15.00194	856
	2018	$15.00194	$14.10493	788
	2019	$14.10493	$16.03517	721
	2020	$16.03517	$17.67688	654
Fidelity® VIP Freedom 2020 PortfolioSM—Service Class 2
	2011	$10.58431	$10.26617	0
	2012	$10.26617	$11.39978	0
	2013	$11.39978	$12.94622	0
	2014	$12.94622	$13.29875	0
	2015	$13.29875	$13.00076	0
	2016	$13.00076	$13.50962	0
	2017	$13.50962	$15.42673	0
	2018	$15.42673	$14.22914	0
	2019	$14.22914	$16.75344	0
	2020	$16.75344	$18.87690	0
Fidelity® VIP Freedom 2030 PortfolioSM—Service Class 2
	2011	$10.18383	$9.71892	4,194
	2012	$9.71892	$10.99361	3,608
	2013	$10.99361	$13.10835	0
	2014	$13.10835	$13.48435	0
	2015	$13.48435	$13.17284	0
	2016	$13.17284	$13.76234	0
	2017	$13.76234	$16.31462	0
	2018	$16.31462	$14.73140	0
	2019	$14.73140	$17.95730	0
	2020	$17.95730	$20.57235	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP Freedom Income PortfolioSM—Service Class 2
	2011	$11.18311	$11.13598	0
	2012	$11.13598	$11.62052	0
	2013	$11.62052	$12.00699	0
	2014	$12.00699	$12.20929	0
	2015	$12.20929	$11.92243	0
	2016	$11.92243	$12.19811	0
	2017	$12.19811	$12.98231	0
	2018	$12.98231	$12.45945	0
	2019	$12.45945	$13.66091	0
	2020	$13.66091	$14.79728	0
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
	2016	$18.73345	$17.94103	0
	2017	$17.94103	$23.64427	0
	2018	$23.64427	$26.05528	0
	2019	$26.05528	$35.95333	0
	2020	$35.95333	$59.40682	0
Fidelity® VIP Index 500 Portfolio—Service Class 2
	2016	$10.00000	$17.14232	0
	2017	$17.14232	$20.44149	0
	2018	$20.44149	$19.12504	0
	2019	$19.12504	$24.61069	0
	2020	$24.61069	$28.50950	0
Fidelity® VIP Mid Cap Portfolio—Service Class 2
	2016	$10.00000	$16.69525	0
	2017	$16.69525	$19.76568	0
	2018	$19.76568	$16.54344	0
	2019	$16.54344	$20.01340	0
	2020	$20.01340	$23.16843	0
Franklin Growth and Income VIP Fund—Class 2
	2011	$14.55345	$14.63738	2,512
	2012	$14.63738	$16.13301	2,501
	2013	$16.13301	$20.53507	2,490
	2014	$20.53507	$22.00998	2,481
	2015	$22.00998	$21.41946	2,473
	2016	$21.41946	$23.48210	2,463
	2017	$23.48210	$26.72084	2,455
	2018	$26.72084	$25.03968	2,455
	2019	$25.03968	$30.90294	2,455
	2020	$30.90294	$32.02715	2,455

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Income VIP Fund—Class 2
	2011	$13.49309	$13.56805	8,149
	2012	$13.56805	$15.01054	6,853
	2013	$15.01054	$16.79712	5,436
	2014	$16.79712	$17.25791	5,082
	2015	$17.25791	$15.75331	4,916
	2016	$15.75331	$17.64185	4,737
	2017	$17.64185	$19.00386	4,584
	2018	$19.00386	$17.85965	4,408
	2019	$17.85965	$20.35793	4,237
	2020	$20.35793	$20.13340	4,067
Franklin Large Cap Growth VIP Fund—Class 2
	2011	$10.65152	$10.30368	6,718
	2012	$10.30368	$11.37069	5,057
	2013	$11.37069	$14.36497	4,594
	2014	$14.36497	$15.86581	4,577
	2015	$15.86581	$16.45811	4,561
	2016	$16.45811	$15.87458	4,544
	2017	$15.87458	$19.97453	4,529
	2018	$19.97453	$19.32826	4,526
	2019	$19.32826	$25.54758	4,523
	2020	$25.54758	$36.29169	4,520
Franklin Mutual Global Discovery VIP Fund—Class 2
	2016	$10.00000	$16.27520	0
	2017	$16.27520	$17.35984	0
	2018	$17.35984	$15.13586	0
	2019	$15.13586	$18.48839	0
	2020	$18.48839	$17.34800	0
Franklin Mutual Shares VIP Fund—Class 2
	2011	$15.03664	$14.61412	11,687
	2012	$14.61412	$16.39622	10,653
	2013	$16.39622	$20.65374	10,150
	2014	$20.65374	$21.72868	9,671
	2015	$21.72868	$20.28622	9,707
	2016	$20.28622	$23.12355	9,198
	2017	$23.12355	$24.60773	9,685
	2018	$24.60773	$21.97514	9,232
	2019	$21.97514	$26.45493	9,516
	2020	$26.45493	$24.67225	11,098

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Small Cap Value VIP Fund—Class 2
	2011	$21.88684	$20.68751	6,894
	2012	$20.68751	$24.05215	6,336
	2013	$24.05215	$32.18202	5,094
	2014	$32.18202	$31.78634	5,315
	2015	$31.78634	$28.91125	5,534
	2016	$28.91125	$36.96719	4,845
	2017	$36.96719	$40.17653	5,067
	2018	$40.17653	$34.37494	5,180
	2019	$34.37494	$42.65725	5,383
	2020	$42.65725	$44.07011	5,763
Franklin U.S. Government Securities VIP Fund—Class 2
	2011	$12.18327	$12.64551	2,857
	2012	$12.64551	$12.65292	2,635
	2013	$12.65292	$12.14826	2,442
	2014	$12.14826	$12.33455	2,267
	2015	$12.33455	$12.17124	2,184
	2016	$12.17124	$12.03331	2,101
	2017	$12.03331	$11.97730	2,027
	2018	$11.97730	$11.80209	1,915
	2019	$11.80209	$12.19778	1,811
	2020	$12.19778	$12.43918	1,704
Invesco Oppenheimer V.I. Capital Appreciation Fund—Series II
	2011	$12.68200	$12.28431	18,876
	2012	$12.28431	$13.72957	18,645
	2013	$13.72957	$17.45203	18,718
	2014	$17.45203	$19.73251	17,558
	2015	$19.73251	$20.01259	17,021
	2016	$20.01259	$19.17786	18,514
	2017	$19.17786	$23.82893	17,555
	2018	$23.82893	$22.00767	17,476
	2019	$22.00767	$29.36329	16,587
	2020	$29.36329	$39.29118	14,228
Invesco V.I. American Franchise Fund—Series II
	2011	$14.34599	$13.18932	428
	2012	$13.18932	$14.68801	426
	2013	$14.68801	$20.16582	0
	2014	$20.16582	$21.42264	0
	2015	$21.42264	$22.03855	0
	2016	$22.03855	$22.08171	0
	2017	$22.08171	$27.55049	0
	2018	$27.55049	$26.00355	0
	2019	$26.00355	$34.84289	0
	2020	$34.84289	$48.59369	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Value Fund—Series I
	2011	$14.79722	$14.66687	616
	2012	$14.66687	$16.89652	597
	2013	$16.89652	$22.28051	573
	2014	$22.28051	$24.01533	548
	2015	$24.01533	$21.43266	523
	2016	$21.43266	$24.31153	470
	2017	$24.31153	$26.25773	448
	2018	$26.25773	$22.52495	0
	2019	$22.52495	$27.65964	0
	2020	$27.65964	$27.47089	0
Invesco V.I. American Value Fund—Series II
	2011	$14.69900	$14.55572	413
	2012	$14.55572	$16.73548	413
	2013	$16.73548	$22.01322	413
	2014	$22.01322	$23.66824	413
	2015	$23.66824	$21.06898	413
	2016	$21.06898	$23.84200	413
	2017	$23.84200	$25.68476	413
	2018	$25.68476	$21.97834	394
	2019	$21.97834	$26.92024	379
	2020	$26.92024	$26.66643	362
Invesco V.I. Comstock Fund, Series II
	2011	$11.43924	$10.99805	20,071
	2012	$10.99805	$12.84476	18,753
	2013	$12.84476	$17.11253	16,811
	2014	$17.11253	$18.33567	16,622
	2015	$18.33567	$16.89191	17,491
	2016	$16.89191	$19.40863	16,730
	2017	$19.40863	$22.41354	17,176
	2018	$22.41354	$19.28916	17,031
	2019	$19.28916	$23.67012	18,116
	2020	$23.67012	$22.99466	20,673
Invesco Oppenheimer V.I. Conservative Balanced Fund—Series II
	2011	$11.64489	$11.48077	14,260
	2012	$11.48077	$12.63960	15,154
	2013	$12.63960	$14.00650	16,660
	2014	$14.00650	$14.85850	16,274
	2015	$14.85850	$14.67528	15,574
	2016	$14.67528	$15.12850	15,866
	2017	$15.12850	$16.18873	17,100
	2018	$16.18873	$15.01873	17,751
	2019	$15.01873	$17.29030	18,216
	2020	$17.29030	$19.45921	18,243

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Total Return Bond Fund—Series II
	2011	$7.49270	$7.94240	0
	2012	$7.94240	$8.59344	0
	2013	$8.59344	$8.40754	0
	2014	$8.40754	$8.82889	0
	2015	$8.82889	$8.73188	0
	2016	$8.73188	$8.83773	0
	2017	$8.83773	$9.06039	0
	2018	$9.06039	$8.78126	0
	2019	$8.78126	$9.42252	0
	2020	$9.42252	$10.12697	0
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2011	$13.58851	$13.45735	8,384
	2012	$13.45735	$15.35225	8,452
	2013	$15.35225	$20.44898	7,431
	2014	$20.44898	$21.19239	7,613
	2015	$21.19239	$22.13417	7,153
	2016	$22.13417	$22.19104	7,282
	2017	$22.19104	$27.99787	6,821
	2018	$27.99787	$25.76202	6,928
	2019	$25.76202	$35.17270	6,288
	2020	$35.17270	$48.44692	5,474
Invesco V.I. Equity and Income Fund, Series II
	2011	$13.02791	$12.62889	3,003
	2012	$12.62889	$13.93871	2,990
	2013	$13.93871	$17.09597	2,978
	2014	$17.09597	$18.26197	2,968
	2015	$18.26197	$17.47139	2,957
	2016	$17.47139	$19.70524	2,947
	2017	$19.70524	$21.44077	2,938
	2018	$21.44077	$19.00773	2,930
	2019	$19.00773	$22.40416	2,922
	2020	$22.40416	$24.12793	2,914
Invesco Oppenheimer V.I. Global Fund—Series II
	2011	$20.37969	$18.30877	0
	2012	$18.30877	$21.74736	0
	2013	$21.74736	$27.12309	0
	2014	$27.12309	$27.18524	0
	2015	$27.18524	$27.67908	0
	2016	$27.67908	$27.14226	0
	2017	$27.14226	$36.34173	0
	2018	$36.34173	$30.90944	0
	2019	$30.90944	$39.90690	0
	2020	$39.90690	$49.90983	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Global Strategic Income Fund—Series II
	2011	$16.23183	$16.04550	4,357
	2012	$16.04550	$17.82966	3,565
	2013	$17.82966	$17.44624	2,691
	2014	$17.44624	$17.56085	2,684
	2015	$17.56085	$16.81673	2,677
	2016	$16.81673	$17.55131	2,670
	2017	$17.55131	$18.27939	2,664
	2018	$18.27939	$17.13658	2,617
	2019	$17.13658	$18.61600	2,581
	2020	$18.61600	$18.83087	2,542
Invesco V.I. Growth and Income Fund, Series II
	2011	$16.54273	$15.87974	885
	2012	$15.87974	$17.83239	189
	2013	$17.83239	$23.42719	0
	2014	$23.42719	$25.30066	0
	2015	$25.30066	$24.02454	0
	2016	$24.02454	$28.18029	0
	2017	$28.18029	$31.56375	0
	2018	$31.56375	$26.78427	0
	2019	$26.78427	$32.84347	0
	2020	$32.84347	$32.85402	0
Invesco Oppenheimer V.I. Main Street Fund®—Series II
	2011	$13.97817	$13.68530	2,849
	2012	$13.68530	$15.67206	1,474
	2013	$15.67206	$20.23060	1,135
	2014	$20.23060	$21.93493	1,116
	2015	$21.93493	$22.21159	1,097
	2016	$22.21159	$24.27987	1,058
	2017	$24.27987	$27.81484	1,041
	2018	$27.81484	$25.10388	674
	2019	$25.10388	$32.48127	648
	2020	$32.48127	$36.27025	619
Invesco Oppenheimer V.I. Main Street Small Cap Fund®—Series II
	2011	$19.95577	$19.13222	899
	2012	$19.13222	$22.10905	573
	2013	$22.10905	$30.53430	489
	2014	$30.53430	$33.48271	479
	2015	$33.48271	$30.87947	470
	2016	$30.87947	$35.68797	451
	2017	$35.68797	$39.92852	443
	2018	$39.92852	$35.07952	268
	2019	$35.07952	$43.45765	257
	2020	$43.45765	$51.06349	246

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio
	2011	$13.59708	$13.93958	2,161
	2012	$13.93958	$15.40526	1,132
	2013	$15.40526	$16.36600	0
	2014	$16.36600	$16.77171	0
	2015	$16.77171	$16.21931	0
	2016	$16.21931	$17.86273	0
	2017	$17.86273	$19.16086	0
	2018	$19.16086	$18.06082	0
	2019	$18.06082	$20.10749	0
	2020	$20.10749	$21.19119	0
Lord Abbett Series Fund, Inc.—Fundamental Equity Portfolio
	2011	$13.69591	$12.84734	0
	2012	$12.84734	$13.95190	0
	2013	$13.95190	$18.60205	0
	2014	$18.60205	$19.57374	0
	2015	$19.57374	$18.56137	0
	2016	$18.56137	$21.10031	0
	2017	$21.10031	$23.33085	0
	2018	$23.33085	$21.04340	0
	2019	$21.04340	$25.11471	0
	2020	$25.11471	$25.10389	0
Lord Abbett Series Fund, Inc.—Growth and Income Portfolio
	2011	$10.86248	$10.01971	0
	2012	$10.01971	$11.02936	0
	2013	$11.02936	$14.72054	0
	2014	$14.72054	$15.56338	0
	2015	$15.56338	$14.84716	0
	2016	$14.84716	$17.07768	0
	2017	$17.07768	$19.01821	0
	2018	$19.01821	$17.15578	0
	2019	$17.15578	$20.63973	0
	2020	$20.63973	$20.81811	0
Lord Abbett Series Fund, Inc.—Growth Opportunities Portfolio
	2011	$15.11853	$13.35644	1,600
	2012	$13.35644	$14.96649	977
	2013	$14.96649	$20.14876	0
	2014	$20.14876	$20.98910	0
	2015	$20.98910	$21.17465	0
	2016	$21.17465	$21.05315	0
	2017	$21.05315	$25.41589	0
	2018	$25.41589	$24.23869	0
	2019	$24.23869	$32.46394	0
	2020	$32.46394	$44.44084	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Mid Cap Stock Portfolio
	2011	$11.74127	$11.06885	8,572
	2012	$11.06885	$12.45135	7,066
	2013	$12.45135	$15.93622	5,226
	2014	$15.93622	$17.45519	5,207
	2015	$17.45519	$16.49349	5,189
	2016	$16.49349	$18.85484	5,169
	2017	$18.85484	$19.78415	5,153
	2018	$19.78415	$16.50731	5,147
	2019	$16.50731	$19.88366	5,142
	2020	$19.88366	$20.01639	5,137
Morgan Stanley VIF Discovery Portfolio—Class II
	2011	$12.39801	$11.30282	0
	2012	$11.30282	$12.04231	0
	2013	$12.04231	$16.26005	0
	2014	$16.26005	$16.26295	0
	2015	$16.26295	$15.01509	0
	2016	$15.01509	$13.44304	0
	2017	$13.44304	$18.30022	0
	2018	$18.30022	$19.86366	0
	2019	$19.86366	$27.30640	0
	2020	$27.30640	$67.59907	0
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class II
	2011	$21.60500	$22.68009	0
	2012	$22.68009	$26.25479	0
	2013	$26.25479	$23.52693	0
	2014	$23.52693	$23.77364	0
	2015	$23.77364	$23.07363	0
	2016	$23.07363	$25.05954	0
	2017	$25.05954	$26.97263	0
	2018	$26.97263	$24.62267	0
	2019	$24.62267	$27.61008	0
	2020	$27.61008	$28.61792	0
Morgan Stanley VIF Global Franchise Portfolio—Class II
	2011	$15.58588	$16.69277	10,954
	2012	$16.69277	$18.94912	10,731
	2013	$18.94912	$22.26903	11,517
	2014	$22.26903	$22.85688	11,835
	2015	$22.85688	$23.83998	11,374
	2016	$23.83998	$24.68345	11,779
	2017	$24.68345	$30.48707	11,127
	2018	$30.48707	$29.41043	10,692
	2019	$29.41043	$37.41535	10,529
	2020	$37.41535	$41.60131	10,634

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Growth Portfolio—Class I
	2011	$14.63817	$13.97435	0
	2012	$13.97435	$15.69666	0
	2013	$15.69666	$22.82677	0
	2014	$22.82677	$23.84414	0
	2015	$23.84414	$26.28351	0
	2016	$26.28351	$25.39198	0
	2017	$25.39198	$35.70115	0
	2018	$35.70115	$37.70379	0
	2019	$37.70379	$48.80933	0
	2020	$48.80933	$104.17844	0
Morgan Stanley VIF Growth Portfolio—Class II
	2016	$10.00000	$24.58157	0
	2017	$24.58157	$34.48291	0
	2018	$34.48291	$36.33537	0
	2019	$36.33537	$46.91721	0
	2020	$46.91721	$99.88791	0
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
	2011	$23.85902	$24.75963	631
	2012	$24.75963	$28.11392	626
	2013	$28.11392	$28.09440	514
	2014	$28.09440	$35.71119	514
	2015	$35.71119	$35.74620	514
	2016	$35.74620	$37.40706	514
	2017	$37.40706	$37.79518	514
	2018	$37.79518	$34.15893	491
	2019	$34.15893	$39.81497	471
	2020	$39.81497	$32.41751	450
Putnam VT Global Equity Fund—Class IB
	2019	$10.00000	$11.02662	0
	2020	$11.02662	$11.92027	0
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$11.17733	$11.28170	3,277
	2012	$11.28170	$12.46807	3,184
	2013	$12.46807	$14.46066	3,094
	2014	$14.46066	$15.71826	2,519
	2015	$15.71826	$15.26239	1,969
	2016	$15.26239	$16.19071	1,962
	2017	$16.19071	$18.30146	1,955
	2018	$18.30146	$17.40843	1,949
	2019	$17.40843	$21.20218	1,943
	2020	$21.20218	$24.03202	1,937

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$15.36512	$15.02754	844
	2012	$15.02754	$16.85335	813
	2013	$16.85335	$19.77821	0
	2014	$19.77821	$21.25454	0
	2015	$21.25454	$20.91018	0
	2016	$20.91018	$21.91559	0
	2017	$21.91559	$24.82679	0
	2018	$24.82679	$22.61154	0
	2019	$22.61154	$26.01244	0
	2020	$26.01244	$28.69335	0
Putnam VT Global Health Care Fund—Class IB
	2016	$10.00000	$24.76074	0
	2017	$24.76074	$28.04048	0
	2018	$28.04048	$27.37382	0
	2019	$27.37382	$35.02970	0
	2020	$35.02970	$40.00508	0
Putnam VT Government Money Market Fund—Class IB
	2011	$10.08203	$9.90316	9,897
	2012	$9.90316	$9.72639	9,120
	2013	$9.72639	$9.55324	8,870
	2014	$9.55324	$9.38318	8,833
	2015	$9.38318	$9.21614	8,762
	2016	$9.21614	$9.05258	1,761
	2017	$9.05258	$8.91310	2,342
	2018	$8.91310	$8.85647	1,751
	2019	$8.85647	$8.83347	1,776
	2020	$8.83347	$8.69220	1,769
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05226	0
	2017	$10.05226	$12.92454	0
	2018	$12.92454	$12.99473	0
	2019	$12.99473	$17.45234	0
	2020	$17.45234	$23.77627	0
Putnam VT High Yield Fund—Class IB
	2011	$19.28696	$19.27492	3,096
	2012	$19.27492	$21.95950	2,964
	2013	$21.95950	$23.26051	2,839
	2014	$23.26051	$23.20017	2,166
	2015	$23.20017	$21.56535	1,447
	2016	$21.56535	$24.47363	1,405
	2017	$24.47363	$25.71564	1,385
	2018	$25.71564	$24.22733	1,051
	2019	$24.22733	$27.22063	1,048
	2020	$27.22063	$28.12670	1,046

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Income Fund—Class IB
	2011	$13.26588	$13.68059	2,275
	2012	$13.68059	$14.87853	1,668
	2013	$14.87853	$14.88567	582
	2014	$14.88567	$15.56309	575
	2015	$15.56309	$15.06154	565
	2016	$15.06154	$15.08843	580
	2017	$15.08843	$15.64891	593
	2018	$15.64891	$15.39906	580
	2019	$15.39906	$16.92312	585
	2020	$16.92312	$17.57356	574
Putnam VT International Equity Fund—Class IB
	2011	$16.35944	$13.34613	797
	2012	$13.34613	$15.97922	333
	2013	$15.97922	$20.09859	0
	2014	$20.09859	$18.40093	0
	2015	$18.40093	$18.09685	0
	2016	$18.09685	$17.33773	0
	2017	$17.33773	$21.55551	0
	2018	$21.55551	$17.12250	0
	2019	$17.12250	$21.04703	0
	2020	$21.04703	$23.17179	0
Putnam VT Equity Income Fund—Class IB
	2011	$13.93439	$13.94844	1,738
	2012	$13.94844	$16.34260	1,289
	2013	$16.34260	$21.25299	787
	2014	$21.25299	$23.51517	784
	2015	$23.51517	$22.39152	782
	2016	$22.39152	$24.99240	779
	2017	$24.99240	$29.15573	840
	2018	$29.15573	$26.20205	842
	2019	$26.20205	$33.55916	830
	2020	$33.55916	$34.87285	827
Putnam VT Multi-Cap Core Fund—Class IB
	2016	$10.00000	$24.17725	0
	2017	$24.17725	$29.17479	0
	2018	$29.17479	$26.46408	0
	2019	$26.46408	$34.21383	0
	2020	$34.21383	$39.42560	0
Putnam VT Research Fund—Class IB
	2016	$10.00000	$23.99461	0
	2017	$23.99461	$29.06950	0
	2018	$29.06950	$27.20304	0
	2019	$27.20304	$35.59787	0
	2020	$35.59787	$41.92628	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$16.03527	$14.94829	0
	2012	$14.94829	$17.14049	0
	2013	$17.14049	$22.96807	0
	2014	$22.96807	$25.59982	0
	2015	$25.59982	$25.06871	0
	2016	$25.06871	$26.53898	0
	2017	$26.53898	$33.68404	0
	2018	$33.68404	$32.57463	0
	2019	$32.57463	$43.62550	0
	2020	$43.62550	$55.16366	0
Templeton Developing Markets VIP Fund—Class 2
	2011	$37.42770	$30.93008	1,023
	2012	$30.93008	$34.37313	658
	2013	$34.37313	$33.44653	595
	2014	$33.44653	$30.09128	536
	2015	$30.09128	$23.75904	503
	2016	$23.75904	$27.40508	459
	2017	$27.40508	$37.79451	429
	2018	$37.79451	$31.25354	225
	2019	$31.25354	$38.89085	206
	2020	$38.89085	$44.76063	187
Templeton Foreign VIP Fund—Class 2
	2011	$19.44102	$17.06299	2,767
	2012	$17.06299	$19.81217	2,108
	2013	$19.81217	$23.92726	1,932
	2014	$23.92726	$20.88298	1,927
	2015	$20.88298	$19.17748	1,923
	2016	$19.17748	$20.18660	1,918
	2017	$20.18660	$23.13700	1,913
	2018	$23.13700	$19.21304	1,886
	2019	$19.21304	$21.23451	1,864
	2020	$21.23451	$20.61411	1,839

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60% and an administrative expense charge of 0.19%.

XVIII.

The following replaces ”Appendix I – Allstate Advisor Preferred Contracts with 3-Year Withdrawal Charge Option: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (Basic Contract).”

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
	2011	$10.20692	$9.75538	33,266
	2012	$9.75538	$11.13807	26,239
	2013	$11.13807	$14.33925	21,287
	2014	$14.33925	$15.73986	19,469
	2015	$15.73986	$15.53813	22,676
	2016	$15.53813	$16.45714	15,109
	2017	$16.45714	$19.67310	14,060
	2018	$19.67310	$18.05515	14,267
	2019	$18.05515	$23.30207	11,289
	2020	$23.30207	$29.83545	10,574
Fidelity® VIP Freedom 2010 PortfolioSM—Service Class 2
	2011	$11.05215	$10.81932	686
	2012	$10.81932	$11.86806	632
	2013	$11.86806	$13.20721	0
	2014	$13.20721	$13.53079	0
	2015	$13.53079	$13.23157	0
	2016	$13.23157	$13.68895	0
	2017	$13.68895	$15.18083	0
	2018	$15.18083	$14.28731	0
	2019	$14.28731	$16.25856	0
	2020	$16.25856	$17.94084	0
Fidelity® VIP Freedom 2020 PortfolioSM—Service Class 2
	2011	$10.63482	$10.32565	0
	2012	$10.32565	$11.47754	0
	2013	$11.47754	$13.04779	0
	2014	$13.04779	$13.41675	0
	2015	$13.41675	$13.12946	0
	2016	$13.12946	$13.65721	0
	2017	$13.65721	$15.61073	0
	2018	$15.61073	$14.41317	0
	2019	$14.41317	$16.98687	0
	2020	$16.98687	$19.15883	0
Fidelity® VIP Freedom 2030 PortfolioSM—Service Class 2
	2016	$10.00000	$13.91266	0
	2017	$13.91266	$16.50918	0
	2018	$16.50918	$14.92189	0
	2019	$14.92189	$18.20747	0
	2020	$18.20747	$20.87955	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP Freedom Income PortfolioSM—Service Class 2
	2011	$10.00000	$11.20047	25,245
	2012	$11.20047	$11.69976	10,184
	2013	$11.69976	$12.10118	0
	2014	$12.10118	$12.31761	0
	2015	$12.31761	$12.04044	0
	2016	$12.04044	$12.33135	0
	2017	$12.33135	$13.13714	0
	2018	$13.13714	$12.62057	0
	2019	$12.62057	$13.85122	0
	2020	$13.85122	$15.01824	0
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
	2015	$18.90556	$18.43618	0
	2016	$18.43618	$18.13693	0
	2017	$18.13693	$23.92616	0
	2018	$23.92616	$26.39212	0
	2019	$26.39212	$36.45409	0
	2020	$36.45409	$60.29365	0
Fidelity® VIP Index 500 Portfolio—Service Class 2
	2011	$9.67591	$9.68245	176
	2012	$9.68245	$11.00635	646
	2013	$11.00635	$14.27312	472
	2014	$14.27312	$15.89653	4,517
	2015	$15.89653	$15.79706	5,134
	2016	$15.79706	$17.32959	4,352
	2017	$17.32959	$20.68530	159
	2018	$20.68530	$19.37238	104
	2019	$19.37238	$24.95360	12,172
	2020	$24.95360	$28.93529	12,129
Fidelity® VIP Mid Cap Portfolio—Service Class 2
	2011	$11.54001	$10.11404	8,982
	2012	$10.11404	$11.39064	8,579
	2013	$11.39064	$15.21500	8,138
	2014	$15.21500	$15.86007	9,224
	2015	$15.86007	$15.33807	5,479
	2016	$15.33807	$16.87755	3,999
	2017	$16.87755	$20.00133	3,820
	2018	$20.00133	$16.75731	2,375
	2019	$16.75731	$20.29216	2,310
	2020	$20.29216	$23.51434	2,268

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Growth and Income VIP Fund—Class 2
	2011	$14.67154	$14.77114	18,996
	2012	$14.77114	$16.29705	16,191
	2013	$16.29705	$20.76499	12,911
	2014	$20.76499	$22.27908	11,414
	2015	$22.27908	$21.70343	6,326
	2016	$21.70343	$23.81757	4,992
	2017	$23.81757	$27.12946	3,218
	2018	$27.12946	$25.44786	2,742
	2019	$25.44786	$31.43770	2,550
	2020	$31.43770	$32.61355	2,402
Franklin Income VIP Fund—Class 2
	2011	$13.58499	$13.67434	129,070
	2012	$13.67434	$15.14354	101,371
	2013	$15.14354	$16.96321	86,392
	2014	$16.96321	$17.44629	69,802
	2015	$17.44629	$15.94148	62,193
	2016	$15.94148	$17.87070	57,383
	2017	$17.87070	$19.26950	52,812
	2018	$19.26950	$18.12729	48,306
	2019	$18.12729	$20.68341	46,696
	2020	$20.68341	$20.47550	40,480
Franklin Large Cap Growth VIP Fund—Class 2
	2011	$10.71946	$10.37994	79,962
	2012	$10.37994	$11.46653	68,102
	2013	$11.46653	$14.50079	59,467
	2014	$14.50079	$16.03213	50,745
	2015	$16.03213	$16.64757	23,682
	2016	$16.64757	$16.07364	22,320
	2017	$16.07364	$20.24506	19,171
	2018	$20.24506	$19.60949	17,639
	2019	$19.60949	$25.94491	15,340
	2020	$25.94491	$36.89248	12,425
Franklin Mutual Global Discovery VIP Fund—Class 2
	2011	$11.36234	$10.84008	13,680
	2012	$10.84008	$12.07997	6,763
	2013	$12.07997	$15.15553	6,025
	2014	$15.15553	$15.74994	6,822
	2015	$15.74994	$14.91855	5,098
	2016	$14.91855	$16.45296	4,524
	2017	$16.45296	$17.56686	4,026
	2018	$17.56686	$15.33159	2,323
	2019	$15.33159	$18.74597	2,040
	2020	$18.74597	$17.60711	2,033

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Mutual Shares VIP Fund—Class 2
	2011	$15.15863	$14.74765	74,821
	2012	$14.74765	$16.56293	62,213
	2013	$16.56293	$20.88495	52,457
	2014	$20.88495	$21.99430	37,991
	2015	$21.99430	$20.55513	26,268
	2016	$20.55513	$23.45387	20,780
	2017	$23.45387	$24.98402	14,957
	2018	$24.98402	$22.33335	12,886
	2019	$22.33335	$26.91272	12,435
	2020	$26.91272	$25.12401	12,469
Franklin Small Cap Value VIP Fund—Class 2
	2011	$22.06448	$20.87662	20,967
	2012	$20.87662	$24.29680	18,539
	2013	$24.29680	$32.54242	14,604
	2014	$32.54242	$32.17507	8,683
	2015	$32.17507	$29.29462	6,065
	2016	$29.29462	$37.49540	6,980
	2017	$37.49540	$40.79104	3,300
	2018	$40.79104	$34.93542	3,066
	2019	$34.93542	$43.39559	2,746
	2020	$43.39559	$44.87719	2,677
Franklin U.S. Government Securities VIP Fund—Class 2
	2011	$12.26620	$12.74451	5,512
	2012	$12.74451	$12.76500	5,725
	2013	$12.76500	$12.26836	3,904
	2014	$12.26836	$12.46917	3,708
	2015	$12.46917	$12.31661	3,671
	2016	$12.31661	$12.18939	3,221
	2017	$12.18939	$12.14470	2,628
	2018	$12.14470	$11.97892	2,618
	2019	$11.97892	$12.39278	2,606
	2020	$12.39278	$12.65052	2,590
Invesco Oppenheimer V.I. Capital Appreciation Fund—Series II
	2011	$12.78134	$12.39311	37,799
	2012	$12.39311	$13.86532	34,318
	2013	$13.86532	$17.64251	10,826
	2014	$17.64251	$19.96819	9,521
	2015	$19.96819	$20.27224	6,936
	2016	$20.27224	$19.44640	6,116
	2017	$19.44640	$24.18656	5,773
	2018	$24.18656	$22.36016	4,687
	2019	$22.36016	$29.86307	4,400
	2020	$29.86307	$39.99937	3,875

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Franchise Fund—Series II
	2011	$14.46239	$13.30986	7,781
	2012	$13.30986	$14.83738	7,012
	2013	$14.83738	$20.39162	3,107
	2014	$20.39162	$21.68457	3,112
	2015	$21.68457	$22.33074	2,863
	2016	$22.33074	$22.39719	1,677
	2017	$22.39719	$27.97181	1,681
	2018	$27.97181	$26.42746	1,684
	2019	$26.42746	$35.44587	536
	2020	$35.44587	$49.48342	538
Invesco V.I. American Value Fund—Series I
	2011	$14.89801	$14.78177	3,581
	2012	$14.78177	$17.04627	2,557
	2013	$17.04627	$22.50086	2,036
	2014	$22.50086	$24.27752	1,908
	2015	$24.27752	$21.68872	927
	2016	$21.68872	$24.62699	3,386
	2017	$24.62699	$26.62484	681
	2018	$26.62484	$22.86258	576
	2019	$22.86258	$28.10195	317
	2020	$28.10195	$27.93776	324
Invesco V.I. American Value Fund—Series II
	2011	$14.79910	$14.66975	13,179
	2012	$14.66975	$16.88380	11,564
	2013	$16.88380	$22.23092	10,160
	2014	$22.23092	$23.92663	9,123
	2015	$23.92663	$21.32070	4,622
	2016	$21.32070	$24.15135	3,896
	2017	$24.15135	$26.04383	3,492
	2018	$26.04383	$22.30775	3,665
	2019	$22.30775	$27.35070	3,420
	2020	$27.35070	$27.11960	3,975
Invesco V.I. Comstock Fund, Series II
	2011	$11.51717	$11.08421	33,338
	2012	$11.08421	$12.95860	26,443
	2013	$12.95860	$17.28177	18,383
	2014	$17.28177	$18.53587	17,147
	2015	$18.53587	$17.09375	15,556
	2016	$17.09375	$19.66048	13,892
	2017	$19.66048	$22.72690	11,719
	2018	$22.72690	$19.57827	10,676
	2019	$19.57827	$24.04861	10,246
	2020	$24.04861	$23.38543	10,168

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Conservative Balanced Fund—Series II
	2011	$11.73937	$11.58568	22,418
	2012	$11.58568	$12.76812	8,614
	2013	$12.76812	$14.16333	8,117
	2014	$14.16333	$15.04017	6,386
	2015	$15.04017	$14.86982	3,214
	2016	$14.86982	$15.34462	2,948
	2017	$15.34462	$16.43630	2,869
	2018	$16.43630	$15.26356	2,515
	2019	$15.26356	$17.58953	2,380
	2020	$17.58953	$19.81552	1,952
Invesco Oppenheimer V.I. Total Return Bond Fund—Series II
	2011	$7.54049	$8.00118	87,707
	2012	$8.00118	$8.66588	71,774
	2013	$8.66588	$8.48704	80,894
	2014	$8.48704	$8.92146	73,202
	2015	$8.92146	$8.83241	35,595
	2016	$8.83241	$8.94854	31,611
	2017	$8.94854	$9.18310	33,364
	2018	$9.18310	$8.90904	31,863
	2019	$8.90904	$9.56907	32,744
	2020	$9.56907	$10.29465	36,256
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2011	$13.69879	$13.58035	8,591
	2012	$13.58035	$15.50839	7,159
	2013	$15.50839	$20.67796	3,038
	2014	$20.67796	$21.45153	2,765
	2015	$21.45153	$22.42764	1,484
	2016	$22.42764	$22.50811	1,158
	2017	$22.50811	$28.42608	830
	2018	$28.42608	$26.18204	1,981
	2019	$26.18204	$35.78144	531
	2020	$35.78144	$49.33408	1,012
Invesco V.I. Equity and Income Fund, Series II
	2011	$13.11665	$12.72782	6,212
	2012	$12.72782	$14.06224	5,947
	2013	$14.06224	$17.26504	4,922
	2014	$17.26504	$18.46133	4,655
	2015	$18.46133	$17.68012	3,442
	2016	$17.68012	$19.96091	2,525
	2017	$19.96091	$21.74050	2,341
	2018	$21.74050	$19.29261	1,978
	2019	$19.29261	$22.76239	887
	2020	$22.76239	$24.53795	831

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Global Fund—Series II
	2011	$20.54510	$18.47614	2,729
	2012	$18.47614	$21.96854	1,959
	2013	$21.96854	$27.42681	1,660
	2014	$27.42681	$27.51765	1,153
	2015	$27.51765	$28.04605	353
	2016	$28.04605	$27.53005	214
	2017	$27.53005	$36.89751	211
	2018	$36.89751	$31.41335	161
	2019	$31.41335	$40.59754	392
	2020	$40.59754	$50.82374	377
Invesco Oppenheimer V.I. Global Strategic Income Fund—Series II
	2011	$16.36355	$16.19214	46,719
	2012	$16.19214	$18.01097	46,850
	2013	$18.01097	$17.64160	40,624
	2014	$17.64160	$17.77558	37,521
	2015	$17.77558	$17.03972	19,345
	2016	$17.03972	$17.80209	14,097
	2017	$17.80209	$18.55899	12,857
	2018	$18.55899	$17.41599	12,205
	2019	$17.41599	$18.93821	10,213
	2020	$18.93821	$19.17574	9,960
Invesco V.I. Growth and Income Fund, Series II
	2011	$16.67695	$16.02486	18,917
	2012	$16.02486	$18.01371	15,301
	2013	$18.01371	$23.68949	9,171
	2014	$23.68949	$25.60998	7,540
	2015	$25.60998	$24.34302	3,362
	2016	$24.34302	$28.58284	5,023
	2017	$28.58284	$32.04640	2,606
	2018	$32.04640	$27.22087	2,361
	2019	$27.22087	$33.41179	1,971
	2020	$33.41179	$33.45557	1,730
Invesco Oppenheimer V.I. Main Street Fund®—Series II
	2011	$14.09158	$13.81035	64,438
	2012	$13.81035	$15.83140	55,266
	2013	$15.83140	$20.45708	32,810
	2014	$20.45708	$22.20307	27,589
	2015	$22.20307	$22.50600	15,283
	2016	$22.50600	$24.62668	13,089
	2017	$24.62668	$28.24014	10,906
	2018	$28.24014	$25.51305	10,162
	2019	$25.51305	$33.04331	9,210
	2020	$33.04331	$36.93430	8,800

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Main Street Small Cap Fund®—Series II
	2011	$20.11775	$19.30711	14,483
	2012	$19.30711	$22.33392	12,476
	2013	$22.33392	$30.87623	4,875
	2014	$30.87623	$33.89213	4,739
	2015	$33.89213	$31.28889	3,441
	2016	$31.28889	$36.19785	2,560
	2017	$36.19785	$40.53918	2,515
	2018	$40.53918	$35.65144	2,297
	2019	$35.65144	$44.20978	2,230
	2020	$44.20978	$51.99856	2,029
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio
	2011	$13.68384	$14.04278	33,327
	2012	$14.04278	$15.53513	25,869
	2013	$15.53513	$16.52076	23,945
	2014	$16.52076	$16.94755	22,242
	2015	$16.94755	$16.40606	14,928
	2016	$16.40606	$18.08675	10,188
	2017	$18.08675	$19.42041	10,079
	2018	$19.42041	$18.32366	9,732
	2019	$18.32366	$20.42027	9,816
	2020	$20.42027	$21.54210	9,987
Lord Abbett Series Fund, Inc.—Fundamental Equity Portfolio
	2011	$13.78324	$12.94240	4,362
	2012	$12.94240	$14.06949	4,280
	2013	$14.06949	$18.77791	2,894
	2014	$18.77791	$19.77891	2,861
	2015	$19.77891	$18.77503	2,844
	2016	$18.77503	$21.36487	2,799
	2017	$21.36487	$23.64681	2,778
	2018	$23.64681	$21.34959	2,697
	2019	$21.34959	$25.50531	2,178
	2020	$25.50531	$25.51951	1,888
Lord Abbett Series Fund, Inc.—Growth and Income Portfolio
	2011	$10.93180	$10.09390	5,260
	2012	$10.09390	$11.12236	4,532
	2013	$11.12236	$14.85976	4,089
	2014	$14.85976	$15.72656	4,024
	2015	$15.72656	$15.01811	2,598
	2016	$15.01811	$17.29186	2,534
	2017	$17.29186	$19.27583	1,225
	2018	$19.27583	$17.40545	1,156
	2019	$17.40545	$20.96079	1,095
	2020	$20.96079	$21.16284	1,018

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Growth Opportunities Portfolio
	2011	$15.21500	$13.45533	16,573
	2012	$13.45533	$15.09271	15,283
	2013	$15.09271	$20.33935	13,213
	2014	$20.33935	$21.20921	12,052
	2015	$21.20921	$21.41849	5,105
	2016	$21.41849	$21.31722	4,648
	2017	$21.31722	$25.76020	4,297
	2018	$25.76020	$24.59147	4,026
	2019	$24.59147	$32.96897	3,455
	2020	$32.96897	$45.17677	3,080
Lord Abbett Series Fund, Inc.—Mid Cap Stock Portfolio
	2011	$11.81620	$11.15081	16,377
	2012	$11.15081	$12.55635	17,921
	2013	$12.55635	$16.08696	10,738
	2014	$16.08696	$17.63825	9,735
	2015	$17.63825	$16.68344	8,623
	2016	$16.68344	$19.09134	6,580
	2017	$19.09134	$20.05219	3,340
	2018	$20.05219	$16.74759	3,081
	2019	$16.74759	$20.19300	2,852
	2020	$20.19300	$20.34790	2,410
Morgan Stanley VIF Discovery Portfolio—Class II
	2011	$12.45722	$11.36835	28,738
	2012	$11.36835	$12.12449	25,092
	2013	$12.12449	$16.38767	21,776
	2014	$16.38767	$16.40728	20,396
	2015	$16.40728	$15.16377	10,274
	2016	$15.16377	$13.58995	10,187
	2017	$13.58995	$18.51856	8,401
	2018	$18.51856	$20.12063	9,270
	2019	$20.12063	$27.68697	5,669
	2020	$27.68697	$68.60874	3,044
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class II
	2011	$21.78031	$22.88734	10,171
	2012	$22.88734	$26.52173	8,197
	2013	$26.52173	$23.79036	6,158
	2014	$23.79036	$24.06430	5,217
	2015	$24.06430	$23.37954	3,709
	2016	$23.37954	$25.41755	3,274
	2017	$25.41755	$27.38510	2,958
	2018	$27.38510	$25.02406	2,867
	2019	$25.02406	$28.08789	2,450
	2020	$28.08789	$29.14195	2,357

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Global Franchise Portfolio—Class II
	2011	$15.69731	$16.82918	32,169
	2012	$16.82918	$19.12347	27,668
	2013	$19.12347	$22.49678	18,109
	2014	$22.49678	$23.11416	17,719
	2015	$23.11416	$24.13286	16,994
	2016	$24.13286	$25.01207	10,815
	2017	$25.01207	$30.92360	5,636
	2018	$30.92360	$29.86120	5,098
	2019	$29.86120	$38.02634	4,056
	2020	$38.02634	$42.32245	3,930
Morgan Stanley VIF Growth Portfolio—Class I
	2011	$14.73790	$14.08386	236
	2012	$14.08386	$15.83582	234
	2013	$15.83582	$23.05256	1,292
	2014	$23.05256	$24.10452	1,629
	2015	$24.10452	$26.59756	2,971
	2016	$26.59756	$25.72148	228
	2017	$25.72148	$36.20026	227
	2018	$36.20026	$38.26892	1,252
	2019	$38.26892	$49.58985	702
	2020	$49.58985	$105.94868	679
Morgan Stanley VIF Growth Portfolio—Class II
	2011	$14.49155	$13.81395	557
	2012	$13.81395	$15.48837	155
	2013	$15.48837	$22.49354	155
	2014	$22.49354	$23.45986	155
	2015	$23.45986	$25.82368	155
	2016	$25.82368	$24.90044	155
	2017	$24.90044	$34.96484	155
	2018	$34.96484	$36.87980	155
	2019	$36.87980	$47.66723	0
	2020	$47.66723	$101.58475	0
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
	2011	$24.05268	$24.98595	9,920
	2012	$24.98595	$28.39984	9,078
	2013	$28.39984	$28.40902	4,206
	2014	$28.40902	$36.14784	3,961
	2015	$36.14784	$36.22011	1,552
	2016	$36.22011	$37.94145	1,002
	2017	$37.94145	$38.37315	623
	2018	$38.37315	$34.71578	500
	2019	$34.71578	$40.50399	394
	2020	$40.50399	$33.01115	448

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Global Equity Fund—Class IB
	2019	$10.00000	$11.03264	0
	2020	$11.03264	$11.93856	0
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$11.26806	$11.38483	4,199
	2012	$11.38483	$12.59488	1,491
	2013	$12.59488	$14.62260	1,145
	2014	$14.62260	$15.91047	965
	2015	$15.91047	$15.46476	957
	2016	$15.46476	$16.42204	1,396
	2017	$16.42204	$18.58136	891
	2018	$18.58136	$17.69224	255
	2019	$17.69224	$21.56913	1,224
	2020	$21.56913	$24.47210	1,117
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$15.48979	$15.16486	11,839
	2012	$15.16486	$17.02470	5,563
	2013	$17.02470	$19.99963	4,644
	2014	$19.99963	$21.51436	4,533
	2015	$21.51436	$21.18735	2,609
	2016	$21.18735	$22.22863	2,774
	2017	$22.22863	$25.20638	3,388
	2018	$25.20638	$22.98007	3,366
	2019	$22.98007	$26.46252	3,355
	2020	$26.46252	$29.21865	3,259
Putnam VT Global Health Care Fund—Class IB
	2011	$13.32459	$12.94560	1,184
	2012	$12.94560	$15.56025	970
	2013	$15.56025	$21.67098	618
	2014	$21.67098	$27.19413	385
	2015	$27.19413	$28.81627	382
	2016	$28.81627	$25.11448	380
	2017	$25.11448	$28.46931	377
	2018	$28.46931	$27.82008	301
	2019	$27.82008	$35.63593	299
	2020	$35.63593	$40.73761	298

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Government Money Market Fund—Class IB
	2011	$10.16386	$9.99368	119,858
	2012	$9.99368	$9.82532	113,382
	2013	$9.82532	$9.66024	129,726
	2014	$9.66024	$9.49793	91,208
	2015	$9.49793	$9.33835	56,031
	2016	$9.33835	$9.18194	67,768
	2017	$9.18194	$9.04943	94,513
	2018	$9.04943	$9.00088	63,294
	2019	$9.00088	$8.98636	36,561
	2020	$8.98636	$8.85138	38,335
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05343	3,617
	2017	$10.05343	$12.93887	3,148
	2018	$12.93887	$13.02206	6,049
	2019	$13.02206	$17.50633	1,735
	2020	$17.50633	$23.87337	1,543
Putnam VT High Yield Fund—Class IB
	2011	$19.44337	$19.45097	7,395
	2012	$19.45097	$22.18267	6,579
	2013	$22.18267	$23.52082	3,165
	2014	$23.52082	$23.48368	2,787
	2015	$23.48368	$21.85111	2,308
	2016	$21.85111	$24.82310	1,931
	2017	$24.82310	$26.10873	1,774
	2018	$26.10873	$24.62209	1,744
	2019	$24.62209	$27.69150	1,764
	2020	$27.69150	$28.64151	1,956
Putnam VT Income Fund—Class IB
	2011	$13.37351	$13.80560	44,476
	2012	$13.80560	$15.02980	36,746
	2013	$15.02980	$15.05233	28,690
	2014	$15.05233	$15.75336	26,208
	2015	$15.75336	$15.26121	14,942
	2016	$15.26121	$15.30398	12,350
	2017	$15.30398	$15.88821	11,869
	2018	$15.88821	$15.65007	10,842
	2019	$15.65007	$17.21596	12,435
	2020	$17.21596	$17.89531	12,967

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT International Equity Fund—Class IB
	2011	$16.49218	$13.46811	20,339
	2012	$13.46811	$16.14173	17,935
	2013	$16.14173	$20.32363	15,902
	2014	$20.32363	$18.62593	16,375
	2015	$18.62593	$18.33679	7,328
	2016	$18.33679	$17.58545	6,844
	2017	$17.58545	$21.88518	6,313
	2018	$21.88518	$17.40166	6,812
	2019	$17.40166	$21.41130	5,912
	2020	$21.41130	$23.59613	6,396
Putnam VT Equity Income Fund—Class IB
	2011	$14.04751	$14.07597	22,373
	2012	$14.07597	$16.50886	17,476
	2013	$16.50886	$21.49104	14,415
	2014	$21.49104	$23.80277	12,296
	2015	$23.80277	$22.68845	5,950
	2016	$22.68845	$25.34952	5,018
	2017	$25.34952	$29.60168	8,545
	2018	$29.60168	$26.62926	7,809
	2019	$26.62926	$34.13999	7,588
	2020	$34.13999	$35.51148	7,822
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$13.77377	$13.54727	1,218
	2012	$13.54727	$15.55918	384
	2013	$15.55918	$20.66910	0
	2014	$20.66910	$23.14695	0
	2015	$23.14695	$22.26029	0
	2016	$22.26029	$24.52269	0
	2017	$24.52269	$29.62099	0
	2018	$29.62099	$26.89553	0
	2019	$26.89553	$34.80594	0
	2020	$34.80594	$40.14753	0
Putnam VT Research Fund—Class IB
	2011	$14.01489	$13.53777	505
	2012	$13.53777	$15.69317	493
	2013	$15.69317	$20.57520	499
	2014	$20.57520	$23.23339	256
	2015	$23.23339	$22.48781	254
	2016	$22.48781	$24.33745	253
	2017	$24.33745	$29.51410	251
	2018	$29.51410	$27.64655	250
	2019	$27.64655	$36.21398	248
	2020	$36.21398	$42.69404	247

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.50

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$16.16539	$15.08489	3,502
	2012	$15.08489	$17.31479	2,857
	2013	$17.31479	$23.22522	2,054
	2014	$23.22522	$25.91279	1,287
	2015	$25.91279	$25.40103	1,281
	2016	$25.40103	$26.91808	645
	2017	$26.91808	$34.19908	539
	2018	$34.19908	$33.10558	534
	2019	$33.10558	$44.38038	526
	2020	$44.38038	$56.17360	522
Templeton Developing Markets VIP Fund—Class 2
	2011	$37.73129	$31.21267	6,498
	2012	$31.21267	$34.72257	5,712
	2013	$34.72257	$33.82096	5,560
	2014	$33.82096	$30.45915	5,615
	2015	$30.45915	$24.07402	4,199
	2016	$24.07402	$27.79657	2,964
	2017	$27.79657	$38.37241	2,701
	2018	$38.37241	$31.76298	2,692
	2019	$31.76298	$39.56381	2,391
	2020	$39.56381	$45.58017	2,229
Templeton Foreign VIP Fund—Class 2
	2011	$19.59873	$17.21890	78,003
	2012	$17.21890	$20.01360	65,322
	2013	$20.01360	$24.19512	55,980
	2014	$24.19512	$21.13828	52,195
	2015	$21.13828	$19.43169	30,059
	2016	$19.43169	$20.47497	25,695
	2017	$20.47497	$23.49078	24,267
	2018	$23.49078	$19.52623	24,912
	2019	$19.52623	$21.60197	25,331
	2020	$21.60197	$20.99156	28,430

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.50% and an administrative expense charge of 0.19%.

XIX.

The following replaces ”Appendix I – Allstate Advisor Preferred Contracts with 3-Year Withdrawal Charge Option: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (With MAV Death Benefit Option).”

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
	2011	$10.11018	$9.64331	21,854
	2012	$9.64331	$10.98766	21,343
	2013	$10.98766	$14.11685	17,630
	2014	$14.11685	$15.46422	17,421
	2015	$15.46422	$15.23496	17,045
	2016	$15.23496	$16.10331	14,068
	2017	$16.10331	$19.21160	13,267
	2018	$19.21160	$17.59610	12,974
	2019	$17.59610	$22.66422	12,749
	2020	$22.66422	$28.96076	12,516
Fidelity® VIP Freedom 2010 PortfolioSM—Service Class 2
	2011	$10.94737	$10.69501	0
	2012	$10.69501	$11.70777	0
	2013	$11.70777	$13.00234	0
	2014	$13.00234	$13.29380	0
	2015	$13.29380	$12.97337	0
	2016	$12.97337	$13.39460	0
	2017	$13.39460	$14.82466	0
	2018	$14.82466	$13.92404	0
	2019	$13.92404	$15.81348	0
	2020	$15.81348	$17.41483	0
Fidelity® VIP Freedom 2020 PortfolioSM—Service Class 2
	2013	$10.00000	$12.84538	836
	2014	$12.84538	$13.18173	0
	2015	$13.18173	$12.87323	0
	2016	$12.87323	$13.36352	0
	2017	$13.36352	$15.24445	0
	2018	$15.24445	$14.04667	0
	2019	$14.04667	$16.52183	0
	2020	$16.52183	$18.59707	0
Fidelity® VIP Freedom 2030 PortfolioSM—Service Class 2
	2016	$10.00000	$13.61345	0
	2017	$13.61345	$16.12180	0
	2018	$16.12180	$14.54243	0
	2019	$14.54243	$17.70899	0
	2020	$17.70899	$20.26730	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP Freedom Income PortfolioSM—Service Class 2
	2011	$11.12996	$11.07180	0
	2012	$11.07180	$11.54176	0
	2013	$11.54176	$11.91347	878
	2014	$11.91347	$12.10186	0
	2015	$12.10186	$11.80548	0
	2016	$11.80548	$12.06620	0
	2017	$12.06620	$12.82892	0
	2018	$12.82892	$12.29968	0
	2019	$12.29968	$13.47206	0
	2020	$13.47206	$14.57793	0
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
	2016	$18.56268	$17.74699	0
	2017	$17.74699	$23.36491	0
	2018	$23.36491	$25.72119	0
	2019	$25.72119	$35.45634	0
	2020	$35.45634	$58.52633	0
Fidelity® VIP Index 500 Portfolio—Service Class 2
	2011	$9.58417	$9.57118	3,923
	2012	$9.57118	$10.85769	3,748
	2013	$10.85769	$14.05172	2,014
	2014	$14.05172	$15.61812	1,871
	2015	$15.61812	$15.48882	1,070
	2016	$15.48882	$16.95699	729
	2017	$16.95699	$20.20004	1,222
	2018	$20.20004	$18.87985	1,091
	2019	$18.87985	$24.27055	921
	2020	$24.27055	$28.08696	742
Fidelity® VIP Mid Cap Portfolio—Service Class 2
	2011	$11.43062	$9.99782	4,402
	2012	$9.99782	$11.23680	4,079
	2013	$11.23680	$14.97901	2,156
	2014	$14.97901	$15.58231	2,029
	2015	$15.58231	$15.03878	1,843
	2016	$15.03878	$16.51464	1,486
	2017	$16.51464	$19.53208	1,300
	2018	$19.53208	$16.33124	1,052
	2019	$16.33124	$19.73666	872
	2020	$19.73666	$22.82490	833

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Growth and Income VIP Fund—Class 2
	2011	$14.43221	$14.50069	10,409
	2012	$14.50069	$15.96604	10,023
	2013	$15.96604	$20.30187	9,306
	2014	$20.30187	$21.73789	7,956
	2015	$21.73789	$21.13312	7,747
	2016	$21.13312	$23.14468	7,683
	2017	$23.14468	$26.31024	7,611
	2018	$26.31024	$24.62976	6,935
	2019	$24.62976	$30.36620	6,195
	2020	$30.36620	$31.43896	6,217
Franklin Income VIP Fund—Class 2
	2011	$13.40176	$13.46252	67,443
	2012	$13.46252	$14.87857	39,259
	2013	$14.87857	$16.63251	35,750
	2014	$16.63251	$17.07138	33,201
	2015	$17.07138	$15.56717	27,161
	2016	$15.56717	$17.41570	21,968
	2017	$17.41570	$18.74128	17,039
	2018	$18.74128	$17.59492	12,945
	2019	$17.59492	$20.03583	11,380
	2020	$20.03583	$19.79475	11,362
Franklin Large Cap Growth VIP Fund—Class 2
	2011	$10.58391	$10.22787	15,112
	2012	$10.22787	$11.27551	14,787
	2013	$11.27551	$14.23024	12,305
	2014	$14.23024	$15.70100	11,102
	2015	$15.70100	$16.27056	9,918
	2016	$16.27056	$15.67775	7,235
	2017	$15.67775	$19.70691	6,555
	2018	$19.70691	$19.04983	5,905
	2019	$19.04983	$25.15403	5,459
	2020	$25.15403	$35.69642	3,877
Franklin Mutual Global Discovery VIP Fund—Class 2
	2011	$11.25467	$10.71555	6,890
	2012	$10.71555	$11.91685	6,179
	2013	$11.91685	$14.92048	4,246
	2014	$14.92048	$15.47411	4,229
	2015	$15.47411	$14.62746	4,210
	2016	$14.62746	$16.09920	4,193
	2017	$16.09920	$17.15474	506
	2018	$17.15474	$14.94177	504
	2019	$14.94177	$18.23281	501
	2020	$18.23281	$17.09083	498

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Mutual Shares VIP Fund—Class 2
	2011	$14.91136	$14.47764	35,706
	2012	$14.47764	$16.22652	22,834
	2013	$16.22652	$20.41917	21,321
	2014	$20.41917	$21.46003	20,461
	2015	$21.46003	$20.01500	19,860
	2016	$20.01500	$22.79123	18,365
	2017	$22.79123	$24.22953	13,416
	2018	$24.22953	$21.61532	12,772
	2019	$21.61532	$25.99539	12,666
	2020	$25.99539	$24.21907	11,857
Franklin Small Cap Value VIP Fund—Class 2
	2011	$21.70453	$20.49433	16,826
	2012	$20.49433	$23.80325	12,172
	2013	$23.80325	$31.81658	8,368
	2014	$31.81658	$31.39338	6,630
	2015	$31.39338	$28.52475	6,200
	2016	$28.52475	$36.43597	5,306
	2017	$36.43597	$39.55911	3,859
	2018	$39.55911	$33.81213	3,774
	2019	$33.81213	$41.91630	3,773
	2020	$41.91630	$43.26069	3,553
Franklin U.S. Government Securities VIP Fund—Class 2
	2011	$12.10076	$12.54711	5,277
	2012	$12.54711	$12.54165	4,960
	2013	$12.54165	$12.02917	5,141
	2014	$12.02917	$12.20120	4,151
	2015	$12.20120	$12.02740	4,108
	2016	$12.02740	$11.87901	4,181
	2017	$11.87901	$11.81175	4,023
	2018	$11.81175	$11.62710	3,347
	2019	$11.62710	$12.00475	2,777
	2020	$12.00475	$12.22990	2,082
Invesco Oppenheimer V.I. Capital Appreciation Fund—Series II
	2011	$12.58330	$12.17632	33,679
	2012	$12.17632	$13.59500	28,360
	2013	$13.59500	$17.26339	23,149
	2014	$17.26339	$19.49935	20,454
	2015	$19.49935	$19.75598	17,708
	2016	$19.75598	$18.91274	17,091
	2017	$18.91274	$23.47574	12,903
	2018	$23.47574	$21.65934	11,695
	2019	$21.65934	$28.86926	10,817
	2020	$28.86926	$38.59097	9,438

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Franchise Fund—Series II
	2011	$14.22644	$13.06612	4,784
	2012	$13.06612	$14.53596	2,552
	2013	$14.53596	$19.93676	1,977
	2014	$19.93676	$21.15774	1,375
	2015	$21.15774	$21.74388	1,340
	2016	$21.74388	$21.76434	1,343
	2017	$21.76434	$27.12706	1,308
	2018	$27.12706	$25.57777	1,091
	2019	$25.57777	$34.23764	1,061
	2020	$34.23764	$47.70120	982
Invesco V.I. American Value Fund—Series I
	2011	$14.69703	$14.55275	5,314
	2012	$14.55275	$16.74794	2,923
	2013	$16.74794	$22.06212	737
	2014	$22.06212	$23.75572	733
	2015	$23.75572	$21.17937	728
	2016	$21.17937	$23.99985	724
	2017	$23.99985	$25.89486	720
	2018	$25.89486	$22.19100	716
	2019	$22.19100	$27.22193	712
	2020	$27.22193	$27.00874	708
Invesco V.I. American Value Fund—Series II
	2011	$14.59947	$14.44247	8,311
	2012	$14.44247	$16.58833	6,775
	2013	$16.58833	$21.79746	5,483
	2014	$21.79746	$23.41240	3,732
	2015	$23.41240	$20.82000	3,710
	2016	$20.82000	$23.53630	3,576
	2017	$23.53630	$25.32978	2,402
	2018	$25.32978	$21.65247	1,841
	2019	$21.65247	$26.49421	1,247
	2020	$26.49421	$26.21779	1,257
Invesco V.I. Comstock Fund, Series II
	2011	$11.36176	$10.91245	38,285
	2012	$10.91245	$12.73178	21,944
	2013	$12.73178	$16.94477	17,908
	2014	$16.94477	$18.13743	13,137
	2015	$18.13743	$16.69227	12,212
	2016	$16.69227	$19.15976	10,779
	2017	$19.15976	$22.10376	9,229
	2018	$22.10376	$19.00314	7,310
	2019	$19.00314	$23.29551	6,179
	2020	$23.29551	$22.60778	5,688

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Conservative Balanced Fund—Series II
	2011	$11.54786	$11.37355	804
	2012	$11.37355	$12.50877	694
	2013	$12.50877	$13.84741	0
	2014	$13.84741	$14.67478	0
	2015	$14.67478	$14.47906	0
	2016	$14.47906	$14.91107	0
	2017	$14.91107	$15.93991	0
	2018	$15.93991	$14.77280	0
	2019	$14.77280	$16.98995	0
	2020	$16.98995	$19.10179	0
Invesco Oppenheimer V.I. Total Return Bond Fund—Series II
	2011	$7.44515	$7.88398	7,783
	2012	$7.88398	$8.52153	7,976
	2013	$8.52153	$8.32869	8,978
	2014	$8.32869	$8.73721	8,611
	2015	$8.73721	$8.63241	7,107
	2016	$8.63241	$8.72818	6,738
	2017	$8.72818	$8.93902	7,137
	2018	$8.93902	$8.65480	6,519
	2019	$8.65480	$9.27741	6,825
	2020	$9.27741	$9.96091	6,997
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2011	$13.47532	$13.33170	18,542
	2012	$13.33170	$15.19339	16,835
	2013	$15.19339	$20.21678	14,487
	2014	$20.21678	$20.93042	11,737
	2015	$20.93042	$21.83831	10,215
	2016	$21.83831	$21.87219	10,055
	2017	$21.87219	$27.56767	7,046
	2018	$27.56767	$25.34030	6,447
	2019	$25.34030	$34.56184	6,190
	2020	$34.56184	$47.55728	7,440
Invesco V.I. Equity and Income Fund, Series II
	2011	$12.93968	$12.53061	12,783
	2012	$12.53061	$13.81613	8,956
	2013	$13.81613	$16.92838	4,102
	2014	$16.92838	$18.06452	2,848
	2015	$18.06452	$17.26489	2,081
	2016	$17.26489	$19.45259	2,054
	2017	$19.45259	$21.14444	1,349
	2018	$21.14444	$18.72592	1,238
	2019	$18.72592	$22.04961	1,220
	2020	$22.04961	$23.72204	995

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Global Fund—Series II
	2011	$20.20997	$18.13783	8,298
	2012	$18.13783	$21.52233	5,729
	2013	$21.52233	$26.81512	4,834
	2014	$26.81512	$26.84920	4,772
	2015	$26.84920	$27.30910	4,587
	2016	$27.30910	$26.75226	4,481
	2017	$26.75226	$35.78333	2,058
	2018	$35.78333	$30.40343	1,966
	2019	$30.40343	$39.21380	1,839
	2020	$39.21380	$48.99329	1,727
Invesco Oppenheimer V.I. Global Strategic Income Fund—Series II
	2011	$16.09660	$15.89566	45,974
	2012	$15.89566	$17.64514	33,119
	2013	$17.64514	$17.24811	32,472
	2014	$17.24811	$17.34374	29,788
	2015	$17.34374	$16.59192	29,426
	2016	$16.59192	$17.29910	29,623
	2017	$17.29910	$17.99848	24,477
	2018	$17.99848	$16.85603	22,934
	2019	$16.85603	$18.29265	22,404
	2020	$18.29265	$18.48502	21,823
Invesco V.I. Growth and Income Fund, Series II
	2011	$16.40491	$15.73145	13,500
	2012	$15.73145	$17.64782	8,197
	2013	$17.64782	$23.16114	5,635
	2014	$23.16114	$24.98785	4,864
	2015	$24.98785	$23.70335	4,882
	2016	$23.70335	$27.77531	3,433
	2017	$27.77531	$31.07867	3,332
	2018	$31.07867	$26.34572	2,814
	2019	$26.34572	$32.27297	2,158
	2020	$32.27297	$32.25059	803
Invesco Oppenheimer V.I. Main Street Fund®—Series II
	2011	$13.86169	$13.55747	21,673
	2012	$13.55747	$15.50984	18,760
	2013	$15.50984	$20.00083	16,248
	2014	$20.00083	$21.66373	11,761
	2015	$21.66373	$21.91463	10,953
	2016	$21.91463	$23.93094	8,320
	2017	$23.93094	$27.38738	8,526
	2018	$27.38738	$24.69284	8,090
	2019	$24.69284	$31.91705	7,702
	2020	$31.91705	$35.60405	6,657

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Main Street Small Cap Fund®—Series II
	2011	$19.78954	$18.95356	8,214
	2012	$18.95356	$21.88023	6,118
	2013	$21.88023	$30.18755	5,563
	2014	$30.18755	$33.06878	4,707
	2015	$33.06878	$30.46666	4,564
	2016	$30.46666	$35.17514	3,902
	2017	$35.17514	$39.31494	3,768
	2018	$39.31494	$34.50520	3,488
	2019	$34.50520	$42.70283	3,502
	2020	$42.70283	$50.12569	3,336
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio
	2011	$13.51085	$13.83712	10,902
	2012	$13.83712	$15.27640	6,277
	2013	$15.27640	$16.21258	6,195
	2014	$16.21258	$16.59758	5,995
	2015	$16.59758	$16.03457	5,612
	2016	$16.03457	$17.64135	4,445
	2017	$17.64135	$18.90423	2,843
	2018	$18.90423	$17.80075	1,838
	2019	$17.80075	$19.79787	1,555
	2020	$19.79787	$20.84372	1,045
Lord Abbett Series Fund, Inc.—Fundamental Equity Portfolio
	2011	$13.60899	$12.75283	4,865
	2012	$12.75283	$13.83515	3,095
	2013	$13.83515	$18.42761	3,079
	2014	$18.42761	$19.37045	3,066
	2015	$19.37045	$18.34989	2,841
	2016	$18.34989	$20.83873	2,824
	2017	$20.83873	$23.01831	2,763
	2018	$23.01831	$20.74032	2,705
	2019	$20.74032	$24.72789	2,647
	2020	$24.72789	$24.69216	2,590
Lord Abbett Series Fund, Inc.—Growth and Income Portfolio
	2011	$10.79355	$9.94600	7,327
	2012	$9.94600	$10.93705	6,815
	2013	$10.93705	$14.58249	2,396
	2014	$14.58249	$15.40172	2,163
	2015	$15.40172	$14.67797	1,479
	2016	$14.67797	$16.86596	1,369
	2017	$16.86596	$18.76343	958
	2018	$18.76343	$16.90867	406
	2019	$16.90867	$20.32183	368
	2020	$20.32183	$20.47666	367

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Growth Opportunities Portfolio
	2011	$15.02262	$13.25821	4,829
	2012	$13.25821	$14.84126	2,227
	2013	$14.84126	$19.95984	1,773
	2014	$19.95984	$20.77112	1,102
	2015	$20.77112	$20.93341	892
	2016	$20.93341	$20.79217	837
	2017	$20.79217	$25.07543	812
	2018	$25.07543	$23.88960	774
	2019	$23.88960	$31.96394	744
	2020	$31.96394	$43.71202	552
Lord Abbett Series Fund, Inc.—Mid Cap Stock Portfolio
	2011	$11.66677	$10.98744	12,578
	2012	$10.98744	$12.34717	10,227
	2013	$12.34717	$15.78680	9,200
	2014	$15.78680	$17.27393	7,779
	2015	$17.27393	$16.30559	6,970
	2016	$16.30559	$18.62112	4,654
	2017	$18.62112	$19.51915	4,322
	2018	$19.51915	$16.26957	3,779
	2019	$16.26957	$19.57741	3,584
	2020	$19.57741	$19.68811	2,693
Morgan Stanley VIF Discovery Portfolio—Class II
	2011	$12.33910	$11.23768	2,337
	2012	$11.23768	$11.96068	2,362
	2013	$11.96068	$16.13342	922
	2014	$16.13342	$16.11984	918
	2015	$16.11984	$14.86780	664
	2016	$14.86780	$13.29766	621
	2017	$13.29766	$18.08401	561
	2018	$18.08401	$19.60895	509
	2019	$19.60895	$26.92892	474
	2020	$26.92892	$66.59719	344
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class II
	2011	$21.42506	$22.46835	4,677
	2012	$22.46835	$25.98313	1,228
	2013	$25.98313	$23.25978	1,310
	2014	$23.25978	$23.47974	1,266
	2015	$23.47974	$22.76518	1,192
	2016	$22.76518	$24.69946	1,173
	2017	$24.69946	$26.55813	899
	2018	$26.55813	$24.21956	469
	2019	$24.21956	$27.13053	505
	2020	$27.13053	$28.09235	504

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Global Franchise Portfolio—Class II
	2011	$15.47514	$16.55732	6,094
	2012	$16.55732	$18.77619	4,544
	2013	$18.77619	$22.04335	3,830
	2014	$22.04335	$22.60222	3,715
	2015	$22.60222	$23.55037	3,591
	2016	$23.55037	$24.35886	3,625
	2017	$24.35886	$30.05572	3,206
	2018	$30.05572	$28.96473	2,326
	2019	$28.96473	$36.81096	1,739
	2020	$36.81096	$40.88780	1,736
Morgan Stanley VIF Growth Portfolio—Class I
	2011	$14.53906	$13.86563	5,990
	2012	$13.86563	$15.55866	6,020
	2013	$15.55866	$22.60306	5,908
	2014	$22.60306	$23.58643	5,881
	2015	$23.58643	$25.97296	5,844
	2016	$25.97296	$25.06650	5,823
	2017	$25.06650	$35.20788	5,770
	2018	$35.20788	$37.14492	5,710
	2019	$37.14492	$48.03710	5,703
	2020	$48.03710	$102.42645	5,530
Morgan Stanley VIF Growth Portfolio—Class II
	2011	$14.29604	$13.59991	255
	2012	$13.59991	$15.21729	252
	2013	$15.21729	$22.05493	219
	2014	$22.05493	$22.95562	216
	2015	$22.95562	$25.21724	192
	2016	$25.21724	$24.26636	204
	2017	$24.26636	$34.00632	171
	2018	$34.00632	$35.79661	156
	2019	$35.79661	$46.17469	144
	2020	$46.17469	$98.20761	100
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
	2011	$23.66019	$24.52835	2,172
	2012	$24.52835	$27.82289	1,793
	2013	$27.82289	$27.77525	1,583
	2014	$27.77525	$35.26960	1,044
	2015	$35.26960	$35.26823	931
	2016	$35.26823	$36.86945	932
	2017	$36.86945	$37.21428	986
	2018	$37.21428	$33.59959	763
	2019	$33.59959	$39.12329	407
	2020	$39.12329	$31.82200	474

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Global Equity Fund—Class IB
	2019	$10.00000	$11.02042	0
	2020	$11.02042	$11.90150	0
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$11.08423	$11.17637	15,215
	2012	$11.17637	$12.33906	11,590
	2013	$12.33906	$14.29646	7,822
	2014	$14.29646	$15.52397	6,828
	2015	$15.52397	$15.05838	6,397
	2016	$15.05838	$15.95809	5,935
	2017	$15.95809	$18.02026	5,549
	2018	$18.02026	$17.12346	5,238
	2019	$17.12346	$20.83397	4,779
	2020	$20.83397	$23.59073	3,786
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$15.23716	$14.88725	11,035
	2012	$14.88725	$16.67897	9,851
	2013	$16.67897	$19.55364	8,514
	2014	$19.55364	$20.99182	8,408
	2015	$20.99182	$20.63068	8,310
	2016	$20.63068	$21.60070	8,025
	2017	$21.60070	$24.44530	7,017
	2018	$24.44530	$22.24136	6,989
	2019	$22.24136	$25.56066	6,985
	2020	$25.56066	$28.16642	6,958
Putnam VT Global Health Care Fund- Class IB
	2011	$13.10721	$12.70855	2,683
	2012	$12.70855	$15.24418	2,520
	2013	$15.24418	$21.18765	2,486
	2014	$21.18765	$26.53359	1,668
	2015	$26.53359	$28.05913	1,642
	2016	$28.05913	$24.40497	1,684
	2017	$24.40497	$27.60962	1,699
	2018	$27.60962	$26.92570	1,677
	2019	$26.92570	$34.42131	1,675
	2020	$34.42131	$39.27043	1,682
Putnam VT Government Money Market Fund—Class IB
	2011	$9.99805	$9.81070	23,138
	2012	$9.81070	$9.62575	18,221
	2013	$9.62575	$9.44477	21,283
	2014	$9.44477	$9.26719	18,230
	2015	$9.26719	$9.09295	17,673
	2016	$9.09295	$8.92251	16,436
	2017	$8.92251	$8.77613	27,527
	2018	$8.77613	$8.71148	17,407
	2019	$8.71148	$8.68004	16,758
	2020	$8.68004	$8.53256	16,134

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05109	4,840
	2017	$10.05109	$12.90996	4,571
	2018	$12.90996	$12.96683	3,805
	2019	$12.96683	$17.39721	3,621
	2020	$17.39721	$23.67716	2,362
Putnam VT High Yield Fund—Class IB
	2011	$19.12628	$19.09492	3,585
	2012	$19.09492	$21.73223	3,132
	2013	$21.73223	$22.99636	3,639
	2014	$22.99636	$22.91334	3,585
	2015	$22.91334	$21.27704	3,500
	2016	$21.27704	$24.12194	3,358
	2017	$24.12194	$25.32045	1,182
	2018	$25.32045	$23.83066	787
	2019	$23.83066	$26.74781	432
	2020	$26.74781	$27.61011	392
Putnam VT Income Fund—Class IB
	2011	$13.15538	$13.55287	17,204
	2012	$13.55287	$14.72458	12,139
	2013	$14.72458	$14.71665	10,736
	2014	$14.71665	$15.37072	9,063
	2015	$15.37072	$14.86023	8,832
	2016	$14.86023	$14.87164	7,700
	2017	$14.87164	$15.40845	7,606
	2018	$15.40845	$15.14699	6,643
	2019	$15.14699	$16.62923	6,616
	2020	$16.62923	$17.25086	5,334
Putnam VT International Equity Fund—Class IB
	2011	$16.22314	$13.22147	10,431
	2012	$13.22147	$15.81381	6,301
	2013	$15.81381	$19.87030	4,728
	2014	$19.87030	$18.17339	3,799
	2015	$18.17339	$17.85488	3,093
	2016	$17.85488	$17.08854	2,893
	2017	$17.08854	$21.22421	2,260
	2018	$21.22421	$16.84211	2,297
	2019	$16.84211	$20.68138	2,338
	2020	$20.68138	$22.74615	2,277

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Equity Income Fund—Class IB
	2011	$13.81833	$13.81820	6,662
	2012	$13.81820	$16.17349	6,116
	2013	$16.17349	$21.01165	5,338
	2014	$21.01165	$23.22446	4,528
	2015	$23.22446	$22.09218	4,002
	2016	$22.09218	$24.63326	3,128
	2017	$24.63326	$28.70769	2,438
	2018	$28.70769	$25.77307	2,364
	2019	$25.77307	$32.97626	2,243
	2020	$32.97626	$34.23238	2,092
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$13.54904	$13.29918	3,442
	2012	$13.29918	$15.24312	447
	2013	$15.24312	$20.20809	427
	2014	$20.20809	$22.58464	256
	2015	$22.58464	$21.67533	249
	2016	$21.67533	$23.82985	241
	2017	$23.82985	$28.72652	235
	2018	$28.72652	$26.03087	229
	2019	$26.03087	$33.61963	228
	2020	$33.61963	$38.70161	228
Putnam VT Research Fund—Class IB
	2011	$13.78620	$13.28981	1,151
	2012	$13.28981	$15.37432	1,099
	2013	$15.37432	$20.11619	1,123
	2014	$20.11619	$22.66888	334
	2015	$22.66888	$21.89677	332
	2016	$21.89677	$23.64973	330
	2017	$23.64973	$28.62270	328
	2018	$28.62270	$26.75759	326
	2019	$26.75759	$34.97948	324
	2020	$34.97948	$41.15617	323
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$15.90166	$14.80866	5,316
	2012	$14.80866	$16.96307	4,813
	2013	$16.96307	$22.70720	4,856
	2014	$22.70720	$25.28330	2,672
	2015	$25.28330	$24.73354	2,580
	2016	$24.73354	$26.15756	2,557
	2017	$26.15756	$33.16634	2,517
	2018	$33.16634	$32.04126	2,487
	2019	$32.04126	$42.86769	2,445
	2020	$42.86769	$54.15048	2,403

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.70

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Templeton Developing Markets VIP Fund—Class 2
	2011	$37.11602	$30.64131	8,171
	2012	$30.64131	$34.01746	3,774
	2013	$34.01746	$33.06675	3,616
	2014	$33.06675	$29.71928	3,214
	2015	$29.71928	$23.44138	3,118
	2016	$23.44138	$27.01126	2,838
	2017	$27.01126	$37.21374	2,106
	2018	$37.21374	$30.74186	1,366
	2019	$30.74186	$38.21534	1,241
	2020	$38.21534	$43.93856	1,195
Templeton Foreign VIP Fund—Class 2
	2011	$19.27906	$16.90363	24,341
	2012	$16.90363	$19.60710	15,339
	2013	$19.60710	$23.65552	13,800
	2014	$23.65552	$20.62477	13,995
	2015	$20.62477	$18.92105	13,699
	2016	$18.92105	$19.89645	11,478
	2017	$19.89645	$22.78136	9,432
	2018	$22.78136	$18.89842	8,962
	2019	$18.89842	$20.86561	8,930
	2020	$20.86561	$20.23543	8,841

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.70% and an administrative expense charge of 0.19%.

XX.

The following replaces ”Appendix I – Allstate Advisor Preferred Contracts with No Withdrawal Charge Option: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (Basic Contract).”

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
	2011	$10.15847	$9.69922	0
	2012	$9.69922	$11.06267	0
	2013	$11.06267	$14.22771	0
	2014	$14.22771	$15.60153	0
	2015	$15.60153	$15.38591	0
	2016	$15.38591	$16.27939	0
	2017	$16.27939	$19.44091	0
	2018	$19.44091	$17.82383	0
	2019	$17.82383	$22.98018	0
	2020	$22.98018	$29.39345	0
Fidelity® VIP Freedom 2010 PortfolioSM—Service Class 2
	2016	$10.00000	$13.54106	0
	2017	$13.54106	$15.00163	0
	2018	$15.00163	$14.10424	0
	2019	$14.10424	$16.03393	0
	2020	$16.03393	$17.67501	0
Fidelity® VIP Freedom 2020 PortfolioSM—Service Class 2
	2011	$10.58431	$10.26617	125,763
	2012	$10.26617	$11.39978	121,898
	2013	$11.39978	$12.94622	111,385
	2014	$12.94622	$13.29875	107,077
	2015	$13.29875	$13.00076	104,978
	2016	$13.00076	$13.50962	101,647
	2017	$13.50962	$15.42641	96,373
	2018	$15.42641	$14.22843	93,000
	2019	$14.22843	$16.75213	91,257
	2020	$16.75213	$18.87489	89,394
Fidelity® VIP Freedom 2030 PortfolioSM—Service Class 2
	2016	$10.00000	$13.76234	0
	2017	$13.76234	$16.31428	0
	2018	$16.31428	$14.73066	0
	2019	$14.73066	$17.95589	0
	2020	$17.95589	$20.57016	0
Fidelity® VIP Freedom Income PortfolioSM—Service Class 2
	2016	$10.00000	$12.19811	0
	2017	$12.19811	$12.98203	0
	2018	$12.98203	$12.45883	0
	2019	$12.45883	$13.65983	0
	2020	$13.65983	$14.79570	0
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
	2016	$18.73345	$17.94103	0
	2017	$17.94103	$23.64377	0
	2018	$23.64377	$26.05399	0
	2019	$26.05399	$35.95052	0
	2020	$35.95052	$59.40051	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP Index 500 Portfolio—Service Class 2
	2011	$10.00000	$9.62667	5,308
	2012	$9.62667	$10.93178	5,308
	2013	$10.93178	$14.16201	0
	2014	$14.16201	$15.75674	0
	2015	$15.75674	$15.64221	0
	2016	$15.64221	$17.14232	0
	2017	$17.14232	$20.44105	0
	2018	$20.44105	$19.12409	0
	2019	$19.12409	$24.60878	0
	2020	$24.60878	$28.50648	0
Fidelity® VIP Mid Cap Portfolio—Service Class 2
	2011	$11.48522	$10.05580	0
	2012	$10.05580	$11.31352	0
	2013	$11.31352	$15.09665	0
	2014	$15.09665	$15.72069	0
	2015	$15.72069	$15.18781	0
	2016	$15.18781	$16.69525	0
	2017	$16.69525	$19.76526	0
	2018	$19.76526	$16.54261	0
	2019	$16.54261	$20.01184	0
	2020	$20.01184	$23.16596	0
Franklin Growth and Income VIP Fund—Class 2
	2011	$14.54943	$14.63335	3,410
	2012	$14.63335	$16.12855	3,407
	2013	$16.12855	$20.52941	3,391
	2014	$20.52941	$22.00393	3,385
	2015	$22.00393	$21.41357	2,962
	2016	$21.41357	$23.47565	524
	2017	$23.47565	$26.71293	523
	2018	$26.71293	$25.03154	518
	2019	$25.03154	$30.89201	482
	2020	$30.89201	$32.01491	0
Franklin Income VIP Fund—Class 2
	2011	$13.49309	$13.56805	10,456
	2012	$13.56805	$15.01054	10,428
	2013	$15.01054	$16.79712	2,950
	2014	$16.79712	$17.25791	2,682
	2015	$17.25791	$15.75331	2,010
	2016	$15.75331	$17.64185	965
	2017	$17.64185	$19.00346	834
	2018	$19.00346	$17.85877	705
	2019	$17.85877	$20.35635	579
	2020	$20.35635	$20.13127	463

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Large Cap Growth VIP Fund—Class 2
	2011	$10.65152	$10.30368	11,407
	2012	$10.30368	$11.37069	10,349
	2013	$11.37069	$14.36497	9,946
	2014	$14.36497	$15.86581	7,959
	2015	$15.86581	$16.45811	4,752
	2016	$16.45811	$15.87458	4,270
	2017	$15.87458	$19.97410	2,836
	2018	$19.97410	$19.32729	2,777
	2019	$19.32729	$25.54558	783
	2020	$25.54558	$36.28779	431
Franklin Mutual Global Discovery VIP Fund—Class 2
	2011	$11.30841	$10.77768	0
	2012	$10.77768	$11.99817	0
	2013	$11.99817	$15.03759	0
	2014	$15.03759	$15.61148	0
	2015	$15.61148	$14.77236	0
	2016	$14.77236	$16.27520	0
	2017	$16.27520	$17.35947	0
	2018	$17.35947	$15.13511	0
	2019	$15.13511	$18.48695	0
	2020	$18.48695	$17.34618	0
Franklin Mutual Shares VIP Fund—Class 2
	2011	$15.03249	$14.61008	4,780
	2012	$14.61008	$16.39169	2,223
	2013	$16.39169	$20.64802	2,207
	2014	$20.64802	$21.72268	2,204
	2015	$21.72268	$20.28062	1,832
	2016	$20.28062	$23.11717	927
	2017	$23.11717	$24.60041	885
	2018	$24.60041	$21.96798	856
	2019	$21.96798	$26.44557	794
	2020	$26.44557	$24.66282	187
Franklin Small Cap Value VIP Fund—Class 2
	2011	$21.88084	$20.68183	5,102
	2012	$20.68183	$24.04556	2,765
	2013	$24.04556	$32.17319	2,703
	2014	$32.17319	$31.77764	2,397
	2015	$31.77764	$28.90333	2,274
	2016	$28.90333	$36.95706	1,679
	2017	$36.95706	$40.16467	1,487
	2018	$40.16467	$34.36381	1,497
	2019	$34.36381	$42.64223	1,476
	2020	$42.64223	$44.05334	1,314

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin U.S. Government Securities VIP Fund—Class 2
	2011	$12.18327	$12.64551	7,536
	2012	$12.64551	$12.65292	7,598
	2013	$12.65292	$12.14826	7,674
	2014	$12.14826	$12.33455	7,700
	2015	$12.33455	$12.17124	7,609
	2016	$12.17124	$12.03331	1,057
	2017	$12.03331	$11.97705	1,066
	2018	$11.97705	$11.80151	1,048
	2019	$11.80151	$12.19684	933
	2020	$12.19684	$12.43786	886
Invesco Oppenheimer V.I. Capital Appreciation Fund—Series II
	2011	$12.68200	$12.28431	6,054
	2012	$12.28431	$13.72957	5,986
	2013	$13.72957	$17.45203	5,878
	2014	$17.45203	$19.73251	5,206
	2015	$19.73251	$20.01259	5,115
	2016	$20.01259	$19.17786	5,150
	2017	$19.17786	$23.82842	5,032
	2018	$23.82842	$22.00656	4,913
	2019	$22.00656	$29.36099	4,519
	2020	$29.36099	$39.28698	3,616
Invesco V.I. American Franchise Fund—Series II
	2011	$14.34202	$13.18568	1,063
	2012	$13.18568	$14.68396	1,060
	2013	$14.68396	$20.16026	992
	2014	$20.16026	$21.41675	990
	2015	$21.41675	$22.03250	631
	2016	$22.03250	$22.07566	0
	2017	$22.07566	$27.54235	0
	2018	$27.54235	$25.99512	0
	2019	$25.99512	$34.83062	0
	2020	$34.83062	$48.57521	0
Invesco V.I. American Value Fund—Series I
	2011	$14.79722	$14.66687	0
	2012	$14.66687	$16.89652	0
	2013	$16.89652	$22.28051	0
	2014	$22.28051	$24.01533	0
	2015	$24.01533	$21.43266	0
	2016	$21.43266	$24.31153	0
	2017	$24.31153	$26.25717	0
	2018	$26.25717	$22.52384	0
	2019	$22.52384	$27.65748	0
	2020	$27.65748	$27.46796	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Value Fund—Series II
	2011	$14.69900	$14.55572	1,060
	2012	$14.55572	$16.73548	1,038
	2013	$16.73548	$22.01322	1,038
	2014	$22.01322	$23.66824	779
	2015	$23.66824	$21.06898	0
	2016	$21.06898	$23.84200	0
	2017	$23.84200	$25.68420	0
	2018	$25.68420	$21.97724	0
	2019	$21.97724	$26.91813	0
	2020	$26.91813	$26.66357	0
Invesco V.I. Comstock Fund, Series II
	2011	$11.43924	$10.99805	4,915
	2012	$10.99805	$12.84476	4,687
	2013	$12.84476	$17.11253	4,370
	2014	$17.11253	$18.33567	2,977
	2015	$18.33567	$16.89191	2,958
	2016	$16.89191	$19.40863	2,764
	2017	$19.40863	$22.41305	2,534
	2018	$22.41305	$19.28819	2,360
	2019	$19.28819	$23.66826	2,258
	2020	$23.66826	$22.99220	1,330
Invesco Oppenheimer V.I. Conservative Balanced Fund—Series II
	2011	$11.64168	$11.47761	0
	2012	$11.47761	$12.63610	0
	2013	$12.63610	$14.00262	0
	2014	$14.00262	$14.85437	0
	2015	$14.85437	$14.67120	0
	2016	$14.67120	$15.12429	0
	2017	$15.12429	$16.18389	0
	2018	$16.18389	$15.01381	0
	2019	$15.01381	$17.28416	0
	2020	$17.28416	$19.45174	0
Invesco Oppenheimer V.I. Total Return Bond Fund—Series II
	2011	$7.49270	$7.94240	46,225
	2012	$7.94240	$8.59344	45,052
	2013	$8.59344	$8.40754	48,594
	2014	$8.40754	$8.82889	47,273
	2015	$8.82889	$8.73188	45,378
	2016	$8.73188	$8.83773	40,120
	2017	$8.83773	$9.06020	33,502
	2018	$9.06020	$8.78082	49,733
	2019	$8.78082	$9.42178	48,809
	2020	$9.42178	$10.12590	47,821

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2011	$13.58475	$13.45363	1,618
	2012	$13.45363	$15.34802	1,611
	2013	$15.34802	$20.44334	1,605
	2014	$20.44334	$21.18655	1,600
	2015	$21.18655	$22.12808	1,342
	2016	$22.12808	$22.18494	0
	2017	$22.18494	$27.98958	0
	2018	$27.98958	$25.75366	0
	2019	$25.75366	$35.16026	0
	2020	$35.16026	$48.42843	0
Invesco V.I. Equity and Income Fund, Series II
	2011	$13.02791	$12.62889	1,202
	2012	$12.62889	$13.93871	1,212
	2013	$13.93871	$17.09597	1,204
	2014	$17.09597	$18.26197	1,187
	2015	$18.26197	$17.47139	1,195
	2016	$17.47139	$19.70524	1,179
	2017	$19.70524	$21.44031	1,176
	2018	$21.44031	$19.00678	1,213
	2019	$19.00678	$22.40239	1,199
	2020	$22.40239	$24.12536	574
Invesco Oppenheimer V.I. Global Fund—Series II
	2011	$20.37410	$18.30374	1,340
	2012	$18.30374	$21.74138	1,340
	2013	$21.74138	$27.11563	1,272
	2014	$27.11563	$27.17776	1,272
	2015	$27.17776	$27.67147	1,272
	2016	$27.67147	$27.13480	1,272
	2017	$27.13480	$36.33099	1,272
	2018	$36.33099	$30.89943	1,272
	2019	$30.89943	$39.89285	1,272
	2020	$39.89285	$49.89084	1,272
Invesco Oppenheimer V.I. Global Strategic Income Fund—Series II
	2011	$16.22730	$16.04102	5,526
	2012	$16.04102	$17.82469	3,444
	2013	$17.82469	$17.44140	3,619
	2014	$17.44140	$17.55598	2,260
	2015	$17.55598	$16.81207	2,088
	2016	$16.81207	$17.54644	5,210
	2017	$17.54644	$18.27393	5,358
	2018	$18.27393	$17.13098	5,525
	2019	$17.13098	$18.60938	5,410
	2020	$18.60938	$18.82364	4,272

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. Growth and Income Fund, Series II
	2011	$16.53814	$15.87534	905
	2012	$15.87534	$17.82744	894
	2013	$17.82744	$23.42070	818
	2014	$23.42070	$25.29364	424
	2015	$25.29364	$24.01787	432
	2016	$24.01787	$28.17248	306
	2017	$28.17248	$31.55432	298
	2018	$31.55432	$26.77550	314
	2019	$26.77550	$32.83178	286
	2020	$32.83178	$32.84140	319
Invesco Oppenheimer V.I. Main Street Fund®—Series II
	2011	$13.97425	$13.68147	11,540
	2012	$13.68147	$15.66767	6,017
	2013	$15.66767	$20.22493	5,622
	2014	$20.22493	$21.92879	4,192
	2015	$21.92879	$22.20536	3,039
	2016	$22.20536	$24.27307	972
	2017	$24.27307	$27.80646	505
	2018	$27.80646	$25.09558	503
	2019	$25.09558	$32.46963	433
	2020	$32.46963	$36.25622	433
Invesco Oppenheimer V.I. Main Street Small Cap Fund®—Series II
	2011	$19.95028	$19.12695	4,679
	2012	$19.12695	$22.10295	2,511
	2013	$22.10295	$30.52588	2,367
	2014	$30.52588	$33.47348	2,191
	2015	$33.47348	$30.87096	2,073
	2016	$30.87096	$35.67812	526
	2017	$35.67812	$39.91666	494
	2018	$39.91666	$35.06810	499
	2019	$35.06810	$43.44228	376
	2020	$43.44228	$51.04397	200
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio
	2011	$13.59708	$13.93958	5,209
	2012	$13.93958	$15.40526	5,144
	2013	$15.40526	$16.36600	5,159
	2014	$16.36600	$16.77171	4,610
	2015	$16.77171	$16.21931	3,314
	2016	$16.21931	$17.86273	2,352
	2017	$17.86273	$19.16045	1,132
	2018	$19.16045	$18.05992	986
	2019	$18.05992	$20.10593	850
	2020	$20.10593	$21.18895	739

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Fundamental Equity Portfolio
	2011	$13.69591	$12.84734	0
	2012	$12.84734	$13.95190	0
	2013	$13.95190	$18.60205	0
	2014	$18.60205	$19.57374	0
	2015	$19.57374	$18.56137	0
	2016	$18.56137	$21.10031	0
	2017	$21.10031	$23.33036	0
	2018	$23.33036	$21.04236	0
	2019	$21.04236	$25.11276	0
	2020	$25.11276	$25.10122	0
Lord Abbett Series Fund, Inc.—Growth and Income Portfolio
	2011	$10.86248	$10.01971	3,982
	2012	$10.01971	$11.02936	624
	2013	$11.02936	$14.72054	572
	2014	$14.72054	$15.56338	572
	2015	$15.56338	$14.84716	0
	2016	$14.84716	$17.07768	0
	2017	$17.07768	$19.01780	0
	2018	$19.01780	$17.15493	0
	2019	$17.15493	$20.63813	0
	2020	$20.63813	$20.81591	0
Lord Abbett Series Fund, Inc.—Growth Opportunities Portfolio
	2011	$15.11853	$13.35644	525
	2012	$13.35644	$14.96649	512
	2013	$14.96649	$20.14876	496
	2014	$20.14876	$20.98910	501
	2015	$20.98910	$21.17465	152
	2016	$21.17465	$21.05315	155
	2017	$21.05315	$25.41536	153
	2018	$25.41536	$24.23748	139
	2019	$24.23748	$32.46141	130
	2020	$32.46141	$44.43613	105
Lord Abbett Series Fund, Inc.—Mid Cap Stock Portfolio
	2011	$11.74127	$11.06885	6,710
	2012	$11.06885	$12.45135	6,102
	2013	$12.45135	$15.93622	5,766
	2014	$15.93622	$17.45519	5,361
	2015	$17.45519	$16.49349	4,921
	2016	$16.49349	$18.85484	1,617
	2017	$18.85484	$19.78374	1,267
	2018	$19.78374	$16.50649	1,361
	2019	$16.50649	$19.88211	813
	2020	$19.88211	$20.01426	764

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Discovery Portfolio—Class II
	2011	$12.39801	$11.30282	1,050
	2012	$11.30282	$12.04231	1,050
	2013	$12.04231	$16.26005	1,050
	2014	$16.26005	$16.26295	1,050
	2015	$16.26295	$15.01509	0
	2016	$15.01509	$13.44304	0
	2017	$13.44304	$18.29983	0
	2018	$18.29983	$19.86267	0
	2019	$19.86267	$27.30426	0
	2020	$27.30426	$67.59188	0
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class II
	2011	$21.59907	$22.67387	597
	2012	$22.67387	$26.24758	594
	2013	$26.24758	$23.52048	591
	2014	$23.52048	$23.76712	589
	2015	$23.76712	$23.06731	587
	2016	$23.06731	$25.05267	0
	2017	$25.05267	$26.96465	0
	2018	$26.96465	$24.61469	0
	2019	$24.61469	$27.60036	0
	2020	$27.60036	$28.60703	0
Morgan Stanley VIF Global Franchise Portfolio—Class II
	2011	$15.58588	$16.69277	3,637
	2012	$16.69277	$18.94912	3,645
	2013	$18.94912	$22.26903	3,674
	2014	$22.26903	$22.85688	3,678
	2015	$22.85688	$23.83998	3,567
	2016	$23.83998	$24.68345	1,193
	2017	$24.68345	$30.48642	1,131
	2018	$30.48642	$29.40898	1,024
	2019	$29.40898	$37.41244	908
	2020	$37.41244	$41.59689	236
Morgan Stanley VIF Growth Portfolio—Class I
	2011	$14.63817	$13.97435	0
	2012	$13.97435	$15.69666	0
	2013	$15.69666	$22.82677	0
	2014	$22.82677	$23.84414	0
	2015	$23.84414	$26.28351	0
	2016	$26.28351	$25.39198	0
	2017	$25.39198	$35.70039	0
	2018	$35.70039	$37.70192	0
	2019	$37.70192	$48.80555	0
	2020	$48.80555	$104.16740	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Growth Portfolio—Class II
	2011	$14.39354	$13.70659	0
	2012	$13.70659	$15.35232	0
	2013	$15.35232	$22.27331	0
	2014	$22.27331	$23.20655	0
	2015	$23.20655	$25.51887	0
	2016	$25.51887	$24.58157	0
	2017	$24.58157	$34.48217	0
	2018	$34.48217	$36.33355	0
	2019	$36.33355	$46.91352	0
	2020	$46.91352	$99.87723	0
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
	2011	$23.85244	$24.75278	2,686
	2012	$24.75278	$28.10614	755
	2013	$28.10614	$28.08662	755
	2014	$28.08662	$35.70130	703
	2015	$35.70130	$35.73630	556
	2016	$35.73630	$37.39671	550
	2017	$37.39671	$37.78391	519
	2018	$37.78391	$34.14777	485
	2019	$34.14777	$39.80083	191
	2020	$39.80083	$32.40507	153
Putnam VT Global Equity Fund—Class IB
	2019	$10.00000	$11.02644	0
	2020	$11.02644	$11.91974	0
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$11.17428	$11.27863	0
	2012	$11.27863	$12.46466	0
	2013	$12.46466	$14.45670	0
	2014	$14.45670	$15.71397	0
	2015	$15.71397	$15.25822	0
	2016	$15.25822	$16.18629	0
	2017	$16.18629	$18.29608	0
	2018	$18.29608	$17.40281	0
	2019	$17.40281	$21.19475	0
	2020	$21.19475	$24.02293	0
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$15.36089	$15.02339	0
	2012	$15.02339	$16.84869	0
	2013	$16.84869	$19.77275	0
	2014	$19.77275	$21.24868	0
	2015	$21.24868	$20.90442	0
	2016	$20.90442	$21.90956	0
	2017	$21.90956	$24.81942	0
	2018	$24.81942	$22.60417	0
	2019	$22.60417	$26.00323	0
	2020	$26.00323	$28.68236	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Global Health Care Fund—Class IB
	2016	$10.00000	$24.75395	0
	2017	$24.75395	$28.03219	0
	2018	$28.03219	$27.36495	0
	2019	$27.36495	$35.01736	0
	2020	$35.01736	$39.98985	0
Putnam VT Government Money Market Fund—Class IB
	2011	$10.07922	$9.90040	64,944
	2012	$9.90040	$9.72367	51,564
	2013	$9.72367	$9.55058	81,837
	2014	$9.55058	$9.38056	53,873
	2015	$9.38056	$9.21357	51,934
	2016	$9.21357	$9.05006	50,706
	2017	$9.05006	$8.91042	46,718
	2018	$8.91042	$8.85357	30,029
	2019	$8.85357	$8.83032	18,780
	2020	$8.83032	$8.68884	17,084
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05226	4,540
	2017	$10.05226	$12.92427	3,126
	2018	$12.92427	$12.99408	3,115
	2019	$12.99408	$17.45098	503
	2020	$17.45098	$23.77375	0
Putnam VT High Yield Fund—Class IB
	2011	$19.28163	$19.26960	1,602
	2012	$19.26960	$21.95344	1,529
	2013	$21.95344	$23.25409	1,522
	2014	$23.25409	$23.19377	1,353
	2015	$23.19377	$21.55940	1,044
	2016	$21.55940	$24.46689	793
	2017	$24.46689	$25.70801	536
	2018	$25.70801	$24.21942	533
	2019	$24.21942	$27.21098	0
	2020	$27.21098	$28.11592	0
Putnam VT Income Fund—Class IB
	2011	$13.26225	$13.67684	15,643
	2012	$13.67684	$14.87445	15,550
	2013	$14.87445	$14.88160	15,998
	2014	$14.88160	$15.55883	14,392
	2015	$15.55883	$15.05743	7,949
	2016	$15.05743	$15.08430	5,709
	2017	$15.08430	$15.64429	1,765
	2018	$15.64429	$15.39408	1,675
	2019	$15.39408	$16.91716	276
	2020	$16.91716	$17.56689	296

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT International Equity Fund—Class IB
	2011	$16.35488	$13.34242	2,584
	2012	$13.34242	$15.97478	2,107
	2013	$15.97478	$20.09299	2,080
	2014	$20.09299	$18.39580	2,087
	2015	$18.39580	$18.09182	2,087
	2016	$18.09182	$17.33292	3,380
	2017	$17.33292	$21.54907	3,042
	2018	$21.54907	$17.11689	3,052
	2019	$17.11689	$21.03954	3,051
	2020	$21.03954	$23.16288	3,036
Putnam VT Equity Income Fund—Class IB
	2011	$13.93055	$13.94459	2,750
	2012	$13.94459	$16.33810	2,609
	2013	$16.33810	$21.24713	2,331
	2014	$21.24713	$23.50867	1,821
	2015	$23.50867	$22.38533	975
	2016	$22.38533	$24.98549	603
	2017	$24.98549	$29.14705	1,557
	2018	$29.14705	$26.19350	1,552
	2019	$26.19350	$33.54725	494
	2020	$33.54725	$34.85949	150
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$13.65908	$13.42083	822
	2012	$13.42083	$15.39825	818
	2013	$15.39825	$20.43453	814
	2014	$20.43453	$22.86097	811
	2015	$22.86097	$21.96290	808
	2016	$21.96290	$24.17054	0
	2017	$24.17054	$29.16610	0
	2018	$29.16610	$26.45544	0
	2019	$26.45544	$34.20168	0
	2020	$34.20168	$39.41048	0
Putnam VT Research Fund—Class IB
	2016	$10.00000	$23.98801	0
	2017	$23.98801	$29.06089	0
	2018	$29.06089	$27.19422	0
	2019	$27.19422	$35.58533	0
	2020	$35.58533	$41.91032	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$16.03084	$14.94416	0
	2012	$14.94416	$17.13576	0
	2013	$17.13576	$22.96172	0
	2014	$22.96172	$25.59275	0
	2015	$25.59275	$25.06179	0
	2016	$25.06179	$26.53165	0
	2017	$26.53165	$33.67402	0
	2018	$33.67402	$32.56402	0
	2019	$32.56402	$43.61007	0
	2020	$43.61007	$55.14257	0
Templeton Developing Markets VIP Fund—Class 2
	2011	$37.41736	$30.92154	503
	2012	$30.92154	$34.36364	500
	2013	$34.36364	$33.43730	505
	2014	$33.43730	$30.08297	516
	2015	$30.08297	$23.75248	504
	2016	$23.75248	$27.39752	1,154
	2017	$27.39752	$37.78327	1,129
	2018	$37.78327	$31.24335	1,135
	2019	$31.24335	$38.87706	1,048
	2020	$38.87706	$44.74350	1,045
Templeton Foreign VIP Fund—Class 2
	2011	$19.43566	$17.05828	6,388
	2012	$17.05828	$19.80670	4,027
	2013	$19.80670	$23.92066	3,869
	2014	$23.92066	$20.87722	3,694
	2015	$20.87722	$19.17218	2,430
	2016	$19.17218	$20.18103	4,422
	2017	$20.18103	$23.13011	3,842
	2018	$23.13011	$19.20678	3,908
	2019	$19.20678	$21.22699	3,748
	2020	$21.22699	$20.60621	3,850

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60% and an administrative expense charge of 0.19%.

XXI.

The following replaces ”Appendix I – Allstate Advisor Preferred Contracts with No Withdrawal Charge Option: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (With MAV Death Benefit Option).”

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
	2016	$10.00000	$15.92894	0
	2017	$15.92894	$18.98433	0
	2018	$18.98433	$17.37019	0
	2019	$17.37019	$22.35052	0
	2020	$22.35052	$28.53093	0
Fidelity® VIP Freedom 2010 PortfolioSM—Service Class 2
	2016	$10.00000	$13.24964	0
	2017	$13.24964	$14.64938	0
	2018	$14.64938	$13.74535	0
	2019	$13.74535	$15.59470	0
	2020	$15.59470	$17.15646	0
Fidelity® VIP Freedom 2020 PortfolioSM—Service Class 2
	2016	$10.00000	$13.21889	0
	2017	$13.21889	$15.06418	0
	2018	$15.06418	$13.86639	0
	2019	$13.86639	$16.29323	0
	2020	$16.29323	$18.32114	0
Fidelity® VIP Freedom 2030 PortfolioSM—Service Class 2
	2016	$10.00000	$13.46606	0
	2017	$13.46606	$15.93109	0
	2018	$15.93109	$14.35573	0
	2019	$14.35573	$17.46389	0
	2020	$17.46389	$19.96652	0
Fidelity® VIP Freedom Income PortfolioSM—Service Class 2
	2016	$10.00000	$11.93561	0
	2017	$11.93561	$12.67721	0
	2018	$12.67721	$12.14183	0
	2019	$12.14183	$13.28565	0
	2020	$13.28565	$14.36162	0
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
	2016	$18.39324	$17.55479	0
	2017	$17.55479	$23.08846	0
	2018	$23.08846	$25.39091	0
	2019	$25.39091	$34.96556	0
	2020	$34.96556	$57.65773	0
Fidelity® VIP Index 500 Portfolio—Service Class 2
	2012	$10.00000	$10.78399	0
	2013	$10.78399	$13.94213	0
	2014	$13.94213	$15.48052	0
	2015	$15.48052	$15.33670	0
	2016	$15.33670	$16.77339	0
	2017	$16.77339	$19.96109	0
	2018	$19.96109	$18.63747	0
	2019	$18.63747	$23.93464	0
	2020	$23.93464	$27.67013	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Fidelity® VIP Mid Cap Portfolio—Service Class 2
	2016	$10.00000	$16.33584	0
	2017	$16.33584	$19.30105	0
	2018	$19.30105	$16.12157	0
	2019	$16.12157	$19.46351	0
	2020	$19.46351	$22.48614	0
Franklin Growth and Income VIP Fund—Class 2
	2011	$14.31186	$14.36514	7,474
	2012	$14.36514	$15.80062	7,389
	2013	$15.80062	$20.07107	6,746
	2014	$20.07107	$21.46886	6,387
	2015	$21.46886	$20.85031	6,168
	2016	$20.85031	$22.81173	1,504
	2017	$22.81173	$25.90549	1,459
	2018	$25.90549	$24.22610	1,434
	2019	$24.22610	$29.83821	1,364
	2020	$29.83821	$30.86095	1,379
Franklin Income VIP Fund—Class 2
	2011	$13.31093	$13.35769	1,413
	2012	$13.35769	$14.74764	526
	2013	$14.74764	$16.46934	526
	2014	$16.46934	$16.88668	526
	2015	$16.88668	$15.38303	526
	2016	$15.38303	$17.19224	526
	2017	$17.19224	$18.48207	526
	2018	$18.48207	$17.33386	526
	2019	$17.33386	$19.71852	526
	2020	$19.71852	$19.46147	526
Franklin Large Cap Growth VIP Fund—Class 2
	2011	$10.51665	$10.15255	17,328
	2012	$10.15255	$11.18103	10,325
	2013	$11.18103	$14.09662	9,036
	2014	$14.09662	$15.53772	6,704
	2015	$15.53772	$16.08495	6,241
	2016	$16.08495	$15.48314	372
	2017	$15.48314	$19.44257	334
	2018	$19.44257	$18.77511	0
	2019	$18.77511	$24.76613	0
	2020	$24.76613	$35.11028	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Franklin Mutual Global Discovery VIP Fund—Class 2
	2011	$11.20113	$10.65372	0
	2012	$10.65372	$11.83598	0
	2013	$11.83598	$14.80413	0
	2014	$14.80413	$15.33780	0
	2015	$15.33780	$14.48382	0
	2016	$14.48382	$15.92491	0
	2017	$15.92491	$16.95183	0
	2018	$16.95183	$14.74996	0
	2019	$14.74996	$17.98048	0
	2020	$17.98048	$16.83718	0
Franklin Mutual Shares VIP Fund—Class 2
	2011	$14.78700	$14.34228	2,415
	2012	$14.34228	$16.05840	2,703
	2013	$16.05840	$20.18703	2,903
	2014	$20.18703	$21.19444	2,505
	2015	$21.19444	$19.74714	2,338
	2016	$19.74714	$22.46337	2,336
	2017	$22.46337	$23.85680	502
	2018	$23.85680	$21.26107	502
	2019	$21.26107	$25.54340	501
	2020	$25.54340	$23.77380	501
Franklin Small Cap Value VIP Fund—Class 2
	2011	$21.52352	$20.30273	4,695
	2012	$20.30273	$23.55664	3,883
	2013	$23.55664	$31.45487	4,051
	2014	$31.45487	$31.00484	3,231
	2015	$31.00484	$28.14298	3,213
	2016	$28.14298	$35.91181	3,180
	2017	$35.91181	$38.95053	1,084
	2018	$38.95053	$33.25796	1,004
	2019	$33.25796	$41.18744	982
	2020	$41.18744	$42.46529	954
Franklin U.S. Government Securities VIP Fund—Class 2
	2011	$12.01879	$12.44945	1,938
	2012	$12.44945	$12.43131	1,777
	2013	$12.43131	$11.91118	1,632
	2014	$11.91118	$12.06922	1,498
	2015	$12.06922	$11.88517	1,368
	2016	$11.88517	$11.72661	1,236
	2017	$11.72661	$11.64842	1,116
	2018	$11.64842	$11.45460	1,002
	2019	$11.45460	$11.81465	895
	2020	$11.81465	$12.02401	793

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Capital Appreciation Fund—Series II
	2011	$12.48528	$12.06919	11,520
	2012	$12.06919	$13.46162	5,547
	2013	$13.46162	$17.07661	5,421
	2014	$17.07661	$19.26872	5,168
	2015	$19.26872	$19.50241	4,785
	2016	$19.50241	$18.65102	4,708
	2017	$18.65102	$23.12744	4,547
	2018	$23.12744	$21.31620	4,345
	2019	$21.31620	$28.38306	4,195
	2020	$28.38306	$37.90254	3,997
Invesco V.I. American Franchise Fund—Series II
	2011	$14.10780	$12.94397	292
	2012	$12.94397	$14.38537	292
	2013	$14.38537	$19.71011	284
	2014	$19.71011	$20.89590	83
	2015	$20.89590	$21.45289	0
	2016	$21.45289	$21.45126	0
	2017	$21.45126	$26.70977	0
	2018	$26.70977	$25.15858	0
	2019	$25.15858	$33.64236	0
	2020	$33.64236	$46.82430	0
Invesco V.I. American Value Fund—Series I
	2011	$14.59742	$14.43942	2,414
	2012	$14.43942	$16.60054	2,396
	2013	$16.60054	$21.84569	2,323
	2014	$21.84569	$23.49869	2,213
	2015	$23.49869	$20.92885	2,156
	2016	$20.92885	$23.69186	2,093
	2017	$23.69186	$25.53667	2,025
	2018	$25.53667	$21.86168	1,956
	2019	$21.86168	$26.79075	1,891
	2020	$26.79075	$26.55392	1,807
Invesco V.I. American Value Fund—Series II
	2011	$14.50051	$14.32999	259
	2012	$14.32999	$16.44232	257
	2013	$16.44232	$21.58360	247
	2014	$21.58360	$23.15906	37
	2015	$23.15906	$20.57371	39
	2016	$20.57371	$23.23426	37
	2017	$23.23426	$24.97939	37
	2018	$24.97939	$21.33113	0
	2019	$21.33113	$26.07454	0
	2020	$26.07454	$25.77628	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. Comstock Fund, Series II
	2011	$11.28474	$10.82745	7,571
	2012	$10.82745	$12.61971	5,967
	2013	$12.61971	$16.77850	6,263
	2014	$16.77850	$17.94116	4,637
	2015	$17.94116	$16.49480	4,608
	2016	$16.49480	$18.91386	4,553
	2017	$18.91386	$21.79798	887
	2018	$21.79798	$18.72111	654
	2019	$18.72111	$22.92647	625
	2020	$22.92647	$22.22703	598
Invesco Oppenheimer V.I. Conservative Balanced Fund—Series II
	2011	$11.45154	$11.26721	2,813
	2012	$11.26721	$12.37916	2,792
	2013	$12.37916	$13.68997	2,708
	2014	$13.68997	$14.49314	2,581
	2015	$14.49314	$14.28527	2,515
	2016	$14.28527	$14.69655	2,443
	2017	$14.69655	$15.69468	2,365
	2018	$15.69468	$14.53068	2,286
	2019	$14.53068	$16.69452	2,211
	2020	$16.69452	$18.75060	2,112
Invesco Oppenheimer V.I. Total Return Bond Fund—Series II
	2011	$7.39786	$7.82595	778
	2012	$7.82595	$8.45015	447
	2013	$8.45015	$8.25051	406
	2014	$8.25051	$8.64636	368
	2015	$8.64636	$8.53394	332
	2016	$8.53394	$8.61985	295
	2017	$8.61985	$8.81913	261
	2018	$8.81913	$8.53000	229
	2019	$8.53000	$9.13434	199
	2020	$9.13434	$9.79735	170
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2011	$13.36286	$13.20698	4,837
	2012	$13.20698	$15.03588	5,238
	2013	$15.03588	$19.98682	5,419
	2014	$19.98682	$20.67124	5,275
	2015	$20.67124	$21.54590	5,175
	2016	$21.54590	$21.55740	5,075
	2017	$21.55740	$27.14341	1,946
	2018	$27.14341	$24.92482	1,815
	2019	$24.92482	$33.96067	1,724
	2020	$33.96067	$46.68263	1,620

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. Equity and Income Fund, Series II
	2011	$12.85200	$12.43304	807
	2012	$12.43304	$13.69455	807
	2013	$13.69455	$16.76232	807
	2014	$16.76232	$17.86910	0
	2015	$17.86910	$17.06071	0
	2016	$17.06071	$19.20299	0
	2017	$19.20299	$20.85199	0
	2018	$20.85199	$18.44805	0
	2019	$18.44805	$21.70038	0
	2020	$21.70038	$23.32262	0
Invesco Oppenheimer V.I. Global Fund—Series II
	2011	$20.04140	$17.96824	2,786
	2012	$17.96824	$21.29932	2,764
	2013	$21.29932	$26.51025	2,686
	2014	$26.51025	$26.51688	2,427
	2015	$26.51688	$26.94359	2,300
	2016	$26.94359	$26.36738	2,233
	2017	$26.36738	$35.23282	2,160
	2018	$35.23282	$29.90511	2,086
	2019	$29.90511	$38.53194	2,016
	2020	$38.53194	$48.09251	1,928
Invesco Oppenheimer V.I. Global Strategic Income Fund—Series II
	2011	$15.96239	$15.74710	1,473
	2012	$15.74710	$17.46237	15,079
	2013	$17.46237	$17.05206	16,385
	2014	$17.05206	$17.12913	16,490
	2015	$17.12913	$16.36990	16,652
	2016	$16.36990	$17.05026	1,900
	2017	$17.05026	$17.72161	1,935
	2018	$17.72161	$16.57979	1,439
	2019	$16.57979	$17.97462	1,467
	2020	$17.97462	$18.14519	1,496
Invesco V.I. Growth and Income Fund, Series II
	2011	$16.26809	$15.58437	7,629
	2012	$15.58437	$17.46496	4,642
	2013	$17.46496	$22.89781	4,518
	2014	$22.89781	$24.67857	4,345
	2015	$24.67857	$23.38609	4,191
	2016	$23.38609	$27.37572	4,083
	2017	$27.37572	$30.60052	3,980
	2018	$30.60052	$25.91390	3,734
	2019	$25.91390	$31.71178	3,635
	2020	$31.71178	$31.65761	3,507

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco Oppenheimer V.I. Main Street Fund®—Series II
	2011	$13.74608	$13.43072	7,003
	2012	$13.43072	$15.34915	2,155
	2013	$15.34915	$19.77347	2,353
	2014	$19.77347	$21.39563	2,339
	2015	$21.39563	$21.62136	2,244
	2016	$21.62136	$23.58670	2,239
	2017	$23.58670	$26.96607	389
	2018	$26.96607	$24.28816	147
	2019	$24.28816	$31.36213	146
	2020	$31.36213	$34.94951	137
Invesco Oppenheimer V.I. Main Street Small Cap Fund®—Series II
	2011	$19.62449	$18.77636	5,270
	2012	$18.77636	$21.65354	2,808
	2013	$21.65354	$29.84438	2,279
	2014	$29.84438	$32.65954	2,140
	2015	$32.65954	$30.05894	2,219
	2016	$30.05894	$34.66915	626
	2017	$34.66915	$38.71013	622
	2018	$38.71013	$33.93967	460
	2019	$33.93967	$41.96032	460
	2020	$41.96032	$49.20412	460
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio
	2011	$13.42503	$13.73524	2,277
	2012	$13.73524	$15.14845	553
	2013	$15.14845	$16.06040	526
	2014	$16.06040	$16.42502	492
	2015	$16.42502	$15.85168	454
	2016	$15.85168	$17.42242	413
	2017	$17.42242	$18.65071	384
	2018	$18.65071	$17.54410	235
	2019	$17.54410	$19.49261	204
	2020	$19.49261	$20.50150	175
Lord Abbett Series Fund, Inc.—Fundamental Equity Portfolio
	2011	$13.52253	$12.65891	708
	2012	$12.65891	$13.71920	663
	2013	$13.71920	$18.25456	623
	2014	$18.25456	$19.16899	364
	2015	$19.16899	$18.14052	328
	2016	$18.14052	$20.58003	291
	2017	$20.58003	$22.70951	258
	2018	$22.70951	$20.44117	226
	2019	$20.44117	$24.34650	196
	2020	$24.34650	$24.28662	168

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Lord Abbett Series Fund, Inc.—Growth and Income Portfolio
	2011	$10.72495	$9.87275	223
	2012	$9.87275	$10.84541	223
	2013	$10.84541	$14.44557	223
	2014	$14.44557	$15.24156	0
	2015	$15.24156	$14.51053	0
	2016	$14.51053	$16.65661	0
	2017	$16.65661	$18.51175	0
	2018	$18.51175	$16.66483	0
	2019	$16.66483	$20.00844	0
	2020	$20.00844	$20.14040	0
Lord Abbett Series Fund, Inc.—Growth Opportunities Portfolio
	2011	$14.92717	$13.16056	911
	2012	$13.16056	$14.71691	811
	2013	$14.71691	$19.77245	737
	2014	$19.77245	$20.55513	669
	2015	$20.55513	$20.69461	602
	2016	$20.69461	$20.53408	535
	2017	$20.53408	$24.73910	474
	2018	$24.73910	$23.54509	416
	2019	$23.54509	$31.47104	361
	2020	$31.47104	$42.99428	309
Lord Abbett Series Fund, Inc.—Mid Cap Stock Portfolio
	2011	$11.59267	$10.90655	11,094
	2012	$10.90655	$12.24374	3,291
	2013	$12.24374	$15.63861	3,547
	2014	$15.63861	$17.09434	2,719
	2015	$17.09434	$16.11961	2,722
	2016	$16.11961	$18.39003	2,706
	2017	$18.39003	$19.25739	225
	2018	$19.25739	$16.03500	0
	2019	$16.03500	$19.27557	0
	2020	$19.27557	$19.36486	0
Morgan Stanley VIF Discovery Portfolio—Class II
	2012	$10.00000	$11.87950	0
	2013	$11.87950	$16.00757	0
	2014	$16.00757	$15.97780	0
	2015	$15.97780	$14.72177	0
	2016	$14.72177	$13.15366	0
	2017	$13.15366	$17.87008	0
	2018	$17.87008	$19.35719	0
	2019	$19.35719	$26.55621	0
	2020	$26.55621	$65.60895	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Emerging Markets Debt Portfolio—Class II
	2011	$21.24644	$22.25839	852
	2012	$22.25839	$25.71404	941
	2013	$25.71404	$22.99541	1,047
	2014	$22.99541	$23.18922	1,053
	2015	$23.18922	$22.46058	1,049
	2016	$22.46058	$24.34421	1,043
	2017	$24.34421	$26.14965	323
	2018	$26.14965	$23.82269	166
	2019	$23.82269	$26.65888	166
	2020	$26.65888	$27.57593	166
Morgan Stanley VIF Global Franchise Portfolio—Class II
	2011	$15.36508	$16.42285	543
	2012	$16.42285	$18.60468	542
	2013	$18.60468	$21.81975	541
	2014	$21.81975	$22.35015	342
	2015	$22.35015	$23.26399	342
	2016	$23.26399	$24.03819	341
	2017	$24.03819	$29.63003	341
	2018	$29.63003	$28.52532	340
	2019	$28.52532	$36.21575	340
	2020	$36.21575	$40.18582	340
Morgan Stanley VIF Growth Portfolio—Class I
	2016	$10.00000	$24.74478	0
	2017	$24.74478	$34.72084	0
	2018	$34.72084	$36.59368	0
	2019	$36.59368	$47.27619	0
	2020	$47.27619	$100.70191	0
Morgan Stanley VIF Growth Portfolio—Class II
	2011	$14.19914	$13.49399	352
	2012	$13.49399	$15.08336	352
	2013	$15.08336	$21.83858	305
	2014	$21.83858	$22.70726	306
	2015	$22.70726	$24.91899	0
	2016	$24.91899	$23.95498	0
	2017	$23.95498	$33.53600	0
	2018	$33.53600	$35.26548	0
	2019	$35.26548	$45.44341	0
	2020	$45.44341	$96.55436	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
	2011	$23.46283	$24.29902	1,059
	2012	$24.29902	$27.53460	1,051
	2013	$27.53460	$27.45944	1,062
	2014	$27.45944	$34.83308	436
	2015	$34.83308	$34.79624	427
	2016	$34.79624	$36.33909	429
	2017	$36.33909	$36.64181	443
	2018	$36.64181	$33.04894	219
	2019	$33.04894	$38.44306	219
	2020	$38.44306	$31.23694	219
Putnam VT Global Equity Fund—Class IB
	2019	$10.00000	$11.01423	0
	2020	$11.01423	$11.88273	0
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$10.99178	$11.07189	0
	2012	$11.07189	$12.21122	0
	2013	$12.21122	$14.13393	0
	2014	$14.13393	$15.33184	0
	2015	$15.33184	$14.85684	0
	2016	$14.85684	$15.72849	0
	2017	$15.72849	$17.74300	0
	2018	$17.74300	$16.84279	0
	2019	$16.84279	$20.47170	0
	2020	$20.47170	$23.15700	0
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$15.11007	$14.74806	892
	2012	$14.74806	$16.50616	985
	2013	$16.50616	$19.33134	1,066
	2014	$19.33134	$20.73201	1,006
	2015	$20.73201	$20.35457	1,002
	2016	$20.35457	$21.28996	951
	2017	$21.28996	$24.06924	933
	2018	$24.06924	$21.87685	958
	2019	$21.87685	$25.11623	969
	2020	$25.11623	$27.64861	947

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Global Health Care Fund—Class IB
	2011	$12.99786	$12.58970	274
	2012	$12.58970	$15.08620	274
	2013	$15.08620	$20.94673	274
	2014	$20.94673	$26.20516	274
	2015	$26.20516	$27.68357	274
	2016	$27.68357	$24.05383	274
	2017	$24.05383	$27.18481	273
	2018	$27.18481	$26.48434	273
	2019	$26.48434	$33.82274	273
	2020	$33.82274	$38.54835	273
Putnam VT Government Money Market Fund—Class IB
	2011	$9.91465	$9.71898	21,607
	2012	$9.71898	$9.52600	20,862
	2013	$9.52600	$9.33736	22,697
	2014	$9.33736	$9.15247	23,694
	2015	$9.15247	$8.97123	23,147
	2016	$8.97123	$8.79413	1,853
	2017	$8.79413	$8.64109	3,996
	2018	$8.64109	$8.56868	2,668
	2019	$8.56868	$8.52909	2,732
	2020	$8.52909	$8.37566	2,750
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.04991	0
	2017	$10.04991	$12.89538	0
	2018	$12.89538	$12.93895	0
	2019	$12.93895	$17.34220	0
	2020	$17.34220	$23.57834	0
Putnam VT High Yield Fund—Class IB
	2011	$18.96685	$18.91652	1,822
	2012	$18.91652	$21.50721	2,018
	2013	$21.50721	$22.73505	2,174
	2014	$22.73505	$22.62990	1,985
	2015	$22.62990	$20.99241	1,879
	2016	$20.99241	$23.77508	1,851
	2017	$23.77508	$24.93108	189
	2018	$24.93108	$23.44025	166
	2019	$23.44025	$26.28293	144
	2020	$26.28293	$27.10268	123

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Income Fund—Class IB
	2011	$13.04570	$13.42622	19,889
	2012	$13.42622	$14.57208	16,359
	2013	$14.57208	$14.54939	17,333
	2014	$14.54939	$15.18054	16,952
	2015	$15.18054	$14.66141	16,770
	2016	$14.66141	$14.65775	410
	2017	$14.65775	$15.17146	389
	2018	$15.17146	$14.89880	216
	2019	$14.89880	$16.34015	188
	2020	$16.34015	$16.93379	161
Putnam VT International Equity Fund—Class IB
	2011	$16.08784	$13.09784	0
	2012	$13.09784	$15.64994	0
	2013	$15.64994	$19.64437	0
	2014	$19.64437	$17.94843	0
	2015	$17.94843	$17.61587	0
	2016	$17.61587	$16.84265	0
	2017	$16.84265	$20.89762	0
	2018	$20.89762	$16.56601	0
	2019	$16.56601	$20.32170	0
	2020	$20.32170	$22.32784	0
Putnam VT Equity Income Fund—Class IB
	2011	$13.70305	$13.68898	1,865
	2012	$13.68898	$16.00587	172
	2013	$16.00587	$20.77272	165
	2014	$20.77272	$22.93698	156
	2015	$22.93698	$21.79648	82
	2016	$21.79648	$24.27885	79
	2017	$24.27885	$28.26601	247
	2018	$28.26601	$25.35062	149
	2019	$25.35062	$32.40285	129
	2020	$32.40285	$33.60295	111
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$13.43598	$13.17479	0
	2012	$13.17479	$15.08512	0
	2013	$15.08512	$19.97826	0
	2014	$19.97826	$22.30505	0
	2015	$22.30505	$21.38517	0
	2016	$21.38517	$23.48696	0
	2017	$23.48696	$28.28449	0
	2018	$28.28449	$25.60415	0
	2019	$25.60415	$33.03497	0
	2020	$33.03497	$37.98996	0

ALLSTATE ADVISOR VARIABLE ANNUITY: Allstate Advisor Preferred Contracts with No Withdrawal Charge Option—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with MAV Death Benefit Option

Mortality & Expense = 1.80

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Research Fund—Class IB
	2016	$10.00000	$23.30952	0
	2017	$23.30952	$28.18239	0
	2018	$28.18239	$26.31907	0
	2019	$26.31907	$34.37129	0
	2020	$34.37129	$40.39956	0
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$15.76905	$14.67022	129
	2012	$14.67022	$16.78732	128
	2013	$16.78732	$22.44904	128
	2014	$22.44904	$24.97038	128
	2015	$24.97038	$24.40252	128
	2016	$24.40252	$25.78125	128
	2017	$25.78125	$32.65613	127
	2018	$32.65613	$31.51614	127
	2019	$31.51614	$42.12235	127
	2020	$42.12235	$53.15498	127
Templeton Developing Markets VIP Fund—Class 2
	2011	$36.80663	$30.35496	3,621
	2012	$30.35496	$33.66512	2,610
	2013	$33.66512	$32.69090	2,610
	2014	$32.69090	$29.35152	2,613
	2015	$29.35152	$23.12767	2,550
	2016	$23.12767	$26.62270	2,522
	2017	$26.62270	$36.64130	2,491
	2018	$36.64130	$30.23803	2,421
	2019	$30.23803	$37.55089	2,405
	2020	$37.55089	$43.13072	2,388
Templeton Foreign VIP Fund—Class 2
	2011	$19.11830	$16.74560	7,055
	2012	$16.74560	$19.40397	4,380
	2013	$19.40397	$23.38659	4,261
	2014	$23.38659	$20.36950	4,252
	2015	$20.36950	$18.66779	4,377
	2016	$18.66779	$19.61018	1,828
	2017	$19.61018	$22.43084	284
	2018	$22.43084	$18.58864	0
	2019	$18.58864	$20.50275	0
	2020	$20.50275	$19.86333	0

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.80% and an administrative expense charge of 0.19%.

THE PUTNAM ALLSTATE ADVISOR VARIABLE ANNUITIES

(ADVISOR, ADVISOR PLUS, ADVISOR PREFERRED)

Group Flexible Premium Deferred Variable Annuity Contract

Issued By

Wilton Reassurance Life Company of New York

Through

Allstate Life of New York Separate Account A

Supplement dated November 1, 2021 to the Prospectus dated May 1, 2007

Administrative Office:

Street Address: 5801 SW 6th Ave., Topeka, KS 66636

Mailing Address: P.O. Box 758559, Topeka, KS 66675-8559

Telephone Number: 1-800-457-8207

Fax: 1-785-228-4584

This supplement updates certain information contained in the prospectus, dated May 1, 2007, for The Putnam Allstate Advisor Variable Annuities group flexible premium deferred variable annuity contracts (the “Contract”). Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Wilton Reassurance Life Company of New York (“WRNY”) is supplementing the prospectus dated May 1, 2007 for The Putnam Allstate Advisor Variable Annuities (the “Contract”) to provide information regarding the merger (the “Merger”) of Allstate Life Insurance Company of New York (“Allstate New York”), with and into WRNY and to update certain other information since the prospectus was last updated. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Allstate New York. On November 1, 2021 Allstate New York merged into WRNY a subsidiary of WRAC (the “Merger”).

Before the Merger, Allstate New York was the issuer of your Contract. After the Merger, Allstate New York’s corporate existence ceased by operation of law, and WRNY assumed legal ownership of all of the assets of Allstate New York, including Allstate Life of New York Separate Account A (the “Variable Account”) that funds the Contract, and the assets of the Variable Account. As a result of the merger, WRNY became responsible for all liabilities and obligations of Allstate New York, including those created under your Contract.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change the insurance company that provides your Contract benefits from Allstate New York to WRNY. The Merger did not affect your Contract’s values or result in any adverse tax consequences for any Contractowners. Contractowners will not be charged additional fees or expenses as a result of the Merger.

All references in the prospectus to Allstate Life Insurance Company of New York are changed to Wilton Reassurance Life Company of New York.

You will receive a Contract endorsement from WRNY that reflects the change from Allstate New York to WRNY. Until we amend all forms we use that are related to the Contract, we may still reflect Allstate New York in correspondence and disclosure to you.

The Contract is no longer available for new sales, but owners of outstanding Contracts may continue to make additional purchase payments.

You can contact us about your Contract by writing to us at P.O. Box 758559, Topeka, KS 66675-8559 or calling us at 1-800-457-8207. You may obtain a copy of the Prospectus without charge by going to https://www.accessallstate.com.

Revisions to the Prospectus

The information below describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

I.

References to Allstate Life Insurance Company of New York (including references to “Allstate New York,” “we,” “us” and “our”) throughout the prospectus that are not otherwise addressed below are replaced with references to WRNY.

II.

Please note that there are currently up to 20 Variable Sub-Accounts available for investment under the Contract, depending on the date you purchased your Contract, each investing in a different underlying Fund with its own investment objective, policies and risks.

III.

The following replaces the information related to total annual operating expenses of the Funds and the subsequent cost example on page 11 under “ANNUAL PORTFOLIO EXPENSES.” Please note that the fees and expenses of the Contract have not changed as a result of the Merger, and the following information is being provided solely to update the total annual operating expenses of the Funds and to update the cost example.

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. These expenses may vary from year to year. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio’s fees and expenses appears in the prospectus for each Portfolio.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses) Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2020.	0.70%	1.40%

Example

This example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses. The example shows the dollar amount of expenses that you would bear directly or indirectly if you:

•	invested $10,000 in the Contract for the time periods indicated,

•	earned a 5% annual return on your investment,
•	surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period,
•	elected the Retirement Income Guarantee Rider prior to January 1, 2004;

The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

Putnam Allstate Advisor - 333-61698

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

If you surrender your annuity or annuitize for less than 120 months	$1,175	$2,027	$2,781	$4,777	$1,104	$1,820	$2,445	$4,152

If you keep the annuity or annuitize for 120 months or more	$475	$1,427	$2,381	$4,777	$404	$1,220	$2,045	$4,152

Putnam Allstate Adv Plus - 333-61698

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

If you surrender your annuity or annuitize for less than 120 months	$1,325	$2,277	$3,031	$4,777	$1,254	$2,070	$2,695	$4,152

If you keep the annuity or annuitize for 120 months or more	$475	$1,427	$2,381	$4,777	$404	$1,220	$2,045	$4,152

Putnam AS Adviser Pref 0-yr - 333-61698

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

If you surrender your annuity or annuitize for less than 120 months	$475	$1,427	$2,381	$4,777	$404	$1,220	$2,045	$4,152

If you keep the annuity or annuitize for 120 months or more	$475	$1,427	$2,381	$4,777	$404	$1,220	$2,045	$4,152

Putnam AS Adviser Pref 3-yr - 333-61698

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

If you surrender your annuity or annuitize for less than 120 months	$1,175	$1,927	$2,381	$4,777	$1,104	$1,720	$2,045	$4,152

If you keep the annuity or annuitize for 120 months or more	$475	$1,427	$2,381	$4,777	$404	$1,220	$2,045	$4,152

Putnam AS Adviser Pref 5-yr - 333-61698

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

If you surrender your annuity or annuitize for less than 120 months	$1,175	$1,927	$2,681	$4,777	$1,104	$1,720	$2,345	$4,152

If you keep the annuity or annuitize for 120 months or more	$475	$1,427	$2,381	$4,777	$404	$1,220	$2,045	$4,152

Please remember that you are looking at examples and not a representation of past or future expenses. Your rate of return may be higher or lower than 5%, which is not guaranteed.

IV.	The following replaces the section titled “Financial Information” on page 13.

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the “ACCUMULATION UNIT.” Each Variable Sub-Account has a separate value for its Accumulation Units we call the “ACCUMULATION UNIT VALUE.” Accumulation Unit Value is similar to, but not the same as, the share price of a mutual fund.

Attached as Appendix A to this prospectus are tables showing the Accumulation Unit Values of each Variable Sub-Account currently available under the Contract. As a result of the merger, the Contracts are now issued through the Variable Account. For more information, see the supplement dated November 1, 2021 to the Statement of Additional Information, which contains the following financial statements:

• The statements of net assets of each of the individual Sub-Accounts, which comprise the Variable Account, as of December 31, 2020, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two-year period ended December 31, 2020 and the accompanying Report of Independent Registered Public Accounting Firm are incorporated herein by reference to Form N-VPFS , SEC file No. 811-07467, filed on April 16, 2021.

• The financial statements of Allstate Life Insurance Company of New York as of and for the years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, and unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020; and

• The financial statements of Wilton Reassurance Life Company of New York as of and for each of the three years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020, and unaudited pro-forma financial information reflecting the Merger.

The financial statements of Allstate Life Insurance Company of New York and the financial statements of Wilton Reassurance Life Company of New York are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. The financial statements of the Variable Account are presented in conformity with accounting principles generally accepted in the United States of America.

For a free copy of the SAI and the supplement dated November 1, 2021, simply call or write us at the phone number or address of our Administrative Office: P.O. Box 758559, Topeka, KS 66675-8559, 1-800-457-8207. In addition, the SAI and the supplement dated November 1, 2021 is available on the SEC’s website at www.sec.gov.

V.	The following replaces the table in the section titled “Investment Alternatives: The Variable Sub-Accounts” beginning on page 16:

Portfolio:	Objective:	Investment Adviser:
Putnam Variable Trust (Class IB)
Putnam VT Sustainable Future Fund – Class IB	Long-term capital appreciation.	Putnam Investment Management, LLC
Putnam VT Small Cap Growth Fund – Class IB*	Capital appreciation.
Putnam VT Mortgage Securities Fund – Class IB	Seeks as high a level of current income as Putnam Investment Management, LLC believes is consistent with preservation of capital.
Putnam VT Research Fund – Class IB	Capital appreciation
Putnam VT Sustainable Leaders Fund – Class IB	Long-term capital appreciation
Putnam VT Diversified Income Fund – Class IB	Seeks as high a level of current income as Putnam Investment Management, LLC believes is consistent with preservation of capital
Putnam VT International Value Fund	Capital growth; current income is a secondary objective.
Putnam VT Emerging Markets Equity Fund	Long-term capital appreciation.
Putnam VT George Putnam Balanced Fund	Provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which produce both capital growth and current income.
Putnam VT Global Health Care Fund	Capital appreciation.
Putnam VT Multi-Cap Core Fund	Capital appreciation.
Putnam VT Large Cap Value Fund - Class IB	The fund seeks capital growth and current income.
Putnam VT International Equity Fund - Class IB	The fund seeks capital appreciation.
Putnam VT Small Cap Value Fund - Class IB	The fund seeks capital appreciation.

Putnam VT Growth Opportunities Fund - Class IB	The fund seeks capital appreciation.
Putnam VT Focused International Equity Fund ((formerly Putnam VT Global Equity Fund)	Capital appreciation.
Putnam VT Global Asset Allocation Fund	Long-term return consistent with preservation of capital.
Putnam VT Government Money Market Fund	Seeks as high a rate of current income as Putnam Investment Management, LLC believes is consistent with preservation of capital and maintenance of liquidity.
Putnam VT Income Fund	High current income consistent with what Putnam Investment Management, LLC believes to be prudent risk.
Putnam VT High Yield Fund	High current income; capital growth is a secondary goal when consistent with achieving high current income.

* closed to all contract owners except those contract owners who have contract value invested in the variable sub-accounts as of the notice date

VI.	The following replaces the section titled “ALLSTATE NEW YORK” under the heading “More Information” beginning on page 30:

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

WRNY is a stock life insurance company incorporated under the laws of the State of New York. On October 1, 2021, Allstate New York became a wholly owned subsidiary of Wilton Reassurance Company (“Wilton”), a life insurance company incorporated under the laws of Minnesota. Subsequent to the acquisition, on November 1, 2021, Allstate New York merged into and become a part of WRNY another wholly owned subsidiary of Wilton. WRNY is engaged in the administration of life insurance and annuity contracts and is licensed in all 50 states, the District of Columbia, and the U.S. Virgin Islands.

WRNY’s home office is located at 800 Westchester Avenue, Suite 641 North, Rye Brook, New York.

VII.	The following replaces the first paragraph under the section titled “THE VARIABLE ACCOUNT” under the heading “More Information” on page 31:

THE VARIABLE ACCOUNT

Allstate New York established the Allstate Life Insurance Company of New York Separate Account A on December 15, 1995. The accumulation unit values for the Variable Sub- Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or WRNY. Due to the merger of Allstate New York into WRNY, Variable Account became a separate account of WRNY on November 1, 2021.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York insurance law. That means we account for the Variable Account’s income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of WRNY.

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account.

VIII.	The following replaces the section titled “THE CONTRACT” under the heading “More Information” on page 32:

THE CONTRACT

The Contracts are no longer offered for new sales, but existing Contractowners may continue to make additional purchase payments. As such, the Contract is considered to be continuously offered by WRNY and the Variable Account.

Allstate Distributors, LLC, (“ADLLC”) located at 3075 Sanders Road, Northbrook, IL 60062, serves as principal underwriter of the Contracts. ADLLC is a wholly owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and is a member of the FINRA.

WRNY pays ADLLC a fee for its customary services as principal underwriter.

IX.	The following replaces the section titled “LEGAL MATTERS” on page 32:

LEGAL MATTERS

All matters of New York state law pertaining to the Contracts, including the validity of the Contracts and WRNY’s right to issue such Contracts under New York state insurance law, have been passed upon by Jaime Merritt, Assistant Secretary of WRNY.

X. The following replaces the section under the heading “TAXES” on page 33:

TAXES

This section provides a general summary of the federal tax law as it pertains to the Contract. We believe that the Contract will qualify as a tax-deferred annuity contract for federal income tax purposes and the following summary assumes so. We do not discuss state or local taxes herein, except as noted. The law described herein could change, possibly retroactively. We have the right to modify the Contract in response to changes in the law that affect the favorable tax treatment for annuity owners. We do not offer this summary as tax advice, for which you should consult a qualified tax adviser.

Taxation of a Contract will depend, in part, on whether the Contract is purchased as part of a qualified retirement plan, IRA, Roth IRA or other retirement account or plan that is qualified for special treatment under the Code (each a “Qualified Contract”) or outside of a retirement account or plan that is qualified for special treatment under the Code (each a “Non-Qualified Contract”).

Taxation of Qualified Contracts

The following discussion applies to a Contract that has been purchased as part of a Qualified Contract. If a Qualified Contract is purchased, the tax treatment of purchase payments, annuity payments, surrenders and death benefits with respect to a Qualified Contract will be governed by the tax law applicable to qualified retirement plans and IRAs. The IRS has not reviewed the Contracts for qualification as an appropriate investment for a retirement plan, IRA, Roth IRA or other retirement account or plan that is qualified for special treatment under the Code.

Individual Retirement Annuities (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. An additional 10% tax generally applies to distributions made before age 59 1⁄2, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1⁄2 are subject to an additional 10 percent tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and an additional 10% tax may apply to distributions made (1) before age 59 1⁄2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. An additional 10% tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allows corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee’s retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1⁄2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

If your Contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the Contract, and transactions under the Contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Section 457(b) Plans, while not actually providing for a qualified plan as that term is normally used, Section 457(b) provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer.

Withdrawals

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract’’ to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the “investment in the contract” under a Qualified Contract can be zero.

Other Tax Issues

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirements plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

On December 20, 2019, the SECURE Act was passed as part of the comprehensive government appropriations bill. The legislation makes significant changes to laws affecting retirement plans and includes provisions with an immediate or January 1, 2020 effective date.

Please note the following changes to the required minimum distribution (“RMD”) rules:

•

The SECURE Act limits the availability of the “stretch” feature for non-spouse beneficiaries of IRAs and defined contribution retirement plans. Most non-spouse beneficiaries will no longer be able to satisfy the RMD rules with lifetime distributions, but will have to take their distributions within ten years after your death. Certain exceptions apply to “eligible designated beneficiaries which include disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased individual, and children who have not reached the age of majority. This change applies to distributions to designated beneficiaries of individuals who die on and after January 1, 2020.

•

The age on which RMDs generally must begin is extended from age 70 1⁄2 to age 72 for individuals who reach age 70 1⁄2 on or after January 1, 2020. Individuals who had already attained age 70 1⁄2 as of that date must begin or continue taking required minimum distributions based on age 70 1⁄2 required beginning date.

Consult your tax adviser if you think you may be affected by these changes.

Taxation of Non-Qualified Contracts

The following discussion applies to Non-Qualified Contracts. Purchase payments for Non-Qualified Contracts are on an “after-tax” basis, so you pay federal income tax only on your net earnings and net realized gains under the Contract. Generally, these earnings and gains are taxed when you receive distributions thereof under the Contract.

When a non-natural person owns a Non-Qualified Contract, the Contract generally will not be treated as an annuity for federal tax purposes and thus will not enjoy the benefit of tax deferral. However, a Contract owned by a non-natural person as agent for an individual will be treated as an annuity for those purposes.

This summary assumes that the Contractowner is a natural person who is a U.S. citizen or U.S. resident. The federal tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different.

Purchase Payments

Your purchase payments are not deductible from your gross income for federal income tax purposes.

Increases in Accumulated Value

Generally, you pay no federal income tax on increases in your Contract’s Accumulated Value until there is a distribution from a Contract. A distribution occurs when there is a partial withdrawal or full surrender or annuity payments begin.

Annuity Payments

Once annuity payments begin, you generally will be taxed for federal income tax purposes only on the net investment income and investment gains you have earned (as ordinary income) and not on the amount of your purchase payments. As a result, a portion of each payment is taxable as ordinary income. The remaining portion is a nontaxable recovery of your investment in the Contract. Generally, your investment in the Contract equals the purchase payments you made, less any amounts you previously withdrew that were not taxable.

For Fixed Annuity Payments, the tax-free portion of each payment is determined by:

•	dividing your investment in the Contract by the total amount you expect to receive out of the Contract, and
•	multiplying the result by the amount of the payment.

For Variable Annuity Payments, the tax-free portion of each payment is (a) your investment in the Contract divided by (b) the number of expected payments.

The remaining portion of each payment, and all of the payments you receive after you recover your investment in the Contract, are fully taxable.

Withdrawals and Surrenders

Before annuity payments begin, withdrawals and surrenders are taxed for federal income tax purposes as follows:

•

a partial withdrawal or total surrender is taxed in the year of receipt to the extent that the Contract’s Accumulated Value exceeds the investment in the Contract (that is, on an “income first” basis); and

•	an additional tax equal to 10% of the taxable distribution applies to distributions before the taxpayer reaches age 59 1⁄2 subject to certain exceptions.

The additional 10% federal tax is generally not imposed on withdrawals that are:

•	made on or after the death of a Contractowner;
•	attributable to the taxpayer becoming disabled; or
•	made as part of a series of substantially equal periodic payments for the life or life expectancy of the taxpayer or for the joint life or joint life expectancy of the taxpayer and the spouse.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1⁄2 or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the additional 10% federal tax with interest. Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above.

For purposes of surrenders, the Code treats all deferred Non-Qualified Contracts that we issue to you in the same calendar year as a single Contract.

Required Distributions

In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules apply to Qualified Contracts.

Death Benefits

Unlike the death benefit on a life insurance policy, the death benefit paid on an annuity contract does not pass to the beneficiary free of federal income tax. Generally, a death benefit is included in the income of the recipient as follows:

•	if distributed in a lump sum, it is taxed in the same manner as a surrender of the Contract;
•	if distributed under an annuity payout option, it is taxed in the same manner as annuity payments.

The death benefit paid to a Beneficiary on a Contract is ordinary income to the Beneficiary to the extent it exceeds the Contractowner’s investment in the Contract. The Beneficiary must pay federal income tax on this amount at the Beneficiary’s tax rate. Moreover, the death benefit may also be included in the Contractowner’s federal gross estate unless the Beneficiary is the spouse. If the Beneficiary is not the spouse, the Beneficiary may be eligible for a special federal income tax deduction for a portion of the federal estate tax attributable to the death benefit.

Additional Tax Considerations

Transfers, Assignments and Contract Exchanges

Transferring or assigning ownership of the Contract, designating an annuitant other than the owner, selecting or changing Annuity Commencement Dates or exchanging a Contract (unless the exchange qualifies as a tax-free exchange under Section 1035 of the Code) may result in certain tax consequences, such as liability for federal income and gift taxes, not explained in this prospectus.

Tax Withholding and Reporting

The Code generally requires us to withhold income tax from any Contract distribution, including a partial withdrawal or total surrender or an annuity payment. The amount of withholding depends, in part, on whether the payment is “periodic” or “non-periodic.”

For periodic payments (e.g., annuity payments), if you do not fill out a withholding certificate, tax will be withheld as if you were married and claiming three withholding allowances. If you want us to withhold on a different basis, you must file an appropriate withholding certificate with us. For non-periodic payments (e.g., distributions such as partial withdrawals), we generally withhold 10% of the taxable portion of each payment.

You may elect not to have the withholding rules apply (see exception below regarding “eligible rollover distributions”). For periodic payments, your election is effective for the calendar year for which you file it with us, and for each subsequent year until you amend or modify it. For non-periodic payments, an election is effective when you file it with us, but only for the payment to which it is applicable. We have to notify your recipients of your right to elect not to have taxes withheld.

The Code generally requires us to report all payments to the Internal Revenue Service.

“Eligible rollover distributions” from section 401(a), 403(a), 403(b), and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee’ spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax qualified plan, IRA, Roth IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While we are not discussing the federal estate tax implications of the Contract, owners of variable annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Internal Revue Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

The federal estate tax, gift tax, and GST tax exemptions and maximum rates may be adjusted each year. The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax

Distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax adviser for more information.

Definition of Spouse

All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

Other Tax Issues

We are taxed as a “life insurance company” under the Code. We do not expect to incur any federal income tax as a result of the net earnings or realized net capital gains attributable to the Variable Account. Based upon this expectation, no charge is currently assessed against the Variable Account for such tax. If we incur such tax in the future, we may assess a charge for such tax against the Variable Account. We may incur state and local income taxes (in addition to premium taxes) attributable to the Variable Account in several states. At present, these taxes are not significant and we currently do not impose any charge for such taxes against the Variable Account. We may, however, assess the Variable Account for such taxes in the future. If any charges for federal, state or local taxes are assessed against the Variable Account in the future, they could reduce the net investment performances of the Subaccounts.

In order for the Contract to be treated as an annuity contract for federal income tax purposes, the investments of each Subaccount to which purchase payments under the Contract are allocated must be “adequately diversified” in accordance with the Code and Treasury Department regulations. The investment adviser of the Funds monitors each Fund’s investment portfolio to ensure that the diversification requirements are met, because, for purposes thereof, a Fund’s assets are treated as if they are owned by each Subaccount that invests therein. If any Subaccount to which the purchase payments under your Contract are allocated failed to satisfy these requirements, you would be currently taxed on the net earnings and net realized gains of the Subaccount unless your Contract was held in a qualified plan or an IRA. The tax would apply from the first quarter of the failure, until we corrected the failure in conformity with a Treasury Department procedure. This is a risk that is common to all variable annuity contracts.

Each Fund under the Contract sells its shares not only to the Variable Account but also to other separate accounts that fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of policyowners and contractowners that invest in the same Fund. If such a conflict were to arise, we would take whatever steps were necessary to protect the interests of policyowners and contractowners, including potentially substituting a different fund for the Fund. It is also possible that the failure of one separate account to comply with the federal tax law requirements could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Contractowner’s control of the investments of the Variable Account could cause the Contractowner, rather than us, to be treated as the owner of the assets in the Variable Account for federal tax purposes, which would result in the current taxation of the net income and net realized gains on those assets to the Contractowner. Based upon existing IRS guidance, we do not believe that the ownership rights of a Contractowner under the Contract would result in a Contractowner being treated as the owner of the assets of the Contract. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent a Contractowner from being considered the owner of a pro rata share of the assets of the Contract.

XI. The following is added to your prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER.

Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out.

You may contact our Administrative Office to learn what information we require for your particular request to be in “good order.” Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

CYBER SECURITY AND BUSINESS CONTINUITY RISKS

With the increasing use of technology and computer systems in general and, in particular, the Internet to conduct necessary business functions, the Company is susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering of increasingly complex products, such as those that feature automatic asset transfer or reallocation strategies, and by our employment of complex investment, trading and hedging programs. Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.

Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins) to computer systems in order to misappropriate and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.

The Company is also subject to risks related to disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID-19), utility failures, terrorist acts, political and social developments, and military and governmental actions. These risks are often collectively referred to as “business continuity” risks. These events could adversely affect the Company and our ability to conduct business and process transactions. Although the Company has business continuity plans, it is possible that the plans may not operate as intended or required and that the Company may not be able to provide required services, process transactions, deliver documents or calculate values. It is also possible that service levels may decline as a result of such events.

Cyber security events, disasters and similar events, whether deliberate or unintentional, that could impact the Company and Contract owners could arise not only in connection with our own administration of the Contract, but also with entities operating the Contract’s underlying funds and with third-party service providers. Cyber security and other events affecting any of the entities involved with the offering and administration of the Contract may cause significant disruptions in the business operations related to the Contract. Potential impacts may include, but are not limited to, potential financial losses under the Contract, your inability to conduct transactions under the Contract and/or with respect to an underlying fund, an inability to calculate unit values with respect to the Contract and/or the net asset value (“NAV”) with respect to an underlying fund, and disclosures of your personal or confidential account information.

In addition to direct impacts to you, cyber security and other events described above may result in adverse impacts to the Company, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by the Company may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by the Company in enhancing and upgrading computer systems and systems security following a cyber security failure or responding to a disaster or similar event. The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, and others continue to pose new and significant cyber security threats. In addition, the global spread of COVID-19 has caused the Company and its service providers to implement business continuity plans, including widespread use of work-from-home arrangements. Although the Company, our service providers, and the underlying funds offered under the Contract may have established business continuity plans and risk management systems to mitigate risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. Furthermore, the Company cannot control or assure the efficacy of the cyber security and business continuity plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.

XII.	The following replaces “Appendix B – Accumulation Unit Values

Putnam Allstate Advisor Contracts: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered”

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.25

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Diversified Income Fund—Class IB
	2011	$17.02534	$16.28044	153,690
	2012	$16.28044	$17.92926	141,130
	2013	$17.92926	$19.08847	128,111
	2014	$19.08847	$18.91535	115,201
	2015	$18.91535	$18.24159	100,231
	2016	$18.24159	$18.99066	90,293
	2017	$18.99066	$20.08979	78,928
	2018	$20.08979	$19.64254	68,007
	2019	$19.64254	$21.57537	61,179
	2020	$21.57537	$21.11296	52,837
Putnam VT Emerging Markets Equity Fund—Class IB
	2011	$13.59595	$11.02304	82,785
	2012	$11.02304	$13.17161	75,045
	2013	$13.17161	$15.91647	64,883
	2014	$15.91647	$14.75148	57,945
	2015	$14.75148	$14.73001	48,547
	2016	$14.73001	$13.56925	42,229
	2017	$13.56925	$18.09545	36,386
	2018	$18.09545	$14.53741	34,455
	2019	$14.53741	$17.93456	30,738
	2020	$17.93456	$22.65822	27,684
Putnam VT Global Equity Fund—Class IB
	2011	$8.74804	$8.21110	191,089
	2012	$8.21110	$9.74445	173,904
	2013	$9.74445	$12.69979	144,096
	2014	$12.69979	$12.72536	125,822
	2015	$12.72536	$12.35182	115,514
	2016	$12.35182	$12.32882	106,248
	2017	$12.32882	$15.63038	96,556
	2018	$15.63038	$13.51486	85,866
	2019	$13.51486	$16.89550	107,856
	2020	$16.89550	$18.36417	94,720
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$9.99370	$10.14235	237,633
	2012	$10.14235	$11.27067	213,050
	2013	$11.27067	$13.14375	198,346
	2014	$13.14375	$14.36537	178,774
	2015	$14.36537	$14.02544	164,592
	2016	$14.02544	$14.96007	144,379
	2017	$14.96007	$17.00230	134,125
	2018	$17.00230	$16.26114	117,270
	2019	$16.26114	$19.91254	109,639
	2020	$19.91254	$22.69296	94,531

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.25

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$12.12083	$11.91955	155,508
	2012	$11.91955	$13.44140	134,163
	2013	$13.44140	$15.86081	96,903
	2014	$15.86081	$17.13842	84,165
	2015	$17.13842	$16.95346	76,448
	2016	$16.95346	$17.86602	69,999
	2017	$17.86602	$20.34929	56,043
	2018	$20.34929	$18.63496	43,472
	2019	$18.63496	$21.55435	37,809
	2020	$21.55435	$23.90506	30,886
Putnam VT Global Health Care Fund—Class IB
	2011	$12.87517	$12.56483	110,656
	2012	$12.56483	$15.17029	101,521
	2013	$15.17029	$21.22234	92,220
	2014	$21.22234	$26.75023	80,308
	2015	$26.75023	$28.47275	78,572
	2016	$28.47275	$24.92590	65,470
	2017	$24.92590	$28.38096	53,367
	2018	$28.38096	$27.85781	46,020
	2019	$27.85781	$35.84286	42,887
	2020	$35.84286	$41.15632	39,369
Putnam VT Government Money Market Fund—Class IB
	2011	$11.54994	$11.40725	99,437
	2012	$11.40725	$11.26540	75,636
	2013	$11.26540	$11.12570	51,601
	2014	$11.12570	$10.98772	49,024
	2015	$10.98772	$10.85146	43,530
	2016	$10.85146	$10.71733	37,922
	2017	$10.71733	$10.60958	34,102
	2018	$10.60958	$10.59983	31,637
	2019	$10.59983	$10.62979	27,925
	2020	$10.62979	$10.51668	26,258
Putnam VT Growth Opportunities Fund—Class IB
	2011	$4.81978	$4.56331	176,175
	2012	$4.56331	$5.29765	163,770
	2013	$5.29765	$7.12205	132,036
	2014	$7.12205	$8.01166	137,075
	2015	$8.01166	$7.99260	115,515
	2016	$7.99260	$8.40713	633,673
	2017	$8.40713	$10.86805	559,142
	2018	$10.86805	$10.98685	516,057
	2019	$10.98685	$14.83592	471,891
	2020	$14.83592	$20.32160	413,514

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.25

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT High Yield Fund—Class IB
	2011	$16.89512	$16.97716	92,547
	2012	$16.97716	$19.44828	80,378
	2013	$19.44828	$20.71375	67,753
	2014	$20.71375	$20.77361	54,625
	2015	$20.77361	$19.41598	49,048
	2016	$19.41598	$22.15516	46,108
	2017	$22.15516	$23.40606	37,573
	2018	$23.40606	$22.17201	32,357
	2019	$22.17201	$25.04682	26,227
	2020	$25.04682	$26.02129	23,849
Putnam VT Income Fund—Class IB
	2011	$15.88352	$16.46985	219,890
	2012	$16.46985	$18.01073	186,764
	2013	$18.01073	$18.11847	168,295
	2014	$18.11847	$19.04714	146,581
	2015	$19.04714	$18.53467	123,240
	2016	$18.53467	$18.66954	107,152
	2017	$18.66954	$19.46833	94,407
	2018	$19.46833	$19.26227	79,360
	2019	$19.26227	$21.28378	64,145
	2020	$21.28378	$22.22199	61,993
Putnam VT International Equity Fund—Class IB
	2011	$13.23554	$10.85699	253,544
	2012	$10.85699	$13.07061	214,674
	2013	$13.07061	$16.53046	182,316
	2014	$16.53046	$15.21744	158,114
	2015	$15.21744	$15.04827	142,141
	2016	$15.04827	$14.49610	130,476
	2017	$14.49610	$18.12053	118,466
	2018	$18.12053	$14.47276	103,158
	2019	$14.47276	$17.88668	91,892
	2020	$17.88668	$19.79950	82,531
Putnam VT International Value Fund—Class IB
	2011	$12.49210	$10.63609	94,314
	2012	$10.63609	$12.78233	86,001
	2013	$12.78233	$15.42636	77,139
	2014	$15.42636	$13.78813	62,588
	2015	$13.78813	$13.34340	57,844
	2016	$13.34340	$13.32280	55,092
	2017	$13.32280	$16.40585	43,547
	2018	$16.40585	$13.34608	33,003
	2019	$13.34608	$15.84431	28,019
	2020	$15.84431	$16.26293	25,862

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.25

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Equity Income Fund—Class IB
	2011	$15.77489	$15.87744	172,236
	2012	$15.87744	$18.70520	150,328
	2013	$18.70520	$24.45909	127,567
	2014	$24.45909	$27.21129	108,702
	2015	$27.21129	$26.05353	95,503
	2016	$26.05353	$29.23917	87,426
	2017	$29.23917	$34.29532	328,485
	2018	$34.29532	$30.98962	287,352
	2019	$30.98962	$39.90676	264,070
	2020	$39.90676	$41.69454	230,239
Putnam VT Mortgage Securities Fund—Class IB
	2011	$17.14907	$18.08607	147,363
	2012	$18.08607	$18.19064	125,355
	2013	$18.19064	$17.87728	105,440
	2014	$17.87728	$18.41530	91,532
	2015	$18.41530	$18.06612	79,025
	2016	$18.06612	$17.87730	68,560
	2017	$17.87730	$18.00045	63,980
	2018	$18.00045	$17.61348	59,862
	2019	$17.61348	$19.68904	54,692
	2020	$19.68904	$19.13943	47,125
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$7.48775	$7.39751	536,435
	2012	$7.39751	$8.53422	446,154
	2013	$8.53422	$11.38770	397,794
	2014	$11.38770	$12.80995	337,750
	2015	$12.80995	$12.37441	304,113
	2016	$12.37441	$13.69289	256,613
	2017	$13.69289	$16.61306	219,011
	2018	$16.61306	$15.15195	203,059
	2019	$15.15195	$19.69553	181,024
	2020	$19.69553	$22.81914	161,038
Putnam VT Research Fund—Class IB
	2011	$9.43348	$9.15303	167,646
	2012	$9.15303	$10.65789	144,366
	2013	$10.65789	$14.03597	122,452
	2014	$14.03597	$15.92026	109,728
	2015	$15.92026	$15.47834	99,915
	2016	$15.47834	$16.82620	91,586
	2017	$16.82620	$20.49572	70,820
	2018	$20.49572	$19.28471	58,764
	2019	$19.28471	$25.37315	50,848
	2020	$25.37315	$30.04634	43,261

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.25

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Small Cap Growth Fund—Class IB
	2011	$19.63306	$18.20414	16,667
	2012	$18.20414	$20.55886	14,274
	2013	$20.55886	$27.22477	15,101
	2014	$27.22477	$28.77953	10,269
	2015	$28.77953	$26.25688	7,273
	2016	$26.25688	$29.95409	5,234
	2017	$29.95409	$31.92623	5,951
	2018	$31.92623	$27.16180	5,057
	2019	$27.16180	$36.86675	2,877
	2020	$36.86675	$54.01618	2,305
Putnam VT Small Cap Value Fund—Class IB
	2011	$22.41997	$21.09382	110,884
	2012	$21.09382	$24.47212	98,885
	2013	$24.47212	$33.73805	81,966
	2014	$33.73805	$34.46041	69,005
	2015	$34.46041	$32.58711	62,043
	2016	$32.58711	$41.02854	55,831
	2017	$41.02854	$43.70646	46,348
	2018	$43.70646	$34.63483	39,721
	2019	$34.63483	$42.39706	35,052
	2020	$42.39706	$43.52624	32,236
Putnam VT Sustainable Future Fund—Class IB
	2011	$17.55324	$16.44665	25,238
	2012	$16.44665	$18.88080	23,874
	2013	$18.88080	$26.48903	20,151
	2014	$26.48903	$28.97122	14,795
	2015	$28.97122	$27.37154	12,466
	2016	$27.37154	$30.54144	13,019
	2017	$30.54144	$33.39120	8,225
	2018	$33.39120	$31.34190	7,828
	2019	$31.34190	$40.23914	7,606
	2020	$40.23914	$60.64730	7,102
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$8.73757	$8.18997	752,023
	2012	$8.18997	$9.44279	643,834
	2013	$9.44279	$12.72274	558,239
	2014	$12.72274	$14.25850	485,284
	2015	$14.25850	$14.03947	428,756
	2016	$14.03947	$14.94435	385,330
	2017	$14.94435	$19.07085	366,688
	2018	$19.07085	$18.54367	319,287
	2019	$18.54367	$24.96959	285,633
	2020	$24.96959	$31.74521	254,258

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.25%.

XIII.

The following replaces “Appendix I – Putnam Allstate Advisor Plus Contracts: Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (Base Contract).”

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Diversified Income Fund—Class IB
	2011	$16.50119	$15.72346	26,225
	2012	$15.72346	$17.25435	20,582
	2013	$17.25435	$18.30484	19,027
	2014	$18.30484	$18.07454	16,793
	2015	$18.07454	$17.36894	15,023
	2016	$17.36894	$18.01827	12,648
	2017	$18.01827	$18.99441	6,339
	2018	$18.99441	$18.50617	5,924
	2019	$18.50617	$20.25609	5,269
	2020	$20.25609	$19.75255	2,824
Putnam VT Emerging Markets Equity Fund—Class IB
	2011	$6.75401	$5.45648	9,623
	2012	$5.45648	$6.49688	8,795
	2013	$6.49688	$7.82298	6,355
	2014	$7.82298	$7.22467	6,377
	2015	$7.22467	$7.18858	5,609
	2016	$7.18858	$6.59869	5,634
	2017	$6.59869	$8.76897	5,655
	2018	$8.76897	$7.01994	5,675
	2019	$7.01994	$8.63009	444
	2020	$8.63009	$10.86494	464
Putnam VT Global Equity Fund—Class IB
	2011	$5.51358	$5.15685	16,092
	2012	$5.15685	$6.09811	13,000
	2013	$6.09811	$7.91942	10,294
	2014	$7.91942	$7.90724	8,532
	2015	$7.90724	$7.64792	8,328
	2016	$7.64792	$7.60669	8,044
	2017	$7.60669	$9.60997	7,473
	2018	$9.60997	$8.28001	7,440
	2019	$8.28001	$10.31497	10,633
	2020	$10.31497	$11.17237	11,290
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$11.02233	$11.14673	52,428
	2012	$11.14673	$12.34278	46,164
	2013	$12.34278	$14.34302	22,950
	2014	$14.34302	$15.62056	19,904
	2015	$15.62056	$15.19686	16,443
	2016	$15.19686	$16.15229	13,354
	2017	$16.15229	$18.29303	11,597
	2018	$18.29303	$17.43401	10,159
	2019	$17.43401	$21.27409	7,515
	2020	$21.27409	$24.15980	7,143

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$11.28466	$11.05803	25,036
	2012	$11.05803	$12.42559	20,964
	2013	$12.42559	$14.61022	18,837
	2014	$14.61022	$15.73117	13,126
	2015	$15.73117	$15.50624	12,656
	2016	$15.50624	$16.28316	11,435
	2017	$16.28316	$18.48152	6,719
	2018	$18.48152	$16.86495	6,606
	2019	$16.86495	$19.43878	6,649
	2020	$19.43878	$21.48333	6,766
Putnam VT Global Health Care Fund—Class IB
	2011	$10.27242	$9.98936	21,073
	2012	$9.98936	$12.01794	20,440
	2013	$12.01794	$16.75285	9,946
	2014	$16.75285	$21.04178	7,525
	2015	$21.04178	$22.31735	7,354
	2016	$22.31735	$19.46818	6,743
	2017	$19.46818	$22.08914	6,569
	2018	$22.08914	$21.60563	6,250
	2019	$21.60563	$27.70132	5,406
	2020	$27.70132	$31.69655	5,203
Putnam VT Government Money Market Fund—Class IB
	2011	$10.80281	$10.63163	9,233
	2012	$10.63163	$10.46211	8,104
	2013	$10.46211	$10.29575	2,843
	2014	$10.29575	$10.13204	2,272
	2015	$10.13204	$9.97092	1,032
	2016	$9.97092	$9.81287	912
	2017	$9.81287	$9.68019	912
	2018	$9.68019	$9.63725	362
	2019	$9.63725	$9.63067	112
	2020	$9.63067	$9.49484	0
Putnam VT Growth Opportunities Fund—Class IB
	2011	$4.69518	$4.42962	10,050
	2012	$4.42962	$5.12418	13,363
	2013	$5.12418	$6.86444	13,273
	2014	$6.86444	$7.69453	13,094
	2015	$7.69453	$7.64902	13,014
	2016	$7.64902	$8.01728	35,441
	2017	$8.01728	$10.32786	32,699
	2018	$10.32786	$10.40399	31,790
	2019	$10.40399	$13.99971	24,847
	2020	$13.99971	$19.10916	25,050

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT High Yield Fund—Class IB
	2011	$16.24802	$16.26920	8,420
	2012	$16.26920	$18.57109	7,824
	2013	$18.57109	$19.70939	7,072
	2014	$19.70939	$19.69629	7,095
	2015	$19.69629	$18.34380	5,714
	2016	$18.34380	$20.85777	4,870
	2017	$20.85777	$21.95831	4,377
	2018	$21.95831	$20.72738	3,969
	2019	$20.72738	$23.33295	3,751
	2020	$23.33295	$24.15590	3,752
Putnam VT Income Fund—Class IB
	2011	$15.61203	$16.13114	21,955
	2012	$16.13114	$17.57767	21,253
	2013	$17.57767	$17.62014	13,584
	2014	$17.62014	$18.45763	9,335
	2015	$18.45763	$17.89737	7,596
	2016	$17.89737	$17.96390	7,691
	2017	$17.96390	$18.66692	7,881
	2018	$18.66692	$18.40434	7,422
	2019	$18.40434	$20.26464	7,822
	2020	$20.26464	$21.08390	7,919
Putnam VT International Equity Fund—Class IB
	2011	$8.71023	$7.11960	34,144
	2012	$7.11960	$8.54077	29,894
	2013	$8.54077	$10.76330	22,916
	2014	$10.76330	$9.87323	17,584
	2015	$9.87323	$9.72887	15,856
	2016	$9.72887	$9.33875	14,386
	2017	$9.33875	$11.63286	12,463
	2018	$11.63286	$9.25836	13,099
	2019	$9.25836	$11.40224	13,139
	2020	$11.40224	$12.57742	13,003
Putnam VT International Value Fund—Class IB
	2011	$11.46858	$9.73005	26,647
	2012	$9.73005	$11.65192	17,027
	2013	$11.65192	$14.01233	10,167
	2014	$14.01233	$12.47984	9,204
	2015	$12.47984	$12.03448	5,556
	2016	$12.03448	$11.97343	5,679
	2017	$11.97343	$14.69264	5,140
	2018	$14.69264	$11.91028	5,259
	2019	$11.91028	$14.09027	5,225
	2020	$14.09027	$14.41192	5,269

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Equity Income Fund—Class IB
	2011	$15.35126	$15.39641	19,138
	2012	$15.39641	$18.07408	15,169
	2013	$18.07408	$23.55015	12,909
	2014	$23.55015	$26.10723	10,822
	2015	$26.10723	$24.90784	10,399
	2016	$24.90784	$27.85462	9,960
	2017	$27.85462	$32.55703	23,670
	2018	$32.55703	$29.31528	19,930
	2019	$29.31528	$37.61858	17,135
	2020	$37.61858	$39.16625	16,640
Putnam VT Mortgage Securities Fund—Class IB
	2011	$16.21961	$17.04540	9,965
	2012	$17.04540	$17.08305	8,380
	2013	$17.08305	$16.72927	8,016
	2014	$16.72927	$17.17169	7,736
	2015	$17.17169	$16.78638	7,583
	2016	$16.78638	$16.55225	7,129
	2017	$16.55225	$16.60792	7,395
	2018	$16.60792	$16.19371	6,984
	2019	$16.19371	$18.03864	6,582
	2020	$18.03864	$17.47374	7,032
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$6.35162	$6.25289	104,122
	2012	$6.25289	$7.18809	95,044
	2013	$7.18809	$9.55753	71,994
	2014	$9.55753	$10.71310	64,075
	2015	$10.71310	$10.31217	60,422
	2016	$10.31217	$11.37059	57,538
	2017	$11.37059	$13.74725	53,855
	2018	$13.74725	$12.49403	52,528
	2019	$12.49403	$16.18377	35,547
	2020	$16.18377	$18.68483	34,979
Putnam VT Research Fund—Class IB
	2011	$8.37136	$8.09375	15,030
	2012	$8.09375	$9.39099	13,174
	2013	$9.39099	$12.32373	10,859
	2014	$12.32373	$13.92861	9,023
	2015	$13.92861	$13.49397	8,978
	2016	$13.49397	$14.61720	8,626
	2017	$14.61720	$17.74269	8,086
	2018	$17.74269	$16.63555	7,628
	2019	$16.63555	$21.81103	6,532
	2020	$21.81103	$25.73779	6,155

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Plus Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.60

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Small Cap Growth Fund—Class IB
	2011	$19.10581	$17.65258	6,157
	2012	$17.65258	$19.86514	1,847
	2013	$19.86514	$26.21297	1,847
	2014	$26.21297	$27.61171	1,847
	2015	$27.61171	$25.10211	1,847
	2016	$25.10211	$28.53556	1,847
	2017	$28.53556	$30.30783	1,749
	2018	$30.30783	$25.69405	1,749
	2019	$25.69405	$34.75254	1,749
	2020	$34.75254	$50.74052	1,749
Putnam VT Small Cap Value Fund—Class IB
	2011	$20.49476	$19.21426	10,197
	2012	$19.21426	$22.21235	9,296
	2013	$22.21235	$30.51424	7,440
	2014	$30.51424	$31.05710	6,878
	2015	$31.05710	$29.26468	6,778
	2016	$29.26468	$36.71531	6,117
	2017	$36.71531	$38.97479	3,963
	2018	$38.97479	$30.77641	3,885
	2019	$30.77641	$37.54212	3,374
	2020	$37.54212	$38.40705	3,291
Putnam VT Sustainable Future Fund—Class IB
	2011	$17.08175	$15.94826	7,642
	2012	$15.94826	$18.24361	3,090
	2013	$18.24361	$25.50447	2,589
	2014	$25.50447	$27.79554	2,534
	2015	$27.79554	$26.16767	2,303
	2016	$26.16767	$29.09497	1,779
	2017	$29.09497	$31.69844	1,569
	2018	$31.69844	$29.64822	1,496
	2019	$29.64822	$37.93146	1,401
	2020	$37.93146	$56.96941	1,290
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$5.01607	$4.68508	89,138
	2012	$4.68508	$5.38258	78,406
	2013	$5.38258	$7.22654	58,247
	2014	$7.22654	$8.07016	49,071
	2015	$8.07016	$7.91802	47,899
	2016	$7.91802	$8.39858	44,651
	2017	$8.39858	$10.68014	27,393
	2018	$10.68014	$10.34833	25,045
	2019	$10.34833	$13.88558	12,603
	2020	$13.88558	$17.59176	11,962

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60%.

XIV.

The following replaces “Appendix I – Putnam Allstate Advisor Preferred Contracts Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount Since Contracts Were First Offered (Basic Contract).”

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Preferred Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.65

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Diversified Income Fund—Class IB
	2011	$16.67611	$15.88207	3,419
	2012	$15.88207	$17.41952	3,419
	2013	$17.41952	$18.47068	3,419
	2014	$18.47068	$18.22902	3,419
	2015	$18.22902	$17.50850	3,419
	2016	$17.50850	$18.15386	3,419
	2017	$18.15386	$19.12773	2,734
	2018	$19.12773	$18.62667	2,734
	2019	$18.62667	$20.37774	1,122
	2020	$20.37774	$19.86121	1,122
Putnam VT Emerging Markets Equity Fund—Class IB
	2011	$7.87968	$6.36266	311
	2012	$6.36266	$7.57199	311
	2013	$7.57199	$9.11289	311
	2014	$9.11289	$8.41165	311
	2015	$8.41165	$8.36538	311
	2016	$8.36538	$7.67503	311
	2017	$7.67503	$10.19422	483
	2018	$10.19422	$8.15679	400
	2019	$8.15679	$10.02265	389
	2020	$10.02265	$12.61179	0
Putnam VT Global Equity Fund—Class IB
	2011	$5.77264	$5.39640	0
	2012	$5.39640	$6.37813	0
	2013	$6.37813	$8.27888	0
	2014	$8.27888	$8.26192	0
	2015	$8.26192	$7.98690	0
	2016	$7.98690	$7.93982	0
	2017	$7.93982	$10.02581	0
	2018	$10.02581	$8.63394	0
	2019	$8.63394	$10.75048	3,690
	2020	$10.75048	$11.63824	3,690
Putnam VT George Putnam Balanced Fund—Class IB
	2011	$10.37518	$10.48695	2,282
	2012	$10.48695	$11.60630	530
	2013	$11.60630	$13.48034	530
	2014	$13.48034	$14.67358	530
	2015	$14.67358	$14.26831	530
	2016	$14.26831	$15.15769	530
	2017	$15.15769	$17.15800	405
	2018	$17.15800	$16.34403	0
	2019	$16.34403	$19.93402	0
	2020	$19.93402	$22.62661	0

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Preferred Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.65

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Global Asset Allocation Fund—Class IB
	2011	$11.24254	$11.01117	6,570
	2012	$11.01117	$12.36663	6,638
	2013	$12.36663	$14.53350	2,746
	2014	$14.53350	$15.64061	1,991
	2015	$15.64061	$15.40913	1,422
	2016	$15.40913	$16.17299	1,093
	2017	$16.17299	$18.34726	370
	2018	$18.34726	$16.73398	0
	2019	$16.73398	$19.27815	0
	2020	$19.27815	$21.29513	0
Putnam VT Global Health Care Fund—Class IB
	2011	$10.38564	$10.09433	669
	2012	$10.09433	$12.13804	669
	2013	$12.13804	$16.91168	669
	2014	$16.91168	$21.23049	669
	2015	$21.23049	$22.50605	669
	2016	$22.50605	$19.62284	669
	2017	$19.62284	$22.25347	511
	2018	$22.25347	$21.75537	0
	2019	$21.75537	$27.87932	0
	2020	$27.87932	$31.88421	0
Putnam VT Government Money Market Fund—Class IB
	2011	$10.67451	$10.50004	1,657
	2012	$10.50004	$10.32735	0
	2013	$10.32735	$10.15796	0
	2014	$10.15796	$9.99135	0
	2015	$9.99135	$9.82748	0
	2016	$9.82748	$9.66680	0
	2017	$9.66680	$9.53131	0
	2018	$9.53131	$9.48425	0
	2019	$9.48425	$9.47302	0
	2020	$9.47302	$9.33473	0
Putnam VT Growth Opportunities Fund—Class IB
	2011	$4.58490	$4.32338	0
	2012	$4.32338	$4.99874	0
	2013	$4.99874	$6.69301	0
	2014	$6.69301	$7.49855	0
	2015	$7.49855	$7.45040	0
	2016	$7.45040	$7.80515	4,258
	2017	$7.80515	$10.04953	1,981
	2018	$10.04953	$10.11851	889
	2019	$10.11851	$13.60873	889
	2020	$13.60873	$18.56616	889

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Preferred Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.65

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT High Yield Fund—Class IB
	2011	$16.54625	$16.55944	2,285
	2012	$16.55944	$18.89276	1,255
	2013	$18.89276	$20.04061	1,255
	2014	$20.04061	$20.01711	1,255
	2015	$20.01711	$18.63312	1,255
	2016	$18.63312	$21.17602	1,255
	2017	$21.17602	$22.28216	504
	2018	$22.28216	$21.02246	504
	2019	$21.02246	$23.65325	504
	2020	$23.65325	$24.47522	504
Putnam VT Income Fund—Class IB
	2011	$15.65607	$16.16845	4,209
	2012	$16.16845	$17.60935	0
	2013	$17.60935	$17.64293	0
	2014	$17.64293	$18.47212	0
	2015	$18.47212	$17.90231	0
	2016	$17.90231	$17.95976	0
	2017	$17.95976	$18.65325	0
	2018	$18.65325	$18.38159	0
	2019	$18.38159	$20.22944	0
	2020	$20.22944	$21.03672	0
Putnam VT International Equity Fund—Class IB
	2011	$9.03801	$7.38377	458
	2012	$7.38377	$8.85316	458
	2013	$8.85316	$11.15133	458
	2014	$11.15133	$10.22397	458
	2015	$10.22397	$10.06936	458
	2016	$10.06936	$9.66069	458
	2017	$9.66069	$12.02784	458
	2018	$12.02784	$9.56787	458
	2019	$9.56787	$11.77752	458
	2020	$11.77752	$12.98488	458
Putnam VT International Value Fund—Class IB
	2011	$10.91487	$9.25557	434
	2012	$9.25557	$11.07809	434
	2013	$11.07809	$13.31549	434
	2014	$13.31549	$11.85318	434
	2015	$11.85318	$11.42437	434
	2016	$11.42437	$11.36065	434
	2017	$11.36065	$13.93369	434
	2018	$13.93369	$11.28935	434
	2019	$11.28935	$13.34899	434
	2020	$13.34899	$13.64686	434

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Preferred Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.65

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Equity Income Fund—Class IB
	2011	$15.29153	$15.32872	2,434
	2012	$15.32872	$17.98546	1,292
	2013	$17.98546	$23.42277	1,292
	2014	$23.42277	$25.95283	1,292
	2015	$25.95283	$24.74793	1,292
	2016	$24.74793	$27.66177	1,292
	2017	$27.66177	$32.31540	1,960
	2018	$32.31540	$29.08302	1,896
	2019	$29.08302	$37.30181	1,890
	2020	$37.30181	$38.81695	1,781
Putnam VT Mortgage Securities Fund—Class IB
	2011	$15.92754	$16.72997	0
	2012	$16.72997	$16.75837	0
	2013	$16.75837	$16.40297	0
	2014	$16.40297	$16.82819	0
	2015	$16.82819	$16.44222	0
	2016	$16.44222	$16.20466	0
	2017	$16.20466	$16.25100	0
	2018	$16.25100	$15.83769	0
	2019	$15.83769	$17.63321	0
	2020	$17.63321	$17.07244	0
Putnam VT Multi-Cap Core Fund—Class IB
	2011	$6.14431	$6.04573	666
	2012	$6.04573	$6.94640	666
	2013	$6.94640	$9.23148	666
	2014	$9.23148	$10.34238	666
	2015	$10.34238	$9.95025	666
	2016	$9.95025	$10.96597	666
	2017	$10.96597	$13.25141	578
	2018	$13.25141	$12.03731	281
	2019	$12.03731	$15.58435	252
	2020	$15.58435	$17.98374	0
Putnam VT Research Fund—Class IB
	2011	$7.73013	$7.46999	0
	2012	$7.46999	$8.66284	0
	2013	$8.66284	$11.36241	0
	2014	$11.36241	$12.83558	0
	2015	$12.83558	$12.42873	0
	2016	$12.42873	$13.45645	0
	2017	$13.45645	$16.32556	0
	2018	$16.32556	$15.29913	0
	2019	$15.29913	$20.04878	0
	2020	$20.04878	$23.64640	0

Putnam Allstate Advisor Variable Annuities: Putnam Allstate Advisor Preferred Contracts—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.65

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT Small Cap Growth Fund—Class IB
	2011	$19.03148	$17.57496	102
	2012	$17.57496	$19.76772	102
	2013	$19.76772	$26.07119	102
	2014	$26.07119	$27.44841	102
	2015	$27.44841	$24.94096	102
	2016	$24.94096	$28.33799	102
	2017	$28.33799	$30.08288	102
	2018	$30.08288	$25.49045	102
	2019	$25.49045	$34.45986	102
	2020	$34.45986	$50.28795	102
Putnam VT Small Cap Value Fund—Class IB
	2011	$19.62406	$18.38861	940
	2012	$18.38861	$21.24705	940
	2013	$21.24705	$29.17334	940
	2014	$29.17334	$29.67725	940
	2015	$29.67725	$27.95024	940
	2016	$27.95024	$35.04847	940
	2017	$35.04847	$37.18669	419
	2018	$37.18669	$29.34960	419
	2019	$29.34960	$35.78369	419
	2020	$35.78369	$36.58973	419
Putnam VT Sustainable Future Fund—Class IB
	2011	$17.01535	$15.87820	671
	2012	$15.87820	$18.15421	671
	2013	$18.15421	$25.36661	671
	2014	$25.36661	$27.63124	671
	2015	$27.63124	$25.99977	671
	2016	$25.99977	$28.89364	671
	2017	$28.89364	$31.46329	0
	2018	$31.46329	$29.41343	0
	2019	$29.41343	$37.61219	0
	2020	$37.61219	$56.46157	0
Putnam VT Sustainable Leaders Fund—Class IB
	2011	$5.24705	$4.89833	3,634
	2012	$4.89833	$5.62470	3,634
	2013	$5.62470	$7.54778	3,634
	2014	$7.54778	$8.42461	3,634
	2015	$8.42461	$8.26158	3,634
	2016	$8.26158	$8.75856	3,634
	2017	$8.75856	$11.13233	3,206
	2018	$11.13233	$10.78103	2,174
	2019	$10.78103	$14.45892	2,135
	2020	$14.45892	$18.30893	1,850

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.65%.

THE ALLSTATE ADVISOR VARIABLE ANNUITIES

(ADVISOR, ADVISOR PLUS, ADVISOR PREFERRED)

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STREET ADDRESS: 2940 S. 84TH STREET, LINCOLN, NE 68506-4142

MAILING ADDRESS: P.O. BOX 82656, LINCOLN, NE 68501-2656

TELEPHONE NUMBER: 1-866-718-9824

FAX NUMBER: 1-866-628-1006	PROSPECTUS DATED MAY 1, 2007

Allstate Life Insurance Company of New York (“ALLSTATE NEW YORK”) is offering the following individual flexible premium deferred variable annuity contracts (each, a “CONTRACT”):

• Allstate Advisor	• Allstate Advisor Plus	• Allstate Advisor Preferred

This prospectus contains information about each Contract that you should know before investing. Please keep it for future reference. Not all Contracts may be available through your sales representative. Please check with your sales representative for details.

Each Contract currently offers several investment alternatives (“INVESTMENT ALTERNATIVES”). The investment alternatives include up to 2 fixed account options (“FIXED ACCOUNT OPTIONS”), depending on the Contract, and include 54* variable sub-accounts (“VARIABLE SUB-ACCOUNTS”) of the Allstate Life of New York Separate Account A (“VARIABLE ACCOUNT”). Each Variable Sub-Account invests exclusively in shares of the following funds (“FUNDS”):

FIDELITY(R) VARIABLE INSURANCE PRODUCTS SERVICE CLASS 2	PUTNAM VARIABLE TRUST (CLASS IB)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)	VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
LORD ABBETT SERIES FUND, INC. (CLASS VC) OPPENHEIMER VARIABLE ACCOUNT FUNDS (SERVICE SHARES)	THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (CLASS I & II)

*

Up to 59 Variable Sub-Accounts may be available depending on the date you purchased your Contract. Please see page 45 for information about Variable Sub-Account and/or Portfolio liquidations, mergers, closures and name changes.

Each Fund has multiple investment Portfolios (“PORTFOLIOS”). Not all of the Funds and/or Portfolios, however, may be available with your Contract. You should check with your sales representative for further information on the availability of the Funds and/or Portfolios. Your annuity application will list all available Portfolios.

For ALLSTATE ADVISOR PLUS CONTRACTS, each time you make a purchase payment, we will add to your Contract value (“CONTRACT VALUE”) a credit enhancement (“CREDIT ENHANCEMENT”) of up to 5% (depending on the issue age and your total purchase payments) of such purchase payment. Expenses for this Contract may be higher than a Contract without the Credit Enhancement. Over time, the amount of the Credit Enhancement may be more than offset by the fees associated with the Credit Enhancement.

WE (Allstate New York) have filed a Statement of Additional Information, dated May 1, 2007, with the Securities and Exchange Commission (“SEC”). It contains more information about each Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page 88 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC’s Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC’s Web site.

1 PROSPECTUS

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

IMPORTANT NOTICES	THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT DEPOSITS IN, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, SUCH INSTITUTIONS OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

THE CONTRACTS ARE NOT FDIC INSURED.

THE CONTRACTS ARE AVAILABLE ONLY IN NEW YORK.

2 PROSPECTUS

3 PROSPECTUS

IMPORTANT TERMS

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.

PAGE
AB Factor	24
Accumulation Benefit	24
Accumulation Phase	12
Accumulation Unit	23
Accumulation Unit Value	23
Allstate New York (“We”)	76
Annuitant	20
Automatic Additions Program	22
Automatic Portfolio Rebalancing Program	55
Beneficiary	20
Benefit Base (for the TrueReturn Accumulation Benefit Option)	25
Benefit Base (for the SureIncome Withdrawal Benefit Option)	34
Benefit Base (for the SureIncome Plus Withdrawal Benefit Option)	37
Benefit Base (for the SureIncome For Life Withdrawal Benefit Option)	41
Benefit Payment (for the SureIncome Withdrawal Benefit Option)	33
Benefit Payment (for the SureIncome Plus Withdrawal Benefit Option)	38
Benefit Payment (for the SureIncome For Life Withdrawal Benefit Option)	40
Benefit Payment Remaining (for the SureIncome Withdrawal Benefit Option)	33
Benefit Payment Remaining (for the SureIncome Plus Withdrawal Benefit Option)	36
Benefit Payment Remaining (for the SureIncome For Life Withdrawal Benefit Option)	40
Benefit Year (for the SureIncome Withdrawal Benefit Option)	33
Benefit Year (for the SureIncome Plus Withdrawal Benefit Option)	36
Benefit Year (for the SureIncome For Life Withdrawal Benefit Option)	39
Co-Annuitant	20
*Contract	77
Contract Anniversary	8
Contract Owner (“You”)	19
Contract Value	23
Contract Year	9
Credit Enhancement	22
Dollar Cost Averaging Program	55
Due Proof of Death	70
Fixed Account Options	51
Funds	1
Guarantee Option	24
Guarantee Period Account	52
Income Base	9
Income Plan	61
Income Protection Benefit Option	65
Investment Alternatives	45
IRA Contract	9
Issue Date	12
Maximum Anniversary Value (MAV) Death Benefit Option	71
Payout Phase	12
Payout Start Date	60
Portfolios	77
Preferred Withdrawal Amount	59
Qualified Contract	74
Retirement Income Guarantee Options	68
Return of Premium Death Benefit	11
Rider Anniversary	24
Rider Application Date	33
Rider Date (for the TrueReturn Accumulation Benefit Option)	24
Rider Date (for the SureIncome Withdrawal Benefit Option)	33
Rider Date (for the SureIncome Plus Withdrawal Benefit Option)	36
Rider Date (for the SureIncome For Life Withdrawal Benefit Option)	39
Rider Fee (for the TrueReturn Accumulation Benefit Option)	8
Rider Fee (for the SureIncome Withdrawal Benefit Option)	8
Rider Fee (for the SureIncome Plus Withdrawal Benefit Option)	8
Rider Fee (for the SureIncome For Life Withdrawal Benefit Option)	8
Rider Fee Percentage	8
Rider Maturity Date	23
Rider Period	24
Rider Trade-In Option (for the TrueReturn Accumulation Benefit Option)	31
Rider Trade-In Option (for the SureIncome Withdrawal Benefit Option)	35
Right to Cancel	23
SEC	1
Settlement Value	71
Spousal Protection Benefit Option	20
Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts	20
Standard Fixed Account Option	52
SureIncome Covered Life	8
SureIncome Option	8
SureIncome Option Fee	8
SureIncome Plus Option	8
SureIncome Withdrawal Benefit Option	32

4 PROSPECTUS

SureIncome Plus Option Fee	8
SureIncome Plus Withdrawal Benefit Option	36
SureIncome For Life Option	8
SureIncome For Life Option Fee	8
SureIncome For Life Withdrawal Benefit Option	39
SureIncome ROP Death Benefit	11
Systematic Withdrawal Program	61
Tax Qualified Contract	83
Transfer Period Account	26
Trial Examination Period	23
TrueReturnSM Accumulation Benefit Option	23
TrueBalanceSM Asset Allocation Program	49
Valuation Date	22
Variable Account	76
Variable Sub-Account	45
Withdrawal Benefit Factor (for the SureIncome Withdrawal Benefit Option)	33
Withdrawal Benefit Factor (for the SureIncome Plus Withdrawal Benefit Option)	36
Withdrawal Benefit Factor (for the SureIncome for Life Withdrawal Benefit Option)	40
Withdrawal Benefit Payout Phase (for the SureIncome Withdrawal Benefit Option)	34
Withdrawal Benefit Payout Phase (for the SureIncome Plus Withdrawal Benefit Option)	38
Withdrawal Benefit Payout Phase (for the SureIncome for Life Withdrawal Benefit Option)	41
Withdrawal Benefit Payout Start Date (for the SureIncome Withdrawal Benefit Option)	34
Withdrawal Benefit Payout Start Date (for the SureIncome Plus Withdrawal Benefit Option)	38
Withdrawal Benefit Payout Start Date (for the SureIncome for Life Withdrawal Benefit Option)	41
Withdrawal Benefit Option	32
Withdrawal Benefit Option Fee	58

*	References to “Contract” include all three Contracts listed on the cover page of this prospectus, unless otherwise noted. However, we administer each Contract separately.

5 PROSPECTUS

OVERVIEW OF CONTRACTS

The Contracts offer many of the same basic features and benefits.+ They differ primarily with respect to the charges imposed, as follows:

•	The ALLSTATE ADVISOR CONTRACT has a mortality and expense risk charge of 1.10%, an administrative expense charge of 0.19%*, and a withdrawal charge of up to 7% with a 7-year withdrawal charge period;

•

The ALLSTATE ADVISOR PLUS CONTRACT offers Credit Enhancement of up to 5% on purchase payments, a mortality and expense risk charge of 1.40%, an administrative expense charge of 0.19%*, and a withdrawal charge of up to 8.5% with an 8-year withdrawal charge period;

•

The ALLSTATE ADVISOR PREFERRED CONTRACT WITH 5-YEAR WITHDRAWAL CHARGE OPTION (“Package III”) has a mortality and expense risk charge of 1.40%, an administrative expense charge of 0.19%*, and a withdrawal charge of up to 7% with a 5-year withdrawal charge period;

•

The ALLSTATE ADVISOR PREFERRED CONTRACT WITH 3-YEAR WITHDRAWAL CHARGE OPTION (“Package II”) has a mortality and expense risk charge of 1.50%, an administrative expense charge of 0.19%*, and a withdrawal charge of up to 7% with a 3-year withdrawal charge period; and

•

The ALLSTATE ADVISOR PREFERRED CONTRACT WITH NO WITHDRAWAL CHARGE OPTION (“Package I”) has a mortality and expense risk charge of 1.60%, an administrative expense charge of 0.19%*, and no withdrawal charges.

Other differences among the Contracts relate to available Fixed Account Options. For a side-by-side comparison of these differences, please refer to Appendix A of this prospectus.

+

Some broker/dealers and banks may limit the purchase of optional benefits and may limit participation in certain programs. Your individual sales representative will describe any such limitations to you.

*	The administrative expense charge may be increased, but will never exceed 0.35%. Once your Contract is issued, we will not increase the administrative expense charge for your Contract.

6 PROSPECTUS

THE CONTRACTS AT A GLANCE

The following is a snapshot of the Contracts. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS	You can purchase each Contract with as little as $10,000 ($2,000 for Contracts issued with an IRA or TSA). You can add to your Contract as often and as much as you like, but each subsequent payment must be at least $1,000 ($50 for automatic payments).

We reserve the right to accept a lesser initial purchase payment amount for each Contract. We may limit the cumulative amount of purchase payments to a maximum of $1,000,000 in any Contract.

For ALLSTATE ADVISOR PLUS CONTRACTS, each time you make a purchase payment, we will add to your Contract Value a Credit Enhancement of up to 5% of such purchase payment.

TRIAL EXAMINATION PERIOD	You may cancel your Contract within 10 days of receipt (pursuant to New York law, 60 days if you are exchanging another contract for a contract described in this prospectus). (“TRIAL EXAMINATION PERIOD”). Upon cancellation, we will return your purchase payments adjusted, to the extent federal or state law permits, to reflect the investment experience of any amounts allocated to the Variable Account, including the deduction of mortality and expense risk charges and administrative expense charges. If you cancel your Contract during the TRIAL EXAMINATION PERIOD, the amount we refund to you will not include any Credit Enhancement. See “Trial Examination Period” for details.

EXPENSES	Each Fund pays expenses that you will bear indirectly if you invest in a Variable Sub-Account. You also will bear the following expenses:

ALLSTATE ADVISOR CONTRACTS

• Annual mortality and expense risk charge equal to 1.10% of average daily net assets.

• Withdrawal charges ranging from 0% to 7% of purchase payments withdrawn.

ALLSTATE ADVISOR PLUS CONTRACTS

• Annual mortality and expense risk charge equal to 1.40% of average daily net assets.

• Withdrawal charges ranging from 0% to 8.5% of purchase payments withdrawn.

ALLSTATE ADVISOR PREFERRED CONTRACTS (WITH 5-YEAR WITHDRAWAL CHARGE OPTION)

• Annual mortality and expense risk charge equal to 1.40% of average daily net assets.

• Withdrawal charges ranging from 0% to 7% of purchase payments withdrawn.

ALLSTATE ADVISOR PREFERRED CONTRACTS (WITH 3-YEAR WITHDRAWAL CHARGE OPTION)

• Annual mortality and expense risk charge equal to 1.50% of average daily net assets.

• Withdrawal charges ranging from 0% to 7% of purchase payments withdrawn.

7 PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS (WITH NO WITHDRAWAL CHARGE OPTION)

• Annual mortality and expense risk charge equal to 1.60% of average daily net assets.

• No withdrawal charge.

ALL CONTRACTS

• Annual administrative expense charge of 0.19% (up to 0.35% for future Contracts).

• Annual contract maintenance charge of $30 (waived in certain cases).

•  If you select the MAXIMUM ANNIVERSARY VALUE (MAV) DEATH BENEFIT OPTION (“MAV DEATH BENEFIT OPTION”) you will pay an additional mortality and expense risk charge of 0.20% (up to 0.30% for Options added in the future).

•  If you select the TRUERETURNSM ACCUMULATION BENEFIT OPTION (“TRUERETURN OPTION”) you would pay an additional annual fee (“RIDER FEE”) of 0.50% (up to 1.25% for Options added in the future) of the BENEFIT BASE in effect on each Contract anniversary (“CONTRACT ANNIVERSARY”) during the Rider Period. You may not select the TrueReturn Option together with a Retirement Income Guarantee Option or any Withdrawal Benefit Option.

•  If you select the SUREINCOME OPTION, you would pay an additional annual fee (“SUREINCOME OPTION FEE”) of 0.50% of the BENEFIT BASE on each Contract Anniversary (see the SureIncome Option Fee section). You may not select the SureIncome Option together with a Retirement Income Guarantee Option, a TrueReturn Option or any other Withdrawal Benefit Option.

•  If you select the SUREINCOME PLUS WITHDRAWAL BENEFIT OPTION (“SUREINCOME PLUS OPTION”) you would pay an additional annual fee (“SUREINCOME PLUS OPTION FEE”) of 0.65% (up to 1.25% for Options added in the future) of the BENEFIT BASE on each Contract Anniversary (see the SureIncome Plus Option Fee section). You may not select the SureIncome Plus Option together with a Retirement Income Guarantee Option, a TrueReturn Option or any other Withdrawal Benefit Option.

•  If you select the SUREINCOME FOR LIFE WITHDRAWAL BENEFIT OPTION (“SUREINCOME FOR LIFE OPTION”) you would pay an additional annual fee (“SUREINCOME FOR LIFE OPTION FEE”) of 0.65% (up to 1.25% for Options added in the future) of the BENEFIT BASE on each Contract Anniversary (see the SureIncome For Life Option Fee section). You may not select the SureIncome For Life Option together with a Retirement Income Guarantee Option, a TrueReturn Option or any other Withdrawal Benefit Option.

8 PROSPECTUS

•  We discontinued offering RETIREMENT INCOME GUARANTEE OPTION 1 (“RIG 1”) as of January 1, 2004. If you elected RIG 1 prior to January 1, 2004, you will pay an additional annual fee (“Rider Fee”) of 0.40% of the INCOME BASE in effect on a Contract Anniversary.

•  We discontinued offering RETIREMENT INCOME GUARANTEE OPTION 2 (“RIG 2”) as of January 1, 2004. If you elected RIG 2 prior to January 1, 2004, you will pay an additional annual Rider Fee of 0.55% of the INCOME BASE in effect on a Contract Anniversary.

•  If you select the INCOME PROTECTION BENEFIT OPTION you will pay an additional mortality and expense risk charge of 0.50% (up to 0.75% for Options added in the future) during the Payout Phase of your Contract.

•  If you select the SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION or SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION FOR CUSTODIAL INDIVIDUAL RETIREMENT ACCOUNTS (“CSP”) you would pay an additional annual fee (“RIDER FEE”) or 0.10%** (up to 0.15% for Options added in the future) of the Contract Value (“CONTRACT VALUE”) on each Contract Anniversary. These Options are only available for certain types of IRA Contracts, which are Contracts issued with an Individual Retirement Annuity or Account (“IRA”) under Section 408 of the Internal Revenue Code. The CSP is only available for certain custodial Individual Retirement Accounts established under Section 408 of the Internal Revenue Code. For Contracts purchased on or after January 1, 2005, we may discontinue offering the Spousal Protection Benefit (Co-Annuitant) Option at any time prior to the time you elect to receive it.

•  ** No Rider Fee was charged for these Options for Contract Owners who added these Options prior to January 1, 2005. See page 14 for details. Transfer fee equal to 1.00% of the amount transferred up to a maximum of $25 for each after the 12th transfer in any Contract Year (“CONTRACT YEAR”), which we measure from the date we issue your Contract or a Contract Anniversary.

• State premium tax (New York currently does not impose one).

WE MAY DISCONTINUE OFFERING ANY OF THESE OPTIONS AT ANY TIME PRIOR TO THE TIME YOU ELECT TO RECEIVE IT.

9 PROSPECTUS

INVESTMENT ALTERNATIVES	Each Contract offers several investment alternatives including:

• up to 2 Fixed Account Options that credit interest at rates we guarantee, and

• 54* Variable Sub-Accounts investing in Portfolios, offering professional money management by these investment advisors:

• Fidelity Management & Research Company

• Franklin Advisers, Inc.

• Franklin Advisory Services, LLC

• Franklin Mutual Advisers, LLC

• Lord, Abbett & Co. LLC

• OppenheimerFunds, Inc.

• Putnam Investment Management, LLC

• Templeton Asset Management Ltd.

• Templeton Investment Counsel, LLC

• Van Kampen Asset Management

• Van Kampen**

*   Up to 59 Variable Sub-Accounts may be available depending on the date you purchased your Contract. Please see page 45 for information about Sub-Account and/or Portfolio liquidations, mergers, closures and name changes.

** Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.

NOT ALL FIXED ACCOUNT OPTIONS ARE AVAILABLE WITH ALL CONTRACTS.

To find out current rates being paid on the Fixed Account Option(s), or to find out how the Variable Sub-Accounts have performed, please call us at 1-866-718-9824.

SPECIAL SERVICES	For your convenience, we offer these special services:

• AUTOMATIC PORTFOLIO REBALANCING PROGRAM

• AUTOMATIC ADDITIONS PROGRAM

• DOLLAR COST AVERAGING PROGRAM

• SYSTEMATIC WITHDRAWAL PROGRAM

• TRUEBALANCESM ASSET ALLOCATION PROGRAM

10 PROSPECTUS

INCOME PAYMENTS	You can choose fixed income payments, variable income payments, or a combination of the two. You can receive your income payments in one of the following ways (you may select more than one income plan):

• life income with guaranteed number of payments

• joint and survivor life income with guaranteed number of payments

• guaranteed number of payments for a specified period

• life income with cash refund

• joint life income with cash refund

• life income with installment refund

• joint life income with installment refund

Prior to January 1, 2004, Allstate New York also offered two Retirement Income Guarantee Options that guarantee a minimum amount of fixed income payments you can receive if you elect to receive income payments.

In addition, we offer an Income Protection Benefit Option that guarantees that your variable income payments will not fall below a certain level.

DEATH BENEFITS	If you, the Annuitant or Co-Annuitant die before the Payout Start Date, we will pay a death benefit subject to the conditions described in the Contract. In addition to the death benefit included in your Contract (“RETURN OF PREMIUM DEATH BENEFIT” or “ROP DEATH BENEFIT”), the death benefit option we currently offer is the MAV DEATH BENEFIT OPTION.

The SureIncome Plus Option and SureIncome For Life Option also include a death benefit option, the SureIncome Return of Premium Death Benefit, (“SUREINCOME ROP DEATH BENEFIT”).

TRANSFERS	Before the Payout Start Date, you may transfer your Contract Value among the investment alternatives, with certain restrictions. The minimum amount you may transfer is $100 or the amount remaining in the investment alternative, if less. The minimum amount that can be transferred into the Standard Fixed Account is $100.

A charge may apply after the 12th transfer in each Contract Year.

WITHDRAWALS	If any withdrawal reduces your Contract Value to less than $1,000, we will treat the request as a withdrawal of the entire Contract Value, unless the SureIncome Withdrawal Benefit Option is in effect under your Contract. In general, you must withdraw at least $50 at a time. Withdrawals taken prior to the Payout Start Date are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal tax penalty. A withdrawal charge may also apply.

If any withdrawal reduces your Contract Value to less than $1,000, we will treat the request as a withdrawal of the entire Contract Value, unless a Withdrawal Benefit Option is in effect under your Contract. Your Contract will terminate if you withdraw all of your Contract Value.

11 PROSPECTUS

HOW THE CONTRACTS WORK

Each Contract basically works in two ways.

First, each Contract can help you (we assume you are the “CONTRACT OWNER”) save for retirement because you can invest in your Contract’s investment alternatives and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the “ACCUMULATION PHASE” of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the “ISSUE DATE”) and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in a Fixed Account Option, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, each Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years, by selecting one of the income payment options (we call these “INCOME PLANS”) described on page 61. You receive income payments during what we call the “PAYOUT PHASE” of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

Issue Date	Accumulation Phase	Payout Start Date	Payout Phase
You buy a Contract	You save for retirement	You elect to receive income payments or receive a lump sum payment	You can receive income payments for a set period	Or you can receive income payments for life

Other income payment options are also available. See “INCOME PAYMENTS.”

As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. See “The Contracts.” In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract Owner or, if there is none, to your Beneficiary. See “Death Benefits.”

Please call us at 1-866-718-9824 if you have any question about how the Contracts work.

12 PROSPECTUS

EXPENSE TABLE

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes because New York currently does not impose premium taxes on annuities. For more information about Variable Account expenses, see “Expenses,” below. For more information about Fund expenses, please refer to the accompanying prospectuses for the Portfolios.

CONTRACT OWNER TRANSACTION EXPENSES

Withdrawal Charge (as a percentage of purchase payments withdrawn)*

Number of Complete Years Since We Received the Purchase Payment Being Withdrawn/Applicable Charge:

Contract:	0	1	2	3	4	5	6	7	8+
Allstate Advisor	7%	7%	6%	5%	4%	3%	2%	0%	0%
Allstate Advisor Plus	8.5%	8.5%	8.5%	7.5%	6.5%	5.5%	4%	2.5%	0%
Allstate Advisor Preferred with:
5-Year Withdrawal Charge Option	7%	6%	5%	4%	3%	0%
3-Year Withdrawal Charge Option	7%	6%	5%	0%
No Withdrawal Charge Option	None
All Contracts:
Annual Contract Maintenance Charge					$30 **
Transfer Fee	1.00% of the amount transferred, up to a maximum of $25***

*

Each Contract Year, you may withdraw a portion of your purchase payments (and/or your earnings, in the case of Charitable Remainder Trusts) without incurring a withdrawal charge (“Preferred Withdrawal Amount”). See “Withdrawal Charges” for more information.

**	Waived in certain cases. See “Expenses.”
***	Applies solely to the 13th and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic portfolio rebalancing.

13 PROSPECTUS

VARIABLE ACCOUNT ANNUAL EXPENSES

(AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)

If you select the basic Contract without any optional benefits, your Variable Account expenses would be as follows:

Basic Contract (without any optional benefit)	Mortality and Expense Risk Charge	Administrative Expense Charge*	Total Variable Account Annual Expense
ALLSTATE ADVISOR	1.10%	0.19%	1.29%
ALLSTATE ADVISOR PLUS	1.40%	0.19%	1.59%
ALLSTATE ADVISOR PREFERRED (5- YEAR WITHDRAWAL CHARGE OPTION)	1.40%	0.19%	1.59%
ALLSTATE ADVISOR PREFERRED (3- YEAR WITHDRAWAL CHARGE OPTION)	1.50%	0.19%	1.69%
ALLSTATE ADVISOR PREFERRED (NO WITHDRAWAL CHARGE OPTION)	1.60%	0.19%	1.79%

*	We reserve the right to raise the administrative expense charge to 0.35%. However, we will not increase the charge once we issue your Contract.

Each Contract also offers optional riders that may be added to the Contract. For each optional rider you select, you would pay the following additional mortality and expense risk charge associated with each rider.

MAV Death Benefit Option	0.20% (up to 0.30% for Options added in the future)

If you select the Options with the highest possible combination of mortality and expense risk charges, your Variable Account expenses would be as follows, assuming current expenses:

Contract with the MAV Death Benefit Option	Mortality and Expense Risk Charge*	Administrative Expense Charge*	Total Variable Account Annual Expense
ALLSTATE ADVISOR	1.30%	0.19%	1.49%
ALLSTATE ADVISOR PLUS	1.60%	0.19%	1.79%
ALLSTATE ADVISOR PREFERRED (5- YEAR WITHDRAWAL CHARGE OPTION)	1.60%	0.19%	1.79%
ALLSTATE ADVISOR PREFERRED (3- YEAR WITHDRAWAL CHARGE OPTION)	1.70%	0.19%	1.89%
ALLSTATE ADVISOR PREFERRED (NO WITHDRAWAL CHARGE OPTION)	1.80%	0.19%	1.99%

*

As described above the administrative expense charge and the mortality and expense charge for certain Options may be higher for future Contracts. However, we will not increase the administrative expense charge once we issue your Contract, and we will not increase the charge for the Option once we add the Option to your Contract.

TRUERETURNSM ACCUMULATION BENEFIT OPTION FEE

(ANNUAL RATE AS A PERCENTAGE OF BENEFIT BASE ON A CONTRACT ANNIVERSARY)

TrueReturnSM Accumulation Benefit Option	0.50	%*

*	Up to 1.25% for Options added in the future. See “TrueReturnSM Accumulation Benefit Option” for details.

SUREINCOME WITHDRAWAL BENEFIT OPTION FEE

(ANNUAL RATE AS A PERCENTAGE OF BENEFIT BASE ON A CONTRACT ANNIVERSARY)

SureIncome Withdrawal Benefit Option	0.50	%*

*	Up to 1.25% for SureIncome Options added in the future. See “SureIncome Withdrawal Benefit Option” for details.

SUREINCOME PLUS WITHDRAWAL BENEFIT OPTION FEE

(ANNUAL RATE AS A PERCENTAGE OF BENEFIT BASE ON A CONTRACT ANNIVERSARY)

SureIncome Plus Withdrawal Benefit Option	0.65	%*

*	Up to 1.25% for SureIncome Plus Options added in the future. See “SureIncome Plus Withdrawal Benefit Option” for details.

14 PROSPECTUS

SUREINCOME FOR LIFE WITHDRAWAL BENEFIT OPTION FEE

(ANNUAL RATE AS A PERCENTAGE OF BENEFIT BASE ON A CONTRACT ANNIVERSARY)

SureIncome For Life Withdrawal Benefit Option	0.65	%*

*	Up to 1.25% for SureIncome For Life Options added in the future. See “SureIncome For Life Withdrawal Benefit Option” for details.

RETIREMENT INCOME GUARANTEE OPTION FEE*

If you selected RIG 1, you would pay a Rider Fee at the annual rate of 0.40% of the Income Base in effect on a Contract Anniversary. If you selected RIG 2, you would pay an additional Rider Fee at the annual rate of 0.55% of the Income Base in effect on a Contract Anniversary. See “Retirement Income Guarantee Options” for details.

*	We discontinued offering the Retirement Income Guarantee Options as of January 1, 2004. Fees shown apply to Contract Owners who selected an Option prior to January 1, 2004.

SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION FEE

(AS A PERCENTAGE OF CONTRACT VALUE ON EACH CONTRACT ANNIVERSARY)

Spousal Protection Benefit (Co-Annuitant) Option	0.10	%*

*	Applies to Contract Owners who select the Option on or after January 1, 2005. Up to 0.15% for options added in the future.

SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION FOR CUSTODIAL INDIVIDUAL RETIREMENT ACCOUNTS FEE

(AS A PERCENTAGE OF CONTRACT VALUE ON EACH CONTRACT ANNIVERSARY)

Spousal Protection Benefit (Co-Annuitant) Option	0.10	%*

*	Applies to Contract Owners who select the Option on or after January 1, 2005. Up to 0.15% for options added in the future.

If you select the Spousal Protection Benefit (Co-Annuitant) Option or Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts on or after January 1, 2005, you will pay a Rider Fee at the annual rate of 0.10% of the Contract Value on each Contract Anniversary. We reserve the right to increase the annual Rider Fee to up to 0.15% of the Contract Value. If you selected either of these Options prior to January 1, 2005, there is no charge associated with your Option. See “Spousal Protection Benefit (Co-Annuitant) Option Fee and Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts Fee” for details.

INCOME PROTECTION BENEFIT OPTION

The Contracts are also available with the Income Protection Benefit Option. See “Income Payments—Income Protection Benefit Option,” below, for a description of the Option. The charge for the Income Protection Benefit Option is currently 0.50% of the average daily net Variable Account assets supporting the variable income payments to which the Income Protection Benefit Option applies. The charge for the Income Protection Benefit Option applies during the Payout Phase. We reserve the right to raise the Income Protection Benefit Option charge to up to 0.75%. Once your Income Protection Benefit Option is in effect, however, we may not change the fee that applies to your Contract. See “Expenses—Mortality and Expense Risk Charge,” below, for details.

PORTFOLIO ANNUAL EXPENSES - MINIMUM AND MAXIMUM

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. Advisers and/or other service providers of certain Portfolios may have agreed to waive their fees and/or reimburse Portfolio expenses in order to keep the Portfolios’ expenses below

15 PROSPECTUS

specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio’s fees and expenses appears in the prospectus for each Portfolio.

	Minimum	Maximum
Total Annual Portfolio Operating Expenses(1) (expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or services (12b-1) fees, and other expenses)	0.35%	1.73%

1.	Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2006 (except as otherwise noted).

16 PROSPECTUS

EXAMPLE 1

This Example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses.

The example shows the dollar amount of expenses that you would bear directly or indirectly if you:

•	invested $10,000 in the Contract for the time periods indicated;

•	earned a 5% annual return on your investment;

•	surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period;

•	elected the MAV Death Benefit Option;

•	elected the Spousal Protection Benefit (Co-Annuitant) Option; and

•	elected the SureIncome Plus Withdrawal Benefit Option.

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

The first line of the example assumes that the maximum fees and expenses of any of the Portfolios are charged. The second line of the example assumes that the minimum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below.

	Allstate Advisor				Allstate Advisor Plus
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Year
Costs Based on Maximum Annual Portfolio Expenses	$1,033	$1,757	$2,503	$4,642	$1,192	$2,058	$2,859
Costs Based on Minimum Annual Portfolio Expenses	$892	$1,339	$1,817	$3,335	$1,050	$1,643	$2,182

	Allstate Advisor Preferred
	(with 5-year Withdrawal Charge Option)
	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$979	$1,761	$2,392	$4,903
Costs Based on Minimum Annual Portfolio Expenses	$838	$1,346	$1,715	$3,635

	Allstate Advisor Preferred				Allstate Advisor Preferred
	(with 3-year Withdrawal Charge Option)				(with No Withdrawal Charge Option)
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$989	$1,451	$2,439	$4,988	$490	$1,480	$2,486	$5,073
Costs Based on Minimum Annual Portfolio Expenses	$848	$1,036	$1,765	$3,733	$348	$1,067	$1,815	$5,073

17 PROSPECTUS

EXAMPLE 2

This Example uses the same assumptions as Example 1 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each time period.

	Allstate Advisor				Allstate Advisor Plus
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$438	$1,332	$2,248	$4,642	$469	$1,421	$2,392	$4,903
Costs Based on Minimum Annual Portfolio Expenses	$297	$914	$1,562	$3,335	$328	$1,006	$1,715	$3,636

	Allstate Advisor Preferred
	(with 5-year Withdrawal Charge Option)
	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$469	$1,421	$2,392	$4,903
Costs Based on Minimum Annual Portfolio Expenses	$328	$1,006	$1,715	$3,635

	Allstate Advisor Preferred				Allstate Advisor Preferred
	(with 3-year Withdrawal Charge Option)				(with No Withdrawal Charge Option)
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$479	$1,451	$2,439	$4,988	$490	$1,480	$2,486	$5,073
Costs Based on Minimum Annual Portfolio Expenses	$338	$1,036	$1,765	$3,733	$348	$1,067	$1,815	$5,073
PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES DO NOT ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE EXAMPLES REFLECT THE PREFERRED WITHDRAWAL AMOUNTS, IF APPLICABLE, AND THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $30 EACH YEAR. THE ABOVE EXAMPLES ASSUME YOU HAVE SELECTED THE MAV DEATH BENEFIT OPTION, THE SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION, AND THE SUREINCOME PLUS WITHDRAWAL BENEFIT OPTION. EXAMPLES FOR THE ALLSTATE ADVISOR PREFERRED CONTRACTS ASSUME THE ELECTION OF THE 5-YEAR WITHDRAWAL CHARGE OPTION. IF ANY OR ALL OF THESE FEATURES WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER.

18 PROSPECTUS

FINANCIAL INFORMATION

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the “ACCUMULATION UNIT.” Each Variable Sub-Account has a separate value for its Accumulation Units we call “ACCUMULATION UNIT VALUE.” Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

Accumulation Unit Values for the lowest and highest available combinations of Contract charges that affect Accumulation Unit Values for each Contract are shown in Appendix I of this prospectus. The financial statements of Allstate New York and the financial statements of the Variable Account, which are comprised of the financial statements of the underlying Sub-Accounts, appear in the Statement of Additional Information.

THE CONTRACTS

CONTRACT OWNER

Each Contract is an agreement between you, the Contract Owner, and Allstate New York, a life insurance company. As the Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

•	the investment alternatives during the Accumulation and Payout Phases,

•	the amount and timing of your purchase payments and withdrawals,

•	the programs you want to use to invest or withdraw money,

•	the income payment plan(s) you want to use to receive retirement income,

•	the Annuitant (either yourself or someone else) on whose life the income payments will be based,

•	the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract Owner or the Annuitant dies, and

•	any other rights that the Contract provides, including restricting income payments to Beneficiaries.

If you die, any surviving joint Contract Owner or, if none, the Beneficiary may exercise the rights and privileges provided to them by the Contract. If the sole surviving Contract Owner dies after the Payout Start Date, the Primary Beneficiary will receive any guaranteed income payments scheduled to continue.

If the Annuitant dies prior to the Payout Start Date and the Contract Owner is a grantor trust not established by a business, the new Contract Owner will be the Beneficiary(ies).

The Contract cannot be jointly owned by both a non-living person and a living person unless the Contract Owner(s) assumed ownership of the Contract as a Beneficiary(ies). The maximum age of any Contract Owner on the date we receive the completed application for each Contract is age 90.

If you select the Maximum Anniversary Value (MAV) Death Benefit Option, the maximum age of any Contract Owner on the Rider Application Date is currently age 79. If you select the Spousal Protection Benefit (Co-Annuitant) Option or the Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts (CSP), the maximum age of any Contract Owner or beneficial owner for CSP on the Rider Application Date is currently age 90. If you select the SureIncome Withdrawal Benefit Option, the maximum age of any Contract Owner on the Rider Application Date is age 75. If you select the SureIncome Plus Withdrawal Benefit Option, the maximum age of any Contract Owner on the Rider Application Date is age 75. If you select the SureIncome For Life Withdrawal Benefit Option, the minimum and maximum ages of the oldest Contract Owner (oldest annuitant if Contract Owner is a non-living person) on the Rider Application Date are ages 50 and 75, respectively.

The Contract can also be purchased as an IRA or TSA (also known as a 403(b)). The endorsements required to qualify these annuities under the Internal Revenue Code of 1986, as amended, (“Code”) may limit or modify your rights and privileges under the Contract. We use the term “QUALIFIED CONTRACT” to refer to a Contract issued as an IRA, 403(b) or with a Qualified Plan.

Except for certain retirement plans, you may change the Contract Owner at any time by written notice in a form satisfactory to us. Until we receive your written notice to change the Contract Owner, we are entitled to rely on the most recent information in our files. We will provide a change of ownership form to be signed by you and filed with us. Once we accept the change, the change will take effect as of the date you signed the request. We will not be liable for any payment or settlement made prior to accepting the change. Accordingly, if you wish to change the Contract Owner, you should deliver your written notice to us promptly. Each change is subject to any payment we make or other action we take before we accept it. Changing ownership of this Contract may cause adverse tax consequences and may not be allowed under Qualified Plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.

19 PROSPECTUS

ANNUITANT

The Annuitant is the individual whose age determines the latest Payout Start Date and whose life determines the amount and duration of income payments (other than under Income Plan 3). You may not change the Annuitant at any time. You may designate a joint Annuitant, who is a second person on whose life income payments depend, at the time you select an Income Plan. Additional restrictions may apply in the case of Qualified Plans. The maximum age of the Annuitant on the date we receive the completed application for each Contract is 90.

If you select the MAV Death Benefit Option, the maximum age of any Annuitant on the Rider Application Date is 79.

If you select the Spousal Protection Benefit (Co-Annuitant) Option, the maximum age of any Annuitant on the Rider Application date is age 90.

If you select the Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts, the maximum age of any Annuitant on the Rider Application date is age 90.

If you select the Income Protection Benefit Option, the oldest Annuitant and joint Annuitant (if applicable) must be age 75 or younger on the Payout Start Date.

If you select the SureIncome Withdrawal Benefit Option, the maximum age of any Annuitant on the Rider Application Date is age 75. If you select the SureIncome Plus Withdrawal Benefit Option, the maximum age of any Annuitant on the Rider Application Date is age 75. If you select the SureIncome For Life Withdrawal Benefit Option, the minimum and maximum ages of the oldest annuitant, if the Contract Owner is a non-living person, on the Rider Application Date are ages 50 and 75, respectively.

If you select an Income Plan that depends on the Annuitant or a joint Annuitant’s life, we may require proof of age and sex before income payments begin and proof that the Annuitant or joint Annuitant is still alive before we make each payment.

CO-ANNUITANT

SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION

Contract Owners of IRA Contracts that meet the following conditions and that elect the Spousal Protection Benefit Option may name their spouse as a Co-Annuitant:

•	the individually owned Contract must be either a traditional, Roth, or Simplified Employee Pension IRA;

•	the Contract Owner must be age 90 or younger on the Rider Application Date;

•	the Co-Annuitant must be age 79 or younger on the Rider Application Date; and

•	the Co-Annuitant must be the sole Primary Beneficiary under the Contract.

Under the Spousal Protection Benefit (Co-Annuitant) Option, the Co-Annuitant will be considered to be an Annuitant during the Accumulation Phase, except the Co-Annuitant will not be considered to be an Annuitant for purposes of determining the Payout Start Date or upon the death of the Co-Annuitant. You may change the Co-Annuitant to a new spouse only if you provide proof of remarriage in a form satisfactory to us. At any time, there may only be one Co-Annuitant under your Contract. See “Spousal Protection Benefit Option and Death of Co-Annuitant” for more information.

SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION FOR CUSTODIAL INDIVIDUAL RETIREMENT ACCOUNTS.

Contracts that meet the following conditions and that elect the Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts may name the spouse of the Annuitant as a Co-Annuitant:

•	the beneficially owned Contract must be a Custodial traditional IRA, Custodial Roth IRA, or a Custodial Simplified Employee Pension IRA;

•	the Annuitant must be the beneficial owner of the Custodial traditional IRA, Custodial Roth IRA, or Custodial Simplified Employee Pension IRA;

•	the Co-Annuitant must be the legal spouse of the Annuitant and only one Co-Annuitant may be named;

•	the Co-Annuitant must be the sole beneficiary of the Custodial traditional IRA, Custodial Roth IRA, or the Custodial Simplified Employee Pension IRA;

•	the Annuitant must be age 90 or younger on the Rider Application Date; and

•	the Co-Annuitant must be age 79 or younger on the Rider Application Date.

Under the Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts, the Co-Annuitant will be considered to be an Annuitant during the Accumulation Phase, except the Co-Annuitant will not be considered to be an Annuitant for purposes of determining the Payout Start Date or upon the death of the Co-Annuitant. The Co-Annuitant is not considered the beneficial owner of the Custodial Traditional IRA, Custodial Roth IRA, or the Custodial Simplified Employee Pension IRA. See “Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts and Death of Co-Annuitant” for more information.

BENEFICIARY

You may name one or more Primary and Contingent Beneficiaries when you apply for a Contract. The Primary Beneficiary is the person who may, in accordance with the terms of the Contract, elect to receive the death settlement (“DEATH PROCEEDS”) or become the new

20 PROSPECTUS

Contract Owner pursuant to the Contract if the sole surviving Contract Owner dies before the Payout Start Date. A Contingent Beneficiary is the person selected by the Contract Owner who will exercise the rights of the Primary Beneficiary if all named Primary Beneficiaries die before the death of the sole surviving Contract Owner.

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we accept your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable for any payment or settlement made prior to accepting the change. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each Beneficiary change is subject to any payment made by us or any other action we take before we accept the change.

You may restrict income payments to Beneficiaries by providing us with a written request. Once we accept the written request, the restriction will take effect as of the date you signed the request. Any restriction is subject to any payment made by us or any other action we take before we accept the request.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving Primary or Contingent Beneficiaries when the sole surviving Contract Owner dies, the new Beneficiary will be:

•	your spouse or, if he or she is no longer alive,

•	your surviving children equally, or if you have no surviving children,

•	your estate.

If more than one Beneficiary survives you (or the Annuitant, if the Contract Owner is a grantor trust), we will divide the Death Proceeds among the surviving Beneficiaries according to your most recent written instructions. If you have not given us written instructions in a form satisfactory to us, we will pay the Death Proceeds in equal amounts to the surviving Beneficiaries. If there is more than one Beneficiary in a class (e.g., more than one Primary Beneficiary) and one of the Beneficiaries predeceases the Contract Owner (the Annuitant if the Contract owner is a grantor trust), the remaining Beneficiaries in that class will divide the deceased Beneficiary’s share in proportion to the original share of the remaining Beneficiaries.

For purposes of this Contract, in determining whether a living person, including a Contract Owner, Primary Beneficiary, Contingent Beneficiary, or Annuitant (“Living Person A”) has survived another living person, including a Contract Owner, Primary Beneficiary, Contingent Beneficiary, or Annuitant (“Living Person B”), Living Person A must survive Living Person B by at least 24 hours. Otherwise, Living Person A will be conclusively deemed to have predeceased Living Person B.

Where there are multiple Beneficiaries, we will only value the Death Proceeds at the time the first Beneficiary submits the necessary documentation in good order. Any Death Proceeds amounts attributable to any Beneficiary which remain in the Variable Sub-Accounts are subject to investment risk. If there is more than one Beneficiary taking shares of the Death Proceeds, each Beneficiary will be treated as a separate and independent owner of his or her respective share of the Death Proceeds. Each Beneficiary will exercise all rights related to his or her share of the Death Proceeds, including the sole right to select a death settlement option, subject to any restrictions previously placed upon the Beneficiary. Each Beneficiary may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the death settlement option chosen by the original Beneficiary.

If there is more than one Beneficiary and one of the Beneficiaries is a corporation, trust or other non-living person, all Beneficiaries will be considered to be non-living persons.

MODIFICATION OF THE CONTRACT

Only an Allstate New York officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

ASSIGNMENT

You may not assign an interest in this Contract as collateral or security for a loan. However, you may assign periodic income payments under this Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN PERIODIC INCOME PAYMENTS UNDER YOUR CONTRACT.

21 PROSPECTUS

PURCHASES

MINIMUM PURCHASE PAYMENTS

The minimum initial purchase payment for Non- Qualified Contracts is $10,000, ($2,000 for Contracts issued with an IRA or TSA). All subsequent purchase payments under a Contract must be $1,000 or more ($50 for automatic payments). For ALLSTATE ADVISOR PLUS CONTRACTS, purchase payments do not include any Credit Enhancements. You may make purchase payments at any time prior to the Payout Start Date. Please consult with your representative for details. The total amount of purchase payments we will accept for each Contract without our prior approval is $1,000,000. We reserve the right to accept a lesser initial purchase payment amount or lesser subsequent purchase payment amounts. We reserve the right to limit the availability of the investment alternatives for additional investments. We also reserve the right to reject any application.

AUTOMATIC ADDITIONS PROGRAM

You may make subsequent purchase payments of $50 or more per month by automatically transferring money from your bank account. Please consult with your sales representative for detailed information. The AUTOMATIC ADDITIONS PROGRAM is not available for making purchase payments into the Dollar Cost Averaging Fixed Account Option.

ALLOCATION OF PURCHASE PAYMENTS

At the time you apply for a Contract, you must decide how to allocate your purchase payment among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by calling us at 1-866-718-9824.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our customer service center. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our customer service center.

We use the term “BUSINESS DAY” to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as “VALUATION DATES.” Our business day closes when the New York Stock Exchange closes for regular trading, usually 4:00 p.m. Eastern Time (3:00 p.m. Central Time). If we receive your purchase payment after 4:00 p.m. Eastern Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

CREDIT ENHANCEMENT

For ALLSTATE ADVISOR PLUS CONTRACTS, each time you make a purchase payment, we will add to your Contract Value a Credit Enhancement equal to 4% of the purchase payment if the oldest Contract Owner and oldest Annuitant are age 85 or younger on the date we receive the completed application for the Contract (“Application Date”). If the oldest Contract Owner or oldest Annuitant is age 86 or older and both are 90 or younger on the Application Date, we will add to your Contract Value a Credit Enhancement equal to 2% of the purchase payment. An additional Credit Enhancement will be added to your Contract if the cumulative purchase payments (including the purchase payment being made) less cumulative withdrawals exceed a certain threshold. The thresholds apply individually to each ALLSTATE ADVISOR PLUS Contract you own. The additional Credit Enhancements and their corresponding thresholds are as follows:

ADDITIONAL CREDIT ENHANCEMENT FOR LARGE CONTRACTS	CUMULATIVE PURCHASE PAYMENTS LESS CUMULATIVE WITHDRAWALS MUST EXCEED:
0.50% of the purchase payment	$500,000
1.00% of the purchase payment	$1,000,000

If you exercise your right to cancel the Contract during the Trial Examination Period, the amount we refund to you will not include any Credit Enhancement. See “TRIAL EXAMINATION PERIOD” below for details.

We will allocate any Credit Enhancements to the investment alternatives according to the allocation instructions you have on file with us at the time we receive your purchase payment. We will allocate each Credit Enhancement among the investment alternatives in the same proportions as the corresponding purchase payment. We do not consider Credit Enhancements to be investments in the Contract for income tax purposes.

We use a portion of the withdrawal charge and mortality and expense risk charge to help recover the cost of providing the Credit Enhancement under the Contract. See “Expenses.” Under certain circumstances (such as a

22 PROSPECTUS

period of poor market performance) the cost associated with the Credit Enhancement may exceed the sum of the Credit Enhancement and any related earnings. You should consider this possibility before purchasing the Contract.

TRIAL EXAMINATION PERIOD

You may cancel your Contract by providing us with written notice within the Trial Examination Period, which is the 10 day period after you receive the Contract (pursuant to New York law, 60 days if you are exchanging another contract for one of the Contracts described in this prospectus). If you exercise this “RIGHT TO CANCEL,” the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss, including the deduction of mortality and expense risk charges and administrative expense charges, that occurred from the date of allocation through the date of cancellation. If your Contract is qualified under Code Section 408(b), we will refund the greater of any purchase payments or the Contract Value.

For ALLSTATE ADVISOR PLUS CONTRACTS, we have received regulatory relief to enable us to recover the amount of any Credit Enhancement applied to Contracts that are cancelled during the Trial Examination Period. The amount we return to you upon exercise of this Right to Cancel will not include any Credit Enhancement or the amount of charges deducted prior to cancellation, but will reflect any investment gain or loss associated with your Variable Account purchase payments and with the full amount of the Credit Enhancement, including the deduction of mortality and expense risk charges and administrative charges.

We reserve the right to allocate your purchase payments to the Putnam VT Money Market - Class IB Sub-Account during the Trial Examination Period.

CONTRACT VALUE

On the Issue Date, the Contract Value is equal to your initial purchase payment (for ALLSTATE ADVISOR PLUS CONTRACTS, your initial purchase payment plus the Credit Enhancement).

Thereafter, your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus your value in the Fixed Account Option(s) offered by your Contract.

ACCUMULATION UNITS

To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. For ALLSTATE ADVISOR PLUS CONTRACTS, we would credit your Contract additional Accumulation Units of the Variable Sub-Account to reflect the Credit Enhancement paid on your purchase payment. See “Credit Enhancement.” Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE

As a general matter, the Accumulation Unit Value for each Variable Sub-Account for each Contract will rise or fall to reflect:

•	changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

•

the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine any applicable withdrawal charges, Rider Fees (if applicable), transfer fees, and contract maintenance charges separately for each Contract. They do not affect the Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we compute Accumulation Unit Values, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account for each Contract on each Valuation Date. We also determine a separate set of Accumulation Unit Values that reflect the cost of each optional benefit, or available combination thereof, offered under the Contract.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

TRUERETURNSM ACCUMULATION BENEFIT OPTION

We offer the TrueReturnSM Accumulation Benefit Option, which is available for an additional fee. The TrueReturn Option guarantees a minimum Contract Value on the “RIDER MATURITY DATE.” The Rider Maturity Date is determined by the length of the Rider Period

23 PROSPECTUS

which you select. The Option provides no minimum Contract Value if the Option terminates before the Rider Maturity Date. See “Termination of the TrueReturn Option” below for details on termination.

The TrueReturn Option is available at issue of the Contract, or may be added later, subject to availability and issue requirements. You may not add the TrueReturn Option to your Contract after Contract issue without our prior approval if your Contract Value is greater than $1,000,000 at the time you choose to add the TrueReturn Option. Currently, you may have only one TrueReturn Option in effect on your Contract at one time. You may only have one of the following in effect on your Contract at the same time: a TrueReturn Option, a Retirement Income Guarantee Option or a Withdrawal Benefit Option. The TrueReturn Option has no maximum issue age, however the Rider Maturity Date must occur before the latest Payout Start Date, which is the later of the Annuitant’s 90th birthday or the 10th Contract Anniversary. Once added to your Contract, the TrueReturn Option may be cancelled at any time on or after the 5th Rider Anniversary by notifying us in writing in a form satisfactory to us.

The “RIDER ANNIVERSARY” is the anniversary of the Rider Date. We reserve the right to extend the date on which the TrueReturn Option may be cancelled to up to the 10th Rider Anniversary at any time in our sole discretion. Any change we make will not apply to a TrueReturn Option that was added to your Contract prior to the implementation date of the change.

When you add the TrueReturn Option to your Contract, you must select a Rider Period and a Guarantee Option. The Rider Period and Guarantee Option you select determine the AB Factor, which is used to determine the Accumulation Benefit, described below. The “RIDER PERIOD” begins on the Rider Date and ends on the Rider Maturity Date. The “RIDER DATE” is the date the TrueReturn Option was made a part of your Contract. We currently offer Rider Periods ranging from 8 to 16 years depending on the Guarantee Option you select. You may select any Rider Period from among those we currently offer, provided the Rider Maturity Date occurs prior to the latest Payout Start Date. We reserve the right to offer additional Rider Periods in the future, and to discontinue offering any of the Rider Periods at any time. Each Model Portfolio Option available under a Guarantee Option has specific investment requirements that are described in the “Investment Requirements” section below and may depend upon the Rider Date of your TrueReturn Option. We reserve the right to offer additional Guarantee Options in the future, and to discontinue offering any of the Guarantee Options at any time. After the Rider Date, the Rider Period and Guarantee Option may not be changed.

We may discontinue offering the TrueReturn Option at any time to new Contract Owners and to existing Contract Owners who did not elect the Option prior to the date of discontinuance.

We believe the TrueReturn Option complies with Individual Retirement Annuity (IRA) requirements regarding enhanced benefits. We are filing the TrueReturn Option for prototype approval with the IRS.

ACCUMULATION BENEFIT.

On the Rider Maturity Date, if the Accumulation Benefit is greater than the Contract Value, then the Contract Value will be increased to equal the Accumulation Benefit. The excess amount of any such increase will be allocated to the Putnam VT Money Market Variable Sub-Account. You may transfer the excess amount out of the Putnam VT Money Market Variable Sub-Account and into another investment alternative at any time thereafter. However, each transfer you make will count against the 12 transfers you can make each Contract Year without paying a transfer fee. Prior to the Rider Maturity Date, the Accumulation Benefit will not be available as a Contract Value, Settlement Value, or Death Proceeds. Additionally, we will not pay an Accumulation Benefit if the TrueReturn Option is terminated for any reason prior to the Rider Maturity Date. After the Rider Maturity Date, the TrueReturn Option provides no additional benefit.

The “ACCUMULATION BENEFIT” is equal to the Benefit Base multiplied by the AB Factor. The “AB FACTOR” is determined by the Rider Period and Guarantee Option you selected as of the Rider Date. The following table shows the AB Factors available for the Rider Periods and Guarantee Options we currently offer.

AB FACTORS
RIDER PERIOD (NUMBER OF YEARS)	GUARANTEE OPTION 1	GUARANTEE OPTION 2
8	100.0%	NA
9	112.5%	NA
10	125.0%	100.0%
11	137.5%	110.0%
12	N/A	120.0%
13	N/A	130.0%
14	N/A	140.0%
15	N/A	150.0%
16	N/A	160.0%

The following examples illustrate the Accumulation Benefit calculations under Guarantee Options 1 and 2 on the Rider Maturity Date. For the purpose of illustrating the Accumulation Benefit calculation, the examples assume the Benefit Base is the same on the Rider Date and the Rider Maturity Date.

Example 1: Guarantee Option 1

Guarantee Option:	1
Rider Period:	10
AB Factor:	125.0%
Rider Date:	1/2/04

24 PROSPECTUS

Rider Maturity Date:	1/2/14
Benefit Base on Rider Date:	$50,000
Benefit Base on rider Maturity Date:	$50,000

On the Rider Maturity Date (1/2/14):

Accumulation Benefit	= Benefit Base on Rider Maturity Date X AB Factor
= $50,000 X 125.0%
= $62,500

Example 2: Guarantee Option 2

Guarantee Option:	2
Rider Period:	15
AB Factor:	150.0%
Rider Date:	1/2/04
Rider Maturity Date:	1/2/19
Benefit Base on Rider Date:	$50,000
Benefit Base on rider Maturity Date:	$50,000

On the Rider Maturity Date (1/2/19):

Accumulation Benefit	= Benefit Base on Rider Maturity Date X AB Factor
= $50,000 X 150.0%
= $75,000

Guarantee Option 1 offers a higher AB Factor and more rider periods than Guarantee Option 2. Guarantee Option 1 and Guarantee Option 2 have different investment restrictions. See “Investment Requirements” below for more information.

BENEFIT BASE.

The Benefit Base is used solely for purposes of determining the Rider Fee and the Accumulation Benefit. The Benefit Base is not available as a Contract Value, Settlement Value, or Death Proceeds. On the Rider Date, the “Benefit Base” is equal to the Contract Value. After the Rider Date, the Benefit Base will be recalculated for purchase payments and withdrawals as follows:

•

The Benefit Base will be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made prior to or on the first Contract Anniversary following the Rider Date. Subject to the terms and conditions of your Contract, you may add purchase payments after this date, but they will not be included in the calculation of the Benefit Base. THEREFORE, IF YOU PLAN TO MAKE PURCHASE PAYMENTS AFTER THE FIRST CONTRACT ANNIVERSARY FOLLOWING THE RIDER DATE, YOU SHOULD CONSIDER CAREFULLY WHETHER THIS OPTION IS APPROPRIATE FOR YOUR NEEDS.

•	The Benefit Base will be decreased by a Withdrawal Adjustment for each withdrawal you make. The Withdrawal Adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

(a) = the withdrawal amount;

(b) = the Contract Value immediately prior to the withdrawal; and

(c) = the Benefit Base immediately prior to the withdrawal.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. A withdrawal charge also may apply. See Appendix G for numerical examples that illustrate how the Withdrawal Adjustment is applied.

The Benefit Base will never be less than zero.

INVESTMENT REQUIREMENTS.

If you add the TrueReturn Option to your Contract, you must adhere to certain requirements related to the investment alternatives in which you may invest during the Rider Period. The specific requirements will depend on the model portfolio option (“Model Portfolio Option”) you have selected and the effective date of your TrueReturn Option. These requirements are described below in more detail. These requirements may include, but are not limited to, maximum investment limits on certain Variable Sub-Accounts or on certain Fixed Account Options, exclusion of certain Variable Sub-Accounts or of certain Fixed Account Options, required minimum allocations to certain Variable Sub-Accounts, and restrictions on transfers to or from certain investment alternatives. We may also require that you use the Automatic Portfolio Rebalancing Program. We may change the specific requirements that are applicable to a Guarantee Option or a Model Portfolio Option available under a Guarantee Option at any time in our sole discretion. Any changes we make will not apply to a TrueReturn Option that was made a part of your Contract prior to the implementation date of the change, except for changes made due to a change in investment alternatives available under the Contract. Any changes we make will apply to a new TrueReturn Option elected subsequent to the change pursuant to the Rider Trade-In Option.

When you add the TrueReturn Option to your Contract, you must allocate your entire Contract Value as follows:

(1)	to a Model Portfolio Option (“MODEL PORTFOLIO OPTION”) available with the Guarantee Option you selected, as defined below; or

(2)

to the DCA Fixed Account Option and then transfer all purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and interest according to a Model Portfolio Option available with the Guarantee Option you selected; or

(3)	to a combination of (1) and (2) above.

25 PROSPECTUS

For (2) and (3) above, the requirements for the DCA Fixed Account Option must be met. See the “Dollar Cost Averaging Fixed Account Option” section of this prospectus for more information.

On the Rider Date, you must select only one of the Model Portfolio Options in which to allocate your Contract Value. After the Rider Date, you may transfer your entire Contract Value to any of the other Model Portfolio Options available with your Guarantee Option. We currently offer several Model Portfolio Options with each of the available Guarantee Options. The Model Portfolio Options that are available under Guarantee Options may differ depending upon the effective date of your TrueReturn Option. Please refer to the Model Portfolio Option 1, Model Portfolio Option 2, TrueBalanceSM Model Portfolio Options, and Fidelity VIP Freedom Funds Model Portfolio Options sections below for more details. We may add other Model Portfolio Options in the future. We also may remove Model Portfolio Options in the future anytime prior to the date you select such Model Portfolio Option. In addition, if the investment alternatives available under the Contract change, we may revise the Model Portfolio Options. The following table summarizes the Model Portfolio Options currently available for use with each Guarantee Option under the TrueReturn Option:

GUARANTEE OPTION 1	GUARANTEE OPTION 2
* Model Portfolio Option 1	* Model Portfolio Option 2
* TrueBalance Conservative Model Portfolio Option	* TrueBalance Conservative Model Portfolio Option
* TrueBalance Moderately Conservative Model Portfolio Option	* TrueBalance Moderately Conservative Model Portfolio Option
* Fidelity VIP Freedom Income Fund Model Portfolio Option	* TrueBalance Moderate Model Portfolio Option
* Fidelity VIP Freedom 2010 Fund Model Portfolio Option	* TrueBalance Moderately Aggressive Model Portfolio Option
* TrueBalance Aggressive Model Portfolio Option
* Fidelity VIP Freedom Income Fund Model Portfolio Option
* Fidelity VIP Freedom 2010 Fund Model Portfolio Option
* Fidelity VIP Freedom 2020 Fund Model Portfolio Option
* Fidelity VIP Freedom 2030 Fund Model Portfolio Option

NOTE: THE TRUEBALANCE MODEL PORTFOLIO OPTIONS WERE ADDED TO THE TRUERETURN OPTION ON MAY 1, 2005. TRUEBALANCE MODEL PORTFOLIOS SELECTED PRIOR TO MAY 1, 2005, MAY NOT BE USED WITH THE TRUERETURN OPTION. THE FIDELITY VIP FREEDOM FUNDS MODEL PORTFOLIO OPTIONS ARE AVAILABLE AS MODEL PORTFOLIO OPTIONS UNDER GUARANTEE OPTION 1 AND GUARANTEE OPTION 2 (RIDER DATE PRIOR TO OCTOBER 1, 2004). FOR GUARANTEE OPTION 2 (RIDER DATE ON OR AFTER OCTOBER 1, 2004), THE FIDELITY VIP FREEDOM FUNDS ARE PART OF THE AVAILABLE VARIABLE SUB-ACCOUNTS LISTED UNDER MODEL PORTFOLIO OPTION 2. PLEASE NOTE THAT ONLY CERTAIN FIDELITY VIP FREEDOM FUNDS

MODEL PORTFOLIO OPTIONS ARE AVAILABLE WITH YOUR TRUERETURN OPTION AS SUMMARIZED IN THE TABLE ABOVE.

You may not allocate any of your Contract Value to the Standard Fixed Account Option. You must transfer any portion of your Contract Value that is allocated to the Standard Fixed Account Option to the Variable Sub-Accounts prior to adding the TrueReturn Option to your Contract. You may allocate any portion of your purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) to the DCA Fixed Account Option on the Rider Date, provided the DCA Fixed Account Option is available with your Contract. See the “Dollar Cost Averaging Fixed Account Option” section of this prospectus for more information. We use the term “Transfer Period Account” to refer to each purchase payment allocation made to the DCA Fixed Account Option for a specified term length. At the expiration of a Transfer Period Account any remaining amounts in the Transfer Period Account will be transferred to the Variable Sub-Accounts according to the percentage allocations for the Model Portfolio Option you selected.

Any subsequent purchase payments (and Credit Enhancements for Allstate Advisor Plus Contracts) made to your Contract will be allocated to the Variable Sub-Accounts according to your specific instructions or your allocation for the previous purchase payment (for Model Portfolio Option 1) or the percentage allocation for your current Model Portfolio Option (for TrueBalance Model Portfolio Options) unless you request that the purchase payment (and Credit Enhancement for Allstate Advisor Plus Contracts) be allocated to the DCA Fixed Account Option. Purchase payments allocated to the DCA Fixed Account Option must be $100 or more. Any withdrawals you request will reduce your Contract Value invested in each of the investment alternatives on a pro rata basis in the proportion that your Contract Value in each bears to your total Contract Value in all Variable Sub-Accounts, unless you request otherwise.

MODEL PORTFOLIO OPTIONS 1

If you choose or transfer your entire Contract Value into Model Portfolio Option 1 under Guarantee Option 1, you must allocate a certain percentage of your Contract Value into each of three asset categories. Please note that certain investment alternatives are not available under Model Portfolio Option 1. You may choose the Variable Sub-Accounts in which you want to invest, provided you maintain the percentage allocation requirements for each category. You may also make transfers among the Variable Sub-Accounts within each category at any time, provided you maintain the percentage allocation requirements for each category. However, each transfer you make will count against the 12 transfers you can make each Contract Year without paying a transfer fee.

26 PROSPECTUS

Effective October 1, 2004, certain Variable Sub-Accounts under Model Portfolio 1 were reclassified into different asset categories. These changes apply to TrueReturn Options effective prior to and on or after October 1, 2004. The following table describes the percentage allocation requirements for Model Portfolio Option 1 and Variable Sub-Accounts available under each category:

MODEL PORTFOLIO OPTION 1
20%	Category A
50%	Category B
30%	Category C
0%	Category D

CATEGORY A

Putnam VT Money Market - Class IB Sub-Account

Van Kampen LIT Money Market, Class II Sub-Account

CATEGORY B

FTVIP Franklin U.S. Government - Class 2 Sub-Account

Lord Abbett Series - Bond-Debenture Sub-Account

Oppenheimer Core Bond/VA - Service Shares Sub-Account

Oppenheimer High Income/VA - Service Shares Sub-Account

Oppenheimer Strategic Bond/VA - Service Shares Sub-Account

Putnam VT High Yield - Class IB Sub-Account

Putnam VT Income - Class IB Sub-Account

Van Kampen UIF Emerging Markets Debt, Class II Sub-Account (1)

Van Kampen UIF U.S. Real Estate, Class II Sub-Account (1)

CATEGORY C

Fidelity VIP Contrafund(R) - Service Class 2 Sub-Account

Fidelity VIP Index 500 - Service Class 2 Sub-Account

Fidelity VIP Mid Cap - Service Class 2 Sub-Account

FTVIP Franklin Growth and Income Securities - Class 2 Sub-Account

FTVIP Franklin Income Securities - Class 2 Sub-Account

FTVIP Franklin Large Cap Growth Securities - Class 2 Sub-Account

FTVIP Franklin Small Cap Value Securities - Class 2 Sub-Account

FTVIP Mutual Discovery Securities - Class 2 Sub-Account

FTVIP Mutual Shares Securities - Class 2 Sub-Account

FTVIP Templeton Developing Markets Securities - Class 2 Sub-Account

FTVIP Templeton Foreign Securities - Class 2 Sub-Account

Lord Abbett Series - All Value Sub-Account

Lord Abbett Series - Growth and Income Sub-Account

Lord Abbett Series - Growth Opportunities Sub-Account

Lord Abbett Series - Mid-Cap Value Sub-Account

Oppenheimer MidCap/VA - Service Shares Sub-Account

Oppenheimer Capital Appreciation/VA - Service Shares Sub-Account

Oppenheimer Balanced/VA - Service Shares Sub-Account

Oppenheimer Main Street(R)/VA - Service Shares Sub-Account

Oppenheimer Main Street Small Cap(R)/VA - Service Shares Sub-Account

Putnam VT Global Asset Allocation - Class IB Sub-Account

Putnam VT Growth and Income - Class IB Sub-Account

Putnam VT International Equity - Class IB Sub-Account

Putnam VT Investors - Class IB Sub-Account

Putnam VT New Value - Class IB Sub-Account

Putnam VT Research - Class IB Sub-Account (2)

Putnam VT The George Putnam Fund of Boston - Class IB Sub-Account

Putnam VT Utilities Growth and Income - Class IB Sub-Account (2)

Putnam VT Voyager - Class IB Sub-Account

Van Kampen LIT Comstock, Class II Sub-Account

Van Kampen LIT Strategic Growth, Class II Sub-Account

Van Kampen LIT Growth and Income, Class II Sub-Account

Van Kampen UIF Equity and Income, Class II Sub-Account (1)

Van Kampen UIF Global Franchise, Class II Sub-Account (1)

Van Kampen UIF Mid Cap Growth, Class II Sub-Account (1)

Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account & Van Kampen UIF

U.S. Mid Cap Value, Class II Sub-Account (1)(3)

CATEGORY D

Fidelity VIP Freedom Income - Service Class 2 Sub-Account

Fidelity VIP Freedom 2010 - Service Class 2 Sub-Account

Fidelity VIP Freedom 2020 - Service Class 2 Sub-Account

Fidelity VIP Freedom 2030 - Service Class 2 Sub-Account

Fidelity VIP Growth Stock - Service Class 2 Sub-Account

Oppenheimer Global Securities/VA - Service Shares Sub-Account

Putnam VT Health Sciences - Class IB Sub-Account (2)

Putnam VT New Opportunities - Class IB Sub-Account (2)

Putnam VT Vista - Class IB Sub-Account

Van Kampen LIT Aggressive Growth, Class II Sub-Account (4)

Van Kampen UIF Equity Growth, Class I Sub-Account & Van Kampen UIF Equity

Growth, Class II Sub-Account (1)(3)

Van Kampen UIF Small Company Growth, Class II Sub-Account (1)

EACH CALENDAR QUARTER, WE WILL USE THE AUTOMATIC PORTFOLIO REBALANCING PROGRAM TO AUTOMATICALLY REBALANCE YOUR CONTRACT VALUE IN EACH VARIABLE SUB-ACCOUNT AND RETURN IT TO THE PERCENTAGE ALLOCATIONS FOR MODEL PORTFOLIO OPTION 1. WE WILL USE THE PERCENTAGE ALLOCATIONS AS OF YOUR MOST RECENT INSTRUCTIONS.

(1)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(2)

The Putnam VT Health Sciences - Class IB Sub-Account (Category D under TrueReturn), the Putnam VT New Opportunities - Class IB Sub-Account (Category D under TrueReturn), the Putnam VT Research - Class IB Sub-Account (Category C under TrueReturn), and the Putnam VT Utilities Growth and Income - Class IB Sub-Account (Category C under TrueReturn) were offered only with Contracts issued prior to October 1, 2004, and closed to new investments effective October 1, 2004. If you add the TrueReturn Option to your Contract on or after October 1, 2004, you must transfer any portion of your Contract Value that is allocated to these Variable Sub-Accounts to any of the remaining Variable Sub-Accounts available with the TrueReturn Option prior to adding the TrueReturn Option to your Contract.*

27 PROSPECTUS

(3)

The Van Kampen UIF Equity Growth, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004, may invest only in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

(4)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II was closed to new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio, you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.*

*

AS NOTED ABOVE, CERTAIN VARIABLE SUB-ACCOUNTS ARE CLOSED TO NEW INVESTMENTS. IF YOU INVESTED IN THESE VARIABLE SUB-ACCOUNTS PRIOR TO THE EFFECTIVE CLOSE DATE, YOU MAY CONTINUE YOUR INVESTMENTS. IF PRIOR TO THE EFFECTIVE CLOSE DATE, YOU ENROLLED IN ONE OF OUR AUTOMATIC TRANSACTION PROGRAMS, SUCH AS AUTOMATIC ADDITIONS, PORTFOLIO REBALANCING OR DOLLAR COST AVERAGING, WE WILL CONTINUE TO EFFECT AUTOMATIC TRANSACTIONS TO THESE VARIABLE SUB-ACCOUNTS IN ACCORDANCE WITH THAT PROGRAM. OUTSIDE OF THESE AUTOMATIC TRANSACTION PROGRAMS, ADDITIONAL ALLOCATIONS WILL NOT BE ALLOWED. IF YOU CHOOSE TO ADD THIS TRUERETURN OPTION ON OR AFTER THE EFFECTIVE CLOSE DATE, YOU MUST TRANSFER ANY PORTION OF YOUR CONTRACT VALUE THAT IS ALLOCATED TO THESE VARIABLE SUB-ACCOUNTS TO ANY OF THE REMAINING VARIABLE SUB-ACCOUNTS AVAILABLE WITH THIS TRUERETURN OPTION PRIOR TO ADDING IT TO YOUR CONTRACT.

MODEL PORTFOLIO OPTION 2

The investment requirements under Model Portfolio Option 2 depend on the Rider Date of your TrueReturn Option.

Model Portfolio Option 2(Rider Date prior to October 1, 2004)

If your TrueReturn Option Rider Date is prior to October 1, 2004 and you choose Model Portfolio Option 2 or transfer your entire Contract Value into Model Portfolio Option 2, you may allocate your Contract Value among any of a selected group of available Variable Sub-Accounts listed below. You may choose the Variable Sub-Accounts in which you want to invest, provided you maintain the percentage allocation requirements for each category. You may also make transfers among the Variable Sub-Accounts within each category at any time, provided you maintain the percentage allocation requirements for each category. However, each transfer you make will count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The following table describes the percentage allocation requirements for Model Portfolio Option 2 (Rider Date prior to October 1, 2004) and the Variable Sub-Accounts available under each category:

MODEL PORTFOLIO OPTION 2
10%	Category A
20%	Category B
50%	Category C
20%	Category D

CATEGORY A

Putnam VT Money Market - Class IB Sub-Account

Van Kampen LIT Money Market, Class II Sub-Account

CATEGORY B

FTVIP Franklin U.S. Government - Class 2 Sub-Account

Lord Abbett Series - Bond-Debenture Sub-Account

Oppenheimer Core Bond/VA - Service Shares Sub-Account

Oppenheimer High Income/VA - Service Shares Sub-Account

Oppenheimer Strategic Bond/VA - Service Shares Sub-Account

Putnam VT High Yield - Class IB Sub-Account

Putnam VT Income - Class IB Sub-Account

Van Kampen UIF Emerging Markets Debt, Class II Sub-Account (1)

Van Kampen UIF U.S. Real Estate, Class II Sub-Account (1)

CATEGORY C

Fidelity VIP Contrafund(R) - Service Class 2 Sub-Account

Fidelity VIP Index 500 - Service Class 2 Sub-Account

Fidelity VIP Mid Cap - Service Class 2 Sub-Account

FTVIP Franklin Growth and Income Securities - Class 2 Sub-Account

FTVIP Franklin Income Securities - Class 2 Sub-Account

FTVIP Franklin Large Cap Growth Securities - Class 2 Sub-Account

FTVIP Mutual Discovery Securities - Class 2 Sub-Account

FTVIP Mutual Shares Securities - Class 2 Sub-Account

Lord Abbett Series - All Value Sub-Account

Lord Abbett Series - Growth and Income Sub-Account

Lord Abbett Series - Growth Opportunities Sub-Account

Lord Abbett Series - Mid-Cap Value Sub-Account

28 PROSPECTUS

Oppenheimer Balanced/VA - Service Shares Sub-Account

Oppenheimer Main Street(R)/VA - Service Shares Sub-Account

Putnam VT Global Asset Allocation - Class IB Sub-Account

Putnam VT Growth and Income - Class IB Sub-Account

Putnam VT New Value - Class IB Sub-Account

Putnam VT Research - Class IB Sub-Account (2)

Putnam VT The George Putnam Fund of Boston - Class IB Sub-Account

Putnam VT Utilities Growth and Income - Class IB Sub-Account (2)

Van Kampen LIT Comstock, Class II Sub-Account

Van Kampen LIT Growth and Income, Class II Sub-Account

Van Kampen UIF Equity and Income, Class II Sub-Account (1)

Van Kampen UIF Mid Cap Growth, Class II Sub-Account (1)

Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account & Van Kampen

UIF U.S. Mid Cap Value, Class II Sub-Account (1)(3)

CATEGORY D

Fidelity VIP Growth Stock - Service Class 2 Sub-Account

FTVIP Franklin Small Cap Value Securities - Class 2 Sub-Account

FTVIP Templeton Developing Markets Securities - Class 2 Sub-Account

FTVIP Templeton Foreign Securities - Class 2 Sub-Account

Oppenheimer MidCap/VA - Service Shares Sub-Account

Oppenheimer Capital Appreciation/VA - Service Shares Sub-Account

Oppenheimer Global Securities/VA - Service Shares Sub-Account

Oppenheimer Main Street Small Cap(R)/VA - Service Shares Sub-Account

Putnam VT Health Sciences - Class IB Sub-Account (2)

Putnam VT International Equity - Class IB Sub-Account

Putnam VT Investors - Class IB Sub-Account

Putnam VT New Opportunities - Class IB Sub-Account (2)

Putnam VT Vista - Class IB Sub-Account

Putnam VT Voyager - Class IB Sub-Account

Van Kampen LIT Aggressive Growth, Class II Sub-Account (4)

Van Kampen LIT Strategic Growth, Class II Sub-Account

Van Kampen UIF Equity Growth, Class I Sub-Account & Van Kampen UIF

Equity Growth, Class II Sub-Account (1)(3)

Van Kampen UIF Global Franchise, Class II Sub-Account (1)

Van Kampen UIF Small Company Growth, Class II Sub-Account (1)

THE FOLLOWING VARIABLE SUB-ACCOUNTS ARE NOT AVAILABLE UNDER MODEL PORTFOLIO OPTION 2 (RIDER DATE PRIOR TO OCTOBER 1, 2004): FIDELITY VIP FREEDOM INCOME - SERVICE CLASS 2 SUB-ACCOUNT, FIDELITY VIP FREEDOM 2010 - SERVICE CLASS 2 SUB-ACCOUNT, FIDELITY VIP FREEDOM 2020 - SERVICE CLASS 2 SUB-ACCOUNT AND FIDELITY VIP FREEDOM 2030 - SERVICE CLASS 2 SUB-ACCOUNT. INSTEAD, THE FIDELITY VIP FREEDOM FUNDS ARE AVAILABLE AS MODEL PORTFOLIO OPTIONS (SEE TABLE UNDER INVESTMENT REQUIREMENTS ABOVE).

EACH CALENDAR QUARTER, WE WILL USE THE AUTOMATIC PORTFOLIO REBALANCING PROGRAM TO AUTOMATICALLY REBALANCE YOUR CONTRACT VALUE IN EACH VARIABLE SUB-ACCOUNT AND RETURN IT TO THE PERCENTAGE ALLOCATION REQUIREMENTS FOR MODEL PORTFOLIO OPTION 2 (RIDER DATE PRIOR TO OCTOBER 1, 2004). WE WILL USE THE PERCENTAGE ALLOCATION REQUIREMENTS AS OF YOUR MOST RECENT INSTRUCTIONS.

(1)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(2)

The Putnam VT Health Sciences - Class IB Sub-Account (Category D under TrueReturn), the Putnam VT New Opportunities - Class IB Sub-Account (Category D under TrueReturn), the Putnam VT Research - Class IB Sub-Account (Category C under TrueReturn), and the Putnam VT Utilities Growth and Income - Class IB Sub-Account (Category C under TrueReturn) were offered only with Contracts issued prior to October 1, 2004, and closed to new investments effective October 1, 2004.*

(3)

The Van Kampen UIF Equity Growth, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may invest only in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

(4)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II was closed to new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio, you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.*

*

AS NOTED ABOVE, CERTAIN VARIABLE SUB-ACCOUNTS ARE CLOSED TO NEW INVESTMENTS. IF YOU INVESTED IN THESE VARIABLE SUB-ACCOUNTS PRIOR TO THE EFFECTIVE CLOSE DATE, YOU MAY CONTINUE YOUR INVESTMENTS. IF PRIOR TO THE EFFECTIVE CLOSE DATE, YOU ENROLLED IN ONE OF OUR AUTOMATIC TRANSACTION PROGRAMS, SUCH AS AUTOMATIC ADDITIONS, PORTFOLIO REBALANCING OR DOLLAR COST AVERAGING, WE WILL CONTINUE TO EFFECT AUTOMATIC TRANSACTIONS TO THESE VARIABLE SUB-ACCOUNTS IN ACCORDANCE WITH THAT PROGRAM. OUTSIDE OF THESE AUTOMATIC TRANSACTION PROGRAMS, ADDITIONAL ALLOCATIONS WILL NOT BE ALLOWED.

Rider Date on or after October 1, 2004.

If your TrueReturn Option Rider Date is on or after October 1, 2004, and you choose Model Portfolio Option 2 or transfer your entire Contract Value into Model Portfolio Option 2, you may allocate your Contract Value among any of a selected group of available Variable Sub-Accounts listed below. However, you may not allocate your Contract Value among any of the excluded Variable Sub-Accounts listed below. You may choose to invest in or transfer among any of the available Variable Sub-Accounts. However, each transfer you make will count against the 12 transfers you can make each Contract Year without paying a transfer fee.

29 PROSPECTUS

The following table lists the available and excluded Variable Sub-Accounts under Model Portfolio Option 2 (Rider Date on or after October 1, 2004):

MODEL PORTFOLIO OPTION 2

(RIDER DATE ON OR AFTER OCTOBER 1, 2004)

AVAILABLE

Fidelity VIP Freedom Income - Service Class 2 Sub-Account

Fidelity VIP Freedom 2010 - Service Class 2 Sub-Account

Fidelity VIP Freedom 2020 - Service Class 2 Sub-Account

Fidelity VIP Freedom 2030 - Service Class 2 Sub-Account

Fidelity VIP Contrafund(R) - Service Class 2 Sub-Account

Fidelity VIP Index 500 - Service Class 2 Sub-Account

Fidelity VIP Mid Cap - Service Class 2 Sub-Account

FTVIP Franklin Growth and Income Securities - Class 2 Sub-Account

FTVIP Franklin Income Securities - Class 2 Sub-Account

FTVIP Franklin Large Cap Growth Securities - Class 2 Sub-Account

FTVIP Franklin Small Cap Value Securities - Class 2 Sub-Account

FTVIP Mutual Discovery Securities - Class 2 Sub-Account

FTVIP Franklin U.S. Government - Class 2 Sub-Account

FTVIP Mutual Shares Securities - Class 2 Sub-Account

FTVIP Templeton Developing Markets Securities - Class 2 Sub-Account

FTVIP Templeton Foreign Securities - Class 2 Sub-Account

Lord Abbett Series - All Value Sub-Account

Lord Abbett Series - Bond-Debenture Sub-Account

Lord Abbett Series - Growth and Income Sub-Account

Lord Abbett Series - Growth Opportunities Sub-Account

Lord Abbett Series - Mid-Cap Value Sub-Account

Oppenheimer MidCap/VA - Service Shares Sub-Account

Oppenheimer Balanced/VA - Service Shares Sub-Account

Oppenheimer Core Bond/VA - Service Shares Sub-Account

Oppenheimer Capital Appreciation/VA - Service Shares Sub-Account

Oppenheimer High Income/VA - Service Shares Sub-Account

Oppenheimer Main Street(R)/VA - Service Shares Sub-Account

Oppenheimer Main Street Small Cap(R)/VA - Service Shares Sub-Account

Oppenheimer Strategic Bond/VA - Service Shares Sub-Account

Putnam VT Global Asset Allocation - Class IB Sub-Account

Putnam VT Growth and Income - Class IB Sub-Account

Putnam VT High Yield - Class IB Sub-Account

Putnam VT Income - Class IB Sub-Account

Putnam VT International Equity - Class IB Sub-Account

Putnam VT Investors - Class IB Sub-Account

Putnam VT Money Market - Class IB Sub-Account

Putnam VT New Value - Class IB Sub-Account

Putnam VT The George Putnam Fund of Boston - Class IB Sub-Account

Putnam VT Voyager - Class IB Sub-Account

Van Kampen LIT Comstock, Class II Sub-Account

Van Kampen LIT Strategic Growth, Class II Sub-Account

Van Kampen LIT Growth and Income, Class II Sub-Account

Van Kampen LIT Money Market, Class II Sub-Account

Van Kampen UIF Emerging Markets Debt, Class II Sub-Account (1)

Van Kampen UIF Equity and Income, Class II Sub-Account (1)

Van Kampen UIF Global Franchise, Class II Sub-Account (1)

Van Kampen UIF Mid Cap Growth, Class II Sub-Account (1)

Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account &

Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account (1)(2)

Van Kampen UIF U.S. Real Estate, Class II Sub-Account (1)

EXCLUDED

VARIABLE SUB-ACCOUNTS NOT AVAILABLE UNDER MODEL PORTFOLIO OPTION 2

Fidelity VIP Growth Stock - Service Class 2 Sub-Account

Oppenheimer Global Securities/VA - Service Shares Sub-Account

Putnam VT Vista - Class IB Sub-Account

Van Kampen LIT Aggressive Growth, Class II Sub-Account (3)

Van Kampen UIF Equity Growth, Class I Sub-Account & Van Kampen UIF

    Equity Growth, Class II Sub-Account (1)(2)

Van Kampen UIF Small Company Growth, Class II Sub-Account (1)

(1)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(2)

The Van Kampen UIF Equity Growth, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may invest only in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

(3)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II was closed to new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio, you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.*

*

AS NOTED ABOVE, CERTAIN VARIABLE SUB-ACCOUNTS ARE CLOSED TO NEW INVESTMENTS. IF YOU INVESTED IN THESE VARIABLE SUB-ACCOUNTS PRIOR TO THE EFFECTIVE CLOSE DATE, YOU MAY CONTINUE YOUR INVESTMENTS. IF PRIOR TO THE EFFECTIVE CLOSE DATE, YOU ENROLLED IN ONE OF OUR AUTOMATIC TRANSACTION PROGRAMS, SUCH AS AUTOMATIC ADDITIONS, PORTFOLIO REBALANCING OR DOLLAR COST AVERAGING, WE WILL CONTINUE TO EFFECT AUTOMATIC TRANSACTIONS TO THESE VARIABLE SUB-ACCOUNTS IN ACCORDANCE WITH THAT PROGRAM. OUTSIDE OF THESE AUTOMATIC TRANSACTION PROGRAMS, ADDITIONAL ALLOCATIONS WILL NOT BE ALLOWED. IF YOU CHOOSE TO ADD THIS TRUERETURN OPTION ON OR AFTER THE EFFECTIVE CLOSE DATE, YOU MUST TRANSFER ANY PORTION OF YOUR CONTRACT VALUE THAT IS ALLOCATED TO THESE VARIABLE SUB-ACCOUNTS TO ANY OF THE REMAINING VARIABLE SUB-ACCOUNTS AVAILABLE WITH THIS TRUERETURN OPTION PRIOR TO ADDING IT TO YOUR CONTRACT.

TRUEBALANCESM MODEL PORTFOLIO OPTIONS.

If you choose one of the TrueBalanceSM Model Portfolio Options or transfer your entire Contract Value into one

30 PROSPECTUS

of the TrueBalanceSM Model Portfolio Options, you may not choose the Variable Sub-Accounts or make transfers among the Variable Sub-Accounts in the TrueBalance Model Portfolio Option. Each TrueBalance Model Portfolio involves an allocation of assets among a group of pre-selected Variable Sub-Accounts. You cannot make transfers among the Variable Sub-Accounts nor vary the Variable Sub-Accounts that comprise a TrueBalance Model Portfolio Option. If you choose a TrueBalance Model Portfolio Option, we will invest and periodically reallocate your Contract Value according to the allocation percentages and requirements for the TrueBalance Model Portfolio Option you have selected currently. For more information regarding the TrueBalance program, see the “TrueBalanceSM Asset Allocation Program” section of this prospectus. However, note that the restrictions described in this section, specifically the restrictions on transfers and the requirement that all of your Contract Value be allocated to a TrueBalance Model Portfolio Option, apply to the TrueBalance program only if you have added the TrueReturn Option to your Contract.

PLEASE NOTE ONLY CERTAIN TRUEBALANCE MODEL PORTFOLIO OPTIONS ARE AVAILABLE WITH YOUR TRUERETURN OPTION AS SUMMARIZED IN THE TABLE UNDER INVESTMENT REQUIREMENTS ABOVE.

CANCELLATION OF THE TRUERETURN OPTION.

You may not cancel the TrueReturn Option or make transfers, changes to your investment allocations, or changes to the Automatic Portfolio Rebalancing Program that are inconsistent with the investment restrictions applicable to your Guarantee Option and/or Model Portfolio Option prior to the 5th Rider Anniversary. Failure to comply with the investment requirements for any reason may result in the cancellation of the TrueReturn Option. On or after the 5th Rider Anniversary, we will cancel the TrueReturn Option if you make transfers, changes to your investment allocations, or changes to the Automatic Portfolio Rebalancing Program that are inconsistent with the investment requirements applicable to your Guarantee Option and/or Model Portfolio Option. We will not cancel the TrueReturn Option or make any changes to your investment allocations or to the Automatic Portfolio Rebalancing Program that are inconsistent with the investment restrictions applicable to your Guarantee Option until we receive notice from you that you wish to cancel the TrueReturn Option. No Accumulation Benefit will be paid if you cancel the Option prior to the Rider Maturity Date.

DEATH OF OWNER OR ANNUITANT.

If the Contract Owner or Annuitant dies before the Rider Maturity Date and the Contract is continued under Option D of the Death of Owner or Death of Annuitant provision of your Contract, as described on page 72 of this prospectus, then the TrueReturn Option will continue, unless the new Contract Owner elects to cancel this Option. If the TrueReturn Option is continued, it will remain in effect until terminated. If the Contract is not continued under Option D, then the TrueReturn Option will terminate on the date we receive a Complete Request for Settlement of the Death Proceeds.

RIDER TRADE-IN OPTION.

We offer a “RIDER TRADE-IN OPTION” that allows you to cancel your TrueReturn Option and immediately add a new TrueReturn Option (“NEW OPTION”), provided all of the following conditions are met:

•

The trade-in must occur on or after the 5th Rider Anniversary and prior to the Rider Maturity Date. We reserve the right to extend the date at which time the trade-in may occur to up to the 10th anniversary of the Rider Date at any time in our sole discretion. Any change we make will not apply to a TrueReturn Option that was added to your Contract prior to the implementation date of the change.

•	The New Option will be made a part of your Contract on the date the existing TrueReturn Option is cancelled, provided it is cancelled for reasons other than the termination of your Contract.

•	The New Option must be a TrueReturn Option that we make available for use with the Rider Trade-In Option.

•	The issue requirements and terms and conditions of the New Option must be met as of the date the New Option is made a part of your Contract.

For example, if you trade-in your TrueReturn Option:

•	the new Rider Fee will be based on the Rider Fee percentage applicable to a new TrueReturn Option at the time of trade-in;

•	the Benefit Base for the New Option will be based on the Contract Value as of the new Rider Date;

•	the AB Factor will be determined by the Rider Periods and Guarantee Options available with the New Option;

•	the Model Portfolio Options will be determined by the Model Portfolio Options offered with the Guarantee Options available with the New Option;

•	any waiting period for canceling the New Option will start again on the new Rider Date;

•	any waiting period for exercising the Rider Trade-In Option will start again on the new Rider Date; and

•	the terms and conditions of the Rider Trade-In Option will be according to the requirements of the New Option.

We are also making the Withdrawal Benefit Options available at the time of your first utilization of this TrueReturn Rider Trade-In Option. We may discontinue offering any of these Withdrawal Benefit Options under the Rider Trade-In Option with respect to new TrueReturn Options added in the future at anytime at our discretion. If we do so, TrueReturn Options issued prior to this time will continue to have a Withdrawal Benefit

31 PROSPECTUS

Option available at the time of the first utilization of this TrueReturn Rider Trade-In Option. You may cancel your TrueReturn Option and immediately add a new SureIncome Option, a new SureIncome Plus Option, or a new SureIncome For Life Option, provided all of the following conditions are met:

•

The trade-in must occur on or after the 5th Rider Anniversary and prior to the Rider Maturity Date. At our discretion, we reserve the right to extend the date at which time the trade-in may occur up to the 10th anniversary of the Rider Date at any time. Any change we make will not apply to a TrueReturn Option that was added to your Contract prior to the implementation date of the change.

•

The new Withdrawal Benefit Option will be made a part of your Contract on the date the existing TrueReturn Option is cancelled, provided it is cancelled for reasons other than the termination of your Contract.

•	The new Withdrawal Benefit Option must be a Withdrawal Benefit Option that we make available for use with this Rider Trade-In Option.

•

The issue requirements and terms and conditions of the new Withdrawal Benefit Option must be met as of the date the new Withdrawal Benefit Option is made a part of your Contract. Currently, if you select the SureIncome or SureIncome Plus Withdrawal Benefit Option by utilizing the Rider Trade-In Option, the maximum age of any Contract Owner or Annuitant on the Rider Application Date is age 75. For other Withdrawal Benefit Options that may be selected in the future utilizing the Rider Trade-In Option, issue age requirements may differ.

You should consult with your sales representative before trading in your TrueReturn Option.

TERMINATION OF THE TRUERETURN OPTION.

The TrueReturn Option will terminate on the earliest of the following to occur:

•	on the Rider Maturity Date; . on the Payout Start Date;

•	on the date your Contract is terminated;

•	on the date the Option is cancelled;

•	on the date we receive a Complete Request for Settlement of the Death Proceeds; or

•	on the date the Option is replaced with a New Option under the Rider Trade-In Option.

We will not pay an Accumulation Benefit if the TrueReturn Option is terminated for any reason prior to the Rider Maturity Date.

FIDELITY VIP FREEDOM FUNDS MODEL PORTFOLIO OPTIONS.

If you choose one of the Fidelity VIP Freedom Funds Model Portfolio Options or transfer your entire Contract Value into one of the Fidelity VIP Freedom Funds Model Portfolio Options we will invest your Contract Value entirely into the Fidelity VIP Freedom Sub-Account associated with the Fidelity VIP Freedom Funds Model Portfolio Option you have currently selected. The following table lists the Fidelity VIP Freedom Sub-Account associated with each Fidelity VIP Freedom Funds Model Portfolio Option:

FIDELITY VIP FREEDOM FUNDS MODEL PORTFOLIO OPTIONS	FIDELITY VIP FREEDOM SUB-ACCOUNT
Fidelity VIP Freedom Income Fund Model Portfolio Option	Fidelity VIP Freedom Income-Service Class 2 Sub-Account
Fidelity VIP Freedom 2010 Fund Model Portfolio Option	Fidelity VIP Freedom 2010-Service Class 2 Sub-Account
Fidelity VIP Freedom 2020 Fund Model Portfolio Option	Fidelity VIP Freedom 2020-Service Class 2 Sub-Account
Fidelity VIP Freedom 2030 Fund Model Portfolio Option	Fidelity VIP Freedom 2030-Service Class 2 Sub-Account

The Fidelity VIP Freedom Funds Model Portfolio Options are available as Model Portfolio Options under Guarantee Option 1 and Guarantee Option 2 (Rider Date prior to October 1, 2004). For Guarantee Option 2 (Rider Date on or after October 1, 2004), the Fidelity VIP Freedom Funds are part of the available Variable Sub-Accounts listed under Model Portfolio Option 2. Please note only certain Fidelity VIP Freedom Funds Model Portfolio Options are available with your TrueReturn Option as summarized in the table under Investment Requirements above.

WITHDRAWAL BENEFIT OPTIONS

“WITHDRAWAL BENEFIT OPTIONS” is used to refer collectively to the SureIncome Withdrawal Benefit Option, the SureIncome Plus Withdrawal Benefit Option, and the SureIncome For Life Withdrawal Benefit Option. “Withdrawal Benefit Option” is used to refer to any one of the Withdrawal Benefit Options.

Some broker-dealers or banks may limit the availability of one or more Withdrawal Benefit Option. Your individual sales representative will describe any limitations to you.

SUREINCOME WITHDRAWAL BENEFIT OPTION

We offer the SureIncome Withdrawal Benefit Option (“SureIncome Option”), which is available for an additional fee.

The SureIncome Option provides a guaranteed withdrawal benefit that gives you the right to take limited partial withdrawals that total an amount equal to your purchase payments plus any applicable credit enhancements (subject to certain restrictions). Therefore, regardless of the subsequent fluctuations in the value of your Contract Value, you are entitled to a Benefit Payment each Benefit Year until your Benefit Base is exhausted (terms defined below).

32 PROSPECTUS

The SureIncome Option guarantees an amount up to the “BENEFIT PAYMENT REMAINING” which will be available for withdrawal from the Contract each “BENEFIT YEAR” until the “BENEFIT BASE” (defined below) is reduced to zero. If the Contract Value is reduced to zero and the Benefit Base is still greater than zero, we will distribute an amount equal to the Benefit Base to the Contract owner as described below under the “WITHDRAWAL BENEFIT PAYOUT PHASE”.

For purposes of the SureIncome Option, “withdrawal” means the gross amount of a withdrawal before any applicable charges such as withdrawal charges, fees, taxes or adjustments including any applicable surrender charges. Under the SureIncome Option, we do not treat a withdrawal that reduces the Contract Value to less than $1,000 as a withdrawal of the entire Contract Value.

The “RIDER DATE” is the date the SureIncome Option was made a part of your Contract. The initial Benefit Year is the period between the Rider Date and the first Contract Anniversary after the Rider Date. Each subsequent Benefit Year is identical to the Contract Year.

Currently, you may have only one Withdrawal Benefit Option (SureIncome, SureIncome Plus or SureIncome For Life) in effect on your Contract at one time. You may only have one of the following in effect on your Contract at the same time: a Withdrawal Benefit Option, a TrueReturn Option, or a Retirement Income Guarantee Option. The SureIncome Option is only available if the oldest Contract Owner and oldest Annuitant are age 85 or younger on the effective date of the Rider (the “Rider Application Date”). (The maximum age may depend on your state.) The SureIncome Option may be cancelled at any time on or after the 5th calendar year anniversary of the Rider Date by notifying us in writing in a form satisfactory to us.

WITHDRAWAL BENEFIT FACTOR

The “WITHDRAWAL BENEFIT FACTOR” is used to determine the “BENEFIT PAYMENT” and Benefit Payment Remaining. We currently offer a Withdrawal Benefit Factor equal to 8%. We reserve the right to make other Withdrawal Benefit Factors available in the future for new SureIncome Options and/or to eliminate the current Withdrawal Benefit Factor. Once a Withdrawal Benefit Factor has been established for a SureIncome Option, it cannot be changed after the Rider Date unless that SureIncome Option is terminated.

BENEFIT PAYMENT AND BENEFIT PAYMENT REMAINING

The Benefit Payment is the amount available at the beginning of each Benefit Year that you may withdraw during that Benefit Year. The Withdrawal Benefit Factor and the Benefit Base are used to determine your Benefit Payment. The Benefit Payment Remaining is the amount remaining after any previous withdrawals in a Benefit Year that you may withdraw without reducing your Benefit Base by more than the amount of the withdrawal and without reducing your Benefit Payment available in future Benefit Years. Please note that any purchase payments or withdrawals made on a Contract Anniversary would be applied to the Benefit Year that just ended on that Contract Anniversary.

The Benefit Payment Remaining is equal to the Benefit Payment at the beginning of each Benefit Year.

During each Benefit Year the Benefit Payment Remaining will be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) multiplied by the Withdrawal Benefit Factor (currently 8% for new SureIncome Options) and reduced by the amount of each withdrawal. The Benefit Payment Remaining will never be less than zero.

On the Rider Date, the Benefit Payment is equal to the greater of:

•	The Contract Value multiplied by the Withdrawal Benefit Factor (currently 8% for new SureIncome Options); or

•

The value of the Benefit Payment of the previous Withdrawal Benefit Option (attached to your Contract) which is being terminated under a rider trade-in option (see “Rider Trade-In Option” below for more information), if applicable.

After the Rider Date, the Benefit Payment will be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) multiplied by the Withdrawal Benefit Factor and affected by withdrawals as follows:

•	If the withdrawal is less than or equal to the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Payment is unchanged.

•	If the withdrawal is greater than the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Payment will be the lesser of:

•	The Benefit Payment immediately prior to the withdrawal; or

•	The Contract Value immediately prior to withdrawal less the amount of the withdrawal, multiplied by the Withdrawal Benefit Factor.

The Benefit Payment Remaining at the time of a withdrawal during a calendar year will be increased on a nondiscriminatory basis in order to satisfy IRS minimum distribution requirements on the Contract under which this Option has been elected. The Benefit Payment Remaining will be increased by the excess of the IRS minimum distribution required on the Contract as calculated at the end of the previous calendar year and the Benefit Payment at the end of the previous calendar year. For the purposes of this calculation, the Benefit Payment Remaining will not be increased if a Withdrawal Benefit Option was not attached to this Contract as of the end of the previous calendar year. Note that any systematic withdrawal programs designed to satisfy IRS minimum distribution requirements may need to be modified to

33 PROSPECTUS

ensure guarantees under this Option are not impacted by the withdrawals. This modification may result in uneven payment amounts throughout the year.

BENEFIT BASE

The Benefit Base is not available as a Contract Value or Settlement Value. The Benefit Base is used solely to help calculate the Rider Fee, the amount that may be withdrawn and payments that may be received under the SureIncome Option. On the Rider Date, the Benefit Base is equal to the Contract Value. After the Rider Date, the Benefit Base will be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and decreased by withdrawals as follows:

•	If the withdrawal is less than or equal to the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Base will be reduced by the amount of the withdrawal.

•	If the withdrawal is greater than the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Base will be the lesser of:

•	The Contract Value immediately prior to withdrawal less the amount of the withdrawal; or

•	The Benefit Base immediately prior to withdrawal less the amount of the withdrawal.

The Benefit Base may also be reduced in other situations as detailed in the “Contract Owner and Assignment of Payments or Interest” section below.

IF THE BENEFIT BASE IS REDUCED TO ZERO, THIS SUREINCOME OPTION WILL TERMINATE.

For numerical examples that illustrate how the values defined under the SureIncome Option are calculated, see Appendix F.

CONTRACT OWNER AND ASSIGNMENT OF PAYMENTS OR INTEREST

If you change the Contract Owner or assign any payments or interest under this Contract, as allowed, to any living or non-living person other than your spouse on or after the first calendar year anniversary of the Rider Date, the Benefit Base will be recalculated to be the lesser of the Contract Value and the Benefit Base at the time of assignment.

CONTRACT VALUE

If your Contract Value is reduced to zero due to fees or withdrawals and your Benefit Base is still greater than zero, your Contract will immediately enter the Withdrawal Benefit Payout Phase. Under the SureIncome Option, we currently do not treat a withdrawal that reduces the Contract Value to less than $1,000 as a withdrawal of the entire Contract Value. We reserve the right to change this at any time.

WITHDRAWAL BENEFIT PAYOUT PHASE

Under the Withdrawal Benefit Payout Phase, the Accumulation Phase of the Contract ends and the Contract enters the Payout Phase subject to the following:

The “WITHDRAWAL BENEFIT PAYOUT START DATE” is the date the Withdrawal Benefit Payout Phase is entered and the Accumulation Phase of the Contract ends.

No further withdrawals, purchase payments or any other actions associated with the Accumulation Phase can be made after the Withdrawal Benefit Payout Start Date.

Under the Withdrawal Benefit Payout Phase, the Payout Start Date is the first day of the next Benefit Year after the Withdrawal Benefit Payout Start Date. We reserve the right to allow other Payout Start Dates on a nondiscriminatory basis without prior notice.

During the Withdrawal Benefit Payout Phase, we will make scheduled fixed income payments to the Owner (or new Contract Owner) at the end of each month starting one month after the Payout Start Date. The amount of each payment will be equal to the Benefit Payment divided by 12, unless a payment frequency other than monthly is requested. The request must be in a form acceptable to us and processed by us before the first payment is made. (The amount of each payment will be adjusted accordingly; i.e., if the payment frequency requested is quarterly, the amount of each payment will be equal to the Benefit Payment divided by 4.) Payments will be made over a period certain such that total payments made will equal the Benefit Base on the Payout Start Date; therefore, the final payment may be less than each of the previous payments. If your Contract is subject to Internal Revenue Code Section 401(a)(9), the period certain cannot exceed that which is required by such section and the regulations promulgated thereunder. Therefore, the amount of each payment under the SureIncome Option may be larger so that the sum of the payments made over this period equals the Benefit Base on the Payout Start Date. Additionally, if your Contract is subject to Internal Revenue Code Section 401(a)(9), we will not permit a change in the payment frequency or level.

If your Contract is not subject to Internal Revenue Code Section 401(a)(9), we reserve the right to allow other payment frequencies or levels on a nondiscriminatory basis without prior notice. In no event will we allow more than one change in the payment frequency or level during a Contract Year.

If the Owner dies before all payments have been made, the remaining payments will continue to be made to the new Contract Owner as scheduled.

Once all scheduled payments have been paid, the Contract will terminate.

Generally, you may not make withdrawals, purchase payments or take any other actions associated with the Accumulation Phase after the commencement of the Withdrawal Benefit Payout Start Date.

34 PROSPECTUS

INVESTMENT REQUIREMENTS

If you add a SureIncome Option to your Contract, you must adhere to certain requirements related to the investment alternatives in which you may invest. These requirements are described in “INVESTMENT REQUIREMENTS (APPLICABLE TO ALL WITHDRAWAL BENEFIT OPTIONS)” below.

CANCELLATION OF THE SUREINCOME OPTION

You may not cancel the SureIncome Option prior to the 5th calendar year anniversary of the Rider Date. On or after the 5th calendar year anniversary of the Rider Date you may cancel the rider by notifying us in writing in a form satisfactory to us. We reserve the right to extend the date at which time the cancellation may occur to up to the 10th calendar year anniversary of the Rider Date at any time in our sole discretion. Any such change we make will not apply to a SureIncome Option that was added to your Contract prior to the implementation date of the change.

RIDER TRADE-IN OPTION

We offer a “RIDER TRADE-IN OPTION” that allows you to cancel your SureIncome Option and immediately add a new Withdrawal Benefit Option (“New SureIncome Option”). We currently offer the SureIncome Option or SureIncome Plus Withdrawal Benefit Option as New SureIncome Options available under the Rider Trade-In Option. We may also offer other Options (“New Options”) under the Rider Trade-In Option. However, you may only select one Option under this Rider Trade-In Option at the time you cancel your SureIncome Option. Currently, we are also making the TrueReturn Accumulation Benefit Option available at the time of your first utilization of this Rider Trade-In Option so that you have the ability to switch from the SureIncome Option to the TrueReturn Accumulation Benefit Option. We may discontinue offering the TrueReturn Option under the Rider Trade-In Option for New SureIncome Options added in the future at anytime at our discretion. If we do so, SureIncome Options issued prior to this time will continue to have a Withdrawal Benefit Option and TrueReturn Option available at the time of the first utilization of this SureIncome Rider Trade-In Option.

This Rider Trade-in Option is available provided all of the following conditions are met:

•

The trade-in must occur on or after the 5th calendar year anniversary of the Rider Date. We reserve the right to extend the date at which time the trade-in may occur to up to the 10th calendar year anniversary of the Rider Date at any time in our sole discretion. Any change we make will not apply to a SureIncome Option that was added to your Contract prior to the implementation date of the change.

•

The New SureIncome Option or any New Option will be made a part of your Contract on the date the existing Option is cancelled, provided it is cancelled for reasons other than the termination of your Contract.

•	The New SureIncome Option or any New Option must be an Option that we make available for use with this Rider Trade-In Option.

•

The issue requirements and terms and conditions of the New SureIncome Option or the New Option must be met as of the date any such Option is made a part of your Contract. Currently, if you select the SureIncome or SureIncome Plus Withdrawal Benefit Option utilizing the Rider Trade-in Option, the maximum age of any Contract Owner or Annuitant on the Rider Application Date is age 75. For a New SureIncome Option or New Option that may be offered and selected in the future utilizing the Rider Trade-In Option, issue age requirements may differ.

If the New Option is a New SureIncome Option, it must provide that the new Benefit Payment be greater than or equal to your current Benefit Payment as of the date the Rider Trade-In Option is exercised, if applicable.

You should consult with your sales representative before trading in your SureIncome Option.

DEATH OF OWNER OR ANNUITANT

If the Owner or Annuitant dies and the Contract is continued under Option D of the Death of Owner or Death of Annuitant provisions of your Contract, then the SureIncome Option will continue unless the Contract Owner (or new Contract Owner) elects to cancel the SureIncome Option. If the SureIncome Option is continued, it will remain in effect until terminated. If the Contract is not continued under Option D above, then the SureIncome Option will terminate on the date we receive a Complete Request for Settlement of the Death Proceeds.

If the Contract death settlement options are governed by an Endorsement and such Endorsement allows for the continuation of the Contract upon the death of the Owner or Annuitant by the spouse, the SureIncome Option will continue unless the new Owner elects to cancel the SureIncome Option. If the SureIncome Option is continued, it will remain in effect until terminated pursuant to Termination of the SureIncome Option below. If the Contract is not continued, then the SureIncome Option will terminate on the date we received a complete request for settlement of the Death Proceeds.

TERMINATION OF THE SUREINCOME OPTION

The SureIncome Option will terminate on the earliest of the following to occur:

•	The Benefit Base is reduced to zero;

•	On the Payout Start Date (except if the Contract enters the Withdrawal Benefit Payout Phase as defined under the Withdrawal Benefit Payout Phase section);

•	On the date the Contract is terminated;

•	On the date the SureIncome Option is cancelled;

35 PROSPECTUS

•	On the date we receive a Complete Request for Settlement of the Death Proceeds; or

•	On the date the SureIncome Option is replaced with a New Option under the Rider Trade-In Option.

SUREINCOME PLUS WITHDRAWAL BENEFIT OPTION

We offer the SureIncome Plus Withdrawal Benefit Option (“SureIncome Plus Option”) for an additional fee. The SureIncome Plus Option provides a guaranteed withdrawal benefit that gives you the right to take limited partial withdrawals, which may increase during the first 10 years of the Option, that total an amount equal to your purchase payments plus any applicable credit enhancements, subject to certain restrictions. Therefore, regardless of the subsequent fluctuations in the value of your Contract Value, you are entitled to a Benefit Payment each Benefit Year until your Benefit Base is exhausted (see defined terms below). The SureIncome Plus Option also provides an additional death benefit option.

The SureIncome Plus Option guarantees an amount up to the “Benefit Payment Remaining” which will be available for withdrawal from the Contract each “Benefit Year” until the “Benefit Base” (defined below) is reduced to zero. If the Contract Value is reduced to zero and the Benefit Base is still greater than zero, we will distribute an amount equal to the Benefit Base to the Contract Owner as described below under the “Withdrawal Benefit Payout Phase”. Prior to the commencement of the Withdrawal Benefit Payout Phase, the SureIncome Plus Option also provides an additional death benefit option, the SureIncome Return of Premium Death Benefit (“SureIncome ROP Death Benefit”). This death benefit option is described below under “Death of Owner or Annuitant” and in the Death Benefits section starting on page 71.

For purposes of the SureIncome Plus Option, “withdrawal” means the gross amount of a withdrawal before any applicable charges such as withdrawal charges, fees, taxes or adjustments including any applicable surrender charges. Under the SureIncome Plus Option, we do not treat a withdrawal that reduces the Contract Value to less than $1,000 as a withdrawal of the entire Contract Value.

The “Rider Date” is the date the SureIncome Plus Option was made a part of your Contract. The initial Benefit Year is the period between the Rider Date and the first Contract Anniversary after the Rider Date. Each subsequent Benefit Year is identical to the Contract Year.

The SureIncome Plus Option is available at issue of the Contract, or may be added later, subject to availability and issue requirements. You may not add the SureIncome Plus Option to your Contract after Contract issue without our prior approval if your Contract Value is greater than $1,000,000 at the time you choose to add the SureIncome Plus Option. Currently, you may have only one Withdrawal Benefit Option in effect on your Contract at one time. You may only have one of the following in effect on your Contract at the same time: a Withdrawal Benefit Option, a TrueReturn Option, or a Retirement Income Guarantee Option. The SureIncome Plus Option is available if the oldest Contract Owner and oldest Annuitant are age 75 or younger on the effective date of the Rider (the “Rider Application Date”). The SureIncome Plus Option may not be added to a Contract categorized as a Tax Sheltered Annuity as defined under Internal Revenue Code Section 403(b) at this time. We reserve the right to make the SureIncome Plus Option available to such Contracts on a nondiscriminatory basis in the future at our discretion. Once added to your Contract, the SureIncome Plus Option may not be cancelled at any time.

We may discontinue offering the SureIncome Plus Option at any time to new Contract Owners and to existing Contract Owners who did not elect the SureIncome Plus Option prior to the date of discontinuance.

WITHDRAWAL BENEFIT FACTOR

The “WITHDRAWAL BENEFIT FACTOR” is used to determine the “BENEFIT PAYMENT” and Benefit Payment Remaining. We currently offer a Withdrawal Benefit Factor equal to 8%. We reserve the right to make other Withdrawal Benefit Factors available in the future for new SureIncome Plus Options and/or to eliminate the current Withdrawal Benefit Factor. Once a Withdrawal Benefit Factor has been established for a SureIncome Plus Option, it cannot be changed after the Rider Date.

BENEFIT PAYMENT AND BENEFIT PAYMENT REMAINING

The Benefit Payment is the amount available at the beginning of each Benefit Year that you may withdraw during that Benefit Year. The Withdrawal Benefit Factor and the Benefit Base are used to determine your Benefit Payment. The Benefit Payment Remaining is the amount remaining after any previous withdrawals in a Benefit Year that you may withdraw without reducing your Benefit Base and your SureIncome ROP Death Benefit by more than the amount of the withdrawal and without reducing your Benefit Payment available in future Benefit Years. Please note that any purchase payments or withdrawals made on a Contract Anniversary would be applied to the Benefit Year that just ended on that Contract Anniversary.

The Benefit Payment Remaining is equal to the Benefit Payment at the beginning of each Benefit Year.

During each Benefit Year the Benefit Payment Remaining will be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) multiplied by the Withdrawal Benefit Factor (currently 8% for new SureIncome Plus Options) and reduced by the amount of each withdrawal. The Benefit Payment Remaining will never be less than zero.

36 PROSPECTUS

On the Rider Date, the Benefit Payment is equal to the greater of:

•	The Contract Value multiplied by the Withdrawal Benefit Factor (currently 8% for new SureIncome Plus Options); or

•

The value of the Benefit Payment of the previous Withdrawal Benefit Option (attached to your Contract) which is being terminated under a rider trade-in option, if applicable. See RIDER TRADE-IN OPTION, above, under SUREINCOME WITHDRAWAL BENEFIT OPTION for more information.

After the Rider Date, the Benefit Payment will be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) multiplied by the Withdrawal Benefit Factor and affected by withdrawals as follows:

•	If the withdrawal is less than or equal to the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Payment is unchanged.

If the withdrawal is greater than the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Payment will be the lesser of:

•	The Benefit Payment immediately prior to the withdrawal; or

•	The Contract Value immediately prior to withdrawal less the amount of the withdrawal, multiplied by the Withdrawal Benefit Factor.

As used in the above calculation, Contract Value incorporates the impact of any purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) received on the date of this withdrawal, but before the application of any SureIncome Plus Withdrawal Benefit Option Fee, Spousal Protection Benefit Option Fee, Spousal Protection Benefit Option for Custodial Individual Retirement Accounts Fee or Contract Maintenance Charge that may be applicable.

On each of the ten Contract Anniversaries after the Rider Date, the amount of the Benefit Payment may be increased based upon the maximum anniversary value of the Contract according to the following calculation. The Benefit Payment will be recalculated to the greater of:

•	The Benefit Payment following the application of all purchase payments and withdrawals on that Contract Anniversary; and

•	The Contract Value on that Contract Anniversary, following the application of all purchase payments, withdrawals, and expenses multiplied by the Withdrawal Benefit Factor.

The Benefit Payment Remaining at the time of a withdrawal during a calendar year will be increased on a nondiscriminatory basis in order to satisfy IRS minimum distribution requirements on the Contract under which this Option has been elected. The Benefit Payment Remaining will be increased by the excess of the IRS minimum distribution required on the Contract as calculated at the end of the previous calendar year and the Benefit Payment at the end of the previous calendar year. For the purposes of this calculation, the Benefit Payment Remaining will not be increased if a Withdrawal Benefit Option was not attached to this Contract as of the end of the previous calendar year. Note that any systematic withdrawal programs designed to satisfy IRS minimum distribution requirements may need to be modified to ensure guarantees under this Option are not impacted by the withdrawals. This modification may result in uneven payment amounts throughout the year.

BENEFIT BASE

The Benefit Base is not available as a Contract Value or Settlement Value. The Benefit Base is used solely to help calculate the Rider Fee, the amount that may be withdrawn and payments that may be received under the SureIncome Plus Option. On the Rider Date, the Benefit Base is equal to the Contract Value. After the Rider Date, the Benefit Base will be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and decreased by withdrawals as follows:

•	If the withdrawal is less than or equal to the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Base will be reduced by the amount of the withdrawal.

•	If the withdrawal is greater than the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Base will be the lesser of:

•	The Contract Value immediately prior to the withdrawal less the amount of the withdrawal; or

•	The Benefit Base immediately prior to the withdrawal less the amount of the withdrawal.

As used in the above calculation, Contract Value incorporates the impact of any purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) received on the date of this withdrawal, but before the application of any SureIncome Plus Withdrawal Benefit Option Fee, Spousal Protection Benefit Option Fee, Spousal Protection Benefit Option for Custodial Individual Retirement Accounts Fee or Contract Maintenance Charge that may be applicable.

On each of the ten Contract Anniversaries after the Rider Date, the amount of the Benefit Base may be increased based upon the maximum anniversary value of the Contract according to the following calculation. The Benefit Base will be recalculated to the greater of:

•	The Benefit Base following the application of all purchase payments and withdrawals on that Contract Anniversary; and

•	The Contract Value on that Contract Anniversary, following the application of all purchase payments, withdrawals and expenses.

37 PROSPECTUS

The Benefit Base may also be reduced in other situations as detailed in the “Contract Owner and Assignment of Payments or Interest” section below.

IF THE BENEFIT BASE IS REDUCED TO ZERO, THIS SUREINCOME PLUS OPTION WILL TERMINATE.

For numerical examples that illustrate how the values defined under the SureIncome Plus Option are calculated, see Appendix G.

CONTRACT OWNER AND ASSIGNMENT OF PAYMENTS OR INTEREST

If you change the Contract Owner or assign any payments or interest under the Contract, as allowed, to any living or non-living person other than your spouse on or after the first calendar year anniversary of the Rider Date, the Benefit Base will be recalculated to be the lesser of the Contract Value or the Benefit Base at the time of assignment.

CONTRACT VALUE

If your Contract Value is reduced to zero due to fees or withdrawals and your Benefit Base is still greater than zero, your Contract will immediately enter the Withdrawal Benefit Payout Phase. Under the SureIncome Plus Option, we currently do not treat a withdrawal that reduces the Contract Value to less than $1,000 as a withdrawal of the entire Contract Value. We reserve the right to change this at any time.

WITHDRAWAL BENEFIT PAYOUT PHASE

Under the Withdrawal Benefit Payout Phase, the Accumulation Phase of the Contract ends and the Contract enters the Payout Phase.

The “WITHDRAWAL BENEFIT PAYOUT START DATE” is the date the Withdrawal Benefit Payout Phase is entered and the Accumulation Phase of the Contract ends. No further withdrawals, purchase payments or any other actions associated with the Accumulation Phase of the Contract can be made after the Withdrawal Benefit Payout Start Date. Since the Accumulation Phase ends at this point, the SureIncome ROP Death Benefit no longer applies.

Under the Withdrawal Benefit Payout Phase, the Payout Start Date is the first day of the next Benefit Year after the Withdrawal Benefit Payout Start Date. We reserve the right to allow other Payout Start Dates on a nondiscriminatory basis without prior notice.

During the Withdrawal Benefit Payout Phase, we will make scheduled fixed income payments to the Owner (or new Contract Owner) at the end of each month starting one month after the commencement of the Payout Start Date. The amount of each payment will be equal to the Benefit Payment divided by 12, unless a payment frequency other than monthly is requested. The request must be in a form acceptable to us and processed by us before the first payment is made. (The amount of each payment will be adjusted accordingly; i.e., if the payment frequency requested is quarterly, the amount of each payment will be equal to the Benefit Payment divided by 4.) Payments will be made over a period certain such that total payments made will equal the Benefit Base on the Payout Start Date; therefore, the final payment may be less than each of the previous payments. If your Contract is subject to Internal Revenue Code Section 401(a)(9), the period certain cannot exceed that which is required by such section and the regulations promulgated thereunder. Therefore, the amount of each payment under the SureIncome Plus Option may be larger so that the sum of the payments made over this period equals the Benefit Base on the Payout Start Date. Additionally, if your Contract is subject to Internal Revenue Code Section 401(a)(9), we will not permit a change in the payment frequency or level.

If your Contract is not subject to Internal Revenue Code Section 401(a)(9), we reserve the right to allow other payment frequencies or levels on a nondiscriminatory basis without prior notice. In no event will we allow more than one change in the payment frequency or level during a Contract Year.

If the Owner dies before all payments have been made, the remaining payments will continue to be made to the new Contract Owner as scheduled.

Once all scheduled payments have been paid, the Contract will terminate.

Generally, you may not make withdrawals, purchase payments or take any other actions associated with the Accumulation Phase after the Withdrawal Benefit Payout Start Date.

INVESTMENT REQUIREMENTS

If you add a SureIncome Plus Option to your Contract, you must adhere to certain requirements related to the investment alternatives in which you may invest. These requirements are described in “INVESTMENT REQUIREMENTS (APPLICABLE TO ALL WITHDRAWAL BENEFIT OPTIONS)” below.

DEATH OF OWNER OR ANNUITANT

If the Owner or the Annuitant dies and the Contract is continued under Option D of the Death of Owner or Death of Annuitant provisions of your Contract, then the SureIncome Plus Option will continue unless the Contract Owner (or new Contract Owner) elects to cancel the SureIncome Plus Option. If the SureIncome Plus Option is continued, it will remain in effect until terminated. If the Contract is not continued under Option D above, then the SureIncome Plus Option will terminate on the date we receive a Complete Request for Settlement of the Death Proceeds.

If the Contract death settlement options are governed by an Endorsement and such Endorsement allows for the continuation of the Contract upon the death of the Owner or Annuitant by the spouse, the SureIncome Plus Option will continue unless the new Owner elects to cancel the SureIncome Plus Option. If the SureIncome Plus Option is continued, it will remain in effect until

38 PROSPECTUS

terminated pursuant to Termination of the SureIncome Plus Option below. If the Contract is not continued, then the SureIncome Plus Option will terminate on the date we received a complete request for settlement of the Death Proceeds.

The SureIncome Plus Option also makes available the SureIncome ROP Death Benefit. On the Rider Date, the SureIncome ROP Death Benefit is equal to the Contract Value. After the Rider Date, the SureIncome ROP Death Benefit will be increased by purchase payments (and Credit Enhancements in the case of ALLSTATE ADVISOR PLUS CONTRACTS) and decreased by withdrawals as follows:

•

If the withdrawal is less than or equal to the Benefit Payment Remaining in effect immediately prior to the withdrawal, the SureIncome ROP Death Benefit will be reduced by the amount of the withdrawal.

•	If the withdrawal is greater than the Benefit Payment Remaining in effect immediately prior to the withdrawal, the SureIncome ROP Death Benefit will be the lesser of:

•	The Contract Value immediately prior to withdrawal less the amount of the withdrawal; or

•	The SureIncome ROP Death Benefit immediately prior to withdrawal less the amount of the withdrawal.

As used in the above calculation, Contract Value incorporates the impact of any purchase payments (and Credit Enhancements in the case of ALLSTATE ADVISOR PLUS CONTRACTS) received on the date of this withdrawal, but before the application of any SureIncome Plus Withdrawal Benefit Option Fee, Spousal Protection Benefit Option Fee, Spousal Protection Benefit Option for Custodial Individual Retirement Accounts Fee or Contract Maintenance Charge that may be applicable.

For numerical examples that illustrate how the SureIncome ROP Death Benefit under the SureIncome Plus Option is calculated, see Appendix G.

Refer to the Death Benefits section (page 71) for more details on the SureIncome ROP Death Benefit.

TERMINATION OF THE SUREINCOME PLUS OPTION

The SureIncome Plus Option will terminate on the earliest of the following to occur:

•	The Benefit Base is reduced to zero;

•	On the Payout Start Date (except if the Contract enters the Withdrawal Benefit Payout Phase as defined under the Withdrawal Benefit Payout Phase section);

•	On the date the Contract is terminated;

•	On the date the SureIncome Plus Option is cancelled as detailed under Death of Owner or Annuitant above; or

•	On the date we receive a Complete Request for Settlement of the Death Proceeds.

SUREINCOME FOR LIFE WITHDRAWAL BENEFIT OPTION

We offer the SureIncome For Life Withdrawal Benefit Option (“SureIncome For Life Option”) for an additional fee. The SureIncome For Life Option provides a guaranteed withdrawal benefit that gives you the right to take limited partial withdrawals, which may increase during the first 10 years of the Option, as long as the SureIncome Covered Life is alive, subject to certain restrictions. Therefore, regardless of subsequent fluctuations in the value of your Contract Value, you are entitled to a Benefit Payment each Benefit Year until the death of the SureIncome Covered Life (as defined below), subject to certain restrictions. The SureIncome For Life Option also provides an additional death benefit option.

The SureIncome For Life Option guarantees an amount up to the “BENEFIT PAYMENT REMAINING” which will be available for withdrawal from the Contract each “BENEFIT YEAR” as long as the SureIncome Covered Life is alive, subject to certain restrictions. The “SUREINCOME COVERED LIFE” is the oldest Contract Owner, or the oldest Annuitant if the Contact Owner is a non-living entity, on the Rider Date. If the Contract Value is reduced to zero and the Benefit Payment is still greater than zero, we will distribute an amount equal to the Benefit Payment each year to the Contract Owner as described below under the “WITHDRAWAL BENEFIT PAYOUT PHASE” as long as the SureIncome Covered Life is alive. Prior to the commencement of the Withdrawal Benefit Payout Phase, the SureIncome For Life Option also provides an additional death benefit option, the SureIncome Return of Premium Death Benefit (“SUREINCOME ROP DEATH BENEFIT”). This Option is described below under “DEATH OF OWNER OR ANNUITANT” and in the DEATH BENEFITS section starting on page 71.

For purposes of the SureIncome For Life Option, “withdrawal” means the gross amount of a withdrawal before any applicable charges such as withdrawal charges, fees, taxes or adjustments including any applicable surrender charges. Under the SureIncome For Life Option, we do not treat a withdrawal that reduces the Contract Value to less than $1,000 as a withdrawal of the entire Contract Value.

The “RIDER DATE” is the date the SureIncome For Life Option was made a part of your Contract. The initial Benefit Year is the period between the Rider Date and the first Contract Anniversary after the Rider Date. Each subsequent Benefit Year is identical to the Contract Year.

The SureIncome For Life Option is available at issue of the Contract, or may be added later, subject to availability and issue requirements. You may not add the SureIncome For Life Option to your Contract after Contract issue without our prior approval if your Contract Value is greater than $1,000,000 at the time you choose to add the SureIncome For Life Option. Currently, you may have only one Withdrawal Benefit Option in effect on your Contract at one time. You may only have one of the

39 PROSPECTUS

following in effect on your Contract at the same time: a Withdrawal Benefit Option, a TrueReturn Option, or a Retirement Income Guarantee Option. The SureIncome For Life Option is only available if the oldest Contract Owner or the oldest Annuitant, if the Contract Owner is a non-living entity (i.e., the SureIncome Covered Life) is between the ages of 50 and 75, inclusive, on the effective date of the Rider (the “Rider Application Date”). The SureIncome For Life Option may not be added to a Contract categorized as a Tax Sheltered Annuity as defined under Internal Revenue Code Section 403(b) at this time. We reserve the right to make the SureIncome For Life Option available to such Contracts on a nondiscriminatory basis in the future at our discretion. Once added to your Contract, the SureIncome For Life Option may not be cancelled at any time.

We may discontinue offering the SureIncome For Life Option at any time to new Contract Owners and to existing Contract Owners who did not elect the SureIncome For Life Option prior to the date of discontinuance.

WITHDRAWAL BENEFIT FACTOR

The “WITHDRAWAL BENEFIT FACTOR” is used to determine the “BENEFIT PAYMENT” and Benefit Payment Remaining. Prior to the earlier of the date of the first withdrawal after the issuance of the SureIncome For Life Option or the date the Contract enters the Withdrawal Benefit Payout Phase, the Withdrawal Benefit Factor used in these determinations may change as shown below. Generally speaking, during this period the Withdrawal Benefit Factor will increase as the SureIncome Covered Life grows older. On the earlier of the date of the first withdrawal after the issuance of the SureIncome for Life Option or the date the Contract enters the Withdrawal Benefit Payout Phase, the Withdrawal Benefit Factor will be fixed at the then applicable rate, based on the then current attained age of the SureIncome Covered Life, and will be used in all subsequent determinations of Benefit Payments and Benefit Payments Remaining.

AFTER THIS DATE THE WITHDRAWAL BENEFIT FACTOR WILL NOT CHANGE.

We currently offer the following Withdrawal Benefit Factors:

Attained Age of SureIncome Covered Life	Withdrawal Benefit Factor
50-59	4%
60-69	5%
70+	6%

The Withdrawal Benefit Factors and age ranges applicable to your Contract are set on the Rider Date. They cannot be changed after the SureIncome For Life Option has been added to your Contract. We reserve the right to make other Withdrawal Benefit Factors available in the future for new SureIncome For Life Options, change the age ranges to which they apply, and/or to eliminate currently available Withdrawal Benefit Factors.

BENEFIT PAYMENT AND BENEFIT PAYMENT REMAINING

The Benefit Payment is the amount available at the beginning of each Benefit Year that you may withdraw during that Benefit Year. The Withdrawal Benefit Factor and the Benefit Base are used to determine your Benefit Payment. The Benefit Payment Remaining is the amount remaining after any previous withdrawals in a Benefit Year that you may withdraw without reducing your Benefit Base and your SureIncome ROP Death Benefit by more than the amount of the withdrawal and without reducing your Benefit Payment available in future Benefit Years. Please note that any premiums or withdrawals made on a Contract Anniversary are applied to the Benefit Year that just ended on that Contract Anniversary.

The Benefit Payment Remaining is equal to the Benefit Payment at the beginning of each Benefit Year.

On the Rider Date, the Benefit Payment is equal to the Contract Value multiplied by the Withdrawal Benefit Factor based on the current attained age of the SureIncome Covered Life.

After the Rider Date, the Benefit Payment and Benefit Payment Remaining will be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) multiplied by the Withdrawal Benefit Factor based on the current attained age of the SureIncome Covered Life. On the date of the first withdrawal after the Rider Date the Benefit Payment and Benefit Payment Remaining will equal the Withdrawal Benefit Factor based on the current attained age of the SureIncome Covered Life multiplied by the Benefit Base immediately after application of any purchase payments, but prior to the withdrawal on that date. THE WITHDRAWAL BENEFIT FACTOR USED IN ALL FUTURE CALCULATIONS WILL NOT CHANGE.

After the first withdrawal, the Benefit Payment Remaining will be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) multiplied by the Withdrawal Benefit Factor. The Benefit Payment Remaining is reduced by the amount of any withdrawal. The Benefit Payment Remaining will never be less than zero.

After the first withdrawal, the Benefit Payment will be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) multiplied by the Withdrawal Benefit Factor. The Benefit Payment is affected by withdrawals as follows:

•	If a withdrawal is less than or equal to the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Payment is unchanged.

•	If a withdrawal is greater than the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Payment will be the lesser of:

•	The Benefit Payment immediately prior to the withdrawal; or

40 PROSPECTUS

•	The Benefit Base immediately after the withdrawal multiplied by the Withdrawal Benefit Factor.

IF THE BENEFIT PAYMENT IS REDUCED TO ZERO, THE SUREINCOME FOR LIFE OPTION WILL TERMINATE.

On each of the ten Contract Anniversaries after the Rider Date, the amount of the Benefit Payment may be increased based upon the maximum anniversary value of the Contract according to the following calculation. The Benefit Payment will be recalculated to the greater of:

•	The Benefit Payment following application of all purchase payments and withdrawals on that Contract Anniversary; or

•	The Contract Value on that Contract Anniversary, following the application of all purchase payments, withdrawals and expenses, multiplied by the Withdrawal Benefit Factor currently applicable.

The Benefit Payment Remaining at the time of a withdrawal during a calendar year will be increased on a nondiscriminatory basis in order to satisfy IRS minimum distribution requirements on the Contract under which this Option has been elected. The Benefit Payment Remaining will be increased by the excess of the IRS minimum distribution required on the Contract as calculated at the end of the previous calendar year and the Benefit Payment at the end of the previous calendar year. For the purposes of this calculation, the Benefit Payment Remaining will not be increased if a Withdrawal Benefit Option was not attached to this Contract as of the end of the previous calendar year. Note that any systematic withdrawal programs designed to satisfy IRS minimum distribution requirements may need to be modified to ensure guarantees under this Option are not impacted by the withdrawals. This modification may result in uneven payment amounts throughout the year.

BENEFIT BASE

The Benefit Base is not available as a Contract Value or Settlement Value. The Benefit Base is used solely to help calculate the Rider Fee, the amount that may be withdrawn and payments that may be received under the SureIncome For Life Option. On the Rider Date, the Benefit Base is equal to the Contract Value. After the Rider Date, the Benefit Base will be increased by purchase payments (and Credit Enhancements for Allstate Advisor Plus Contracts) and decreased by withdrawals as follows:

•	If the withdrawal is less than or equal to the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Base will be reduced by the amount of the withdrawal.

•	If the withdrawal is greater than the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Base will be the lesser of:

•	The Contract Value immediately prior to withdrawal less the amount of the withdrawal; or

•	The Benefit Base immediately prior to withdrawal less the amount of the withdrawal (this value cannot be less than zero).

As used in the above calculation, Contract Value incorporates the impact of any purchase payments (and Credit Enhancements for Allstate Advisor Plus Contracts) received on the date of this withdrawal, but before the application of any SureIncome For Life Withdrawal Benefit Option Fee, Spousal Protection Benefit Option Fee, Spousal Protection Benefit Option for Custodial Individual Retirement Accounts Fee or Contract Maintenance Charge that may be applicable.

On each of the ten Contract Anniversaries after the Rider Date, the amount of the Benefit Base may be increased based upon the maximum anniversary value of the Contract according to the following calculation. The Benefit Base will be recalculated to the greater of:

•	The Benefit Base following the application of all purchase payments and withdrawals on that Contract Anniversary; and

•	The Contract Value on that Contract Anniversary, following the application of all purchase payments, withdrawals and expenses.

For numerical examples that illustrate how the values defined under the SureIncome For Life Option are calculated, see Appendix H.

CONTRACT VALUE

If your Contract Value is reduced to zero due to fees or withdrawals and your Benefit Payment is still greater than zero, your Contract will immediately enter the Withdrawal Benefit Payout Phase. Under the SureIncome For Life Option, we currently do not treat a withdrawal that reduces the Contract Value to less than $1,000 as a withdrawal of the entire Contract Value. We reserve the right to change this at any time.

WITHDRAWAL BENEFIT PAYOUT PHASE

Under the Withdrawal Benefit Payout Phase, the Accumulation Phase of the Contract ends and the Contract enters the Payout Phase.

The “WITHDRAWAL BENEFIT PAYOUT START DATE” is the date the Withdrawal Benefit Payout Phase is entered and the Accumulation Phase of the Contract ends. No further withdrawals, purchase payments or any other actions associated with the Accumulation Phase of the Contract can be made after the Withdrawal Benefit Payout Start Date. Since the Accumulation Phase of the Contract ends at this point, the SureIncome ROP Death Benefit no longer applies.

Under the Withdrawal Benefit Payout Phase, the Payout Start Date is the first day of the next Benefit Year after the Withdrawal Benefit Payout Start Date. We reserve the right to allow other Payout Start Dates on a nondiscriminatory basis without prior notice.

41 PROSPECTUS

During the Withdrawal Benefit Payout Phase, we will make scheduled fixed income payments to the Owner (or new Contract Owner) at the end of each month starting one month after the Payout Start Date. The amount of each payment will be equal to the Benefit Payment divided by 12, unless a payment frequency other than monthly is requested. The request must be in a form acceptable to us and processed by us before the first payment is made. (The amount of each payment will be adjusted accordingly; i.e. if the payment frequency requested is quarterly, the amount of each payment will be equal to the Benefit Payment divided by 4.) Payments will be made until the later of the death of the SureIncome Covered Life or over a period certain based on the total payments made equaling at least the Benefit Base on the Payout Start Date. If your Contract is subject to Internal Revenue Code Section 401(a)(9), the period certain cannot exceed that which is required by such section and the regulations promulgated thereunder. Therefore, the amount of each payment under the SureIncome For Life Option may be larger during the period certain so that the sum of the payments made over this period equals the Benefit Base on the Payout Start Date. Additionally, if your Contract is subject to Internal Revenue Code Section 401(a)(9), we will not permit a change in the payment frequency or level.

If your Contract is not subject to Internal Revenue Code Section 401(a)(9), we reserve the right to allow other payment frequencies or levels on a nondiscriminatory basis without prior notice. In no event will we allow more than one change in the payment frequency or level during a Contract Year.

If the Owner dies before all payments have been made, the remaining payments will continue to be made to the new Contract Owner as scheduled.

Once all scheduled payments have been paid, the Contract will terminate.

Generally, you may not make withdrawals, purchase payments or take any other actions associated with the Accumulation Phase after the commencement of the Withdrawal Benefit Payout Start Date.

INVESTMENT REQUIREMENTS

If you add a SureIncome For Life Option to your Contract, you must adhere to certain requirements related to the investment alternatives in which you may invest. These requirements are described in “INVESTMENT REQUIREMENTS (APPLICABLE TO ALL WITHDRAWAL BENEFIT OPTIONS)” below.

DEATH OF OWNER OR ANNUITANT

If the SureIncome Covered Life dies during the Accumulation Phase of the Contract, the SureIncome For Life Option will terminate on the date of the SureIncome Covered Life’s death. If the Contract Owner or the Annuitant who is not the SureIncome Covered Life dies and the Contract is continued under Option D of the Death of Owner or Death of Annuitant provisions of your Contract, then the SureIncome For Life Option will continue unless the Contract Owner (or new Contract Owner) elects to cancel the SureIncome For Life Option. If the SureIncome For Life Option is continued, it will remain in effect until terminated. If the Contract is not continued under Option D, then the SureIncome For Life Option will terminate on the date we receive a Complete Request for Settlement of the Death Proceeds.

The SureIncome For Life Option also makes available the SureIncome ROP Death Benefit. The SureIncome ROP Death Benefit is only available upon the death of the SureIncome Covered Life. If a Contract Owner, Annuitant or Co-Annuitant who is not the SureIncome Covered Life dies, the SureIncome ROP Death Benefit is not applicable. On the Rider Date, the SureIncome ROP Death Benefit is equal to the Contract Value. After the Rider Date, the SureIncome ROP Death Benefit will be increased by purchase payments (and Credit Enhancements in the case of ALLSTATE ADVISOR PLUS CONTRACTS) and decreased by withdrawals as follows:

•

If the withdrawal is less than or equal to the Benefit Payment Remaining in effect immediately prior to the withdrawal, the SureIncome ROP Death Benefit will be reduced by the amount of the withdrawal.

•	If the withdrawal is greater than the Benefit Payment Remaining in effect immediately prior to the withdrawal, the SureIncome ROP Death Benefit will be the lesser of:

•	The Contract Value immediately prior to withdrawal less the amount of the withdrawal; or

•	The SureIncome ROP Death Benefit immediately prior to withdrawal less the amount of the withdrawal.

As used in the above calculation, Contract Value incorporates the impact of any purchase payments (and Credit Enhancements in the case of ALLSTATE ADVISOR PLUS CONTRACTS) received on the date of this withdrawal, but before the application of any SureIncome For Life Withdrawal Benefit Option Fee, Spousal Protection Benefit Option Fee, Spousal Protection Benefit Option for Custodial Individual Retirement Accounts Fee or Contract Maintenance Charge applicable.

For numerical examples that illustrate how the SureIncome ROP Death Benefit under the SureIncome For Life Option is calculated, see Appendix H.

Refer to the DEATH BENEFITS section (page 71) for more details on the SureIncome ROP Death Benefit.

TERMINATION OF THE SUREINCOME FOR LIFE OPTION

The SureIncome For Life Option will terminate on the earliest of the following to occur:

•	The Benefit Payment is reduced to zero;

42 PROSPECTUS

•	On the Payout Start Date (except if the Contract enters the Withdrawal Benefit Payout Phase as defined under the Withdrawal Benefit Payout Phase section);

•	On the date the Contract is terminated;

•

On the date the SureIncome Covered Life is removed from the Contract for any reason, and is no longer a Contract Owner or Annuitant under the Contract (if the Covered Life continues as only the Beneficiary, the Option will terminate);

•	On the date the SureIncome For Life Option is cancelled as detailed under Death of Owner or Annuitant section above;

•	On the date we receive a Complete Request for Settlement of the Death Proceeds; or

•	On the date the SureIncome Covered Life dies if the SureIncome Covered Life dies prior to the Payout Start Date.

INVESTMENT REQUIREMENTS (APPLICABLE TO ALL WITHDRAWAL BENEFIT OPTIONS) If you add a Withdrawal Benefit Option to your Contract, you must adhere to certain requirements related to the investment alternatives in which you may invest. The specific requirements are described below in more detail and will depend on your current Model Portfolio Option and your Withdrawal Benefit Factor(s). These requirements may include, but are not limited to, maximum investment limits on certain Variable Sub-Accounts or on certain Fixed Account Options, exclusion of certain Variable Sub-Accounts or of certain Fixed Account Options, required minimum allocations to certain Variable Sub-Accounts, and restrictions on transfers to or from certain investment alternatives. We may also require that you use the Automatic Portfolio Rebalancing Program. We may change the specific requirements that are applicable at any time in our sole discretion. Any changes we make will not apply to a Withdrawal Benefit Option that was made a part of your Contract prior to the implementation date of the change, except for changes made due to a change in investment alternatives available under the Contract. This restriction does not apply to a New SureIncome Option or to a New Option elected pursuant to the Rider Trade-In Option. We reserve the right to have requirements unique to specific Withdrawal Benefit Factors if we make other Withdrawal Benefit Factors available in the future including specific model portfolio options (“Model Portfolio Options”) as described below available only to certain Withdrawal Benefit Factors.

When you add a Withdrawal Benefit Option to your Contract, you must allocate your entire Contract Value as follows:

1)	to a MODEL PORTFOLIO OPTION available as described below;

2)	to the DCA Fixed Account Option and then transfer all purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and interest to an available Model Portfolio Option; or

3)	to a combination of (1) and (2) above.

For (2) and (3) above, the requirements for the DCA Fixed Account Option must be met. See the “Dollar Cost Averaging Fixed Account Option” section of this prospectus for more information.

On the Rider Date, you must select only one of the Model Portfolio Options to which to allocate your Contract Value. After the Rider Date, you may transfer your entire Contract Value to any of the other available Model Portfolio Options. We currently offer several Model Portfolio Options. The Model Portfolio Options that are available may differ depending upon the effective date of your Withdrawal Benefit Option and your Withdrawal Benefit Factor. Please refer to the Model Portfolio Option and TrueBalanceSM Model Portfolio Options sections of this prospectus for more details. We may add other Model Portfolio Options in the future. We also may remove Model Portfolio Options in the future anytime prior to the date you select such Model Portfolio Option. In addition, if the investment alternatives available under the Contract change, we may revise the Model Portfolio Options. The following table summarizes the Model Portfolio Options currently available for use:

*Model	Portfolio Option 1
*TrueBalance	Conservative Model Portfolio Option
*TrueBalance	Moderately Conservative Model Portfolio Option
*TrueBalance	Moderate Model Portfolio Option
*TrueBalance	Moderately Aggressive Model Portfolio Option
*TrueBalance	Aggressive Model Portfolio Option

NOTE: THE TRUEBALANCE MODEL PORTFOLIO OPTIONS WERE FIRST MADE AVAILABLE IN CONNECTION WITH A WITHDRAWAL BENEFIT OPTION ON MAY 1, 2005. ANY TRUEBALANCE MODEL PORTFOLIOS OFFERED UNDER THE TRUEBALANCE ASSET ALLOCATION PROGRAM PRIOR TO MAY 1, 2005, MAY NOT BE USED IN CONNECTION WITH A WITHDRAWAL BENEFIT OPTION.

You may not allocate any of your Contract Value to the Standard Fixed Account. You must transfer any portion of your Contract Value that is allocated to the Standard Fixed Account Option to the Variable Sub-Accounts prior to adding a Withdrawal Benefit Option to your Contract. You may allocate any portion of your purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) to the DCA Fixed Account Option on the Rider Date, provided the DCA Fixed Account Option is available with your Contract. See the “Dollar Cost Averaging Fixed Account Option” section of this prospectus for more information. We use the term “Transfer Period Account” to refer to each purchase

43 PROSPECTUS

payment allocation made to the DCA Fixed Account Option for a specified term length. At the expiration of a Transfer Period Account, any remaining amounts in the Transfer Period Account will be transferred to the Variable Sub-Accounts according to your most recent percentage allocation selections for your Model Portfolio Option.

Any subsequent purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made to your Contract will be allocated to the Variable Sub-Accounts according to your specific instructions or your allocation for the previous purchase payment (for Model Portfolio Option 1) or the percentage allocation for your current Model Portfolio Option (for TrueBalance Model Portfolio Options) unless you request that the purchase payment (and Credit Enhancement for ALLSTATE ADVISOR PLUS CONTRACTS) be allocated to the DCA Fixed Account Option. Purchase payments allocated to the DCA Fixed Account Option must be $100 or more. Any withdrawals you request will reduce your Contract Value invested in each of the investment alternatives on a pro rata basis in the proportion that your Contract Value in each bears to your total Contract Value in all investment alternatives, unless you request otherwise.

MODEL PORTFOLIO OPTION 1

If you choose Model Portfolio Option 1 or transfer your entire Contract Value into Model Portfolio Option 1, we have divided the Variable Sub-Accounts into two separate categories: “Available,” and “Excluded.” Currently, you may allocate up to 100% of your Contract Value to the Available Variable Sub-Accounts in any manner you choose. You may not allocate ANY PORTION of your Contract Value to the Excluded Variable Sub-Accounts. You may make transfers among any of the Available Variable Sub-Accounts. However, each transfer you make will count against the 12 transfers you can make each Contract Year without paying a transfer fee.

Currently the Available Variable Sub-Accounts and the Excluded Variable Sub-Accounts are as follows:

Available

Fidelity VIP Freedom Income - Service Class 2 Sub-Account

Fidelity VIP Freedom 2010 - Service Class 2 Sub-Account

Fidelity VIP Freedom 2020 - Service Class 2 Sub-Account

Fidelity VIP Freedom 2030 - Service Class 2 Sub-Account

Fidelity VIP Contrafund(R) - Service Class 2 Sub-Account

Fidelity VIP Index 500 - Service Class 2 Sub-Account

Fidelity VIP Mid Cap - Service Class 2 Sub-Account

FTVIP Franklin Growth and Income Securities - Class 2 Sub-Account

FTVIP Franklin Income Securities - Class 2 Sub-Account

FTVIP Franklin Large Cap Growth Securities - Class 2 Sub-Account

FTVIP Mutual Discovery Securities - Class 2 Sub-Account

FTVIP Franklin Small Cap Value Securities - Class 2 Sub-Account

FTVIP Franklin U.S. Government - Class 2 Sub-Account

FTVIP Mutual Shares Securities - Class 2 Sub-Account

FTVIP Templeton Developing Markets Securities - Class 2 Sub-Account

FTVIP Templeton Foreign Securities - Class 2 Sub-Account

Lord Abbett Series - All Value Sub-Account

Lord Abbett Series - Bond-Debenture Sub-Account

Lord Abbett Series - Growth and Income Sub-Account

Lord Abbett Series - Growth Opportunities Sub-Account

Lord Abbett Series - Mid-Cap Value Sub-Account

Oppenheimer MidCap/VA - Service Shares Sub-Account

Oppenheimer Balanced/VA - Service Shares Sub-Account

Oppenheimer Core Bond/VA - Service Shares Sub-Account

Oppenheimer Capital Appreciation/VA - Service Shares Sub-Account

Oppenheimer High Income/VA - Service Shares Sub-Account

Oppenheimer Main Street(R)/VA - Service Shares Sub-Account

Oppenheimer Main Street Small Cap(R)/VA - Service Shares Sub-Account

Oppenheimer Strategic Bond/VA - Service Shares Sub-Account

Putnam VT Global Asset Allocation - Class IB Sub-Account

Putnam VT Growth and Income - Class IB Sub-Account

Putnam VT High Yield - Class IB Sub-Account

Putnam VT Income - Class IB Sub-Account

Putnam VT International Equity - Class IB Sub-Account

Putnam VT Investors - Class IB Sub-Account

Putnam VT Money Market - Class IB Sub-Account

Putnam VT New Value - Class IB Sub-Account

Putnam VT The George Putnam Fund of Boston - Class IB Sub-Account

Putnam VT Voyager - Class IB Sub-Account

Van Kampen LIT Comstock, Class II Sub-Account

Van Kampen LIT Strategic Growth, Class II Sub-Account

Van Kampen LIT Growth and Income, Class II Sub-Account

Van Kampen LIT Money Market, Class II Sub-Account

Van Kampen UIF Emerging Markets Debt, Class II Sub-Account (1)

Van Kampen UIF Equity and Income, Class II Sub-Account (1)

Van Kampen UIF Global Franchise, Class II Sub-Account (1)

Van Kampen UIF Mid Cap Growth, Class II Sub-Account (1)

Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account & Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account (1)(2)

Van Kampen UIF U.S. Real Estate, Class II Sub-Account (1)

Excluded

Fidelity VIP Growth Stock - Service Class 2 Sub-Account

Oppenheimer Global Securities/VA - Service Shares Sub-Account

Putnam VT Vista - Class IB Sub-Account

Van Kampen LIT Aggressive Growth, Class II Sub-Account (3)

Van Kampen UIF Equity Growth, Class I Sub-Account & Van Kampen UIF Equity Growth, Class II Sub-Account (1)(2)

Van Kampen UIF Small Company Growth, Class II Sub-Account (1)

(1)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(2)

The Van Kampen UIF Equity Growth, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may invest only in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

(3)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II was closed to new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio, you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs such as automatic additions, portfolio rebalancing, or

44 PROSPECTUS

dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.*

*

AS NOTED ABOVE, CERTAIN VARIABLE SUB-ACCOUNTS ARE CLOSED TO NEW INVESTMENTS. IF YOU INVESTED IN THESE VARIABLE SUB-ACCOUNTS PRIOR TO THE EFFECTIVE CLOSE DATE, YOU MAY CONTINUE YOUR INVESTMENTS. IF PRIOR TO THE EFFECTIVE CLOSE DATE, YOU ENROLLED IN ONE OF OUR AUTOMATIC TRANSACTION PROGRAMS, SUCH AS AUTOMATIC ADDITIONS, PORTFOLIO REBALANCING OR DOLLAR COST AVERAGING, WE WILL CONTINUE TO EFFECT AUTOMATIC TRANSACTIONS TO THESE VARIABLE SUB-ACCOUNTS IN ACCORDANCE WITH THAT PROGRAM. OUTSIDE OF THESE AUTOMATIC TRANSACTION PROGRAMS, ADDITIONAL ALLOCATIONS WILL NOT BE ALLOWED. IF YOU CHOOSE TO ADD ANY WITHDRAWAL BENEFIT OPTION ON OR AFTER THE EFFECTIVE CLOSE DATE, YOU MUST TRANSFER ANY PORTION OF YOUR CONTRACT VALUE THAT IS ALLOCATED TO THESE VARIABLE SUB-ACCOUNTS TO ANY OF THE REMAINING VARIABLE SUB-ACCOUNTS AVAILABLE WITH A WITHDRAWAL BENEFIT OPTION PRIOR TO ADDING IT TO YOUR CONTRACT.

TRUEBALANCESM MODEL PORTFOLIO OPTIONS.

If you choose one of the TrueBalanceSM Model Portfolio Options or transfer your entire Contract Value into one of the TrueBalanceSM Model Portfolio Options, you may not choose the Variable Sub-Accounts or make transfers among the Variable Sub-Accounts that comprise that TrueBalance Model Portfolio Option. Each TrueBalance Model Portfolio involves an allocation of assets among a group of pre-selected Variable Sub-Accounts. You cannot make transfers among the Variable Sub-Accounts nor vary the Variable Sub-Accounts that comprise a TrueBalance Model Portfolio Option. If you choose a TrueBalance Model Portfolio Option, we will invest and periodically reallocate your Contract Value according to the allocation percentages and requirements for the TrueBalance Model Portfolio Option you have selected currently. For more information regarding the TrueBalance program, see the “TrueBalanceSM Asset Allocation Program” section of this prospectus. However, note that the restrictions described in this section, specifically the restrictions on transfers and the requirement that all of your Contract Value be allocated to a TrueBalance Model Portfolio Option, apply to the TrueBalance program only if you have added a Withdrawal Benefit Option to your Contract.

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS

You may allocate your purchase payments to up to 54 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with each Portfolio, please refer to the prospectuses for the Funds. We will mail to you a prospectus for each Portfolio related to the Variable Sub-Accounts to which you allocate your purchase payment.

YOU SHOULD CAREFULLY CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE INVESTMENT ALTERNATIVES WHEN MAKING AN ALLOCATION TO THE VARIABLE SUB-ACCOUNTS. TO OBTAIN ANY OR ALL OF THE UNDERLYING PORTFOLIO PROSPECTUSES, PLEASE CONTACT US AT 1-866-718-9824 OR GO TO WWW.ACCESSALLSTATE.COM.

PORTFOLIO:	EACH PORTFOLIO SEEKS:	INVESTMENT ADVISER:

Fidelity VIP Contrafund(R) - Service Class 2 Sub-Account	Long-term capital appreciation

Fidelity VIP Freedom 2010 - Service Class 2 Sub-Account	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond

Fidelity VIP Freedom 2020 - Service Class 2 Sub-Account	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond

Fidelity VIP Freedom 2030 - Service Class 2 Sub-Account	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond

Fidelity VIP Freedom Income - Service Class 2 Sub-Account	High total return with a secondary objective of principal preservation	FIDELITY MANAGEMENT & RESEARCH COMPANY

Fidelity VIP Growth Stock - Service Class 2 Sub-Account	To achieve capital appreciation

45 PROSPECTUS

Fidelity VIP Index 500 - Service Class 2 Sub-Account	Investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the Standard & Poor’s 500 (SM) Index (S&P 500(R))

Fidelity VIP Mid Cap - Service Class 2 Sub-Account	Long-term growth of capital

FTVIP Franklin Growth and Income Securities - Class 2 Sub-Account	Capital appreciation with current income as a secondary goal.

FTVIP Franklin Income Securities - Class 2 Sub-Account	To maximize income while maintaining prospects for capital appreciation.	FRANKLIN ADVISERS, INC.

FTVIP Franklin Large Cap Growth Securities - Class 2 Sub-Account	Capital appreciation

FTVIP Franklin U.S. Government - Class 2 Sub-Account	Income

FTVIP Franklin Small Cap Value Securities - Class 2 Sub-Account	Long-term total return.	FRANKLIN ADVISORY SERVICES, LLC

FTVIP Mutual Shares Securities - Class 2 Sub-Account	Capital appreciation with income as a secondary goal	FRANKLIN MUTUAL ADVISERS, LLC

FTVIP Mutual Discovery Securities - Class 2 Sub-Account	Capital appreciation

FTVIP Templeton Developing Markets Securities - Class 2 Sub-Account	Long-term capital appreciation.	TEMPLETON ASSET MANAGEMENT LTD.

FTVIP Templeton Foreign Securities - Class 2 Sub-Account	Long-term capital growth.	TEMPLETON INVESTMENT COUNSEL, LLC

Lord Abbett Series - All Value Sub-Account	Long-term growth of capital and income without excessive fluctuations in market value

Lord Abbett Series - Bond-Debenture Sub-Account	High current income and the opportunity for capital appreciation to produce a high total return

Lord Abbett Series - Growth and Income Sub-Account	Long-term growth of capital and income without excessive fluctuations in market value	LORD, ABBETT & CO. LLC

Lord Abbett Series - Growth Opportunities Sub-Account	Capital appreciation

Lord Abbett Series - Mid-Cap Value Sub-Account	Capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace

Oppenheimer MidCap/VA Sub-Account	Capital appreciation by investing in ‘‘growth type’’ companies.

Oppenheimer Balanced/VA - Service Shares Sub-Account	A high total investment return, which includes current income and capital appreciation in the value of its shares.

Oppenheimer Core Bond/VA - Service Shares Sub-Account	High level of current income. As a secondary objective, the Portfolio seeks capital appreciation when consistent with its primary objective.

Oppenheimer Capital Appreciation/VA - Service Shares Sub-Account	Capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Global Securities/VA - Service Shares Sub-Account	Long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, growth-type companies, cyclical industries and special situations that are considered to have appreciation possibilities.	OPPENHEIMERFUNDS, INC.

Oppenheimer High Income/VA Sub-Account	A high level of current income from investment in high-yield fixed-income securities.

46 PROSPECTUS

Oppenheimer Main Street®/VA - Service Shares Sub-Account	High total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer Main Street Small Cap(R)/VA - Service Shares Sub-Account	Capital appreciation.

Oppenheimer Strategic Bond/VA - Service Shares Sub-Account	A high level of current income principally derived from interest on debt securities.

Putnam VT The George Putnam Fund of Boston - Class IB Sub-Account	To provide a balanced investment composed of a well diversified portfolio of value stocks and bonds, which produce both capital growth and current income.

Putnam VT Global Asset Allocation - Class IB Sub-Account	A high level of long-term total return consistent with preservation of capital.

Putnam VT Growth and Income - Class IB Sub-Account	Capital growth and current income.

Putnam VT Health Sciences - Class IB Sub-Account (1)	Capital appreciation.	PUTNAM INVESTMENT MANAGEMENT, LLC

Putnam VT High Yield - Class IB Sub-Account	High current income. Capital growth is a secondary goal when consistent with achieving high current income.

Putnam VT Income - Class IB Sub-Account	High current income consistent with what Putnam Management believes to be prudent risk.

Putnam VT International Equity - Class IB Sub-Account	Capital appreciation.

Putnam VT Investors - Class IB Sub-Account	Long-term growth of capital and any increased income that results from this growth.

Putnam VT Money Market - Class IB Sub-Account	As high a rate of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity.

Putnam VT New Opportunities - Class IB Sub-Account(1)	Long-term capital appreciation.

Putnam VT New Value - Class IB Sub-Account	Long-term capital appreciation.

Putnam VT Research - Class IB Sub-Account(1)	Capital appreciation.

Putnam VT Utilities Growth and Income - Class IB Sub-Account(1)	Capital growth and current income.

Putnam VT Vista - Class IB Sub-Account	Capital appreciation.

Putnam VT Voyager - Class IB Sub-Account	Capital appreciation.

Van Kampen LIT Aggressive Growth, Class II Sub-Account (2)	Capital growth

Van Kampen LIT Comstock, Class II Sub-Account	Capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Van Kampen LIT Strategic Growth, Class II Sub-Account	Capital appreciation.	VAN KAMPEN ASSET MANAGEMENT

Van Kampen LIT Growth and Income, Class II Sub-Account	Long-term growth of capital and income.

Van Kampen LIT Money Market, Class II Sub-Account	Protection of capital and high current income through investments in money market instruments.

47 PROSPECTUS

Van Kampen UIF Emerging Markets Debt, Class II Sub-Account	High total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

Van Kampen UIF Equity and Income, Class II Sub-Account	Capital appreciation and current income.

Van Kampen UIF Equity Growth, Class I Sub-Account & Van Kampen UIF Equity Growth, Class II Sub-Account (4)	Long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.

Van Kampen UIF Global Franchise, Class II Sub-Account	Long-term capital appreciation.	VAN KAMPEN (3)

Van Kampen UIF Mid Cap Growth, Class II Sub-Account	Long-term capital growth by investing primarily in common stocks and other equity securities.

Van Kampen UIF Small Company Growth, Class II Sub-Account	Long-term capital appreciation by investing primarily in growth-oriented equity securities of small companies.

Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account & Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account (4)	Above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.

Van Kampen UIF U.S. Real Estate, Class II Sub-Account	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences - Class IB Sub-Account, Putnam VT New Opportunities - Class IB Sub-Account, Putnam VT Research - Class IB Sub-Account and the Putnam VT Utilities Growth and Income - Class IB Sub-Account Portfolios are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-accounts that invest in the Van Kampen UIF Equity Growth, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

VARIABLE INSURANCE PORTFOLIOS MIGHT NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM SIMILARLY NAMED RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A VARIABLE INSURANCE PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF A SIMILARLY NAMED RETAIL MUTUAL FUND.

48 PROSPECTUS

TRUEBALANCESM ASSET ALLOCATION PROGRAM

As a Contract Owner, you may elect to participate in the TrueBalance asset allocation program (“TrueBalance program”) for no additional charge. Participation in the TrueBalance program may be limited if you have elected certain Contract Options impose restrictions on the investment alternatives which you may invest, such as the Income Protection Benefit Option, the TrueReturn Accumulation Benefit Option or the SureIncome Withdrawal Benefit Option. See the sections of this prospectus discussing these Options for more information.

Asset allocation is the process by which your Contract Value is invested in different asset classes in a way that matches your risk tolerance, time horizon, and investment goals. Theoretically, different asset classes tend to behave differently under various economic and market conditions. By spreading your Contract Value across a range of asset classes, you may, over time, be able to reduce the risk of investment volatility and potentially enhance returns. Asset allocation does not guarantee a profit or protect against loss in a declining market.

Your sales representative will help you determine whether participating in an asset allocation program is appropriate for you. If you decide to participate in the TrueBalance program, your sales representative may ask you to complete an investment style questionnaire to help you and your sales representative identify your investment style. Once you and your sales representative have identified your investment style, you may select one of five currently available asset allocation model portfolios, each with different levels of risk. The model portfolios represent five different investment styles: conservative, moderately conservative, moderate, moderately aggressive and aggressive. Once you select a model portfolio, your Contract Value will be allocated among the Variable Sub-Accounts according to that model portfolio. If you wish to allocate any of your Contract Value to any Variable Sub-Accounts not included in that model portfolio, or if you do not wish to allocate any of your Contract Value to any Variable Sub-Accounts included in that model portfolio, you should not elect the TrueBalance program. We recommend that you consult with your sales representative before selecting a TrueBalance model portfolio.

Allstate New York and the principal underwriter of the Contracts, Allstate Distributors, L.L.C. (“Allstate Distributors”), do not intend to provide any personalized investment advice in connection with the TrueBalance program and you should not rely on this program as providing individualized investment recommendations to you.

Allstate New York retained an independent investment management firm (“investment management firm”) to construct the TrueBalance model portfolios. The investment management firm does not provide advice to Allstate New York’s Contract Owners. Neither Allstate New York nor the investment management firm is acting for any Contract Owner as a “fiduciary” or as an “investment manager,” as such terms are defined under applicable laws and regulations relating to the Employee Retirement Income Security Act of 1974 (ERISA).

The investment management firm does not take into account any information about any Contract Owner or any Contract Owner’s assets when creating, providing or maintaining any TrueBalance model portfolio. Individual Contract Owners should ultimately rely on their own judgment and/or the judgment of a financial advisor in making their investment decisions. Neither Allstate New York nor the investment management firm is responsible for determining the suitability of the TrueBalance model portfolios for the Contract Owners’ purposes.

Each of the five model portfolios specifies an allocation among a mix of Variable Sub-Accounts that is designed to meet the investment goals of the applicable investment style. On the business day we approve your participation in the TrueBalance program, we will automatically reallocate any existing Contract Value in the Variable Sub-Accounts according to the model portfolio you selected. If any portion of your existing Contract Value is allocated to the Standard Fixed Account or MVA Fixed Account Options and you wish to allocate any portion of it to the model portfolio, you must transfer that portion to the Variable Sub-Accounts. In addition, as long as you participate in the TrueBalance program, you must allocate all of your purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) to the Fixed Account Options and/or the Variable Sub-Accounts currently offered in your model portfolio. Any purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) you allocate to the DCA Fixed Account Option will be automatically transferred, along with interest, in equal monthly installments to the Variable Sub-Accounts according to the model portfolio you selected.

We use the term “Transfer Period Account” to refer to each purchase payment allocation made to the DCA Fixed Account Option for a specified term length. For TrueBalance model portfolios selected on or after May 1, 2005, at the expiration of a Transfer Period Account any remaining amounts in the Transfer Period Account will be transferred to the Variable Sub-Account according to the percentage allocation for the model portfolio you selected.

Allstate New York may offer new or revised TrueBalance model portfolios at any time, and may retain a different investment management firm to create any such new or revised TrueBalance model portfolios. Allstate New York will not automatically reallocate your Contract Value allocated to the Variable Sub-Accounts to match any new or revised model portfolios that are offered. If you are invested in the TrueBalance model portfolio, your Morgan Stanley Financial Advisor will notify you of any

49 PROSPECTUS

new or revised TrueBalance model portfolios that may be available. If you wish to invest in accordance with a new or revised TrueBalance model portfolio, you must submit a transfer request to transfer your Contract Value in your existing TrueBalance model portfolio in accordance with the new TrueBalance model portfolio. If you do not request a transfer to a new TrueBalance model portfolio, we will continue to rebalance your Contract Value in accordance with your existing TrueBalance model portfolio. At any given time, you may only elect a TrueBalance model portfolio that is available at the time of election.

You may select only one model portfolio at a time. However, you may change your selection of model portfolio at any time, provided you select a currently available model portfolio. Each change you make in your model portfolio selection will count against the 12 transfers you can make each Contract Year without paying a transfer fee. You should consult with your sales representative before making a change to your model portfolio selection to determine whether the new model portfolio is appropriate for your needs.

Since the performance of each Variable Sub-Account may cause a shift in the percentage allocated to each Variable Sub-Account, at least once every calendar quarter we will automatically rebalance all of your Contract Value in the Variable Sub-Accounts according to your currently selected model portfolio.

Unless you notify us otherwise, any purchase payments you make after electing the TrueBalance program will be allocated to your model portfolio and/or to the Fixed Account Options according to your most recent instructions on file with us. Once you elect to participate in the TrueBalance program, you may allocate subsequent purchase payments to any of the Fixed Account Options available with your Contract and/or to any of the Variable Sub-Accounts included in your model portfolio, but only according to the allocation specifications of that model portfolio. You may not allocate subsequent purchase payments to a Variable Sub-Account that is not included in your model portfolio. Subsequent purchase payments allocated to the Variable Sub-Accounts will be automatically rebalanced at the end of the next calendar quarter according to the allocation percentages for your currently selected model portfolio.

THE FOLLOWING APPLIES TO TRUEBALANCE MODEL PORTFOLIOS SELECTED PRIOR TO MAY 1, 2005. TRUEBALANCE MODEL PORTFOLIOS SELECTED PRIOR TO MAY 1, 2005, ARE NOT AVAILABLE WITH THE TRUERETURN OPTION OR THE SUREINCOME OPTION:

For TrueBalance model portfolios selected prior to May 1, 2005, you may make transfers to any of the available investment alternatives, except the DCA Fixed Account Option. However, all of your Contract Value in the Variable Sub-Accounts will be automatically rebalanced at the end of the next calendar quarter according to the percentage allocations for your currently selected model portfolio. Transfers to investment alternatives that are not included in the model portfolio you selected may be inconsistent with the investment style you selected and with the purpose of the TrueBalance program. You should consult with your sales representative before making transfers outside the model portfolio allocations.

THE FOLLOWING APPLIES TO TRUEBALANCE MODEL PORTFOLIOS SELECTED ON OR AFTER MAY 1, 2005, WITH THE TRUERETURN OPTION OR THE SUREINCOME OPTION:

For TrueBalance model portfolios selected on or after May 1, 2005, with the TrueReturn Option or SureIncome Option, you must allocate all of your Contract Value to a TrueBalance Model Portfolio Option, and you may not choose the Variable Sub-Accounts or make transfers among the Variable Sub-Accounts in the TrueBalance Model Portfolio Option. If you choose a TrueBalance Model Portfolio Option, we will invest and periodically reallocate your Contract Value according to the allocation percentages and requirements for the TrueBalance Model Portfolio Option you selected. You may, however, elect to reallocate your entire Contract Value from one Model Portfolio Option to another Model Portfolio Option available with your Option.

If you own the TrueReturn Accumulation Benefit Option, on the Rider Maturity Date the Contract Value may be increased due to the Option. Any increase will be allocated to the Putnam VT Money Market. You may make transfers from this Variable Sub-Account to the Fixed Account Options (as allowed) or the Variable Sub-Accounts included in your model portfolio, but only according to the allocation specification of that model portfolio. All of your Contract Value in the Variable Sub-Accounts will be automatically rebalanced at the next calendar quarter according to the allocation percentages for your currently selected model portfolio.

THE FOLLOWING APPLIES TO TRUEBALANCE MODEL PORTFOLIOS SELECTED ON OR AFTER MAY 1, 2005, WITHOUT THE TRUERETURN OPTION OR THE SUREINCOME OPTION:

For TrueBalance model portfolios selected on or after May 1, 2005, without the TrueReturn or SureIncome Option, you may not make transfers from the Variable Sub-Accounts to any of the other Variable Sub-Accounts. You may make transfers, as allowed under the contract, from the Fixed Account Options to other Fixed Account Options or to the Variable Sub-Accounts included in your model portfolio, but only according to the allocation specifications of that model portfolio. You may make transfers from the Variable Sub-Accounts to any of the Fixed Account Options, except the DCA Fixed Account Option. Transfers to Fixed Account Options may be inconsistent with the investment style you selected and with the purpose of the TrueBalance program. However, all of your Contract Value in the Variable Sub-Accounts will be automatically rebalanced at the next calendar quarter according to the percentage allocations for your currently selected model portfolio. You should consult with your sales representative before making transfers.

50 PROSPECTUS

If you make a partial withdrawal from any of the Variable Sub-Accounts, your remaining Contract Value in the Variable Sub-Accounts will be automatically rebalanced at the end of the next calendar quarter according to the percentage allocations for your currently selected model portfolio. If you are participating in the Systematic Withdrawal Program when you add the TrueBalance program or change your selection of model portfolios, you may need to update your withdrawal instructions. If you have any questions, please consult your sales representative.

Your participation in the TrueBalance program is subject to the program’s terms and conditions, and you may change model portfolios or terminate your participation in the TrueBalance program at any time by notifying us in a form satisfactory to us. We reserve the right to modify or terminate the TrueBalance program at any time.

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS

You may allocate all or a portion of your purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) to the Fixed Account Options. The Fixed Account Options we offer include the DOLLAR COST AVERAGING FIXED ACCOUNT OPTION and the STANDARD FIXED ACCOUNT OPTION. We may offer additional Fixed Account Options in the future. In addition, Allstate New York may limit the availability of some Fixed Account Options. Please consult with your sales representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTION

The Dollar Cost Averaging Fixed Account Option (“DCA Fixed Account Option”) is one of the investment alternatives that you can use to establish a Dollar Cost Averaging Program, as described on page 55.

This option allows you to allocate purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) to the Fixed Account that will then automatically be transferred, along with interest, in equal monthly installments to the investment alternatives that you have selected. In the future, we may offer other installment frequencies in our discretion. Each purchase payment allocated to the DCA Fixed Account Option must be at least $100.

At the time you allocate a purchase payment to the DCA Fixed Account Option, you must specify the term length over which the transfers are to take place. We use the term “Transfer Period Account” to refer to each purchase payment allocation made to the DCA Fixed Account Option for a specified term length. You establish a new Transfer Period Account each time you allocate a purchase payment to the DCA Fixed Account Option. We currently offer term lengths from which you may select for your Transfer Period Account(s), ranging from 3 to 12 months. We may modify or eliminate the term lengths we offer in the future. Refer to Appendix A for more information.

Your purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) will earn interest while in the DCA Fixed Account Option at the interest rate in effect at the time of the allocation, depending on the term length chosen for the Transfer Period Account and the type of Contract you have. The interest rates may also differ from those available for other Fixed Account Options. The minimum interest rate associated with the DCA Fixed Account Option is based upon state requirements and the date an application to purchase a Contract is signed. This minimum interest rate will not change after Contract issue.

You must transfer all of your money, plus accumulated interest, out of a Transfer Period Account to other investment alternatives in equal monthly installments during the term of the Transfer Period Account. We reserve the right to restrict the investment alternatives available for transfers from any Transfer Period Account. You may not transfer money from the Transfer Period Account to any of the Fixed Account Options available under your Contract. The first transfer will occur on the next Valuation Date after you establish a Transfer Period Account. If we do not receive an allocation instruction from you when we receive the purchase payment, we will transfer each installment to the Putnam VT Money Market—Class IB Sub-Account until we receive a different allocation instruction. At the expiration of a Transfer Period Account any remaining amounts in the Transfer Period Account will be transferred to the Putnam VT Money Market—Class IB Sub-Account unless you request a different investment alternative. Transferring Contract Value to the Putnam VT Money Market—Class IB Sub-Account in this manner may not be consistent with the theory of dollar cost averaging described on page 55.

If you discontinue the DCA Fixed Account Option before the expiration of a Transfer Period Account, we will transfer any remaining amount in the Transfer Period Account to the Putnam VT Money Market—Class IB Sub-Account unless you request a different investment alternative.

If you have a TrueReturn Option or Withdrawal Benefit Option, at the expiration of a Transfer Period Account or if you discontinue the DCA Fixed Account Option any amounts remaining in the Transfer Period Account will

51 PROSPECTUS

be transferred according to the investment requirements applicable to the Option you selected.

You may not transfer money into the DCA Fixed Account Option or add to an existing Transfer Period Account. You may not use the Automatic Additions Program to allocate purchase payments to the DCA Fixed Account Option.

The DCA Fixed Account Option currently is not available if you have selected the ALLSTATE ADVISOR PREFERRED CONTRACT WITH NO WITHDRAWAL CHARGE OPTION.

STANDARD FIXED ACCOUNT OPTION

You may allocate purchase payments or transfer amounts into the Standard Fixed Account Option. Each such allocation establishes a “GUARANTEE PERIOD ACCOUNT” within the Standard Fixed Account Option (“Standard Fixed Guarantee Period Account”), which is defined by the date of the allocation and the length of the initial interest rate guarantee period (“GUARANTEE PERIOD”). You may not allocate a purchase payment or transfer to any existing Guarantee Period Account. Each purchase payment or transfer allocated to a Standard Fixed Guarantee Period Account must be at least $100.

At the time you allocate a purchase payment or transfer amount to the Standard Fixed Account Option, you must select the Guarantee Period for that allocation from among the available Standard Fixed Guarantee Periods. For ALLSTATE ADVISOR CONTRACTS, we currently offer Standard Fixed Guarantee Periods of 1, 3, 5 and 7 years in length. FOR ALLSTATE ADVISOR PLUS AND ALLSTATE ADVISOR PREFERRED CONTRACTS, WE CURRENTLY ARE NOT OFFERING THE STANDARD FIXED ACCOUNT OPTION. Refer to Appendix A for more information. We may offer other Guarantee Periods in the future. If you allocate a purchase payment to the Standard Fixed Account Option, but do not select a Standard Fixed Guarantee Period for the new Standard Fixed Guarantee Period Account, we will allocate the purchase payment or transfer to a new Standard Fixed Guarantee Period Account with the same Standard Fixed Guarantee Period as the Standard Fixed Guarantee Period Account of your most recent purchase payment or transfer. If we no longer offer that Standard Fixed Guarantee Period, then we will allocate the purchase payment or transfer to a new Standard Fixed Guarantee Period Account with the next shortest term currently offered. If you have not made a prior allocation to a Guarantee Period Account, then we will allocate the purchase payment or transfer to a new Standard Fixed Guarantee Period Account of the shortest Standard Fixed Guarantee Period we are offering at that time.

The amount you allocate to a Standard Fixed Guarantee Period Account will earn interest at the interest rate in effect for that Standard Fixed Guarantee Period at the time of the allocation. Interest rates may differ depending on the type of Contract you have and may also differ from those available for other Fixed Account Options. The minimum interest rate associated with the Standard Fixed Account Option is based upon state requirements and the date an application to purchase a Contract is signed. This minimum interest rate will not change after Contract issue.

In any Contract Year, the combined amount of withdrawals and transfers from a Standard Fixed Guarantee Period Account may not exceed 30% of the amount used to establish that Standard Fixed Guarantee Period Account. This limitation is waived if you withdraw your entire Contract Value. It is also waived for amounts in a Standard Fixed Guarantee Period Account during the 30 days following its renewal date (“30-DAY WINDOW”), described below, and for a single withdrawal made by your surviving spouse within one year of continuing the Contract after your death.

Amounts under the 30% limit that are not withdrawn in a Contract Year do not carry over to subsequent Contract Years.

At the end of a Standard Fixed Guarantee Period and each year thereafter, we will declare a renewal interest rate that will be guaranteed for 1 year. Subsequent renewal dates will be on the anniversaries of the first renewal date. Prior to a renewal date, we will send you a notice that will outline the options available to you. During the 30-Day Window following the expiration of a Standard Fixed Guarantee Period Account, the 30% limit for transfers and withdrawals from that Guarantee Period Account is waived and you may elect to:

•	transfer all or part of the money from the Standard Fixed Guarantee Period Account to establish a new Guarantee Period Account within the Standard Fixed Account Option or

•	transfer all or part of the money from the Standard Fixed Guarantee Period Account to other investment alternatives available at the time; or

•	withdraw all or part of the money from the Standard Fixed Guarantee Period Account. Withdrawal charges and taxes may apply.

Withdrawals taken to satisfy IRS minimum distribution rules will count against the 30% limit. The 30% limit will be waived for a Contract Year to the extent that:

•	you have already exceeded the 30% limit and you must still make a withdrawal during that Contract Year to satisfy IRS minimum distribution rules; or

•	you have not yet exceeded the 30% limit but you must make a withdrawal during that Contract Year to satisfy IRS minimum distribution rules, and such withdrawal will put you over the 30% limit.

The money in the Standard Fixed Guarantee Period Account will earn interest at the declared renewal rate from the renewal date until the date we receive notification of your election. If we receive notification of your election to make a transfer or withdrawal from a renewing Standard Fixed Guarantee Period Account on

52 PROSPECTUS

or before the renewal date, the transfer or withdrawal will be deemed to have occurred on the renewal date. If we receive notification of your election to make a transfer or withdrawal from the renewing Standard Fixed Guarantee Period Account after the renewal date, but before the expiration of the 30-Day Window, the transfer or withdrawal will be deemed to have occurred on the day we receive such notice. Any remaining balance not withdrawn or transferred from the renewing Standard Fixed Guarantee Period Account will continue to earn interest until the next renewal date at the declared renewal rate. If we do not receive notification from you within the 30-Day Window, we will assume that you have elected to renew the Standard Fixed Guarantee Period Account and the amount in the renewing Standard Fixed Guarantee Period Account will continue to earn interest at the declared renewal rate until the next renewal date, and will be subject to all restrictions of the Standard Fixed Account Option.

The Standard Fixed Account Option currently is not available with the ALLSTATE ADVISOR PLUS AND ALLSTATE ADVISOR PREFERRED CONTRACTS.

INVESTMENT ALTERNATIVES: TRANSFERS

TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may not transfer Contract Value to the DCA Fixed Account Option or add to an existing Transfer Period Account. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below.

You may make up to 12 transfers per Contract Year without charge. A transfer fee equal to 1.00% of the amount transferred applies to each transfer after the 12th transfer in any Contract Year. This fee may be changed, but in no event will it exceed $25 per transfer. Multiple transfers on a single Valuation Date are considered a single transfer for purposes of assessing the transfer fee. If you added the TrueReturn Option or a Withdrawal Benefit Option to your Contract, certain restrictions on transfers apply. See the “TrueReturnSM Accumulation Benefit Option” and “Withdrawal Benefit Options” sections of this prospectus for more information.

The minimum amount that you may transfer from the Standard Fixed Account Option or a Variable Sub-Account is $100 or the total remaining balance in the Standard Fixed Account Option or the Variable Sub-Account, if less. These limitations do not apply to the DCA Fixed Account Option. The total amount that you may transfer or withdraw from a Standard Fixed Guarantee Period Account in a Contract Year is 30% of the amount used to establish that Guarantee Period Account. See “Standard Fixed Account Option”. The minimum amount that can be transferred to the Standard Fixed Account Option is $100.

We will process transfer requests that we receive before 4:00 p.m. Eastern Time (3:00 p.m. Central Time) on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 4:00 p.m. Eastern Time (3:00 p.m. Central Time) on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to 6 months from the date we receive your request. If we decide to postpone transfers from any Fixed Account Option for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

We reserve the right to waive any transfer restrictions.

TRANSFERS DURING THE PAYOUT PHASE

During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year within each Income Plan. You may not convert any portion of your fixed income payments into variable income payments. You may not make transfers among Income Plans. You may make transfers from the variable income payments to the fixed income payments to increase the proportion of your income payments consisting of fixed income payments, unless you have selected the Income Protection Benefit Option.

TELEPHONE OR ELECTRONIC TRANSFERS

You may make transfers by telephone by calling 1-866-718-9824. The cut off time for telephone transfer requests is 4:00 p.m. Eastern Time (3:00 p. m. Central Time). In the event that the New York Stock Exchange closes early, i.e., before 4:00 p.m. Eastern Time (3:00 p.m. Central Time), or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received from you at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange. If you own the Contract with a joint Contract Owner, unless we receive contrary instructions, we will accept instructions from either you or the other Contract Owner.

We may suspend, modify or terminate the telephone transfer privilege, as well as any other electronic or automated means we previously approved, at any time without notice.

53 PROSPECTUS

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

MARKET TIMING & EXCESSIVE TRADING

The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance and adversely affect your Contract Value. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under “Trading Limitations.” Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing and excessive trading, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

TRADING LIMITATIONS

We reserve the right to limit transfers among the investment alternatives in any Contract year, require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery, or to refuse any transfer request, if:

•

we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or

•

we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

•	the total dollar amount being transferred, both in the aggregate and in the transfer request;

•

the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Variable Sub-Account in a short period of time can constitute market timing);

•

whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Variable Sub-Account underlying Portfolios that we have identified as being susceptible to market timing activities (e.g., International, High Yield, and Small Cap Variable Sub-Accounts);

•	whether the manager of the underlying Portfolio has indicated that the transfers interfere with Portfolio management or otherwise adversely impact the Portfolio; and

•	the investment objectives and/or size of the Variable Sub-Account underlying Portfolio.

We seek to apply these trading limitations uniformly. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Contract Owner has engaged in market timing or excessive trading activity, we will require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery. If we determine that a Contract Owner continues to engage in a pattern of market timing or excessive trading activity we will restrict that Contract Owner from making future additions or transfers into the impacted Variable Sub-Account(s) or will restrict that Contract Owner from making future

54 PROSPECTUS

additions or transfers into the class of Variable Sub-Account(s) if the Variable Sub-Accounts(s) involved are vulnerable to arbitrage market timing trading activity (e.g., International, High Yield, and Small Cap Variable Sub-Accounts).

In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.

SHORT TERM TRADING FEES

The underlying Portfolios are authorized by SEC regulation to adopt and impose redemption fees if a Portfolio’s Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity that can reduce or dilute the value of outstanding shares issued by the Portfolio. The Portfolio will set the parameters relating to the redemption fee and such parameters may vary by Portfolio. If a Portfolio elects to adopt and charge redemption fees, these fees will be passed on to the Contract Owner(s) responsible for the short-term transfer activity generating the fee.

We will administer and collect redemption fees in connection with transfers between the Variable Sub-Accounts and forward these fees to the Portfolio. Please consult the Portfolio’s prospectus for more complete information regarding the fees and charges associated with each Portfolio.

DOLLAR COST AVERAGING PROGRAM

Through our Dollar Cost Averaging Program, you may automatically transfer a fixed dollar amount on a regular basis from any Variable Sub-Account or any Fixed Account Option to any of the other Variable Sub-Accounts. You may not use the Dollar Cost Averaging Program to transfer amounts to the Fixed Account Options. This program is available only during the Accumulation Phase.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for instructions on how to enroll.

AUTOMATIC PORTFOLIO REBALANCING PROGRAM

Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. Money you allocate to the Fixed Account will not be included in the rebalancing.

We will rebalance your account quarterly, semi-annually, or annually. We will measure these periods according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your written or telephone request. We are not responsible for rebalancing that occurs prior to receipt of proper notice of your request.

Example:

Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Putnam VT Income Variable Sub-Account and 60% to be in the Oppenheimer MidCap Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Putnam VT Income Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings in a Contract or Contracts rebalanced quarterly, on the first day of the next quarter we would sell some of your units in the Putnam VT Income Variable Sub-Account for the appropriate Contract(s) and use the money to buy more units in the Oppenheimer MidCap Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The transfers made under the program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the Variable Sub-Accounts that performed better during the previous time period.

EXPENSES

As a Contract Owner, you will bear, directly or indirectly, the charges and expenses described below.

CONTRACT MAINTENANCE CHARGE

During the Accumulation Phase, on each Contract Anniversary, we will deduct a $30 contract maintenance

55 PROSPECTUS

charge from your assets invested in the Putnam VT Money Market Variable Sub-Account. If there are insufficient assets in that Variable Sub-Account, we will deduct the balance of the charge proportionally from the other Variable Sub-Accounts. We also will deduct this charge if you withdraw your entire Contract Value, unless your Contract qualifies for a waiver. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract Owners and regulatory agencies. We cannot increase the charge. We will waive this charge:

•	for the remaining term of the Contract once your total purchase payments to the Contract equal $50,000 or more; or

•	for a Contract Anniversary, if on that date, your entire Contract Value is allocated to the Fixed Account Options, or after the Payout Start Date, if all income payments are fixed income payments.

We also reserve the right to waive this charge if you own more than one Contract and the Contracts meet certain minimum dollar amount requirements. In addition, we reserve the right to waive this charge for all Contracts.

ADMINISTRATIVE EXPENSE CHARGE

We deduct an administrative expense charge daily at an annual rate of 0.19% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We may increase this charge for Contracts issued in the future, but in no event will it exceed 0.35%. We guarantee that after your Contract is issued we will not increase this charge for your Contract.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a mortality and expense risk charge daily from the net assets you have invested in the Variable Sub-Accounts. We assess mortality and expense risk charges during the Accumulation and Payout Phases of the Contract, except as noted below. The annual mortality and expense risk charge for the Contracts without any optional benefit are as follows:

ALLSTATE ADVISOR	1.10%
ALLSTATE ADVISOR PLUS	1.40%
ALLSTATE ADVISOR PREFERRED (5-YEAR WITHDRAWAL CHARGE OPTION)	1.40%
ALLSTATE ADVISOR PREFERRED (3-YEAR WITHDRAWAL CHARGE OPTION)	1.50%
ALLSTATE ADVISOR PREFERRED	1.60%
(NO WITHDRAWAL CHARGE OPTION)

The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will not be sufficient in the future to cover the cost of administering the Contract. The mortality and expense risk charge also helps pay for the cost of the Credit Enhancement under the ALLSTATE ADVISOR PLUS CONTRACT. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the optional benefits to compensate us for the additional risk that we accept by providing these options.

You will pay additional mortality and expense risk charges if you add any optional benefits to your Contract. The additional mortality and expense risk charge you pay will depend upon which of the options you select:

•

MAV Death Benefit Option: The current mortality and expense risk charge for this option is 0.20%. This charge may be increased, but will never exceed 0.30%. We guarantee that we will not increase the mortality and expense risk charge for this option after you have added it to your Contract. We deduct the charge for this option only during the Accumulation Phase.

•

Income Protection Benefit Option: If you select the Income Protection Option, we will deduct during the Payout Phase an additional 0.50% of the average daily net Variable Account assets supporting the variable income payments to which the Income Protection Option applies. This charge may be increased, but will never exceed 0.75% of the average daily net Variable Account assets supporting the variable income payments to which the Income Protection Option applies. We guarantee that we will not increase the mortality and expense risk charge for this option after you have added it to your Contract. The charge will be deducted only during the Payout Phase.

TRUERETURNSM ACCUMULATION BENEFIT OPTION FEE

We charge a separate annual Rider Fee for the TrueReturn Option. The current annual Rider Fee is 0.50% of the Benefit Base. We deduct the Rider Fee on each Contract Anniversary during the Rider Period or until you terminate the Option, if earlier. We reserve the right to increase the Rider Fee to up to 1.25%. We currently charge the same Rider Fee regardless of the Rider Period and Guarantee Option you select, however we reserve the right to charge different fees for different Rider Periods and Guarantee Options in the future.

56 PROSPECTUS

However, once we issue your Option, we cannot change the Rider Fee that applies to your Contract. If you elect to exercise the Rider Trade-In Option, the new Rider Fee will be based on the Rider Fee percentage applicable to a new TrueReturn Option at the time of the trade-in.

The Rider Fee is deducted only from the Variable Sub-Account(s) on a pro rata basis in the proportion that your value in each Variable Sub-Account bears to your total value in all Variable Sub-Accounts. Rider Fees will decrease the number of Accumulation Units in each Variable Sub-Account. If you terminate this Option prior to the Rider Maturity Date on a date other than a Contract Anniversary, we will deduct an entire Rider Fee from your Contract Value on the date the Option is terminated. However, if the Option is terminated due to death of the Contract Owner or Annuitant, we will not charge a Rider Fee unless the date we receive a Complete Request for Settlement of the Death Proceeds is also a Contract Anniversary. If the Option is terminated on the Payout Start Date, we will not charge a Rider Fee unless the Payout Start Date is also a Contract Anniversary. Additionally, if you elect to exercise the Rider Trade-In Option and cancel the Option on a date other than a Contract Anniversary, we will not deduct a Rider Fee on the date the Option is terminated. Refer to the “TrueReturnSM Accumulation Benefit Option” section of this prospectus for more information.

SPOUSAL PROTECTION BENEFIT(CO-ANNUITANT) OPTION FEE AND SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION FOR CUSTODIAL INDIVIDUAL RETIREMENT ACCOUNTS FEE We charge a separate annual Rider Fee for both the Spousal Protection Benefit (Co-Annuitant) Option and Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts. The current annual Rider Fee is 0.10% of the Contract Value for either Option. This applies to all new Options added on or after January 1, 2005. For Options added prior to January 1, 2005, there is no charge associated with the Options. We deduct the Rider Fee on each Contract Anniversary up to and including the date you terminate the Option. We reserve the right to increase the annual Rider Fee to up to 0.15% of the Contract Value. We reserve the right to charge different Rider Fees for new Spousal Protection Benefit (Co-Annuitant) Options and/ or new Spousal Protection Benefit (Co-Annuitant) Options for Custodial Individual Retirement Accounts we offer in the future. Once we issue your Option, we cannot change the Rider Fee that applies to your Contract.

The Rider Fee is deducted only from the Variable Sub-Account(s) on a pro-rata basis in the proportion that your value in each Variable Sub-Account bears to your total value in all Variable Sub-Accounts. Rider Fees will decrease the number of Accumulation Units in each Variable Sub-Account. If, at the time the Rider Fee is deducted, the Rider Fee exceeds the total value in all Variable Sub-Accounts, the excess of the Rider Fee over the total value in all Variable Sub-Accounts will be waived.

The first Rider Fee will be deducted on the first Contract Anniversary following the Rider Date. A Rider Fee will be deducted on each subsequent Contract Anniversary up to and including the date the Option is terminated. We will not charge a Rider Fee on the date the Option is terminated, on a date other than the Contract Anniversary, if the Option is terminated on the Payout Start Date or due to death of the Contract Owner or Annuitant.

For the first Contract Anniversary following the Rider Date, the Rider Fee is equal to the number of months from the Rider Date to the first Contract Anniversary, divided by twelve, multiplied by 0.10%, with the result multiplied by the Contract Value as of the first Contract Anniversary. For subsequent Contract Anniversaries, the Rider Fee is equal to 0.10% multiplied by the Contract Value as of that Contract Anniversary. If you terminate this Option on a date other than a Contract Anniversary, we will deduct a Rider Fee. The Rider Fee will be pro-rated to cover the period from the last Contract Anniversary to the date of termination, or if you terminate this Option during the first Benefit Year, from the Rider Date to the date of termination. The pro-rated Rider Fee will be equal to the number of full months from the Contract Anniversary to the date of termination, or if you terminate this Option during the first Contract Year after adding the Option, the number of full months from the Rider Date to the date of termination, divided by twelve, multiplied by 0.10%, with the result multiplied by the Contract Value immediately prior to the termination.

RETIREMENT INCOME GUARANTEE OPTION FEE

We discontinued offering the Retirement Income Guarantee Options as of January 1, 2004. Fees described below apply to Contract Owners who selected an Option prior to January 1, 2004. We impose a separate annual Rider Fee for RIG 1 and RIG 2. The current annual Rider Fee for RIG 1 is 0.40% of the Income Base on each Contract Anniversary. The current annual Rider Fee for RIG 2 is 0.55% of the Income Base on each Contract Anniversary. See “Retirement Income Guarantee Options” for details.

We deduct the Rider Fees only from the Variable Sub-Account(s) on a pro-rata basis. For the initial Contract Anniversary after the Rider Date, we will deduct a fee pro rated to cover the period from the Rider Date to the Contract Anniversary. In the case of a full withdrawal of the Contract Value on any date other than the Contract Anniversary, we will deduct from the amount paid upon withdrawal the Rider Fee multiplied by the appropriate Income Base immediately prior to the withdrawal pro rated to cover the period the Option was in effect during

57 PROSPECTUS

the current Contract Year. We will not deduct the Rider Fee during the Payout Phase.

WITHDRAWAL BENEFIT OPTION FEE

We charge separate annual Rider Fees for each of the SureIncome Option (the “SUREINCOME OPTION FEE”), the SureIncome Plus Option (the “SUREINCOME PLUS OPTION FEE”), and the SureIncome For Life Option (the “SUREINCOME FOR LIFE OPTION FEE”). Collectively, we refer to the SureIncome Option Fee, the SureIncome Plus Option Fee and the SureIncome For Life Option Fee as the “WITHDRAWAL BENEFIT OPTION FEES”. “WITHDRAWAL BENEFIT OPTION FEE” is used to refer to any one of the Withdrawal Benefit Option Fees.

The current annual SureIncome Option Fee is 0.50% of the Benefit Base. The current annual SureIncome Plus Option Fee and the current annual SureIncome For Life Option Fee are each 0.65% of the Benefit Base. We reserve the right to increase any Withdrawal Benefit Option Fee to up to 1.25% of the Benefit Base. We reserve the right to charge a different Withdrawal Benefit Option Fee for different Withdrawal Benefit Factors or Withdrawal Benefit Options we may offer in the future. Once we issue your Withdrawal Benefit Option, we cannot change the Withdrawal Benefit Option Fee that applies to your Contract. If applicable, if you elect to exercise the Rider Trade-In Option, the new Withdrawal Benefit Option Fee will be based on the Withdrawal Benefit Option Fee percentage applicable to a new Withdrawal Benefit Option available at the time of trade-in.

We deduct the Withdrawal Benefit Option Fees on each Contract Anniversary up to and including the date you terminate the Option. The Withdrawal Benefit Option Fees are deducted only from the Variable Sub-Account(s) on a pro-rata basis in the proportion that your Contract Value in each Variable Sub-Account bears to your total Contract Value in all Variable Sub-Accounts. The Withdrawal Benefit Option Fee will decrease the number of Accumulation Units in each Variable Sub-Account. If, at the time the Withdrawal Benefit Option Fee is deducted, the Withdrawal Benefit Option Fee exceeds the total Contract Value in all Variable Sub-Accounts, the excess of the Withdrawal Benefit Option Fee over the total Contract Value in all Variable Sub-Accounts will be waived.

The first Withdrawal Benefit Option Fee will be deducted on the first Contract Anniversary following the Rider Date. A Withdrawal Benefit Option Fee will be deducted on each subsequent Contract Anniversary up to and including the date the Withdrawal Benefit Option is terminated.

For the first Contract Anniversary following the Rider Date, the SureIncome Option Fee is equal to the number of full months from the Rider Date to the first Contract Anniversary, divided by twelve, multiplied by 0.50%, with the result multiplied by the Benefit Base on the first Contract Anniversary. For subsequent Contract Anniversaries, the SureIncome Option Fee is equal to 0.50% multiplied by the Benefit Base as of that Contract Anniversary.

For the first Contract Anniversary following the Rider Date, the SureIncome Plus Option Fee and the SureIncome For Life Option Fee are each equal to the number of full months from the Rider Date to the first Contract Anniversary, divided by twelve, multiplied by 0.65%, with the result multiplied by the Benefit Base on the first Contract Anniversary increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and decreased by withdrawals, but prior to the Benefit Base being recalculated based on the Contract Value. For subsequent Contract Anniversaries, the SureIncome Plus Option Fee and the SureIncome For Life Option Rider Fee are each equal to 0.65% multiplied by the Benefit Base on that Contract Anniversary increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and decreased by withdrawals, but prior to the Benefit Base being recalculated based on the Contract Value for any of the ten Contract Anniversaries after the Rider Date. As previously stated, we will deduct Withdrawal Benefit Option Fees on each Contract Anniversary up to and including the date you terminate the Option.

If you terminate the SureIncome Option or the SureIncome Plus Option on a date other than a Contract Anniversary, we will deduct the Withdrawal Benefit Option Fee unless the termination is on the Payout Start Date or is due to the death of the Contract Owner or Annuitant. If you terminate the SureIncome For Life Option on a date other than a Contract Anniversary, we will deduct the SureIncome For Life Option Fee unless the termination is on the Payout Start Date or is due to the death of the Contract Owner, Annuitant, or the death of the SureIncome Covered Life. The Withdrawal Benefit Option Fee will be pro-rated to cover the period from the last Contract Anniversary to the date of termination or, if you terminate the Withdrawal Benefit Option during the first Benefit Year, from the Rider Date to the date of termination. For the SureIncome Option, the pro-rated SureIncome Option Fee will be equal to the number of full months from the Contract Anniversary to the date of termination or, if you terminate the SureIncome Option during the first Benefit Year, the number of full months from the Rider Date to the date of termination, divided by twelve, multiplied by 0.50%, with the result multiplied by the Benefit Base immediately prior to the withdrawal or termination. For the SureIncome Plus Option and the SureIncome For Life Option, the pro-rated Withdrawal Benefit Option Fee will be equal to the number of full months from the Contract Anniversary to the date of termination or, if you terminate the Withdrawal Benefit Option during the first Benefit Year, the number of full months from the Rider Date to the date of termination, divided by twelve, multiplied by 0.65%, with the result multiplied by the

58 PROSPECTUS

Benefit Base immediately prior to the withdrawal or termination. The Withdrawal Benefit Option Fee will be waived during the Withdrawal Benefit Payout Phase.

TRANSFER FEE

We impose a fee upon transfers in excess of 12 during any Contract Year. The current fee is equal to 1.00% of the dollar amount transferred up to a maximum charge of $25.00 per transfer. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.

WITHDRAWAL CHARGE

We may assess a withdrawal charge from the purchase payment(s) you withdraw. The amount of the charge will depend on the number of years that have elapsed since we received the purchase payment being withdrawn. A schedule showing the withdrawal charges applicable to each Contract appears on page 13. If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower.

Withdrawals also may be subject to tax penalties or income tax. You should consult with your tax counsel or other tax advisor regarding any withdrawals.

PREFERRED WITHDRAWAL AMOUNT

You can withdraw up to the Preferred Withdrawal Amount each Contract Year without paying the withdrawal charge. The Preferred Withdrawal Amount for a Contract Year is equal to 15% of all purchase payments (excluding Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) that are subject to a withdrawal charge as of the beginning of that Contract Year, plus 15% of the purchase payments added to the Contract during the Contract Year. The withdrawal charge applicable to Contracts owned by Charitable Remainder Trusts is described below.

Purchase payments no longer subject to a withdrawal charge will not be used to determine the Preferred Withdrawal Amount for a Contract Year, nor will they be assessed a withdrawal charge, if withdrawn. The Preferred Withdrawal Amount is not available in the Payout Phase.

You may withdraw up to the Preferred Withdrawal Amount in each Contract Year it is available without paying a withdrawal charge; however, the amount withdrawn may be subject to applicable taxes. If you do not withdraw the entire Preferred Withdrawal Amount in a Contract Year, any remaining portion may not be carried forward to increase the Preferred Withdrawal Amount in a later Contract Year.

For purposes of assessing the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first as follows:

1) Purchase payments that no longer are subject to withdrawal charges;

2) Preferred Withdrawal Amount (if available);

3) Remaining purchase payments subject to withdrawal charges, beginning with the oldest purchase payment;

4) Any earnings not previously withdrawn.

However, for federal income tax purposes, earnings are considered to come out first, which means that you will pay taxes on the earnings portion of your withdrawal.

If the Contract Owner is a Charitable Remainder Trust, the Preferred Withdrawal Amount in a Contract Year is equal to the greater of:

•	The Preferred Withdrawal Amount described above; or

•	Earnings as of the beginning of the Contract Year that have not been previously withdrawn.

For purposes of assessing the withdrawal charge for a Charitable Remainder Trust-Owned Contract, we will treat withdrawals as coming from the earnings first and then the oldest purchase payments as follows:

1) Earnings not previously withdrawn;

2) Purchase payments that are no longer subject to withdrawal charges;

3) Preferred Withdrawal Amount in excess of earnings;

4) Purchase payments subject to withdrawal charges, beginning with the oldest purchase payment.

If you have selected the ALLSTATE ADVISOR PREFERRED CONTRACT WITH NO WITHDRAWAL CHARGE OPTION, there are no withdrawal charges applicable and, therefore, no Preferred Withdrawal Amount. Amounts withdrawn may be subject to applicable taxes.

ALL CONTRACTS We do not apply a withdrawal charge in the following situations:

•	the death of the Contract Owner or Annuitant (unless the Settlement Value is used);

•	withdrawals taken to satisfy IRS minimum distribution rules for the Contract; or

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts, and to help defray the cost of the Credit Enhancement for the ALLSTATE ADVISOR PLUS CONTRACTS. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, or the cost of the Credit Enhancement, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals taken prior to the Payout Start Date are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally

59 PROSPECTUS

all withdrawals are treated as distributions of earnings. Withdrawals on earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal tax penalty. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

PREMIUM TAXES

Currently, we do not make deductions for premium taxes under the Contracts because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from purchase payments or the Contract Value when the tax is incurred or at a later time.

DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES

We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the “Taxes” section of this prospectus.

OTHER EXPENSES

Each Portfolio deducts management fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolio whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the prospectuses for the Portfolios. For a summary of Portfolio annual expenses, see page 15. Allstate New York or the principal underwriter of the Contracts, Allstate Distributors, may receive compensation from the Portfolios’ investment adviser, distributor, or their affiliates for administrative, distribution (12b-1), or other services Allstate Distributors or we provide to the Portfolios.

ACCESS TO YOUR MONEY

WITHDRAWALS

You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See “Income Plans” on page 61.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our customer service center, less any applicable withdrawal charges, income tax withholding, penalty tax, contract maintenance charge, Rider Fee, and any premium taxes. Our customer service center address appears on page 1 of this prospectus. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances. You can withdraw money from the Variable Account or the Fixed Account Option(s) available under your Contract. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable charges, fees and taxes.

Currently, we do not make deductions for premium taxes under the Contracts because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from purchase payments or the Contract Value when the tax is incurred or at a later time.

You must name the investment alternative from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored.

In general, you must withdraw at least $50 at a time.

Withdrawals from the Standard Fixed Account Option may be subject to a restriction. See “Standard Fixed Account Options” on page 52.

Withdrawals taken prior to the Payout Start Date are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal penalty tax. If any withdrawal reduces your Contract Value to less than $1,000, and no purchase payments have been received for 3 years, we will treat the request as a withdrawal of the entire Contract Value unless a Withdrawal Benefit Option is currently attached to your Contract. See “Withdrawal Benefit Options” for more information. If you request a total withdrawal, we may require that you return your Contract to us. Your Contract will terminate if you withdraw all of your Contract Value, subject to certain exceptions if a Withdrawal Benefit Option is currently attached to your Contract. See “Withdrawal Benefit Options” for more details. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawal and other charges and taxes.

POSTPONEMENT OF PAYMENTS

We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted,

60 PROSPECTUS

2. An emergency exists as defined by the SEC, or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Option(s) available under your Contract for up to 6 months or shorter period if required by law. If we delay payment or transfer for 10 days or more, we will pay interest as required by law.

SYSTEMATIC WITHDRAWAL PROGRAM

You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. Please consult your sales representative or call us at 1-866-718-9824 for more information.

Any systematic withdrawal programs based upon IRS minimum distribution requirements may be modified to ensure guarantees under any Withdrawal Benefit Option currently attached to your Contract are not impacted by the withdrawals. Withdrawals made outside of any systematic withdrawal program based upon IRS minimum distribution requirements may impact the guarantees provided under any Withdrawal Benefit Option currently attached to your Contract.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. At our discretion, we may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

MINIMUM CONTRACT VALUE

If your request for a partial withdrawal would reduce your Contract Value to less than $1,000, and no purchase payment have been received for 3 years, we may treat it as a request to withdraw your entire Contract Value unless a Withdrawal Benefit Option is currently attached to your Contract. See “Withdrawal Benefit Options” above for more information. Your Contract will terminate if you withdraw all of your Contract Value. Before terminating any Contract whose value has been reduced by withdrawals to less than $1,000, we would inform you in writing of our intention to terminate your Contract and give you at least 30 days in which to make an additional purchase payment to restore your Contract’s value to the contractual minimum of $1,000. If we terminate your Contract, we will distribute to you its Contract Value less withdrawal and other charges and applicable taxes.

INCOME PAYMENTS

PAYOUT START DATE

The Payout Start Date is the day that we apply your Contract Value less applicable taxes to an Income Plan. The first income payment must occur at least 30 days after the Issue Date. The Payout Start Date may be no earlier than the first Contract Anniversary and no later than:

•	the Annuitant’s 90th birthday, or

•	the 10th Contract Anniversary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS

An “Income Plan” is a series of payments made on a scheduled basis to you or to another person designated by you. You may select more than one Income Plan. If you choose more than one Income Plan, you must specify what proportions of your Contract Value and less any applicable taxes, should be allocated to each such Income Plan. For tax reporting purposes, your cost basis and any gain on the Contract will be allocated proportionally to each Income Plan you select based on the proportion of your Contract Value applied to each such Income Plan. We reserve the right to limit the number of Income Plans that you may select. If you choose to add the Income Protection Benefit Option, certain restrictions may apply as described under “Income Protection Benefit Option,” below. If we do not receive a written selection of an Income Plan from you at least 30 days before the Payout Start Date, we will make income payments in accordance with Income Plan 1 with a Guaranteed Payment Period of 10 years. If any Contract Owner dies during the Payout Phase, the new Contract Owner will be the surviving Contract Owner. If there is no surviving Contract Owner, the new Contract Owner will be the Beneficiary(ies) as described in the “Beneficiary” section of this prospectus. Any remaining income payments will be paid to the new Contract Owner as scheduled. Income payments to Beneficiaries may be subject to restrictions established by the Contract Owner. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Currently seven Income Plans are available. Depending on the Income Plan(s) you choose, you may receive:

•	fixed income payments;

•	variable income payments; or

•	a combination of the two.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of

61 PROSPECTUS

your investment in the Contract, which is also called the “basis.” Once the basis in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 591/2, may be subject to an additional 10% federal tax penalty.

The seven Income Plans are:

INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED NUMBER OF PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies in the Payout Phase, we will continue to pay income payments until the guaranteed number of payments has been paid. The number of months guaranteed (“Guaranteed Payment Period”) may range from 0 to 360 months. If the Annuitant is age 90 or older as of the Payout Start Date, the Guaranteed Payment Period may range from 60 to 360 months.

INCOME PLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED NUMBER OF PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant, named at the time the Income Plan was selected, lives. If both the Annuitant and joint Annuitant die in the Payout Phase, we will continue to pay the income payments until the guaranteed number of payments has been paid. The Guaranteed Payment Period may range from 0 to 360 months. If either the Annuitant or joint Annuitant is age 90 or older as of the Payout Start Date, the Guaranteed Payment Period may range from 60 to 360 months. You may elect a reduced survivor plan of 50%, 66% or 75% of the payment amount. If you do not elect a reduced survivor amount, the payments will remain at 100%. If you elect a reduced survivor payment plan, the amount of each income payment initially will be higher but a reduction will take place at the later of 1) the death of an Annuitant; or 2) at the end of the guaranteed payment period.

INCOME PLAN 3 - GUARANTEED NUMBER OF PAYMENTS. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant’s life. The shortest number of months guaranteed is 60 (120 if the Payout Start Date occurs prior to the third Contract Anniversary). The longest number of months guaranteed is 360 or the number of months between the Payout Start Date and the date that the Annuitant reaches age 100, if greater. In no event may the number of months guaranteed exceed 600. We will deduct the mortality and expense risk charge from the assets of the Variable Sub-Account supporting this Income Plan even though we may not bear any mortality risk. You may make withdrawals, change the length of the guaranteed payment period, or change the frequency of income payments under Income Plan 3. See “Modifying Payments” and “Payout Withdrawals” below for more details.

INCOME PLAN 4 - LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the death of the Annuitant. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Payments under this plan are available only as fixed income payments.

INCOME PLAN 5 - JOINT LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the deaths of both the Annuitant and joint Annuitant. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments.

INCOME PLAN 6 - LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of: (1) the death of the Annuitant; or (2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Payments under this plan are available only as fixed income payments.

INCOME PLAN 7 - JOINT LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of: (1) the deaths of both the Annuitant and joint Annuitant; or (2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments.

If you choose an Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is alive before we make each payment. Please note that under Income Plans 1 and 2, if you do not select a Guaranteed Payment Period, it is possible that the payee could receive only one income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only two income payments if they die before the third income payment, and so on.

The length of any Guaranteed Payment Period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer Guarantee Payment Periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no

62 PROSPECTUS

guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a specified Guaranteed Payment Period.

MODIFYING PAYMENTS

After the Payout Start Date, you may make the following changes under Income Plan 3:

•

You may request to modify the length of the Guaranteed Payment Period. If you elect to change the length of the Guaranteed Payment Period, the new Guaranteed Payment Period must be within the original minimum and maximum period you would have been permitted to select on the Payout Start Date. However, the maximum payment period permitted will be shortened by the period elapsed since the original Guaranteed Payment Period began. If you change the length of your Guaranteed Payment Period, we will compute the present value of your remaining payments, using the same assumptions we would use if you were terminating the income payments, as described in Payout Withdrawal. We will then adjust the remaining payments to equal what that value would support based on those same assumptions and based on the revised Guaranteed Payment Period.

•	You may request to change the frequency of your payments.

We currently allow you to make the changes described above once each Contract Year; on that single occasion you may make either change alone, or both simultaneously. We reserve the right to change this practice at any time without prior notice.

Changes to either the frequency of payments or length of the Guaranteed Payment Period will result in a change to the payment amount and may change the amount of each payment that is taxable to you.

Modifying payments of this Contract may not be allowed under Qualified Plans. In order to satisfy required minimum distributions (“RMD”) under current Treasury regulations, once income payments have begun over a Guaranteed Payment Period, the Guaranteed Payment Period may not be changed even if the new period is shorter than the maximum permitted. Please consult with a competent tax advisor prior to making a request to modify payments if your Contract is subject to RMD requirements.

You may make only one change per 365 day period - either the length of the Guaranteed Payment Period or the frequency of payments - but not both, unless made at the same time. Any change to either the frequency of payments or length of a Guaranteed Payment Period will take effect on the next payment date after we accept the requested change.

PAYOUT WITHDRAWAL

You may terminate all or a portion of the income payments being made under Income Plan 3 at any time and withdraw their present value (“withdrawal value”), subject to a Payout Withdrawal Charge, by writing to us (“Payout Withdrawal”). For variable income payments, the withdrawal value is equal to the present value of the variable income payments being terminated, calculated using a discount rate equal to the assumed investment rate that was used in determining the initial variable payment. For fixed income payments, the withdrawal value is equal to the present value of the fixed income payments being terminated, calculated using a discount rate equal to the interest rate used to calculate the fixed income payments on the Payout Start Date.

A Payout Withdrawal must be at least $50. If any Payout Withdrawal reduces the value of the remaining income payments to an amount not sufficient to provide an initial payment of at least $20, we reserve the right to terminate the Contract and pay you the present value of the remaining income payments in a lump sum. If you withdraw the entire value of the remaining income payments, the Contract will terminate.

You must specify the investment alternative(s) from which you wish to make a Payout Withdrawal. If you withdraw a portion of the value of your remaining income payments, the payment period will remain unchanged and your remaining payment amounts will be reduced proportionately.

PAYOUT WITHDRAWAL CHARGE

To determine the Payout Withdrawal Charge, we assume that purchase payments are withdrawn first, beginning with the oldest payment. When an amount equal to all purchase payments has been withdrawn, additional withdrawals will not be assessed a Payout Withdrawal Charge.

Payout Withdrawals will be subject to a Payout Withdrawal Charge for each Contract as follows:

	Number of Complete Years Since We Received the Purchase Payment Being Withdrawn/Applicable Charge:
Contract:	0	1	2	3	4	5	6	7	8+
Allstate Advisor	7%	7%	6%	5%	4%	3%	2%	0%	0%
Allstate Advisor Plus	8.5%	8.5%	8.5%	7.5%	6.5%	5.5%	4%	2.5%	0%
Allstate Advisor Preferred with:
5-Year Withdrawal Charge Option	7%	6%	5%	4%	3%	0%

63 PROSPECTUS

3-Year Withdrawal Charge Option	7%	6%	5%	0%
No Withdrawal Charge Option	None

ADDITIONAL INFORMATION. We may make other Income Plans available. You may obtain information about them by writing or calling us. On the Payout Start Date, you must specify the portion of the Contract Value to be applied to variable income payments and the portion to be applied to fixed income payments. For the portion of your Contract Value to be applied to variable income payments, you must also specify the Variable Sub-Accounts on which to base the variable income payments as well as the allocation among those Variable Sub-Accounts. If you do not choose how the Contract Value is to be applied, then the portion of the Contract Value in the Variable Account on the Payout Start Date will be applied to variable income payments, according to the Variable Sub-Account allocations as of the Payout Start Date, and the remainder of the Contract Value will be applied to fixed income payments.

We will apply your Contract Value, less applicable taxes, to your Income Plan(s) on the Payout Start Date. We can make income payments in monthly, quarterly, semi-annual or annual installments, as you select. If the Contract Owner has not made any purchase payments for at least 3 years, and the Contract Value is less than $2,000 when it is applied to the Income Plan(s) you choose, or not enough to provide an initial payment of at least $20 when it is applied to the Income Plan(s) you choose, and state law permits, we may:

•	terminate the Contract and pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

•	reduce the frequency of your payments so that each payment will be at least $20.

VARIABLE INCOME PAYMENTS

The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) company mortality experience or (b) the amount of our administration expenses.

Currently, we do not make deductions for premium taxes under the Contracts because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from purchase payments or the Contract Value when the tax is incurred or at a later time.

We cannot predict the total amount of your variable income payments, which may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios; and (b) under some of the Income Plans, we make income payments only so long as an Annuitant is alive or any applicable Guaranteed Payment Period has not yet expired.

In calculating the amount of the periodic payments in the annuity tables in the Contracts, we used an assumed investment rate (“AIR”, also known as benchmark rate) of 3%. Currently, for the ALLSTATE ADVISOR CONTRACTS you may choose either a 5% or 3% AIR per year. If you select the Income Protection Benefit Option, however, the 3% AIR must apply. Currently, if you do not choose one, the 5% AIR will automatically apply. For ALLSTATE ADVISOR PLUS CONTRACTS and ALLSTATE ADVISOR PREFERRED CONTRACTS, only the 3% AIR is available. You may not change the AIR after you have selected an Income Plan.

We reserve the right to offer other assumed investment rates. If the actual net investment return of the Variable Sub-Accounts you choose is less than the AIR, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the AIR. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. With a higher AIR, your initial income payment will be larger than with a lower AIR. While income payments continue to be made, however, this disparity will become smaller and, if the payments have continued long enough, each payment will be smaller than if you had initially chosen a lower AIR.

Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

You may also elect a variable income payment stream consisting of level monthly, quarterly or semi-annual payments. If you elect to receive level monthly, quarterly or semi-annual payments, the payments must be recalculated annually. You may only elect to receive level payments at or before the Payout Start Date. If you have elected level payments for an Income Plan(s), you may not make any variable to fixed payment transfers within such Income Plan(s). We will determine the amount of each annual payment as described above, place this amount in our general account, and then distribute it in level monthly, quarterly or semi-annual payments. The sum of the level payments will exceed the annual calculated amount because of an interest rate factor we use, which may vary from year to year but will not be less than 2.0% per year. We do not allow withdrawals of the annual amount unless you make a full or partial withdrawal request of the value of the remaining payments under Income Plan 3. Withdrawals will be

64 PROSPECTUS

assessed a Payout Withdrawal Charge, if applicable. If the Annuitant dies while you are receiving level payments, you will not be entitled to receive any remaining level payments for that year (unless the Annuitant dies before the end of the Guaranteed Payment Period). For example, if you have selected Income Plan 1 with no Guaranteed Payment Period and the Annuitant dies during the year, the Beneficiary will not be entitled to receive the remaining level payments for that year.

INCOME PROTECTION BENEFIT OPTION

We offer an Income Protection Benefit Option, which may be added to your Contract on the Payout Start Date for an additional mortality and expense risk charge if you have selected variable income payments subject to the following conditions:

•	The Annuitant and joint Annuitant, if applicable, must be age 75 or younger on the Payout Start Date.

•	You must choose Income Plan 1 or 2, and the Guaranteed Payment Period must be for at least 120 months, unless the Internal Revenue Service requires a different payment period.

•	You may apply the Income Protection Benefit Option to more than one Income Plan.

•	The AIR must be 3% for the Income Plan(s) to which you wish to apply this benefit.

•	You may only add the Income Protection Benefit Option on the Payout Start Date and, once added, the option cannot be cancelled.

•	You may not add the Income Protection Benefit Option without our prior approval if your Contract Value is greater than $1,000,000 at the time you choose to add the Income Protection Benefit Option.

•	You may not convert variable income payments to fixed income payments.

If you select the Income Protection Benefit Option, we guarantee that your variable income payments under each of the Income Plans to which the option is applied will never be less that 85% of the initial variable amount income value (“Income Protection Benefit”), as calculated on the Payout Start Date under such Income Plans, unless you have elected a reduced survivor payment plan under Income Plan 2. If you have elected a reduced survivor payment plan, we guarantee that your variable income payments to which the option is applied will never be less than 85% of the initial variable amount income value prior to the later of 1) the death of an Annuitant; or 2) the end of the guaranteed payment period. On or after the later of these events, we guarantee that your variable income payments will never be less than 85% of the initial variable amount income value multiplied by the percentage you elected for your reduced survivor plan. See Appendix B for numerical examples that illustrate how the Income Protection Benefit is calculated.

If you add the Income Protection Benefit Option to your Contract, the mortality and expense risk charge during the Payout Phase will be increased. The charge for the Income Protection Benefit Option will apply only to the Income Plan(s) to which the Option has been applied. Currently, the charge for this option is 0.50% of the average daily net Variable Account assets supporting the variable income payments to which the Income Protection Benefit Option applies. We may change the amount we charge, but it will not exceed 0.75% of the average daily net Variable Account assets supporting the variable income payments to which the Income Protection Benefit Option applies. Once the option is issued, we will not increase what we charge you for the benefit.

In order to ensure that we achieve adequate investment diversification (“INCOME PROTECTION DIVERSIFICATION REQUIREMENT”), we reserve the right, in our sole discretion, to impose limitations on the investment alternatives in which you may invest during the Payout Phase with respect to the assets supporting the variable income payments to which the Income Protection Benefit Option applies. These limitations may include, but are not limited to, maximum investment limits on certain Variable Sub-Accounts, exclusion of certain Variable Sub-Accounts, required minimum allocations to certain Variable Sub-Accounts, and/or the required use of Automatic Portfolio Rebalancing.

To achieve our Income Protection Diversification Requirement, we have divided the Variable Sub-Accounts into three separate categories: “unrestricted,” “restricted” and “excluded.” Currently, we require that you allocate between 30% to 100% of the assets supporting your variable income payments to the unrestricted Variable Sub-Accounts in any manner you choose. You may allocate up to 70% of the assets supporting your variable income payments to the restricted Variable Sub-Accounts. You may not, however, allocate more than 20% of the assets supporting your variable income payments to any one of the restricted Variable Sub-Accounts. You may not allocate ANY PORTION of the assets supporting your variable income payments to the excluded Variable Sub-Accounts.

We believe the Income Protection Benefit Option complies with Individual Retirement Annuity (IRA) requirements regarding enhanced benefits. We are filing the Income Protection Benefit Option for prototype approval with the IRS.

In the following three tables, we list our current Income Protection Diversification Requirement:

UNRESTRICTED VARIABLE SUB-ACCOUNTS. There is no limit to the amount of assets supporting your variable income payments that you may allocate to any one or more of the following Variable Sub-Accounts. Currently, we require that you allocate AT LEAST 30% of the assets supporting your variable income payments to this category.

65 PROSPECTUS

Fidelity VIP Freedom Income - Service Class 2 Sub-Account

FTVIP Franklin U.S. Government - Class 2 Sub-Account

Oppenheimer Core Bond/VA - Service Shares Sub-Account

Oppenheimer Strategic Bond/VA - Service Shares Sub-Account

Putnam VT Income - Class IB Sub-Account

Putnam VT Money Market - Class IB Sub-Account

Van Kampen LIT Money Market, Class II Sub-Account

RESTRICTED VARIABLE SUB-ACCOUNTS. You may allocate up to 70% of the amount of assets supporting your variable income payments to the following Variable Sub-Accounts. Currently, you may not allocate more than 20% of the amount of assets supporting your variable income payments to any one of the restricted Variable Sub-Accounts.

Fidelity VIP Freedom 2010 - Service Class 2 Sub-Account

Fidelity VIP Freedom 2020 - Service Class 2 Sub-Account

Fidelity VIP Freedom 2030 - Service Class 2 Sub-Account

Fidelity VIP Contrafund(R) - Service Class 2 Sub-Account

Fidelity VIP Index 500 - Service Class 2 Sub-Account

Fidelity VIP Mid Cap - Service Class 2 Sub-Account

FTVIP Franklin Growth and Income Securities - Class 2 Sub-Account

FTVIP Franklin Income Securities - Class 2 Sub-Account

FTVIP Franklin Large Cap Growth Securities - Class 2 Sub-Account

FTVIP Mutual Discovery Securities - Class 2 Sub-Account

FTVIP Franklin Small Cap Value Securities - Class 2 Sub-Account

FTVIP Mutual Shares Securities - Class 2 Sub-Account

FTVIP Templeton Foreign Securities - Class 2 Sub-Account

Lord Abbett Series - All Value Sub-Account

Lord Abbett Series - Bond-Debenture Sub-Account

Lord Abbett Series - Growth and Income Sub-Account

Lord Abbett Series - Growth Opportunities Sub-Account

Lord Abbett Series - Mid-Cap Value Sub-Account

Oppenheimer Balanced/VA - Service Shares Sub-Account

Oppenheimer Capital Appreciation/VA - Service Shares Sub-Account

Oppenheimer Global Securities/VA - Service Shares Sub-Account

Oppenheimer High Income/VA - Service Shares Sub-Account

Oppenheimer Main Street(R)/VA - Service Shares Sub-Account

Oppenheimer Main Street Small Cap(R)/VA - Service Shares Sub-Account

Putnam VT Global Asset Allocation - Class IB Sub-Account

Putnam VT Growth and Income - Class IB Sub-Account

Putnam VT High Yield - Class IB Sub-Account

Putnam VT International Equity - Class IB Sub-Account

Putnam VT Investors - Class IB Sub-Account

Putnam VT New Value - Class IB Sub-Account

Putnam VT Research - Class IB Sub-Account(4)

Putnam VT The George Putnam Fund of Boston - Class IB Sub-Account

Putnam VT Utilities Growth and Income - Class IB Sub-Account (4)

Putnam VT Voyager - Class IB Sub-Account

Van Kampen LIT Comstock, Class II Sub-Account

Van Kampen LIT Growth and Income, Class II Sub-Account

Van Kampen UIF Equity and Income, Class II Sub-Account (3)

Van Kampen UIF Equity Growth, Class I Sub-Account (3)

Van Kampen UIF Equity Growth, Class II Sub-Account (1)(3)

Van Kampen UIF Global Franchise, Class II Sub-Account (3)

Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account (3)

Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account (1)(3)

66 PROSPECTUS

Van Kampen UIF U.S. Real Estate, Class II Sub-Account (3)

EXCLUDED VARIABLE SUB-ACCOUNTS. Currently, none of the following Variable Sub-Accounts are available to support variable income payments.

Fidelity VIP Growth Stock - Service Class 2 Sub-Account

FTVIP Templeton Developing Markets Securities - Class 2 Sub-Account

Oppenheimer MidCap/VA - Service Shares Sub-Account

Putnam VT Health Sciences - Class IB Sub-Account (4)

Putnam VT New Opportunities - Class IB Sub-Account (4)

Putnam VT Vista - Class IB Sub-Account

Van Kampen LIT Aggressive Growth, Class II Sub-Account (2)

Van Kampen LIT Strategic Growth, Class II Sub-Account

Van Kampen UIF Emerging Markets Debt, Class II Sub-Account (3)

Van Kampen UIF Mid Cap Growth, Class II Sub-Account (3)

Van Kampen UIF Small Company Growth, Class II Sub-Account (3)

(1)

Van Kampen UIF Equity Growth, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of the Contracts issued prior to May 1, 2004, may only invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II was closed to new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio, you may continue your investment.*

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

Effective October 1, 2004, the Putnam VT Health Sciences - Class IB Sub-Account, Putnam VT New Opportunities - Class IB Sub-Account, Putnam VT Research - Class IB Sub-Account, and the Putnam VT Utilities Growth and Income - Class IB Sub-Account closed to new investments.*

*

AS NOTED ABOVE, CERTAIN VARIABLE SUB-ACCOUNTS ARE CLOSED TO NEW INVESTMENTS. IF YOU INVESTED IN THESE VARIABLE SUB-ACCOUNTS PRIOR TO THE EFFECTIVE CLOSE DATE, YOU MAY CONTINUE YOUR INVESTMENTS. IF YOU CHOOSE TO ADD THE INCOME PROTECTION BENEFIT OPTION ON OR AFTER THE EFFECTIVE CLOSE DATE, YOU MUST TRANSFER ANY PORTION OF YOUR CONTRACT VALUE THAT IS ALLOCATED TO THESE VARIABLE SUB-ACCOUNTS TO ANY OF THE REMAINING VARIABLE SUB-ACCOUNTS AVAILABLE WITH THE INCOME PROTECTION BENEFIT OPTION PRIOR TO ADDING IT TO YOUR CONTRACT.

You must use quarterly Automatic Portfolio Rebalancing to meet our Income Protection Diversification Requirement. On the date of each rebalancing, we will reallocate the amount of the assets supporting your variable income payments according to the rebalancing percentages you have selected, subject to the then current restrictions and exclusions in effect. We expect that the restrictions and exclusions for each category will change from time to time. Any change in these restrictions and exclusions will become effective no later than the next regularly scheduled rebalancing of your Variable Sub-Account choices on or immediately after the date of change.

The Income Protection Diversification Requirement is based on a model. We may use a model developed and maintained by us or we may elect to use a model developed or provided by an independent third party. We will notify you at least 30 days before we make any change to our Income Protection Diversification Requirement.

We may determine which Variable Sub-Accounts are eligible for each category or we may elect to follow the recommendations of an independent third party. We may at any time make new determinations as to which Variable Sub-Accounts are unrestricted, restricted or excluded. We may do so for a variety of reasons including, but not limited to, a change in the investment objectives or policies of a Portfolio, or the failure, in our sole determination, of such Portfolio to invest in accordance with its stated investment objective or policies.

Transfers made for purposes of meeting the Income Protection Diversification Requirement will not count towards the number of free transfers you may make each Contract Year. See “Investment Alternatives: Transfers,” above, for additional information.

We believe the TrueReturn Option complies with Individual Retirement Annuity (IRA) requirements regarding enhanced benefits. We are filing the TrueReturn Option for prototype approval with the IRS.

FIXED INCOME PAYMENTS

We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. The guaranteed income payment amounts will change if the frequency of payments or the length of the payment period changes.

67 PROSPECTUS

We calculate the fixed income payments by applying the portion of the Contract Value you specify, less applicable taxes, to fixed income payments, to the greater of (a) the appropriate income payment factor for the selected Income Plan from the Income Payment Table in your Contract or (b) such other income payment factor as we are offering on the Payout Start Date.

We may defer your request to make a withdrawal from fixed income payments for a period of up to 6 months or whatever shorter time state law may require. If we defer payments for 10 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

RETIREMENT INCOME GUARANTEE OPTIONS Effective January 1, 2004, we ceased offering the Retirement Income Guarantee Options (“RIG 1” and “RIG 2”). If you added a Retirement Income Guarantee Option to your Contract prior to January 1, 2004, your Option will continue to apply to your Contract. Also, effective January 1, 2004, we discontinued the Trade-In Program. If you previously elected a RIG Option, you may cancel your RIG 1 or RIG 2 Option during the 60-day period following your next 3rd Contract Anniversary after January 1, 2004. If you do not cancel the Option during this 60-day period, you will not be permitted to cancel it later. Please check with your sales representative for details.

The following describes the Retirement Income Guarantee Options for Contract Owners who elected the Option prior to January 1, 2004.

RIG 1 provides a benefit that is based on a guaranteed interest accumulation. RIG 2 provides a benefit that is based on the greater of a guaranteed interest accumulation or a maximum anniversary value. Each option is described in more detail below.

We refer to the issue date of the option as the “RIDER DATE.” You may add only one Retirement Income Guarantee Option to your Contract. The oldest Contract Owner and oldest Annuitant must be age 75 or younger on the Rider Application Date. Once you add a rider to your Contract, it may not be cancelled except during the 60-day period following the next 3RD Contract Anniversary after January 1, 2004, as described above.

WE RESERVE THE RIGHT TO IMPOSE LIMITATIONS ON THE INVESTMENT ALTERNATIVES IN WHICH YOU MAY INVEST AS A CONDITION OF THESE OPTIONS. THESE RESTRICTIONS MAY INCLUDE, BUT ARE NOT LIMITED TO, MAXIMUM INVESTMENT LIMITS ON CERTAIN INVESTMENT ALTERNATIVES, EXCLUSION OF CERTAIN INVESTMENT ALTERNATIVES, REQUIRED MINIMUM ALLOCATIONS TO CERTAIN VARIABLE SUB-ACCOUNTS AND/OR THE REQUIRED USE OF AUTOMATIC PORTFOLIO REBALANCING. CURRENTLY, NO SUCH RESTRICTIONS ARE BEING IMPOSED.

For each option, an “INCOME BASE” is calculated, which is used only for the purpose of calculating the “GUARANTEED RETIREMENT INCOME BENEFIT” and the appropriate “RIDER FEE,” all defined below. The Income Base does not provide a Contract Value or guarantee performance of any investment option. The Income Base for RIG 1 and RIG 2 are described in more detail below.

You may apply the Income Base less applicable taxes to an Income Plan on the Payout Start Date and receive the Guaranteed Retirement Income Benefit if all of the following conditions are satisfied:

•	The Payout Start Date must be on or after the 10th Contract Anniversary of the Rider Date.

•	The Payout Start Date must occur during the 30-day period following a Contract Anniversary.

•	The oldest Annuitant must be age 90 or younger as of the Payout Start Date.

•	You must select Fixed Amount Income Payments only.

•	You must select Income Plan 1 or 2, with a Guaranteed Payment Period of at least:

•	120 months, if the youngest Annuitant is age 80 or younger as of the Payout Start Date; or

•	60 months, if the youngest Annuitant is older than age 80 as of the Payout Start Date.

The “GUARANTEED RETIREMENT INCOME BENEFIT” is determined by applying the Income Base, less any applicable taxes, to the appropriate monthly income payment factor shown in the Income Payment Tables in your Contract for the selected Income Plan.

If a different payment frequency (quarterly, semi-annual, or annual) or different Income Plan is selected , an income payment factor for the selected payment frequency and Income Plan is determined on the same mortality and interest rate basis as the Income Payment Tables shown in your Contract.

On the Payout Start Date, the income payments for the selected Income Plan will be the greater of:

•	The Guaranteed Retirement Income Benefit; or

•

For fixed income payments, the Contract Value, less any applicable taxes is applied to the greater of: the appropriate income payment factor for the selected Income Plan from the income payment tables in your Contract, or an income payment factor for the selected Income Plan that we are offering on the Payout Start Date.

We assess an annual Rider Fee if you selected one of the Retirement Income Guarantee Options. The Rider Fee is deducted on each Contract Anniversary on a pro rata basis from each of the Variable Sub-Accounts in which your Contract Value is invested on that date. The Rider Fee will decrease the number of Accumulation Units in each Variable Sub-Account. The Rider Fee is deducted only during the Accumulation Phase of the Contract. For the first Contract Anniversary following the Rider Date, the Rider Fee will be prorated to cover the period between the Rider Date and the first Contract Anniversary after the Rider Date. In the case of a full

68 PROSPECTUS

withdrawal of the Contract Value, the Rider Fee is prorated to cover the period between the Contract Anniversary immediately prior to the withdrawal and the date of the withdrawal.

The Rider Fee for RIG 1 is 0.40% of the Income Base on each Contract Anniversary. The Rider Fee for the RIG 2 is 0.55% of the Income Base on each Contract Anniversary.

These options will terminate and the corresponding Rider Fee will cease on the earliest of the following to occur:

•	The date the Contract is terminated;

•

If the Contract is not continued in the Accumulation Phase under either the Death of Owner or Death of Annuitant provisions of the Contract. The option will terminate on the date we determine the Death Proceeds;

•	The Payout Start Date; or

•

You elect to cancel your RIG 1 or RIG 2 Option during the 60-day period following the next 3RD Contract Anniversary after January 1, 2004 (since we discontinued offering the Trade-In Program as of that date).

Otherwise, the options may not be terminated or cancelled.

We believe the TrueReturn Option complies with Individual Retirement Annuity (IRA) requirements regarding enhanced benefits. We are filing the TrueReturn Option for prototype approval with the IRS.

CALCULATION OF INCOME BASE.

On the Rider Date, the “RIG 1 INCOME BASE” is equal to the Contract Value. The RIG 1 Income Base, plus purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made after the Rider Date and less RIG 1 withdrawal adjustments for withdrawals made after the Rider Date, will accumulate interest on a daily basis at a rate equivalent to 5% per year, subject to the “CAP” defined below. This accumulation will continue until the first Contract Anniversary following the 85th birthday of the oldest Contract Owner or oldest Annuitant, whichever occurs first. After the 5% interest accumulation ends, the RIG 1 Income Base will continue to be increased by purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and reduced by RIG 1 withdrawal adjustments for withdrawals until the option terminates. The “RIG 1 WITHDRAWAL ADJUSTMENT” is defined below.

The RIG 1 Income Base will not exceed a CAP equal to:

•	200% of the Contract Value as of the Rider Date; plus

•

200% of purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made after the Rider Date, but excluding any purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made in the 12-month period immediately prior to the Payout Start Date; minus

•	. RIG 1 Withdrawal Adjustments for any withdrawals made after the Rider Date.

RIG 1 WITHDRAWAL ADJUSTMENT. Prior to the first Contract Anniversary following the 85th birthday of the oldest Contract Owner or oldest Annuitant, whichever is earlier, the withdrawal adjustment is as follows:

•

In each Contract Year, for the portion of withdrawals that do not cumulatively exceed 5% of the RIG 1 Income Base as of the beginning of the Contract Year (or as of the Rider Date for the first Contract Year in which RIG 1 is added), the withdrawal adjustment is equal to the amount withdrawn (or portion thereof) multiplied by a discount factor. The discount factor is calculated using a 5% annual interest rate and the portion of the Contract Year between the withdrawal date and the end of the Contract Year. This withdrawal adjustment has the effect of reducing the RIG 1 Income Base at the end of the Contract Year by the actual amount of the withdrawal. In other words, for purposes of calculating the RIG 1 Income Base, the withdrawal is treated as if it occurred at the end of the Contract Year.

•

In each Contract Year, for the portion of withdrawals that cumulatively exceed 5% of the RIG 1 Income Base as of the beginning of the Contract Year (or as of the Rider Date for the first Contract Year in which RIG 1 is added), the withdrawal adjustment is equal to the withdrawal amount (or portion thereof), divided by the Contract Value immediately prior to the withdrawal and reduced for the portion of withdrawals that do not cumulatively exceed 5%, and the result multiplied by the most recently calculated RIG 1 Income Base, reduced for the portion of withdrawals that do not cummulatively exceed 5%.

On or after the first Contract Anniversary following the 85th birthday of the oldest Contract Owner or the Annuitant, all withdrawal adjustments are equal to the withdrawal amount, divided by the Contract Value immediately prior to the withdrawal, and the result multiplied by the most recently calculated RIG 1 Income Base.

See Appendix C for numerical examples that illustrate how the RIG 1 Withdrawal Adjustment is applied.

The “RIG 2 INCOME BASE” is defined as the greater of “INCOME BASE A” or “INCOME BASE B.”

“INCOME BASE A” and its corresponding Withdrawal Adjustment are calculated in the same manner as the RIG 1 Income Base and RIG 1 Withdrawal Adjustment.

On the Rider Date, “INCOME BASE B” is equal to the Contract Value. After the Rider Date and prior to the Payout Start Date, Income Base B is recalculated each

69 PROSPECTUS

time a purchase payment or withdrawal is made as well as on each Contract Anniversary as follows:

•	Each time a purchase payment is made, Income Base B is increased by the amount of the purchase payment (and Credit Enhancement for ALLSTATE ADVISOR PLUS CONTRACTS).

•

Each time a withdrawal is made, Income Base B is reduced by a proportional withdrawal adjustment, defined as the withdrawal amount divided by the Contract Value immediately prior to the withdrawal, and the result multiplied by the most recently calculated Income Base B.

•

On each Contract Anniversary until the first Contract Anniversary following the 85th birthday of the oldest Contract Owner or oldest Annuitant, whichever occurs first, Income Base B is equal to the greater of the Contract Value on that date or the most recently calculated Income Base B.

If no purchase payments or withdrawals are made after the Rider Date, Income Base B will be equal to the greatest of the Contract Value on the Rider Date and the Contract Values on each subsequent Contract Anniversary until the earlier of the Payout Start Date or the Contract Anniversary following the 85th birthday of the oldest Contact Owner or oldest Annuitant, whichever occurs first.

CERTAIN EMPLOYEE BENEFIT PLANS

The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age. However, we reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is used in connection with an employment-related retirement or benefit plan you should consult with legal counsel as to whether the Contract is appropriate.

DEATH BENEFITS

DEATH PROCEEDS

Under certain conditions, described below, we will pay Death Proceeds for this Contract on the death of the Contract Owner, Annuitant, or Co-Annuitant if the death occurs prior to the Payout Start Date. If the Owner or Annuitant dies after the Payout Start Date, we will pay remaining income payments as described in the “Payout Phase” section of your Contract. See “Income Payments” for more information.

We will determine the value of the Death Proceeds as of the end of the Valuation Date during which we receive the first Complete Request for Settlement the next Valuation Date, if we receive the request after 4:00 p.m. Eastern Time (3:00 p.m. Central Time). In order to be considered a “COMPLETE REQUEST FOR SETTLEMENT,” a claim for distribution of the Death Proceeds must include “DUE PROOF OF DEATH” in any of the following forms of documentation:

•	A certified copy of the death certificate;

•	A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

•	Any other proof acceptable to us.

“DEATH PROCEEDS” are determined based on when we receive a Complete Request for Settlement:

•	If we receive a Complete Request for Settlement within 180 days of the death of the Contract Owner, Annuitant, or Co-Annuitant, as applicable, the Death Proceeds is equal to the “DEATH BENEFIT.”

•

If we receive a Complete Request for Settlement more than 180 days after the death of the Contract Owner, Annuitant, or Co-Annuitant, as applicable, the Death Proceeds are equal to the greater of the Contract Value or Settlement Value. We reserve the right to waive or extend, in a nondiscriminatory manner, the 180-day period in which the Death Proceeds will equal the Death Benefit.

Where there are multiple Beneficiaries, we will only value the Death Proceeds at the time the first Beneficiary submits the necessary documentation in good order. Any Death Proceeds amounts attributable to any Beneficiary which remain in the Variable Sub-Accounts are subject to investment risk.

DEATH BENEFIT OPTIONS

In addition to the ROP Death Benefit included in your Contract, the MAV Death Benefit Option may be added to your Contract.

The SureIncome Plus Option and SureIncome For Life Option also include a death benefit option, the SureIncome Return of Premium Death Benefit (“SureIncome ROP Death Benefit.”)

The amount of the Death Benefit depends on whether or not you select the MAV Death Benefit Option. You may select this optional death benefit on the issue date of your Contract or a later date, subject to issue age restrictions.

You may not add the MAV Death Benefit Option to your Contract after Contract issue without our prior approval if your Contract Value is greater than $1,000,000 at the time you choose to add the option.

The “DEATH BENEFIT” is equal to the greatest of:

•	The Contract Value;

•	The Settlement Value;

•	The ROP Death Benefit;

70 PROSPECTUS

•	The MAV Death Benefit Option (if selected); or

•	The SureIncome ROP Death Benefit.*

The “Settlement Value” is the amount that would be paid in the event of a full withdrawal of the Contract Value.

*

The SureIncome ROP Death Benefit under the SureIncome For Life Option is only included in the calculation of the Death Benefit upon the death of the SureIncome Covered Life. If a Contract Owner, Annuitant or Co-Annuitant who is not the SureIncome Covered Life dies, the SureIncome ROP Death Benefit is not applicable.

The “ROP DEATH BENEFIT” is equal to the sum of all purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS), reduced by a proportional withdrawal adjustment for each withdrawal. The withdrawal adjustment is equal to the withdrawal amount divided by the Contract Value immediately prior to the withdrawal, and the result is multiplied by:

The sum of all purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) made prior to the withdrawal, less any prior withdrawal adjustments.

MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT OPTION.

The “MAV DEATH BENEFIT OPTION” is only available if the oldest Contract Owner and oldest Annuitant are age 79 or younger on the Rider Application Date. There is an additional mortality and expense risk charge for this death benefit option, currently equal to 0.20%. We may change what we charge for this death benefit option, but it will never exceed 0.30%. Once added to your Contract, we guarantee that we will not increase the mortality and expense risk charge you pay for this death benefit option.

On the date we issue the rider for this benefit (“Rider Date”), the MAV DEATH BENEFIT is equal to the Contract Value. After the Rider Date and prior to the date we determine the Death Proceeds (see “Death Proceeds”, above), the MAV Death Benefit is recalculated each time a purchase payment or withdrawal is made as well as on each Contract Anniversary as follows:

•	Each time a purchase payment is made, the MAV Death Benefit is increased by the amount of the purchase payment (and Credit Enhancement for ALLSTATE ADVISOR PLUS CONTRACTS).

•

Each time a withdrawal is made, the MAV Death Benefit is reduced by a proportional withdrawal adjustment, defined as the withdrawal amount divided by the Contract Value immediately prior to the withdrawal, and the result multiplied by the most recently calculated MAV Death Benefit.

•

On each Contract Anniversary until the first Contract Anniversary following the 80TH birthday of the oldest Contract Owner or oldest Annuitant, whichever occurs first, the MAV Death Benefit is recalculated as the greater of the Contract Value on that date or the most recently calculated MAV Death Benefit.

If no purchase payments or withdrawals are made after the Rider Date, the MAV Death Benefit will be equal to the greatest of the Contract Value on the Rider Date and the Contract Values on each subsequent Contract Anniversary after the Rider Date, but before the date we determine the Death Proceeds. If, upon death of the Contract Owner, the Contract is continued under Option D as described on page 72, and if the oldest New Contract Owner and the oldest Annuitant are age 80 or younger on the date we determine the Death Proceeds, then the MAV Death Benefit Option will continue. The MAV Death Benefit will continue to be recalculated for purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS), withdrawals, and on each Contract Anniversary after the date we determine the Death Proceeds until the earlier of:

•

The first Contract Anniversary following the 80th birthday of either the oldest New Contract Owner or the oldest Annuitant, whichever is earlier. (After the 80th birthday of either the oldest New Contract Owner or the oldest Annuitant, whichever is earlier, the MAV Death Benefit will be recalculated only for purchase payments (and Credit Enhancements for ALLSTATE ADVISOR PLUS CONTRACTS) and withdrawals); or

•	The date we next determine the Death Proceeds.

WE RESERVE THE RIGHT TO IMPOSE LIMITATIONS ON THE INVESTMENT ALTERNATIVES IN WHICH YOU MAY INVEST AS A CONDITION OF THE MAV DEATH BENEFIT OPTION. THESE RESTRICTIONS MAY INCLUDE, BUT ARE NOT LIMITED TO, MAXIMUM INVESTMENT LIMITS ON CERTAIN INVESTMENT ALTERNATIVES, EXCLUSION OF CERTAIN INVESTMENT ALTERNATIVES, REQUIRED MINIMUM ALLOCATIONS TO CERTAIN VARIABLE SUB-ACCOUNTS AND/OR THE REQUIRED USE OF AUTOMATIC PORTFOLIO REBALANCING. CURRENTLY, NO SUCH RESTRICTIONS ARE BEING IMPOSED.

The MAV Death Benefit Option will terminate and the corresponding additional mortality and expense risk charge associated with the option will cease on the earliest of the following to occur:

•	the date the Contract is terminated;

•

if, upon the death of the Contract Owner, the Contract is continued under Option D as described in the Death of Owner section on page 72, and either the oldest New Owner or the oldest Annuitant is older than age 80 on the date we determine the Death Proceeds. The death benefit option will terminate on the date we determine the Death Proceeds;

•	if the Contract is not continued in the Accumulation Phase under either the Death of Owner or Death of Annuitant provisions of the Contract. The death

71 PROSPECTUS

benefit option will terminate on the date we determine the Death Proceeds;

•

on the date the Contract Owner (if the current Contract Owner is a living person) is changed for any reason other than death unless the New Contract Owner is a trust and the Annuitant is the current Contract Owner;

•	on the date the Contract Owner (if the current Contract Owner is a non-living person) is changed for any reason unless the New Contract Owner is a non-living person or is the current Annuitant; or

•	the Payout Start Date.

We believe the MAV Death Benefit Option complies with Individual Retirement Annuity (IRA) requirements regarding enhanced benefits. We are filing the MAV Death Benefit Option for prototype approval with the IRS.

DEATH BENEFIT PAYMENTS

DEATH OF CONTRACT OWNER

If a Contract Owner dies prior to the Payout Start Date, then the surviving Contract Owners will be “NEW CONTRACT OWNERS”. If there are no surviving Contract Owners, then subject to any restrictions previously placed upon them, the Beneficiaries will be the New Contract Owners.

If there is more than one New Contract Owner taking a share of the Death Proceeds, each New Contract Owner will be treated as a separate and independent Contract Owner of his or her respective share of the Death Proceeds. Each New Contract Owner will exercise all rights related to his or her share of the Death Proceeds, including the sole right to elect one of the Option(s) below, subject to any restrictions previously placed upon the New Contract Owner. Each New Contract Owner may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the Option chosen by the original New Contract Owner.

The Options available to the New Contract Owner will be determined by the applicable following Category in which the New Contract Owner is defined. An Option will be deemed to have been chosen on the day we receive written notification in a form satisfactory to us.

NEW CONTRACT OWNER CATEGORIES

CATEGORY 1. If your spouse (or Annuitant’s spouse in the case of a grantor trust-owned Contract) is the sole New Contract Owner of the entire Contract, your spouse must choose from among the death settlement Options A, B, C, D, or E described below. If he or she does not choose one of these Options, then Option D will apply.

CATEGORY 2. If the New Contract Owner is a living person who is not your spouse (or Annuitant’s spouse in the case of a grantor trust-owned Contract), or there is more than one New Contract Owner, all of whom are living persons, each New Contract Owner must choose from among the death settlement Options A, B, C, or E described below. If a New Contract Owner does not choose one of these Options, then Option C will apply for that New Contract Owner.

CATEGORY 3. If there are one or more New Contract Owner(s) and at least one of the New Contract Owners is a non-living person such as a corporation or a trust, all New Contract Owners are considered to be non-living persons for purposes of the death settlement options. Each New Contract Owner must choose death settlement Option A or C described below. If a New Contract Owner does not choose one of these Options, then Option C will apply for that New Contract Owner.

The death settlement options we currently offer are:

OPTION A. The New Contract Owner may elect to receive the Death Proceeds in a lump sum.

OPTION B. The New Contract Owner may elect to apply the Death Proceeds to one of the Income Plans described above. Such income payments must begin within one year of the date of death and must be payable:

•	Over the life of the New Contract Owner; or

•	For a guaranteed payment period of at least 5 years (60 months), but not to exceed the life expectancy of the New Contract Owner; or

•	Over the life of the New Contract Owner with a guaranteed payment period of at least 5 years (60 months), but not to exceed the life expectancy of the New Contract Owner.

OPTION C. The New Contract Owner may elect to receive the Contract Value payable within 5 years of the date of death. The Contract Value, as of the date we receive the first Complete Request for Settlement, will be reset to equal the Death Proceeds as of that date. Any excess amount of the Death Proceeds over the Contract Value on that date will be allocated to the Putnam VT Money Market - Class IB Sub-Account unless the New Contract Owner provides other allocation instructions.

The New Contract Owner may not make any additional purchase payments under this option. Withdrawal charges will be waived for any withdrawals made during the 5-year period after the date of death. The New Contract Owner may exercise all rights set forth in the Transfers provision.

If the New Contract Owner dies before the Contract Value is completely withdrawn, the New Contract Owner’s Beneficiary(ies) will receive the greater of the remaining Settlement Value or the remaining Contract Value within 5 years of the date of the original Contract Owner’s death.

OPTION D. The New Contract Owner may elect to continue the Contract in the Accumulation Phase. If the Contract Owner was also the Annuitant, then the New

72 PROSPECTUS

Contract Owner will be the new Annuitant. This Option may only be exercised once per Contract. The Contract Value, as of the date we receive the first Complete Request for Settlement, will be reset to equal the Death Proceeds as of that date.

Unless otherwise instructed by the continuing spouse, the excess, if any, of the Death Proceeds over the Contract Value will be allocated to the Sub-Accounts of the Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-Accounts as of the end of the Valuation Date that we receive the complete request for settlement except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Putnam VT Money Market—Class IB Sub-Account.

Within 30 days after the date we determine the Death Proceeds, the New Contract Owner may make a one-time transfer of all or a portion of the excess of the Death Proceeds, if any, into any combination of Variable Sub-Accounts and the Standard Fixed Account Option without incurring a transfer fee, provided the investment alternative is available with the Contract at that time. Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in this Contract.

The New Contract Owner may make a single withdrawal of any amount within one year of the date of your death without incurring a Withdrawal Charge; however, the amount withdrawn may be subject a 10% tax penalty if the New Contract Owner is under age 591/2.

OPTION E. For Nonqualified Contracts, the New Contract Owner may elect to make withdrawals at least annually of amounts equal to the “ANNUAL REQUIRED DISTRIBUTION” calculated for each calendar year. The first such withdrawal must occur within:

•	One year of the date of death;

•	The same calendar year as the date we receive the first Complete Request for Settlement; and

•	One withdrawal frequency.

The New Contract Owner must select the withdrawal frequency (monthly, quarterly, semi-annual, or annual). Once this option is elected and frequency of withdrawals is chosen, they cannot be changed by the New Contract Owner and become irrevocable.

In the calendar year in which the Death Proceeds are determined, the ANNUAL REQUIRED DISTRIBUTION is equal to the Contract Value on the date of the first distribution divided by the “Life Expectancy” of the New Contract Owner and the result multiplied by a fraction that represents the portion of the calendar year remaining after the date of the first distribution. (The Contract Value, as of the date we receive the Complete Request for Settlement, will be reset to equal the Death Proceeds as of that date. The Contract Value on the date of the first distribution may be more or less than the Contract Value as of the date we receive the Complete Request for Settlement.) The Life Expectancy in that calendar year is equal to the life expectancy value from IRS Tables based on the age of the New Contract Owner as of his or her birthday in the same calendar year.

In any subsequent calendar year, the Annual Required Distribution is equal to the Contract Value as of December 31 of the prior year divided by the remaining Life Expectancy of the New Contract Owner. In each calendar year after the calendar year in which the first distribution occurred, the Life Expectancy of the New Contract Owner is the Life Expectancy calculated in the previous calendar year minus one (1) year. If the Life Expectancy is less than one (1), the Annual Required Distribution is equal to the Contract Value.

If the New Contract Owner dies before the Contract Value is completely withdrawn, the scheduled withdrawals will continue to be paid to the New Contract Owner’s Beneficiary(ies). The Contract Value invested in the Variable Sub-Accounts will be subject to investment risk until it is withdrawn.

We reserve the right to offer additional death settlement options.

DEATH OF ANNUITANT

If the Annuitant dies prior to the Payout Start Date, then the surviving Contract Owners will have the Options available to the New Contract Owner, determined by the applicable following category in which the New Contract Owner is defined, unless:

•	The Annuitant was also the Contract Owner, in which case the Death of Owner provisions above apply; or

•

The Contract Owner is a grantor trust not established by a business, in which case the Beneficiary(ies) will be deemed the New Contract Owners and the Death of Contract Owner provisions above will apply.

SURVIVING CONTRACT OWNER CATEGORIES

CATEGORY 1. If the Contract Owner is a living person, prior to the Annuitant’s death, the Contract Owner must choose from among the death settlement Options A, B, or D described below. If the Contract Owner does not choose one of these Options, then Option D will apply.

CATEGORY 2. If the Contract Owner is a non-living person such as a corporation or a trust, the Contract Owner must choose from death settlement Options A or C described below. If the Contract Owner does not choose one of these Options, then Option C will apply.

The death settlement options we currently offer are:

OPTION A. The Contract Owner may elect to receive the Death Proceeds in a lump sum.

OPTION B. The Contract Owner may elect to apply the Death Proceeds to one of the Income Plans described

73 PROSPECTUS

above. Such income payments must begin within one year of the date of death.

OPTION C. The Contract Owner may elect to receive the Contract Value payable within 5 years of the date of death. The Contract Value, as of the date we receive the first Complete Request for Settlement, will be reset to equal the Death Proceeds as of that date. Any excess amount of the Death Proceeds over the Contract Value on that date will be allocated to the Putnam VT Money Market - Class IB Sub-Account unless the Contract Owner provides other allocation instructions.

The Contract Owner may not make any additional purchase payments under this option. Withdrawal charges will be waived for any withdrawals made during the 5-year period after the date of death. The Contract Owner may exercise all rights set forth in the Transfers provision.

OPTION D. The Contract Owner may elect to continue the Contract and the youngest Contract Owner will become the new Annuitant. The Contract Value of the continued Contract will not be adjusted to equal the Death Proceeds.

We reserve the right to offer additional death settlement options.

QUALIFIED CONTRACTS

The death settlement options for Qualified Plans, including IRAs, may be different to conform with the individual tax requirements of each type of Qualified Plan. Please refer to your Endorsement for IRAs or 403(b) plans, if applicable, for additional information on your death settlement options. In the case of certain Qualified Plans, the terms of the Qualified Plan Endorsement and the plans may govern the right to benefits, regardless of the terms of the Contract.

We believe the TrueReturn Option complies with Individual Retirement Annuity (IRA) requirements regarding enhanced benefits. We are filing the TrueReturn Option for prototype approval with the IRS.

SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION AND DEATH OF CO-ANNUITANT

We offer a Spousal Protection Benefit (Co-Annuitant) Option that may be added to your Contract subject to the following conditions:

•	The individually owned Contract must be either a traditional, Roth, or Simplified Employee Pension IRA.

•	The Contract Owner’s spouse must be the sole Primary Beneficiary of the Contract and will be the named Co-Annuitant.

•	The Contract Owner must be age 90 or younger on the Rider Application Date; and the Co-Annuitant must be age 79 or younger on the Rider Application Date.

•

On or after May 1, 2005, the Option may be added only when we issue the Contract or within 6 months of the Contract Owner’s marriage. You may not add the Option to your Contract without our prior approval if your Contract Value is greater than $1,000,000 at the time you choose to add the Option. We may require proof of marriage in a form satisfactory to us.

Under the Spousal Protection Benefit Option, the Co-Annuitant will be considered to be an Annuitant under the Contract during the Accumulation Phase except that the “Death of Annuitant” provision does not apply on the death of the Co-Annuitant, and the latest Payout Start Date will be based solely on the Contract Owner’s age.

You may change the Co-Annuitant to a new spouse only if you provide proof of remarriage in a form satisfactory to us. Once we accept a change, the change will take effect on the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it. At any time, there may be only one Co-Annuitant under your Contract.

There is an annual Rider Fee of 0.10% of the Contract Value for new Options added on or after January 1, 2005. For Options added prior to this date, there is no charge for this Option. We reserve the right to assess an annual Rider Fee not to exceed 0.15% for Options added in the future. Once this Option is added to your Contract, we guarantee that we will not increase what we charge you for this Option. For Contracts purchased on or after January 1, 2005, we may discontinue offering the Spousal Protection Benefit (Co-Annuitant) Option at any time prior to the time you elect to receive it.

The option will terminate upon the date termination is accepted by us or will terminate on the earliest of the following occurrences:

•	upon the death of the Co-Annuitant (as of the date we determine the Death Proceeds);

•	upon the death of the Contract Owner (as of the date we determine the Death Proceeds);

•	on the date the Contract is terminated;

•	on the Payout Start Date; or

•	on the date you change the beneficiary of the Contract and the change is accepted by us;

•

for options added on or after January 1, 2005, the Owner may terminate the option upon the divorce of the Owner and the Co-Annuitant by providing written notice and proof of divorce in a form satisfactory to us;

•	for options added prior to January 1, 2005, the Owner may terminate this option at anytime by written notice in a form satisfactory to us.

Once terminated, a new Spousal Protection Benefit (Co-Annuitant) Option cannot be added to the Contract

74 PROSPECTUS

unless the last Option attached to the Contract was terminated due to divorce or a change of beneficiary.

We believe the Spousal Protection Benefit (Co-Annuitant) Option complies with Individual Retirement Annuity (IRA) requirements regarding enhanced benefits. We are filing the Spousal Protection Benefit (Co-Annuitant) Option for prototype approval with the IRS.

DEATH OF CO-ANNUITANT. If the Co-Annuitant dies prior to the Payout Start Date, subject to the following conditions, the Contract will be continued according to Option D under the “Death of Owner” provision of your Contract:

•	The Co-Annuitant must have been your legal spouse on the date of his or her death; and

•	Option D of the “Death of Owner” provision of your Contract has not previously been exercised.

The Contract may only be continued once under Option D under the “Death of Owner” provision. For a description of Option D, see the “Death of Owner” section of this prospectus.

SPOUSAL PROTECTION BENEFIT (CO-ANNUITANT) OPTION FOR CUSTODIAL INDIVIDUAL RETIREMENT ACCOUNTS AND DEATH OF CO-ANNUITANT

We offer a Spousal Protection Benefit (Co-Annuitant) Option for certain Custodial Individual Retirement Accounts established under Code Section 408(a) that may be added to your Contract. CSP is subject to the following conditions (“CSP Conditions”):

•	The beneficially owned Contract must be a Custodial traditional IRA, Custodial Roth IRA, or a Custodial Simplified Employee Pension IRA.

•	The Annuitant must be the beneficial owner of the Custodial traditional IRA, Custodial Roth IRA, or Custodial Simplified Employee Pension IRA.

•	The Co-Annuitant must be the legal spouse of the Annuitant. Only one Co-Annuitant may be named.

•	The Co-Annuitant must be the sole beneficiary of the Custodial traditional IRA, Custodial Roth IRA, or the Custodial Simplified Employee Pension IRA.

•	The Annuitant must be age 90 or younger on the CSP Application Date.

•	The Co-Annuitant must be age 79 or younger on the CSP Application Date.

•

On or after May 1, 2005, the CSP may be added only when we issue the Contract or within 6 months of the beneficial owner’s marriage. You may not add the CSP to your Contract without our prior approval if your Contract Value is greater than $1,000,000 at the time you choose to add the CSP. We may require proof of marriage in a form satisfactory to us.

•	We have made no payments under any Income Plan.

•

There is an annual Rider Fee of 0.10% of the Contract Value for new Options added on or after January 1, 2005. For Options added prior to this date, there is no charge for this Option. We reserve the right to increase the annual Rider Fee to up to 0.15% of the Contract Value.

Under CSP, the Co-Annuitant will be considered to be an Annuitant under the Contract during the Accumulation Phase except that:

•	The Co-Annuitant will not be considered to be an Annuitant for purposes of determining the Payout Start Date.

•	The “Death of Annuitant” provision of the Contract does not apply on the death of the Co-Annuitant.

•	The Co-Annuitant is not considered the beneficial owner of the Custodial traditional IRA, Custodial Roth IRA, or the Custodial Simplified Employee Pension IRA.

You may change the Co-Annuitant to a new spouse only if you provide proof of remarriage in a form satisfactory to us. Once we accept a change, the change will take effect on the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it. At any time, there may only be one Co-Annuitant under your Contract.

For Spousal Protection Benefit (Co-Annuitant) Options for Custodial Individual Retirement Accounts added on or after January 1, 2005, there is an annual Rider Fee of 0.10% of the Contract Value for this Option. For Options added prior to this date, there is no charge for this Option. We reserve the right to assess an annual Rider Fee not to exceed 0.15% for Options added in the future. Once this Option is added to your Contract, we guarantee that we will not increase what we charge you for this Option. For Contracts issued on or after January 1, 2005, we may discontinue offering the Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts at any time to new Contract Owners and to existing Contract Owners who did not elect the Option prior to the date of discontinuance.

The Owner may terminate CSP upon the divorce of the Annuitant and the Co-Annuitant by providing written notice and proof of divorce in a form satisfactory to us. The Owner may also terminate CSP upon a change in the beneficiary of the IRA by providing written notice and proof of the change in a form satisfactory to us. CSP will terminate upon the date termination is accepted by us or on the earliest of the following occurrences:

•	On the date CSP is terminated as described above; or

•	Upon the death of the Annuitant; or

•	Upon the death of the Co-Annuitant; or

•	On the date the Contract is terminated; or

•	On the Payout Start Date.

Once terminated, a new CSP cannot be added to the Contract unless the last option attached to the Contract

75 PROSPECTUS

was terminated due to divorce or change of beneficiary of the IRA.

DEATH OF CO-ANNUITANT. This section applies if:

•	The CSP Conditions are met.

•	The Annuitant was, at the time of the Co-Annuitant’s death, the beneficial owner of the Custodial traditional IRA, Custodial Roth IRA, or Custodial Simplified Employee Pension IRA.

•	We have received proof satisfactory to us that the Co-Annuitant has died.

•	The Co-Annuitant was, at the time of the Co-Annuitant’s death, the sole beneficiary of the Custodial traditional IRA, Custodial Roth IRA, or Custodial Simplified Employee Pension IRA, and

•	the Co-Annuitant was, at the time of the Co-Annuitant’s death, the legal spouse of the Annuitant.

If this section applies and if the Co-Annuitant dies prior to the Payout Start Date, then, subject to the following conditions, the Contract may be continued according to Option D under the “Death of Owner” provisions under the same terms and conditions that would apply if the Co-Annuitant were the Owner of the Contract before death and the sole new Owner of the Contract were the Annuitant provided that:

•	The Co-Annuitant was the legal spouse of the Annuitant on the date of Annuitant’s death.

•	The Owner does not thereafter name a new Co-Annuitant; and

•	The Owner of the Custodial traditional IRA, Custodial Roth IRA, or Custodial Simplified Employee Pension IRA remains the Custodian; and

•	The Contract may only be continued once.

We believe the Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts complies with Individual Retirement Annuity (IRA) requirements regarding enhanced benefits. We are filing the Spousal Protection Benefit (Co-Annuitant) Option for Custodial Individual Retirement Accounts for prototype approval with the IRS.

MORE INFORMATION

ALLSTATE NEW YORK

Allstate New York is the issuer of the Contract. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as “Financial Life Insurance Company” from 1967 to 1978. From 1978 to 1984, Allstate New York was known as “PM Life Insurance Company.” Since 1984 the company has been known as “Allstate Life Insurance Company of New York.”

Allstate New York is currently licensed to operate in New York. Our home office is located at 100 Motor Parkway, Hauppauge, NY 11788-5107.

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company (“Allstate Life”), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

Effective June 1, 2006, Allstate New York entered into an agreement (“the Agreement”) with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America (“PICA”) pursuant to which Allstate New York sold, through a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Pursuant to the Agreement Allstate New York and PICA also have entered into an administrative services agreement which provides that PICA or an affiliate will administer the Variable Account and the Contracts after a transition period that may last up to two years. The benefits and provisions of the Contracts have not been changed by these transactions and agreements. None of the transactions or agreements have changed the fact that we are primarily liable to you under your Contract.

VARIABLE ACCOUNT

Allstate New York established the Allstate Life of New York Separate Account A on December 15, 1995. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate New York.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York law. That means we account for the Variable Account’s income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate New York.

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable

76 PROSPECTUS

Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE PORTFOLIOS

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolios at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract Owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract Owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee’s number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Sub-Account by the net asset value per share of the corresponding Portfolio. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional underlying funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The board of directors/trustees of these Portfolios monitors for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, the Portfolio’s board of directors/trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio’s net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACT DISTRIBUTION.

Allstate Distributors, L.L.C., located at 3100 Sanders Road, Northbrook, IL 60062, is the principal underwriter and distributor of the Contract. Allstate Distributors is a wholly owned subsidiary of Allstate Life. Allstate Distributors is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc (“NASD”).

Allstate Distributors does not sell Contracts directly to purchasers. Allstate Distributors enters into selling agreements with affiliated and unaffiliated broker-dealers and banks to sell the Contracts through their registered representatives. The broker-dealers are registered with the SEC and are NASD member firms. Their registered representatives are also licensed as insurance agents by applicable state insurance authorities and appointed as agents of Allstate New York in order to sell the Contracts. Contracts also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

We will pay commissions to broker-dealers and banks which sell the Contracts. Commissions paid vary, but we may pay up to a maximum sales commission of 7.5% of total purchase payments. In addition, we may pay ongoing annual compensation of up to 1.25% of Contract Value. Individual representatives receive a portion of compensation paid to the broker-dealer or bank with which they are associated in accordance with the broker-dealer’s or bank’s practices. We estimate that commissions and annual compensation, when combined, will not exceed 8.5% of total purchase payments. However, commissions and annual compensation could exceed that

77 PROSPECTUS

amount because ongoing annual compensation is related to Contract Value and the number of years the Contract is held.

From time to time, we pay asset-based compensation and/or marketing allowances to banks and broker-dealers. These payments vary among individual banks and broker dealers, and the asset-based payments may be up to 0.25% of Contract Value annually. These payments are intended to contribute to the promotion and marketing of the Contracts, and they vary among banks and broker-dealers. The marketing and distribution support services include but are not limited to: (1) placement of the Contracts on a list of preferred or recommended products in the bank’s or broker-dealer’s distribution system; (2) sales promotions with regard to the Contracts; (3) participation in sales conferences; and (4) helping to defray the costs of sales conferences and educational seminars for the bank or broker-dealer’s registered representatives. A list of broker-dealers and banks that Allstate Distributors paid pursuant to such arrangements is provided in the Statement of Additional Information, which is available upon request. For a free copy, please write or call us at the address or telephone number listed on the front page of this prospectus, or go to the SEC’s Web site (http://www.sec.gov).

To the extent permitted by NASD rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. We may not offer the arrangements to all broker-dealers and banks and the terms of the arrangement may differ among broker-dealers and banks.

Individual registered representatives, broker-dealers, banks, and branch managers within some broker-dealers and banks participating in one of these compensation arrangements may receive greater compensation for selling the contract than for selling a different contact that is not eligible for the compensation arrangement. While we take the compensation into account when establishing contract charges, any such compensation will be paid by us or Allstate Distributors and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply to the sale of the contract.

Allstate New York does not pay Allstate Distributors a commission for distribution of the Contracts. Allstate Distributors compensates its representatives who act as wholesalers, and their sales management personnel, for Contract sales. This compensation is based on a percentage of premium payments and/or a percentage of Contract Values. The underwriting agreement with Allstate Distributors provides that we will reimburse Allstate Distributors for expenses incurred in distributing the Contracts, including any liability to Contract Owners arising out of services rendered or Contracts issued.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. Pursuant to the Agreement, we entered into an administrative services agreement with PICA whereby, after a transition period that may last up to two years, PICA or an affiliate will provide administrative services to the Variable Account and the Contracts on our behalf.

We provide the following administrative services, among others:

•	issuance of the Contracts;

•	maintenance of Contract Owner records;

•	Contract Owner services;

•	calculation of unit values;

•	maintenance of the Variable Account; and

•	preparation of Contract Owner reports.

We will send you Contract statements at least annually. We will also send you transaction confirmations. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement or a confirmation. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

ANNUITIES HELD WITHIN A QUALIFIED PLAN

If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if Qualified Plan limits on distributions and other conditions are not met. Please consult your Qualified Plan administrator for more information. Allstate New York no longer issues deferred annuities to employer sponsored qualified retirement plans.

LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Separate Account is a party. Allstate New York is engaged from time to time in routine lawsuits, which, in management’s judgment, are not likely to have a material effect, either individually or in the aggregate, on the operating results, cash flows or financial position of Allstate New York.

78 PROSPECTUS

LEGAL MATTERS

LeBoeuf, Lamb, Greene & MacRae, L.L.P., Washington, D.C., has advised Allstate New York on certain federal securities law matters. All matters of New York law pertaining to the Contracts, including the validity of the Contracts and Allstate New York’s right to issue such Contracts under New York insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate New York.

79 PROSPECTUS

TAXES

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE NEW YORK MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from Allstate New York, and its operations form a part of Allstate New York, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate New York believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate New York does not intend to make provisions for any such taxes. If Allstate New York is taxed on investment income or capital gains of the Variable Account, then Allstate New York may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

•	the Contract Owner is a natural person,

•	the investments of the Variable Account are “adequately diversified” according to Treasury Department regulations, and

•	Allstate New York is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. Non-natural owners are also referred to as Non Living Owners in this prospectus. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain Qualified Plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions to the Non-Natural Owner Rule section. In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the beneficiary. A trust named beneficiary, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment, or 2) payment deferred up to five years from date of death.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be “adequately diversified” consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a Contract

80 PROSPECTUS

owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract owners were not owners of separate account assets. For example, if your contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

TAXATION OF LEVEL MONTHLY VARIABLE ANNUITY PAYMENTS. You may have an option to elect a variable income payment stream consisting of level monthly payments that are recalculated annually. Although we will report your levelized payments to the IRS in the year distributed, it is possible the IRS could determine that receipt of the first monthly payout of each annual amount is constructive receipt of the entire annual amount. If the IRS were to take this position, the taxable amount of your levelized payments would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.

WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.

DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

•

if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner’s death;

•

if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner’s death. These requirements are satisfied if any portion of the Contract Owner’s interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner’s death. If the Contract Owner’s designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner;

•

if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.

81 PROSPECTUS

TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

•	if distributed in a lump sum, the amounts are taxed in the same manner as a total withdrawal, or

•	if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

•	made on or after the date the Contract Owner attains age 59 1/2,

•	made as a result of the Contract Owner’s death or becoming totally disabled,

•	made in substantially equal periodic payments over the Contract Owner’s life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

•	made under an immediate annuity, or

•	attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner’s attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.

TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-Qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.

PARTIAL EXCHANGES. The IRS has issued a ruling that permits partial exchanges of annuity contracts. Under this ruling, if you take a withdrawal from a receiving or relinquishing annuity contract within 24 months of the partial exchange, then special aggregation rules apply for purposes of determining the taxable amount of a distribution. The IRS has issued limited guidance on how to aggregate and report these distributions. The IRS is expected to provide further guidance; as a result, it is possible that the amount we calculate and report to the IRS as taxable could be different. Your Contract may not permit partial exchanges.

TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.

AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Allstate New York (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

INCOME TAX WITHHOLDING

Generally, Allstate New York is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. If no election is made or no U.S. taxpayer identification number is provided we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate New York is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Code Section 1441 provides that Allstate New York as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-

82 PROSPECTUS

resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8BEN at issue to certify the owners’ foreign status. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien’s country of residence if the payee provides a U.S. taxpayer identification number on a fully completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number (“ITIN”). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.

TAX QUALIFIED CONTRACTS

The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income from annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing an annuity as a TSA or IRA. Tax Qualified Contracts are contracts purchased as or in connection with:

•	Individual Retirement Annuities (IRAs) under Code Section 408(b);

•	Roth IRAs under Code Section 408A;

•	Simplified Employee Pension (SEP IRA) under Code Section 408(k);

•	Savings Incentive Match Plans for Employees (SIMPLE IRA) under Code Section 408(p);

•	Tax Sheltered Annuities under Code Section 403(b);

•	Corporate and Self Employed Pension and Profit Sharing Plans under Code Section 401; and

•	State and Local Government and Tax-Exempt Organization Deferred Compensation Plans under Code Section 457.

Allstate New York reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements. If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waiver of charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if Qualified Plan limits on distributions and other conditions are not met. Please consult your Qualified Plan administrator for more information. Allstate New York no longer issues deferred annuities to employer sponsored qualified retirement plans.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Allstate New York can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent’s IRA, TSA, or employer sponsored retirement plan under which the decedent’s surviving spouse is the beneficiary. Allstate New York does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent’s IRA, TSA, or employer sponsored qualified retirement plan.

Please refer to your Endorsement for IRAs or 403(b) plans, if applicable, for additional information on your death settlement options. In the case of certain Qualified Plans, the terms of the Qualified Plan Endorsement and the plans may govern the right to benefits, regardless of the terms of the Contract.

TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED TAX QUALIFIED CONTRACT. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and generally all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

“Qualified distributions” from Roth IRAs are not included in gross income. “Qualified distributions” are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

•	made on or after the date the Contract Owner attains age 59 1/2,

•	made to a beneficiary after the Contract Owner’s death,

•	attributable to the Contract Owner being disabled, or

•	made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

“Nonqualified distributions” from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions.

REQUIRED MINIMUM DISTRIBUTIONS. Generally, Tax Qualified Contracts (excluding Roth IRAs) require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Effective December 31, 2005, the IRS requires annuity contracts to include the actuarial present value of other benefits for purposes of calculating the required minimum distribution amount. These other benefits may include accumulation, income, or death benefits. Not all income plans offered under the Contract

83 PROSPECTUS

satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

THE DEATH BENEFIT AND TAX QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under Qualified Plans, such as in connection with a TSA or employer sponsored qualified retirement plan.

Allstate New York reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above.

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM TAX QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

•	made on or after the date the Contract Owner attains age 59 1/2,

•	made as a result of the Contract Owner’s death or total disability,

•	made in substantially equal periodic payments over the Contract Owner’s life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

•	made after separation from service after age 55 (does not apply to IRAs),

•	made pursuant to an IRS levy,

•	made for certain medical expenses,

•	made to pay for health insurance premiums while unemployed (applies only for IRAs),

•	made for qualified higher education expenses (applies only for IRAs)

•	made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs), and

•

from an IRA or attributable to elective deferrals under a 401(k) plan, 403(b) annuity, or certain similar arrangements made to individuals who (because of their being members of a reserve component) are ordered or called to active duty after Sept. 11, 2001, and before Dec. 31, 2007, for a period of more than 179 days or for an indefinite period; and made during the period beginning on the date of the order or call to duty and ending at the close of the active duty period.

During the first 2 years of the individual’s participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON TAX QUALIFIED CONTRACTS. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer’s attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.

INCOME TAX WITHHOLDING ON TAX QUALIFIED CONTRACTS. Generally, Allstate New York is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered “eligible rollover distributions.” The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate New York is required to withhold federal income tax at a rate of 20% on all “eligible rollover distributions” unless you elect to make a “direct rollover” of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Tax Qualified Contracts, including TSAs but excluding IRAs, with the exception of:

•	required minimum distributions, or,

•	a series of substantially equal periodic payments made over a period of at least 10 years, or,

•	a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

•	hardship distributions.

84 PROSPECTUS

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate New York is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Code Section 1441 provides that Allstate New York as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8BEN at issue to certify the owners’ foreign status. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien’s country of residence if the payee provides a U.S. taxpayer identification number on a fully completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number (“ITIN”). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.

CHARITABLE IRA DISTRIBUTIONS. The Pension Protection Act of 2006 Included a charitable giving incentive permitting tax-free IRA distributions for charitable purposes.

For distributions in tax years beginning after 2005 and before 2008, the Act provides an exclusion from gross income, up to $100,000, for otherwise taxable IRA distributions from a traditional or Roth IRA that are qualified charitable distributions. To constitute a qualified charitable distribution, the distribution must be made (1) directly by the IRA trustee to a certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 701/2. Distributions that are excluded from income under this provision are not taken into account in determining the individual’s deduction, if any, for charitable contributions.

The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements for the new income tax exclusion added by the Pension Protection Act. As a result the general rules for reporting IRA distributions apply.

INDIVIDUAL RETIREMENT ANNUITIES. Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified retirement plans may be “rolled over” on a tax-deferred basis into an Individual Retirement Annuity.

ROTH INDIVIDUAL RETIREMENT ANNUITIES. Code Section 408A permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or “rolled over” to a Roth Individual Retirement Annuity. For distributions after 2007, the Pension Protection Act of 2006 allows distributions from qualified retirement plans including tax sheltered annuities and governmental Section 457 plans to be rolled over directly into a Roth IRA, subject to the usual rules that apply to conversions from a traditional IRA into a Roth IRA. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions. An individual with adjusted gross income (AGI) of $100,000 or more won’t be able to rollover amounts from an eligible retirement plan into a Roth IRA. Please note, however, that the $100,000 AGI limit will be eliminated for tax years beginning after December 31, 2009. Effective January 1, 2005, the IRS requires conversions of annuity contracts to include the actuarial present value of other benefits for purposes of valuing the taxable amount of the conversion.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL IRAS). Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

If you have a contract issued as an IRA under Code Section 408(b) and request to change the ownership to an IRA custodian permitted under Section 408, we will treat a request to change ownership from an individual to a custodian as an indirect rollover. We will send a Form 1099R to report the distribution and the custodian should issue a Form 5498 for the contract value contribution.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract

85 PROSPECTUS

in the accumulation phase, with the Annuitant’s surviving spouse as the new Annuitant, if the following conditions are met:

1)	The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the Contract;

2)	The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3)	We receive a complete request for settlement for the death of the Annuitant; and

4)	The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

(a) The Annuitant’s surviving spouse is the sole beneficiary of the Individual Retirement Account;

(b) The Annuitant’s surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

(c) The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse’s election.

SIMPLIFIED EMPLOYEE PENSION IRA. Code Section 408(k) allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA). Code Section 408(p) allows eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice. SIMPLE IRA plans must include the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2007 (EGTRRA) to avoid adverse tax consequences. If your current SIMPLE IRA plan uses IRS Model Form 5304-SIMPLE with a revision date of March 2002 or later, then your plan is up to date. If your plan has a revision date prior to March 2002, please consult with your tax or legal advisor to determine the action you need to take in order to comply with this requirement.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.

TAX SHELTERED ANNUITIES. Code Section 403(b) provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

•	attains age 59 1/2,

•	severs employment,

•	dies,

•	becomes disabled, or

•	incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan. Generally, we do not accept funds in 403(b) contracts that are subject to the Employee Retirement Income Security Act of 1974 (ERISA).

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS.

Section 401(a) of the Code permits corporate employers to establish various types of tax favored retirement plans for employees. Self-employed individuals may establish tax favored retirement plans for themselves and their employees (commonly referred to as “H.R.10” or “Keogh”). Such retirement plans may permit the purchase of annuity contracts. Allstate New York no longer issues annuity contracts to employer sponsored qualified retirement plans.

There are two owner types for contracts intended to qualify under Section 401(a): a qualified plan fiduciary or an annuitant owner.

•

A qualified plan fiduciary exists when a qualified plan trust that is intended to qualify under Section 401(a) of the Code is the owner. The qualified plan trust must have its own tax identification number and a named trustee acting as a fiduciary on behalf of the plan. The annuitant should be the person for whose benefit the contract was purchased.

•

An annuitant owner exists when the tax identification number of the owner and annuitant are the same, or the annuity contract is not owned by a qualified plan trust. The annuitant should be the person for whose benefit the contract was purchased.

If a qualified plan fiduciary is the owner of the contract, the qualified plan must be the beneficiary so that death benefits from the annuity are distributed in accordance with the terms of the qualified plan. Annuitant owned contracts require that the beneficiary be the annuitant’s spouse (if applicable), which is consistent with the

86 PROSPECTUS

required IRS language for qualified plans under Section 401(a). A completed Annuitant Owned Qualified Plan Designation of Beneficiary form is required in order to change the beneficiary of an annuitant owned Qualified Plan contract.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION PLANS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. In eligible governmental plans, all assets and income must be held in a trust/ custodial account/annuity contract for the exclusive benefit of the participants and their beneficiaries. To the extent the Contracts are used in connection with a non-governmental eligible plan, employees are considered general creditors of the employer and the employer as owner of the Contract has the sole right to the proceeds of the Contract. Under eligible 457 plans, contributions made for the benefit of the employees will not be includible in the employees’ gross income until distributed from the plan. Allstate New York no longer issues annuity contracts to employer sponsored qualified retirement plans.

87 PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
Additions, Deletions, or Substitutions of Investments
The Contracts
Agreements with the Prudential Insurance Company of America
Purchase of Contracts
Tax-Free Exchanges (1035 Exchanges, Rollovers and Transfers)
Calculation of Accumulation Unit Values
Net Investment Factor
Calculation of Variable Income Payments
Calculation of Annuity Unit Values
General Matters
Incontestability
Settlements
Safekeeping of the Variable Account’s Assets
Tax Reserves
Experts
Financial Statements

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

88 PROSPECTUS

APPENDIX A	ALLSTATE
ADVISOR CONTRACT COMPARISON CHART

Feature	Advisor	Advisor Plus	Advisor Preferred
			5-year Withdrawal	3-year Withdrawal	No Withdrawal
			Charge Option	Charge Option	Charge Option
FIXED ACCOUNT OPTIONS	- Standard Fixed Account Option with1, 3, 5, and 7 year Guarantee Periods - Dollar Cost Averaging Fixed Account Options with 3 to 12 month Transfer Periods	- Dollar Cost Averaging Fixed Account Options with 3 to 12 month Transfer Periods	- Dollar Cost Averaging Fixed Account Options with 3 to 12 month Transfer Periods	- Dollar Cost Averaging Fixed Account Options with 3 to 12 month Transfer Periods	None

CREDIT ENHANCEMENT	None	up to 5% depending on issue age and amount of purchase payments	None	None	None

MORTALITY AND EXPENSE RISK CHARGE (BASE CONTRACT)	1.10%	1.40%	1.40%	1.50%	1.60%

WITHDRAWAL CHARGE (% OF PURCHASE PAYMENT)	7/ 7/ 6/ 5/ 4/ 3/ 2	8.5/ 8.5/ 8.5/ 7.5/ 6.5/ 5.5/ 4/2.5	7/ 6/ 5/ 4/ 3	7/ 6/ 5	None

89 PROSPECTUS

APPENDIX B	EXAMPLE
OF CALCULATION OF INCOME PROTECTION BENEFIT

Appendix B illustrates how we calculate the amount guaranteed under the Income Protection Benefit Option. Please remember that you are looking at an example only. Please also remember that the Income Protection Benefit Option may only be added to Income Plans 1 and/or 2, and only to those Income Plans for which you have selected variable income payments.

To illustrate the calculation of the amount guaranteed under the Income Protection Benefit Option, we assume the following:

Adjusted age of Annuitant on the Payout Start Date:	65
Sex of Annuitant:	male
Income Plan selected:	1
Payment frequency:	monthly
Amount applied to variable income payments under the Income Plan:	$100,000.00

The example assumes that the withdrawal charge period has expired for all purchase payments. In accordance with the terms of the Contract, the following additional assumptions apply:

Assumed investment rate:	3%
Guaranteed minimum variable income payment:	85% of the initial variable amount income value

STEP 1 - CALCULATION OF THE INITIAL VARIABLE AMOUNT INCOME VALUE:

Using the assumptions stated above, the initial monthly income payment is $5.49 per $1,000 applied to variable income payments under Income Plan 1. Therefore, the initial variable amount income value = $100,000 X $5.49/1000 = $549.00.

STEP 2 - CALCULATION OF THE AMOUNT GUARANTEED UNDER THE INCOME PROTECTION BENEFIT OPTION:

Guaranteed minimum variable income payment = 85% X initial variable amount income value = 85% X $549.00 = $466.65.

STEP 3 - ILLUSTRATION OF THE EFFECT OF THE MINIMUM PAYMENT GUARANTEE UNDER THE INCOME PROTECTION BENEFIT OPTION:

If in any month your variable income payments would fall below the amount guaranteed under the Income Protection Benefit Option, your payment for that month will equal the guaranteed minimum variable income payment. For example, you would receive $466.65 even if the amount of your monthly income payment would have been less than that as a result of declining investment experience. On the other hand, if your monthly income payment is greater than the minimum guaranteed $466.65, you would receive the greater amount.

90 PROSPECTUS

APPENDIX C	WITHDRAWAL
ADJUSTMENT EXAMPLE - INCOME BENEFITS*

Issue Date: January 1, 2003

Initial Purchase Payment: $50,000 (For ALLSTATE ADVISOR PLUS CONTRACTS, assume a $2,000 Credit Enhancement would apply assuming issue age 85 or younger (a $1,000 Credit Enhancement would apply assuming issue age 86-90))

					Income Benefit Amount 5%

					Roll-Up Value
		Beginning		Contract	Maximum
	Type of	Contract	Transaction	Value After	Anniversary	Advisor and
Date	Occurrence	Value	Amount	Occurrence	Value	Preferred	Plus
1/1/04	Contract Anniversary	$55,000	—	$55,000	$55,000	$52,500	$54,600
7/1/04	Partial Withdrawal	$60,000	$15,000	$45,000	$41,250	$40,176	$40,859

The following shows how we compute the adjusted income benefits in the example above. Please note that the withdrawal adjustment reduces the Maximum Anniversary Value by the same proportion as the withdrawal reduces the Contract Value. The withdrawal adjustment reduces the 5% Roll-Up Value part dollar-for-dollar and part proportionally.

		Advisor and Preferred	Plus
MAXIMUM ANNIVERSARY VALUE INCOME BENEFIT
Partial Withdrawal Amount	(a)	$15,000	$15,000
Contract Value Immediately Prior to Partial Withdrawal	(b)	$60,000	$60,000
Value of Income Benefit Amount Immediately Prior to Partial Withdrawal	(c)	$55,000	$55,000
Withdrawal Adjustment	[(a)/(b)]*(c)	$13,750	$13,750
Adjusted Income Benefit		$41,250	$41,250
5% ROLL-UP VALUE INCOME BENEFIT
Partial Withdrawal Amount	(a)	$15,000	$15,000
STEP 1 - DOLLAR FOR DOLLAR PORTION
Contract Value Immediately Prior to Partial Withdrawal	(b)	$60,000	$60,000
Value of Income Benefit Amount Immediately Prior to Partial Withdrawal (assumes half years worth of interest on $52,500 and $54,600, respectively)	(c)	$53,786	$55,937
Partial Withdrawal Amount (Corridor = 5% of Roll-Up Value on 1/1/04)	(d)	$2,625	$2,730
Dollar for Dollar Withdrawal Adjustment (discounted for a half year’s worth of interest)	(e) = (d) * 1.05 ^-0.5	$2,562	$2,664
Contract Value After Step 1	(b/’/) = (b) - (d)	$57,375	$57,270
Adjusted Income benefit After Step 1	(c/’/) = (c) - (e)	$51,224	$53,273
STEP 2 - PROPORTIONAL PORTION
Partial Withdrawal Amount	(a/’/) = (a)—(d)	$12,375	$12,270
Proportional Adjustment	(a/’/) / (b/’/) * (c/’/)	$11,048	$11,414
Contract Value After Step 2		$45,000	$45,000
Adjusted Income Benefit After Step 2		$40,176	$41,859

*

For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values and Maximum Anniversary Value for all Contracts, net of applicable fees and charges. Actual income benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the ALLSTATE ADVISOR PLUS CONTRACT. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.

91 PROSPECTUS

APPENDIX D	WITHDRAWAL
ADJUSTMENT EXAMPLE - DEATH BENEFITS*

Issue Date: January 1, 2004

Initial Purchase Payment: $50,000 (For ALLSTATE ADVISOR PLUS CONTRACTS, assume a $2,000 Credit Enhancement would apply assuming issue age 85 or younger (a $1,000 Credit Enhancement would apply assuming issue age 86-90))

					Death Benefit Amount
					Purchase
					Payment Value
		Beginning		Contract			Maximum
	Type of	Contract	Transaction	Value After	Advisor and		Anniversary
Date	Occurrence	Value	Amount	Occurrence	Preferred	Plus	Value
1/1/05	Contract Anniversary	$55,000		$55,000	$50,000	$52,000	$55,000
7/1/05	Partial Withdrawal	$60,000	$15,000	$45,000	$37,500	$39,000	$41,250

The following shows how we compute the adjusted death benefits in the example above. Please note that the withdrawal adjustment reduces the Purchase Payment Value and the Maximum Anniversary Value by the same proportion as the withdrawal reduces the Contract Value.

		Advisor and
		Preferred	Plus
PURCHASE PAYMENT VALUE DEATH BENEFIT
Partial Withdrawal Amount	(a)	$15,000	$15,000
Contract Value Immediately Prior to Partial Withdrawal	(b)	$60,000	$60,000
Value of Death Benefit Amount Immediately Prior to Partial Withdrawal	(c)	$50,000	$52,000
Withdrawal Adjustment	[(a)/(b)] * (c)
Adjusted Death Benefit		$37,500	$39,000
MAV DEATH BENEFIT
Partial Withdrawal Amount	(a)	$15,000	$15,000
Contract Value Immediately Prior to Partial Withdrawal	(b)	$60,000	$60,000
Value of Death Benefit Amount Immediately Prior to Partial Withdrawal	(c)	$55,000	$55,000
Withdrawal Adjustment	[(a)/(b)]*(c)	$13,750	$13,750
Adjusted Death Benefit		$41,250	$41,250

*

For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values and Maximum Anniversary Value for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the ALLSTATE ADVISOR PLUS CONTRACT. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.

92 PROSPECTUS

APPENDIX E - WITHDRAWAL ADJUSTMENT EXAMPLE - TRUERETURN ACCUMULATION BENEFIT*

Issue Date: January 2, 2004

Initial Purchase Payment: $50,000 (For ALLSTATE ADVISOR PLUS CONTRACTS, assume a $2,000 Credit Enhancement would apply assuming issue age 85 or younger (a $1,000 Credit Enhancement would apply assuming issue age 86-90))

Initial Benefit Base: $50,000 for ALLSTATE ADVISOR AND ALLSTATE ADVISOR PREFERRED CONTRACTS, $52,000 for ALLSTATE ADVISOR PLUS CONTRACTS (assuming issue age 85 or younger)

		Beginning		Contract	Benefit Base
	Type of	Contract	Transaction	Value After	Advisor and
Date	Occurrence	Value	Amount	Occurrence	Preferred	Plus
1/2/05	Contract Anniversary	$55,000		$55,000	$50,000	$52,000
7/2/05	Partial Withdrawal	$60,000	$15,000	$45,000	$37,500	$39,000

The following shows how we compute the adjusted Benefit Bases in the example above. Please note that the withdrawal reduces the Benefit Base by the same proportion as the withdrawal reduces the Contract Value.

		Advisor and
		Preferred	Plus
BENEFIT BASE
Partial Withdrawal Amount	(a)	$15,000	$15,000
Contract Value Immediately Prior to Partial Withdrawal	(b)	$60,000	$60,000
Value of Benefit Base Immediately Prior to Partial Withdrawal	(c)	$50,000	$52,000
Withdrawal Adjustment	[(a)/(b)] * (c)
Adjusted Death Benefit		$37,500	$39,000

*

For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values, net of applicable fees and charges for all Contracts. Actual Contract Values will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the ALLSTATE ADVISOR PLUS CONTRACT. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.

93 PROSPECTUS

APPENDIX F - SUREINCOME WITHDRAWAL BENEFIT OPTION CALCULATION EXAMPLES

Example 1: Assume you purchase an Allstate Variable Annuity contract with a $100,000 initial purchase payment and add the SureIncome Option at issue.

Your Benefit Base is $100,000, which is your initial purchase payment of $100,000.

Your Benefit Payment is $8,000, which is 8% of your initial purchase payment.

Your Benefit Payment Remaining for this Benefit Year is $8,000, which is equal to your Benefit Payment at the beginning of this Benefit Year.

Example 2: Assume Example 1 is continued and an additional purchase payment of $40,000 is made in the first Benefit Year.

The Benefit Base is increased to $140,000, which is your prior Benefit Base ($100,000) plus your additional purchase payment ($40,000).

The Benefit Payment is increased to $11,200, which is your prior Benefit Payment ($8,000) plus 8% of your additional purchase payment ($40,000).

The Benefit Payment Remaining is increased to $11,200, which is your Benefit Payment Remaining prior to your additional purchase payment ($8,000) plus 8% of your additional purchase payment ($40,000).

Example 3: Assume Example 1 is continued and a withdrawal of $8,000 is made during the first Benefit Year.

The Benefit Base is reduced to $92,000, which is your prior Benefit Base ($100,000) less your withdrawal ($8,000).

The Benefit Payment is unchanged and remains $8,000.

The Benefit Payment Remaining in the first Benefit Year is $0, which is your Benefit Payment Remaining prior to your withdrawal ($8,000) less your withdrawal ($8,000).

Example 4: Assume example 1 is continued and a withdrawal of $25,000 is made during the first Benefit Year. Assume the Contract Value prior to the withdrawal was $130,000. Because the $25,000 withdrawal is larger than the Benefit Payment Remaining, the Benefit Base and Benefit Payment will be recalculated according to applicable formulas.

The Benefit Base is reduced to $75,000, determined by the following calculation: the lesser of ($130,000 - $25,000) and ($100,000 - $25,000)=$75,000.

The Benefit Payment remains $8,000, determined by the following calculation: the lesser of ($8,000) and (8% X ($130,000-$25,000))=$8,000

There is no Benefit Payment Remaining because the withdrawal has reduced it to $0.

Example 5: Assume example 3 is continued and an additional withdrawal of $5,000 is taken in the same year (the first Benefit Year). Assume the Contract Value prior to the additional withdrawal was $60,000. Because the $5,000 withdrawal is larger than the Benefit Payment Remaining ($0), the Benefit Base and Benefit Payment will be recalculated according to applicable formulas.

The Benefit Base is reduced to $55,000, determined by the following calculation: the lesser of ($60,000 - $5,000) and ($92,000 - $5,000)=$55,000.

The Benefit Payment is reduced to $4,400, determined by the following formula: the lesser of ($8,000) and ((8% X ($60,000-$5,000))=$4,400.

The Benefit Payment Remaining is unchanged at $0.

Example 6: Assume example 5 is continued and an additional Purchase Payment of 40,000 is made in the same year (the first Benefit Year).

The Benefit Base is increased to $95,000, which is your prior Benefit Base ($55,000) plus your additional purchase payment ($40,000).

The Benefit Payment is increased to $7,600, which is your prior Benefit Payment ($4,400) plus 8% of your additional purchase payment ($40,000).

The Benefit Payment Remaining is increased to $3,200, which is your Benefit Payment Remaining prior to your additional purchase payment ($0) plus 8% of your additional purchase payment ($40,000).

94 PROSPECTUS

Example 7: Assume example 6 is continued and an additional withdrawal of $3,200 is taken in the same year (the first Benefit Year).

The Benefit Base is reduced to $91,800, which is your prior Benefit Base ($95,000) less your withdrawal ($3,200).

The Benefit Payment is unchanged and remains $7,600.

The Benefit Payment Remaining is reduced to $0, which is your Benefit Payment Remaining prior to your withdrawal ($3,200) less your withdrawal ($3,200).

95 PROSPECTUS

APPENDIX G - SUREINCOME PLUS WITHDRAWAL BENEFIT OPTION CALCULATION EXAMPLES

Example 1: Assume you purchase an Allstate Advisor contract with a $100,000 initial purchase payment and add the SureIncome Plus Option at issue.

Your Benefit Base is $100,000, which is your initial purchase payment of $100,000.

Your SureIncome ROP Death Benefit is $100,000, which is your initial purchase payment of $100,000.

Your Benefit Payment is $8,000, which is 8% of your initial purchase payment.

Your Benefit Payment Remaining for this Benefit Year is $8,000, which is equal to your Benefit Payment at the beginning of this Benefit Year.

Example 2: Assume Example 1 is continued and an additional purchase payment of $40,000 is made in the first Benefit Year.

The Benefit Base is increased to $140,000, which is your prior Benefit Base ($100,000) plus your additional purchase payment ($40,000).

The SureIncome ROP Death Benefit is increased to $140,000, which is your prior SureIncome ROP Death Benefit ($100,000) plus your additional purchase payment ($40,000).

The Benefit Payment is increased to $11,200, which is your prior Benefit Payment ($8,000) plus 8% of your additional purchase payment ($40,000).

The Benefit Payment Remaining is increased to $11,200, which is your Benefit Payment Remaining prior to your additional purchase payment ($8,000) plus 8% of your additional purchase payment ($40,000).

Example 3: Assume Example 1 is continued and a withdrawal of $8,000 is made during the first Benefit Year.

The Benefit Base is reduced to $92,000, which is your prior Benefit Base ($100,000) less your withdrawal ($8,000).

The SureIncome ROP Death Benefit is reduced to $92,000, which is your prior SureIncome ROP Death Benefit ($100,000) less your withdrawal ($8,000).

The Benefit Payment is unchanged and remains $8,000.

The Benefit Payment Remaining in the first Benefit Year is $0, which is your Benefit Payment Remaining prior to your withdrawal ($8,000) less your withdrawal ($8,000).

Example 4: Assume Example 1 is continued and a withdrawal of $25,000 is made during the first Benefit Year. Assume the Contract Value prior to the withdrawal was $130,000. Because the $25,000 withdrawal is larger than the Benefit Payment Remaining, the Benefit Base, the SureIncome ROP Death Benefit and Benefit Payment will be recalculated according to applicable formulas.

The Benefit Base is reduced to $75,000, determined by the following calculation: the lesser of ($130,000 - $25,000) and ($100,000 - $25,000)=$75,000.

The SureIncome ROP Death Benefit is reduced to $75,000, determined by the following calculation: the lesser of ($130,000 - $25,000) and ($100,000 - $25,000)=$75,000.

The Benefit Payment remains $8,000, determined by the following calculation: the lesser of ($8,000) and (8% X ($130,000-$25,000))=$8,000

There is no Benefit Payment Remaining because the withdrawal has reduced it to $0.

96 PROSPECTUS

Example 5: Assume Example 3 is continued and an additional withdrawal of $5,000 is taken in the same year (the first Benefit Year). Assume the Contract Value prior to the additional withdrawal was $60,000. Because the $5,000 withdrawal is larger than the Benefit Payment Remaining ($0), the Benefit Base and Benefit Payment will be recalculated according to applicable formulas.

The Benefit Base is reduced to $55,000, determined by the following calculation: the lesser of ($60,000 - $5,000) and ($92,000 - $5,000)=$55,000.

The SureIncome ROP Death Benefit is reduced to $55,000, determined by the following calculation: the lesser of ($60,000 - $5,000) and ($92,000 - $5,000)=$55,000.

The Benefit Payment is reduced to $4,400, determined by the following formula: the lesser of ($8,000) and ((8% X ($60,000-$5,000))=$4,400.

The Benefit Payment Remaining is unchanged at $0.

Example 6: Assume Example 5 is continued and an additional Purchase Payment of 40,000 is made in the same year (the first Benefit Year).

The Benefit Base is increased to $95,000, which is your prior Benefit Base ($55,000) plus your additional purchase payment ($40,000).

The SureIncome ROP Death Benefit is increased to $95,000, which is your prior SureIncome ROP Death Benefit ($55,000) plus your additional purchase payment ($40,000).

The Benefit Payment is increased to $7,600, which is your prior Benefit Payment ($4,400) plus 8% of your additional purchase payment ($40,000).

The Benefit Payment Remaining is increased to $3,200, which is your Benefit Payment Remaining prior to your additional purchase payment ($0) plus 8% of your additional purchase payment ($40,000).

Example 7: Assume Example 6 is continued and an additional withdrawal of $3,200 is taken in the same year (the first Benefit Year).

The Benefit Base is reduced to $91,800, which is your prior Benefit Base ($95,000) less your withdrawal ($3,200).

The SureIncome ROP Death Benefit is reduced to $91,800, which is your prior SureIncome ROP Death Benefit ($95,000) less your withdrawal ($3,200).

The Benefit Payment is unchanged, because the amount withdrawn does not exceed the Benefit Payment Remaining, and remains $7,600.

The Benefit Payment Remaining is reduced to $0, which is your Benefit Payment Remaining prior to your withdrawal ($3,200) less your withdrawal ($3,200).

Example 8: Assume Example 1 is continued and on the first Contract Anniversary the Contract Value prior to deduction of annual fees is $160,000.

The SureIncome Plus Option Fee is $650, which is 0.65% X the Benefit Base ($100,000) prior to updating the Benefit Base based on the Contract Value on the Contract Anniversary.

The final Contract Value is $159,350, which the Contract Value on the Contract Anniversary after deduction of annual fees (assume SureIncome Plus Option Fee is the only annual fee applicable).

The Benefit Base is increased to $159,350, which is the greater of your current Benefit Base ($100,000) and the final Contract Value on the Contract Anniversary ($159,350).

97 PROSPECTUS

The SureIncome ROP Death Benefit remains $100,000.

The Benefit Payment is increased to $12,748, which is the greater of your current Benefit Payment ($8,000) and 8% X the final Contract Value on the Contract Anniversary ($159,350).

The Benefit Payment Remaining is updated to $12,748, which is the Benefit Payment on the Contract Anniversary.

Example 9: Assume Example 8 is continued, no withdrawals or purchase payments are applied during the second Contract Year and on the second Contract Anniversary the Contract Value prior to deduction of annual fees is $60,000.

The SureIncome Plus Option Fee is $1,035.78, which is 0.65% X the Benefit Base ($159,350) prior to updating the Benefit Base based on the Contract Value on the Contract Anniversary.

The final Contract Value is $58,964.22, which the Contract Value on the Contract Anniversary after deduction of annual fees (assume SureIncome Plus Option Fee is the only annual fee applicable).

The Benefit Base remains $159,350, which is the greater of your current Benefit Base ($159,350) and the final Contract Value on the Contract Anniversary ($58,964.22).

The SureIncome ROP Death Benefit remains $100,000.

The Benefit Payment is remains $12,748, which is the greater of your current Benefit Payment $12,748 and 8% X the final Contract Value on the Contract Anniversary ($58,964.22).

The Benefit Payment Remaining is updated to $12,748, which is the Benefit Payment on the Contract Anniversary.

98 PROSPECTUS

APPENDIX H- SUREINCOME FOR LIFE WITHDRAWAL BENEFIT OPTION CALCULATION EXAMPLES

Example 1: Assume you purchase an Allstate Advisor contract with $100,000 initial purchase payment, are attained age 55 at issue, and add the SureIncome For Life Option at issue (you are the SureIncome Covered Life).

Your Benefit Base is $100,000, which is your initial purchase payment of $100,000.

Your SureIncome ROP Death Benefit is $100,000, which is your initial purchase payment of $100,000.

Your Benefit Payment is $4,000, which is 4% of your initial purchase payment.

Your Benefit Payment Remaining for this Benefit Year is $4,000, which is equal to your Benefit Payment at the beginning of this Benefit Year.

Note: The Benefit Payment remains $4,000 until you turn age 60 (as long as the Contract Value on any of the prior Contract Anniversaries have not caused any of the guarantees under the Option to be updated). At that point, if no withdrawals have been taken, your Benefit Payment & Benefit Payment Remaining are updated to 5% X current Benefit Base ($5,000 = 5% X $100,000, assuming your Benefit Base is still $100,000).

Example 2: Assume Example 1 is continued and an additional purchase payment of $40,000 is made in the first Benefit Year.

The Benefit Base is increased to $140,000, which is your prior Benefit Base ($100,000) plus your additional purchase payment ($40,000).

The SureIncome ROP Death Benefit is increased to $140,000, which is your prior SureIncome ROP Death Benefit ($100,000) plus your additional purchase payment ($40,000).

The Benefit Payment is increased to $5,600, which is your prior Benefit Payment ($4,000) plus 4% of your additional purchase payment ($40,000).

The Benefit Payment Remaining is increased to $5,600, which is your prior Benefit Payment Remaining ($4,000) plus 4% of your additional purchase payment ($40,000).

Note: The Benefit Payment remains $5,600 until you turn age 60 (for the purposes of this example it is assumed the maximum anniversary value on any of the prior Contract Anniversaries has not increased the Benefit Payment). At that point, if no withdrawals have been taken, your Benefit Payment & Benefit Payment Remaining are updated to 5% X current Benefit Base ($7,000 = 5% X $140,000, assuming your Benefit Base is still $140,000).

Example 3a: Assume Example 1 is continued and the first withdrawal, equal to $4,000, is made during the first Benefit Year.

The Benefit Base is reduced to $96,000, which is your prior Benefit Base ($100,000) less your withdrawal ($4,000).

The SureIncome ROP Death Benefit is reduced to $96,000, which is your prior SureIncome ROP Death Benefit ($100,000) less your withdrawal ($4,000).

The Benefit Payment is unchanged and remains $4,000.

The Benefit Payment Remaining in the first Benefit Year is $0, which is your Benefit Payment Remaining prior to your withdrawal ($4,000) less your withdrawal ($4,000).

Note: The Withdrawal Benefit Factor is locked at 4% because the age at first withdrawal is age 55.

99 PROSPECTUS

Example 3b: Assume Example 1 is continued and the first withdrawal, equal to $5,000, is made during the sixth Benefit Year and you have attained age 60 (assume the Contract Values have not increased any SureIncome For Life Option guarantees on any prior Contract Anniversaries).

The Benefit Base is reduced to $95,000, which is your prior Benefit Base ($100,000) less your withdrawal ($5,000).

The SureIncome ROP Death Benefit is reduced to $95,000, which is your prior SureIncome ROP Death Benefit ($100,000) less your withdrawal ($5,000).

Because the first withdrawal occurs at attained age 60, the Benefit Payment and Benefit Payment Remaining prior to the withdrawal are updated to 5% X current Benefit Base (5% X $100,000 = $5,000).

The Benefit Payment remains $5,000 after withdrawal.

The Benefit Payment Remaining in the first Benefit Year is $0, which is your Benefit Payment Remaining prior to your withdrawal ($5,000) less your withdrawal ($5,000).

Note: The Withdrawal Benefit Factor is locked at 5% because the age at first withdrawal is age 60.

Example 3c: Assume Example 1 is continued and the first withdrawal, equal to $6,000, is made during the sixteenth Benefit Year and you have attained age 70 (assume the Contract Values have not increased any SureIncome For Life Option guarantees on any prior Contract Anniversaries).

The Benefit Base is reduced to $94,000, which is your prior Benefit Base ($100,000) less your withdrawal ($6,000).

The SureIncome ROP Death Benefit is reduced to $94,000, which is your prior SureIncome ROP Death Benefit ($100,000) less your withdrawal ($6,000).

Because the first withdrawal occurs at attained age 70, the Benefit Payment and Benefit Payment Remaining prior to the withdrawal are updated to 6% X current Benefit Base (6% X $100,000 = $6,000).

The Benefit Payment remains $6,000 after withdrawal.

The Benefit Payment Remaining in the first Benefit Year is $0, which is your Benefit Payment Remaining prior to your withdrawal ($6,000) less your withdrawal ($6,000).

Note: The Withdrawal Benefit Factor is locked at 6% because the age at first withdrawal is age 70.

Example 4a: Assume Example 1 is continued and a withdrawal of $25,000 is made during the first Benefit Year. Assume the Contract Value prior to the withdrawal was $130,000. Because the $25,000 withdrawal is larger than the Benefit Payment Remaining, the Benefit Base, the SureIncome ROP Death Benefit and Benefit Payment will be recalculated according to applicable formulas.

The Benefit Base is reduced to $75,000, determined by the following calculation: the lesser of ($130,000 - $25,000) and ($100,000 - $25,000)=$75,000.

The SureIncome ROP Death Benefit is reduced to $75,000, determined by the following calculation: the lesser of ($130,000 - $25,000) and ($100,000 - $25,000)=$75,000.

The Benefit Payment is reduced to $3,000, determined by the following calculation: the lesser of ($4,000) and (4% X $75,000)=$3,000.

There is no Benefit Payment Remaining because the withdrawal has reduced it to $0.

Note: The Withdrawal Benefit Factor is locked at 4% because the age at first withdrawal is age 55.

100 PROSPECTUS

Example 4b: Assume Example 1 is continued and a withdrawal of $25,000 is made during the sixth Benefit Year (assume the Contract Values have not increased any SureIncome For Life Option guarantees on any prior Contract Anniversaries). Assume the Contract Value prior to the withdrawal was $130,000. Because the $25,000 withdrawal is larger than the Benefit Payment Remaining, the Benefit Base, the SureIncome ROP Death Benefit and Benefit Payment will be recalculated according to applicable formulas.

The Benefit Base is reduced to $75,000, determined by the following calculation: the lesser of ($130,000 - $25,000) and ($100,000 - $25,000)=$75,000.

The SureIncome ROP Death Benefit is reduced to $75,000, determined by the following calculation: the lesser of ($130,000 - $25,000) and ($100,000 - $25,000)=$75,000.

Because the first withdrawal occurs at attained age 60, the Benefit Payment and Benefit Payment Remaining prior to the withdrawal are updated to 5% X current Benefit Base prior to the withdrawal (5% X $100,000 = $5,000).

The Benefit Payment is reduced to $3,750, determined by the following calculation: the lesser of ($5,000) and (5% X $75,000)=$3,750.

There is no Benefit Payment Remaining because the withdrawal has reduced it to $0.

Note: The Withdrawal Benefit Factor is locked at 5% because the age at first withdrawal is age 60.

Example 5: Assume Example 3a is continued and an additional withdrawal of $5,000 is taken in the same year (the first Benefit Year). Assume the Contract Value prior to the additional withdrawal was $60,000. Because the $5,000 withdrawal is larger than the Benefit Payment Remaining ($0), the Benefit Base and Benefit Payment will be recalculated according to applicable formulas.

The Benefit Base is reduced to $55,000, determined by the following calculation: the lesser of ($60,000 - $5,000) and ($96,000 - $5,000)=$55,000.

The SureIncome ROP Death Benefit is reduced to $55,000, determined by the following calculation: the lesser of ($60,000 - $5,000) and ($96,000 - $5,000)=$55,000.

The Benefit Payment is reduced to $2,200, determined by the following formula: the lesser of ($4,000) and (4% X $55,000)=$2,200.

Example 6: Assume Example 5 is continued and an additional Purchase Payment of 40,000 is made in the same year (the first Benefit Year).

The Benefit Base is increased to $95,000, which is your prior Benefit Base ($55,000) plus your additional purchase payment ($40,000).

The SureIncome ROP Death Benefit is increased to $95,000, which is your prior SureIncome ROP Death Benefit ($55,000) plus your additional purchase payment ($40,000).

The Benefit Payment is increased to $3,800, which is your prior Benefit Payment ($2,200) plus 4% of your additional purchase payment ($40,000).

The Benefit Payment Remaining is increased to $1,600, which is your Benefit Payment Remaining prior to your additional purchase payment ($0) plus 4% of your additional purchase payment ($40,000).

Example 7: Assume Example 6 is continued and an additional withdrawal of $1,600 is taken in the same year (the first Benefit Year).

101 PROSPECTUS

The Benefit Base is reduced to $93,400, which is your prior Benefit Base ($95,000) less your withdrawal ($1,600).

The SureIncome ROP Death Benefit is reduced to $93,400, which is your prior SureIncome ROP Death Benefit ($95,000) less your withdrawal ($1,600).

The Benefit Payment is unchanged and remains $3,800.

The Benefit Payment Remaining is reduced to $0, which is your Benefit Payment Remaining prior to your withdrawal ($1,600) less your withdrawal ($1,600).

Example 8: Assume Example 1 is continued and on the first Contract Anniversary the Contract Value prior to deduction of annual fees is $160,000.

The SureIncome For Life Option Fee is $650, which is 0.65% X the Benefit Base ($100,000) prior to updating the Benefit Base based on the Contract Value on the Contract Anniversary.

The final Contract Value is $159,350, which the Contract Value on the Contract Anniversary after deduction of annual fees (assume SureIncome For Life Option Fee is the only annual fee applicable).

The Benefit Base is increased to $159,350, which is the greater of your current Benefit Base ($100,000) and the final Contract Value on the Contract Anniversary ($159,350).

The SureIncome ROP Death Benefit remains $100,000.

The Benefit Payment is increased to $6,374, which is the greater of your current Benefit Payment ($4,000) and 4% of the final Contract Value on the Contract Anniversary ($159,350).

The Benefit Payment Remaining is updated to $6,374, which is the Benefit Payment on the Contract Anniversary.

Note: The Benefit Payment remains $6,374 until you turn age 60 (as long as the Contract Values on any of the prior Contract Anniversaries have not caused any of the guarantees under the Option to be updated). At that point, if no withdrawals have been taken, your Benefit Payment and Benefit Payment Remaining are updated to 5% X current Benefit Base ($7,967.50 = 5% X $159,350, assuming your Benefit Base is still $159,350).

Example 9: Assume Example 8 is continued, no withdrawals or purchase payments are applied during the second Contract Year and on the second Contract Anniversary the Contract Value prior to deduction of annual fees is $60,000.

The SureIncome For Life Option Fee is $1,035.78, which is 0.65% X the Benefit Base ($159,350) prior to updating for the Benefit Base based on the Contract Value on the Contract Anniversary.

The final Contract Value is $58,964.22, which the Contract Value on the Contract Anniversary after deduction of annual fees (assume SureIncome For Life Option Fee is the only annual fee applicable).

The Benefit Base is remains $159,350, which is the greater of your current Benefit Base ($159,350) and the final Contract Value on the Contract Anniversary ($58,964.22).

The SureIncome ROP Death Benefit remains $100,000.

The Benefit Payment is remains $6,374, which is the greater of your current Benefit Payment $6,374 and 4% X the final Contract Value on the Contract Anniversary ($58,964.22).

The Benefit Payment Remaining is updated to $6,374, which is the Benefit Payment on the Contract Anniversary.

102 PROSPECTUS

APPENDIX I- ACCUMULATION UNIT VALUES

ALLSTATE ADVISOR CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)

For the Years Beginning January 1 * and Ending December 31,	2003	2004	2005	2006
SUB-ACCOUNTS
FIDELITY VIP CONTRAFUND(R) - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.291
Number of Units Outstanding, End of Period	—	—	—	33,214
FIDELITY VIP FREEDOM 2010 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.483
Number of Units Outstanding, End of Period	—	—	—	8,203
FIDELITY VIP FREEDOM 2020 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.513
Number of Units Outstanding, End of Period	—	—	—	14,234
FIDELITY VIP FREEDOM 2030 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.522
Number of Units Outstanding, End of Period	—	—	—	27,421
FIDELITY VIP FREEDOM INCOME - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.373
Number of Units Outstanding, End of Period	—	—	—	10,304
FIDELITY VIP GROWTH STOCK - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.766
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP INDEX 500 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.846
Number of Units Outstanding, End of Period	—	—	—	10,210
FIDELITY VIP MID CAP - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.899
Number of Units Outstanding, End of Period	—	—	—	14,280
FTVIP FRANKLIN GROWTH AND INCOME SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.740	$13.475	$14.713	$15.034
Accumulation Unit Value, End of Period	$13.475	$14.713	$15.034	$17.328
Number of Units Outstanding, End of Period	58,990	204,875	249,220	249,784
FTVIP FRANKLIN INCOME SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.263	$11.297
Accumulation Unit Value, End of Period	—	$11.263	$11.297	$13.185
Number of Units Outstanding, End of Period	—	90,650	352,987	485,892
FTVIP FRANKLIN LARGE CAP GROWTH SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.533	$10.508
Accumulation Unit Value, End of Period	—	$10.533	$10.508	$11.503
Number of Units Outstanding, End of Period	—	15,224	226,041	454,993

103 PROSPECTUS

FTVIP FRANKLIN SMALL CAP VALUE SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.082	$14.653	$17.899	$19.217
Accumulation Unit Value, End of Period	$14.653	$17.899	$19.217	$22.191
Number of Units Outstanding, End of Period	20,758	73,560	121,469	148,755
FTVIP FRANKLIN U.S. GOVERNMENT - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.274	$10.385
Accumulation Unit Value, End of Period	—	$10.274	$10.385	$10.664
Number of Units Outstanding, End of Period	—	61,845	142,464	154,245
FTVIP MUTUAL DISCOVERY SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$11.041
Number of Units Outstanding, End of Period	—	—	—	26,169
FTVIP MUTUAL SHARES SECURITIES CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.640	$12.765	$14.192	$15.488
Accumulation Unit Value, End of Period	$12.765	$14.192	$15.488	$18.099
Number of Units Outstanding, End of Period	34,079	195,876	258,478	313,456
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.720	$16.979	$20.902	$26.292
Accumulation Unit Value, End of Period	$16.979	$20.902	$26.292	$33.244
Number of Units Outstanding, End of Period	3,105	13,956	39,080	58,176
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.417	$13.683	$16.009	$17.410
Accumulation Unit Value, End of Period	$13.683	$16.009	$17.410	$20.872
Number of Units Outstanding, End of Period	16,509	75,252	152,336	256,226
LORD ABBETT SERIES - ALL VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.920	$11.529
Accumulation Unit Value, End of Period	—	$10.920	$11.529	$13.047
Number of Units Outstanding, End of Period	—	5,908	70,091	70,681
LORD ABBETT SERIES - BOND-DEBENTURE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.370	$10.371
Accumulation Unit Value, End of Period	—	$10.370	$10.371	$11.192
Number of Units Outstanding, End of Period	—	16,840	137,358	238,359
LORD ABBETT SERIES - GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.904	$11.114
Accumulation Unit Value, End of Period	—	$10.904	$11.114	$12.866
Number of Units Outstanding, End of Period	—	2,850	68,510	103,183
LORD ABBETT SERIES - GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.153	$11.518
Accumulation Unit Value, End of Period	—	$11.153	$11.518	$12.268
Number of Units Outstanding, End of Period	—	2,040	42,489	74,276
LORD ABBETT SERIES - MID-CAP VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.136	$11.896
Accumulation Unit Value, End of Period	—	$11.136	$11.896	$13.179
Number of Units Outstanding, End of Period	—	11,776	127,566	161,613
OPPENHEIMER MIDCAP/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.377	$12.468	$14.698	$16.248
Accumulation Unit Value, End of Period	$12.468	$14.698	$16.248	$16.472
Number of Units Outstanding, End of Period	14,742	39,543	69,893	73,626
OPPENHEIMER BALANCED/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.147	$13.176	$14.280	$14.614
Accumulation Unit Value, End of Period	$13.176	$14.280	$14.614	$15.992
Number of Units Outstanding, End of Period	17,774	106,902	171,764	164,315
OPPENHEIMER CORE BOND/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.118	$10.221
Accumulation Unit Value, End of Period	—	$10.118	$10.221	$10.587
Number of Units Outstanding, End of Period	—	9,042	85,100	290,016

104 PROSPECTUS

OPPENHEIMER CAPITAL APPRECIATION/VA SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$12.323	$12.968	$13.424
Accumulation Unit Value, End of Period	$12.323	$12.968	$13.424	$14.269
Number of Units Outstanding, End of Period	27,656	148,966	319,252	390,056
OPPENHEIMER GLOBAL SECURITIES/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.118	$14.323	$16.808	$18.924
Accumulation Unit Value, End of Period	$14.323	$16.808	$18.924	$21.924
Number of Units Outstanding, End of Period	17,567	47,640	58,863	61,221
OPPENHEIMER HIGH INCOME/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.773	$13.039	$13.995	$14.092
Accumulation Unit Value, End of Period	$13.039	$13.995	$14.092	$15.194
Number of Units Outstanding, End of Period	10,440	131,945	314,552	212,033
OPPENHEIMER MAIN STREET(R)/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.500	$12.713	$13.696	$14.296
Accumulation Unit Value, End of Period	$12.713	$13.696	$14.296	$16.195
Number of Units Outstanding, End of Period	43,584	255,471	439,401	531,790
OPPENHEIMER MAIN STREET SMALL CAP(R)/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.751	$14.755	$17.358	$18.799
Accumulation Unit Value, End of Period	$14.755	$17.358	$18.799	$21.278
Number of Units Outstanding, End of Period	24,204	64,945	127,792	141,076
OPPENHEIMER STRATEGIC BOND/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.287	$12.213	$13.072	$13.224
Accumulation Unit Value, End of Period	$12.213	$13.072	$13.224	$13.998
Number of Units Outstanding, End of Period	23,303	269,539	543,077	659,028
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.720	$12.158	$12.986	$13.332
Accumulation Unit Value, End of Period	$12.158	$12.986	$13.332	$14.729
Number of Units Outstanding, End of Period	17,417	65,976	89,388	90,569
PUTNAM VT GLOBAL ASSET ALLOCATION - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.789	$12.510	$13.473	$14.227
Accumulation Unit Value, End of Period	$12.510	$13.473	$14.227	$15.850
Number of Units Outstanding, End of Period	2,281	34,642	67,444	67,243
PUTNAM VT GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.032	$13.589	$14.904	$15.482
Accumulation Unit Value, End of Period	$13.589	$14.904	$15.482	$17.714
Number of Units Outstanding, End of Period	21,749	72,698	98,556	101,400
PUTNAM VT HEALTH SCIENCES - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.270	$11.373	$12.026	$13.438
Accumulation Unit Value, End of Period	$11.373	$12.026	$13.438	$13.636
Number of Units Outstanding, End of Period	4,093	15,886	14,094	13,339
PUTNAM VT HIGH YIELD - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.907	$13.428	$14.652	$14.911
Accumulation Unit Value, End of Period	$13.428	$14.652	$14.911	$16.269
Number of Units Outstanding, End of Period	6,926	62,680	101,492	116,014
PUTNAM VT INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.393	$10.507	$10.832	$10.945
Accumulation Unit Value, End of Period	$10.507	$10.832	$10.945	$11.292
Number of Units Outstanding, End of Period	25,216	96,425	294,829	480,980
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.612	$13.465	$15.444	$17.105
Accumulation Unit Value, End of Period	$13.465	$15.444	$17.105	$21.566
Number of Units Outstanding, End of Period	3,250	18,763	49,125	80,987
PUTNAM VT INVESTORS - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.729	$13.072	$14.534	$15.611
Accumulation Unit Value, End of Period	$13.072	$14.534	$15.611	$17.558
Number of Units Outstanding, End of Period	4,343	11,554	12,551	17,643

105 PROSPECTUS

PUTNAM VT MONEY MARKET - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.972	$9.914	$9.851	$9.970
Accumulation Unit Value, End of Period	$9.914	$9.851	$9.970	$10.274
Number of Units Outstanding, End of Period	124,377	180,337	437,614	602,160
PUTNAM VT NEW OPPORTUNITIES - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.018	$13.580	$14.787	$16.056
Accumulation Unit Value, End of Period	$13.580	$14.787	$16.056	$17.206
Number of Units Outstanding, End of Period	6,471	10,856	9.666	7,549
PUTNAM VT NEW VALUE - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.361	$14.664	$16.708	$17.465
Accumulation Unit Value, End of Period	$14.664	$16.708	$17.465	$20.001
Number of Units Outstanding, End of Period	7,023	33,181	84,531	132,165
PUTNAM VT RESEARCH - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.879	$13.177	$13.990	$14.502
Accumulation Unit Value, End of Period	$13.177	$13.990	$14.502	$15.935
Number of Units Outstanding, End of Period	9,046	26,263	23,993	18,381
PUTNAM VT UTILITIES GROWTH AND INCOME - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.687	$14.145	$16.978	$18.197
Accumulation Unit Value, End of Period	$14.145	$16.978	$18.197	$22.819
Number of Units Outstanding, End of Period	1,786	10,197	9.745	8,681
PUTNAM VT VISTA - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.836	$13.646	$15.976	$17.687
Accumulation Unit Value, End of Period	$13.646	$15.976	$17.687	$18.411
Number of Units Outstanding, End of Period	2,838	13,285	14,350	13,853
PUTNAM VT VOYAGER - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.616	$12.475	$12.934	$13.494
Accumulation Unit Value, End of Period	$12.475	$12.934	$13.494	$14.045
Number of Units Outstanding, End of Period	29,535	74,604	86,905	91,739
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT(2)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.153	$12.233
Accumulation Unit Value, End of Period	—	$11.153	$12.233	$12.670
Number of Units Outstanding, End of Period	—	28,174	27,668	26,840
VAN KAMPEN LIT COMSTOCK, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.366	$11.681
Accumulation Unit Value, End of Period	—	$11.366	$11.681	$13.381
Number of Units Outstanding, End of Period	—	44,186	135,540	171,586
VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.964	$11.811	$12.448	$13.227
Accumulation Unit Value, End of Period	$11.811	$12.448	$13.227	$13.399
Number of Units Outstanding, End of Period	5,598	30,064	38,810	46,544
VAN KAMPEN LIT GROWTH AND INCOME, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.816	$13.437	$15.137	$16.394
Accumulation Unit Value, End of Period	$13.437	$15.137	$16.394	$18.769
Number of Units Outstanding, End of Period	39,792	106,341	167,728	177,242
VAN KAMPEN LIT MONEY MARKET, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$9.925	$10.036
Accumulation Unit Value, End of Period	$10.000	$9.925	$10.036	$10.319
Number of Units Outstanding, End of Period	0	208,908	340,664	338,945
VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$12.333	$13.960	$15.169	$16.791
Accumulation Unit Value, End of Period	$13.960	$15.169	$16.791	$18.365
Number of Units Outstanding, End of Period	922	67,937	116,777	122,247
VAN KAMPEN UIF EQUITY AND INCOME, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.989	$11.648
Accumulation Unit Value, End of Period	—	$10.989	$11.648	$12.945
Number of Units Outstanding, End of Period	—	20,456	41,373	52,902

106 PROSPECTUS

VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.785	$12.319
Accumulation Unit Value, End of Period	—	$10.785	$12.319	$12.660
Number of Units Outstanding, End of Period	—	29,966	26,362	30,235
VAN KAMPEN UIF EQUITY GROWTH, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.760	$12.265
Accumulation Unit Value, End of Period	—	$10.760	$12.265	$12.569
Number of Units Outstanding, End of Period	—	6,727	15,223	15,927
VAN KAMPEN UIF GLOBAL FRANCHISE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$11.131	$12.304
Accumulation Unit Value, End of Period	$10.000	$11.131	$12.304	$14.758
Number of Units Outstanding, End of Period	0	19,501	52,890	66,834
VAN KAMPEN UIF MID CAP GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.853
Number of Units Outstanding, End of Period	—	—	—	72,549
VAN KAMPEN UIF SMALL COMPANY GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$13.621	$15.993	$17.821
Accumulation Unit Value, End of Period	$13.621	$15.993	$17.821	$19.674
Number of Units Outstanding, End of Period	7.395	18,457	18,900	19,969
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.330	$12.560
Accumulation Unit Value, End of Period	—	$11.330	$12.560	$14.965
Number of Units Outstanding, End of Period	—	74,414	72,194	65,277
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.323	$12.535
Accumulation Unit Value, End of Period	—	$11.323	$12.535	$14.926
Number of Units Outstanding, End of Period	—	33,800	42,062	67,126
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$11.420	$14.601	$19.611	$22.602
Accumulation Unit Value, End of Period	$14.601	$19.611	$22.602	$30.715
Number of Units Outstanding, End of Period	10,478	101,563	158,418	141,598

*

The Allstate Advisor Contracts and all of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Contracts on May 1, 2003, except for the Van Kampen LIT Money Market, Class II Sub-Account and Van Kampen UIF Global Franchise, Class II Sub-Account, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities - Class 2 Sub-Account, FTVIP Franklin U.S. Government - Class 2 Sub-Account, Van Kampen LIT Aggressive Growth, Class II Sub-Account, Van Kampen LIT Comstock, Class II Sub-Account, Van Kampen UIF Equity and Income, Class II Sub-Account, Van Kampen UIF Equity Growth, Class I Sub-Account, Van Kampen UIF Equity Growth, Class II Sub-Account, Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account and Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account, which were first offered under the Contracts on May 1, 2004, the FTVIP Franklin Large Cap Growth Securities - Class 2 Sub-Account, Lord Abbett Series - All Value Sub-Account, Lord Abbett Series - Bond-Debenture Sub-Account, Lord Abbett Series - Growth and Income Sub-Account, Lord Abbett Series - Growth Opportunities Sub-Account, Lord Abbett Series - Mid-Cap Value Sub-Account and Oppenheimer Core Bond/VA - Service Shares Sub-Account, which were first offered under the Contracts on October 1, 2004, and the Fidelity VIP Contrafund(R) - Service Class 2 Sub-Account, Fidelity VIP Freedom 2010 - Service Class 2 Sub-Account, Fidelity VIP Freedom 2020 - Service Class 2 Sub-Account, Fidelity VIP Freedom 2030 - Service Class 2 Sub-Account, Fidelity VIP Freedom Income - Service Class 2 Sub-Account, Fidelity VIP Growth Stock - Service Class 2 Sub-Account, Fidelity VIP Index 500 - Service Class 2 Sub-Account, Fidelity VIP Mid Cap - Service Class 2 Sub-Account, FTVIP Mutual Discovery Securities - Class 2 Sub-Account and Van Kampen UIF Mid Cap Growth, Class II Sub-Account, which were first offered under the Contracts on May 1, 2006. No Accumulation Unit Values are shown for the Variable Sub-Accounts first offered December 31, 2003, May 1, 2004 and October 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.10% and an administrative expense charge of 0.19%.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences - Class IB Sub-Account, Putnam VT New Opportunities - Class IB Sub-Account, Putnam VT Research - Class IB Sub-Account and the Putnam VT Utilities Growth and Income - Class IB Sub-Account are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

107 PROSPECTUS

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity and Income, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

108 PROSPECTUS

ALLSTATE ADVISOR CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED*(WITH THE MAV DEATH BENEFIT OPTION)

For the Years Beginning January 1 * and Ending December 31,	2003	2004	2005	2006
SUB-ACCOUNTS FIDELITY VIP CONTRAFUND(R) - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.277
Number of Units Outstanding, End of Period	—	—	—	22,935
FIDELITY VIP FREEDOM 2010 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.469
Number of Units Outstanding, End of Period	—	—	—	1,433
FIDELITY VIP FREEDOM 2020 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.498
Number of Units Outstanding, End of Period	—	—	—	1,228
FIDELITY VIP FREEDOM 2030 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.507
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM INCOME - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.359
Number of Units Outstanding, End of Period	—	—	—	256
FIDELITY VIP GROWTH STOCK - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.753
Number of Units Outstanding, End of Period	—	—	—	1,276
FIDELITY VIP INDEX 500 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.831
Number of Units Outstanding, End of Period	—	—	—	9,165
FIDELITY VIP MID CAP - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.885
Number of Units Outstanding, End of Period	—	—	—	10,844
FTVIP FRANKLIN GROWTH AND INCOME SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.731	$13.446	$14.651	$14.941
Accumulation Unit Value, End of Period	$13.446	$14.651	$14.941	$17.185
Number of Units Outstanding, End of Period	20,540	172,132	234,629	215,679
FTVIP FRANKLIN INCOME SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.248	$11.259
Accumulation Unit Value, End of Period	—	$11.248	$11.259	$13.114
Number of Units Outstanding, End of Period	—	89,451	275,791	418,361
FTVIP FRANKLIN LARGE CAP GROWTH SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.528	$10.481
Accumulation Unit Value, End of Period	—	$10.528	$10.481	$11.451
Number of Units Outstanding, End of Period	—	9,855	122,582	267,833
FTVIP FRANKLIN SMALL CAP VALUE SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.073	$14.621	$17.823	$19.098
Accumulation Unit Value, End of Period	$14.621	$17.823	$19,098	$22.009
Number of Units Outstanding, End of Period	10,030	52,488	90,855	97,214

109 PROSPECTUS

FTVIP FRANKLIN U.S. GOVERNMENT - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.260	$10.350
Accumulation Unit Value, End of Period	—	$10.260	$10.350	$10.606
Number of Units Outstanding, End of Period	—	61,220	158,014	203,726
FTVIP MUTUAL DISCOVERY SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$11.026
Number of Units Outstanding, End of Period	—	—	—	5,933
FTVIP MUTUAL SHARES SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.631	$12.737	$14.133	$15.392
Accumulation Unit Value, End of Period	$12.737	$14.133	$15.392	$17.951
Number of Units Outstanding, End of Period	30,751	159,828	220,399	250,226
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.710	$16.942	$20.814	$26.129
Accumulation Unit Value, End of Period	$16.942	$20.814	$26.129	$32.971
Number of Units Outstanding, End of Period	1,499	15,609	25,841	27,162
FTVIP TEMPLETON FOREIGN SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.408	$13.653	$15.942	$17.302
Accumulation Unit Value, End of Period	$13.653	$15.942	$17.302	$20.700
Number of Units Outstanding, End of Period	7,941	38,894	97,038	184,754
LORD ABBETT SERIES - ALL VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.915	$11.500
Accumulation Unit Value, End of Period	—	$10.915	$11.500	$12.988
Number of Units Outstanding, End of Period	—	5,980	32,959	39,494
LORD ABBETT SERIES - BOND-DEBENTURE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.365	$10.345
Accumulation Unit Value, End of Period	—	$10.365	$10.345	$11.142
Number of Units Outstanding, End of Period	—	8,723	65,544	114,095
LORD ABBETT SERIES - GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.899	$11.086
Accumulation Unit Value, End of Period	—	$10.899	$11.086	$12.807
Number of Units Outstanding, End of Period	—	19,310	59,643	69,279
LORD ABBETT SERIES - GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.147	$11.489
Accumulation Unit Value, End of Period	—	$11.147	$11.489	$12.212
Number of Units Outstanding, End of Period	—	11,695	27,096	48,070
LORD ABBETT SERIES - MID-CAP VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.130	$11.866
Accumulation Unit Value, End of Period	—	$11.130	$11.866	$13.120
Number of Units Outstanding, End of Period	—	14,986	87,357	132,161
OPPENHEIMER MIDCAP/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.368	$12.440	$14.636	$16.147
Accumulation Unit Value, End of Period	$12.440	$14.636	$16.147	$16.337
Number of Units Outstanding, End of Period	8,808	26,200	44,900	48,854
OPPENHEIMER BALANCED/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.138	$13.148	$14.220	$14.523
Accumulation Unit Value, End of Period	$13.148	$14.220	$14.523	$15.861
Number of Units Outstanding, End of Period	6,449	83,539	142,544	131,475
OPPENHEIMER CORE BOND/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.113	$10.195
Accumulation Unit Value, End of Period	—	$10.113	$10.195	$10.539
Number of Units Outstanding, End of Period	—	16,905	72,256	182,439
OPPENHEIMER CAPITAL APPRECIATION/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$12.306	$12.925	$13.352
Accumulation Unit Value, End of Period	$12.306	$12.925	$13.352	$14.164
Number of Units Outstanding, End of Period	20,453	127,147	245,390	288,134

110 PROSPECTUS

OPPENHEIMER GLOBAL SECURITIES/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.110	$14.292	$16.737	$18.807
Accumulation Unit Value, End of Period	$14.292	$16.737	$18.807	$21.744
Number of Units Outstanding, End of Period	11,286	41,279	48,122	48,474
OPPENHEIMER HIGH INCOME/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.763	$13.010	$13.936	$14.004
Accumulation Unit Value, End of Period	$13.010	$13.936	$14.004	$15.069
Number of Units Outstanding, End of Period	10,133	124,970	164,137	160,770
OPPENHEIMER MAIN STREET(R)/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.492	$12.685	$13.639	$14.208
Accumulation Unit Value, End of Period	$12.685	$13.639	$14.208	$16.062
Number of Units Outstanding, End of Period	68,166	260,942	373,353	440,057
OPPENHEIMER MAIN STREET SMALL CAP(R)/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.742	$14.723	$17.285	$18.683
Accumulation Unit Value, End of Period	$14.723	$17.285	$18.683	$21.103
Number of Units Outstanding, End of Period	10,236	67,603	114,886	123,093
OPPENHEIMER STRATEGIC BOND/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.277	$12.186	$13.017	$13.141
Accumulation Unit Value, End of Period	$12.186	$13.017	$13.141	$13.883
Number of Units Outstanding, End of Period	25,173	272,494	451,084	506,716
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.711	$12.132	$12.932	$13.249
Accumulation Unit Value, End of Period	$12.132	$12.932	$13.249	$14.608
Number of Units Outstanding, End of Period	9,613	58,341	108,596	96,960
PUTNAM VT GLOBAL ASSET ALLOCATION - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.780	$12.483	$13.417	$14.139
Accumulation Unit Value, End of Period	$12.483	$13.417	$14.139	$15.720
Number of Units Outstanding, End of Period	10,569	38,196	92,334	92,580
PUTNAM VT GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.023	$13.559	$14.841	$15.385
Accumulation Unit Value, End of Period	$13.559	$14.841	$15.385	$17.568
Number of Units Outstanding, End of Period	13,057	39,783	88,017	93,761
PUTNAM VT HEALTH SCIENCES - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.261	$11.348	$11.976	$13.355
Accumulation Unit Value, End of Period	$11.348	$11.976	$13.355	$13.524
Number of Units Outstanding, End of Period	4,131	15,588	13,631	8,657
PUTNAM VT HIGH YIELD - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.897	$13.398	$14.590	$14.819
Accumulation Unit Value, End of Period	$13.398	$14.590	$14.819	$16.135
Number of Units Outstanding, End of Period	14,771	36,348	68,213	78,704
PUTNAM VT INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.384	$10.484	$10.786	$10.877
Accumulation Unit Value, End of Period	$10.484	$10.786	$10.877	$11.199
Number of Units Outstanding, End of Period	9,088	73,309	160,574	260,743
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.603	$13.436	$15.379	$16.999
Accumulation Unit Value, End of Period	$13.436	$15.379	$16.999	$21.388
Number of Units Outstanding, End of Period	5,905	14,508	34,966	57,648
PUTNAM VT INVESTORS - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.720	$13.044	$14.474	$15.514
Accumulation Unit Value, End of Period	$13.044	$14.474	$15.514	$17.413
Number of Units Outstanding, End of Period	1,540	4,231	11,954	21,168
PUTNAM VT MONEY MARKET - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.964	$9.893	$9.809	$9.908
Accumulation Unit Value, End of Period	$9.893	$9.809	$9.908	$10.190
Number of Units Outstanding, End of Period	2,032	135,833	276,904	360,724

111 PROSPECTUS

PUTNAM VT NEW OPPORTUNITIES - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.009	$13.550	$14.724	$15.957
Accumulation Unit Value, End of Period	$13.550	$14.724	$15.957	$17.065
Number of Units Outstanding, End of Period	2,696	5,219	6,177	5,701
PUTNAM VT NEW VALUE - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.351	$14.632	$16.638	$17.357
Accumulation Unit Value, End of Period	$14.632	$16.638	$17.357	$19.837
Number of Units Outstanding, End of Period	3,287	29,755	70,678	105,144
PUTNAM VT RESEARCH - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.870	$13,148	$13.932	$14.412
Accumulation Unit Value, End of Period	$13,148	$13.932	$14.412	$15.804
Number of Units Outstanding, End of Period	2,862	7,196	7,379	5,721
PUTNAM VT UTILITIES GROWTH AND INCOME - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.678	$14.114	$14.114	$18.084
Accumulation Unit Value, End of Period	$14.114	$16.907	$18.084	$22.631
Number of Units Outstanding, End of Period	1,762	7,345	8,405	7,682
PUTNAM VT VISTA - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.827	$13.616	$15.909	$17.577
Accumulation Unit Value, End of Period	$13.616	$15.909	$17.577	$18.260
Number of Units Outstanding, End of Period	2,876	5,837	7,253	4,194
PUTNAM VT VOYAGER - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.607	$12.448	$14.448	$13.410
Accumulation Unit Value, End of Period	$12.448	$12.880	$13.410	$13.929
Number of Units Outstanding, End of Period	20,441	52,167	82,602	73,802
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT(2)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.138	$12.191
Accumulation Unit Value, End of Period	—	$11.138	$12.191	$12.601
Number of Units Outstanding, End of Period	—	5,017	5,238	5,520
VAN KAMPEN LIT COMSTOCK, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.351	$11.642
Accumulation Unit Value, End of Period	—	$11.351	$11.642	$13.309
Number of Units Outstanding, End of Period	—	41,975	98,100	116,233
VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.956	$11.785	$12.396	$13.145
Accumulation Unit Value, End of Period	$11.785	$12.396	$13.145	$13.289
Number of Units Outstanding, End of Period	12,895	24,623	33,711	30,875
VAN KAMPEN LIT GROWTH AND INCOME, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.807	$13.408	$15.073	$16.293
Accumulation Unit Value, End of Period	$13.408	$15.073	$16.293	$18.614
Number of Units Outstanding, End of Period	19,668	73,105	114,066	126,931
VAN KAMPEN LIT MONEY MARKET, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$9.905	$9.995
Accumulation Unit Value, End of Period	$10.000	$9.905	$9.995	$10.257
Number of Units Outstanding, End of Period	0	164,507	232,520	231,271
VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$12.323	$13.929	$15.105	$16.686
Accumulation Unit Value, End of Period	$13.929	$15.105	$16.686	$18.214
Number of Units Outstanding, End of Period	559	36,546	53,679	51,811
VAN KAMPEN UIF EQUITY AND INCOME, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.974	$11.609
Accumulation Unit Value, End of Period	—	$10.974	$11.609	$12.875
Number of Units Outstanding, End of Period	—	15,260	41,709	47,781
VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.771	$12.278
Accumulation Unit Value, End of Period	—	$10.771	$12.278	$12.592
Number of Units Outstanding, End of Period	—	13,966	14,260	10,818

112 PROSPECTUS

VAN KAMPEN UIF EQUITY GROWTH, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.745	$12.224
Accumulation Unit Value, End of Period	—	$10.745	$12.224	$12.501
Number of Units Outstanding, End of Period	—	5,639	12,611	12,825
VAN KAMPEN UIF GLOBAL FRANCHISE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$11.109	$12.254
Accumulation Unit Value, End of Period	$10.000	$11.109	$12.254	$14.669
Number of Units Outstanding, End of Period	0	39,591	72,068	83,202
VAN KAMPEN UIF MID CAP GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.840
Number of Units Outstanding, End of Period	—	—	—	43,342
VAN KAMPEN UIF SMALL COMPANY GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$13.603	$15.939	$17.725
Accumulation Unit Value, End of Period	$13.603	$15.939	$17.725	$19.529
Number of Units Outstanding, End of Period	5,743	11,617	12,131	12,088
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.314	$12.518
Accumulation Unit Value, End of Period	—	$11.314	$12.518	$14.885
Number of Units Outstanding, End of Period	—	51,414	47,045	37,707
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.308	$12.493
Accumulation Unit Value, End of Period	—	$11.308	$12.493	$14.845
Number of Units Outstanding, End of Period	—	32,039	44,532	63,327
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$11.411	$14.569	$19.529	$22.461
Accumulation Unit Value, End of Period	$14.569	$19.529	$22.461	$30.463
Number of Units Outstanding, End of Period	3,294	64,474	92,619	83,193

*

The Allstate Advisor Contracts were first offered with the MAV Death Benefit Option on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Contracts woth the MAV Death Benefit Option on May 1, 2003, except for the Van Kampen LIT Money Market, Class II Sub-Account and Van Kampen UIF Global Franchise, Class II Sub-Account, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities - Class 2 Sub-Account, FTVIP Franklin U.S. Government - Class 2 Sub-Account, Van Kampen LIT Aggressive Growth, Class II Sub-Account, Van Kampen LIT Comstock, Class II Sub-Account, Van Kampen UIF Equity and Income, Class II Sub-Account, Van Kampen UIF Equity Growth, Class I Sub-Account, Van Kampen UIF Equity Growth, Class II Sub-Account, Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account and Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account, which were first offered under the Contracts on May 1, 2004, the FTVIP Franklin Large Cap Growth Securities - Class 2 Sub-Account, Lord Abbett Series - All Value Sub-Account, Lord Abbett Series - Bond-Debenture Sub-Account, Lord Abbett Series - Growth and Income Sub-Account, Lord Abbett Series - Growth Opportunities Sub-Account, Lord Abbett Series - Mid-Cap Value Sub-Account and Oppenheimer Core Bond/VA - Service Shares Sub-Account, which were first offered under the Contracts on October 1, 2004, and the Fidelity VIP Contrafund(R) - Service Class 2 Sub-Account, Fidelity VIP Freedom 2010 - Service Class 2 Sub-Account, Fidelity VIP Freedom 2020 - Service Class 2 Sub-Account, Fidelity VIP Freedom 2030 - Service Class 2 Sub-Account, Fidelity VIP Freedom Income - Service Class 2 Sub-Account, Fidelity VIP Growth Stock - Service Class 2 Sub-Account, Fidelity VIP Index 500 - Service Class 2 Sub-Account, Fidelity VIP Mid Cap - Service Class 2 Sub-Account, FTVIP Mutual Discovery Securities - Class 2 Sub-Account and Van Kampen UIF Mid Cap Growth, Class II Sub-Account, which were first offered under the Contracts on May 1, 2006. No Accumulation Unit Values are shown for the Variable Sub-Accounts first offered December 31, 2003, May 1, 2004 and October 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.30% and an administrative expense charge of 0.19%.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences - Class IB Sub-Account, Putnam VT New Opportunities - Class IB Sub-Account, Putnam VT Research - Class IB Sub-Account and the Putnam VT Utilities Growth and Income - Class IB Sub-Account are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may

113 PROSPECTUS

only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity and Income, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

114 PROSPECTUS

ALLSTATE ADVISOR PLUS CONTRACTS:    ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)

For the Years Beginning January 1 * and Ending December 31,	2003	2004	2005	2006
SUB-ACCOUNTS
FIDELITY VIP CONTRAFUND(R) - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.270
Number of Units Outstanding, End of Period	—	—	—	3,581
FIDELITY VIP FREEDOM 2010 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.462
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2020 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.491
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2030 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.500
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM INCOME - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.352
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP GROWTH STOCK - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.746
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP INDEX 500 - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.824
Number of Units Outstanding, End of Period	—	—	—	215
FIDELITY VIP MID CAP - SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.879
Number of Units Outstanding, End of Period	—	—	—	6,466
FTVIP FRANKLIN GROWTH AND INCOME SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.722	$13.425	$14.614	$14.888
Accumulation Unit Value, End of Period	$13.425	$14.614	$14.888	$17.107
Number of Units Outstanding, End of Period	15,765	39,461	62,393	63,531
FTVIP FRANKLIN INCOME SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.240	$11.240
Accumulation Unit Value, End of Period	—	$11.240	$11.240	$13.079
Number of Units Outstanding, End of Period	—	9,543	70,661	77,939
FTVIP FRANKLIN LARGE CAP GROWTH SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.525	$10.468
Accumulation Unit Value, End of Period	—	$10.525	$10.468	$11.425
Number of Units Outstanding, End of Period	—	16,194	56,558	114,861
FTVIP FRANKLIN SMALL CAP VALUE SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.064	$14.599	$17.778	$19.031
Accumulation Unit Value, End of Period	$14.599	$17.778	$19.031	$21.909
Number of Units Outstanding, End of Period	2,608	7,160	23,572	37,522

115 PROSPECTUS

FTVIP FRANKLIN U.S. GOVERNMENT—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.253	$10.333
Accumulation Unit Value, End of Period	—	$10.253	$10.333	$10.577
Number of Units Outstanding, End of Period	—	7,382	45,161	54,843
FTVIP MUTUAL DISCOVERY SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$11.019
Number of Units Outstanding, End of Period	—	—	—	2,874
FTVIP MUTUAL SHARES SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.622	$12.718	$14.097	$15.338
Accumulation Unit Value, End of Period	$12.718	$14.097	$15.338	$17.869
Number of Units Outstanding, End of Period	10,882	41,501	47,568	45,422
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.700	$16.917	$20.762	$26.037
Accumulation Unit Value, End of Period	$16.917	$20.762	$26.037	$32.822
Number of Units Outstanding, End of Period	554	4,297	6,911	13,516
FTVIP TEMPLETON FOREIGN SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.400	$13.633	$15.902	$17.241
Accumulation Unit Value, End of Period	$13.633	$15.902	$17.241	$20.606
Number of Units Outstanding, End of Period	2,692	11,511	28,045	50,719
LORD ABBETT SERIES—ALL VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.912	$11.485
Accumulation Unit Value, End of Period	—	$10.912	$11.485	$12.958
Number of Units Outstanding, End of Period	—	46	3,594	17,438
LORD ABBETT SERIES—BOND-DEBENTURE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.363	$10.332
Accumulation Unit Value, End of Period	—	$10.363	$10.332	$11.116
Number of Units Outstanding, End of Period	—	4,710	35,040	61,192
LORD ABBETT SERIES—GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.896	$11.072
Accumulation Unit Value, End of Period	—	$10.896	$11.072	$12.778
Number of Units Outstanding, End of Period	—	6,243	36,245	48,492
LORD ABBETT SERIES—GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.144	$11.475
Accumulation Unit Value, End of Period	—	$11.144	$11.475	$12.184
Number of Units Outstanding, End of Period	—	2,017	4,152	24,857
LORD ABBETT SERIES—MID-CAP VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.127	$11.851
Accumulation Unit Value, End of Period	—	$11.127	$11.851	$13.090
Number of Units Outstanding, End of Period	—	3,436	29,610	30,533
OPPENHEIMER MIDCAP/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.360	$12.422	$14.600	$16.090
Accumulation Unit Value, End of Period	$12.422	$14.600	$16.090	$16.263
Number of Units Outstanding, End of Period	6,147	13,300	20,023	18,163
OPPENHEIMER BALANCED/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.129	$13.128	$14.184	$14.472
Accumulation Unit Value, End of Period	$13.128	$14.184	$14.472	$15.789
Number of Units Outstanding, End of Period	12,769	48,753	67,978	67,602
OPPENHEIMER CORE BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.110	$10.182
Accumulation Unit Value, End of Period	—	$10.110	$10.182	$10.515
Number of Units Outstanding, End of Period	—	2,373	17,660	52,082
OPPENHEIMER CAPITAL APPRECIATION/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$12.298	$12.903	$13.316
Accumulation Unit Value, End of Period	$12.298	$12.903	$13.316	$14.111
Number of Units Outstanding, End of Period	11,790	46,703	106,032	106,614

116 PROSPECTUS

OPPENHEIMER GLOBAL SECURITIES/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.101	$14.270	$16.695	$18.740
Accumulation Unit Value, End of Period	$14.270	$16.695	$18.740	$21.645
Number of Units Outstanding, End of Period	9,338	19,076	25,123	19,579
OPPENHEIMER HIGH INCOME/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.753	$12.991	$13.901	$13.955
Accumulation Unit Value, End of Period	$12.991	$13.901	$13.955	$15.000
Number of Units Outstanding, End of Period	5,683	40,660	91,370	82,203
OPPENHEIMER MAIN STREET(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.483	$12.666	$13.604	$14.157
Accumulation Unit Value, End of Period	$12.666	$13.604	$14.157	$15.989
Number of Units Outstanding, End of Period	23,844	97,326	137,940	151,236
OPPENHEIMER MAIN STREET SMALL CAP(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.734	$14.701	$17.242	$18.617
Accumulation Unit Value, End of Period	$14.701	$17.242	$18.617	$21.007
Number of Units Outstanding, End of Period	3,115	16,343	33,263	38,036
OPPENHEIMER STRATEGIC BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.268	$12.168	$12.984	$13.095
Accumulation Unit Value, End of Period	$12.168	$12.984	$13.095	$13.820
Number of Units Outstanding, End of Period	22,749	131,970	205,245	285,736
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.702	$12.113	$12.899	$13.202
Accumulation Unit Value, End of Period	$12.113	$12.899	$13.202	$14.542
Number of Units Outstanding, End of Period	16,956	22,069	28,541	24,967
PUTNAM VT GLOBAL ASSET ALLOCATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.771	$12.464	$13.383	$14.089
Accumulation Unit Value, End of Period	$12.464	$13.383	$14.089	$15.649
Number of Units Outstanding, End of Period	1,222	11,123	18,971	19,094
PUTNAM VT GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.013	$13.539	$14.804	$15.331
Accumulation Unit Value, End of Period	$13.539	$14.804	$15.331	$17.489
Number of Units Outstanding, End of Period	9,617	12,531	19,736	18,284
PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.252	$11.331	$11.945	$13.308
Accumulation Unit Value, End of Period	$11.331	$11.945	$13.308	$13.462
Number of Units Outstanding, End of Period	0	1,333	1,101	1,133
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.887	$13.378	$14.554	$14.766
Accumulation Unit Value, End of Period	$13.378	$14.554	$14.766	$16.062
Number of Units Outstanding, End of Period	2,949	13,220	30,890	21,282
PUTNAM VT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.375	$10.469	$10.759	$10.838
Accumulation Unit Value, End of Period	$10.469	$10.759	$10.838	$11.149
Number of Units Outstanding, End of Period	8,440	27,952	81,749	140,932
PUTNAM VT INTERNATIONAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.595	$13.416	$15.341	$16.939
Accumulation Unit Value, End of Period	$13.416	$15.341	$16.939	$21.291
Number of Units Outstanding, End of Period	0	5,004	7,388	10,026
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.712	$13.024	$14.437	$15.460
Accumulation Unit Value, End of Period	$13.024	$14.437	$15.460	$17.334
Number of Units Outstanding, End of Period	2,956	1,978	3,204	4,525
PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.956	$9.878	$9.785	$9.873
Accumulation Unit Value, End of Period	$9.878	$9.785	$9.873	$10.144
Number of Units Outstanding, End of Period	9,964	48,343	111,068	299,629

117 PROSPECTUS

PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.999	$13.530	$14.687	$15.900
Accumulation Unit Value, End of Period	$13.530	$14.687	$15.900	$16.987
Number of Units Outstanding, End of Period	1,552	1,764	1,201	1,116
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.342	$14.610	$16.596	$17.296
Accumulation Unit Value, End of Period	$14.610	$16.596	$17.296	$19.747
Number of Units Outstanding, End of Period	1,308	13,085	22,874	33,034
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.861	$13.128	$13.896	$14.361
Accumulation Unit Value, End of Period	$13.128	$13.896	$14.361	$15.733
Number of Units Outstanding, End of Period	134	793	872	634
PUTNAM VT UTILITIES GROWTH AND INCOME - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.668	$14.093	$16.864	$18.020
Accumulation Unit Value, End of Period	$14.093	$16.864	$18.020	$22.529
Number of Units Outstanding, End of Period	0	1,623	1,581	1,417
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.818	$13.596	$15.869	$17.515
Accumulation Unit Value, End of Period	$13.596	$15.869	$17.515	$18.177
Number of Units Outstanding, End of Period	525	9,111	9,861	9,932
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.598	$12.429	$12.847	$13.363
Accumulation Unit Value, End of Period	$12.429	$12.847	$13.363	$13.866
Number of Units Outstanding, End of Period	7,367	22,505	31,046	42,736
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT(2)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.130	$12.171
Accumulation Unit Value, End of Period	—	$11.130	$12.171	$12.567
Number of Units Outstanding, End of Period	—	15,043	15,043	15,090
VAN KAMPEN LIT COMSTOCK, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.343	$11.622
Accumulation Unit Value, End of Period	—	$11.343	$11.622	$13.273
Number of Units Outstanding, End of Period	—	5,690	31,848	57,641
VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.947	$11.767	$12.365	$13.098
Accumulation Unit Value, End of Period	$11.767	$12.365	$13.098	$13.229
Number of Units Outstanding, End of Period	161	5,174	5,464	18,075
VAN KAMPEN LIT GROWTH AND INCOME, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.799	$13.388	$15.035	$16.235
Accumulation Unit Value, End of Period	$13.388	$15.035	$16.235	$18.530
Number of Units Outstanding, End of Period	10,038	29,197	54,562	62,544
VAN KAMPEN LIT MONEY MARKET, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$9.895	$9.975
Accumulation Unit Value, End of Period	$10.000	$9.895	$9.975	$10.226
Number of Units Outstanding, End of Period	0	49,718	110,072	133,403
VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$12.312	$13,908	$15.067	$16.627
Accumulation Unit Value, End of Period	$13,908	$15.067	$16.627	$18.131
Number of Units Outstanding, End of Period	0	14,204	27,229	29,413
VAN KAMPEN UIF EQUITY AND INCOME, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.967	$11.589
Accumulation Unit Value, End of Period	—	$10.967	$11.589	$12.840
Number of Units Outstanding, End of Period	—	4,509	47,245	42,337
VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.763	$12.257
Accumulation Unit Value, End of Period	—	$10.763	$12.257	$12.558
Number of Units Outstanding, End of Period	—	7,512	6,410	5,054

118 PROSPECTUS

VAN KAMPEN UIF EQUITY GROWTH, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.738	$12.203
Accumulation Unit Value, End of Period	—	$10.738	$12.203	$12.468
Number of Units Outstanding, End of Period	—	1,295	6,639	4,473
VAN KAMPEN UIF GLOBAL FRANCHISE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$11.098	$12.230
Accumulation Unit Value, End of Period	$10.000	$11.098	$12.230	$14.625
Number of Units Outstanding, End of Period	0	3,452	13,962	39,350
VAN KAMPEN UIF MID CAP GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.833
Number of Units Outstanding, End of Period	—	—	—	13,137
VAN KAMPEN UIF SMALL COMPANY GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$13.593	$15.912	$17.677
Accumulation Unit Value, End of Period	$13.593	$15.912	$17.677	$19.456
Number of Units Outstanding, End of Period	1,270	4,625	5,881	5,822
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.306	$12.497
Accumulation Unit Value, End of Period	—	$11.306	$12.497	$14.844
Number of Units Outstanding, End of Period	—	21,692	19,511	14,860
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.300	$12.472
Accumulation Unit Value, End of Period	—	$11.300	$12.472	$14.805
Number of Units Outstanding, End of Period	—	15,577	24,517	31,637
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$11.401	$14.547	$19.479	$22.382
Accumulation Unit Value, End of Period	$14.547	$19.479	$22.382	$30.325
Number of Units Outstanding, End of Period	3,983	21.567	36,583	40,714

*

The Allstate Advisor Pluis Contracts and all of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Plus Contracts on May 1, 2003, except for the Van Kampen LIT Money Market, Class II Sub-Account and Van Kampen UIF Global Franchise, Class II Sub-Account, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities—Class 2 Sub-Account, FTVIP Franklin U.S. Government—Class 2 Sub-Account, Van Kampen LIT Aggressive Growth, Class II Sub-Account, Van Kampen LIT Comstock, Class II Sub-Account, Van Kampen UIF Equity and Income, Class II Sub-Account, Van Kampen UIF Equity Growth, Class I Sub-Account, Van Kampen UIF Equity Growth, Class II Sub-Account, Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account and Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account, which were first offered under the Contracts on May 1, 2004, the FTVIP Franklin Large Cap Growth Securities—Class 2 Sub-Account, Lord Abbett Series—All Value Sub-Account, Lord Abbett Series—Bond-Debenture Sub-Account, Lord Abbett Series - Growth and Income Sub-Account, Lord Abbett Series—Growth Opportunities Sub-Account, Lord Abbett Series—Mid-Cap Value Sub-Account and Oppenheimer Core Bond/VA—Service Shares Sub-Account, which were first offered under the Contracts on October 1, 2004, and the Fidelity VIP Contrafund(R) —Service Class 2 Sub-Account, Fidelity VIP Freedom 2010—Service Class 2 Sub-Account, Fidelity VIP Freedom 2020—Service Class 2 Sub-Account, Fidelity VIP Freedom 2030—Service Class 2 Sub-Account, Fidelity VIP Freedom Income—Service Class 2 Sub-Account, Fidelity VIP Growth Stock—Service Class 2 Sub-Account, Fidelity VIP Index 500—Service Class 2 Sub-Account, Fidelity VIP Mid Cap—Service Class 2 Sub-Account, FTVIP Mutual Discovery Securities—Class 2 Sub-Account and Van Kampen UIF Mid Cap Growth, Class II Sub-Account, which were first offered under the Contracts on May 1, 2006. No Accumulation Unit Values are shown for the Variable Sub-Accounts first offered December 31, 2003, May 1, 2004 and October 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.40% and an administrative expense charge of 0.19%.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences—Class IB Sub-Account, Putnam VT New Opportunities—Class IB Sub-Account, Putnam VT Research—Class IB Sub-Account and the Putnam VT Utilities Growth and Income—Class IB Sub-Account are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may

119 PROSPECTUS

only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity and Income, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

120 PROSPECTUS

ALLSTATE ADVISOR PLUS CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE INCEPTION*(WITH THE MAV DEATH BENEFIT OPTION)

For the Years Beginning January 1 * and Ending December 31,	2003	2004	2005	2006
SUB-ACCOUNTS
FIDELITY VIP CONTRAFUND(R)—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.256
Number of Units Outstanding, End of Period	—	—	—	882
FIDELITY VIP FREEDOM 2010—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.447
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2020—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.477
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2030—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.486
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM INCOME—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.338
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP GROWTH STOCK—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.733
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP INDEX 500—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.809
Number of Units Outstanding, End of Period	—	—	—	1,397
FIDELITY VIP MID CAP—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.865
Number of Units Outstanding, End of Period	—	—	—	2,281
FTVIP FRANKLIN GROWTH AND INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.713	$13.396	$14.553	$14.795
Accumulation Unit Value, End of Period	$13.396	$14.553	$14.795	$16.966
Number of Units Outstanding, End of Period	19,019	72,581	88,159	82,019
FTVIP FRANKLIN INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.225	$11.202
Accumulation Unit Value, End of Period	—	$11.225	$11.202	$13.008
Number of Units Outstanding, End of Period	—	37,246	82,829	83,918
FTVIP FRANKLIN LARGE CAP GROWTH SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.520	$10.442
Accumulation Unit Value, End of Period	—	$10.520	$10.442	$11.373
Number of Units Outstanding, End of Period	—	14,983	76,152	86,043
FTVIP FRANKLIN SMALL CAP VALUE SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.054	$14,567	$17.704	$18.912
Accumulation Unit Value, End of Period	$14,567	$17.704	$18.912	$21.729
Number of Units Outstanding, End of Period	17,356	31,226	52,458	48,111

121 PROSPECTUS

FTVIP FRANKLIN U.S. GOVERNMENT—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.239	$10.298
Accumulation Unit Value, End of Period	—	$10.239	$10.298	$10.520
Number of Units Outstanding, End of Period	—	29,2998	86,524	85,756
FTVIP MUTUAL DISCOVERY SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$11.004
Number of Units Outstanding, End of Period	—	—	—	0
FTVIP MUTUAL SHARES SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.613	$12.690	$14.038	$15.242
Accumulation Unit Value, End of Period	$12.690	$14.038	$15.242	$17.722
Number of Units Outstanding, End of Period	4,215	73,290	111,807	96,532
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.691	$16.880	$20.674	$25.875
Accumulation Unit Value, End of Period	$16.880	$20.674	$25.875	$32.551
Number of Units Outstanding, End of Period	2,730	11,879	15,438	15,388
FTVIP TEMPLETON FOREIGN SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.391	$13.603	$15.835	$17.133
Accumulation Unit Value, End of Period	$13.603	$15.835	$17.133	$20.436
Number of Units Outstanding, End of Period	8,663	13,085	43,289	50,884
LORD ABBETT SERIES—ALL VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.906	$11.456
Accumulation Unit Value, End of Period	—	$10.906	$11.456	$12.899
Number of Units Outstanding, End of Period	—	621	6,723	3,058
LORD ABBETT SERIES—BOND-DEBENTURE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.357	$10.305
Accumulation Unit Value, End of Period	—	$10.357	$10.305	$11.066
Number of Units Outstanding, End of Period	—	6,906	32,712	37,217
LORD ABBETT SERIES—GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.891	$11.043
Accumulation Unit Value, End of Period	—	$11.891	$11.043	$12.720
Number of Units Outstanding, End of Period	—	0	28,597	28,721
LORD ABBETT SERIES—GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.139	$11.446
Accumulation Unit Value, End of Period	—	$11.139	$11.446	$12.129
Number of Units Outstanding, End of Period	—	692	15,947	18,616
LORD ABBETT SERIES—MID-CAP VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.122	$11.821
Accumulation Unit Value, End of Period	—	$11.122	$11.821	$13.030
Number of Units Outstanding, End of Period	—	809	52,817	48,554
OPPENHEIMER MIDCAP/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.351	$12.395	$14.538	$15.990
Accumulation Unit Value, End of Period	$12.395	$14.538	$15.990	$16.129
Number of Units Outstanding, End of Period	468	11,274	30,098	30,991
OPPENHEIMER BALANCED/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.119	$13.099	$14.124	$14.382
Accumulation Unit Value, End of Period	$13.099	$14.124	$14.382	$15.659
Number of Units Outstanding, End of Period	8,140	38,219	52,298	46,174
OPPENHEIMER CORE BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.105	$10.156
Accumulation Unit Value, End of Period	—	$10.105	$10.156	$10.467
Number of Units Outstanding, End of Period	—	2,136	40,910	58,336
OPPENHEIMER CAPITAL APPRECIATION/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$12.281	$12.859	$13.244
Accumulation Unit Value, End of Period	$12.281	$12.859	$13.244	$14.006
Number of Units Outstanding, End of Period	17,103	63,965	120,563	124,065

122 PROSPECTUS

OPPENHEIMER GLOBAL SECURITIES/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.093	$14.239	$16.624	$18.623
Accumulation Unit Value, End of Period	$14.239	$16.624	$18.623	$21.467
Number of Units Outstanding, End of Period	6,607	22,888	22,023	20,366
OPPENHEIMER HIGH INCOME/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.744	$12.962	$13.842	$13.868
Accumulation Unit Value, End of Period	$12.962	$13.842	$13.868	$14.877
Number of Units Outstanding, End of Period	11,638	67,797	91,115	87,113
OPPENHEIMER MAIN STREET(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.474	$12.638	$13.547	$14.069
Accumulation Unit Value, End of Period	$12.638	$13.547	$14.069	$15.857
Number of Units Outstanding, End of Period	30,719	93,773	134,341	130,871
OPPENHEIMER MAIN STREET SMALL CAP(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.725	$14.668	$17.169	$18.501
Accumulation Unit Value, End of Period	$14.668	$17.169	$18.501	$20.834
Number of Units Outstanding, End of Period	6,202	23,216	60,141	59,840
OPPENHEIMER STRATEGIC BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.258	$12.141	$12.929	$13.013
Accumulation Unit Value, End of Period	$12.141	$12.929	$13.013	$13.706
Number of Units Outstanding, End of Period	28,955	183,590	291,277	283,340
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.693	$12.087	$12.845	$13.120
Accumulation Unit Value, End of Period	$12.087	$12.845	$13.120	$14.422
Number of Units Outstanding, End of Period	8,821	36,576	36,885	30,131
PUTNAM VT GLOBAL ASSET ALLOCATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.762	$12.437	$13.327	$14.001
Accumulation Unit Value, End of Period	$12.437	$13.327	$14.001	$15.519
Number of Units Outstanding, End of Period	1,368	6,687	9,654	4,589
PUTNAM VT GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.004	$13.509	$14.742	$15.236
Accumulation Unit Value, End of Period	$13.509	$14.742	$15.236	$17.345
Number of Units Outstanding, End of Period	4,099	18,449	28,399	23,446
PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.244	$11.306	$11.895	$13.225
Accumulation Unit Value, End of Period	$11.306	$11.895	$13.225	$13.351
Number of Units Outstanding, End of Period	2,582	8,796	7,929	5,164
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.877	$13.349	$14.492	$14.674
Accumulation Unit Value, End of Period	$13.349	$14.492	$14.674	$15.929
Number of Units Outstanding, End of Period	7,720	43,500	61,714	55,265
PUTNAM VT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.367	$10.446	$10.714	$10.771
Accumulation Unit Value, End of Period	$10.446	$10.714	$10.771	$11.057
Number of Units Outstanding, End of Period	8,126	40,764	113,615	127,387
PUTNAM VT INTERNATIONAL EQUITY—CLASS
IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.586	$13.386	$15.276	$16.833
Accumulation Unit Value, End of Period	$13.386	$15.276	$16.833	$21.116
Number of Units Outstanding, End of Period	879	8,826	13,196	13,123
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.703	$12.996	$14.376	$15.363
Accumulation Unit Value, End of Period	$12.996	$14.376	$15.363	$17.191
Number of Units Outstanding, End of Period	1,370	3,830	7,827	8,317
PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.947	$9.856	$9.743	$9.812
Accumulation Unit Value, End of Period	$9.856	$9.743	$9.812	$10.060
Number of Units Outstanding, End of Period	22,022	89,346	165,770	170,626

123 PROSPECTUS

PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.990	$13.500	$14.625	$15.801
Accumulation Unit Value, End of Period	$13.500	$14.625	$15.801	$16.847
Number of Units Outstanding, End of Period	0	2,678	2,565	1,450
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.332	$14.578	$16.526	$17.188
Accumulation Unit Value, End of Period	$14.578	$16.526	$17.188	$19.584
Number of Units Outstanding, End of Period	4,336	28,118	45,199	44,651
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.852	$13.100	$13.838	$14.272
Accumulation Unit Value, End of Period	$13.100	$13.838	$14.272	$15.603
Number of Units Outstanding, End of Period	210	7,548	7,731	2,669
PUTNAM VT UTILITIES GROWTH AND INCOME - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.658	$14.062	$16.793	$17.908
Accumulation Unit Value, End of Period	$14.062	$16.793	$17.908	$22.343
Number of Units Outstanding, End of Period	1,036	8,484	8,267	4,851
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.809	$13,566	$15.802	$17.406
Accumulation Unit Value, End of Period	$13,566	$15.802	$17.406	$18.027
Number of Units Outstanding, End of Period	1,571	4,065	6,972	3,568
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.589	$12.402	$12.793	$13.280
Accumulation Unit Value, End of Period	$12.402	$12.793	$13.280	$13.752
Number of Units Outstanding, End of Period	2,936	17,771	42,215	41,598
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT(2)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.115	$12.129
Accumulation Unit Value, End of Period	—	$11.115	$12.129	$12.499
Number of Units Outstanding, End of Period	—	10,036	9,697	8,546
VAN KAMPEN LIT COMSTOCK, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.328	$11.583
Accumulation Unit Value, End of Period	—	$11.328	$11.583	$13.202
Number of Units Outstanding, End of Period	—	18,778	73,509	75,174
VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.939	$11.741	$12.313	$13.017
Accumulation Unit Value, End of Period	$11.741	$12.313	$13.017	$13.120
Number of Units Outstanding, End of Period	1,257	11,918	15,998	11,930
VAN KAMPEN LIT GROWTH AND INCOME, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.790	$13.359	$14.972	$16.134
Accumulation Unit Value, End of Period	$13.359	$14.972	$16.134	$18.377
Number of Units Outstanding, End of Period	11,493	58,139	69,636	66,260
VAN KAMPEN LIT MONEY MARKET, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$9.875	$9.934
Accumulation Unit Value, End of Period	$10.000	$9.875	$9.934	$10.164
Number of Units Outstanding, End of Period	0	90,608	130,557	128,763
VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$12.302	$13.878	$15.003	$16.524
Accumulation Unit Value, End of Period	$13.878	$15.003	$16.524	$17.982
Number of Units Outstanding, End of Period	567	16,266	23,240	18,649
VAN KAMPEN UIF EQUITY AND INCOME, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.952	$11.550
Accumulation Unit Value, End of Period	—	$10.952	$11.550	$12.771
Number of Units Outstanding, End of Period	—	12,001	24,453	18,815
VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.749	$12.215
Accumulation Unit Value, End of Period	—	$10.749	$12.215	$12.490
Number of Units Outstanding, End of Period	—	21,889	19,362	18,002

124 PROSPECTUS

VAN KAMPEN UIF EQUITY GROWTH, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.723	$12.162
Accumulation Unit Value, End of Period	—	$10.723	$12.162	$12.400
Number of Units Outstanding, End of Period	—	17,816	16,419	15,039
VAN KAMPEN UIF GLOBAL FRANCHISE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$11.075	$12.180
Accumulation Unit Value, End of Period	$10.000	$11.075	$12.180	$14.536
Number of Units Outstanding, End of Period	0	16,971	52,775	50,418
VAN KAMPEN UIF MID CAP GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.820
Number of Units Outstanding, End of Period	—	—	—	3,735
VAN KAMPEN UIF SMALL COMPANY GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$13.575	$15.858	$17.582
Accumulation Unit Value, End of Period	$13.575	$15.858	$17.582	$19.312
Number of Units Outstanding, End of Period	2,805	5,339	6,026	3,692
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.291	$12.455
Accumulation Unit Value, End of Period	—	$11.291	$12.455	$14.764
Number of Units Outstanding, End of Period	—	27,313	21,438	18,121
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.284	$12.429
Accumulation Unit Value, End of Period	—	$11.284	$12.429	$14.725
Number of Units Outstanding, End of Period	—	19,384	28,254	26,776
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$11.392	$14.515	$19.397	$22.243
Accumulation Unit Value, End of Period	$14.515	$19.397	$22.243	$30.075
Number of Units Outstanding, End of Period	7,551	44,007	62,639	50,781

*

The Allstate Advisor Plus Contracts were first offered with the MAV Death Benefit Option on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Plus Contracts with the MAV Death Benefit Option on May 1, 2003, except for the Van Kampen LIT Money Market, Class II Sub-Account and Van Kampen UIF Global Franchise, Class II Sub-Account, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities—Class 2 Sub-Account, FTVIP Franklin U.S. Government - Class 2 Sub-Account, Van Kampen LIT Aggressive Growth, Class II Sub-Account, Van Kampen LIT Comstock, Class II Sub-Account, Van Kampen UIF Equity and Income, Class II Sub-Account, Van Kampen UIF Equity Growth, Class I Sub-Account, Van Kampen UIF Equity Growth, Class II Sub-Account, Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account and Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account, which were first offered under the Contracts on May 1, 2004, the FTVIP Franklin Large Cap Growth Securities—Class 2 Sub-Account, Lord Abbett Series—All Value Sub-Account, Lord Abbett Series—Bond-Debenture Sub-Account, Lord Abbett Series—Growth and Income Sub-Account, Lord Abbett Series—Growth Opportunities Sub-Account, Lord Abbett Series—Mid-Cap Value Sub-Account and Oppenheimer Core Bond/VA—Service Shares Sub-Account, which were first offered under the Contracts on October 1, 2004, and the Fidelity VIP Contrafund(R) Service Class 2 Sub-Account, Fidelity VIP Freedom 2010—Service Class 2 Sub-Account, Fidelity VIP Freedom 2020—Service Class 2 Sub-Account, Fidelity VIP Freedom 2030—Service Class 2 Sub-Account, Fidelity VIP Freedom Income—Service Class 2 Sub-Account, Fidelity VIP Growth Stock—Service Class 2 Sub-Account, Fidelity VIP Index 500—Service Class 2 Sub-Account, Fidelity VIP Mid Cap—Service Class 2 Sub-Account, FTVIP Mutual Discovery Securities—Class 2 Sub-Account and Van Kampen UIF Mid Cap Growth, Class II Sub-Account, which were first offered under the Contracts on May 1, 2006. No Accumulation Unit Values are shown for the Variable Sub-Accounts first offered December 31, 2003, May 1, 2004 and October 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60% and an administrative expense charge of 0.19%.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences—Class IB Sub-Account, Putnam VT New Opportunities—Class IB Sub-Account, Putnam VT Research—Class IB Sub-Account and the Putnam VT Utilities Growth and Income—Class IB Sub-Account are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may

125 PROSPECTUS

only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity and Income, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

126 PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH 5 YEAR WITHDRAWAL CHARGE OPTION: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)

For the Years Beginning January 1 * and Ending December 31,	2003	2004	2005	2006
SUB-ACCOUNTS
FIDELITY VIP CONTRAFUND(R)—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.270
Number of Units Outstanding, End of Period	—	—	—	3,033
FIDELITY VIP FREEDOM 2010—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.462
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2020—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.491
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2030—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.500
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM INCOME—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.352
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP GROWTH STOCK—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.746
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP INDEX 500—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.824
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP MID CAP—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.879
Number of Units Outstanding, End of Period	—	—	—	0
FTVIP FRANKLIN GROWTH AND INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.722	$13.425	$14.614	$14.888
Accumulation Unit Value, End of Period	$13.425	$14.614	$14.888	$17.107
Number of Units Outstanding, End of Period	1,771	5,487	10,338	13,223
FTVIP FRANKLIN INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.240	$11.240
Accumulation Unit Value, End of Period	—	$11.240	$11.240	$13.079
Number of Units Outstanding, End of Period	—	0	10,157	13,804
FTVIP FRANKLIN LARGE CAP GROWTH SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.525	$10.468
Accumulation Unit Value, End of Period	—	$10.525	$10.468	$11.425
Number of Units Outstanding, End of Period	—	2,755	13,267	24,182

127 PROSPECTUS

FTVIP FRANKLIN SMALL CAP VALUE SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.064	$14.599	$17.778	$19.031
Accumulation Unit Value, End of Period	$14.599	$17.778	$19.031	$21.909
Number of Units Outstanding, End of Period	768	1,546	4,241	5,593
FTVIP FRANKLIN U.S. GOVERNMENT—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.253	$10.333
Accumulation Unit Value, End of Period	—	$10.253	$10.333	$10.577
Number of Units Outstanding, End of Period	—	481	3,486	2,857
FTVIP MUTUAL DISCOVERY SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$11.019
Number of Units Outstanding, End of Period	—	—	—	0
FTVIP MUTUAL SHARES SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.622	$12.718	$14.097	$15.338
Accumulation Unit Value, End of Period	$12.718	$14.097	$15.338	$17.869
Number of Units Outstanding, End of Period	2,666	7,951	13,671	15,989
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.700	$16.917	$20.762	$26.037
Accumulation Unit Value, End of Period	$16.917	$20.762	$26.037	$32.822
Number of Units Outstanding, End of Period	0	245	1,359	1,986
FTVIP TEMPLETON FOREIGN SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.400	$13.633	$15.902	$17.241
Accumulation Unit Value, End of Period	$13.633	$15.902	$17.241	$20.606
Number of Units Outstanding, End of Period	186	1,237	4,582	13,661
LORD ABBETT SERIES—ALL VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.912	$11.485
Accumulation Unit Value, End of Period	—	$10.912	$11.485	$12.958
Number of Units Outstanding, End of Period	—	202	3,801	3,830
LORD ABBETT SERIES—BOND-DEBENTURE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.363	$10.332
Accumulation Unit Value, End of Period	—	$10.363	$10.332	$11.116
Number of Units Outstanding, End of Period	—	176	6,899	14,274
LORD ABBETT SERIES—GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.896	$11.072
Accumulation Unit Value, End of Period	—	$10.896	$11.072	$12.778
Number of Units Outstanding, End of Period	—	132	4,134	4,086
LORD ABBETT SERIES—GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.144	$11.475
Accumulation Unit Value, End of Period	—	$11.144	$11.475	$12.184
Number of Units Outstanding, End of Period	—	2,510	3,139	3,459
LORD ABBETT SERIES—MID-CAP VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.127	$11.851
Accumulation Unit Value, End of Period	—	$11.127	$11.851	$13.090
Number of Units Outstanding, End of Period	—	6,867	19,839	21,343
OPPENHEIMER MIDCAP/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.360	$12.422	$14.600	$16.090
Accumulation Unit Value, End of Period	$12.422	$14.600	$16.090	$16.263
Number of Units Outstanding, End of Period	347	490	1,454	2,896
OPPENHEIMER BALANCED/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.129	$13.128	$14.184	$14.472
Accumulation Unit Value, End of Period	$13.128	$14.184	$14.472	$15.789
Number of Units Outstanding, End of Period	232	701	3,537	3,374
OPPENHEIMER CORE BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.110	$10.182
Accumulation Unit Value, End of Period	—	$10.110	$10.182	$10.515
Number of Units Outstanding, End of Period	—	0	1,636	6,659

128 PROSPECTUS

OPPENHEIMER CAPITAL APPRECIATION/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$12.298	$12.903	$13.316
Accumulation Unit Value, End of Period	$12.298	$12.903	$13.316	$14.111
Number of Units Outstanding, End of Period	1,438	6,807	17,649	15,727
OPPENHEIMER GLOBAL SECURITIES/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.101	$14.270	$16.695	$18.740
Accumulation Unit Value, End of Period	$14.270	$16.695	$18.740	$21.645
Number of Units Outstanding, End of Period	279	267	921	893
OPPENHEIMER HIGH INCOME/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.753	$12.991	$13.901	$13.955
Accumulation Unit Value, End of Period	$12.991	$13.901	$13.955	$15.000
Number of Units Outstanding, End of Period	115	3,713	6,777	4,988
OPPENHEIMER MAIN STREET(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.483	$12.666	$13.604	$14.157
Accumulation Unit Value, End of Period	$12.666	$13.604	$14.157	$15.989
Number of Units Outstanding, End of Period	199	3,073	13,430	16,325
OPPENHEIMER MAIN STREET SMALL CAP(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.734	$14.701	$17.242	$18.617
Accumulation Unit Value, End of Period	$14.701	$17.242	$18.617	$21.007
Number of Units Outstanding, End of Period		1,434	2,758	3,324
OPPENHEIMER STRATEGIC BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.268	$12.168	$12.984	$13.095
Accumulation Unit Value, End of Period	$12.168	$12.984	$13.095	$13.820
Number of Units Outstanding, End of Period	121	12,205	32,046	31,190
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.702	$12.113	$12.899	$13.202
Accumulation Unit Value, End of Period	$12.113	$12.899	$13.202	$14.542
Number of Units Outstanding, End of Period	2,611	2,599	2,438	4,083
PUTNAM VT GLOBAL ASSET ALLOCATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.771	$12.464	$13.383	$14.089
Accumulation Unit Value, End of Period	$12.464	$13.383	$14.089	$15.649
Number of Units Outstanding, End of Period	0	6,630	7,948	9,513
PUTNAM VT GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.013	$13.539	$14.804	$15.331
Accumulation Unit Value, End of Period	$13.539	$14.804	$15.331	$17.489
Number of Units Outstanding, End of Period	1,364	1,359	1,721	4,211
PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.252	$11.331	$11.945	$13.308
Accumulation Unit Value, End of Period	$11.331	$11.945	$13.308	$13.462
Number of Units Outstanding, End of Period	963	964	848	823
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.887	$13.378	$14.554	$14.766
Accumulation Unit Value, End of Period	$13.378	$14.554	$14.766	$16.062
Number of Units Outstanding, End of Period	1,090	10,307	10,926	10,506
PUTNAM VT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.375	$10.469	$10.759	$10.838
Accumulation Unit Value, End of Period	$10.469	$10.759	$10.838	$11.149
Number of Units Outstanding, End of Period	4,528	7,152	22,501	27,152
PUTNAM VT INTERNATIONAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.595	$13.416	$15.341	$16.939
Accumulation Unit Value, End of Period	$13.416	$15.341	$16.939	$21.291
Number of Units Outstanding, End of Period	0	299	1,454	2,516
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.712	$13.024	$14.437	$15.460
Accumulation Unit Value, End of Period	$13.024	$14.437	$15.460	$17.334
Number of Units Outstanding, End of Period	193	348	345	1,514

129 PROSPECTUS

PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.956	$9.878	$9.785	$9.873
Accumulation Unit Value, End of Period	$9.878	$9.785	$9.873	$10.144
Number of Units Outstanding, End of Period	794	4,927	21,217	24,744
PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.999	$13.530	$14.687	$15.900
Accumulation Unit Value, End of Period	$13.530	$14.687	$15.900	$16.987
Number of Units Outstanding, End of Period	181	192	189	195
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.342	$14.610	$16.596	$17.296
Accumulation Unit Value, End of Period	$14.610	$16.596	$17.296	$19.747
Number of Units Outstanding, End of Period	178	2,252	4,083	5,148
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.861	$13.128	$13.896	$14.361
Accumulation Unit Value, End of Period	$13.128	$13.896	$14.361	$15.733
Number of Units Outstanding, End of Period	235	241	253	250
PUTNAM VT UTILITIES GROWTH AND INCOME—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.668	$14.093	$16.864	$18.020
Accumulation Unit Value, End of Period	$14.093	$16.864	$18.020	$22.529
Number of Units Outstanding, End of Period	109	108	79	15
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.818	$13.596	$15.869	$17.515
Accumulation Unit Value, End of Period	$13.596	$15.869	$17.515	$18.177
Number of Units Outstanding, End of Period	1,476	1,974	2,086	3,059
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.598	$12.429	$12.847	$13.363
Accumulation Unit Value, End of Period	$12.429	$12.847	$13.363	$13.866
Number of Units Outstanding, End of Period	573	970	1,224	2,134
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT(2)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.130	$12.171
Accumulation Unit Value, End of Period	—	$11.130	$12.171	$12.567
Number of Units Outstanding, End of Period	—	0	0	0
VAN KAMPEN LIT COMSTOCK, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.343	$11.622
Accumulation Unit Value, End of Period	—	$11.343	$11.622	$13.273
Number of Units Outstanding, End of Period	—	7,638	20,447	18,432
VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.947	$11.767	$12.365	$13.098
Accumulation Unit Value, End of Period	$11.767	$12.365	$13.098	$13.229
Number of Units Outstanding, End of Period	204	2,807	2,789	866
VAN KAMPEN LIT GROWTH AND INCOME, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.799	$13.388	$15.035	$16.235
Accumulation Unit Value, End of Period	$13.388	$15.035	$16.235	$18.530
Number of Units Outstanding, End of Period	949	3,543	5,246	5,096
VAN KAMPEN LIT MONEY MARKET, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$9.895	$9.975
Accumulation Unit Value, End of Period	$10.000	$9.895	$9.975	$10.226
Number of Units Outstanding, End of Period	0	3,754	11,171	9,986
VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$12.312	$13.908	$15.067	$16.627
Accumulation Unit Value, End of Period	$13.908	$15.067	$16.627	$18.131
Number of Units Outstanding, End of Period	0	1,067	6,089	7,044
VAN KAMPEN UIF EQUITY AND INCOME, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.967	$11.589
Accumulation Unit Value, End of Period	—	$10.967	$11.589	$12.840
Number of Units Outstanding, End of Period	—	5,720	23,950	26,956

130 PROSPECTUS

VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.763	$12.257
Accumulation Unit Value, End of Period	—	$10.763	$12.257	$12.558
Number of Units Outstanding, End of Period	—	0	0	0
VAN KAMPEN UIF EQUITY GROWTH, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.738	$12.203
Accumulation Unit Value, End of Period	—	$10.738	$12.203	$12.468
Number of Units Outstanding, End of Period	—	1,065	4,607	4,757
VAN KAMPEN UIF GLOBAL FRANCHISE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$11.098	$12.230
Accumulation Unit Value, End of Period	$10.000	$11.098	$12.230	$14.625
Number of Units Outstanding, End of Period	0	3,301	8,269	8,408
VAN KAMPEN UIF MID CAP GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.833
Number of Units Outstanding, End of Period	—	—	—	2,212
VAN KAMPEN UIF SMALL COMPANY GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$13.593	$15.912	$17.677
Accumulation Unit Value, End of Period	$13.593	$15.912	$17.677	$19.456
Number of Units Outstanding, End of Period	404	473	1,581	1,592
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.306	$12.497
Accumulation Unit Value, End of Period	—	$11.306	$12.497	$14.844
Number of Units Outstanding, End of Period	—	0	0	0
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.300	$12.472
Accumulation Unit Value, End of Period	—	$11.300	$12.472	$14.805
Number of Units Outstanding, End of Period	—	773	2,067	2,860
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$11.401	$14.908	$19.479	$22.382
Accumulation Unit Value, End of Period	$14.908	$19.479	$22.382	$30.325
Number of Units Outstanding, End of Period	0	733	2,713	2,459

*

The Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option and all of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option on May 1, 2003, except for the Van Kampen LIT Money Market, Class II Sub-Account and Van Kampen UIF Global Franchise, Class II Sub-Account, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities—Class 2 Sub-Account, FTVIP Franklin U.S. Government—Class 2 Sub-Account, Van Kampen LIT Aggressive Growth, Class II Sub-Account, Van Kampen LIT Comstock, Class II Sub-Account, Van Kampen UIF Equity and Income, Class II Sub-Account, Van Kampen UIF Equity Growth, Class I Sub-Account, Van Kampen UIF Equity Growth, Class II Sub-Account, Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account and Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account, which were first offered under the Contracts on May 1, 2004, the FTVIP Franklin Large Cap Growth Securities—Class 2 Sub-Account, Lord Abbett Series—All Value Sub-Account, Lord Abbett Series—Bond-Debenture Sub-Account, Lord Abbett Series - Growth and Income Sub-Account, Lord Abbett Series—Growth Opportunities Sub-Account, Lord Abbett Series—Mid-Cap Value Sub-Account and Oppenheimer Core Bond/VA—Service Shares Sub-Account, which were first offered under the Contracts on October 1, 2004, and the Fidelity VIP Contrafund(R) —Service Class 2 Sub-Account, Fidelity VIP Freedom 2010—Service Class 2 Sub-Account, Fidelity VIP Freedom 2020—Service Class 2 Sub-Account, Fidelity VIP Freedom 2030—Service Class 2 Sub-Account, Fidelity VIP Freedom Income—Service Class 2 Sub-Account, Fidelity VIP Growth Stock—Service Class 2 Sub-Account, Fidelity VIP Index 500—Service Class 2 Sub-Account, Fidelity VIP Mid Cap—Service Class 2 Sub-Account, FTVIP Mutual Discovery Securities—Class 2 Sub-Account and Van Kampen UIF Mid Cap Growth, Class II Sub-Account, which were first offered under the Contracts on May 1, 2006. No Accumulation Unit Values are shown for the Variable Sub-Accounts first offered December 31, 2003, May 1, 2004 and October 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.40% and an administrative expense charge of 0.19%.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences—Class IB Sub-Account, Putnam VT New Opportunities—Class IB Sub-Account, Putnam VT Research—Class IB Sub-Account and the Putnam VT Utilities Growth and Income—Class IB Sub-Account are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

131 PROSPECTUS

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity and Income, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

132 PROSPECTUS

ALLSTATE ADVISOR PREFERRED WITH 5 YEAR WITHDRAWAL CHARGE CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH BENEFIT OPTION)

For the Years Beginning January 1 * and Ending December 31,	2003	2004	2005	2006
SUB-ACCOUNTS
FIDELITY VIP CONTRAFUND(R)—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.256
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2010—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.447
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2020—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.477
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2030—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.486
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM INCOME—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.338
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP GROWTH STOCK—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.733
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP INDEX 500—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.809
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP MID CAP—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.865
Number of Units Outstanding, End of Period	—	—	—	0
FTVIP FRANKLIN GROWTH AND INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.713	$13.396	$14.553	$14.795
Accumulation Unit Value, End of Period	$13.396	$14.553	$14.795	$16.966
Number of Units Outstanding, End of Period	2,264	3,823	6.,153	5,853
FTVIP FRANKLIN INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.225	$11.202
Accumulation Unit Value, End of Period	—	$11.225	$11.202	$13.008
Number of Units Outstanding, End of Period	—	21	8,699	12,102
FTVIP FRANKLIN LARGE CAP GROWTH SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.520	$10.442
Accumulation Unit Value, End of Period	—	$10.520	$10.442	$11.373
Number of Units Outstanding, End of Period	—	855	6,540	10,578

133 PROSPECTUS

FTVIP FRANKLIN SMALL CAP VALUE SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.054	$14.567	$17.704	$18.912
Accumulation Unit Value, End of Period	$14.567	$17.704	$18.912	$21.729
Number of Units Outstanding, End of Period	976	2,767	6,785	8,871
FTVIP FRANKLIN U.S. GOVERNMENT—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.239	$10.298
Accumulation Unit Value, End of Period	—	$10.239	$10.298	$10.520
Number of Units Outstanding, End of Period	—	948	5,112	4,496
FTVIP MUTUAL DISCOVERY SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$11.004
Number of Units Outstanding, End of Period	—	—	—	0
FTVIP MUTUAL SHARES SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.613	$12.690	$14.038	$15.242
Accumulation Unit Value, End of Period	$12.690	$14.038	$15.242	$17.722
Number of Units Outstanding, End of Period	1,867	10,739	19,922	19,855
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.691	$16.880	$20.674	$25.875
Accumulation Unit Value, End of Period	$16.880	$20.674	$25.875	$32.551
Number of Units Outstanding, End of Period	350	336	1,229	2,510
FTVIP TEMPLETON FOREIGN SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.391	$13.603	$15.835	$17.133
Accumulation Unit Value, End of Period	$13.603	$15.835	$17.133	$20.436
Number of Units Outstanding, End of Period	784	1,205	5,272	7,208
LORD ABBETT SERIES—ALL VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.906	$11.456
Accumulation Unit Value, End of Period	—	$10.906	$11.456	$12.899
Number of Units Outstanding, End of Period	—	0	3,526	3,767
LORD ABBETT SERIES—BOND-DEBENTURE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.357	$10.305
Accumulation Unit Value, End of Period	—	$10.357	$10.305	$11.066
Number of Units Outstanding, End of Period	—	231	4,103	5,538
LORD ABBETT SERIES—GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.891	$11.043
Accumulation Unit Value, End of Period	—	$10.891	$11.043	$12.720
Number of Units Outstanding, End of Period	—	0	8,044	8,886
LORD ABBETT SERIES—GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.139	$11.446
Accumulation Unit Value, End of Period	—	$11.139	$11.446	$12.129
Number of Units Outstanding, End of Period	—	0	619	2,182
LORD ABBETT SERIES—MID-CAP VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.122	$11.821
Accumulation Unit Value, End of Period	—	$11.122	$11.821	$13.030
Number of Units Outstanding, End of Period	—	2,613	7,948	10,684
OPPENHEIMER MIDCAP/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.351	$12.395	$14.538	$15.990
Accumulation Unit Value, End of Period	$12.395	$14.538	$15.990	$16.129
Number of Units Outstanding, End of Period	0	1,411	5,300	7,872
OPPENHEIMER BALANCED/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.119	$13.099	$14.127	$14.382
Accumulation Unit Value, End of Period	$13.099	$14.124	$14.382	$15.659
Number of Units Outstanding, End of Period	2,730	5,437	12.155	14,260
OPPENHEIMER CORE BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.105	$10.156
Accumulation Unit Value, End of Period	—	$10.105	$10.156	$10.467
Number of Units Outstanding, End of Period	—	154	434	1,211

134 PROSPECTUS

OPPENHEIMER CAPITAL APPRECIATION/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$12.281	$12.859	$13.244
Accumulation Unit Value, End of Period	$12.281	$12.859	$13.244	$14.006
Number of Units Outstanding, End of Period	0	5,193	21,126	25,942
OPPENHEIMER GLOBAL SECURITIES/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.093	$14.239	$16.624	$18.623
Accumulation Unit Value, End of Period	$14.239	$16.624	$18.623	$21.467
Number of Units Outstanding, End of Period	0	522	2,909	3,092
OPPENHEIMER HIGH INCOME/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.744	$12.962	$13.842	$13.868
Accumulation Unit Value, End of Period	$12.962	$13.842	$13.868	$14.877
Number of Units Outstanding, End of Period	1,202	5,536	5,806	3,417
OPPENHEIMER MAIN STREET(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.474	$12.638	$13.547	$14.069
Accumulation Unit Value, End of Period	$12.638	$13.547	$14.069	$15.857
Number of Units Outstanding, End of Period	2,312	4,625	7,523	8,057
OPPENHEIMER MAIN STREET SMALL CAP(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.725	$14.668	$17.169	$18.501
Accumulation Unit Value, End of Period	$14.668	$17.169	$18.501	$20.834
Number of Units Outstanding, End of Period	2,224	3,051	4,720	5,601
OPPENHEIMER STRATEGIC BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.258	$12.141	$12.929	$13.013
Accumulation Unit Value, End of Period	$12.141	$12.929	$13.013	$13.706
Number of Units Outstanding, End of Period	3,492	7,464	14,993	15,156
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.694	$12.087	$12.845	$13.120
Accumulation Unit Value, End of Period	$12.087	$12.845	$13.120	$14.422
Number of Units Outstanding, End of Period	2,249	4,287	5,422	5,590
PUTNAM VT GLOBAL ASSET ALLOCATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.762	$12.437	$13.327	$14.001
Accumulation Unit Value, End of Period	$12.437	$13.327	$14.001	$15.519
Number of Units Outstanding, End of Period	0	1,233	1,146	1,142
PUTNAM VT GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.004	$13.509	$14.742	$15.236
Accumulation Unit Value, End of Period	$13.509	$14.742	$15.236	$17.345
Number of Units Outstanding, End of Period	1,064	1,630	2,348	2,286
PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.244	$11.306	$11.895	$13.225
Accumulation Unit Value, End of Period	$11.306	$11.895	$13.225	$13.351
Number of Units Outstanding, End of Period	945	939	0	0
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.877	$13.349	$14.492	$14.674
Accumulation Unit Value, End of Period	$13.349	$14.492	$14.674	$15.929
Number of Units Outstanding, End of Period	3,746	5,128	6,007	5,945
PUTNAM VT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.367	$10.446	$10.714	$10.771
Accumulation Unit Value, End of Period	$10.446	$10.714	$10.771	$11.057
Number of Units Outstanding, End of Period	3,018	3,716	4,538	4,448
PUTNAM VT INTERNATIONAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.586	$13.386	$15.276	$16.833
Accumulation Unit Value, End of Period	$13.386	$15.276	$16.833	$21.116
Number of Units Outstanding, End of Period	1,111	1,738	2,029	2,058
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.703	$12.996	$14.376	$15.363
Accumulation Unit Value, End of Period	$12.996	$14.376	$15.363	$17.191
Number of Units Outstanding, End of Period	0	0	0	0

135 PROSPECTUS

PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.947	$9.856	$9.743	$9.812
Accumulation Unit Value, End of Period	$9.856	$9.743	$9.812	$10.060
Number of Units Outstanding, End of Period	4,544	4,596	9,369	10,435
PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.990	$13.500	$14.625	$15.801
Accumulation Unit Value, End of Period	$13.500	$14.625	$15.801	$16.847
Number of Units Outstanding, End of Period	1,055	1,047	1,039	1,031
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.332	$14.578	$16.526	$17.188
Accumulation Unit Value, End of Period	$14.578	$16.526	$17.188	$19.584
Number of Units Outstanding, End of Period	0	1,132	2,070	2,709
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.852	$13.100	$13.838	$14.272
Accumulation Unit Value, End of Period	$13.100	$13.838	$14.272	$15.603
Number of Units Outstanding, End of Period	0	0	0	0
PUTNAM VT UTILITIES GROWTH AND INCOME—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.658	$14.062	$16.793	$17.908
Accumulation Unit Value, End of Period	$14.062	$16.793	$17.908	$22.343
Number of Units Outstanding, End of Period	1,542	1,597	1,379	1,284
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.809	$13.566	$15.802	$17.406
Accumulation Unit Value, End of Period	$13.566	$15.802	$17.406	$18.027
Number of Units Outstanding, End of Period	742	738	0	0
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.589	$12.402	$12.793	$13.280
Accumulation Unit Value, End of Period	$12.402	$12.793	$13.280	$13.752
Number of Units Outstanding, End of Period	564	564	860	859
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT(2)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.115	$12.129
Accumulation Unit Value, End of Period	—	$11.115	$12.129	$12.499
Number of Units Outstanding, End of Period	—	0	0	0
VAN KAMPEN LIT COMSTOCK, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.328	$11.583
Accumulation Unit Value, End of Period	—	$11.328	$11.583	$13.202
Number of Units Outstanding, End of Period	—	4,453	16,903	20,927
VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.939	$11.741	$12.313	$13.017
Accumulation Unit Value, End of Period	$11.741	$12.313	$13.017	$13.120
Number of Units Outstanding, End of Period	52	3,902	5,033	3,591
VAN KAMPEN LIT GROWTH AND INCOME, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.789	$13.359	$14.972	$16.134
Accumulation Unit Value, End of Period	$13.359	$14.972	$16.134	$18.377
Number of Units Outstanding, End of Period	95	3,697	8,378	7,656
VAN KAMPEN LIT MONEY MARKET, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$9.875	$9.934
Accumulation Unit Value, End of Period	$10.000	$9.875	$9.934	$10.164
Number of Units Outstanding, End of Period	0	4,203	6,568	4,675
VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$12.302	$13.878	$15.003	$16.524
Accumulation Unit Value, End of Period	$13.878	$15.003	$16.524	$17.982
Number of Units Outstanding, End of Period	0	219	1,713	1,826
VAN KAMPEN UIF EQUITY AND INCOME, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.952	$11.550
Accumulation Unit Value, End of Period	—	$10.952	$11.550	$12.771
Number of Units Outstanding, End of Period	—	2,343	3,026	3,427

136 PROSPECTUS

VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.749	$12.215
Accumulation Unit Value, End of Period	—	$10.749	$12.215	$12.490
Number of Units Outstanding, End of Period	—	744	670	727
VAN KAMPEN UIF EQUITY GROWTH, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.723	$12.162
Accumulation Unit Value, End of Period	—	$10.723	$12.162	$12.400
Number of Units Outstanding, End of Period	—	0	0	0
VAN KAMPEN UIF GLOBAL FRANCHISE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$11.075	$12.180
Accumulation Unit Value, End of Period	$10.000	$11.075	$12.180	$14.536
Number of Units Outstanding, End of Period	0	3,348	13,035	14,810
VAN KAMPEN UIF MID CAP GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.820
Number of Units Outstanding, End of Period	—	—	—	830
VAN KAMPEN UIF SMALL COMPANY GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.291	$17.582
Accumulation Unit Value, End of Period	—	$11.291	$17.582	$19.312
Number of Units Outstanding, End of Period	—	2,934	1,193	1,261
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.284	$12.455
Accumulation Unit Value, End of Period	—	$11.284	$12.455	$14.764
Number of Units Outstanding, End of Period	—	0	2,898	2,864
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	$10.000	$13.575	$15.858	$12.429
Accumulation Unit Value, End of Period	$13.575	$15.858	$12.429	$14.725
Number of Units Outstanding, End of Period	388	712	1,702	1,930
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$11.392	$14.515	$19.397	$22.243
Accumulation Unit Value, End of Period	$14.515	$19.397	$22.243	$30.075
Number of Units Outstanding, End of Period	43	530	3,393	3,107

*

The Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option were first offered with the MAV Death Benefit Option on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Preferred Contracts with 5 Year Withdrawal Charge Option and with the Mav Death Benefit Option on May 1, 2003, except for the Van Kampen LIT Money Market, Class II Sub-Account and Van Kampen UIF Global Franchise, Class II Sub-Account, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities—Class 2 Sub-Account, FTVIP Franklin U.S. Government - Class 2 Sub-Account, Van Kampen LIT Aggressive Growth, Class II Sub-Account, Van Kampen LIT Comstock, Class II Sub-Account, Van Kampen UIF Equity and Income, Class II Sub-Account, Van Kampen UIF Equity Growth, Class I Sub-Account, Van Kampen UIF Equity Growth, Class II Sub-Account, Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account and Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account, which were first offered under the Contracts on May 1, 2004, the FTVIP Franklin Large Cap Growth Securities—Class 2 Sub-Account, Lord Abbett Series—All Value Sub-Account, Lord Abbett Series—Bond-Debenture Sub-Account, Lord Abbett Series—Growth and Income Sub-Account, Lord Abbett Series—Growth Opportunities Sub-Account, Lord Abbett Series—Mid-Cap Value Sub-Account and Oppenheimer Core Bond/VA—Service Shares Sub-Account, which were first offered under the Contracts on October 1, 2004, and the Fidelity VIP Contrafund(R)—Service Class 2 Sub-Account, Fidelity VIP Freedom 2010—Service Class 2 Sub-Account, Fidelity VIP Freedom 2020—Service Class 2 Sub-Account, Fidelity VIP Freedom 2030—Service Class 2 Sub-Account, Fidelity VIP Freedom Income—Service Class 2 Sub-Account, Fidelity VIP Growth Stock—Service Class 2 Sub-Account, Fidelity VIP Index 500—Service Class 2 Sub-Account, Fidelity VIP Mid Cap—Service Class 2 Sub-Account, FTVIP Mutual Discovery Securities—Class 2 Sub-Account and Van Kampen UIF Mid Cap Growth, Class II Sub-Account, which were first offered under the Contracts on May 1, 2006. No Accumulation Unit Values are shown for the Variable Sub-Accounts first offered December 31, 2003, May 1, 2004 and October 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60% and an administrative expense charge of 0.19%.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences—Class IB Sub-Account, Putnam VT New Opportunities—Class IB Sub-Account, Putnam VT Research—Class IB Sub-Account and the Putnam VT Utilities Growth and Income—Class IB Sub-Account are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

137 PROSPECTUS

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity and Income, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

138 PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH 3 YEAR WITHDRAWAL CHARGE OPTION: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (BASIC CONTRACT)

For the Years Beginning January 1 * and Ending December 31,	2003	2004	2005	2006
SUB-ACCOUNTS
FIDELITY VIP CONTRAFUND(R)—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.263
Number of Units Outstanding, End of Period	—	—	—	75,240
FIDELITY VIP FREEDOM 2010—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.454
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2020—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.484
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2030—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.493
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM INCOME—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.345
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP GROWTH STOCK—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.739
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP INDEX 500—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.816
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP MID CAP—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.872
Number of Units Outstanding, End of Period	—	—	—	64,140
FTVIP FRANKLIN GROWTH AND INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.716	$13.409	$14.582	$14.840
Accumulation Unit Value, End of Period	$13.409	$14.582	$14.840	$17.034
Number of Units Outstanding, End of Period	8,432	3,7104	43,352	52,095
FTVIP FRANKLIN INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.233	$11.221
Accumulation Unit Value, End of Period	—	$11.233	$11.221	$13.044
Number of Units Outstanding, End of Period	—	605	51,851	237,773
FTVIP FRANKLIN LARGE CAP GROWTH SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.523	$10.455
Accumulation Unit Value, End of Period	—	$10.523	$10.455	$11.399
Number of Units Outstanding, End of Period	—	0	10,410	79,768

139 PROSPECTUS

FTVIP FRANKLIN SMALL CAP VALUE SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.057	$14.581	$17.739	$18.969
Accumulation Unit Value, End of Period	$14.581	$17.739	$18.969	$21.816
Number of Units Outstanding, End of Period	3,965	14,861	18,349	38,893
FTVIP FRANKLIN U.S. GOVERNMENT - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.246	$10.315
Accumulation Unit Value, End of Period	—	$10.246	$10.315	$10.549
Number of Units Outstanding, End of Period	—	6,487	8,481	9,117
FTVIP MUTUAL DISCOVERY SECURITIES —CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$11.011
Number of Units Outstanding, End of Period	—	—	—	9,345
FTVIP MUTUAL SHARES SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.616	$12.703	$14.065	$15.288
Accumulation Unit Value, End of Period	$12.703	$14.065	$15.288	$17.793
Number of Units Outstanding, End of Period	19,729	48,032	55,523	113,535
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.694	$16.896	$20.715	$25.952
Accumulation Unit Value, End of Period	$16.896	$20.715	$25.952	$32.682
Number of Units Outstanding, End of Period	4,361	6,424	7.093	16,719
FTVIP TEMPLETON FOREIGN SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.394	$13.616	$15.866	$17.185
Accumulation Unit Value, End of Period	$13.616	$15.866	$17.185	$20.518
Number of Units Outstanding, End of Period	6,224	14,254	21,655	84,703
LORD ABBETT SERIES - ALL VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.909	$11.471
Accumulation Unit Value, End of Period	—	$10.909	$11.471	$12.929
Number of Units Outstanding, End of Period	—	0	0	2,842
LORD ABBETT SERIES - BOND-DEBENTURE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.360	$10.319
Accumulation Unit Value, End of Period	—	$10.360	$10.319	$11.091
Number of Units Outstanding, End of Period	—	0	6,344	35,150
LORD ABBETT SERIES - GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.893	$11.057
Accumulation Unit Value, End of Period	—	$10.893	$11.057	$12.749
Number of Units Outstanding, End of Period	—	0	5,019	44,925
LORD ABBETT SERIES - GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.141	$11.460
Accumulation Unit Value, End of Period	—	$11.141	$11.460	$12.156
Number of Units Outstanding, End of Period	—	668	1,668	22,083
LORD ABBETT SERIES - MID-CAP VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.124	$11.836
Accumulation Unit Value, End of Period	—	$11.124	$11.836	$13.060
Number of Units Outstanding, End of Period	—	291	14,350	29,212
OPPENHEIMER MIDCAP/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.354	$12.406	$14.567	$16.038
Accumulation Unit Value, End of Period	$12.406	$14.567	$16.038	$16.193
Number of Units Outstanding, End of Period	10,985	6,140	8,220	12,186
OPPENHEIMER BALANCED/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.122	$13.112	$14.152	$14.425
Accumulation Unit Value, End of Period	$13.112	$14.152	$14.425	$15.722
Number of Units Outstanding, End of Period	846	20,785	23,448	28,129
OPPENHEIMER CORE BOND/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.108	$10.169
Accumulation Unit Value, End of Period	—	$10.108	$10.169	$10.491
Number of Units Outstanding, End of Period	—	0	2,640	42,728

140 PROSPECTUS

OPPENHEIMER CAPITAL APPRECIATION/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$12.289	$12.881	$13.280
Accumulation Unit Value, End of Period	$12.289	$12.881	$13.280	$14.059
Number of Units Outstanding, End of Period	13,673	40,711	49,129	74,967
OPPENHEIMER GLOBAL SECURITIES/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.096	$14.253	$16.657	$18.679
Accumulation Unit Value, End of Period	$14.253	$16.657	$18.679	$21.553
Number of Units Outstanding, End of Period	9,390	15,013	15,082	9,336
OPPENHEIMER HIGH INCOME/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.747	$12.975	$13.869	$13.909
Accumulation Unit Value, End of Period	$12.975	$13.869	$13.909	$14.936
Number of Units Outstanding, End of Period	9,456	27,387	26,035	38,423
OPPENHEIMER MAIN STREET(R)/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.477	$12.650	$13.574	$14.111
Accumulation Unit Value, End of Period	$12.650	$13.574	$14.111	$15.921
Number of Units Outstanding, End of Period	24,286	53,985	59,708	104,094
OPPENHEIMER MAIN STREET SMALL CAP(R)/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.728	$14.682	$17.203	$18.556
Accumulation Unit Value, End of Period	$14.682	$17.203	$18.556	$20.918
Number of Units Outstanding, End of Period	18,897	21,948	25,020	49,524
OPPENHEIMER STRATEGIC BOND/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.262	$12.153	$12.955	$13.052
Accumulation Unit Value, End of Period	$12.153	$12.955	$13.052	$13.761
Number of Units Outstanding, End of Period	10,897	38,272	49,026	79,357
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.696	$12.098	$12.870	$13.159
Accumulation Unit Value, End of Period	$12.098	$12.870	$13.159	$14.480
Number of Units Outstanding, End of Period	7,365	13,878	15,027	10,919
PUTNAM VT GLOBAL ASSET ALLOCATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.765	$12.448	$13.353	$14.043
Accumulation Unit Value, End of Period	$12.448	$13.353	$14.043	$15.582
Number of Units Outstanding, End of Period	5,167	33,396	36,742	43,218
PUTNAM VT GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.007	$13.522	$14.771	$15.281
Accumulation Unit Value, End of Period	$13.522	$14.771	$15.281	$17.414
Number of Units Outstanding, End of Period	2,526	12,596	6,599	10,307
PUTNAM VT HEALTH SCIENCES - CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.247	$11.317	$11.919	$13.264
Accumulation Unit Value, End of Period	$11.317	$11.919	$13.264	$13.405
Number of Units Outstanding, End of Period	5,155	5,082	4,999	1,967
PUTNAM VT HIGH YIELD - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.881	$13.362	$14.521	$14.718
Accumulation Unit Value, End of Period	$13.362	$14.521	$14.718	$15.993
Number of Units Outstanding, End of Period	2,724	8,446	15,365	23,557
PUTNAM VT INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.370	$10.456	$10.735	$10.803
Accumulation Unit Value, End of Period	$10.456	$10.735	$10.803	$11.101
Number of Units Outstanding, End of Period	5,326	24.136	34,889	66,601
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.589	$13.399	$15.306	$16.884
Accumulation Unit Value, End of Period	$13.399	$15.306	$16.884	$21.200
Number of Units Outstanding, End of Period	4,101	3,843	6,029	14,298
PUTNAM VT INVESTORS - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.706	$13.008	$14.405	$15.409
Accumulation Unit Value, End of Period	$13.008	$14.405	$15.409	$17.260
Number of Units Outstanding, End of Period	3,838	2,448	3,059	4,768

141 PROSPECTUS

PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.950	$9.865	$9.763	$9.841
Accumulation Unit Value, End of Period	$9.865	$9.763	$9.841	$10.100
Number of Units Outstanding, End of Period	3,133	20,407	41,957	175,649
PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.993	$13.513	$14.654	$15.849
Accumulation Unit Value, End of Period	$13.513	$14.654	$15.849	$16.915
Number of Units Outstanding, End of Period	5,502	10,471	8,985	8,877
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.336	$14.592	$16.559	$17.239
Accumulation Unit Value, End of Period	$14.592	$16.559	$17.239	$19.663
Number of Units Outstanding, End of Period	2,804	5,708	8,828	24,367
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.855	$13.112	$13.865	$14.315
Accumulation Unit Value, End of Period	13.112	$13.865	$14.315	$15.665
Number of Units Outstanding, End of Period	1,836	2,945	3,078	3,060
PUTNAM VT UTILITIES GROWTH AND INCOME—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.662	$14.075	$16.826	$17.961
Accumulation Unit Value, End of Period	$14.075	$16.826	$17.961	$22.432
Number of Units Outstanding, End of Period	297	296	294	292
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.812	$13.579	$15.833	$17.458
Accumulation Unit Value, End of Period	$13.579	$15.833	$17.458	$18.099
Number of Units Outstanding, End of Period	2,377	2667	3,088	2,868
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.592	$12.414	$12.818	$13.320
Accumulation Unit Value, End of Period	$12.414	$12.818	$13.320	$13.807
Number of Units Outstanding, End of Period	13,811	21,830	20,595	17,832
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT(2)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.122	$12.150
Accumulation Unit Value, End of Period	—	$11.122	$12.150	$12.533
Number of Units Outstanding, End of Period	—	23,846	17,884	9,452
VAN KAMPEN LIT COMSTOCK, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.336	$11.603
Accumulation Unit Value, End of Period	—	$11.336	$11.603	$13.237
Number of Units Outstanding, End of Period	—	7,590	22,285	63,207
VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.942	$11.753	$12.337	$13.056
Accumulation Unit Value, End of Period	$11.753	$12.337	$13.056	$13.172
Number of Units Outstanding, End of Period	3,104	6,517	7,990	10,334
VAN KAMPEN LIT GROWTH AND INCOME, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.793	$13.371	$15.002	$16.182
Accumulation Unit Value, End of Period	$13.371	$15.002	$16.182	$18.451
Number of Units Outstanding, End of Period	3,839	21,593	23,960	42,758
VAN KAMPEN LIT MONEY MARKET, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$9.885	$9.955
Accumulation Unit Value, End of Period	$10.000	$9.885	$9.955	$10.195
Number of Units Outstanding, End of Period	0	20,550	24,665	21,083
VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$12.306	$13.891	$15.033	$16.573
Accumulation Unit Value, End of Period	$13.891	$15.033	$16.573	$18.054
Number of Units Outstanding, End of Period	7,725	4,608	12,483	20,414
VAN KAMPEN UIF EQUITY AND INCOME, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.959	$11.570
Accumulation Unit Value, End of Period	—	$10.959	$11.570	$12.805
Number of Units Outstanding, End of Period	—	2,575	10,716	27,269

142 PROSPECTUS

VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.756	$12.236
Accumulation Unit Value, End of Period	—	$10.756	$12.236	$12.524
Number of Units Outstanding, End of Period	—	6,134	5,392	4,923
VAN KAMPEN UIF EQUITY GROWTH, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.731	$12.183
Accumulation Unit Value, End of Period	—	$10.731	$12.183	$12.434
Number of Units Outstanding, End of Period	—	817	817	697
VAN KAMPEN UIF GLOBAL FRANCHISE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$11.086	$12.205
Accumulation Unit Value, End of Period	$10.000	$11.086	$12.205	$14.580
Number of Units Outstanding, End of Period	0	624	8,680	60,798
VAN KAMPEN UIF MID CAP GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.826
Number of Units Outstanding, End of Period	—	—	—	18,040
VAN KAMPEN UIF SMALL COMPANY GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$13.584	$15.885	$17.630
Accumulation Unit Value, End of Period	$13.584	$15.885	$17.630	$19.384
Number of Units Outstanding, End of Period	1,839	2,737	2,992	2,453
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.299	$12.476
Accumulation Unit Value, End of Period	—	$11.299	$12.476	$14.804
Number of Units Outstanding, End of Period	—	13,277	12,409	11,465
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.292	$12.451
Accumulation Unit Value, End of Period	—	$11.292	$12.451	$14.765
Number of Units Outstanding, End of Period	—	1,344	2.342	14,455
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$11.395	$14.529	$19.436	$22.309
Accumulation Unit Value, End of Period	$14.529	$19.436	$22.309	$30.195
Number of Units Outstanding, End of Period	4,964	15,507	15,247	16,434

*

The Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option and all of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option on May 1, 2003, except for the Van Kampen LIT Money Market, Class II Sub-Account and Van Kampen UIF Global Franchise, Class II Sub-Account, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities—Class 2 Sub-Account, FTVIP Franklin U.S. Government—Class 2 Sub-Account, Van Kampen LIT Aggressive Growth, Class II Sub-Account, Van Kampen LIT Comstock, Class II Sub-Account, Van Kampen UIF Equity and Income, Class II Sub-Account, Van Kampen UIF Equity Growth, Class I Sub-Account, Van Kampen UIF Equity Growth, Class II Sub-Account, Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account and Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account, which were first offered under the Contracts on May 1, 2004, the FTVIP Franklin Large Cap Growth Securities—Class 2 Sub-Account, Lord Abbett Series—All Value Sub-Account, Lord Abbett Series—Bond-Debenture Sub-Account, Lord Abbett Series - Growth and Income Sub-Account, Lord Abbett Series—Growth Opportunities Sub-Account, Lord Abbett Series—Mid-Cap Value Sub-Account and Oppenheimer Core Bond/VA—Service Shares Sub-Account, which were first offered under the Contracts on October 1, 2004, and the Fidelity VIP Contrafund(R) —Service Class 2 Sub-Account, Fidelity VIP Freedom 2010—Service Class 2 Sub-Account, Fidelity VIP Freedom 2020—Service Class 2 Sub-Account, Fidelity VIP Freedom 2030—Service Class 2 Sub-Account, Fidelity VIP Freedom Income—Service Class 2 Sub-Account, Fidelity VIP Growth Stock—Service Class 2 Sub-Account, Fidelity VIP Index 500—Service Class 2 Sub-Account, Fidelity VIP Mid Cap—Service Class 2 Sub-Account, FTVIP Mutual Discovery Securities—Class 2 Sub-Account and Van Kampen UIF Mid Cap Growth, Class II Sub-Account, which were first offered under the Contracts on May 1, 2006. No Accumulation Unit Values are shown for the Variable Sub-Accounts first offered December 31, 2003, May 1, 2004 and October 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.50% and an administrative expense charge of 0.19%.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences—Class IB Sub-Account, Putnam VT New Opportunities—Class IB Sub-Account, Putnam VT Research—Class IB Sub-Account and the Putnam VT Utilities Growth and Income—Class IB Sub-Account are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

143 PROSPECTUS

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity and Income, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

144 PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH 3 YEAR WITHDRAWAL CHARGE OPTION: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH BENEFIT OPTION)

For the Years Beginning January 1 * and Ending December 31,	2003	2004	2005	2006
SUB-ACCOUNTS FIDELITY VIP CONTRAFUND(R)—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.249
Number of Units Outstanding, End of Period	—	—	—	20,221
FIDELITY VIP FREEDOM 2010—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.440
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2020—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.470
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2030—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.479
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM INCOME—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.331
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP GROWTH STOCK—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.726
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP INDEX 500—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.802
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP MID CAP—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.858
Number of Units Outstanding, End of Period	—	—	—	877
FTVIP FRANKLIN GROWTH AND INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.707	$13.380	$14.520	$14.747
Accumulation Unit Value, End of Period	$13.380	$14.520	$14.747	$16.894
Number of Units Outstanding, End of Period	15,810	28,856	58,515	65,430
FTVIP FRANKLIN INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.217	$11.183
Accumulation Unit Value, End of Period	—	$11.217	$11.183	$12.973
Number of Units Outstanding, End of Period	—	3,422	58,105	126,234
FTVIP FRANKLIN LARGE CAP GROWTH SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.517	$10.428
Accumulation Unit Value, End of Period	—	$10.517	$10.428	$11.347
Number of Units Outstanding, End of Period	—	0	27,658	48,480

145 PROSPECTUS

FTVIP FRANKLIN SMALL CAP VALUE SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.048	$14.549	$17.664	$18.850
Accumulation Unit Value, End of Period	$14.549	$17.664	$18.850	$21.636
Number of Units Outstanding, End of Period	6,721	13,182	25,322	27,998
FTVIP FRANKLIN U.S. GOVERNMENT—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.232	$10.280
Accumulation Unit Value, End of Period	—	$10.232	$10.280	$10.492
Number of Units Outstanding, End of Period	—	873	7,265	9,859
FTVIP MUTUAL DISCOVERY SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.996
Number of Units Outstanding, End of Period	—	—	—	4,757
FTVIP MUTUAL SHARES SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.608	$12.675	$14.006	$15.193
Accumulation Unit Value, End of Period	$12.675	$14.006	$15.193	$17.646
Number of Units Outstanding, End of Period	34,893	55,224	64,458	65,197
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.684	$16.859	$20.628	$25.790
Accumulation Unit Value, End of Period	$16.859	$20.628	$25.790	$32.412
Number of Units Outstanding, End of Period	1,139	3,004	7,242	9,684
FTVIP TEMPLETON FOREIGN SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.385	$13.586	$15.799	$17.078
Accumulation Unit Value, End of Period	$13.586	$15.799	$17.078	$20.349
Number of Units Outstanding, End of Period	2,279	8,903	22,915	36,820
LORD ABBETT SERIES—ALL VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.904	$11.442
Accumulation Unit Value, End of Period	—	$10.904	$11.442	$12.870
Number of Units Outstanding, End of Period	—	600	5,569	7,790
LORD ABBETT SERIES—BOND-DEBENTURE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.355	$10.292
Accumulation Unit Value, End of Period	—	$10.355	$10.292	$11.040
Number of Units Outstanding, End of Period	—	0	9,775	18,761
LORD ABBETT SERIES—GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.888	$11.029
Accumulation Unit Value, End of Period	—	$10.888	$11.029	$12.691
Number of Units Outstanding, End of Period	—	14	26,977	20,068
LORD ABBETT SERIES—GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.136	$11.431
Accumulation Unit Value, End of Period	—	$11.136	$11.431	$12.101
Number of Units Outstanding, End of Period	—	0	10,172	14,247
LORD ABBETT SERIES—MID-CAP VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.119	$11.806
Accumulation Unit Value, End of Period	—	$11.119	$11.806	$13.001
Number of Units Outstanding, End of Period	—	262	29,326	23,441
OPPENHEIMER MIDCAP/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.345	$12.379	$14.505	$15.938
Accumulation Unit Value, End of Period	$12.379	$14.505	$15.938	$16.060
Number of Units Outstanding, End of Period	6,786	19,546	29,242	28,277
OPPENHEIMER BALANCED/VA—SERVICE SHARES SUB- ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.113	$13.083	$14.093	$14.335
Accumulation Unit Value, End of Period	$13.083	$14.093	$14.335	$15.592
Number of Units Outstanding, End of Period	2,676	5,519	6,356	5,411
OPPENHEIMER CORE BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.102	$10.143
Accumulation Unit Value, End of Period	—	$10.102	$10.143	$10.443
Number of Units Outstanding, End of Period	—	0	876	11,280

146 PROSPECTUS

OPPENHEIMER CAPITAL APPRECIATION/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$12.273	$12.837	$13.208
Accumulation Unit Value, End of Period	$12.273	$12.837	$13.208	$13.954
Number of Units Outstanding, End of Period	22,984	42,490	84,492	83,257
OPPENHEIMER GLOBAL SECURITIES/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.087	$14.222	$16.587	$18.563
Accumulation Unit Value, End of Period	$14.222	$16.587	$18.563	$21.375
Number of Units Outstanding, End of Period	9,837	19,736	23,218	16,376
OPPENHEIMER HIGH INCOME/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.737	$12.946	$13.811	$13.822
Accumulation Unit Value, End of Period	$12.946	$13.811	$13.822	$14.813
Number of Units Outstanding, End of Period	6,398	14,522	40,776	52,833
OPPENHEIMER MAIN STREET(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.468	$12.623	$13.517	$14.023
Accumulation Unit Value, End of Period	$12.623	$13.517	$14.023	$15.790
Number of Units Outstanding, End of Period	30,068	35,349	57,338	52,345
OPPENHEIMER MAIN STREET SMALL CAP(R)/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.719	$14.650	$17.130	$18.440
Accumulation Unit Value, End of Period	$14.650	$17.130	$18.440	$20.745
Number of Units Outstanding, End of Period	3,694	8,506	16,907	21,448
OPPENHEIMER STRATEGIC BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.252	$12.126	$12.900	$12.971
Accumulation Unit Value, End of Period	$12.126	$12.900	$12.971	$13.647
Number of Units Outstanding, End of Period	16,382	25,105	64,859	85,779
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.687	$12.072	$12.816	$13.077
Accumulation Unit Value, End of Period	$12.072	$12.816	$13.077	$14.360
Number of Units Outstanding, End of Period	9,452	19,743	17,069	17,373
PUTNAM VT GLOBAL ASSET ALLOCATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.757	$12.421	$13.297	$13.956
Accumulation Unit Value, End of Period	$12.421	$13.297	$13.956	$15.453
Number of Units Outstanding, End of Period	379	9,858	15,892	15,812
PUTNAM VT GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.998	$13.493	$14.709	$15.186
Accumulation Unit Value, End of Period	$13.493	$14.709	$15.186	$17.270
Number of Units Outstanding, End of Period	7.676	19,398	19,035	17,946
PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.238	$11.292	$11.868	$13.181
Accumulation Unit Value, End of Period	$11.292	$11.868	$13.181	$13.294
Number of Units Outstanding, End of Period	3,293	4,800	4,664	4,601
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.871	$13.333	$14.460	$14.626
Accumulation Unit Value, End of Period	$13.333	$14.460	$16.262	$15.861
Number of Units Outstanding, End of Period	8,249	10,766	9,700	8,786
PUTNAM VT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.361	$10.433	$10.689	$10.736
Accumulation Unit Value, End of Period	$10.433	$10.689	$10.736	$11.009
Number of Units Outstanding, End of Period	19,681	45,714	54,325	61,421
PUTNAM VT INTERNATIONAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.580	$13.370	$15.242	$16.778
Accumulation Unit Value, End of Period	$13.370	$15.242	$16.778	$21.025
Number of Units Outstanding, End of Period	4,371	6,108	14,348	16,766
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.697	$12.980	$14.344	$15.313
Accumulation Unit Value, End of Period	$12.980	$14.344	$15.313	$17.118
Number of Units Outstanding, End of Period	1,815	2,184	2,372	2,570

147 PROSPECTUS

PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.942	$9.844	$9.721	$9.779
Accumulation Unit Value, End of Period	$9.844	$9.721	$9.779	$10.017
Number of Units Outstanding, End of Period	13,867	24,165	36,805	90,326
PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.984	$13.484	$14.592	$15.750
Accumulation Unit Value, End of Period	$13.484	$14.592	$15.750	$16.775
Number of Units Outstanding, End of Period	4,012	5,503	5,538	5,509
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.326	$14.560	$16.489	$17.132
Accumulation Unit Value, End of Period	$14.560	$16.489	$17.132	$19.501
Number of Units Outstanding, End of Period	0	3,629	7,761	8,767
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.846	$13.083	$13.807	$14.225
Accumulation Unit Value, End of Period	$13.083	$13.807	$14.225	$15.536
Number of Units Outstanding, End of Period	1,456	1,474	1,497	1,304
PUTNAM VT UTILITIES GROWTH AND INCOME—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.652	$14.045	$16.755	$17.849
Accumulation Unit Value, End of Period	$14.045	$16.755	$17.849	$22.247
Number of Units Outstanding, End of Period	133	1,306	1,328	1,222
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.803	$13.549	$15.767	$17.349
Accumulation Unit Value, End of Period	$13.549	$15.767	$17.349	$17.950
Number of Units Outstanding, End of Period	1,258	1,226	2,200	2,265
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.583	$12.387	$12.764	$13.237
Accumulation Unit Value, End of Period	$12.387	$12.764	$13.237	$13.693
Number of Units Outstanding, End of Period	10,451	14,037	15,500	14,345
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT(2)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.107	$12.109
Accumulation Unit Value, End of Period	—	$11.107	$12.109	$12.465
Number of Units Outstanding, End of Period	—	7,041	4,521	3,924
VAN KAMPEN LIT COMSTOCK, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.320	$11.563
Accumulation Unit Value, End of Period	—	$11.320	$11.563	$13.166
Number of Units Outstanding, End of Period	—	4,856	40,679	63,321
VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.934	$11.727	$12.285	$12.974
Accumulation Unit Value, End of Period	$11.727	$12.285	$12.974	$13.064
Number of Units Outstanding, End of Period	5,703	8,321	16,881	17,639
VAN KAMPEN LIT GROWTH AND INCOME, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.784	$13.342	$14.938	$16.081
Accumulation Unit Value, End of Period	$13.342	$14.938	$16.081	$18.299
Number of Units Outstanding, End of Period	12,658	19,866	27,176	31,255
VAN KAMPEN LIT MONEY MARKET, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$9.865	$9.914
Accumulation Unit Value, End of Period	$10.000	$9.865	$9.914	$10.133
Number of Units Outstanding, End of Period	0	10.937	11,668	11,813
VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$12.295	$13.861	$14.969	$16.470
Accumulation Unit Value, End of Period	$13.861	$14.969	$16.470	$17.905
Number of Units Outstanding, End of Period	3,899	3,509	10,513	9,333
VAN KAMPEN UIF EQUITY AND INCOME, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.944	$11.531
Accumulation Unit Value, End of Period	—	$10.944	$11.531	$12.736
Number of Units Outstanding, End of Period	—	5,396	21,629	27,185

148 PROSPECTUS

VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.741	$12.195
Accumulation Unit Value, End of Period	—	$10.741	$12.195	$12.456
Number of Units Outstanding, End of Period	—	9,501	11,303	10,988
VAN KAMPEN UIF EQUITY GROWTH, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.716	$12.142
Accumulation Unit Value, End of Period	—	$10.716	$12.142	$12.367
Number of Units Outstanding, End of Period	—	655	644	678
VAN KAMPEN UIF GLOBAL FRANCHISE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$11.064	$12.155
Accumulation Unit Value, End of Period	$10.000	$11.064	$12.155	$14.491
Number of Units Outstanding, End of Period	0	6,609	17,155	23,272
VAN KAMPEN UIF MID CAP GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.813
Number of Units Outstanding, End of Period	—	—	—	1,122
VAN KAMPEN UIF SMALL COMPANY GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$13.566	$15.831	$17.534
Accumulation Unit Value, End of Period	$13.566	$15.831	$17.534	$19.240
Number of Units Outstanding, End of Period	923	2,519	6,030	4,659
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.283	$12.433
Accumulation Unit Value, End of Period	—	$11.283	$12.433	$14.724
Number of Units Outstanding, End of Period	—	32,829	18,996	8,308
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.277	$12.408
Accumulation Unit Value, End of Period	—	$11.277	12.408	$14.685
Number of Units Outstanding, End of Period	—	4,582	17,365	26,742
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$11.385	$14.497	$19.354	$22.170
Accumulation Unit Value, End of Period	$14.497	$19.354	$22.170	$29.946
Number of Units Outstanding, End of Period	985	5,419	6,268	7,512

*

The Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option were first offered with the MAV Death Benefit Option on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Preferred Contracts with 3 Year Withdrawal Charge Option and with the MAV Death Benefit Option on May 1, 2003, except for the Van Kampen LIT Money Market, Class II Sub-Account and Van Kampen UIF Global Franchise, Class II Sub-Account, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities—Class 2 Sub-Account, FTVIP Franklin U.S. Government - Class 2 Sub-Account, Van Kampen LIT Aggressive Growth, Class II Sub-Account, Van Kampen LIT Comstock, Class II Sub-Account, Van Kampen UIF Equity and Income, Class II Sub-Account, Van Kampen UIF Equity Growth, Class I Sub-Account, Van Kampen UIF Equity Growth, Class II Sub-Account, Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account and Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account, which were first offered under the Contracts on May 1, 2004, the FTVIP Franklin Large Cap Growth Securities—Class 2 Sub-Account, Lord Abbett Series—All Value Sub-Account, Lord Abbett Series—Bond-Debenture Sub-Account, Lord Abbett Series—Growth and Income Sub-Account, Lord Abbett Series—Growth Opportunities Sub-Account, Lord Abbett Series—Mid-Cap Value Sub-Account and Oppenheimer Core Bond/VA—Service Shares Sub-Account, which were first offered under the Contracts on October 1, 2004, and the Fidelity VIP Contrafund(R)—Service Class 2 Sub-Account, Fidelity VIP Freedom 2010—Service Class 2 Sub-Account, Fidelity VIP Freedom 2020—Service Class 2 Sub-Account, Fidelity VIP Freedom 2030—Service Class 2 Sub-Account, Fidelity VIP Freedom Income—Service Class 2 Sub-Account, Fidelity VIP Growth Stock—Service Class 2 Sub-Account, Fidelity VIP Index 500—Service Class 2 Sub-Account, Fidelity VIP Mid Cap—Service Class 2 Sub-Account, FTVIP Mutual Discovery Securities—Class 2 Sub-Account and Van Kampen UIF Mid Cap Growth, Class II Sub-Account, which were first offered under the Contracts on May 1, 2006. No Accumulation Unit Values are shown for the Variable Sub-Accounts first offered December 31, 2003, May 1, 2004 and October 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.70% and an administrative expense charge of 0.19%.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences—Class IB Sub-Account, Putnam VT New Opportunities—Class IB Sub-Account, Putnam VT Research—Class IB Sub-Account and the Putnam VT Utilities Growth and Income—Class IB Sub-Account are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

149 PROSPECTUS

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity and Income, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

150 PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH NO WITHDRAWAL CHARGE OPTION: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED*(BASIC CONTRACT)

For the Years Beginning January 1 * and Ending December 31,	2003	2004	2005	2006
SUB-ACCOUNTS FIDELITY VIP CONTRAFUND(R)—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.256
Number of Units Outstanding, End of Period	—	—	—	2,402
FIDELITY VIP FREEDOM 2010—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.447
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2020—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.477
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2030—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.486
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM INCOME—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.338
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP GROWTH STOCK—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.733
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP INDEX 500—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.809
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP MID CAP—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.865
Number of Units Outstanding, End of Period	—	—	—	0
FTVIP FRANKLIN GROWTH AND INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.710	$13.392	$14.549	$14.791
Accumulation Unit Value, End of Period	$13.392	$14.549	$14.791	$16.961
Number of Units Outstanding, End of Period	299	4,495	6,520	6,574
FTVIP FRANKLIN INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.225	$11.202
Accumulation Unit Value, End of Period	—	$11.225	$11.202	$13.008
Number of Units Outstanding, End of Period	—	9,968	37,873	63,160
FTVIP FRANKLIN LARGE CAP GROWTH SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.520	$10.442
Accumulation Unit Value, End of Period	—	$10.520	$10.442	$11.373
Number of Units Outstanding, End of Period	—	0	33,583	22,804

151 PROSPECTUS

FTVIP FRANKLIN SMALL CAP VALUE SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.051	$14.563	$17.699	$18.907
Accumulation Unit Value, End of Period	$14.563	$17.699	$18.907	$21.723
Number of Units Outstanding, End of Period	278	1,636	9,689	10,325
FTVIP FRANKLIN U.S. GOVERNMENT - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.239	$10.298
Accumulation Unit Value, End of Period	—	$10.239	$10.298	$10.520
Number of Units Outstanding, End of Period	—	13,046	18,205	8,579
FTVIP MUTUAL DISCOVERY SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$11.004
Number of Units Outstanding, End of Period	—	—	—	0
FTVIP MUTUAL SHARES SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.611	$12.687	$14.034	$15.238
Accumulation Unit Value, End of Period	$12.687	$14.034	$15.238	$17.717
Number of Units Outstanding, End of Period	1,594	3,383	8,826	13,863
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.687	$16.875	$20.668	$25.867
Accumulation Unit Value, End of Period	$16.875	$20.668	$25.867	$32.542
Number of Units Outstanding, End of Period	159	322	1,176	5,344
FTVIP TEMPLETON FOREIGN SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.388	$13.599	$15.830	$17.129
Accumulation Unit Value, End of Period	$13.599	$15.830	$17.129	$20.431
Number of Units Outstanding, End of Period	610	1,194	8,730	14,552
LORD ABBETT SERIES - ALL VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.906	$11.456
Accumulation Unit Value, End of Period	—	$10.906	$11.456	$12.899
Number of Units Outstanding, End of Period	—	0	7,494	5,442
LORD ABBETT SERIES - BOND-DEBENTURE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.357	$10.305
Accumulation Unit Value, End of Period	—	$10.357	$10.305	$11.066
Number of Units Outstanding, End of Period	—	1,321	8,492	11,336
LORD ABBETT SERIES - GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.891	$11.043
Accumulation Unit Value, End of Period	—	$10.891	$11.043	$12.720
Number of Units Outstanding, End of Period	—	0	3,897	4,366
LORD ABBETT SERIES - GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.139	$11.446
Accumulation Unit Value, End of Period	—	$11.139	$11.446	$12.129
Number of Units Outstanding, End of Period	—	0	818	880
LORD ABBETT SERIES - MID-CAP VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.122	$11.821
Accumulation Unit Value, End of Period	—	$11.122	$11.821	$13.030
Number of Units Outstanding, End of Period	—	0	5,819	21,990
OPPENHEIMER MIDCAP/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.348	$12.391	$14.534	$15.986
Accumulation Unit Value, End of Period	$12.391	$14.534	$15.986	$16.124
Number of Units Outstanding, End of Period	0	0	1,897	3,591
OPPENHEIMER BALANCED/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.116	$13.095	$14.121	$14.378
Accumulation Unit Value, End of Period	$13.095	$14.121	$14.378	$15.654
Number of Units Outstanding, End of Period	0	1,244	7,053	17,792
OPPENHEIMER CORE BOND/VA - SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.105	$10.156
Accumulation Unit Value, End of Period	—	$10.105	$10.156	$10.467
Number of Units Outstanding, End of Period	—	0	1,187	7,343

152 PROSPECTUS

OPPENHEIMER CAPITAL APPRECIATION/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$12.281	$12.859	$13.244
Accumulation Unit Value, End of Period	$12.281	$12.859	$13.244	$14.006
Number of Units Outstanding, End of Period	524	4,906	31,934	32,688
OPPENHEIMER GLOBAL SECURITIES/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.090	$14.235	$16.620	$18.618
Accumulation Unit Value, End of Period	$14.235	$16.620	$18.618	$21.461
Number of Units Outstanding, End of Period	0	1,886	2,762	5,100
OPPENHEIMER HIGH INCOME/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.740	$12.959	$13.838	$13.864
Accumulation Unit Value, End of Period	$12.959	$13.838	$13.864	$14.873
Number of Units Outstanding, End of Period	608	1,588	6,558	7,470
OPPENHEIMER MAIN STREET(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.471	$12.635	$13.543	$14.065
Accumulation Unit Value, End of Period	$12.635	$13.543	$14.065	$15.853
Number of Units Outstanding, End of Period	1,491	2,943	13,693	16,371
OPPENHEIMER MAIN STREET SMALL CAP(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.722	$14.664	$17.164	$18.496
Accumulation Unit Value, End of Period	$14.664	$17.164	$18.496	$20.828
Number of Units Outstanding, End of Period	562	660	4,544	8,429
OPPENHEIMER STRATEGIC BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.255	$12.138	$12.926	$13.010
Accumulation Unit Value, End of Period	$12.138	$12.926	$13.010	$13.702
Number of Units Outstanding, End of Period	1,996	7,818	21,442	34,252
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.690	$12.084	$12.841	$13.117
Accumulation Unit Value, End of Period	$12.084	$12.841	$13.117	$14.418
Number of Units Outstanding, End of Period	2,053	2,049	2,173	2,004
PUTNAM VT GLOBAL ASSET ALLOCATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.760	$12.433	$13.323	$13.997
Accumulation Unit Value, End of Period	$12.433	$13.323	$13.997	$15.515
Number of Units Outstanding, End of Period	0	0	35,895	34,912
PUTNAM VT GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.001	$13.506	$14.738	$15.231
Accumulation Unit Value, End of Period	$13.506	$14.738	15.231	$17.340
Number of Units Outstanding, End of Period	587	622	13,422	19,569
PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.241	$11.303	$11.892	$13.221
Accumulation Unit Value, End of Period	$11.303	$11.892	$13.221	$13.348
Number of Units Outstanding, End of Period	0	0	0	0
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.874	$13.345	$14.488	$14.670
Accumulation Unit Value, End of Period	$13.345	$14.488	$14.670	$15.925
Number of Units Outstanding, End of Period	5,578	2,680	5,174	6,047
PUTNAM VT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.364	$10.443	$10.711	$10.768
Accumulation Unit Value, End of Period	$10.443	$10.711	$10.768	$11.054
Number of Units Outstanding, End of Period	4,440	10,371	60,273	60,831
PUTNAM VT INTERNATIONAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.583	$13.383	$15.272	$16.829
Accumulation Unit Value, End of Period	$13.383	$15.272	$16.829	$21.110
Number of Units Outstanding, End of Period	196	190	28,155	7,923
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.700	$12.992	$14.373	$15.359
Accumulation Unit Value, End of Period	$12.992	$14.373	$15.359	$17.187
Number of Units Outstanding, End of Period	0	0	107	955

153 PROSPECTUS

PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.945	$9.853	$9.741	$9.809
Accumulation Unit Value, End of Period	$9.853	$9.741	$9.809	$10.057
Number of Units Outstanding, End of Period	1,229	5,749	28,038	88,024
PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.987	$13.497	$14.621	$15.797
Accumulation Unit Value, End of Period	$13.497	$14.621	$15.797	$16.843
Number of Units Outstanding, End of Period	0	27	31	0
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.329	$14.574	$16.522	$17.183
Accumulation Unit Value, End of Period	$14.574	$16.522	$17.183	$19.579
Number of Units Outstanding, End of Period	0	204	1,090	2,179
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.849	$13.096	$13.834	$14.268
Accumulation Unit Value, End of Period	$13.096	$13.834	$14.268	$15.599
Number of Units Outstanding, End of Period	0	0	0	0
PUTNAM VT UTILITIES GROWTH AND INCOME—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.655	$14.058	$16.789	$17.903
Accumulation Unit Value, End of Period	$14.058	$16.789	$17.903	$22.337
Number of Units Outstanding, End of Period	0	0	0	0
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.806	$13.562	$15.798	$17.401
Accumulation Unit Value, End of Period	$13.562	$15.798	$17.401	$18.022
Number of Units Outstanding, End of Period	0	0	50	50
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.586	$12.398	$12.789	$13.276
Accumulation Unit Value, End of Period	$12.398	$12.789	$13.276	$13.748
Number of Units Outstanding, End of Period	508	546	3,823	11,799
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT(2)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.115	$12.129
Accumulation Unit Value, End of Period	—	$11.115	$12.129	$12.499
Number of Units Outstanding, End of Period	—	0	3,822	3,822
VAN KAMPEN LIT COMSTOCK, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.328	$11.583
Accumulation Unit Value, End of Period	—	$11.328	$11.583	$13.202
Number of Units Outstanding, End of Period	—	1,533	9,319	10,911
VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.936	$11.738	$12.309	$13.013
Accumulation Unit Value, End of Period	$11.738	$12.309	$13.013	$13.116
Number of Units Outstanding, End of Period	0	274	10,757	2,296
VAN KAMPEN LIT GROWTH AND INCOME, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.787	$13.355	$14.968	$16.129
Accumulation Unit Value, End of Period	$13.355	$14.968	$16.129	$18.372
Number of Units Outstanding, End of Period	0	3	1.357	2,338
VAN KAMPEN LIT MONEY MARKET, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$9.875	$9.934
Accumulation Unit Value, End of Period	$10.000	$9.875	$9.934	$10.164
Number of Units Outstanding, End of Period	0	0	3,657	3,581
VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$12.299	$13.874	$14.999	$16.519
Accumulation Unit Value, End of Period	$13.874	$14.999	$16.519	$17.977
Number of Units Outstanding, End of Period	0	3	3,240	2,610
VAN KAMPEN UIF EQUITY AND INCOME, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.952	$11.550
Accumulation Unit Value, End of Period	—	$10.952	$11.550	$12.771
Number of Units Outstanding, End of Period	—	224	46,775	46,419

154 PROSPECTUS

VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.749	$12.215
Accumulation Unit Value, End of Period	—	$10.749	$12.215	$12.490
Number of Units Outstanding, End of Period	—	398	374	369
VAN KAMPEN UIF EQUITY GROWTH, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.723	$12.162
Accumulation Unit Value, End of Period	—	$10.723	$12.162	$12.400
Number of Units Outstanding, End of Period	—	942	792	678
VAN KAMPEN UIF GLOBAL FRANCHISE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$11.075	$12.180
Accumulation Unit Value, End of Period	$10.000	$11.075	$12.180	$14.536
Number of Units Outstanding, End of Period	0	961	5,015	5,162
VAN KAMPEN UIF MID CAP GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.820
Number of Units Outstanding, End of Period	—	—	—	859
VAN KAMPEN UIF SMALL COMPANY GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$13.575	$15.858	$17.582
Accumulation Unit Value, End of Period	$13.575	$15.858	$17.582	$19.312
Number of Units Outstanding, End of Period	0	0	116	116
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.291	$12.455
Accumulation Unit Value, End of Period	—	$11.291	$12.455	$14.764
Number of Units Outstanding, End of Period	—	0	0	0
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.284	$12.429
Accumulation Unit Value, End of Period	—	$11.284	$12.429	$14.725
Number of Units Outstanding, End of Period	—	0	14,099	9,499
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$11.389	$14.511	$19.392	$22.236
Accumulation Unit Value, End of Period	$14.511	$19.392	$22.236	$30.066
Number of Units Outstanding, End of Period	0	357	4,662	5,269

*

The Allstate Advisor Preferred Contracts with No Withdrawal Charge Option and all of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Preferred Contracts with No Withdrawal Charge Option on May 1, 2003, except for the Van Kampen LIT Money Market, Class II Sub-Account and Van Kampen UIF Global Franchise, Class II Sub-Account, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities—Class 2 Sub-Account, FTVIP Franklin U.S. Government—Class 2 Sub-Account, Van Kampen LIT Aggressive Growth, Class II Sub-Account, Van Kampen LIT Comstock, Class II Sub-Account, Van Kampen UIF Equity and Income, Class II Sub-Account, Van Kampen UIF Equity Growth, Class I Sub-Account, Van Kampen UIF Equity Growth, Class II Sub-Account, Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account and Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account, which were first offered under the Contracts on May 1, 2004, the FTVIP Franklin Large Cap Growth Securities—Class 2 Sub-Account, Lord Abbett Series—All Value Sub-Account, Lord Abbett Series—Bond-Debenture Sub-Account, Lord Abbett Series - Growth and Income Sub-Account, Lord Abbett Series—Growth Opportunities Sub-Account, Lord Abbett Series—Mid-Cap Value Sub-Account and Oppenheimer Core Bond/VA—Service Shares Sub-Account, which were first offered under the Contracts on October 1, 2004, and the Fidelity VIP Contrafund(R) —Service Class 2 Sub-Account, Fidelity VIP Freedom 2010—Service Class 2 Sub-Account, Fidelity VIP Freedom 2020—Service Class 2 Sub-Account, Fidelity VIP Freedom 2030—Service Class 2 Sub-Account, Fidelity VIP Freedom Income—Service Class 2 Sub-Account, Fidelity VIP Growth Stock—Service Class 2 Sub-Account, Fidelity VIP Index 500—Service Class 2 Sub-Account, Fidelity VIP Mid Cap—Service Class 2 Sub-Account, FTVIP Mutual Discovery Securities—Class 2 Sub-Account and Van Kampen UIF Mid Cap Growth, Class II Sub-Account, which were first offered under the Contracts on May 1, 2006. No Accumulation Unit Values are shown for the Variable Sub-Accounts first offered December 31, 2003, May 1, 2004 and October 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60% and an administrative expense charge of 0.19%.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences—Class IB Sub-Account, Putnam VT New Opportunities—Class IB Sub-Account, Putnam VT Research—Class IB Sub-Account and the Putnam VT Utilities Growth and Income—Class IB Sub-Account are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

155 PROSPECTUS

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity and Income, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

156 PROSPECTUS

ALLSTATE ADVISOR PREFERRED CONTRACTS WITH NO WITHDRAWAL CHARGE OPTION: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED* (WITH THE MAV DEATH BENEFIT OPTION)

For the Years Beginning January 1 * and Ending December 31,	2003	2004	2005	2006
SUB-ACCOUNTS
FIDELITY VIP CONTRAFUND(R)—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.242
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2010—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.433
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2020—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.463
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM 2030—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.472
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP FREEDOM INCOME—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.324
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP GROWTH STOCK—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.720
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP INDEX 500—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.794
Number of Units Outstanding, End of Period	—	—	—	0
FIDELITY VIP MID CAP—SERVICE CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.852
Number of Units Outstanding, End of Period	—	—	—	0
FTVIP FRANKLIN GROWTH AND INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.701	$13.363	$14.487	$14.699
Accumulation Unit Value, End of Period	$13.363	$14.487	$14.699	$16.821
Number of Units Outstanding, End of Period	0	1,473	14,811	13,750
FTVIP FRANKLIN INCOME SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.210	$11.164
Accumulation Unit Value, End of Period	—	$11.210	$11.164	$12.938
Number of Units Outstanding, End of Period	—	1,470	30,399	32,174
FTVIP FRANKLIN LARGE CAP GROWTH SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.515	$10.415
Accumulation Unit Value, End of Period	—	$10.515	$10.415	$11.321
Number of Units Outstanding, End of Period	—	0	19,835	16,978

157 PROSPECTUS

FTVIP FRANKLIN SMALL CAP VALUE SECURITIES - CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.042	$14.531	$17.624	$18.789
Accumulation Unit Value, End of Period	$14.531	$17.624	$18.789	$21.543
Number of Units Outstanding, End of Period	1,879	2,012	4,117	5,333
FTVIP FRANKLIN U.S. GOVERNMENT—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.225	$10.263
Accumulation Unit Value, End of Period	—	$10.225	$10.263	$10.463
Number of Units Outstanding, End of Period	—	983	6,685	4,542
FTVIP MUTUAL DISCOVERY SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$10.989
Number of Units Outstanding, End of Period	—	—	—	0
FTVIP MUTUAL SHARES SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.602	$12.659	$13.975	$15.143
Accumulation Unit Value, End of Period	$12.659	$13.975	$15.143	$17.571
Number of Units Outstanding, End of Period	469	1,298	9,144	5,653
FTVIP TEMPLETON DEVELOPING MARKETS SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.678	$16.838	$20.581	$25.706
Accumulation Unit Value, End of Period	$16.838	$20.581	$25.706	$32.273
Number of Units Outstanding, End of Period	97	103	796	780
FTVIP TEMPLETON FOREIGN SECURITIES—CLASS 2 SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.380	$13.569	$15.763	$17.022
Accumulation Unit Value, End of Period	$13.569	$15.763	$17.022	$20.262
Number of Units Outstanding, End of Period	418	404	11,507	7,258
LORD ABBETT SERIES—ALL VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.901	$11.427
Accumulation Unit Value, End of Period	—	$10.901	$11.427	$12.840
Number of Units Outstanding, End of Period	—	0	1,925	1,916
LORD ABBETT SERIES—BOND-DEBENTURE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.352	$10.279
Accumulation Unit Value, End of Period	—	$10.352	$10.279	$11.015
Number of Units Outstanding, End of Period	—	0	3,147	2,410
LORD ABBETT SERIES—GROWTH AND INCOME SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.885	$11.015
Accumulation Unit Value, End of Period	—	$10.885	$11.015	$12.662
Number of Units Outstanding, End of Period	—	0	14,226	3,655
LORD ABBETT SERIES—GROWTH OPPORTUNITIES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.133	$11.417
Accumulation Unit Value, End of Period	—	$11.133	$11.417	$12.073
Number of Units Outstanding, End of Period	—	0	1,112	1,090
LORD ABBETT SERIES—MID-CAP VALUE SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.116	$11.791
Accumulation Unit Value, End of Period	—	$11.116	$11.791	$12.971
Number of Units Outstanding, End of Period	—	0	15,947	9,648
OPPENHEIMER MIDCAP/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.340	$12.364	$14.473	$15.886
Accumulation Unit Value, End of Period	$12.364	$14.473	$15.886	$15.991
Number of Units Outstanding, End of Period	1,695	2,138	5,531	6,032
OPPENHEIMER BALANCED/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.107	$13.067	$14.061	$14.288
Accumulation Unit Value, End of Period	$13.067	$14.061	$14.288	$15.525
Number of Units Outstanding, End of Period	2,541	3,194	3,270	3,451
OPPENHEIMER CORE BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.100	$10.130
Accumulation Unit Value, End of Period	—	$10.100	$10.130	$10.419
Number of Units Outstanding, End of Period	—	0	1,115	1,067

158 PROSPECTUS

OPPENHEIMER CAPITAL APPRECIATION/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$12.264	$12.815	$13.172
Accumulation Unit Value, End of Period	$12.264	$12.815	$13.172	$13.902
Number of Units Outstanding, End of Period	5,250	7,501	28,183	18,409
OPPENHEIMER GLOBAL SECURITIES/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.082	$14.204	$16.550	$18.502
Accumulation Unit Value, End of Period	$14.204	$16.550	$18.502	$21.284
Number of Units Outstanding, End of Period	2,801	3,743	4,243	4,356
OPPENHEIMER HIGH INCOME/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.731	$12.930	$13.870	$13.777
Accumulation Unit Value, End of Period	$12.930	$13.870	$13.777	$14.750
Number of Units Outstanding, End of Period	858	1,897	23,732	24,095
OPPENHEIMER MAIN STREET(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.463	$12.607	$13.486	$13.977
Accumulation Unit Value, End of Period	$12.607	$13.486	$13.977	$15.722
Number of Units Outstanding, End of Period	909	1,042	8,157	6,612
OPPENHEIMER MAIN STREET SMALL CAP(R)/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.713	$14.632	$17.092	$18.380
Accumulation Unit Value, End of Period	$14.632	$17.092	$18.380	$20.656
Number of Units Outstanding, End of Period	212	227	4,928	5,739
OPPENHEIMER STRATEGIC BOND/VA—SERVICE SHARES SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.246	$12.111	$12.871	$12.929
Accumulation Unit Value, End of Period	$12.111	$12.871	$12.929	$13.589
Number of Units Outstanding, End of Period	458	4,682	19,772	7,253
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.681	$12.057	$12.787	$13.035
Accumulation Unit Value, End of Period	$12.057	$12.787	$13.035	$14.299
Number of Units Outstanding, End of Period	0	0	0	0
PUTNAM VT GLOBAL ASSET ALLOCATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.751	$12.406	$13.267	$13.910
Accumulation Unit Value, End of Period	$12.406	$13.267	$13.910	$15.387
Number of Units Outstanding, End of Period	0	995	1,130	1,103
PUTNAM VT GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.992	$13.476	$14.675	$15.136
Accumulation Unit Value, End of Period	$13.476	$14.675	$15.136	$17.196
Number of Units Outstanding, End of Period	0	0	394	392
PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.233	$11.278	$11.842	$13.138
Accumulation Unit Value, End of Period	$11.278	$11.842	$13.138	$13.237
Number of Units Outstanding, End of Period	255	276	276	275
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.864	$13.316	$14.427	$14.579
Accumulation Unit Value, End of Period	$13.316	$14.427	$14.579	$15.793
Number of Units Outstanding, End of Period	0	0	10,431	10,237
PUTNAM VT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.355	$10.420	$10.665	$10.700
Accumulation Unit Value, End of Period	$10.420	$10.665	$10.700	$10.962
Number of Units Outstanding, End of Period	528	4,335	49,593	44,548
PUTNAM VT INTERNATIONAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.574	$13.353	$15.207	$16.724
Accumulation Unit Value, End of Period	$13.353	$15.207	$16.724	$20.935
Number of Units Outstanding, End of Period	0	0	0	0
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.691	$12.964	$14.312	$15.263
Accumulation Unit Value, End of Period	$12.964	$14.312	$15.263	$17.045
Number of Units Outstanding, End of Period	0	0	0	0

159 PROSPECTUS

PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.936	$9.832	$9.699	$9.748
Accumulation Unit Value, End of Period	$9.832	$9.699	$9.748	$9.974
Number of Units Outstanding, End of Period	1,549	1,541	42,513	47,334
PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.978	$13.467	$14.560	$15.698
Accumulation Unit Value, End of Period	$13.467	$14.560	$15.698	$16.704
Number of Units Outstanding, End of Period	0	0	0	0
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.320	$14.542	$16.452	$17.076
Accumulation Unit Value, End of Period	$14.542	$16.452	$17.076	$19.417
Number of Units Outstanding, End of Period	1,192	1,486	3,113	2,573
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$10.840	$13.067	$13.776	$14.179
Accumulation Unit Value, End of Period	13.067	13.776	$14.179	$15.470
Number of Units Outstanding, End of Period	0	0	0	0
PUTNAM VT UTILITIES GROWTH AND INCOME—CLASS IB SUB-ACCOUNT (1)
Accumulation Unit Value, Beginning of Period	$11.645	$14.027	$16.718	$17.791
Accumulation Unit Value, End of Period	$14.027	$16.718	$17.791	$22.152
Number of Units Outstanding, End of Period	0	0	0	0
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.797	$13.532	$15.731	$17.292
Accumulation Unit Value, End of Period	$13.532	$15.731	$17.292	$17.873
Number of Units Outstanding, End of Period	0	122	121	121
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.577	$12.371	$12.735	$13.193
Accumulation Unit Value, End of Period	$12.371	$12.735	$13.193	$13.634
Number of Units Outstanding, End of Period	0	0	4,870	4,831
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT(2)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.100	$12.088
Accumulation Unit Value, End of Period	—	$11.100	$12.088	$12.432
Number of Units Outstanding, End of Period	—	397	373	390
VAN KAMPEN LIT COMSTOCK, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.312	$11.544
Accumulation Unit Value, End of Period	—	$11.312	$11.544	$13.130
Number of Units Outstanding, End of Period	—	597	21,823	7,125
VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.928	$11.712	$12.257	$12.932
Accumulation Unit Value, End of Period	$11.712	$12.257	$12.932	$13.008
Number of Units Outstanding, End of Period	0	505	1,022	1,039
VAN KAMPEN LIT GROWTH AND INCOME, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.778	$13.326	$14.905	$16.029
Accumulation Unit Value, End of Period	$13.326	$14.905	$16.029	$18.220
Number of Units Outstanding, End of Period	3,738	4,603	7,502	8,260
VAN KAMPEN LIT MONEY MARKET, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$9.855	$9.894
Accumulation Unit Value, End of Period	$10.000	$9.855	$9.894	$10.102
Number of Units Outstanding, End of Period	0	776	1,177	1,280
VAN KAMPEN UIF EMERGING MARKETS DEBT, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$12.289	$13.844	$14.936	$16.416
Accumulation Unit Value, End of Period	$13.844	$14.936	$16.416	$17.828
Number of Units Outstanding, End of Period	106	223	940	1,074
VAN KAMPEN UIF EQUITY AND INCOME, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.937	$11.511
Accumulation Unit Value, End of Period	—	$10.937	$11,511	$12.702
Number of Units Outstanding, End of Period	—	0	808	807

160 PROSPECTUS

VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.734	$12.174
Accumulation Unit Value, End of Period	—	$10.734	$12.174	$12.422
Number of Units Outstanding, End of Period	—	0	0	0
VAN KAMPEN UIF EQUITY GROWTH, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$10.709	$12.121
Accumulation Unit Value, End of Period	—	$10.709	$12.121	$12.333
Number of Units Outstanding, End of Period	—	0	380	406
VAN KAMPEN UIF GLOBAL FRANCHISE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$10.000	$11.052	$12.131
Accumulation Unit Value, End of Period	$10.000	$11.052	$12.131	$14.447
Number of Units Outstanding, End of Period	0	349	548	547
VAN KAMPEN UIF MID CAP GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	—	—	—	$10.000
Accumulation Unit Value, End of Period	—	—	—	$9.806
Number of Units Outstanding, End of Period	—	—	—	0
VAN KAMPEN UIF SMALL COMPANY GROWTH, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$10.000	$13.556	$15.804	$17.487
Accumulation Unit Value, End of Period	$13.556	$15.804	$17.487	$19.168
Number of Units Outstanding, End of Period	1,212	1,397	1,385	1,440
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.276	$12.412
Accumulation Unit Value, End of Period	—	$11.276	$12.412	$14.684
Number of Units Outstanding, End of Period	—	3907	3,828	3,889
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS II SUB-ACCOUNT (3,4)
Accumulation Unit Value, Beginning of Period	—	$10.000	$11.269	$12.387
Accumulation Unit Value, End of Period	—	$11.269	$12.387	$14.645
Number of Units Outstanding, End of Period	—	0	350	347
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II SUB-ACCOUNT (3)
Accumulation Unit Value, Beginning of Period	$11.379	$14.479	$19.310	$22.098
Accumulation Unit Value, End of Period	$14.479	$19.310	$22.098	$29.818
Number of Units Outstanding, End of Period	205	937	7,810	4,121

*

The Allstate Advisor Preferred Contracts with No Withdrawal Charge Option were first offered with the MAV Death Benefit Option on May 1, 2003. All of the Variable Sub-Accounts shown above were first offered under the Allstate Advisor Preferred Contracts with No Withdrawal Charge Option and with the MAV Death Benefit Option on May 1, 2003, except for the Van Kampen LIT Money Market, Class II Sub-Account and Van Kampen UIF Global Franchise, Class II Sub-Account, which were first offered under the Contracts on December 31, 2003, and the FTVIP Franklin Income Securities—Class 2 Sub-Account, FTVIP Franklin U.S. Government - Class 2 Sub-Account, Van Kampen LIT Aggressive Growth, Class II Sub-Account, Van Kampen LIT Comstock, Class II Sub-Account, Van Kampen UIF Equity and Income, Class II Sub-Account, Van Kampen UIF Equity Growth, Class I Sub-Account, Van Kampen UIF Equity Growth, Class II Sub-Account, Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account and Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account, which were first offered under the Contracts on May 1, 2004, the FTVIP Franklin Large Cap Growth Securities—Class 2 Sub-Account, Lord Abbett Series—All Value Sub-Account, Lord Abbett Series—Bond-Debenture Sub-Account, Lord Abbett Series—Growth and Income Sub-Account, Lord Abbett Series—Growth Opportunities Sub-Account, Lord Abbett Series—Mid-Cap Value Sub-Account and Oppenheimer Core Bond/VA—Service Shares Sub-Account, which were first offered under the Contracts on October 1, 2004, and the Fidelity VIP Contrafund(R)—Service Class 2 Sub-Account, Fidelity VIP Freedom 2010—Service Class 2 Sub-Account, Fidelity VIP Freedom 2020—Service Class 2 Sub-Account, Fidelity VIP Freedom 2030—Service Class 2 Sub-Account, Fidelity VIP Freedom Income—Service Class 2 Sub-Account, Fidelity VIP Growth Stock—Service Class 2 Sub-Account, Fidelity VIP Index 500—Service Class 2 Sub-Account, Fidelity VIP Mid Cap—Service Class 2 Sub-Account, FTVIP Mutual Discovery Securities—Class 2 Sub-Account and Van Kampen UIF Mid Cap Growth, Class II Sub-Account, which were first offered under the Contracts on May 1, 2006. No Accumulation Unit Values are shown for the Variable Sub-Accounts first offered December 31, 2003, May 1, 2004 and October 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.80% and an administrative expense charge of 0.19%.

(1)

Effective October 1, 2004, the Putnam VT Health Sciences—Class IB Sub-Account, Putnam VT New Opportunities—Class IB Sub-Account, Putnam VT Research—Class IB Sub-Account and the Putnam VT Utilities Growth and Income—Class IB Sub-Account are no longer available for new investments. If you are currently invested in the Variable Sub-Accounts that invest in these Portfolios you may continue your investment. If, prior to October 1, 2004, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into these Variable Sub-Accounts in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

(2)

Effective May 1, 2006, the Van Kampen LIT Aggressive Growth Portfolio, Class II is no longer available for new investments. If you are currently invested in the Variable Sub-Account that invests in this Portfolio you may continue your investment. If, prior to May 1, 2006, you enrolled in one of our automatic transaction programs, such as automatic additions, portfolio rebalancing, or dollar cost averaging, we will continue to effect automatic transactions into the Variable Sub-Account in accordance with that program. Outside of these automatic transaction programs, additional allocations will not be allowed.

161 PROSPECTUS

(3)	Morgan Stanley Investment Management Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
(4)

The Variable Sub-Accounts that invest in the Van Kampen UIF Equity Growth, Class I Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class II Sub-Account are offered with Contracts issued on or after May 1, 2004. Contract Owners of Contracts issued prior to May 1, 2004 may only invest in the Variable Sub-Accounts that invest in the Van Kampen UIF Equity and Income, Class II Sub-Account and the Van Kampen UIF U.S. Mid Cap Value, Class I Sub-Account.

162 PROSPECTUS

THE PUTNAM ALLSTATE ADVISOR VARIABLE ANNUITIES (ADVISOR, ADVISOR PLUS, ADVISOR PREFERRED)

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STREET ADDRESS: 2940 S. 84TH STREET, LINCOLN, NE 68506-4142

MAILING ADDRESS: P.O. BOX 82656, LINCOLN, NE 68501-2656

TELEPHONE NUMBER: 1-800-390-1277

FAX NUMBER: 1-866-487-8538	PROSPECTUS DATED MAY 1, 2007

Allstate Life Insurance Company of New York (“Allstate New York”) has offered the following group flexible premium deferred variable annuity contracts (each, a “CONTRACT”):

PUTNAM ALLSTATE ADVISOR	PUTNAM ALLSTATE ADVISOR PLUS	PUTNAM ALLSTATE ADVISOR PREFERRED

This prospectus contains information about each Contract that you should know before investing. Please keep it for future reference. The Contracts are no longer offered for new sales.

Each Contract currently offers several investment alternatives (“INVESTMENT ALTERNATIVES”). The investment alternatives include up to 2 fixed account options (“FIXED ACCOUNT OPTIONS”), depending on the Contract, and include 28 variable sub-accounts (“VARIABLE SUB-ACCOUNTS”) of the Allstate Life of New York Separate Account A (“VARIABLE ACCOUNT”). Each Variable Sub-Account invests exclusively in the Class IB shares of one of the following underlying fund portfolios (“FUNDS”) of the Putnam Variable Trust:

Putnam VT American Government Income Fund - Class IB	Putnam VT Global Equity Fund—Class IB	Putnam VT Mid Cap Value Fund—Class IB
Putnam VT Capital Appreciation Fund—Class IB	Putnam VT Growth and Income Fund—Class IB	Putnam VT Money Market Fund - Class IB
Putnam VT Capital Opportunities Fund—Class IB	Putnam VT Growth Opportunities Fund - Class IB	Putnam VT New Opportunities Fund—Class IB
Putnam VT Discovery Growth Fund—Class IB	Putnam VT Health Sciences Fund—Class IB	Putnam VT New Value Fund—Class IB
Putnam VT Diversified Income Fund—Class IB	Putnam VT High Yield Fund - Class IB	Putnam VT OTC & Emerging Growth Fund—Class IB
Putnam VT Equity Income Fund—Class IB	Putnam VT Income Fund - Class IB	Putnam VT Research Fund—Class IB
Putnam VT The George Putnam Fund of Boston - Class IB	Putnam VT International Equity Fund—Class IB	Putnam VT Small Cap Value Fund—Class IB
Putnam VT Global Asset Allocation Fund—Class IB	Putnam VT International Growth and Income Fund - Class IB	Putnam VT Utilities Growth and Income Fund—Class IB
	Putnam VT International New Opportunities Fund - Class IB	Putnam VT Vista Fund—Class IB
	Putnam VT Investors Fund - Class IB	Putnam VT Voyager Fund—Class IB

For PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, each time you make a purchase payment, we will add to your Contract value (“CONTRACT VALUE”) a credit enhancement (“CREDIT ENHANCEMENT”) equal to 4% of such purchase payment. Expenses for this Contract may be higher than a Contract without the Credit Enhancement. Over time, the amount of the Credit Enhancement may be more than offset by the fees associated with the Credit Enhancement.

WE (Allstate New York) have filed a Statement of Additional Information, dated May 1, 2007, with the Securities and Exchange Commission (“SEC”). It contains more information about each Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page 41 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC’s Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC’s Website.

1 PROSPECTUS

IMPORTANT NOTICES

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

THE CONTRACTS ARE NOT FDIC INSURED.

THE CONTRACTS WERE AVAILABLE ONLY IN NEW YORK AND ARE NOT CURRENTLY BEING OFFERED FOR NEW SALES.

2 PROSPECTUS

3 PROSPECTUS

IMPORTANT TERMS

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.

PAGE

Accumulation Phase	8

Accumulation Unit	13

Accumulation Unit Value	13

Allstate New York (“We”)	1,30

Annuitant	13

Automatic Additions Program	14

Automatic Fund Rebalancing Program	20

Beneficiary	13

*Contract	1,32

Contract Anniversary	6

Contract Owner (“You”)	8,13

Contract Value	1,15

Contract Year	5

Credit Enhancement	1,15

Dollar Cost Averaging Program	20

Due Proof of Death	28

Fixed Account Options	1,17

Funds	1,16-17,31

Guarantee Period	18

Income Base	26

Income Plans	9,23

Investment Alternatives	1,16-18

Issue Date	9

Maximum Anniversary Value	27

Payout Phase	9,18

Payout Start Date	9

Preferred Withdrawal Amount	20

Retirement Income Guarantee Rider	26

Rider Date	26

SEC	1

Settlement Value	28

Standard Fixed Account Option	18

Systematic Withdrawal Program	23

Valuation Date	15

Variable Account	1,31

Variable Sub-Account	1,16-17

*

These Contracts were available only as group Contracts. We issued you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to “Contract” in this prospectus include certificates, unless the context requires otherwise. References to “Contract” also include all three Contracts listed on the cover page of this prospectus, unless otherwise noted. However, we administer each Contract separately.

4 PROSPECTUS

OVERVIEW OF CONTRACTS

The Contracts offer many of the same basic features and benefits. They differ primarily with respect to the charges imposed, as follows:

•

The PUTNAM ALLSTATE ADVISOR CONTRACT has a mortality and expense risk charge of 1.25%, an annual contract maintenance charge of $30, a withdrawal charge of up to 7% with a 7-year withdrawal charge period.

•

The PUTNAM ALLSTATE ADVISOR PLUS CONTRACT offers a 4% Credit Enhancement on purchase payments, a higher mortality and expense risk charge (1.60%), no contract maintenance charge, a higher withdrawal charge (up to 8%) with a longer withdrawal charge period (8 years).

•

The PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACT has a higher mortality and expense risk charge (1.65%), no contract maintenance charge, a lower withdrawal charge (up to 2%) with a shorter withdrawal charge period (2 years).

Other differences among the Contracts relate to the minimum initial purchase payment, the maximum age of Contract Owners and Annuitants, available Fixed Account Options, and available withdrawal charge waivers. For a side-by-side comparison of these differences, please turn to Appendix A of this prospectus.

5 PROSPECTUS

THE CONTRACTS AT A GLANCE

The following is a snapshot of the Contracts. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS

WE ARE NO LONGER OFFERING NEW CONTRACTS.

You can add to your Contract as often and as much as you like, but each subsequent payment must be at least $500 ($50 for automatic payments). We may limit the amount of any additional purchase payment to a maximum of $1,000,000.

For PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, each time you make a purchase payment, we will add to your Contract Value a Credit Enhancement equal to 4% of such purchase payment.

EXPENSES

Each Fund pays expenses that you will bear indirectly if you invest in a Variable Sub-Account. You also will bear the following expenses:

PUTNAM ALLSTATE ADVISOR CONTRACTS

•  Annual mortality and expense risk charge equal to 1.25% of average daily net assets.

•  Annual contract maintenance charge of $30 (waived in certain cases)

•  Withdrawal charges ranging from 0% to 7% of purchase payments withdrawn (with certain exceptions)

PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS

•  Annual mortality and expense risk charge equal to 1.60% of average daily net assets.

•  Withdrawal charges ranging from 0% to 8% of purchase payments withdrawn (with certain exceptions)

PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS

•  Annual mortality and expense risk charge equal to 1.65% of average daily net assets.

•  Withdrawal charges ranging from 0% to 2% of purchase payments withdrawn (with certain exceptions)

ALL CONTRACTS

•  We discontinued offering the RETIREMENT INCOME GUARANTEE RIDER as of January 1, 2004. If you elected the Retirement Income Guarantee Rider prior to January 1, 2004, you will pay an additional fee at the annual rate of 0.30% of the INCOME BASE in effect on each Contract anniversary (“CONTRACT ANNIVERSARY”)

•  Transfer fee equal to 0.50% of the amount transferred, up to a maximum charge of $25, after the 12th transfer in any Contract Year (“CONTRACT YEAR”), which we measure from the date we issue your Contract or a Contract Anniversary

•  State premium tax (New York currently does not impose one)

6 PROSPECTUS

INVESTMENT ALTERNATIVES

Each Contract offers several investment alternatives including:

•  a Standard Fixed Account Option* that credits interest at rates we guarantee, and

•  28 Variable Sub-Accounts investing in Funds offering professional money management by Putnam Investment Management, LLC.

PUTNAM ALLSTATE ADVISOR CONTRACTS offer an additional 7-to-12 Month Dollar Cost Averaging Fixed Account Option that credits interest at rates we guarantee.

To find out current rates being paid on the Fixed Account Option(s), or to find out how the Variable Sub-Accounts have performed, please call us at 1-800-390-1277.

*For PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS, the Standard Fixed Account Option is currently not available for new investments.

SPECIAL SERVICES	For your convenience, we offer these special services: • AUTOMATIC FUND REBALANCING PROGRAM • AUTOMATIC ADDITIONS PROGRAM • DOLLAR COST AVERAGING PROGRAM • SYSTEMATIC WITHDRAWAL PROGRAM
INCOME PAYMENTS

You can choose fixed income payments, variable income payments, or a combination of the two. You can receive your income payments in one of the following ways:

•  life income with guaranteed payments

•  a joint and survivor life income with guaranteed payments

•  guaranteed payments for a specified period

•  combination life income and guaranteed payments for a specified period

•  combination joint and survivor life income and guaranteed payments for a specified period

•  life income with cash refund

•  joint life income with cash refund

•  life income with installment refund

•  joint life income with installment refund

Prior to January 1, 2004, Allstate New York offered a Retirement Income Guarantee Rider that guarantees a minimum amount of fixed income payments you can receive if you choose to annuitize your Contract.

DEATH BENEFITS	If you die before income payments begin, we will pay the death benefit described in the Contract.

7 PROSPECTUS

TRANSFERS

Before the Payout Start Date, you may transfer your Contract Value among the investment alternatives, with certain restrictions. Except in the 7-to-12 Month Dollar Cost Averaging Fixed Account (PUTNAM ALLSTATE ADVISOR CONTRACTS ONLY), the minimum amount you may transfer is $100 or the amount remaining in the investment alternative, if less.

A charge may apply after the 12th transfer in each Contract Year. For PUTNAM ALLSTATE ADVISOR CONTRACTS, we do not permit transfers into the 7-to-12 Month Dollar Cost Averaging Option.

WITHDRAWALS	You may withdraw some or all of your Contract Value at any time during the Accumulation Phase and during the Payout Phase in certain cases. In general, you must withdraw at least $50 at a time. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. A withdrawal charge may also apply.

8 PROSPECTUS

HOW THE CONTRACTS WORK

Each Contract basically works in two ways.

First, each Contract can help you (we assume you are the “CONTRACT OWNER”) save for retirement because you can invest in your Contract’s investment alternatives and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the “ACCUMULATION PHASE” of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the “ISSUE DATE”) and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in a Fixed Account Option, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Funds.

Second, each Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one of the income payment options (we call these “INCOME PLANS”) described on page 23. You receive income payments during what we call the “PAYOUT PHASE” of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Funds. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

Issue Date	Accumulation Phase	Payout Start Date	Payout Phase

You buy a Contract	You save for retirement	You elect to receive income payments or receive a lump sum payment	You can receive income payments for a set period	Or you can receive income payments for life

Other income payment options are also available. See “INCOME PAYMENTS.”

As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. See “The Contracts.” In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract Owner or, if there is none, to your Beneficiary. See “Death Benefits.”

Please call us at 1-800-390-1277 if you have any question about how the Contracts work.

9 PROSPECTUS

EXPENSE TABLE

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes because New York currently does not impose premium taxes on annuities. For more information about Variable Account expenses, see “Expenses,” below. For more information about Fund expenses, please refer to the accompanying prospectus for the Funds.

CONTRACT OWNER TRANSACTION EXPENSES

Withdrawal Charge (as a percentage of purchase payments withdrawn)*

Contract:	Number of Complete Years Since We Received the Purchase Payment Being Withdrawn/Applicable Charge:
Putnam Allstate	0	1	2	3	4	5	6	7+
Advisor	7%	7%	6%	5%	4%	3%	2%	0%
Putnam Allstate	0	1	2	3	4	5	6	7	8+
Advisor Plus	8%	8%	8%	7%	6%	5%	4%	3%	0%
Putnam Allstate	0	1	2+
Advisor Preferred	2%	1%	0%
Annual Contract
Maintenance Charge
Contract:
Putnam Allstate					$30**
Advisor
Putnam Allstate					None
Advisor Plus
Putnam Allstate					None
Advisor Preferred
Transfer Fee	0.50 % of the amount transferred***

*	Each Contract Year, you may withdraw up to the PREFERRED WITHDRAWAL AMOUNT offered under your Contract without incurring a withdrawal charge. See “Withdrawal Charge,” for more information.
**	Waived in certain cases. See “Expenses.”
***

Applies solely to the 13th and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic fund rebalancing. This charge will not exceed $25 per transfer.

VARIABLE ACCOUNT ANNUAL EXPENSES

(as a percentage of average daily net asset value deducted from each Variable Sub-Account)

Contract	Mortality and Expense Risk Charge	Administrative Charge	Total Variable Account Annual Expenses
Putnam Allstate Advisor	1.25%	0.00%	1.25%
Putnam Allstate Advisor Plus	1.60%	0.00%	1.60%
Putnam Allstate Advisor	1.65%	0.00%	1.65%
Preferred

RETIREMENT INCOME GUARANTEE RIDER EXPENSES*

If you selected the Retirement Income Guarantee Rider, you will pay an additional fee at the annual rate of 0.30% of the Income Base in effect on a Contract Anniversary. See “RETIREMENT INCOME GUARANTEE RIDER” on page 26 for details.

*	We discontinued offering the Retirement Income Guarantee Rider as of January 1, 2004. Fees shown apply to Contract Owners who selected the Rider prior to January 1, 2004.

10 PROSPECTUS

FUND ANNUAL EXPENSES

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. Putnam Investment Management, LLC may have agreed to waive its fees for certain Funds and/or reimburse Fund expenses in order to keep the Funds’ expenses below specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Fund’s fees and expenses appears in the prospectus for the Funds.

	Minimum	Maximum
Total Annual Fund Operating Expenses(1) (expenses that are deducted from Fund assets, which may include management fees, distribution and/or services (12b-1) fees, and other expenses)	0.80%	1.50%

(1)	Expenses are shown as a percentage of Fund average daily net assets (before any waiver or reimbursement) as of December 31, 2006.

EXAMPLE 1

This Example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Fund fees and expenses. The Example shows the dollar amount of expenses that you would bear directly or indirectly if you:

•	invested $10,000 in the Contract for the time periods indicated,

•	earned a 5% annual return on your investment,

•	surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period, and

•	elected the Retirement Income Guarantee Rider prior to January 1, 2004.

The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

The first line of the example assumes that the maximum fees and expenses of any of the Funds are charged. The second line of the example assumes that the minimum fees and expenses of any of the Funds are charged. Your actual expenses may be higher or lower than those shown below.

	Allstate Advisor				Allstate Advisor Plus
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$938	$1,473	$2,033	$3,719	$1,029	$1,662	$2,236	$3,792
Costs Based on Minimum Annual Portfolio Expenses	$867	$1,259	$1,678	$3,026	$957	$1,449	$1,884	$3,792

	Allstate Advisor Preferred
	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$439	$1,082	$1,835	$3,839
Costs Based on Minimum Annual Portfolio Expenses	$368	$869	$1,485	$3,164

11 PROSPECTUS

EXAMPLE 2

This Example uses the same assumptions as Example 1 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each time period.

	Allstate Advisor				Allstate Advisor Plus
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$343	$1,048	$1,778	$3,719	$349	$1,067	$1,811	$3,792
Costs Based on Minimum Annual Portfolio Expenses	$272	$834	$1,423	$3,026	$277	$854	$1,459	$3,114

	Allstate Advisor Preferred
	1 Year	3 Years	5 Years	10 Years
Costs Based on Maximum Annual Portfolio Expenses	$354	$1,082	$1,835	$3,839
Costs Based on Minimum Annual Portfolio Expenses	$283	$869	$1,485	$3,164

PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES REFLECT THE PREFERRED WITHDRAWAL AMOUNTS, IF APPLICABLE, AND THE DEDUCTION OF THE ANNUAL CONTRACT MAINTENANCE CHARGE OF $30 EACH YEAR FOR PUTNAM ALLSTATE ADVISOR CONTRACTS. THE EXAMPLES DO NOT ASSUME THAT ANY FUND EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE RETIREMENT INCOME GUARANTEE RIDER PRIOR TO JANUARY 1, 2004. IF THAT FEATURE WAS NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER.

12 PROSPECTUS

FINANCIAL INFORMATION

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the “ACCUMULATION UNIT.” Each Variable Sub-Account has a separate value for its Accumulation Units we call “ACCUMULATION UNIT VALUE.” Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

Accumulation Unit Values for the Contracts appear in Appendix B. The financial statements of Allstate New York and the financial statements of the Variable Account, which are comprised of the financial statements of the underlying Sub-Accounts, appear in the Statement of Additional Information.

THE CONTRACTS

CONTRACT OWNER

Each Contract is an agreement between you, the Contract Owner, and Allstate New York, a life insurance company. As the Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

•	the investment alternatives during the Accumulation and Payout Phases,

•	the amount and timing of your purchase payments and withdrawals,

•	the programs you want to use to invest or withdraw money,

•	the income payment plan you want to use to receive retirement income,

•	the Annuitant (either yourself or someone else) on whose life the income payments will be based,

•	the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract Owner or the Annuitant dies, and

•	any other rights that the Contract provides, including restricting income payments to Beneficiaries.

If you die, any surviving joint Contract Owner or, if none, the Beneficiary will exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-living person and a living person. If the Contract Owner is a grantor trust, the Contract Owner will be considered a non-living person for purposes of the “Death of Owner” and “Death of Annuitant” provisions of your Contract. The maximum age of any Contract Owner on the date we receive the completed application for each Contract is as follows:

•	90 - PUTNAM ALLSTATE ADVISOR

•	85 - PUTNAM ALLSTATE ADVISOR PLUS

•	90 - PUTNAM ALLSTATE ADVISOR PREFERRED

The Contract can also be purchased as part of a qualified plan. A qualified plan is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term “QUALIFIED CONTRACT” to refer to a Contract issued with a qualified plan.

Except with respect to certain retirement plans, you may change the Contract Owner at any time. Once we have received a satisfactory written request for a change of Contract Owner, the change will take effect as of the date you signed it. We are not liable for any payment we make or other action we take before receiving any written request for a change from you.

Changing ownership of this Contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner.

ANNUITANT

The Annuitant is the individual whose age determines the latest Payout Start Date and whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You may name a new Annuitant only upon the death of the current Annuitant and before payout. If the Annuitant dies prior to the Payout Start Date, and the Contract Owner does not name a new Annuitant, the new Annuitant will be the youngest Contract Owner, otherwise, the youngest Beneficiary. You may designate a joint Annuitant, who is a second person on whose life income payments depend, at the time you select an Income Plan. The maximum age of any Annuitant on the date we receive the completed application for each Contract is as follows:

•	90 - PUTNAM ALLSTATE ADVISOR

•	85 - PUTNAM ALLSTATE ADVISOR PLUS

•	90 - PUTNAM ALLSTATE ADVISOR PREFERRED

If you select an Income Plan that depends on the Annuitant or a joint Annuitant’s life, we may require proof of age and sex before income payments begin and proof that the Annuitant or joint Annuitant is still alive before we make each payment.

BENEFICIARY

You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary

13 PROSPECTUS

Beneficiary is the person who may elect to receive the death benefit or become the new Contract Owner, subject to the Death of Owner provisions in your Contract, if the sole surviving Contract Owner dies before the Payout Start Date. If the sole surviving Contract Owner dies after the Payout Start Date, the primary Beneficiary will receive any guaranteed income payments scheduled to continue.

A contingent Beneficiary is the person selected by the Contract Owner who will exercise the rights of the primary Beneficiary if all named primary Beneficiaries die before the death of the sole surviving Contract Owner.

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we accept your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each Beneficiary change is subject to any payment made by us or any other action we take before we accept the change.

You may restrict income payments to Beneficiaries by providing us with a written request. Once we accept the written request, the restriction will take effect as of the date you signed the request. Any restriction is subject to any payment made by us or any other action we take before we accept the request.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving primary or contingent Beneficiaries when the death benefit becomes payable, the new Beneficiary will be:

•	your spouse or, if he or she is no longer alive,

•	your surviving children equally, or if you have no surviving children,

•	your estate.

If there is more than one Beneficiary and one of the Beneficiaries is a corporation or other type of non-living person, all Beneficiaries will be considered to be non- living persons.

Unless you have provided directions to the contrary, the Beneficiaries will take equal shares. If there is more than one Beneficiary in a class (e.g., more than one primary Beneficiary) and one of the Beneficiaries predeceases the Contract Owner, the remaining Beneficiaries in that class will divide the deceased Beneficiary’s share in proportion to the original share of the remaining Beneficiaries.

Where there are multiple Beneficiaries, we will only value the death benefit at the time the first Beneficiary submits the necessary documentation in good order. Any death benefit amounts attributable to any Beneficiary which remain in the Variable Sub-Accounts are subject to investment risk. If there is more than one Beneficiary taking shares of the death benefit, each Beneficiary will be treated as a separate and independent owner of his or her respective share of the death benefit. Each Beneficiary will exercise all rights related to his or her share of the death benefit, including the sole right to select a payout option, subject to any restrictions previously placed upon the Beneficiary. Each Beneficiary may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the payout option chosen by the original Beneficiary.

MODIFICATION OF THE CONTRACT

Only an Allstate New York officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

ASSIGNMENT

No Contract Owner has a right to assign any interest in a Contract as collateral or security for a loan. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.

PURCHASES

MINIMUM PURCHASE PAYMENTS

You may make purchase payments of at least $500 or more ($50 for automatic payments) at any time prior to the Payout Start Date. The most we accept without our prior approval is $1,000,000. We reserve the right to limit the availability of the investment alternatives for additional investments.

AUTOMATIC ADDITIONS PROGRAM

You may make subsequent purchase payments of $50 or more per month by automatically transferring money from your bank account. Please consult with your sales representative for detailed information. The Automatic Additions Program is not available for making purchase payments into the 7-to-12 Month Dollar Cost Averaging Option (for PUTNAM ALLSTATE ADVISOR CONTRACTS only).

14 PROSPECTUS

ALLOCATION OF PURCHASE PAYMENTS

At the time you apply for a Contract, you must decide how to allocate your purchase payment among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by calling 1-800-390-1277.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our customer service center.

We use the term “business day” to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as “VALUATION DATES.” Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern Time. If we receive your purchase payment after 4:00 p.m. Eastern Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

CREDIT ENHANCEMENT

(PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS only)

Each time you make a purchase payment, we will add to your Contract Value a Credit Enhancement equal to 4% of the purchase payment.

We will allocate any Credit Enhancements to the investment alternatives according to the allocation instructions you have on file with us at the time we receive your purchase payment. We will allocate each Credit Enhancement among the investment alternatives in the same proportions as the corresponding purchase payment. For purposes of determining the death benefit and the amount applied to an Income Plan, Credit Enhancements will be included with purchase payments. We do not consider Credit Enhancements to be investments in the Contract for income tax purposes.

We use a portion of the withdrawal charge and mortality and expense risk charge to help recover the cost of providing the Credit Enhancement under the Contract. See “EXPENSES.” Under certain circumstances (such as a period of poor market performance) the cost associated with the Credit Enhancement may exceed the sum of the Credit Enhancement and any related earnings. You should consider this possibility before purchasing the Contract.

CONTRACT VALUE

On the Issue Date, the Contract Value is equal to:

•	your initial purchase payment for PUTNAM ALLSTATE ADVISOR CONTRACTS

•	your initial purchase payment plus the Credit Enhancement for PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS

•	your initial purchase payment for PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS

Thereafter, your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus your value in the Fixed Account Option(s) offered by your Contract.

ACCUMULATION UNITS

To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. For PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, we also would credit you with an additional 40 Accumulation Units of the Variable Sub-Account to reflect the 4% Credit Enhancement on your purchase payment. See “Credit Enhancement.” Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE

As a general matter, the Accumulation Unit Value for each Variable Sub-Account for each Contract will rise or fall to reflect:

•	changes in the share price of the Fund in which the Variable Sub-Account invests, and

•	the deduction of amounts reflecting the mortality and expense risk charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine withdrawal charges, Retirement Income Guarantee Rider fees (if applicable), transfer fees, and contract maintenance charges (if applicable), separately for each Contract. They do not affect the Accumulation

15 PROSPECTUS

Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we compute Accumulation Unit Value, please refer to the Statement of Additional Information.

YOU SHOULD REFER TO THE PROSPECTUS FOR THE FUND FOR A DESCRIPTION OF HOW THE ASSETS OF EACH SUCH FUND ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS

You may allocate your purchase payments to up to 28 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Fund. Each Fund has its own investment objective(s) and policies. We briefly describe the Funds below.

For more complete information about each Fund, including expenses and risks associated with each such Fund, please refer to the prospectus for the Fund. We will mail you a prospectus for each Fund related to the Variable Sub-Accounts to which you allocate your purchase payments.

YOU SHOULD CAREFULLY CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE INVESTMENT ALTERNATIVES WHEN MAKING AN ALLOCATION TO THE VARIABLE SUB-ACCOUNTS. TO OBTAIN ANY OR ALL OF THE FUND PROSPECTUSES, PLEASE CONTACT US AT 1-800-390-1277.

FUND:	EACH FUND SEEKS:
Putnam VT American Government Income Fund - Class IB	High current income with preservation of capital as its secondary objective.

Putnam VT Capital Appreciation Fund - Class IB	Capital appreciation.

Putnam VT Capital Opportunities Fund - Class IB	Long-term growth of capital.

Putnam VT Discovery Growth Fund - Class IB	Long-term growth of capital.

Putnam VT Diversified Income Fund - Class IB	As high a level of current income as Putnam Management believes is consistent with preservation of capital.

Putnam VT Equity Income Fund - Class IB	Current income. Capital growth is a secondary objective when consistent with seeking current income.

Putnam VT The George Putnam Fund of Boston - Class IB	To provide a balanced investment composed of a well diversified portfolio of value stocks and bonds, which produce both capital growth and current income.

Putnam VT Global Asset Allocation Fund - Class IB	A high level of long-term total return consistent with preservation of capital.

Putnam VT Global Equity Fund - Class IB	Capital appreciation.

Putnam VT Growth and Income Fund - Class IB	Capital growth and current income.

Putnam VT Growth Opportunities Fund - Class IB	Capital appreciation.

Putnam VT Health Sciences Fund - Class IB	Capital appreciation.

Putnam VT High Yield Fund - Class IB	High current income. Capital growth is a secondary goal when consistent with achieving high current income.

Putnam VT Income Fund - Class IB	High current income consistent with what Putnam Management believes to be prudent risk.

Putnam VT International Equity Fund - Class IB	Capital appreciation.

Putnam VT International Growth and Income Fund - Class IB	Capital growth. Current income is a secondary objective.

Putnam VT International New Opportunities Fund - Class IB	Long-term capital appreciation.

Putnam VT Investors Fund - Class IB	Long-term growth of capital and any increased income that results from this growth.

16 PROSPECTUS

Putnam VT Mid Cap Value Fund - Class IB	Capital appreciation, as a secondary objective, current income.
Putnam VT Money Market Fund - Class IB	As high a rate of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity.
Putnam VT New Opportunities Fund - Class IB	Long-term capital appreciation.
Putnam VT New Value Fund - Class IB	Long-term capital appreciation.
Putnam VT OTC & Emerging Growth Fund - Class IB	Capital appreciation.
Putnam VT Research Fund - Class IB	Capital appreciation.
Putnam VT Small Cap Value Fund - Class IB	Capital appreciation.
Putnam VT Utilities Growth and Income Fund - Class IB	Capital growth and current income.
Putnam VT Vista Fund - Class IB	Capital appreciation.
Putnam VT Voyager Fund - Class IB	Capital appreciation.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE FUNDS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE FUNDS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE FUNDS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

VARIABLE INSURANCE PORTFOLIOS MIGHT NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM SIMILARLY NAMED RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A VARIABLE INSURANCE PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF A SIMILARLY NAMED RETAIL MUTUAL FUND.

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS

You may allocate all or a portion of your purchase payments to the Fixed Account. The Fixed Account Options available under each Contract are as follows:

	ADVISOR	ADVISOR PLUS	ADVISOR PREFERRED
Standard Fixed Account Option	Yes	Yes	No
7-to-12 Month Dollar Cost Averaging Option	Yes	No	No

We may offer additional Fixed Account Options in the future. We will credit a minimum annual interest rate of 3% to money you allocate to any of the Fixed Account Options available under your Contract. Allstate New York reserves the right to delete or add Fixed Account Options. In addition, Allstate New York may limit the availability of the Standard Fixed Account Option. Please consult with your representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTION

(PUTNAM ALLSTATE ADVISOR CONTRACTS Only)

The Dollar Cost Averaging Fixed Account Option is one of the investment alternatives that you can use to establish a DOLLAR COST AVERAGING PROGRAM, as described on page 20. This option allows you to allocate purchase payments to the Fixed Account for up to 12 months (the “7-TO-12 MONTH DOLLAR COST AVERAGING OPTION”). Your purchase payments will earn interest for the period you select at the current rates in effect at the time of allocation. Rates may differ from those available for the Standard Fixed Account Option described below.

You must transfer all of your money out of the 7-to-12 Month Dollar Cost Averaging Option to other investment alternatives in equal installments. For each purchase payment, the first transfer from the 7-to-12 Month Dollar Cost Averaging Option will be made the next business day after we receive the purchase payment. If we do not receive an allocation instruction from you when we receive the purchase payment, the purchase payment plus associated interest will be transferred to the Putnam Money Market Variable Sub-Account in equal monthly installments within the selected transfer period until we have received a different allocation instruction. At the end of the 12 month transfer period, we will transfer any remaining amounts in the 7-to-12 Month

17 PROSPECTUS

Dollar Cost Averaging Option to the Putnam Money Market Variable Sub-Account unless you request a different investment alternative. Transfers out of the 7-to-12 Month Dollar Cost Averaging Option do not count towards the 12 transfers you can make without paying a transfer fee.

You may not transfer money from other investment alternatives to the 7-to-12 Month Dollar Cost Averaging Option. You may not use the Automatic Additions Program to make purchase payments into the 7-to-12 Month Dollar Cost Averaging Option.

STANDARD FIXED ACCOUNT OPTION

Each purchase payment or transfer allocated to a GUARANTEE PERIOD included in the Standard Fixed Account Option earns interest at a specified rate that we guarantee for a period of years. FOR PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS EACH PURCHASE PAYMENT PLUS THE APPROPRIATE PORTION OF THE CREDIT ENHANCEMENT ALLOCATED TO THE STANDARD FIXED ACCOUNT OPTION EARNS INTEREST AT THE CURRENT RATE IN EFFECT AT THE TIME OF ALLOCATION.

We are currently offering Guarantee Periods of 1, 5 and 7 years in length for Putnam Allstate Advisor and Putnam Allstate Advisor Plus Contracts. FOR PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS, WE ARE CURRENTLY NOT OFFERING THE STANDARD FIXED ACCOUNT OPTION. Existing investments in the Standard Fixed Account Option are not affected by this change. At the end of the 1-year Guarantee Period, a renewal rate will be declared as described below. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods. You select a Guarantee Period for each purchase payment or transfer. If you do not select a Guarantee Period, we will assign the same period(s) you selected for your most recent purchase payment(s). If we no longer offer that period length, then we will allocate the purchase payment or transfer to a new Guarantee Period with the next shortest term currently offered. If you have not made a prior allocation to a Guarantee Period, then we will allocate the purchase payment or transfer to a new Guarantee Period of the shortest term we are offering at that time. After the end of each Guarantee Period, we will guarantee a 1-year renewal rate.

We will credit interest daily to each amount allocated to a Guarantee Period at a rate that compounds to the annual interest rate that we declared at the beginning of the applicable Guarantee Period or on the renewal date.

INVESTMENT ALTERNATIVES: TRANSFERS

TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. We do not permit transfers into the 7-to-12 Month Dollar Cost Averaging Option. WE CURRENTLY DO NOT PERMIT TRANSFERS INTO THE STANDARD FIXED ACCOUNT OPTION FOR INVESTMENTS MADE IN PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS ON OR AFTER OCTOBER 14, 2002. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below.

You may make 12 transfers per Contract Year without charge. A transfer fee equal to 0.50% of the amount transferred up to a maximum charge of $25 applies to each transfer after the 12th transfer in any Contract Year.

The minimum amount that you may transfer from the Standard Fixed Account Option or a Variable Sub-Account is $100 or the total remaining balance in the Standard Fixed Account Option or the Variable Sub-Account, if less. These limitations do not apply to the 7-to-12 Month Dollar Cost Averaging Option.

The most you can transfer from the Standard Fixed Account Option during any Contract Year is the greater of (i) 30% of the Standard Fixed Account Option balance as of the last Contract Anniversary or (ii) the greatest dollar amount of any prior transfer from the Standard Fixed Account Option. This limitation does not apply to the Dollar Cost Averaging Program. Also, if the interest rate on any renewed Guarantee Period is at least one percentage point less than the previous interest rate for that Guarantee Period, you may transfer up to 100% of the monies receiving that reduced rate within 60 days of the notification of the interest rate decrease.

We will process transfer requests that we receive before 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to 6 months from the date we receive your request. If we decide to postpone transfers from any Fixed Account Option for 10 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

We reserve the right to waive any transfer restrictions.

TRANSFERS DURING THE PAYOUT PHASE

During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year. You may not convert any portion of your fixed income payments into variable income payments. You may make transfers from

18 PROSPECTUS

the variable income payments to the fixed income payments to increase the proportion of your income payments consisting of fixed income payments.

TELEPHONE OR ELECTRONIC TRANSFERS

You may make transfers by telephone by calling 1-800-390-1277. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. In the event that the New York Stock Exchange closes early, i.e., before 4:00 p.m. Eastern Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received from you at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange. If you own the Contract with a joint Contract Owner, unless we receive contrary instructions, we will accept instructions from either you or the other Contract Owner.

We may suspend, modify or terminate the telephone transfer privilege, as well as any other electronic or automated means we previously approved, at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

MARKET TIMING & EXCESSIVE TRADING

The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Fund and raise its expenses, which can impair Fund performance and adversely affect your Contract Value. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Funds also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Fund, we will impose the trading limitations as described below under “Trading Limitations.” Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing and excessive trading, while others are prohibited, and the Fund may experience the adverse effects of market timing and excessive trading described above.

TRADING LIMITATIONS

We reserve the right to limit transfers among the investment alternatives in any Contract year, require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery, or to refuse any transfer request, if:

•

we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or on the share prices of the corresponding Fund or otherwise would be to the disadvantage of other Contract Owners; or

•

we are informed by one or more of the Funds that they intend to restrict the purchase, exchange, or redemption of Fund shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Fund shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

•	the total dollar amount being transferred, both in the aggregate and in the transfer request;

•

the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Variable Sub-Account in a short period of time can constitute market timing);

•

whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Variable Sub-Account underlying Funds that we have identified as being susceptible to market timing activities (e.g., International, High Yield, and Small Cap Variable Sub-Accounts);

•	whether the manager of the underlying Fund has indicated that the transfers interfere with Fund management or otherwise adversely impact the Fund; and

19 PROSPECTUS

•	the investment objectives and/or size of the Variable Sub-Account underlying Fund.

We seek to apply these trading limitations uniformly. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Fund may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Contract Owner has engaged in market timing or excessive trading activity, we will require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery. If we determine that a Contract Owner continues to engage in a pattern of market timing or excessive trading activity we will restrict that Contract Owner from making future additions or transfers into the impacted Variable Sub-Account(s) or will restrict that Contract Owner from making future additions or transfers into the class of Variable Sub-Account(s) if the Variable Sub-Accounts(s) involved are vulnerable to arbitrage market timing trading activity (e.g., International, High Yield, and Small Cap Variable Sub-Accounts).

In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.

SHORT TERM TRADING FEES

The underlying Funds are authorized by SEC regulation to adopt and impose redemption fees if a Fund’s Board of Directors determines that such fees are necessary to minimize or eliminate short-term transfer activity that can reduce or dilute the value of outstanding shares issued by the Fund. The Fund will set the parameters relating to the redemption fee and such parameters may vary by Fund. If a Fund elects to adopt and charge redemption fees, these fees will be passed on to the Contract Owner(s) responsible for the short-term transfer activity generating the fee.

We will administer and collect redemption fees in connection with transfers between the Variable Sub-Accounts and forward these fees to the Fund. Please consult the Fund’s prospectus for more complete information regarding the fees and charges associated with each Fund.

DOLLAR COST AVERAGING PROGRAM

You may automatically transfer a set amount from any Variable Sub-Account or from any Fixed Account Option available under your Contract to any of the other Variable Sub-Accounts through our Dollar Cost Averaging Program. The Program is available only during the Accumulation Phase. Also see “Dollar Cost Averaging Fixed Account Option” on page 17.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market.

AUTOMATIC FUND REBALANCING PROGRAM

Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our AUTOMATIC FUND REBALANCING PROGRAM, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. Money you allocate to the Fixed Account will not be included in the rebalancing.

We will rebalance your account quarterly, semi-annually, or annually. We will measure these periods according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your written or telephone request. We are not responsible for rebalancing that occurs prior to receipt of proper notice of your request.

Example:

Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Putnam VT Income Fund - Class IB and 60% to be in the Putnam VT Global Equity Fund—Class IB. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Putnam VT Income Fund—Class IB now represents 50% of your holdings because of its increase in value. If you choose to have your holdings in a Contract or Contracts rebalanced quarterly, on the first day of the next quarter we would sell some of your units in the Putnam VT Income Fund—Class IB for the appropriate Contract(s) and use the money to buy more units in the Putnam VT Global Equity Fund—Class IB so that the percentage allocations would again be 40% and 60% respectively.

20 PROSPECTUS

The transfers made under the Automatic Fund Rebalancing Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee. We may sometimes refer to this Program as the “Putnam Automatic Rebalancing Program.”

Fund rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

EXPENSES

As a Contract Owner, you will bear, directly or indirectly, the charges and expenses described below.

CONTRACT MAINTENANCE CHARGE

(PUTNAM ALLSTATE ADVISOR CONTRACTS ONLY)

During the Accumulation Phase, on each Contract Anniversary, we will deduct a $30 contract maintenance charge from your assets invested in the Putnam Money Market Variable Sub-Account. If there are insufficient assets in that Variable Sub-Account, we will deduct the balance of the charge proportionally from the other Variable Sub-Accounts. We also will deduct this charge if you withdraw your entire Contract Value, unless your Contract qualifies for a waiver. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract Owners and regulatory agencies. We cannot increase the charge. We will waive this charge if:

•	your total Contract Value is $50,000 or more on a Contract Anniversary or on the Payout Start Date, or

•	all of your money is allocated to the Fixed Account Options on a Contract Anniversary or all income payments are fixed income payments.

We also reserve the right to waive this charge if you own more than one Contract and the Contracts meet certain minimum dollar amount requirements. In addition, we reserve the right to waive this charge for all Contracts.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a mortality and expense risk charge daily from the net assets you have invested in the Variable Sub-Accounts. The annual rate of the charge is:

•	1.25% for PUTNAM ALLSTATE ADVISOR CONTRACTS

•	1.60% for PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS

•	1.65% for PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS

The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. For PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, the mortality and expense risk charge also helps pay for the cost of the Credit Enhancement. If the charges under the Contract are not sufficient, then Allstate New York will bear the loss.

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.

RETIREMENT INCOME GUARANTEE RIDER FEE

We impose a separate fee for the Retirement Income Guarantee Rider. The fee equals, on an annual basis, 0.30% of the Income Base. See “Retirement Income Guarantee Rider” for details.

TRANSFER FEE

We impose a fee upon transfers in excess of 12 during any Contract Year. The fee is equal to 0.50% of the dollar amount transferred up to a maximum charge of $25. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging Program or Automatic Fund Rebalancing Program.

WITHDRAWAL CHARGE

We may assess a withdrawal charge from the purchase payment(s) you withdraw. The amount of the charge will depend on the number of years that have elapsed since we received the purchase payment being withdrawn. A schedule showing the charge applicable for each Contract appears on page 10. If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower. The Contracts differ in the following respects:

21 PROSPECTUS

PUTNAM ALLSTATE ADVISOR CONTRACTS

Under PUTNAM ALLSTATE ADVISOR CONTRACTS, you can withdraw up to the PREFERRED WITHDRAWAL AMOUNT each Contract Year without paying the withdrawal charge. The Preferred Withdrawal Amount is the greater of earnings not previously withdrawn, or 15% of your total purchase payments. Unused portions of this 15% “Preferred Withdrawal Amount” are not carried forward to future Contract Years.

PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS

Under PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, you can withdraw up to the PREFERRED WITHDRAWAL AMOUNT each Contract Year without paying the withdrawal charge. The Preferred Withdrawal Amount is 15% of total purchase payments. Unused portions of this 15% “Preferred Withdrawal Amount” are not carried forward to future Contract Years. Credit Enhancements are not considered Purchase Payments when determining the Preferred Withdrawal Amount.

PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS

Under PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS, you can withdraw up to the PREFERRED WITHDRAWAL AMOUNT each Contract Year without paying the withdrawal charge. The Preferred Withdrawal Amount is 15% of total purchase payments. Unused portions of this 15% “Preferred Withdrawal Amount” are not carried forward to future Contract Years.

ALL CONTRACTS. We will deduct withdrawal charges, if applicable, from the amount paid. For purposes of the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. We will not deduct a withdrawal charge when you have withdrawn all purchase payments. However, for federal income tax purposes, earnings are considered to come out first, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

•	on the Payout Start Date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months);

•	the death of the Contract Owner or Annuitant (unless the Settlement Value is used); or

•	withdrawals taken to satisfy IRS minimum distribution rules for the Contract.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts, and to help defray the cost of the Credit Enhancement for the PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, or the cost of the Credit Enhancement, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

You should consult your own tax counsel or other tax advisers regarding any withdrawals.

PREMIUM TAXES

Currently, we do not make deductions for premium taxes under the Contracts because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from purchase payments or the Contract Value when the tax is incurred or at a later time.

OTHER EXPENSES

Each Fund deducts management fees and other expenses from its assets. You indirectly bear the charges and expenses of the Fund whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectus for the Funds. For a summary of maximum and minimum Fund annual expenses, see page 11 above. Allstate New York or the principal underwriter of the Contracts, Allstate Distributors, L.L.C. (“Allstate Distributors”), may receive compensation from the Funds’ investment adviser, distributor, or their affiliates for administrative, distribution (12b-1), or other services Allstate Distributors or we provide to the Funds.

ACCESS TO YOUR MONEY

You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See “Income Plans” on page 22. The amount payable upon withdrawal is the Contract Value next computed after we receive the request for a withdrawal at our customer service center, less any applicable withdrawal charges, Retirement Income Guarantee Rider fees, income tax withholding, any applicable contract maintenance charge and any premium taxes. Our customer service center address appears on page 1 of this prospectus. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You can withdraw money from the Variable Account or the Fixed Account Option(s) available under your Contract. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is named, then the withdrawal request is incomplete and cannot be honored.

22 PROSPECTUS

In general, you must withdraw at least $50 at a time. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. If you request a total withdrawal, we may require that you return your Contract to us. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawal and other charges and taxes.

POSTPONEMENT OF PAYMENTS

We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1.	the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted,

2.	an emergency exists as defined by the SEC, or

3.	the SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Option(s) available under your Contract for up to 6 months or shorter period if required by law. If we delay payment or transfer for 10 days or more, we will pay interest as required by law.

SYSTEMATIC WITHDRAWAL PROGRAM

You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. Please consult your sales representative or call us at 1-800-390-1277 for more information. Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Option(s) available under your Contract, systematic withdrawals may reduce or even exhaust the Contract Value. Please consult your tax adviser before taking any withdrawal.

INCOME PAYMENTS

PAYOUT START DATE

The Payout Start Date is the day that we apply your Contract Value to an Income Plan. The Payout Start Date must be at least 30 days after the Issue Date. The anticipated Payout Start Date is the later of:

•	the Annuitant’s 90th birthday; or

•	the 10th Contract Anniversary.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS

An “Income Plan” is a series of payments made on a scheduled basis to you or to another person designated by you. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years. Income payments to Beneficiaries may be subject to restrictions established by the Contract Owner. After the Payout Start Date, and except as described below, you may not make withdrawals or change your choice of Income Plan.

Currently nine Income Plans are available. Income Plans provide:

•	fixed income payments;

•	variable income payments; or

•	a combination of the two.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the “basis”. Once the basis in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

The nine Income Plans are:

INCOME PLAN 1 — LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the selected number of guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract. In general, more guaranteed payments means that each payment will be smaller than it would have been with a shorter guarantee payment period. This payment plan does not permit withdrawals.

INCOME PLAN 2 — JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant, named at the time the plan was selected, is alive. If both the Annuitant and joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract. You may elect a reduced survivor plan of 50%, 66% or 75% of the payment amount. If you do not elect a reduced survivor amount, the payments will remain at 100%. If you elect a reduced survivor payment plan, the

23 PROSPECTUS

amount of each income payment initially will be higher, but a reduction will take effect at the later of 1) the death of an Annuitant; or 2) at the end of the guaranteed payment period. This payment plan does not permit withdrawals.

INCOME PLAN 3 — GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant’s life. Income payments for less than 120 months may be subject to a withdrawal charge. We will deduct the mortality and expense risk charge from the assets of the Variable Sub-Accounts supporting this Plan even though we may not bear any mortality risk. Income payments under Income Plan 3 are subject to the rules set forth in the Guaranteed Payment Plan section below.

INCOME PLAN 4 — COMBINATION LIFE INCOME AND GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments under two separate coverages: a life annuity and a guaranteed payment annuity. A life annuity (one that does not contain any guaranteed payment period) provides income payments over the Annuitant’s life. A guaranteed payment annuity provides income payments over a specified period. The guaranteed payment annuity portion of Income Plan 4 is subject to the rules set forth in the Guaranteed Payment Plan section below.

INCOME PLAN 5 — COMBINATION JOINT AND SURVIVOR LIFE INCOME AND GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD. Under this plan, we make periodic income payments under two separate coverages: a joint life and survivor annuity and a guaranteed payment annuity. A joint life and survivor annuity (one that does not contain any guaranteed payment period) provides income payments for at least as long as either the Annuitant or joint Annuitant is alive. A guaranteed payment annuity provides income payments over a specified period, and is subject to the rules set forth in the Guaranteed Payment Plan section below. On the life coverage, you may elect a reduced survivor plan of 50%, 66% or 75% of the payment amount. If you do not elect a reduced survivor amount, the payments will remain at 100%. If you elect a reduced survivor payment plan, the payments initially will be larger, but a reduction will take effect at the death of an Annuitant.

INCOME PLAN 6 — LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the death of the Annuitant. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

INCOME PLAN 7 — JOINT LIFE INCOME WITH CASH REFUND. Under this plan, we make periodic income payments until the deaths of both the Annuitant and joint Annuitant. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will pay a lump sum payment of the remaining amount. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

INCOME PLAN 8 — LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of (1) the death of the Annuitant, or (2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the death of the Annuitant occurs before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

INCOME PLAN 9 — JOINT LIFE INCOME WITH INSTALLMENT REFUND. Under this plan, we make periodic income payments until the later of (1) the deaths of both the Annuitant and joint Annuitant, or (2) the total amount paid out under the annuity is equal to the total amount applied to the Income Plan. If the deaths of both the Annuitant and joint Annuitant occur before the total amount applied to an Income Plan is paid out, we will continue to make payments in the same manner until any remaining payments are paid out. Currently, a reduced survivor plan is not available. Payments under this plan are available only as fixed income payments. This payment plan does not permit withdrawals.

If you choose an Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant are alive before we make each payment. Please note that under Income Plans 1 and 2, and the life annuity and joint life and survivor annuity portion of Income Plans 4 and 5, respectively, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only one income payment if the Annuitant or any joint Annuitant both die before the second income payment, or only two income payments if they die before the third income payment, and so on.

GUARANTEED PAYMENT PLANS. For Income Plan 3 and the guaranteed payment annuity portion of Income Plans 4 and 5 (“GUARANTEED PAYMENT PLANS”):

•	The minimum payment period you may choose is 5 years.

•	If the oldest Annuitant is under age 70, you may choose a period up to age 100 subject to a maximum of 50 years.

•	If the oldest Annuitant is age 70 or over, you may choose a period up to a maximum of 30 years.

In general, the longer the guarantee period you select, the smaller each payment will be.

24 PROSPECTUS

You may make withdrawals from a guaranteed payment plan after the Payout Start Date. You may terminate all or part of the income payments at any time and receive a lump sum equal to their present value as of the close of the Valuation Date (see VALUATION DATE ) on which we receive your request. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. To determine the present value of any fixed income payments being withdrawn, we discount each payment using our currently applicable interest rates. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply. You may not make any withdrawals after the Payout Start Date on the life annuity portion of Income Plans 4 and 5.

During the guaranteed payment period, you may request to modify the length of the payment period. Currently, we allow you to make this change once each 365-day period. We reserve the right to change this practice at any time without prior notice. If you elect to change the length of the payment period, the new payment period must be within the original maximum and minimum period you would have been permitted to select on your original Payout Start Date. We may apply a withdrawal charge.

If you change the length of your guaranteed payment period, we will compute the present value of your remaining payments, using the same assumptions we would use if you were terminating the guaranteed payment plan, as described above. Then we adjust the size of the remaining guaranteed payments to equal what that value would support based on those same assumptions and based on the revised guarantee period. A shorter guarantee period will generally mean that each payment is larger, while a longer guarantee period will generally mean that each payment is smaller.

Under guaranteed payment plans, we currently allow you to change the frequency of your payments. Any change in the frequency of payments takes effect on the next payment date.

Changes to either the frequency of payments or length of a guaranteed payment plan will result in a change to the payment amount and may change the amount of each payment that is taxable to you.

ADDITIONAL INFORMATION. We may make other Income Plans available. You may obtain information about them by writing or calling us.

You must apply at least the Contract Value in the Fixed Account on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. We can make income payments in monthly, quarterly, semi-annual or annual installments, as you select. If the Contract Owner has not made any purchase payments for at least 2 years preceding the Payout Start Date, and the Contract Value is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

•	terminate the Contract and pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

•	reduce the frequency of your payments so that each payment will be at least $20.

VARIABLE INCOME PAYMENTS

The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience or (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. The total amount of your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Funds; and (b) under some of the income plans, we make income payments only so long as an Annuitant is alive or any applicable guarantee payment period has not yet expired.

In calculating the amount of the periodic payments in the annuity tables in the Contracts, we used an assumed investment rate (“AIR”, also known as benchmark rate) of 3%. We reserve the right to offer other assumed investment rates. If the actual net investment return of the Variable Sub-Accounts you choose is less than the AIR, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the AIR. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. With a higher AIR, your initial income payment will be larger than with a lower AIR. While income payments continue to be made, however, this disparity will become smaller and, if the payments have continued long enough, each payment will be smaller than if you had initially chosen a lower AIR. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

25 PROSPECTUS

You may elect a variable income payment stream consisting of level monthly payments. If you elect level monthly payments, the payments must be recalculated annually. You may only elect level monthly payments at or before your Payout Start Date. You cannot elect any fixed income payments while variable level monthly payments are being made. We will determine the amount of each annual payment as described above, place this amount in our general account, and distribute it in level monthly payments. The sum of the level payments will exceed the annual calculated amount because of an interest rate factor we use, which may vary from year to year but will not be less than 2.0% per year. We do not allow withdrawals of the annual amount unless you make a full or partial withdrawal request of the value of the remaining payments under a guaranteed payment plan. If the Annuitant dies during the period of level monthly payments, any life contingencies you chose will be the same as under the income plan you chose. For example, if your income plan contains a life only payment plan and the Annuitant dies during the year, the Beneficiary is not entitled to the remaining levelized monthly payments for that year.

FIXED INCOME PAYMENTS

We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. The guaranteed income payment amounts will change if the frequency of payments or the length of the payment period changes.

We calculate the fixed income payments by:

1. deducting any applicable premium tax; and

2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer your request to make a withdrawal from fixed income payments for a period of up to 6 months or whatever shorter time state law may require. If we defer payments for 10 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

RETIREMENT INCOME GUARANTEE RIDER

Effective January 1, 2004, the Retirement Income Guarantee Rider is no longer being offered. If you added the Retirement Income Guarantee Rider to your Contract prior to January 1, 2004, your Rider will continue to apply to your Contract. The following describes the Retirement Income Guarantee Rider for Contract Owners who elected the Rider prior to January 1, 2004. The Rider guarantees that the amount of income payments you receive will not be less than those determined by applying the Income Base, less any applicable taxes, to the minimum guaranteed rate (rather than to any current rates we may be offering) for the Income Plan you select (“GUARANTEED INCOME BENEFIT”). Only Income Plan 1 or Income Plan 2 may be chosen. Commutation is not allowed when utilizing this benefit. You may exercise this benefit up to your latest Payout Start Date. Once elected the Rider may not be canceled.

ELIGIBILITY. To qualify for an income benefit under the Rider, you must meet the following conditions as of the Payout Start Date:

•	You must elect a Payout Start Date that is on or after the 10th anniversary of the date we issued the Rider (the “RIDER DATE”);

•	The Payout Start Date must occur during the 30 day period following a Contract Anniversary;

•	The oldest Annuitant must be age 90 or younger;

•	You must elect to receive fixed income payments (calculated using the guaranteed Income Payment Tables provided in your Contract); and

•	The Income Plan you have selected must provide for payments guaranteed for either a single life or joint lives with a specified period of at least:

•	10 years, if the youngest Annuitant’s age is 80 or less on the date the amount is applied, or

•	5 years, if the youngest Annuitant’s age is greater than 80 on the date the amount is applied.

RETIREMENT INCOME GUARANTEE RIDER FEE. The current annual charge for the Retirement Income Guarantee Rider is 0.30% multiplied by the Income Base in effect on each Contract Anniversary. We deduct the fees only from the Variable Sub-account(s) on a pro-rata basis.

For the initial Contract Anniversary after the Rider Date, we will deduct a Rider fee pro rated to reflect the number of full months (30-day periods) from the Rider Date to the Contract Anniversary. In the case of a full withdrawal of the Contract Value on any date other than the Contract Anniversary, we will deduct from the amount paid upon withdrawal the Rider fee multiplied by the appropriate Income Base immediately prior to the withdrawal pro rated to reflect the number of full months (30-day periods) the Rider was in effect during the current Contract Year. We will not deduct the Rider fee during the Payout Phase.

RETIREMENT INCOME GUARANTEE RIDER: The Rider guarantees that the amount of income payments you receive will not be less than those determined by applying the Income Base, less any applicable taxes, to the minimum guaranteed rate (rather than to any current rates we may be offering) for the Income Plan you select. The Income Base is used solely for the purpose of calculating the guaranteed income benefit and does not provide a Contract Value or guarantee performance of any investment alternative. It is not available as a Contract Value, Settlement Value, or Death Benefit, nor is it used in the calculation of such values.

We determine the Income Base as follows:

26 PROSPECTUS

INCOME BASE. On the Rider Date, the Income Base is equal to the Contract Value. After the Rider Date, we recalculate the Income Base as follows on the Contract Anniversary and when a purchase payment or withdrawal is made:

•	For purchase payments, the Income Base is equal to the most recently calculated Income Base plus the purchase payment.

•	For withdrawals, the Income Base is equal to the most recently calculated Income Base reduced by a withdrawal adjustment.

•	On each Contract Anniversary, the Income Base is equal to the greater of the Contract Value on that Contract Anniversary or the most recently calculated Income Base.

In the absence of any withdrawals or purchase payments, the Income Base will be equal to the greatest of the Contract Value as of the Rider Date and all Contract Anniversary Contract Values between the Rider Date and the Payout Start Date. We will recalculate the Income Base for purchase payments, for withdrawals and on Contract Anniversaries until the first Contract Anniversary on or after the 85th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the oldest Annuitant. After that date, we will recalculate the Income Base only for purchase payments and withdrawals.

For purposes of computing the Income Base, the withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

1) = withdrawal amount,

2) = the Contract Value immediately prior to the withdrawal, and

3) = the most recently calculated Income Base.

See Appendix C for an example of how the withdrawal adjustment applies.

We determine the guaranteed income benefit amount by applying the Income Base, less any applicable taxes, to the minimum guaranteed rate (rather than to any current rates we may be offering) for the Income Plan that you select. On the Payout Start Date, the income payment will be the greater of (i) the income payment provided by the guaranteed income benefit or (ii) the income payment provided in the fixed amount income payment provision of the Contract. The guaranteed income benefit will only apply if you elect to receive fixed income payments (calculated using the guaranteed Income Payment Tables provided in your Contract) under certain life contingent Income Plans (see “Eligibility” requirements above). If, however, you apply the Contract Value and not the guaranteed income benefit to the Income Plan, then you may select any Income Plan we offer at that time and/or use current annuity payment rates then in effect. If you expect to apply your Contract Value to variable income payment options and/or apply your Contract Value using current annuity payment rates then in effect, electing the Retirement Income Guarantee Rider may not be appropriate.

CERTAIN EMPLOYEE BENEFIT PLANS

The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age. However, we reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan you should consult with legal counsel as to whether the purchase of a Contract is appropriate.

DEATH BENEFITS

We will pay a death benefit if, prior to the Payout Start Date:

1. any Contract Owner dies, or

2. the Annuitant dies.

We will pay the death benefit to the new Contract Owner who is determined immediately after the death. The new Contract Owner would be a surviving Contract Owner(s) or, if none, the Beneficiary(ies). In the case of the death of the Annuitant, we will pay the death benefit to the current Contract Owner.

DEATH BENEFIT AMOUNT

Prior to the Payout Start Date, if we receive a complete request for settlement of the death benefit within 180 days of the date of your death, the death benefit is equal to the greatest of the following death benefit alternatives:

1. the Contract Value as of the date we determine the death benefit, or

2. the sum of all purchase payments (and including Credit Enhancements in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS), less an adjustment for withdrawals (see “withdrawal adjustment” on page 28), or

3. the most recent MAXIMUM ANNIVERSARY VALUE prior to the date we determine the death benefit (see “Maximum Anniversary Value” below).

If we do not receive a complete request for payment of the death benefit within 180 days of the date of your death, the death benefit is equal to the greater of:

1. the Contract Value as of the date we determine the death benefit, or

27 PROSPECTUS

2. the Settlement Value as of the date we determine the death benefit. The “SETTLEMENT VALUE” is the Contract Value, less any applicable withdrawal charge, premium tax and in the case of PUTNAM ALLSTATE ADVISOR CONTRACTS, contract maintenance charge.

Allstate reserves the right to extend or waive the 180-day period, on a non-discriminatory basis. This right applies only to the amount payable as death benefit and in no way restricts when a claim may be filed.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for settlement of the death benefit. If we receive a request after 4:00 p.m. Eastern Time on a Valuation Date, we will process the request as of the end of the following Valuation Date. A request for settlement of the death benefit must include DUE PROOF OF DEATH. We will accept the following documentation as “Due Proof of Death”:

•	a certified copy of a death certificate,

•	a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

•	other documentation as we may accept in our sole discretion.

Where there are multiple Beneficiaries, we will only value the death benefit at the time the first Beneficiary submits the necessary documentation in good order. Any death benefit amounts attributable to any Beneficiary which remain in the Variable Sub-Accounts are subject to investment risk.

MAXIMUM ANNIVERSARY VALUE. On the Issue Date, the Maximum Anniversary Value is equal to the initial purchase payment (including Credit Enhancement in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS). After the Issue Date, we recalculate the Maximum Anniversary Value when a purchase payment or withdrawal is made or on a Contract Anniversary as follows:

1. For purchase payments, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value plus the purchase payment (including Credit Enhancement in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS).

2. For withdrawals, the Maximum Anniversary Value is equal to the most recently calculated Maximum Anniversary Value reduced by a withdrawal adjustment, as defined below.

3. On each Contract Anniversary, the Maximum Anniversary Value is equal to the greater of the Contract Value or the most recently calculated Maximum Anniversary Value.

In the absence of any withdrawals or purchase payments, the Maximum Anniversary Value will be the greatest of all Contract Anniversary Contract Values on or prior to the date we calculate the death benefit.

We will recalculate the Maximum Anniversary Value until the first Contract Anniversary after the 80th birthday of the oldest Contract Owner or, if no Contract Owner is a living individual, the Annuitant. After that date, we will recalculate the Maximum Anniversary Value only for purchase payments and withdrawals. The Maximum Anniversary Value will never be greater than the maximum death benefit allowed by any applicable state non-forfeiture laws.

WITHDRAWAL ADJUSTMENT. The withdrawal adjustment reduces the purchase payment value and the Maximum Anniversary Value by the same proportion as the withdrawal reduces the Contract Value. The withdrawal adjustment is equal to (1) divided by (2), with the result multiplied by (3), where:

1) = the withdrawal amount,

2) = the Contract Value immediately prior to the withdrawal, and

3) = the value of the applicable death benefit alternative immediately prior to the withdrawal.

See Appendix D for an example of a withdrawal adjustment.

DEATH BENEFIT PAYMENTS

DEATH OF CONTRACT OWNER. If you die prior to the Payout Start Date, the new Contract Owner will be the surviving Contract Owner. If there is no surviving Contract Owner, the new Contract Owner will be the Beneficiary(ies) as described in the “Beneficiary” section on page 13. The new Contract Owner will have the options described below; except that if the new Contract Owner took ownership as the Beneficiary, the new Contract Owner’s options will be subject to any restrictions previously placed upon the Beneficiary.

IF THE SOLE NEW CONTRACT OWNER IS YOUR SPOUSE, he or she may elect to:

1. receive the death benefit in a lump sum, or

2. apply an amount equal to the death benefit to one of the available Income Plans, described on page 23. The Payout Start Date must be within one year of the date of your death. Income payments must be:

(a) over the life of the new Contract Owner;

(b) for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner; or

(c) over the life of the new Contract Owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract Owner.

If your spouse does not elect one of the options above, the Contract will continue in the Accumulation Phase as if the death had not occurred. If the Contract is continued in the Accumulation Phase, the following conditions apply:

28 PROSPECTUS

On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the date we receive the complete request for settlement of the death benefit. Unless otherwise instructed by the continuing spouse, the excess, if any of the death benefit over the Contract Value will be allocated to the Sub-Accounts of the Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-Accounts as of the end of the Valuation Period during which we receive the complete request for settlement of the death benefit, except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Putnam VT Money Market Fund—Class IB. Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

i. transfer all or a portion of the excess among the Variable Sub-Accounts;

ii. transfer all or a portion of the excess into the Standard Fixed Account, if available, and begin a new Guarantee Period; or

iii. transfer all or a portion of the excess into a combination of Variable Sub-Accounts and the Standard Fixed Account, if available.

Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

Only one spousal continuation is allowed under this Contract.

If the surviving spouse continues the Contract in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge.

Prior to the Payout Start Date, the death benefit of the continued Contract will be the greater of:

•	the sum of all gross purchase payments (including Credit Enhancements in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS) less any withdrawals; or

•	the Contract Value on the date we determine the death benefit; or

•	the Maximum Anniversary Value as defined in the “Death Benefit Amount” section, with the following changes:

•	“Issue Date” is replaced by the date the Contract is continued,

•

“initial purchase payment” (including Credit Enhancements in the case of PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS) is replaced with the death benefit as described at the end of the Valuation Period during which we received Due Proof of Death.

IF THE NEW CONTRACT OWNER IS A LIVING PERSON WHO IS NOT YOUR SPOUSE, OR IF THERE ARE MULTIPLE NEW OWNERS, the new Contract Owner may elect to:

1. receive the death benefit in a lump sum, or

2. apply an amount equal to the death benefit to one of the available Income Plans described above. The Payout Start Date must be within one year of the date of your death. Income payments must be:

(a) over the life of the new Contract Owner,

(b) for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner, or

(c) over the life of new Contract Owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract Owner.

If the new Contract Owner does not elect one of the options above, then the new Contract Owner must receive the Contract Value payable within 5 years of the date of your death. The Contract Value under this option will equal the amount of the death benefit as determined as of the date we receive the complete request for settlement of the death benefit. Unless otherwise instructed by the new Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Putnam VT Money Market Fund—Class IB. The new Contract Owner may exercise all rights as set forth in the “Transfers” provision of your Contract during this 5-year period. See the “Investment Alternatives: Transfers” section on page 18, for more information regarding transfers.

No additional purchase payments may be added to the Contract under this election. Withdrawal charges will be waived for any withdrawals made during this 5-year period.

If the new Contract Owner dies before receiving all of the Contract Value, then the new Contract Owner’s named Beneficiary(ies) will receive the greater of the Settlement Value or the remaining Contract Value. This amount must be received as a lump sum within 5 years of the date of the original Contract Owner’s death.

We reserve the right to offer additional options upon Death of Contract Owner.

IF THE NEW CONTRACT OWNER IS A CORPORATION, TRUST OR OTHER NON-LIVING PERSON, the new Contract Owner may elect to:

1. receive the death benefit in a lump sum; or

2. receive the Contract Value payable within 5 years of your date of death.

The Contract Value under this option will equal the amount of the death benefit as determined as of the date we receive the complete request for settlement of the death benefit. Unless otherwise instructed by the new Contract Owner, the excess, if any, of the death benefit

29 PROSPECTUS

over the Contract Value will be allocated to the Putnam VT Money Market Fund— Class IB. The new Contract Owner may exercise all rights as set forth in the Transfers provision of your Contract during this 5-year period. See the “INVESTMENT ALTERNATIVES: TRANSFERS” section on page 18, for more information regarding transfers.

No additional purchase payments may be added to the Contract under this election. Withdrawal Charges will be waived during this 5-year period.

We reserve the right to offer additional options upon Death of Contract Owner.

If any new Contract Owner is a non-living person, all new Contract Owners will be considered to be non-living persons for the above purposes.

Under any of these options, all ownership rights, subject to any restrictions previously placed upon any Beneficiary, are available to the new Contract Owner from the date of your death to the date on which the death proceeds are paid.

In any event, the entire value of the Contract must be distributed within 5 years after the date of death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described above.

DEATH OF ANNUITANT. If the Annuitant who is not also the Contract Owner dies prior to the Payout Start Date, the Contract Owner must elect one of the applicable options described below.

If the Contract Owner is a living person, the Contract Owner may elect to continue the Contract as if the death had not occurred, or the Contract Owner may choose to:

1. receive the death benefit in a lump sum; or

2. apply the death benefit to one of the available Income Plans described above. The Payout Start Date must be within one year of the date of your death. Income payments must be:

(a) over the life of the new Contract Owner,

(b) for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the new Contract Owner, or

(c) over the life of new Contract Owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract Owner.

If the Contract Owner is not the Annuitant and the Annuitant dies, the Contract Owner has 60 days from the date the company receives the complete request for settlement of the death benefit to select an income plan without incurring a tax on the entire gain in the Contract. If the Contract Owner elects to continue the Contract they will be taxed on the entire gain in the Contract computed on the date of continuance. We are required to report such gain to the IRS as income to the Contract Owner. An additional 10% federal tax penalty may apply if the Contract Owner is under age 59 1/2. Any amount included in the Contract Owner’s gross income as a result of a Contract continuance will increase the investment in the Contract for future distributions.

If the Contract Owner elects to continue the Contract or to apply the death benefit to an Income Plan, the new Annuitant will be the youngest Contract Owner, unless the Contract Owner names a different Annuitant.

If the Contract Owner is a non-living person, the Contract Owner may elect to:

1. receive the death benefit in a lump sum; or

2. receive the Contract Value payable within 5 years of the Annuitant’s date of death. On the date we receive the complete request for settlement of the death benefit, the Contract Value under this option will be the death benefit. Unless otherwise instructed by the Contract Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Putnam VT Money Market Fund - Class IB. The Contract Owner may then exercise all rights as set forth in the Transfers provision of your Contract during this 5-year period.

No additional purchase payments may be added to the Contract under this election. Withdrawal Charges will be waived during this 5-year period.

Under any of these options, all ownership rights are available to the non-living Contact Owner from the date of the Annuitant’s death to the date on which the death proceeds are paid.

We reserve the right to offer additional options upon Death of Annuitant.

MORE INFORMATION

ALLSTATE NEW YORK

Allstate New York is the issuer of the Contract. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as “Financial Life Insurance Company” from 1967 to 1978. From 1978 to 1984, Allstate New York was known as “PM Life Insurance Company.” Since 1984 the company has been known as “Allstate Life Insurance Company of New York.”

Allstate New York is currently licensed to operate in New York. Our Home Office address is 100 Motor Parkway, Hauppauge, NY 11788-5107. Our customer service center is located in Lincoln, Nebraska (mailing address: P.O. Box 82656, Lincoln, NE 68501-2656).

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company (“Allstate Life”), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary

30 PROSPECTUS

of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. With the exception of directors’ qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Effective June 1, 2006, Allstate New York entered into an agreement (“the Agreement”) with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America (“PICA”) pursuant to which Allstate New York sold, through a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Pursuant to the Agreement Allstate New York and PICA also have entered into an administrative services agreement which provides that PICA or an affiliate will administer the Variable Account and the Contracts after a transition period that may last up to two years. The benefits and provisions of the Contracts have not been changed by these transactions and agreements. None of the transactions or agreements have changed the fact that we are primarily liable to you under your Contract.

THE VARIABLE ACCOUNT

Allstate New York established the Allstate Life of New York Separate Account A on December 15, 1995. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate New York.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York law. That means we account for the Variable Account’s income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate New York.

The Variable Account consists of multiple Variable Sub-Accounts, each of which are available through the Contracts. Each Variable Sub-Account invests in a corresponding Fund. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Funds. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE FUNDS

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Funds in shares of the distributing Funds at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Funds held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Funds that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract Owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract Owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Fund as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee’s number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Sub-Account by the net asset value per share of the corresponding Fund. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Fund shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN FUNDS. If the shares of any of the Funds are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Fund and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional underlying mutual fund portfolios. We will notify you in advance of any change.

CONFLICTS OF INTEREST. The Funds sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Fund. The board of directors of the Funds monitors for possible conflicts among

31 PROSPECTUS

separate accounts buying shares of the Funds. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, the Funds’ board of directors may require a separate account to withdraw its participation in a Fund. A Fund’s net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACTS

DISTRIBUTION. Allstate Distributors, L.L.C. (“Allstate Distributors”), a wholly owned subsidiary of Allstate Life, will serve as principal underwriter of the Contracts. Allstate Distributors is a registered broker dealer under the Securities and Exchange Act of 1934, as amended, (“Exchange Act”) and a member of NASD. Contracts are sold by registered representatives of unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by Allstate New York, either individually or through an incorporated insurance agency and have entered into a selling agreement with Allstate Distributors to sell the Contract.

We will pay commissions to broker-dealers who sell the Contracts. Commissions paid may vary, but we estimate that the total commission paid on all Contract sales will not exceed 8.5% of all purchase payments. From time to time, we may pay or permit other promotional incentives, in cash or credit or other compensation. The commission is intended to cover distribution expenses. Contracts may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

Allstate New York may pay Allstate Distributors a commission for distribution of the Contracts. The underwriting agreement with Allstate Distributors provides that we will reimburse Allstate Distributors for expenses incurred in distributing the Contracts, including any liability to Contract Owners arising out of services rendered or Contracts issued.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. Pursuant to the Agreement, we entered into an administrative services agreement with PICA whereby, after a transition period that may last up to two years, PICA or an affiliate will provide administrative services to the Variable Account and the Contracts on our behalf.

We provide the following administrative services, among others:

•	issuance of the Contracts;

•	maintenance of Contract Owner records;

•	Contract Owner services;

•	calculation of unit values;

•	maintenance of the Variable Account; and

•	preparation of Contract Owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

NON-QUALIFIED ANNUITIES HELD WITHIN A QUALIFIED PLAN

If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information. Allstate New York no longer issues deferred annuities to employer sponsored qualified retirement plans.

LEGAL MATTERS

All matters of New York law pertaining to the Contracts, including the validity of the Contracts and Allstate New York’s right to issue such Contracts under New York insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate New York.

LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Separate Account is a party. Allstate New York is engaged from time to time in routine lawsuits, which, in management’s judgment, are not likely to have a material effect, either individually or in the aggregate, on the operating results, cash flows or financial position of Allstate New York.

32 PROSPECTUS

TAXES

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE NEW YORK MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from Allstate New York, and its operations form a part of Allstate New York, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate New York believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate New York does not intend to make provisions for any such taxes. If Allstate New York is taxed on investment income or capital gains of the Variable Account, then Allstate New York may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

•	the Contract Owner is a natural person,

•	the investments of the Variable Account are “adequately diversified” according to Treasury Department regulations, and

•	Allstate New York is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. Non-natural owners are also referred to as Non Living Owners in this prospectus. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain Qualified Plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions to the Non-Natural Owner Rule section. In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the surviving Contract Owner. Since the trust will be the surviving Contract Owner in all cases, the Death Benefit will be payable to the trust notwithstanding any beneficiary designation on the annuity contract. A trust, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment; or 2) payment deferred up to five years from date of death.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be “adequately diversified” consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification

33 PROSPECTUS

regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a Contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract owners were not owners of separate account assets. For example, if your contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

TAXATION OF LEVEL MONTHLY VARIABLE ANNUITY PAYMENTS. You may have an option to elect a variable income payment stream consisting of level monthly payments that are recalculated annually. Although we will report your levelized payments to the IRS in the year distributed, it is possible the IRS could determine that receipt of the first monthly payout of each annual amount is constructive receipt of the entire annual amount. If the IRS were to take this position, the taxable amount of your levelized payments would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.

WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.

DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

•

if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner’s death;

•

if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner’s death. These requirements are satisfied if any portion of the Contract Owner’s interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner’s death. If the Contract Owner’s designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner;

•	if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner

34 PROSPECTUS

for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.

TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

•	if distributed in a lump sum, the amounts are taxed in the same manner as a total withdrawal, or

•	if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

•	made on or after the date the Contract Owner attains age 59 1/2,

•	made as a result of the Contract Owner’s death or becoming totally disabled,

•	made in substantially equal periodic payments over the Contract Owner’s life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

•	made under an immediate annuity, or

•	attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner’s attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.

TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-Qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.

PARTIAL EXCHANGES. The IRS has issued a ruling that permits partial exchanges of annuity contracts. Under this ruling, if you take a withdrawal from a receiving or relinquishing annuity contract within 24 months of the partial exchange, then special aggregation rules apply for purposes of determining the taxable amount of a distribution. The IRS has issued limited guidance on how to aggregate and report these distributions. The IRS is expected to provide further guidance; as a result, it is possible that the amount we calculate and report to the IRS as taxable could be different. Your Contract may not permit partial exchanges.

TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.

AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Allstate New York (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

INCOME TAX WITHHOLDING

Generally, Allstate New York is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. If no election is made or no U.S. taxpayer identification number is provided we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate New York is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

35 PROSPECTUS

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Code Section 1441 provides that Allstate New York as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8BEN at issue to certify the owners’ foreign status. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien’s country of residence if the payee provides a U.S. taxpayer identification number on a fully completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number (“ITIN”). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.

TAX QUALIFIED CONTRACTS

The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income from annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing an annuity as a TSA or IRA. Tax Qualified Contracts are contracts purchased as or in connection with:

•	Individual Retirement Annuities (IRAs) under Code Section 408(b);

•	Roth IRAs under Code Section 408A;

•	Simplified Employee Pension (SEP IRA) under Code Section 408(k);

•	Savings Incentive Match Plans for Employees (SIMPLE IRA) under Code Section 408(p);

•	Tax Sheltered Annuities under Code Section 403(b);

•	Corporate and Self Employed Pension and Profit Sharing Plans under Code Section 401; and

•	State and Local Government and Tax-Exempt Organization Deferred Compensation Plans under Code Section 457.

Allstate New York reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements. If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waiver of charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if Qualified Plan limits on distributions and other conditions are not met. Please consult your Qualified Plan administrator for more information. Allstate New York no longer issues deferred annuities to employer sponsored qualified retirement plans.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Allstate New York can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent’s IRA, TSA, or employer sponsored retirement plan under which the decedent’s surviving spouse is the beneficiary. Allstate New York does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent’s IRA, TSA, or employer sponsored qualified retirement plan.

Please refer to your Endorsement for IRAs or 403(b) plans, if applicable, for additional information on your death settlement options. In the case of certain Qualified Plans, the terms of the Qualified Plan Endorsement and the plans may govern the right to benefits, regardless of the terms of the Contract.

TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED TAX QUALIFIED CONTRACT. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and generally all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

“Qualified distributions” from Roth IRAs are not included in gross income. “Qualified distributions” are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

•	made on or after the date the Contract Owner attains age 59 1/2,

•	made to a beneficiary after the Contract Owner’s death,

•	attributable to the Contract Owner being disabled, or

•	made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

“Nonqualified distributions” from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions.

REQUIRED MINIMUM DISTRIBUTIONS. Generally, Tax Qualified Contracts (excluding Roth IRAs) require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn

36 PROSPECTUS

from the Contract. Effective December 31, 2005, the IRS requires annuity contracts to include the actuarial present value of other benefits for purposes of calculating the required minimum distribution amount. These other benefits may include accumulation, income, or death benefits. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

THE DEATH BENEFIT AND TAX QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under Qualified Plans, such as in connection with a TSA or employer sponsored qualified retirement plan.

Allstate New York reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above.

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM TAX QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

•	made on or after the date the Contract Owner attains age 59 1/2,

•	made as a result of the Contract Owner’s death or total disability,

•	made in substantially equal periodic payments over the Contract Owner’s life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

•	made after separation from service after age 55 (does not apply to IRAs), . made pursuant to an IRS levy, . made for certain medical expenses,

•	made to pay for health insurance premiums while unemployed (applies only for IRAs),

•	made for qualified higher education expenses (applies only for IRAs)

•	made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs), and

•

from an IRA or attributable to elective deferrals under a 401(k) plan, 403(b) annuity, or certain similar arrangements made to individuals who (because of their being members of a reserve component) are ordered or called to active duty after Sept. 11, 2001, and before Dec. 31, 2007, for a period of more than 179 days or for an indefinite period; and made during the period beginning on the date of the order or call to duty and ending at the close of the active duty period.

During the first 2 years of the individual’s participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON TAX QUALIFIED CONTRACTS. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer’s attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.

INCOME TAX WITHHOLDING ON TAX QUALIFIED CONTRACTS. Generally, Allstate New York is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered “eligible rollover distributions.” The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate New York is required to withhold federal income tax at a rate of 20% on all “eligible rollover distributions” unless you elect to make a “direct rollover” of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Tax Qualified Contracts, including TSAs but excluding IRAs, with the exception of:

37 PROSPECTUS

•	required minimum distributions, or,

•	a series of substantially equal periodic payments made over a period of at least 10 years, or,

•	a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

•	hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate New York is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Code Section 1441 provides that Allstate New York as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8BEN at issue to certify the owners’ foreign status. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien’s country of residence if the payee provides a U.S. taxpayer identification number on a fully completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number (“ITIN”). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.

CHARITABLE IRA DISTRIBUTIONS. The Pension Protection Act of 2006 Included a charitable giving incentive permitting tax-free IRA distributions for charitable purposes.

For distributions in tax years beginning after 2005 and before 2008, the Act provides an exclusion from gross income, up to $100,000, for otherwise taxable IRA distributions from a traditional or Roth IRA that are qualified charitable distributions. To constitute a qualified charitable distribution, the distribution must be made (1) directly by the IRA trustee to a certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70 1/2. Distributions that are excluded from income under this provision are not taken into account in determining the individual’s deduction, if any, for charitable contributions.

The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements for the new income tax exclusion added by the Pension Protection Act. As a result the general rules for reporting IRA distributions apply.

INDIVIDUAL RETIREMENT ANNUITIES. Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified retirement plans may be “rolled over” on a tax-deferred basis into an Individual Retirement Annuity.

ROTH INDIVIDUAL RETIREMENT ANNUITIES. Code Section 408A permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or “rolled over” to a Roth Individual Retirement Annuity. For distributions after 2007, the Pension Protection Act of 2006 allows distributions from qualified retirement plans including tax sheltered annuities and governmental Section 457 plans to be rolled over directly into a Roth IRA, subject to the usual rules that apply to conversions from a traditional IRA into a Roth IRA. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions. An individual with adjusted gross income (AGI) of $100,000 or more won’t be able to rollover amounts from an eligible retirement plan into a Roth IRA. Please note, however, that the $100,000 AGI limit will be eliminated for tax years beginning after December 31, 2009. Effective January 1, 2005, the IRS requires conversions of annuity contracts to include the actuarial present value of other benefits for purposes of valuing the taxable amount of the conversion.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL IRAS). Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

If you have a contract issued as an IRA under Code Section 408(b) and request to change the ownership to an IRA custodian permitted under Section 408, we will treat a request to change ownership from an individual to a custodian as an indirect rollover. We will send a Form

38 PROSPECTUS

1099R to report the distribution and the custodian should issue a Form 5498 for the contract value contribution.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract in the accumulation phase, with the Annuitant’s surviving spouse as the new Annuitant, if the following conditions are met:

1)	The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the Contract;

2)	The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3)	We receive a complete request for settlement for the death of the Annuitant; and

4)	The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

(a)	The Annuitant’s surviving spouse is the sole beneficiary of the Individual Retirement Account;

(b)	The Annuitant’s surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

(c)	The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse’s election.

SIMPLIFIED EMPLOYEE PENSION IRA. Code Section 408(k) allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA). Code Section 408(p) allows eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice. SIMPLE IRA plans must include the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2007 (EGTRRA) to avoid adverse tax consequences. If your current SIMPLE IRA plan uses IRS Model Form 5304-SIMPLE with a revision date of March 2002 or later, then your plan is up to date. If your plan has a revision date prior to March 2002, please consult with your tax or legal advisor to determine the action you need to take in order to comply with this requirement.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.

TAX SHELTERED ANNUITIES. Code Section 403(b) provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

•	attains age 59 1/2,

•	severs employment,

•	dies,

•	becomes disabled, or

•	incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan. Generally, we do not accept funds in 403(b) contracts that are subject to the Employee Retirement Income Security Act of 1974 (ERISA).

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS.

Section 401(a) of the Code permits corporate employers to establish various types of tax favored retirement plans for employees. Self-employed individuals may establish tax favored retirement plans for themselves and their employees (commonly referred to as “H.R.10” or “Keogh”). Such retirement plans may permit the purchase of annuity contracts. Allstate New York no longer issues annuity contracts to employer sponsored qualified retirement plans.

There are two owner types for contracts intended to qualify under Section 401(a): a qualified plan fiduciary or an annuitant owner.

•

A qualified plan fiduciary exists when a qualified plan trust that is intended to qualify under Section 401(a) of the Code is the owner. The qualified plan trust must have its own tax identification number and a named trustee acting as a fiduciary on behalf of the plan. The annuitant should be the person for whose benefit the contract was purchased.

•	An annuitant owner exists when the tax identification number of the owner and annuitant are the same, or the annuity contract is not owned by a qualified plan

39 PROSPECTUS

trust. The annuitant should be the person for whose benefit the contract was purchased.

If a qualified plan fiduciary is the owner of the contract, the qualified plan must be the beneficiary so that death benefits from the annuity are distributed in accordance with the terms of the qualified plan. Annuitant owned contracts require that the beneficiary be the annuitant’s spouse (if applicable), which is consistent with the required IRS language for qualified plans under Section 401(a). A completed Annuitant Owned Qualified Plan Designation of Beneficiary form is required in order to change the beneficiary of an annuitant owned Qualified Plan contract.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION PLANS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. In eligible governmental plans, all assets and income must be held in a trust/ custodial account/annuity contract for the exclusive benefit of the participants and their beneficiaries. To the extent the Contracts are used in connection with a non-governmental eligible plan, employees are considered general creditors of the employer and the employer as owner of the Contract has the sole right to the proceeds of the Contract. Under eligible 457 plans, contributions made for the benefit of the employees will not be includible in the employees’ gross income until distributed from the plan. Allstate New York no longer issues annuity contracts to employer sponsored qualified retirement plans.

40 PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION

TABLE OF CONTENTS

Additions, Deletions, or Substitutions of Investments
The Contracts
Purchase of Contracts
Tax-Free Exchanges (1035 Exchanges, Rollovers and Transfers)
Calculation of Accumulation Unit Values
Net Investment Factor
Calculation of Variable Income Payments
Calculation of Annuity Unit Values
General Matters
Incontestability
Settlements
Safekeeping of the Variable Account’s Assets
Tax Reserves
Experts
Financial Statements

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

41 PROSPECTUS

APPENDIX A	PUTNAM
ALLSTATE ADVISOR CONTRACT COMPARISON CHART

Feature	Advisor	Advisor Plus	Advisor Preferred
Maximum Age of Contract Owner and Annuitant on the Issue Date	90	85	90
Minimum Initial Purchase Payment	$ 10,000 ($500 for Qualified Contracts)	$10,000	$10,000
Fixed Account Options	-Standard Fixed Account Option with 1,5,7-year Guarantee Periods -7-to-12 Month Dollar Cost Averaging Option	-Standard Fixed Account Option with 1,5,7-year Guarantee Periods	N/A
Credit Enhancement	None	4% applied to all purchase payments	None
Contract Maintenance Charge	$30 per year, full amount on surrender (waived in certain cases)	None	None
Mortality and Expense Risk Charge (without optional benefit)	1.25%	1.60%	1.65%
Preferred Withdrawal Amount (each Contract Year)	Greater of earnings not previously withdrawn, or 15% of purchase payments	15% of purchase payments	15% of purchase payments

	Year	%	Year	%	Year	%
Withdrawal Charge	0	7	0	8	0	2
(measured from number	1	7	1	8	1	1
of complete years	2	6	2	8	2+	0
since we received the	3	5	3	7
purchase payment as a	4	4	4	6
percentage of purchase	5	3	5	5
payments withdrawn in	6	2	6	4
excess of the	7+	0	7	3
Preferred Withdrawal			8+	0
Amount)

42 PROSPECTUS

APPENDIX B- ACCUMULATION UNIT VALUES

PUTNAM ALLSTATE ADVISOR CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED*

For the Years Beginning January 1* and Ending December 31,	1999	2000	2001	2002	2003
SUB-ACCOUNTS
PUTNAM VT AMERICAN GOVERNMENT INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	$9.999	$11.115	$11.695	$12.573
Accumulation Unit Value, End of Period	N/A	$11.115	$11.695	$12.573	$12.609
Number of Units Outstanding, End of Period	N/A	43,020	406,375	845,334	701,767
PUTNAM VT CAPITAL APPRECIATION - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	$10.000	$9.131	$7.763	$5.952
Accumulation Unit Value, End of Period	N/A	$9.131	$7.763	$5.952	$7.335
Number of Units Outstanding, End of Period	N/A	9.747	74,854	106,336	116,023
PUTNAM VT CAPITAL OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	N/A	N/A	N/A	$10.000
Accumulation Unit Value, End of Period	N/A	N/A	N/A	N/A	$12.932
Number of Units Outstanding, End of Period	N/A	N/A	N/A	N/A	3,050
PUTNAM VT DISCOVERY GROWTH - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	$10.000	$7.312	$4.998	$3.475
Accumulation Unit Value, End of Period	N/A	$7.312	$4.998	$3.475	$4.530
Number of Units Outstanding, End of Period	N/A	12,302	103,648	320,714	289,322
PUTNAM VT DIVERSIFIED INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.863	$9.866	$9.727	$9.942	$10.397
Accumulation Unit Value, End of Period	$9.866	$9.727	$9.942	$10.397	$12.326
Number of Units Outstanding, End of Period	0	308,305	682,479	807,895	801,337
PUTNAM VT EQUITY INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	N/A	N/A	N/A	$10.000
Accumulation Unit Value, End of Period	N/A	N/A	N/A	N/A	$12.049
Number of Units Outstanding, End of Period	N/A	N/A	N/A	N/A	31,952
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.313	$9.299	$10.067	$9.986	$8.998
Accumulation Unit Value, End of Period	$9.299	$10.067	$9.986	$8.998	$10.400
Number of Units Outstanding, End of Period	0	302,290	728,546	1,029,617	1,092,943
PUTNAM VT GLOBAL ASSET ALLOCATION - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.469	$10.696	$10.051	$9.079	$7.843
Accumulation Unit Value, End of Period	$10.696	$10.051	$9.079	$7.843	$9.441
Number of Units Outstanding, End of Period	0	78,479	195,894	164,802	184,467
PUTNAM VT GLOBAL EQUITY - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$13.887	$15.665	$10.868	$7.537	$5.776
Accumulation Unit Value, End of Period	$15.665	$10.868	$7.537	$5.776	$7.371
Number of Units Outstanding, End of Period	0	535,914	919,996	832,662	739,953
PUTNAM VT GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.168	$9.172	$9.776	$9.036	$7.228
Accumulation Unit Value, End of Period	$9.172	$9.776	$9.036	$7.228	$9.093
Number of Units Outstanding, End of Period	0	2,024,668	4,112,871	4,508,828	4,324,238
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	$10.173	$7.434	$4.985	$3.471
Accumulation Unit Value, End of Period	N/A	$7.434	$4.985	$3.471	$4.217
Number of Units Outstanding, End of Period	N/A	475,734	694,304	582,110	569,378

43 PROSPECTUS

PUTNAM VT HEALTH SCIENCES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.953	$10.597	$14.545	$11.525	$9.066
Accumulation Unit Value, End of Period	$10.597	$14.545	$11.525	$9.066	$10.599
Number of Units Outstanding, End of Period	0	337,301	643,654	627,879	569,163
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.896	$9.934	$8.976	$9.186	$9.006
Accumulation Unit Value, End of Period	$9.934	$8.976	$9.186	$9.006	11.253
Number of Units Outstanding, End of Period	0	126,432	371,529	422,855	458,048
PUTNAM VT INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.861	$9.714	$10.341	$10.956	$11.672
Accumulation Unit Value, End of Period	$9.714	$10.341	$10.956	$11.672	$12.036
Number of Units Outstanding, End of Period	0	225,137	972,105	1,423,056	1,367,127
PUTNAM VT INTERNATIONAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$13.249	$14.427	$12.885	$10.100	$8.212
Accumulation Unit Value, End of Period	$14.427	$12.885	$10.100	$8.212	$10.422
Number of Units Outstanding, End of Period	0	606,589	997,025	1,034,468	938,151
PUTNAM VT INTERNATIONAL GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.839	$10.968	$10.976	$8.582	$7.308
Accumulation Unit Value, End of Period	$10.968	$10.976	$8.582	$7.308	$9.948
Number of Units Outstanding, End of Period	0	151,770	252,287	249,047	227,318
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$15.988	$18.134	$10.984	$7.736	$6.598
Accumulation Unit Value, End of Period	$18.134	$10.984	$7.736	$6.598	$8.679
Number of Units Outstanding, End of Period	0	269,089	314,680	275,443	239,795
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.364	$12.168	$9.777	$7.262	$5.459
Accumulation Unit Value, End of Period	$12.168	$9.777	$7.262	$5.459	$6.854
Number of Units Outstanding, End of Period	0	1,433,122	2,411,695	2,343,821	2,165460
PUTNAM VT MID CAP VALUE - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	N/A	N/A	N/A	$10.000
Accumulation Unit Value, End of Period	N/A	N/A	N/A	N/A	$12.801
Number of Units Outstanding, End of Period	N/A	N/A	N/A	N/A	20,213
PUTNAM VT MONEY MARKET - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.208	$10.231	$10.693	$10.956	$10.948
Accumulation Unit Value, End of Period	$10.231	$10.693	$10.956	$10.948	$10.866
Number of Units Outstanding, End of Period	0	242,264	949,740	867,456	592,122
PUTNAM VT NEW OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$14.041	$15.692	$11.436	$7.889	$5.413
Accumulation Unit Value, End of Period	$15.692	$11.436	$7.889	$5.413	$7.079
Number of Units Outstanding, End of Period	0	1,214,382	1,776,151	1,646,724	1,506,773
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.705	$8.795	$10.629	$10.844	$9.037
Accumulation Unit Value, End of Period	$8.795	$10.629	$10.844	$9.037	$11.823
Number of Units Outstanding, End of Period	0	83,776	410,557	569,689	545,912
PUTNAM VT OTC & EMERGING GROWTH—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$18.177	$19.838	$9.581	$5.137	$3.438
Accumulation Unit Value, End of Period	$19.838	$9.581	$5.137	$3.438	$4.608
Number of Units Outstanding, End of Period	0	354,875	587,865	543,303	$494,356
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.894	$11.598	$11.226	$8.997	$6.912
Accumulation Unit Value, End of Period	$11.598	$11.226	$8.997	$6.912	$8.554
Number of Units Outstanding, End of Period	0	338,253	734,229	819,298	750,331
PUTNAM VT SMALL CAP VALUE —CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.813	$10.302	$12.660	$14.768	$11.919
Accumulation Unit Value, End of Period	$10.302	$12.660	$14.768	$11.919	$17.616
Number of Units Outstanding, End of Period	0	115,092	339,513	451,689	447,713

44 PROSPECTUS

PUTNAM VT UTILITIES GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.047	$9.987	$11.590	$8.890	$6.664
Accumulation Unit Value, End of Period	$9.987	$11.590	$8.890	$6.664	$8.214
Number of Units Outstanding, End of Period	0	208,794	480,928	445,516	410,312
PUTNAM VT VISTA - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.501	$14.088	$13.344	$8.762	$6.004
Accumulation Unit Value, End of Period	$14.088	$13.344	$8.762	$6.004	$7.896
Number of Units Outstanding, End of Period	0	468,945	825,771	772,317	740,253
PUTNAM VT VOYAGER - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.868	$14.326	$11.808	$9.047	$6.563
Accumulation Unit Value, End of Period	$14.326	$11.808	$9.047	$6.563	$8.096
Number of Units Outstanding, End of Period	0	1,766,338	2,686,901	2,589,678	2,445,696

For the Years Beginning January 1 * and Ending December 31,	2004	2005	2006
SUB-ACCOUNTS
PUTNAM VT AMERICAN GOVERNMENT INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.609	$12.782	$12.794
Accumulation Unit Value, End of Period	$12.782	$12.794	$13.041
Number of Units Outstanding, End of Period	567,700	515,139	410,937
PUTNAM VT CAPITAL APPRECIATION - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.335	$8.309	$8.851
Accumulation Unit Value, End of Period	$8.309	$8.851	$9.818
Number of Units Outstanding, End of Period	106,166	100,339	88,089
PUTNAM VT CAPITAL OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.932	$15.085	$16.410
Accumulation Unit Value, End of Period	$15.085	$16.410	$18.671
Number of Units Outstanding, End of Period	7,216	13,668	18.701
PUTNAM VT DISCOVERY GROWTH - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.530	$4.813	$5.097
Accumulation Unit Value, End of Period	$4.813	$5.097	$5.591
Number of Units Outstanding, End of Period	261,207	240,677	195,390
PUTNAM VT DIVERSIFIED INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.326	$13.292	$13.527
Accumulation Unit Value, End of Period	$13.292	$13.527	$14.199
Number of Units Outstanding, End of Period	677,341	629,303	574,781
PUTNAM VT EQUITY INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.049	$13.305	$13.862
Accumulation Unit Value, End of Period	$13.305	$13.862	$16.269
Number of Units Outstanding, End of Period	71,539	95,907	97,016
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.400	$11.113	$11.413
Accumulation Unit Value, End of Period	$11.113	$11.413	$12.615
Number of Units Outstanding, End of Period	1,052,441	968,954	828,046
PUTNAM VT GLOBAL ASSET ALLOCATION - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.441	$10.172	$10.746
Accumulation Unit Value, End of Period	$10.172	$10.746	$11.977
Number of Units Outstanding, End of Period	422,257	433,356	338,830
PUTNAM VT GLOBAL EQUITY - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.371	$8.274	$8.889
Accumulation Unit Value, End of Period	$8.274	$8.889	$10.816
Number of Units Outstanding, End of Period	689,356	645,871	549,434

45 PROSPECTUS

PUTNAM VT GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.093	$9.977	$10.367
Accumulation Unit Value, End of Period	$9.977	$10.367	$11.867
Number of Units Outstanding, End of Period	4,048,738	3,738,857	3,155,801
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.217	$4.237	$4.356
Accumulation Unit Value, End of Period	$4.237	$4.356	$4.670
Number of Units Outstanding, End of Period	535,455	440,359	380,468
PUTNAM VT HEALTH SCIENCES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.599	$11.212	$12.534
Accumulation Unit Value, End of Period	$11.212	$12.534	$12.723
Number of Units Outstanding, End of Period	509,007	465,544	382,612
PUTNAM VT HIGH YIELD - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.253	$12.284	$12.507
Accumulation Unit Value, End of Period	$12.284	$12.507	$13.651
Number of Units Outstanding, End of Period	381,477	345,387	298,313
PUTNAM VT INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.036	$12.413	$12.547
Accumulation Unit Value, End of Period	$12.413	$12.547	$12.951
Number of Units Outstanding, End of Period	1,216,625	1,101,765	905,390
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.422	$11.959	$13.250
Accumulation Unit Value, End of Period	$11.959	$13.250	$16.712
Number of Units Outstanding, End of Period	860,661	793,319	707,468
PUTNAM VT INTERNATIONAL GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.948	$11.885	$13.392
Accumulation Unit Value, End of Period	$11.885	$13.392	$16.826
Number of Units Outstanding, End of Period	222,701	229,004	237,801
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.679	$9.714	$11.355
Accumulation Unit Value, End of Period	$9.714	$11.355	$14.143
Number of Units Outstanding, End of Period	216,614	203,410	185,373
PUTNAM VT INVESTORS - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$6.854	$7.624	$8.192
Accumulation Unit Value, End of Period	$7.624	$8.192	$9.217
Number of Units Outstanding, End of Period	1,915,980	1,753,367	1,552,266
PUTNAM VT MID CAP VALUE - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.801	$14.594	$16.205
Accumulation Unit Value, End of Period	$14.594	$16.205	$18.413
Number of Units Outstanding, End of Period	30,845	54,646	56,322
PUTNAM VT MONEY MARKET - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.866	$10.801	$10.936
Accumulation Unit Value, End of Period	$10.801	$10.936	$11.274
Number of Units Outstanding, End of Period	408,328	371,246	424,701
PUTNAM VT NEW OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.079	$7.711	$8.377
Accumulation Unit Value, End of Period	$7.711	$8.377	$8.981
Number of Units Outstanding, End of Period	1,354,692	1,187,977	1,041,994
PUTNAM VT NEW VALUE - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.823	$13.476	$14.093
Accumulation Unit Value, End of Period	$13.476	$14.093	$16.146
Number of Units Outstanding, End of Period	533,243	535,833	462,901
PUTNAM VT OTC & EMERGING GROWTH - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.608	$4.938	$5.260
Accumulation Unit Value, End of Period	$4.938	$5.260	$5.839
Number of Units Outstanding, End of Period	$461,717	401,510	360,978

46 PROSPECTUS

PUTNAM VT RESEARCH - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.554	$9.086	$9.422
Accumulation Unit Value, End of Period	$9.086	9.422	$10.357
Number of Units Outstanding, End of Period	691,264	617,939	539,207
PUTNAM VT SMALL CAP VALUE - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$17.616	$21.958	$23.210
Accumulation Unit Value, End of Period	$21.958	$23.210	$26.885
Number of Units Outstanding, End of Period	438,952	386,826	328,546
PUTNAM VT UTILITIES GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.214	$9.864	$10.576
Accumulation Unit Value, End of Period	$9.864	$10.576	$13.627
Number of Units Outstanding, End of Period	393,510	405,458	346,065
PUTNAM VT VISTA - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.896	$9.248	$10.242
Accumulation Unit Value, End of Period	$9.248	$10.242	$10.666
Number of Units Outstanding, End of Period	701,303	642,320	550,501
PUTNAM VT VOYAGER - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.096	$8.397	$8.764
Accumulation Unit Value, End of Period	$8.397	$8.764	$9.125
Number of Units Outstanding, End of Period	2,236,659	1,936,261	1,636,862

*

THE PUTNAM ALLSTATE ADVISOR CONTRACTS WERE FIRST OFFERED ON DECEMBER 10, 1999. The Variable Sub-Accounts were first offered under the Contracts as of December 10, 1999, except as follows: the Putnam VT American Government Income - Class IB Sub-Account and Putnam VT Growth Opportunities - Class IB Sub-Accounts were first offered as of February 4, 2000, the Putnam VT Capital Appreciation - Class IB Sub-Account and Putnam VT Discovery Growth - Class IB Sub-Accounts were first offered as of October 2, 2000, and the Putnam VT Capital Opportunities - Class IB Sub-Account, Putnam VT Equity Income - Class IB Sub-Account and Putnam VT Mid Cap Value - Class IB Sub-Accounts were first offered as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.25%.

47 PROSPECTUS

PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED*

For the Years Beginning January 1* and Ending December 31,	2001	2002	2003	2004	2005
SUB-ACCOUNTS
PUTNAM VT AMERICAN GOVERNMENT INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.311	$11.420	$12.234	$12.225	$12.350
Accumulation Unit Value, End of Period	$11.420	$12.234	$12.225	$12.350	$12.317
Number of Units Outstanding, End of Period	7,360	21,802	25,598	15,621	13,362
PUTNAM VT CAPITAL APPRECIATION - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.769	$7.728	$5.905	$7.251	$8.184
Accumulation Unit Value, End of Period	$7.728	$5.905	$7.251	$8.184	$8.688
Number of Units Outstanding, End of Period	1,555	11,235	14,651	18,364	21,658
PUTNAM VT CAPITAL OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	N/A	$10.000	$12.902	$14.996
Accumulation Unit Value, End of Period	N/A	N/A	$12.902	$14.996	$16.256
Number of Units Outstanding, End of Period	N/A	N/A	1	3,303	5,528
PUTNAM VT DISCOVERY GROWTH - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.891	$4.976	$3.448	$4.478	$4.740
Accumulation Unit Value, End of Period	$4.976	$3.448	$4.478	$4.740	$5.003
Number of Units Outstanding, End of Period	5,305	11,567	17,395	18,157	19,032
PUTNAM VT DIVERSIFIED INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.069	$9.949	$10.367	$12.247	$13.160
Accumulation Unit Value, End of Period	$9.949	$10.367	$12.247	$13.160	$13.345
Number of Units Outstanding, End of Period	20,588	30,146	33,434	34,866	33,891
PUTNAM VT EQUITY INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	N/A	$10.000	$12.020	$13.226
Accumulation Unit Value, End of Period	N/A	N/A	$12.020	$13.226	$13.732
Number of Units Outstanding, End of Period	N/A	N/A	3,207	6,984	9,577
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$11.371	$10.210	$11.759	$12.521
Accumulation Unit Value, End of Period	$11.371	$10.210	$11.759	$12.521	$12.814
Number of Units Outstanding, End of Period	73,953	96,476	110,808	111,285	104,561
PUTNAM VT GLOBAL ASSET ALLOCATION - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.675	$8.728	$7.513	$9.011	$9.675
Accumulation Unit Value, End of Period	$8.728	$7.513	$9.011	$9.675	$10.184
Number of Units Outstanding, End of Period	5,474	11,632	17,787	21,539	38,420
PUTNAM VT GLOBAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.818	$4.904	$3.745	$4.762	$5.327
Accumulation Unit Value, End of Period	$4.904	$3.745	$4.762	$5.327	$5.703
Number of Units Outstanding, End of Period	34,074	62,415	58,856	64,252	63,752
PUTNAM VT GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.874	$8.668	$10.865	$11.879
Accumulation Unit Value, End of Period	$10.874	$8.668	$10.865	$11.879	$12.301
Number of Units Outstanding, End of Period	127,229	250,489	298,612	321,823	300,753
PUTNAM VT GROWTH OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.925	$5.013	$3.478	$4.212	$4.217
Accumulation Unit Value, End of Period	$5.013	$3.478	$4.212	$4.217	$4.320
Number of Units Outstanding, End of Period	2,354	4,228	15,076	20,886	17.794

48 PROSPECTUS

PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.674	$9.494	$7.442	$8.669	$9.138
Accumulation Unit Value, End of Period	$9.494	$7.442	$8.669	$9.138	$10.179
Number of Units Outstanding, End of Period	19,105	23,817	59,314	72,553	69,665
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.249	$9.121	$8.910	$11.905	$12.068
Accumulation Unit Value, End of Period	$9.121	$8.910	$11.905	$12.068	$12.243
Number of Units Outstanding, End of Period	39,495	42,690	47,256	49,051	48,355
PUTNAM VT INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.088	$11.118	$11.803	$12.128	$12.463
Accumulation Unit Value, End of Period	$11.118	$11.803	$12.128	$12.463	$12.554
Number of Units Outstanding, End of Period	44,407	104.990	108,392	76,112	66,418
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.021	$6.863	$5.560	$7.031	$8.040
Accumulation Unit Value, End of Period	$6.863	$5.560	$7.031	$8.040	$8.876
Number of Units Outstanding, End of Period	22,629	59.,243	67,200	63,815	53,158
PUTNAM VT INTERNATIONAL GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.396	$8.135	$6.903	$9.363	$11.146
Accumulation Unit Value, End of Period	$8.135	$6.903	$9.363	$11.146	$12.515
Number of Units Outstanding, End of Period	6,997	7,913	17,798	21,937	24,329
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$3.952	$3.968	$3.372	$4.420	$4.930
Accumulation Unit Value, End of Period	$3.968	$3.372	$4.420	$4.930	$5.742
Number of Units Outstanding, End of Period	3,089	4,233	7,763	10,298	9.477
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$6.373	$6.360	$4.764	$5.960	$6.606
Accumulation Unit Value, End of Period	$6.360	$4.764	$5.960	$6.606	$7.073
Number of Units Outstanding, End of Period	110,887	170,384	179,822	185,538	168,524
PUTNAM VT MID CAP VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	N/A	$10.000	$12.771	$14.507
Accumulation Unit Value, End of Period	N/A	N/A	$12.771	$14.507	$16.052
Number of Units Outstanding, End of Period	N/A	N/A	3,684	10,280	13,454
PUTNAM VT MONEY MARKET - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.560	$10.580	$10.535	$10.418	$10.319
Accumulation Unit Value, End of Period	$10.580	$10.535	$10.418	$10.319	$10.412
Number of Units Outstanding, End of Period	31,880	28,581	27,785	26,880	34,089
PUTNAM VT NEW OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.553	$4.676	$3.197	$4.166	$4.522
Accumulation Unit Value, End of Period	$4.676	$3.197	$4.166	$4.522	$4.895
Number of Units Outstanding, End of Period	182,839	219,480	239,999	245,907	221,849
PUTNAM VT NEW VALUE - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$13.559	$13.590	$11.286	$14.712	$16.710
Accumulation Unit Value, End of Period	$13.590	$11.286	$14,712	$16.710	$17.412
Number of Units Outstanding, End of Period	17,126	21,747	25,989	30,514	34,619
PUTNAM VT OTC & EMERGING GROWTH - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$2.142	$2.189	$1.460	$1.950	$2.082
Accumulation Unit Value, End of Period	$2.189	$1.460	$1.950	$2.082	$2.210
Number of Units Outstanding, End of Period	4,929	2,903	11,772	12,170	3,958
PUTNAM VT RESEARCH - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.211	$8.244	$6.310	$7.782	$8.237
Accumulation Unit Value, End of Period	$8.244	$6.310	$7.782	$8.237	$8.511
Number of Units Outstanding, End of Period	17,010	50,780	54,286	43,752	35,739
PUTNAM VT SMALL CAP VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$13.708	$13.942	$11.212	$16.511	$20.506
Accumulation Unit Value, End of Period	$13.942	$11.212	$16,511	$20.506	$21.598
Number of Units Outstanding, End of Period	7,718	10,397	14,419	27,536	28,812

49 PROSPECTUS

PUTNAM VT UTILITIES GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.758	$9.095	$6.794	$8.345	$9.985
Accumulation Unit Value, End of Period	$9.095	$6.794	$8.345	$9.985	$10.668
Number of Units Outstanding, End of Period	2,329	11,098	15,181	18,232	22,000
PUTNAM VT VISTA - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$5.406	$5.560	$3.796	$4.975	$5.806
Accumulation Unit Value, End of Period	$5.560	$3.796	$4.975	$5.806	$6.408
Number of Units Outstanding, End of Period	27,049	25,322	37,201	52,974	42,797
PUTNAM VT VOYAGER - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$6.129	$6.123	$4.426	$5.440	$5.623
Accumulation Unit Value, End of Period	$6.123	$4.426	$5.440	$5.623	$5.848
Number of Units Outstanding, End of Period	110,162	152,956	213,213	236,134	214,271

For the Years Beginning January 1* and Ending December 31,	2006
SUB-ACCOUNTS
PUTNAM VT AMERICAN GOVERNMENT INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.317
Accumulation Unit Value, End of Period	$12.511
Number of Units Outstanding, End of Period	12,385
PUTNAM VT CAPITAL APPRECIATION - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.688
Accumulation Unit Value, End of Period	$9.603
Number of Units Outstanding, End of Period	20,737
PUTNAM VT CAPITAL OPPORTUNITIES - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$16.256
Accumulation Unit Value, End of Period	$18.430
Number of Units Outstanding, End of Period	8,045
PUTNAM VT DISCOVERY GROWTH - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$5.003
Accumulation Unit Value, End of Period	$5.468
Number of Units Outstanding, End of Period	11,144
PUTNAM VT DIVERSIFIED INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$13.345
Accumulation Unit Value, End of Period	$13.958
Number of Units Outstanding, End of Period	28,795
PUTNAM VT EQUITY INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$13.732
Accumulation Unit Value, End of Period	$16.059
Number of Units Outstanding, End of Period	10,207
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.814
Accumulation Unit Value, End of Period	$14.112
Number of Units Outstanding, End of Period	95,875
PUTNAM VT GLOBAL ASSET ALLOCATION - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.184
Accumulation Unit Value, End of Period	$11.310
Number of Units Outstanding, End of Period	49,226
PUTNAM VT GLOBAL EQUITY - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$5.703
Accumulation Unit Value, End of Period	$6.915
Number of Units Outstanding, End of Period	68,614
PUTNAM VT GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.301
Accumulation Unit Value, End of Period	$14.031
Number of Units Outstanding, End of Period	217,136

50 PROSPECTUS

PUTNAM VT GROWTH OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.320
Accumulation Unit Value, End of Period	$4.614
Number of Units Outstanding, End of Period	19,526
PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.179
Accumulation Unit Value, End of Period	$10.296
Number of Units Outstanding, End of Period	57,745
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.243
Accumulation Unit Value, End of Period	$13.316
Number of Units Outstanding, End of Period	45,785
PUTNAM VT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.554
Accumulation Unit Value, End of Period	$12.912
Number of Units Outstanding, End of Period	63,216
PUTNAM VT INTERNATIONAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.876
Accumulation Unit Value, End of Period	$11.156
Number of Units Outstanding, End of Period	56,690
PUTNAM VT INTERNATIONAL GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.515
Accumulation Unit Value, End of Period	$15.669
Number of Units Outstanding, End of Period	33,056
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$5.742
Accumulation Unit Value, End of Period	$7.127
Number of Units Outstanding, End of Period	11,521
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.073
Accumulation Unit Value, End of Period	$7.930
Number of Units Outstanding, End of Period	160,470
PUTNAM VT MID CAP VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$16.052
Accumulation Unit Value, End of Period	$18.176
Number of Units Outstanding, End of Period	11,348
PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.412
Accumulation Unit Value, End of Period	$10.696
Number of Units Outstanding, End of Period	25,910
PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.895
Accumulation Unit Value, End of Period	$5.229
Number of Units Outstanding, End of Period	163,339
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$17.412
Accumulation Unit Value, End of Period	$19.878
Number of Units Outstanding, End of Period	34,075
PUTNAM VT OTC & EMERGING GROWTH—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$2.210
Accumulation Unit Value, End of Period	$2.445
Number of Units Outstanding, End of Period	7,664
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.511
Accumulation Unit Value, End of Period	$9.323
Number of Units Outstanding, End of Period	31,679

51 PROSPECTUS

PUTNAM VT SMALL CAP VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$21.598
Accumulation Unit Value, End of Period	$24.929
Number of Units Outstanding, End of Period	25,628
PUTNAM VT UTILITIES GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.668
Accumulation Unit Value, End of Period	$13.336
Number of Units Outstanding, End of Period	19,219
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$6.408
Accumulation Unit Value, End of Period	$6.649
Number of Units Outstanding, End of Period	48,770
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$5.848
Accumulation Unit Value, End of Period	$6.067
Number of Units Outstanding, End of Period	161,846

*

THE PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS WERE FIRST OFFERED ON SEPTEMBER 4, 2001. The Variable Sub-Accounts were first offered under the PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS on September 4, 2001, except for the Putnam VT Capital Opportunities—Class IB Sub-Account, Putnam VT Equity Income—Class IB Sub-Account and Putnam VT Mid Cap Value—Class IB Sub-Accounts, which were first offered as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.60%.

52 PROSPECTUS

PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS: ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED*

For the Years Beginning January 1 * and Ending December 31,	2001	2002	2003	2004	2005
SUB-ACCOUNTS
PUTNAM VT AMERICAN GOVERNMENT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.589	$11.266	$12.062	$12.479	$12.164
Accumulation Unit Value, End of Period	$11.266	$12.062	$12.479	$12.164	$12.126
Number of Units Outstanding, End of Period	0	10,887	55,510	41,495	34,019
PUTNAM VT CAPITAL APPRECIATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.149	$7.723	$5.898	$7.239	$8.167
Accumulation Unit Value, End of Period	$7.723	$5.898	$7.239	$8.167	$8.665
Number of Units Outstanding, End of Period	0	3,802	3,995	4,139	4,062
PUTNAM VT CAPITAL OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	N/A	$10.000	$12.898	$14.983
Accumulation Unit Value, End of Period	N/A	N/A	$12.898	$14.983	$16.234
Number of Units Outstanding, End of Period	N/A	N/A	100,082	0	0
PUTNAM VT DISCOVERY GROWTH—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.484	$4.972	$3.444	$4.471	$4.730
Accumulation Unit Value, End of Period	$4.972	$3.444	$4.471	$4.730	$4.989
Number of Units Outstanding, End of Period	0	1,725	50,408	50,843	50,843
PUTNAM VT DIVERSIFIED INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.070	$10.100	$10.520	$12.421	$13.340
Accumulation Unit Value, End of Period	$10.100	$10.520	$12.421	$13.340	$13.521
Number of Units Outstanding, End of Period	0	1,358	21,842	9,650	15,409
PUTNAM VT EQUITY INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	N/A	$10.000	$12.016	$13.215
Accumulation Unit Value, End of Period	N/A	N/A	$12.016	$13.215	$13.713
Number of Units Outstanding, End of Period	N/A	N/A	0	0	0
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.479	$10.752	$9.650	$11.108	$11.822
Accumulation Unit Value, End of Period	$10.752	$9.650	$11.108	$11.822	$12.092
Number of Units Outstanding, End of Period	0	29,429	49,567	46,055	23,952
PUTNAM VT GLOBAL ASSET ALLOCATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.366	$8.735	$7.515	$9.009	$9.668
Accumulation Unit Value, End of Period	$8.735	$7.515	$9.009	$9.668	$10.172
Number of Units Outstanding, End of Period	0	13,496	40,252	46,941	46,855
PUTNAM VT GLOBAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.871	$5.158	$3.937	$5.004	$5.595
Accumulation Unit Value, End of Period	$5.158	$3.937	$5.004	$5.595	$5.986
Number of Units Outstanding, End of Period	0	290,921	1,139	4,245	4,245
PUTNAM VT GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.485	$9.983	$7.954	$9.965	$10.890
Accumulation Unit Value, End of Period	$9.983	$7.954	$9.965	$10.890	$11.271
Number of Units Outstanding, End of Period	681	77,386	96,386	64,339	48,617
PUTNAM VT GROWTH OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.652	$4.918	$3.410	$4.128	$4.130
Accumulation Unit Value, End of Period	$4.918	$3.410	$4.128	$4.130	$4.229
Number of Units Outstanding, End of Period	0	0	162	169	169

53 PROSPECTUS

PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.603	$9.643	$7.554	$8.796	$9.267
Accumulation Unit Value, End of Period	$9.643	$7.554	$8.796	$9.267	$10.318
Number of Units Outstanding, End of Period	0	2,640	6,646	6,856	7,169
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.031	$9.331	$9.111	$11.339	$12.327
Accumulation Unit Value, End of Period	$9.331	$9.111	$11.339	$12.327	$12.500
Number of Units Outstanding, End of Period	0	572	20,975	10,765	16,754
PUTNAM VT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.472	$11.201	$11.885	$12.206	$12.536
Accumulation Unit Value, End of Period	$11.201	$11.885	$12.206	$12.536	$12.621
Number of Units Outstanding, End of Period	0	10,981	76,197	67,262	22,355
PUTNAM VT INTERNATIONAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$6.877	$7.154	$5.792	$7.322	$8.368
Accumulation Unit Value, End of Period	$7.154	$5.792	$7.322	$8.368	$9.234
Number of Units Outstanding, End of Period	192	372,355	6,098	5,825	5,825
PUTNAM VT INTERNATIONAL GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.470	$7.778	$6.596	$8.943	$10.641
Accumulation Unit Value, End of Period	$7.778	$6.596	$8.943	$10.641	$11.941
Number of Units Outstanding, End of Period	0	154,404	876	2,003	1,945
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.472	$4.650	$3.950	$5.175	$5.769
Accumulation Unit Value, End of Period	$4.650	$3.950	$5.175	$5.769	$6.716
Number of Units Outstanding, End of Period	0	290,747	1,826	2,141	2,732
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$5.870	$6.181	$4.627	$5.786	$6.410
Accumulation Unit Value, End of Period	$6.181	$4.627	$5.786	$6.410	$6.860
Number of Units Outstanding, End of Period	0	1.548	3,730	3,780	7,650
PUTNAM VT MID CAP VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	N/A	N/A	$10.000	$12.767	$14.495
Accumulation Unit Value, End of Period	N/A	N/A	$12.767	$14.495	$16.030
Number of Units Outstanding, End of Period	N/A	N/A	120,596	18,075	18,075
PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.500	$10.503	$10.452	$10.332	$10.228
Accumulation Unit Value, End of Period	$10.503	$10.452	$10.332	$10.228	$10.314
Number of Units Outstanding, End of Period	0	138,399	394,263	18,407	18,157
PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.448	$4.914	$3.358	$4.374	$4.745
Accumulation Unit Value, End of Period	$4.914	$3.358	$4.374	$4.745	$5.134
Number of Units Outstanding, End of Period	0	6,576	6,576	6,576	6,576
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.156	$12.179	$10.109	$13.171	$14.952
Accumulation Unit Value, End of Period	$12.179	$10.109	$13.171	$14.952	$15.573
Number of Units Outstanding, End of Period	0	21,799	18,243	15,015	15,096
PUTNAM VT OTC & EMERGING GROWTH—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$2.852	$3.270	$2.180	$2.910	$3.106
Accumulation Unit Value, End of Period	$3.270	$2.180	$2.910	$3.106	$3.295
Number of Units Outstanding, End of Period	0	813	804,707	35,969	6,215
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.009	$7.647	$5.851	$7.212	$7.629
Accumulation Unit Value, End of Period	$7.647	$5.851	$7.212	$7.629	$7.879
Number of Units Outstanding, End of Period	0	3,745	3,862	2,568	2,513
PUTNAM VT SMALL CAP VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.855	$13.411	$10.780	$15.866	$19.695
Accumulation Unit Value, End of Period	$13.411	$10.780	$15.866	$19.695	$20.733
Number of Units Outstanding, End of Period	203	9,354	21,921	23,295	16,921

54 PROSPECTUS

PUTNAM VT UTILITIES GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.579	$8.562	$6.392	$7.848	$9.385
Accumulation Unit Value, End of Period	$8.562	$6.392	$7.848	$9.385	$10.023
Number of Units Outstanding, End of Period	0	106	9	1,989	1,995
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.926	$5.532	$3.776	$4.945	$5.768
Accumulation Unit Value, End of Period	$5.532	$3.776	$4.945	$5.768	$6.363
Number of Units Outstanding, End of Period	0	138	312,317	43,057	43,057
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$5.926	$6.272	$4.532	$5.567	$5.751
Accumulation Unit Value, End of Period	$6.272	$4.532	$5.567	$5.751	$5.978
Number of Units Outstanding, End of Period	432	53,710	96,020	85,473	64,577

For the Years Beginning January 1* and Ending December 31,	2006
SUB-ACCOUNTS
PUTNAM VT AMERICAN GOVERNMENT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.126
Accumulation Unit Value, End of Period	$12.310
Number of Units Outstanding, End of Period	18,987
PUTNAM VT CAPITAL APPRECIATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$8.665
Accumulation Unit Value, End of Period	$9.572
Number of Units Outstanding, End of Period	3,497
PUTNAM VT CAPITAL OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$16.234
Accumulation Unit Value, End of Period	$18.396
Number of Units Outstanding, End of Period	323
PUTNAM VT DISCOVERY GROWTH—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.989
Accumulation Unit Value, End of Period	$5.541
Number of Units Outstanding, End of Period	48,816
PUTNAM VT DIVERSIFIED INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$13.521
Accumulation Unit Value, End of Period	$14.135
Number of Units Outstanding, End of Period	6,271
PUTNAM VT EQUITY INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$13.713
Accumulation Unit Value, End of Period	$16.029
Number of Units Outstanding, End of Period	256
PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.092
Accumulation Unit Value, End of Period	$13.311
Number of Units Outstanding, End of Period	17,857
PUTNAM VT GLOBAL ASSET ALLOCATION—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.172
Accumulation Unit Value, End of Period	$11.291
Number of Units Outstanding, End of Period	19,754
PUTNAM VT GLOBAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$5.986
Accumulation Unit Value, End of Period	$7.254
Number of Units Outstanding, End of Period	3,676
PUTNAM VT GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.271
Accumulation Unit Value, End of Period	$12.849
Number of Units Outstanding, End of Period	40,025

55 PROSPECTUS

PUTNAM VT GROWTH OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$4.229
Accumulation Unit Value, End of Period	$4.515
Number of Units Outstanding, End of Period	184
PUTNAM VT HEALTH SCIENCES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.318
Accumulation Unit Value, End of Period	$10.431
Number of Units Outstanding, End of Period	6,792
PUTNAM VT HIGH YIELD—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.500
Accumulation Unit Value, End of Period	$13.588
Number of Units Outstanding, End of Period	6,435
PUTNAM VT INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$12.621
Accumulation Unit Value, End of Period	$12.975
Number of Units Outstanding, End of Period	9,635
PUTNAM VT INTERNATIONAL EQUITY—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$9.234
Accumulation Unit Value, End of Period	$11.599
Number of Units Outstanding, End of Period	6,377
PUTNAM VT INTERNATIONAL GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$11.941
Accumulation Unit Value, End of Period	$14.942
Number of Units Outstanding, End of Period	3,258
PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$6.716
Accumulation Unit Value, End of Period	$8.331
Number of Units Outstanding, End of Period	4,024
PUTNAM VT INVESTORS—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$6.860
Accumulation Unit Value, End of Period	$7.687
Number of Units Outstanding, End of Period	7,824
PUTNAM VT MID CAP VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$16.030
Accumulation Unit Value, End of Period	$18.142
Number of Units Outstanding, End of Period	18,973
PUTNAM VT MONEY MARKET—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.314
Accumulation Unit Value, End of Period	$10.590
Number of Units Outstanding, End of Period	14,370
PUTNAM VT NEW OPPORTUNITIES—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$5.134
Accumulation Unit Value, End of Period	$5.481
Number of Units Outstanding, End of Period	3,905
PUTNAM VT NEW VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$15.573
Accumulation Unit Value, End of Period	$17.769
Number of Units Outstanding, End of Period	7,572
PUTNAM VT OTC & EMERGING GROWTH—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$3.295
Accumulation Unit Value, End of Period	$3.643
Number of Units Outstanding, End of Period	3,107
PUTNAM VT RESEARCH—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$7.879
Accumulation Unit Value, End of Period	$8.626
Number of Units Outstanding, End of Period	2,242

56 PROSPECTUS

PUTNAM VT SMALL CAP VALUE—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$20.733
Accumulation Unit Value, End of Period	$23.918
Number of Units Outstanding, End of Period	17,191
PUTNAM VT UTILITIES GROWTH AND INCOME—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.023
Accumulation Unit Value, End of Period	$12.522
Number of Units Outstanding, End of Period	2,000
PUTNAM VT VISTA—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$6.363
Accumulation Unit Value, End of Period	$6.600
Number of Units Outstanding, End of Period	43,057
PUTNAM VT VOYAGER—CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$5.978
Accumulation Unit Value, End of Period	$6.199
Number of Units Outstanding, End of Period	66,521

*

THE PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS WERE FIRST OFFERED ON NOVEMBER 1, 2001. The Variable Sub-Accounts were first offered under the PUTNAM ALLSTATE ADVISOR PREFERRED CONTRACTS on November 1, 2001, except for the Putnam VT Capital Opportunities—Class IB Sub-Account, Putnam VT Equity Income—Class IB Sub-Account and Putnam VT Mid Cap Value—Class IB Sub-Accounts, which were first offered as of May 1, 2003. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.65%.

57 PROSPECTUS

APPENDIX C	WITHDRAWAL
ADJUSTMENT EXAMPLE—INCOME BENEFIT*

Issue Date: January 1, 2003

Initial Purchase Payment: $50,000 (For PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, a $2,000 Credit Enhancement would apply)

Date	Type of Occurrence	Beginning Contract Value	Transaction Amount	Contract Value After Occurrence	Income Benefit Rider Income Base
1/1/04	Contract Anniversary	$55,000	—	$55,000	$55,000
7/1/04	Partial Withdrawal	$60,000	$15,000	$45,000	$41,250

The following shows how we compute the adjusted income benefits in the example above. Please note that the withdrawal adjustment reduces the Income Base by the same proportion as the withdrawal reduces the Contract Value.

INCOME BENEFIT RIDER INCOME BASE
Partial Withdrawal Amount	(a)	$15,000
Contract Value Immediately Prior to Partial Withdrawal	(b)	$60,000
Value of Income Base Immediately Prior to Partial Withdrawal	(c)	$55,000
Withdrawal Adjustment	[(a)/(b)]*(c)	$13,750
Adjusted Income Base		$41,250

*	Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.

58 PROSPECTUS

APPENDIX D	WITHDRAWAL
ADJUSTMENT EXAMPLE—DEATH BENEFIT*

Issue Date: January 1, 2004

Initial Purchase Payment: $50,000 (For PUTNAM ALLSTATE ADVISOR PLUS CONTRACTS, a $2,000 Credit Enhancement would apply)

					DEATH BENEFIT AMOUNT
					Purchase Payment Value
		Beginning		Contract			Maximum
	Type of	Contract	Transaction	Value After	Advisor and		Anniversary
Date	Occurrence	Value	Amount	Occurrence	Preferred	Plus	Value
1/1/05	Contract Anniversary	$55,000		$55,000	$50,000	$52,000	$55,000
7/1/05	Partial Withdrawal	$60,000	$15,000	$45,000	$37,500	$39,000	$41,250

The following shows how we compute the adjusted death benefits in the example above. Please note that the Purchase Payment Value and the Maximum Anniversary Value are reduced for partial withdrawals by the same proportion as the withdrawal reduced the Contract Value.

		Advisor and Preferred	Plus
PURCHASE PAYMENT VALUE DEATH BENEFIT
Partial Withdrawal Amount	(a)	$15,000	$15,000
Contract Value Immediately Prior to Partial Withdrawal	(b)	$60,000	$60,000
Value of Death Benefit Amount Immediately Prior to Partial Withdrawal	(c)	$50,000	$52,000
Withdrawal Adjustment	[(a)/(b)]*(c)	$12,500	$13,000
Adjusted Death Benefit		$37,500	$39,000
MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT
Partial Withdrawal Amount	(a)	$15,000	$15,000
Contract Value Immediately Prior to Partial Withdrawal	(b)	$60,000	$60,000
Value of Death Benefit Amount Immediately Prior to Partial Withdrawal	(c)	$55,000	$55,000
Withdrawal Adjustment	[(a)/(b)]*(c)	$13,750	$13,750
Adjusted Death Benefit		$41,250	$41,250

*

For purpose of illustrating the withdrawal adjustment calculation, the example assumes the same hypothetical Contract Values and Maximum Anniversary Values for all Contracts, net of applicable fees and charges. Actual death benefit amounts will differ due to the different fees and charges under each Contract and the Credit Enhancement available under the Putnam Allstate Advisor Plus Contract. Please remember that you are looking at an example and that your investment performance may be greater or lower than the figures shown.

59 PROSPECTUS

ALLSTATE ADVISOR VARIABLE ANNUITIES

(ADVISOR, ADVISOR PLUS, ADVISOR PREFERRED)

Individual Flexible Premium Deferred Variable Annuity Contract

Issued By

Wilton Reassurance Life Company of New York

Through

Allstate Life of New York Separate Account A

Supplement dated November 1, 2021 to the

Statement of Additional Information dated May 1, 2007

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated May 1, 2007, for the Allstate Advisor Variable Annuities individual flexible premium variable annuity contract (the “Contract”) supported by Allstate Life of New York Separate Account A (the “Separate Account”), for which there is a related prospectus dated May 1, 2007, as supplemented on November 1, 2021. Please read this supplement and the SAI carefully in conjunction with the prospectus and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Allstate Life Insurance Company of New York (“Allstate New York”). On November 1, 2021 Allstate New York merged into Wilton Reassurance Life Company of New York a subsidiary of WRAC (the “Merger”).

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from Allstate New York to WRNY. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contractowners.

Administrative Office:

Street Address: 5801 SW 6th Ave., Topeka, KS 66636

Mailing Address: P.O. Box 758559, Topeka, KS 66675-8559

Telephone Number: 1-800-457-8207

Fax: 1-785-228-4584

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

I.	References to Allstate New York Life Insurance Company throughout the SAI that are not otherwise addressed below are replaced with references to WRNY

II.	The section titled “PURCHASE OF CONTRACTS” is deleted and replaced with the following:

Allstate Distributors, LLC, (“ADLLC”) is the principal underwriter and distributor of the Contracts. The offering of the Contracts is continuous. The Contract is no longer available for new sales, but owners of outstanding Contracts may continue to make additional purchase payments.

III.	The sections titled “EXPERTS” and “FINANCIAL STATEMENTS” are deleted and replaced with the following:

EXPERTS

The statutory-basis financial statements of Wilton Reassurance Life Company of New York, as of and for the years ended December 31, 2020, 2019 and 2018, included in this Supplement to the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements and includes an emphasis of matter paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”), which differ from and are not in accordance with accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America. The variances between the statutory-basis of accounting and accounting principles generally accepted in the United States of America are also described in Note 1 to the statutory-basis financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statutory-basis financial statements of Allstate Life Insurance Company of New York included in this Supplement to the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements and includes an emphasis of matter paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”), which differ from and are not in accordance with accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America as the variances between the statutory-basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements and financial highlights of each of the Sub-Accounts comprising the Allstate Life of New York Separate Account A (the “Account”) incorporated in this Supplement to the Statement of Additional Information by reference from the Account’s Form N-VPFS, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The following financial statements are included in the supplement to the statement of additional information dated November 1, 2021:

• The statements of net assets of each of the individual Sub-Accounts, which comprise the Variable Account, as of December 31, 2020, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two-year period ended December  31, 2020 and the accompanying Report of Independent Registered Public Accounting Firm are incorporated herein by reference to Form N-VPFS, SEC file No. 811-07467, filed on April 16, 2021.

• The financial statements of Allstate Life Insurance Company of New York as of and for the years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, and unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020; and

• The financial statements of Wilton Reassurance Life Company of New York as of and for each of the three years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020, and unaudited pro-forma financial information reflecting the Merger.

The financial statements of Allstate Life Insurance Company of New York and the financial statements of Wilton Reassurance Life Company of New York are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. The financial statements of the Variable Account are presented in conformity with accounting principles generally accepted in the United States of America.

PUTNAM ALLSTATE ADVISOR VARIABLE ANNUITIES

(ADVISOR, ADVISOR PLUS, ADVISOR PREFERRED)

Group Flexible Premium Deferred Variable Annuity Contract

Issued By

Wilton Reassurance Life Company of New York

Through

Allstate Life of New York Separate Account A

Supplement dated November 1, 2021 to the

Statement of Additional Information dated May 1, 2007

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated May 1, 2007, for the Putnam Allstate Advisor Variable Annuities group flexible premium variable annuity contract (the “Contract”) supported by Allstate Life of New York Separate Account A (the “Separate Account”), for which there is a related prospectus dated May 1, 2007, as supplemented on November 1, 2021. Please read this supplement and the SAI carefully in conjunction with the prospectus and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Allstate Life Insurance Company of New York (“Allstate New York”). On November 1, 2021 Allstate New York merged into Wilton Reassurance Life Company of New York a subsidiary of WRAC (the “Merger”).

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from Allstate New York to WRNY. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contractowners.

Administrative Office:

Street Address: 5801 SW 6th Ave., Topeka, KS 66636

Mailing Address: P.O. Box 758559, Topeka, KS 66675-8559

Telephone Number: 1-800-457-8207

Fax: 1-785-228-4584

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

I.	References to Allstate New York Life Insurance Company throughout the SAI that are not otherwise addressed below are replaced with references to WRNY

II.	The section titled “PURCHASE OF CONTRACTS” is deleted and replaced with the following:

Allstate Distributors, LLC, (“ADLLC”) is the principal underwriter and distributor of the Contracts. The offering of the Contracts is continuous. The Contract is no longer available for new sales, but owners of outstanding Contracts may continue to make additional purchase payments.

III.	The sections titled “EXPERTS” and “FINANCIAL STATEMENTS” are deleted and replaced with the following:

EXPERTS

The statutory-basis financial statements of Wilton Reassurance Life Company of New York, as of and for the years ended December 31, 2020, 2019 and 2018, included in this Supplement to the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements and includes an emphasis of matter paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”), which differ from and are not in accordance with accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America. The variances between the statutory-basis of accounting and accounting principles generally accepted in the United States of America are also described in Note 1 to the statutory-basis financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statutory-basis financial statements of Allstate Life Insurance Company of New York included in this Supplement to the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements and includes an emphasis of matter paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”), which differ from and are not in accordance with accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America as the variances between the statutory-basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements and financial highlights of each of the Sub-Accounts comprising the Allstate Life of New York Separate Account A (the “Account”) incorporated in this Supplement to the Statement of Additional Information by reference from the Account’s Form N-VPFS, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The following financial statements are included in the supplement to the statement of additional information dated November 1, 2021:

• The statements of net assets of each of the individual Sub-Accounts, which comprise the Variable Account, as of December 31, 2020, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two-year period ended December  31, 2020 and the accompanying Report of Independent Registered Public Accounting Firm are incorporated herein by reference to Form N-VPFS, SEC file No. 811-07467, filed on April 16, 2021.

• The financial statements of Allstate Life Insurance Company of New York as of and for the years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, and unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020; and

• The financial statements of Wilton Reassurance Life Company of New York as of and for each of the three years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020, and unaudited pro-forma financial information reflecting the Merger.

The financial statements of Allstate Life Insurance Company of New York and the financial statements of Wilton Reassurance Life Company of New York are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. The financial statements of the Variable Account are presented in conformity with accounting principles generally accepted in the United States of America.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

Statutory-basis Financial Statements as of and for

the Years Ended December 31, 2020, 2019, and 2018

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Audit Committee of

Allstate Life Insurance Company

Northbrook, Illinois

We have audited the accompanying statutory-basis financial statements of Allstate Life Insurance Company of New York (the “Company”), which is a wholly-owned subsidiary of Allstate Life Insurance Company, which is a wholly-owned subsidiary of Allstate Insurance Company, which is, a wholly-owned subsidiary of Allstate Insurance Holdings, LLC, which is a wholly-owned subsidiary of The Allstate Corporation, which comprise the statutory-basis statements of financial position as of December 31, 2020, 2019 and 2018 and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory-basis financial statements.

Management’s Responsibility for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory-basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory-basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory-basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory-basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 2 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the New York State Department of Financial Services. The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 2 to the statutory-basis financial statements and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory-basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of Allstate Life Insurance Company of New York as of December 31, 2020, 2019 and 2018 or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Allstate Life Insurance Company of New York as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services as described in Note 2 to the statutory-basis financial statements.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

May 19, 2021

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2020 AND 2019

(in thousands except par value and number of shares)	2020	2019
ADMITTED ASSETS
Bonds (fair value: $4,788,589 and $4,400,759)	$4,175,040	$3,996,839
Preferred stocks (fair value: $2,236 and $11,051)	1,796	10,562
Common stocks (cost: $170,915 and $123,957)	249,205	165,135
Mortgage loans on real estate	616,560	718,901
Cash, cash equivalents and short-term investments	130,453	220,888
Contract loans	37,280	38,563
Derivatives	8,469	6,047
Other invested assets	342,484	385,644
Receivables for securities	206	150,125
Securities lending reinvested collateral assets	1,414	391

Subtotals, cash and invested assets	5,562,907	5,693,095

Investment income due and accrued	44,801	45,804
Premiums and considerations	29,609	30,605
Reinsurance recoverables and other reinsurance receivables	5,060	1,547
Net deferred tax asset	32,760	29,598
Guaranty funds receivable or on deposit	908	919
Advanced benefits	6,421	5,900
Other assets	3,454	3,707
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	423,762	404,635

Total	$6,109,682	$6,215,810

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,536,404	$4,446,313
Liability for deposit-type contracts	314,658	343,000
Contract claims	18,556	28,197
Interest maintenance reserve	13,515	12,481
Transfers to Separate Accounts due or accrued (net)	8,570	12,822
Current federal and foreign income taxes	34	28,056
Asset valuation reserve	137,711	145,134
Payable to parent, subsidiaries and affiliates	4,674	4,480
Payable for securities lending	76,033	157,280
Reserve for uncashed checks	6,710	5,832
Other liabilities	13,204	13,413
From Separate Accounts Statement	423,762	404,635

Total liabilities	5,553,831	5,601,643

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	422,098	480,414

Total capital and surplus	555,851	614,167

Total	$6,109,682	$6,215,810

See notes to statutory-basis financial statements.

3

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2020	2019
Premiums and annuity considerations for life and accident and health contracts	$170,685	$199,028
Net investment income	265,739	258,104
Amortization of interest maintenance reserve	6,257	3,211
Commissions and expense allowances on reinsurance ceded	2,212	2,559
Reserve adjustments on reinsurance ceded	(22,064)	(28,355)
Miscellaneous income	957	1,153

Total	423,786	435,700

Death benefits	90,551	72,782
Annuity benefits	151,598	171,567
Disability benefits and benefits under accident and health contracts	12,821	39,191
Surrender benefits and withdrawals for life contracts	86,405	140,144
Interest and adjustments on contracts or deposit-type contract funds	18,705	19,051
Increase (decrease) in aggregate reserves for life and accident and health contracts	90,091	(7,937)
Commissions on premiums, annuity considerations, and deposit-type contract funds	10,969	19,903
General insurance expenses	30,361	38,408
Insurance taxes, licenses and fees, excluding federal income taxes	7,248	7,845
(Increase) decrease in loading on deferred and uncollected premiums	122	(1,420)
Net transfers to or (from) Separate Accounts net of reinsurance	(35,702)	(44,302)
Other expenses	209	912

Total	463,378	456,144

Net loss from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	(39,592)	(20,444)

Federal and foreign income taxes incurred (excluding tax on capital gains)	9,383	26,390

Net loss from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	(48,975)	(46,834)

Net realized capital gains (losses) less capital gains tax of $(4,543) and $3,416	(17,092)	12,852

Net loss	$(66,067)	$(33,982)

See notes to statutory-basis financial statements.

4

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2020	2019
Capital and surplus, December 31, prior year	$614,167	$644,474
Net loss	(66,067)	(33,982)
Change in net unrealized capital gains (losses)	(6,275)	16,484
Change in net unrealized foreign exchange capital gains (losses)	4,055	(3,698)
Change in net deferred income tax	19,961	29,258
Change in nonadmitted assets	(17,413)	(15,554)
Change in asset valuation reserve	7,423	(22,815)

Capital and surplus, December 31, current year	$555,851	$614,167

See notes to statutory-basis financial statements.

5

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)
Cash from operations	2020	2019
Premiums collected net of reinsurance	$171,358	$198,038
Net investment income	239,707	235,155
Miscellaneous income	(417)	2,510

Total	410,648	435,703

Benefits and loss related payments	372,932	446,455
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(31,449)	(58,728)
Commissions, expenses paid and aggregate write-ins for deductions	49,947	66,399
Dividends paid to policyholders	31	42
Federal and foreign income taxes paid (recovered)	34,799	(2,112)

Total	426,260	452,056

Net cash from operations	(15,612)	(16,353)

Cash from investments
Proceeds from investments sold, matured or repaid	1,304,707	858,339
Cost of investments acquired (long-term only)	1,255,154	747,739
Net increase or (decrease) in contract loans and premium notes	(1,289)	(791)

Net cash from investments	50,842	111,391

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(47,015)	(46,793)
Other cash provided (applied)	(78,650)	91,941

Net cash from financing and miscellaneous sources	(125,665)	45,148

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	(90,435)	140,186
Cash, cash equivalents and short-term investments, beginning of year	220,888	80,702

Cash, cash equivalents and short-term investments, end of period	$130,453	$220,888

Supplemental disclosures for non-cash transactions
Change in receivable for securities sold	$149,917	$149,288
Portfolio investments exchanged	108,564	86,650
Income from other invested assets	12,585	929
Reinvestment of non-cash distributions from other invested assets	3,289	3,395
Change in payable for securities acquired	712	712
Stock dividends received	15	37
Stock distributions a return of capital	3	4
Mortgage loans refinanced	-	8,388

See notes to statutory-basis financial statements.

6

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company serves customers through Allstate exclusive agents and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force deferred fixed annuities and immediate fixed annuities. The Company also previously offered variable annuities which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the NYDFS as of December 31 is shown below:

(in thousands)
	2020	2019
Net Income
The Company’s state basis	$(66,067)	$(33,982)

State prescribed practices that increase/(decrease) NAIC SAP: Premiums	(34)	(11)
Commissions and expense allowances on reinsurance ceded	70	2
Increase in loading on deferred and uncollected premium	105	(333)
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$(66,208)	$(33,640)

Surplus
The Company’s state basis	$555,851	$614,167

State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(9,985)	(10,418)
Aggregate write-ins (Reinsurance balances recoverable)	2,611	2,904
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$563,225	$621,681

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

7

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Accounting practices and procedures of the NAIC as prescribed or permitted by the NYDFS comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“GAAP”). The more significant differences relevant to the Company are as follows:

●

Bonds, including loan-backed and structured securities (“LBASS”) but excluding Securities Valuation Office (“SVO”)-identified investments, and short-term investments, are stated at amortized cost, or lower of amortized cost or fair value, or recovery value, while under GAAP, they are carried at fair value

●	Preferred stocks are valued as prescribed by the SVO, while under GAAP, they are reported at fair value.

●

Under the APPM, unaffiliated common stocks are reported at fair value and changes in fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus. Under GAAP, equity investments, including common stocks and limited partnership interests not accounted for under the equity method of accounting (“EMA”) or that do not result in consolidation, are measured at fair value with changes in fair value recognized in net income.

●

Under the APPM, mortgage loans are carried at unpaid principal amount net of unamortized premium or discount. Effective January 1, 2020, under GAAP they are carried at amortized cost, net of credit loss allowances. Under the APPM, impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. Other-than-temporary impairment (“OTTI”) adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell. Effective January 1, 2020, under GAAP, credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, and are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. Beginning in 2020 under GAAP, loans are evaluated on a pooled basis when they share similar risk characteristics; while under the APPM, loans are evaluated individually.

●

Certain investments in partnerships and limited liability companies under GAAP are recorded at fair value. Per the APPM, these investments require EMA to be used. EMA on a statutory basis, in conjunction with asset valuation reserve (“AVR”) recognition requirements as discussed below, recognizes the earnings of the investment in surplus with only the portion distributed recorded in investment income, while GAAP recognizes all earnings, both distributed and undistributed in investment income. Investments in partnerships and limited liability companies are required to have audited U.S. GAAP financial statements or audited U.S. tax-basis financial statements to be admitted. For investments in non-U.S. partnerships and limited liability companies for which audited GAAP or International Financial Reporting Standards financial statements are not available, admission requires using certain audited financial statements prepared using foreign generally accepted accounting principles with an audited reconciliation to U.S. GAAP.

●	Realized investment capital gains or losses are reported net of related income taxes, while under GAAP, such gains or losses are reported gross of tax.

●

Under both GAAP and the APPM, the Company is required to identify impairments and recognize credit or intent related losses on bonds including LBASS (i.e., the term used in the APPM is “other-than-temporary impairment”, effective January 1, 2020, this term is no longer used in GAAP). However, the measurement of credit impairments differs for bonds and the trigger for intent impairments differs for LBASS.

Intent related credit losses are recorded when there is a decision to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis. Under GAAP and the APPM, for intent related credit losses, bonds, including LBASS are written down to fair value. In addition, for LBASS under the APPM, intent related OTTI is also recognized when there is no intent and ability to hold the security until it recovers in value, which is not required under GAAP.

Credit related impairments result from an assessment that the entire amortized cost basis is not expected to be recovered. Under GAAP, for bonds, including LBASS, in an unrealized loss position, credit losses are recorded to expected recovery value, which, effective January 1, 2020, is recognized as a contra asset allowance and may not exceed fair value. Recovery value is determined by calculating the best estimate of future cash flows considering past events, current conditions and reasonable and supportable forecasts discounted at the security’s current effective rate. Under the APPM, for credit related OTTI, bonds other than LBASS, are written down to fair value and LBASS are written down to the expected recovery value.

●

Under the APPM, derivatives which follow hedge accounting are reported in a manner consistent with the hedged item with no ineffectiveness separately recorded. Derivatives that are not designated as accounting hedges are recorded at fair value, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus until the transaction is closed (e.g., terminated, sold, expired, exercised). Derivatives which are used in replication are reported in a manner consistent with the asset that has been replicated. Embedded derivative instruments are not accounted for separately as derivative instruments. Derivative assets and liabilities are reported gross in the financial statements.

Under GAAP, derivatives that qualify as a fair value hedge are recorded at fair value in the same income statement line item as the hedged item; cash flow hedges are also recorded at fair value. Hedge ineffectiveness, if any, is recorded along with the hedged item. The change in fair value of a non-hedge derivative, including derivatives used in replication, is recorded as a realized capital gain or loss. Embedded derivative instruments are accounted for separately and marked to market through realized capital gains or losses. Derivative assets and liabilities that qualify for offsetting with a counterparty are reported as a net asset or liability in the financial statements.

●

The APPM requires that, if in the aggregate, the Company has a net negative cash balance it shall be reported as a negative asset. GAAP requires that such negative cash balances be reported as other liabilities.

8

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

●

For holders of surplus notes, interest is not accrued until approved by the insurance departments of the applicable states of domicile per the APPM. GAAP requires interest on surplus notes to be accrued whether or not states approval has been obtained

●

Under the APPM, costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts, principally agents’ and brokers’ remuneration and certain underwriting costs, are expensed as incurred. Under GAAP, these costs are deferred and amortized to income either over the premium paying period of the related policies in proportion to the estimated revenue on such business or in relation to the present value of estimated gross profits on such business over the estimated lives of the contracts.

●

Both GAAP and the APPM require a provision for deferred taxes on temporary differences between the reporting and tax bases of assets and liabilities. The change in deferred taxes is reported in surplus per the APPM, while under GAAP, the change is reported in the Statement of Operations. The APPM also includes limitations as to the amount of deferred tax assets (“DTAs”) that may be reported as an admitted asset. Both GAAP and the APPM require a valuation allowance for DTAs and the allowance is similarly measured.

●

Under the APPM, the effects of reinsurance are netted against the corresponding assets or liabilities versus reported on a gross basis for GAAP. For paid and unpaid reinsurance recoverables and receivables reported gross on the GAAP balance sheet, effective January 1, 2020 credit loss allowances, which are estimates of expected credit losses, are established through a charge to GAAP income and reported as a contra asset. GAAP credit loss allowances are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the asset. Under GAAP, reinsurance recoverables and receivables may be evaluated on a pooled basis when they share similar risk characteristics; while under the APPM, reinsurance recoverables and receivables are generally evaluated individually for collectibility and amounts determined to be uncollectible are charged to income in the period the determination is made.

●

Certain reported assets, including the portion of net DTAs that exceeded the APPM limitations, prepaid commissions, certain agent and bills receivables and certain other receivables over 90 days past due, are designated as nonadmitted assets and are charged directly to unassigned surplus. Under GAAP, these assets are reported in the Statements of Financial Position, net of any valuation allowance.

●

Life statutory policy reserves are based on mortality, interest and other assumptions applied in compliance with statutory regulations and subject to reserve testing with assumption subject to statutory requirements. Health statutory policy reserves are based on morbidity, interest, and withdrawal assumptions applied in compliance with statutory regulations. Statutory formula policy reserves in certain cases are subject to stand alone reserve testing with assumptions subject to statutory requirements. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, morbidity, interest and withdrawals and include sufficiency testing with assumptions representative of the Company’s current expectations. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus per the APPM rather than included in the determination of net gain from operations for GAAP.

●

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain structured settlement annuities to its parent, ALIC effective December 31, 2001. Under the APPM, the agreement is accounted for as reinsurance. Under GAAP, the agreement is accounted for as a derivative financial instrument.

●	The AVR and interest maintenance reserve (“IMR”) are required by the APPM, but not GAAP.

●

Under the APPM, liabilities from guaranty funds or other assessments from insolvencies of entities that wrote long term care contracts are recorded at discounted rates, while all other assessments are reported at undiscounted rates. Under GAAP, all guaranty funds or other assessments are reported at undiscounted rates.

●

The assets and reserves relating to modified guaranteed annuity (“MGA”) contracts are reflected as assets and liabilities related to Separate Accounts and are carried at fair value. Premium receipts and benefits on these contracts are recorded as revenue and expense and are transferred to or (from) the Separate Accounts. Under GAAP, these assets are reported as bonds and mortgage loans. Bonds designated as available for sale are carried at fair value and mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Liabilities are reported as contractholder funds. Revenues are comprised of contract charges and fees for contract administration and surrenders.

●

Under the APPM, premium receipts and benefits on certain annuity contracts and universal life-type contracts are recorded as revenue and expense. Under GAAP, revenue on certain annuity contracts and universal life-type contracts is comprised of contract charges and fees, which are recognized when assessed against the policyholder account balance. Additionally, premium receipts on certain annuity contracts and universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities, while benefits are recognized as expenses in excess of the policyholder account balance.

●	GAAP requires the presentation of comprehensive income and its components in the financial statements, which is not required by the APPM.

Use of estimates

The preparation of financial statements in conformity with the NAIC Annual Statement Instructions and accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

9

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Investments

Bonds with an NAIC designation of 1 through 5, including LBASS and excluding SVO-identified investments, are reported at amortized cost using the effective yield method. Bonds with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. The Company’s bond portfolio also includes SVO-identified investments, which are reported at fair value. Changes in the fair value of SVO-identified investments are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Redeemable preferred stocks are reported at cost, amortized cost or the lower of cost, amortized cost or fair value, depending on the assigned NAIC designation. Perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. Unaffiliated common stocks are reported at fair value. For preferred stocks reported at fair value and unaffiliated common stocks, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Mortgage loans are reported at unpaid principal balances, net of unamortized premium or discount.

Cash equivalents are reported at fair value or amortized cost. Cash equivalents reported at amortized cost are readily convertible into known amounts of cash and so near to their maturity that they present an insignificant risk of change in value because of changes in interest rates.

Short-term investments are reported at amortized cost.

Contract loans are reported at the unpaid principal and capitalized interest balance. Interest is capitalized into the loan balance each contract anniversary. Loans deemed uncollectible are written off. Loan balances in excess of cash value are nonadmitted.

Other invested assets consist of investments in partnerships, limited liability companies and surplus notes. Investments in partnerships and limited liability companies are generally reported based on the underlying audited GAAP equity of the investee, with undistributed earnings or losses reflected in unassigned surplus as a change in net unrealized capital gains and losses and, are generally recognized on a delay due to the availability of financial statements. The change in net unrealized capital gains and losses is reported in unassigned surplus, as well as used in the calculation of the AVR provision. Surplus notes are reported at amortized cost or the lower of amortized cost or fair value depending on the NAIC designation.

Realized capital losses recognized on all bonds due to OTTI resulting from changes in the general level of interest rates are reported in the IMR, net of tax and amortized into the Statements of Operations. For LBASS designated as no intent and ability to hold, the non-interest related portion of OTTI losses is used in the calculation of the AVR provision, while the interest-related OTTI is reported in IMR. All other net realized capital gains and losses for other invested assets resulting from changes in the general level of interest rates and OTTI realized capital losses for other invested assets and bonds that are not a result of changes in the general level of interest rates are reported in the Statements of Operations and used in the calculation of the AVR provision, the change of which is reported within unassigned surplus.

Investment income primarily consists of interest, dividends, income from limited partnership interests, and amortization of any premium or discount. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for LBASS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis. In periods subsequent to the recognition of an OTTI on a bond, including LBASS, the difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income. Accrual of income is suspended for other-than-temporarily impaired bonds when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when the full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Cash distributions received from investments in partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed. Any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other than temporary declines in fair value, expirations and settlements of certain derivatives. Realized capital gains and losses on investment sales are determined on a specific identification basis.

The Company has a comprehensive portfolio monitoring process to identify and evaluate each bond, including LBASS, and common and preferred stock, whose carrying value may be other-than-temporarily impaired. For each bond, excluding LBASS, in an unrealized loss position (fair value is less than amortized cost), the Company assesses whether management with the appropriate authority has made a decision to sell the bond prior to its maturity at an amount below its carrying value. If the decision has been made to sell the bond, the bond’s decline in fair value is considered other than temporary and the Company recognizes a realized capital loss equal to the difference between the amortized cost and the fair value of the bond at the balance sheet date the assessment is made. If the Company has not made the decision to sell the bond, but it is probable the Company will not be able to collect all amounts due according to contractual terms, the bond’s decline in value is considered other-than-temporarily impaired, and a write-down of the amortized cost to fair value is required. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For LBASS, the Company assesses whether management with the appropriate authority has made a decision to sell each LBASS in an unrealized loss position or does not have the intent and ability to retain the LBASS for a period of time sufficient to recover the amortized cost

10

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

basis. If either situation exists, the security’s decline in value is considered other-than-temporarily impaired and the security is written down as a realized capital loss to fair value. If management has not made the decision to sell the LBASS and management intends to hold the security for a period of time sufficient to recover the amortized cost basis, the Company analyzes the present value of the discounted cash flows expected to be collected. If the present value of the discounted cash flows expected to be collected is less than the amortized cost, the security is considered other-than-temporarily impaired and the Company recognizes a realized capital loss for the difference between the present value of the discounted cash flows and the amortized cost. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For common and preferred stocks, the Company considers various factors, including whether the Company has the intent and ability to hold the stock for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the stock’s decline in fair value is other than temporary and the difference between the stock’s cost and fair value is recognized as a realized capital loss. A decision to sell stock for an amount below its cost would be an other than temporary decline and a realized capital loss is recorded. For stocks managed by a third-party, either the Company has contractually retained its decision making authority as it pertains to selling stocks that are in an unrealized loss position or it recognizes an unrealized loss at the end of the period through a charge to realized capital loss.

The Company’s portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for bonds, including LBASS) or cost (for stocks) is below internally established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential OTTI using all reasonably available information relevant to the collectibility or recovery of the security. Inherent in the Company’s evaluation of OTTI for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: (1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; (2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and (3) the length of time and extent to which the fair value has been less than amortized cost or cost.

Impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. OTTI adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell.

Due and accrued investment income is recorded as an asset, with three exceptions. Due and accrued investment income on mortgage loans in default, where interest is more than 180 days past due, is nonadmitted. Due and accrued investment income for investments other than mortgage loans, that is more than 90 days past due, is nonadmitted. In addition, due and accrued investment income that is determined to be uncollectible, regardless of its age, is written off in the period that determination is made. All due and accrued investment income was admitted as of December 31, 2020 and 2019.

Derivative financial instruments

Derivative financial instruments include foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. When derivatives meet specific criteria, they may be designated as accounting hedges, which means they may be accounted for and reported on in a manner that is consistent with the hedged asset or liability. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus. The determination of the AVR and IMR impact of realized capital gains and losses on derivatives is based on how the realized capital gains and losses of the underlying asset is reported. The Company’s accounting policy for the various types of derivative instruments is discussed further in Note 4.

Securities loaned

The Company’s business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in cash equivalents or short-term investments.

AVR and IMR

The Company establishes the AVR and IMR as promulgated by the NAIC. The AVR offsets potential credit-related investment losses and volatility in recorded changes in fair value measurements on all invested asset categories excluding cash, contract loans, premium notes, collateral notes and income receivables. The AVR calculation is formula-based and considers the prior year reserve balance, the current year’s realized credit-related (default) and equity capital gains and losses, net of capital gains tax, and the current year’s unrealized capital gains and losses, net of deferred taxes thereon, applicable to the invested asset categories that are grouped within the default and equity components. The default component includes long-term bonds, preferred stocks, short-term bonds, derivatives and mortgage loans. The equity component includes common stocks, real estate and other invested assets. Other invested assets consist of investments in joint ventures, partnerships, limited liability companies, low income housing tax credit property investments, collateral loans and surplus notes. The undistributed earnings or losses from investments in joint ventures, partnerships and limited liability companies are reported as changes in unrealized capital gains and losses and included in the AVR. Cash distributions received from investments in joint ventures, partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed, whereas, any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment. Realized and unrealized capital gains increase the AVR and realized and unrealized capital losses decrease the AVR. The Company’s total AVR is generally limited to a maximum amount of credit-related reserve that is calculated using a set of factors applied to the admitted asset values of the various invested asset categories. Total AVR in one sub-component of either the default or equity component that is in excess of the maximum reserve must be transferred to the “sister” sub-component if that sub-component’s total AVR is below its maximum reserve. If the total AVR in either of the combined default or equity component is in excess of the

11

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

combined maximum reserve, the Company may transfer the excess to the other component if that component’s total AVR is below its maximum reserve, or the excess reserve may be released to unassigned surplus. In general, decreases in the Company’s total invested assets portfolio will decrease the total AVR and increases will increase the total AVR.

The IMR captures the realized capital gains and losses that result from changes in the overall level of interest rates and amortizes them into investment income over the approximate remaining life of the investments sold. The IMR includes all realized capital gains and losses, net of capital gains tax thereon, due to interest rate changes on fixed income investments, mortgage loans and derivatives, and excludes credit-related realized capital gains and losses on default component invested assets, realized capital gains and losses on equity investments and unrealized capital gains and losses.    After a realized capital gain or loss has been identified as interest-related and an expected maturity date has been determined, a company may select either a grouped method or seriatim method for calculating the IMR amortization. The Company has elected to use the grouped method in calculating its IMR amortization. The total IMR is calculated by adding the current year’s interest-related capital gains and losses, net of capital gains tax, to the prior year reserve and subtracting the current year’s amortization released to the Statements of Operations. A negative IMR is reported as a nonadmitted asset. Make whole fees and prepayment penalties are recorded as investment income and not included in the IMR.

Off-balance-sheet financial instruments

Commitments to invest, commitments to purchase private placement securities and commitments to extend loans have off-balance-sheet risk because their contractual amounts are not recorded in the Company’s Statements of Financial Position. The details of the off-balance-sheet commitments are discussed further in Note 4.

Premiums and annuity considerations

Annual premiums for most traditional life insurance policies are recognized as revenue on the policy anniversary date. Premiums, based on modal payment, for accident and health insurance and certain immaterial traditional life insurance policies are recognized as revenue when due. Considerations received for supplementary contracts with life contingencies are recognized as revenue when due. Premiums for all single and flexible premium life insurance and annuity products are recognized as revenue when collected. Considerations received on deposit-type funds, which do not contain any life contingencies, are recorded directly to the related reserve liability. Premiums written and not yet collected from policyholders are shown as a receivable, with balances older than 90 days nonadmitted.

Reserves for policy benefits

The Company adopted Principles Based Reserving which are computed actuarially according to New York Regulation 213 with interest, mortality and other assumptions applied in compliance with statutory regulations, for the following policies:

Certain guaranteed term policies issued on or after May 13, 2019, and all guaranteed term policies issued on or after October 1, 2019

Certain universal life and whole life policies issued on or after October 1, 2019

All remaining life policies issued on or after January 1, 2020

Policy benefit reserves for traditional and flexible premium life insurance policies, excluding the above policies, are computed actuarially according to the Commissioners’ Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners’ Annuity Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for MGA products are calculated according to New York Regulation 127 with interest and mortality assumptions in compliance with statutory regulations.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of contractholders, less surrenders and withdrawals that represent a return to the contractholder. For deposit-type funds with no cash values prior to maturity, reserves are present values of contractual payments with interest assumptions in compliance with statutory regulations. Tabular interest on deposit-type funds is calculated as the prescribed valuation interest rate times the mean amount of funds subject to such rate held at the beginning and end of the year of valuation.

Policy benefit reserves for accident and health insurance products include claim reserves, contract reserves and unearned premiums, if applicable. Claim reserves, including incurred but not reported claims, represent management’s estimate of the ultimate liability associated with unpaid policy claims, based primarily upon analysis of past experience. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in the Statements of Operations when additional information becomes known.

On traditional life insurance contracts, the Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not contracted in excess of the reserve as legally computed. For life contracts, the cost of additional mortality for each policy is assumed to equal the additional premium charged for that policy period and is reserved accordingly. Additional premiums are collected for policies issued on substandard lives. Reserves are held in a manner consistent with traditional policies. For annuity contracts issued as substandard, reserves are calculated according to Title 11 of the New York Codes, Rules and Regulations Section 99.6(i).

Tabular interest, tabular less actual reserves released and tabular cost are determined by formula as described in the APPM. Tabular interest for contracts not involving life contingencies represents the net amount credited taking into account increments of premiums and annuity considerations and decrements of benefits, withdrawals, loads and policy charges.

12

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Reinsurance

The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

The amounts reported in the Statements of Financial Position as amounts recoverable from reinsurers include amounts billed to reinsurers for losses paid. Contract claims are reported net of reinsurance recoverables on unpaid losses, which represent estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract and in accordance with the coverage, terms and conditions of the reinsurance agreement. Reinsurance does not extinguish the Company’s primary liability under the policies written. Reinsurance recoverable balances that are current and from authorized reinsurers are reported as admitted assets. Reinsurance recoverable balances from unauthorized reinsurers require collateral at least equal to the amount recoverable, or the recoverable balance is nonadmitted. All reinsurance recoverable balances that are 90 days past due are nonadmitted. If it is probable that reinsurance recoverables on paid or unpaid claim or benefit payments are uncollectible, these amounts are written off through a charge to the Statements of Operations.

Income taxes

The income tax provision is calculated under the liability method. DTAs and deferred tax liabilities (“DTLs”) are recorded based on the difference between the statutory financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes also arise from net unrealized capital losses on certain investments carried at fair value. The net change in DTAs and DTLs is applied directly to unassigned surplus. The nonadmitted portion of gross DTAs is determined by applying the rules prescribed by SSAP No. 101, Income Taxes (“SSAP No. 101”).

The application of SSAP No. 101 requires the Company to evaluate the recoverability of DTAs and to establish a statutory valuation allowance adjustment (“valuation allowance”) if necessary to reduce the DTA to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the DTAs and DTLs; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the DTAs; and (7) any tax planning strategies that the Company would employ to avoid an operating loss or tax credit carryforward from expiring unused. Although the realization is not assured, management believes it is more likely than not that the DTAs, net of valuation allowance, will be realized.

Separate Accounts

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders’ claims to the related assets and are carried at the fair value of the assets. In the event the asset values of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Reserves for guarantees provided by the Company are included in the Company’s General Account.

The Company holds reserves for variable annuity contracts and variable life policies at less than the fund balances carried in the Separate Accounts. The difference between the reserves and the fund balances of the Separate Accounts is transferred from the Separate Accounts to the General Account, and the variable annuity portion is subsequently reinsured via a modified coinsurance agreement. Premiums, contract benefits, reserve transfers, policy loans and policyholder charges are also transferred from the Separate Accounts to the General Account.

Separate Accounts premium deposits, benefit expenses and contract charges for mortality risk, contract and policy administration are recorded by the Company and reflected in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support variable annuity contracts and variable life policies accrue directly to the contractholders and, therefore, are not included in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support MGA contracts accrue to the Company. Gains or losses from the MGA business, net of reinsurance, are included in net transfers to or (from) Separate Accounts in the Statements of Operations.

13

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value as of December 31:

(in thousands)
2020	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,562,629	$460,008	$(3,731)	$4,018,906
U.S. special revenue	299,084	102,112	-	401,196
U.S. governments	176,118	5,122	-	181,240
U.S. political subdivisions	98,764	27,351	-	126,115
States, territories and possessions	37,697	22,592	-	60,289
Hybrid securities	748	95	-	843
SVO-identified investments	-	-	-	-
All other governments	-	-	-	-

Total bonds	$4,175,040	$617,280	$(3,731)	$4,788,589

2019	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,268,294	$270,761	$(2,487)	$3,536,568
U.S. special revenue	338,850	87,778	-	426,628
U.S. governments	137,972	7,113	-	145,085
U.S. political subdivisions	100,125	22,886	-	123,011
States, territories and possessions	37,715	17,756	-	55,471
Hybrid securities	248	45	-	293
SVO-identified investments	106,624	-	-	106,624
All other governments	7,011	68	-	7,079

Total bonds	$3,996,839	$406,407	$(2,487)	$4,400,759

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position as of December 31.

(in thousands)
	2020
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$136,122	$(2,602)	$20,134	$(982)	$(3,584)
LBASS	7,064	(162)	-	-	(162)
Common stocks	489	(771)	-	-	(771)
Preferred stocks	-	-	422	(78)	(78)

Total	$143,675	$(3,535)	$20,556	$(1,060)	$(4,595)

	2019
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$84,150	$(544)	$52,233	$(1,986)	$(2,530)
LBASS	34	-	6	-	-
Common stocks	1,258	(219)	-	-	(219)
Preferred stocks	-	-	473	(27)	(27)

Total	$85,442	$(763)	$52,712	$(2,013)	$(2,776)

14

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of December 31, 2020.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(1,883)	$(1,607)	$(3,490)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(256)	(256)

Total unrealized losses	$(1,883)	$(1,863)	$(3,746)

(1)	Below investment grade bonds included $881 thousand that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

Unrealized losses on common and preferred stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

As of December 31, 2020, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of December 31, 2020, the Company had the intent and ability to hold LBASS, common and preferred stocks with unrealized losses for a period of time sufficient for them to recover.

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of December 31, 2020:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$314,494	$322,030
Due after one year through five years	1,241,651	1,335,742
Due after five years through ten years	1,648,353	1,859,527
Due after ten years	1,032,213	1,333,037

Total	$4,236,711	$4,850,336

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

15

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Year-ended December 31, 2020	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$17,406	$5,075	$12,331
Preferred stocks	1	122	(121)
Common stocks	6,277	20,717	(14,440)
Cash and cash equivalents	9	204	(195)
Short-term investments	3	-	3
Derivatives	903	623	280
Mortgage loans	-	4,266	(4,266)
Other invested assets	-	5,999	(5,999)

	$24,599	$37,006	(12,407)

Capital loss tax benefit			2,605
Transferred to IMR			(7,290)

Total			$(17,092)

Year-ended December 31, 2019	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$5,459	$3,316	$2,143
Preferred stocks	13	16	(3)
Common stocks	16,329	2,611	13,718
Cash and cash equivalents	22	52	(30)
Short-term investments	-	-	-
Derivatives	493	227	266
Mortgage loans	-	-	-
Other invested assets	2,939	191	2,748

	$25,255	$6,413	18,842

Capital gain tax expense			(3,957)
Transferred to IMR			(2,033)

Total			$12,852

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $494 million and $202 million in 2020 and 2019, respectively. Gross gains of $16 million and $5 million and gross losses of $4 million and $2 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs during 2020 and 2019, respectively. In addition, the Company recorded $17 million and $2 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships in 2020 and 2019, respectively.

Municipal bonds

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company’s portfolio as of December 31:

(% of total municipal bond statement value)
	2020	2019
California	34.4%	31.8%
Oregon	12.3	10.8
Texas	11.4	11.4
Illinois	8.3	7.7

Mortgage loans on real estate

The minimum and maximum lending rates for new mortgage loans in 2020 and 2019 were 3.35% and 4.21%, and 3.20% and 4.68%, respectively. All new mortgage loans were commercial.

For loans acquired during 2020 and 2019, the maximum percentage of any one loan to the value of the property at the time of the loan was 71.6% and 73.1%, respectively.

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $617 million and $719 million as of December 31, 2020 and 2019, respectively.

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable the Company will not collect the contractual principal and interest. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

16

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment and represents the amount of estimated cash flow from the property available to the borrower to meet principal and interest payment obligations. The ratio estimates are updated annually or more frequently if conditions are warranted based on the Company’s credit monitoring process.

The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by the debt service coverage ratio distribution as of December 31:

(in thousands)	2020			2019
Debt Service Coverage Ratio Distribution	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total
Below 1.0	$-	$-	$-	$-	$-	$-
1.0 - 1.25	72,280	-	72,280	48,858	-	48,858
1.26 - 1.50	178,222	-	178,222	211,949	-	211,949
Above 1.50	337,618	28,440	366,058	429,675	28,419	458,094

Total non-impaired mortgage loans	$588,120	$28,440	$616,560	$690,482	$28,419	$718,901

The Company’s mortgage loan portfolio is substantially all non-recourse to the borrower and collateralized by a variety of commercial real estate property types located throughout the United States. The following table shows the principal geographic distribution of commercial real estate exceeding 5% of the mortgage loan portfolio as of December 31:

(% of mortgage loan portfolio carrying value)	2020	2019
Texas	23.9%	20.3%
California	16.2	16.3
North Carolina	9.5	8.3
Utah	6.2	5.4
New Jersey	3.5	5.0
Nevada	2.9	6.0
Illinois	2.0	5.6

The types of properties collateralizing the commercial mortgage loan portfolio as of December 31 were as follows:

(% of mortgage loan portfolio carrying value)	2020	2019
Apartment complexes	30.9%	29.8%
Office buildings	27.8	26.3
Retail	16.3	15.2
Warehouse	13.5	16.8
Other	11.5	11.9

Total	100.0%	100.0%

17

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Loan-backed securities

The Company held LBASS as of December 31, 2020 and 2019. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2020			2019
	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	70	1	86	-	-	-

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	2,177	266	2,017	2,832	169	1,950

OTTI recognized 3rd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	1,928	23	1,905	-	-	-

OTTI recognized 4th Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	$-	-	-	$-	-	-

Annual Aggregate Total		$290			$169

The following table presents the percent of statement value of the Company’s LBASS portfolio that is comprised of asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) as of December 31:

	2020	2019
ABS	95%	86%
RMBS	5	12
CMBS	-	2

Total	100%	100%

Ninety-eight percent and all of the ABS had an NAIC designation of 1 or 2 as of December 31, 2020 and 2019, respectively. The majority were backed by lease transactions and credit tenant loans as of December 31, 2020 and 2019.

All of the RMBS had an NAIC designation of 1 or 2 as of December 31, 2020 and 2019.

The company did not own CMBS as of December 31, 2020. Four percent of the CMBS had an NAIC designation of 1 as of December 31, 2019.

The following LBASS were other-than-temporarily impaired at the end of each quarter presented, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
22545DAG2	$70	$69	$1	$69	$86	03/31/2020
46628FAN1	2,177	1,911	266	1,911	2,017	06/30/2020
46628FAN1	1,927	1,904	23	1,904	1,905	09/30/2020

Total			$290

46628FAN1	$2,832	$2,663	$169	$2,663	$1,950	06/30/2019

Total			$169

18

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Securities lending transactions

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral as a liability.

All collateral is received in the form of cash, unrestricted and maintained in a separate custody account. Collateral is invested in cash equivalents or short-term investments during the agreement period. The Company monitors the fair value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice. Substantially all of the Company’s securities loaned were placed with large banks.

The fair value of the Company’s cash collateral received in connection with its securities lending program was $76 million and $157 million as of December 31, 2020 and 2019, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program as of December 31:

(in thousands)	2020		2019
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$59,021	$59,021	$58,888	$58,889
30 days or less	-	-	99,349	99,336
91 to 120 days	18,094	18,093	-	-

Total collateral reinvested	$77,115	$77,114	$158,237	$158,225

The maturity dates of the liability (collateral to be returned) did not match the invested assets. The invested assets are short-term investments that can easily be liquidated on demand to match the liability. All the collateral the Company has accepted under its securities lending program is permitted, by contract or custom, to be sold or repledged.

Restricted assets

Restricted assets (including pledged) consisted of the following as of December 31:

($ in thousands)	2020
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$157,280	$(81,247)	$76,033	1.2%	1.2%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	3,254	35	3,289	0.1	0.1
On deposit with states	1,977	(11)	1,966	-	-
Collateral pledged for derivatives	259	386	645	-	-

Total restricted assets	$162,770	$(80,837)	$81,933	1.3%	1.3%

	2019
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$68,817	$88,463	$157,280	2.5%	2.5%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	5,292	(2,038)	3,254	0.1	0.1
On deposit with states	1,988	(11)	1,977	-	-
Collateral pledged for derivatives	61	198	259	-	-

Total restricted assets	$76,158	$86,612	$162,770	2.6%	2.6%

For letter stock or securities restricted as to sale excluding FHLB capital stock, the nature of restriction is contractual and it is restricted from sale for the duration of the investment.

19

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements as of December 31:

(in thousands)	2020
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$74,619	$74,619	1.3%	1.3%
Securities lending	1,414	1,414	-	-

Total collateral assets	$76,033	$76,033	1.3%	1.3%

	2019
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$156,889	$156,889	2.7%	2.7%
Securities lending	391	391	-	-

Total collateral assets	$157,280	$157,280	2.7%	2.7%

The Company’s obligations to return collateral assets (General Account) was $76 million and $157 million as of December 31, 2020 and 2019, respectively and accounted for 1.5% and 3.0% of the Company’s total liabilities as of December 31, 2020 and 2019, respectively.

Joint ventures, partnerships and limited liability companies

The Company recognized impairment write-downs on its investments in partnerships as follows. All impairment write-downs were identified during the Company’s normal ongoing portfolio monitoring process.

($ in thousands)	Number of Assets		Impairment Amount
Asset Description	2020	2019	2020	2019	Facts and Circumstances Leading to Impairment	How Fair Value Determined
Partnership	2	-	$6,066	$-	Decline in the fair value of the underlying investments deemed to be other-than-temporary	Assessment of market value of partnership’s investments

Prepayment penalty and acceleration fees

The following table provides the number of CUSIPs sold, redeemed or otherwise disposed of and the aggregate amount of investment income generated for bonds, including LBASS, sold, redeemed or otherwise disposed of as a result of a callable feature for the years ended December 31:

($ in thousands)	2020		2019
	General Account	Separate Account	General Account	Separate Account
Number of CUSIPs	113	1	129	3
Aggregate amount of investment income	$5,068	$-	$6,222	$120

4.	Fair Value Measurements

Fair value is defined, per SSAP No. 100R, Fair Value (“SSAP No. 100R”), as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company’s processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing

20

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position as of December 31:

(in thousands)	2020
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
SVO-identified investments	$-	$-	$-	$-	$-

Common stocks
Industrial and miscellaneous	193,156	4	1	6,124	199,285
Mutual funds	49,920	-	-	-	49,920

Total common stocks	243,076	4	1	6,124	249,205

Cash equivalents
Money market mutual funds	69,884	-	-	-	69,884

Derivative assets
Equity and index contracts	-	8,000	-	-	8,000
Foreign currency contracts	-	447	-	-	447
Interest rate contracts	-	-	22	-	22

Total derivative assets	-	8,447	22	-	8,469

Separate Accounts assets	286,750	120,815	16,197	-	423,762

Total assets at fair value	$599,710	$129,266	$16,220	$6,124	$751,320

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,411)	$-	$-	$(5,411)
Foreign currency contracts	-	(397)	-	-	(397)

Total derivative liabilities	-	(5,808)	-	-	(5,808)

Total liabilities at fair value	$-	$(5,808)	$-	$-	$(5,808)

21

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2019
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
SVO-identified investments	$106,624	$-	$-	$-	$106,624

Common stocks
Industrial and miscellaneous	117,896	-	5,893	671	124,460
Mutual funds	40,675	-	-	-	40,675

Total common stocks	158,571	-	5,893	671	165,135

Cash equivalents
Money market mutual funds	124,763	-	-	-	124,763

Derivative assets
Equity and index contracts	-	5,232	-	-	5,232
Foreign currency contracts	-	771	-	-	771
Interest rate contracts	-	-	44	-	44

Total derivative assets	-	6,003	44	-	6,047

Separate Accounts assets	265,546	123,964	15,125	-	404,635

Total assets at fair value	$655,504	$129,967	$21,062	$671	$807,204

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(2,833)	$-	$-	$(2,833)
Foreign currency contracts	-	(88)	-	-	(88)

Total derivative liabilities	-	(2,921)	-	-	(2,921)

Total liabilities at fair value	$-	$(2,921)	$-	$-	$(2,921)

Investments in certain common stock measured and reported at NAV in the Statements of Financial Position and presented in the table in Part A1 are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had $21 thousand of remaining commitments to invest in these investments over their remaining lives.

The Company consistently follows its policy for determining when transfers between levels are recognized. The policy about the timing of recognizing transfers into Level 3 is the same as that for recognizing transfers out of Level 3.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Common stocks - The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts - MGA products may be supported by corporate bonds, including those that are privately placed, RMBS, ABS and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

22

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Level 3 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)				Total gains	Total gains
Description	Beginning balance as of 01/01/2020	Transfers into Level 3	Transfers out of Level 3	and (losses) included in net income	and (losses) included in surplus
Common stocks
Industrial and miscellaneous	$5,893	$-	$(5,893)	$(61)	$-

Separate Accounts assets	15,125	-	-	8	(737)

Derivatives, net	44	-	-	(11)	3

Total assets and liabilities	$21,062	$-	$(5,893)	$(64)	$(734)

(continued) (in thousands)					Ending
Description	Purchases	Issuances	Sales	Settlements	balance as of 12/31/2020
Common stocks
Industrial and miscellaneous	$1,470	$-	$(1,408)	$-	$1

Separate Accounts assets	6,800	-	(4,805)	(194)	16,197

Derivatives, net	25	-	-	(39)	22

Total assets and liabilities	$8,295	$-	$(6,213)	$(233)	$16,220

(in thousands)				Total gains	Total gains
Description	Beginning balance as of 01/01/2019	Transfers into Level 3	Transfers out of Level 3	and (losses) included in net income	and (losses) included in surplus
Common stocks
Industrial and miscellaneous	$9,594	$-	$(16)	$5,680	$(2,655)

Separate Accounts assets	20,133	-	-	(14)	555

Derivatives, net	327	-	-	52	(216)

Total assets and liabilities	$30,054	$-	$(16)	$5,718	$(2,316)

(continued) (in thousands)					Ending
Description	Purchases	Issuances	Sales	Settlements	balance as of 12/31/2019
Perpetual preferred stocks
Industrial and miscellaneous	$-	$-	$-	$-	$-

Common stocks
Industrial and miscellaneous	582	-	(7,292)	-	5,893

Separate Accounts assets	4,600	-	-	(10,149)	15,125

Derivatives, net	18	-	-	(137)	44

Total assets and liabilities	$5,200	$-	$(7,292)	$(10,286)	$21,062

There were no transfers into Level 3 in 2020 or 2019. Transfers out of Level 3 during 2020 were the result of assets utilizing NAV as a practical expedient to determine fair value. Transfers out of Level 3 during 2019 included situations where the primary inputs to the valuation of a price quote were not market observable in the prior period and a fair value quote became available from the Company’s independent third-party

23

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

Presented below are the aggregate fair value estimates and admitted values of financial instruments as of December 31. The Company was able to estimate the fair value of all its financial instruments in 2020 and 2019.

Financial assets

(in thousands)	2020
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,719,036	$4,110,700	$102,167	$4,600,139	$16,730	$-
LBASS	69,553	64,340	-	59,466	10,087	-
Preferred stocks	2,236	1,796	-	590	-	1,646
Common stocks	249,205	249,205	243,076	4	1	6,124
Mortgage loans on real estate	644,725	616,560	-	-	644,725	-
Cash equivalents	109,063	109,062	92,383	16,680	-	-
Short-term investments	22,569	22,493	18,497	4,072	-
Derivatives	8,469	8,469	-	8,447	22	-
Other invested assets:
Unaffiliated surplus notes	10,300	7,591	-	10,300	-	-
Securities lending reinvested collateral	1,414	1,414	-	1,414	-	-
Separate Accounts	423,762	423,762	286,750	120,815	16,197	-

	2019
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,305,679	$3,908,132	$108,874	$4,157,945	$38,860	$-
LBASS	95,080	88,707	-	87,753	7,327	-
Preferred stocks	11,051	10,562	-	9,529	1,522	-
Common stocks	165,135	165,135	158,571	-	5,893	671
Mortgage loans on real estate	749,129	718,901	-	-	749,129	-
Cash equivalents	223,708	223,721	124,763	98,945	-	-
Short-term investments	-	-	-	-	-	-
Derivatives	6,047	6,047	-	6,003	44	-
Other invested assets:
Unaffiliated surplus notes	8,522	6,192	-	8,522	-	-
Securities lending reinvested collateral	391	391	-	391	-	-
Separate Accounts	404,635	404,635	265,546	123,964	15,125	-

The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on quoted prices or quoted net asset values for identical or similar assets in markets that are not active. The primary inputs to the valuation for redeemable preferred stocks in Level 2 include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads. The fair value of preferred stocks in Level 3 is based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Certain preferred stocks, which do not have readily determinable fair values, and are investments in investment companies are measured utilizing NAV as a practical expedient.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stock in Levels 2 and 3 is based on the valuation methods described earlier in this note. Certain unaffiliated private

24

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of short-term investments in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of cash equivalents and short-term investments in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments as of December 31:

(in thousands)	2020
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$385,058	$302,732	$-	$-	$385,058	$-
Securities lending collateral	76,033	76,033	-	76,033	-	-
Derivatives	5,808	5,808	-	5,808	-	-

	2019
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$391,518	$329,905	$-	$-	$391,518	$-
Securities lending collateral	157,280	157,280	-	157,280	-	-
Derivatives	2,921	2,921	-	2,921	-	-

The fair value of the liability for deposit-type contracts in Level 3 is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

Derivative financial instruments

Derivative financial instruments utilized by the Company during 2020 and 2019 included foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. The Company uses derivatives for risk reduction. Risk reduction activity is focused on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations and foreign currency fluctuations. All of the Company’s derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instrument on at least a quarterly basis. The Company does not use derivatives for speculative purposes.

25

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following tables summarize the notional amount, fair value and statement value of the Company’s derivative financial instruments, including those with off-balance-sheet risk as of December 31:

(in thousands)	2020
	Notional Amount		Fair Value		Statement Value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swaps	$7,184	$7,400	$447	$(397)	$447	$(397)
Futures	-	-	-	-	-	-
Options	56,697	43,597	8,022	(5,411)	8,022	(5,411)

Total	$63,881	$50,997	$8,469	$(5,808)	$8,469	$(5,808)

	2019
	Notional Amount		Fair Value		Statement Value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swaps	$15,079	$2,905	$771	$(88)	$771	$(88)
Futures	-	162	-	-	-	-
Options	54,718	40,995	5,276	(2,833)	5,276	(2,833)

Total	$69,797	$44,062	$6,047	$(2,921)	$6,047	$(2,921)

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements.

The following table summarizes the credit exposure on the Company’s outstanding over-the-counter contracts as of December 31:

(in thousands)	2020	2019
Swaps	$349	$696
Options	-	44

Total	$349	$740

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company’s senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Counterparty credit exposure represents the Company’s potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the statement value of over-the-counter derivative contracts with a positive statement value at the reporting date.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Swaps

Foreign currency forward contracts involve the future exchange or delivery of foreign currencies based on terms negotiated at the inception of the contract which are settled at the end of the contract. They are primarily used to reduce foreign currency risk associated with holding foreign currency denominated investments. Cash settlement is required when the contract matures. The amount of cash exchanged is based on the difference between the specified rate on the date the contract was entered into (contract rate) compared to the actual rate on the settlement date. On the settlement date, the Company will either pay or receive cash equal to the difference between the contract rate and the actual rate multiplied by the specified notional amount. The change in the fair value of open foreign currency forward contracts is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision, until closed (e.g. terminated or settled). If the contract was hedging coupon payments of a bond, any gains and losses at closing are reported in net investment income. If the contract was hedging the original principal of a bond or the bond the Company was hedging is sold, any gains and losses at closing are reported in realized capital gains or losses. These contracts receive non-hedge accounting treatment.

Futures

The Company utilizes equity index futures contracts. Futures contracts are defined as commitments to buy or sell designated financial instruments based on specified prices, yields or indices. Futures contracts provide returns at specified or optional dates based upon a specified index applied to a notional amount. The Company utilizes equity index futures contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. Daily cash settlement of variation margins is required for futures contracts and is based on the changes in daily prices. The final settlement of equity index futures contracts is always in cash. Daily cash settlements of margin gains or losses for futures contracts receiving fair value hedge accounting treatment are reported in net investment income. The daily cash settlements of margin gains and losses for futures contracts that receive non-hedge accounting treatment and have terminated are reported in net realized capital gains or losses. The daily cash settlements of margin gains and losses for open futures contracts that receive

26

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

non-hedge accounting treatment are reported as net unrealized capital gains and losses within unassigned surplus and used in the calculation of the AVR provision. Futures contracts receive either fair value hedge accounting or non-hedge accounting treatment, depending on the strategy.

Options

Interest rate cap agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. These agreements are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Typically a premium is paid to the counterparty at the inception of a contract. Cash is received based on the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to the notional amount. Premiums paid are reported as derivative assets. Periodic settlements received are reported as net investment income. The change in the fair value of open agreements is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision. If an agreement is terminated prior to its expiration date, gains or losses are reported in net realized capital gains or losses. For certain interest rate cap agreements whose premiums are payable in installments, the initial interest rate cap agreement asset is equal to the initial premium payment plus the sum of the remaining premium installments payable. Interest rate cap agreements receive non-hedge accounting treatment.

Index option contracts provide returns at specified or optional dates based on a specified equity index applied to the option’s notional amount. When the Company purchases and writes (sells) option contracts at specific prices, a premium is calculated for the right, but not the obligation, to buy/sell the value of an underlying index at a stated price on or before the expiration date of the option. The amount of premium calculated is based on the number of contracts purchased/sold, the specified price and the maturity date of the contract. Premiums are paid or received in cash at either the inception of the purchase/sale of the contract or throughout the life of the contract depending on the agreement with the counterparties and brokers. If the option is exercised, the Company receives/pays cash equal to the product of the number of contracts and the specified price in the contract (strike price). Purchased and written put and call index option contracts are cash settled upon exercise. If the options are not exercised, then no additional cash is exchanged when the contract expires. Premiums incurred when purchasing option contracts are reported as a derivative asset and premiums received when writing option contracts are reported as a derivative liability. Purchased and written option contracts used for replication purposes.

The Company purchases and writes option contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. The purchased and written option contracts are accounted for as fair value hedges. The change in the fair value of purchased/written option contracts is reported as net investment income, with an adjustment to derivative assets/liabilities. The gain or loss on the cash settled exercise of a purchased/written index option contract is reported in net investment income. If the purchased/written option contract expires without being exercised, the premiums paid/received are reported in net investment income and the corresponding asset/liability previously recorded is reversed. The Company entered into option contracts which required the payment/receipt of premiums at either the inception of the contract or throughout the life of the contract, depending on the agreement with counterparties and brokers.

In general, the collateral pledged by the Company is in the custody of a counterparty or an exchange. However, the Company has access to this collateral at any time, subject to replacement. For certain exchange traded derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2020 and 2019, the Company pledged securities with fair values of $400 thousand and $291 thousand, respectively, in the form of margin deposits.

The Company pledges or obtains collateral for over-the-counter derivative transactions when certain predetermined exposure limits are exceeded. As of December 31, 2020, counterparties pledged $360 thousand in cash collateral to the Company, and the Company pledged $270 thousand in cash to counterparties. As of December 31, 2019, counterparties pledged $831 thousand in cash collateral to the Company, and the Company did not pledge collateral to counterparties.

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments as of December 31 were as follows:

(in thousands)	2020	2019
Commitments to invest in limited partnership interests	$98,858	$127,514
Private placement commitments	21	15,000
Other loan commitments	-	13,000

The contractual amounts represent the amount at risk if the contract was fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business. Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments have either fixed or varying expiration dates or other termination clauses.

27

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

5.	Income Taxes

The components of the net DTA (DTL) were as follows as of December 31:

(in thousands)	2020			2019			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTAs	$112,866	$4,454	$117,320	$94,210	$2,415	$96,625	$18,656	$2,039	$20,695
Valuation allowance	-	-	-	-	-	-	-	-	-

Adjusted gross DTAs	$112,866	$4,454	$117,320	$94,210	$2,415	$96,625	$18,656	$2,039	$20,695
DTAs nonadmitted	35,190	-	35,190	17,801	-	17,801	17,389	-	17,389

Subtotal – net admitted DTA	$77,676	$4,454	$82,130	$76,409	$2,415	$78,824	$1,267	$2,039	$3,306
DTLs	47,343	2,027	49,370	47,970	1,256	49,226	(627)	771	144

Net admitted DTA/(net DTL)	$30,333	$2,427	$32,760	$28,439	$1,159	$29,598	$1,894	$1,268	$3,162

The amount of adjusted gross DTAs admitted under each component of SSAP No. 101 was as follows as of December 31:

(in thousands)	2020
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$2,427	$2,427
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	30,333	-	30,333
Adjusted gross DTAs expected to be realized following the balance sheet date	30,333	-	30,333
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	78,464
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,343	2,027	49,370

DTAs admitted as the result of application of SSAP No. 101, total	$77,676	$4,454	$82,130

	2019
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,159	$1,159
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	28,439	-	28,439
Adjusted gross DTAs expected to be realized following the balance sheet date	28,439	-	28,439
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	87,685
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,970	1,256	49,226

DTAs admitted as the result of application of SSAP No. 101, total	$76,409	$2,415	$78,824

	Change
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,268	$1,268
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	1,894	-	1,894
Adjusted gross DTAs expected to be realized following the balance sheet date	1,894	-	1,894
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	(9,221)
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	(627)	771	144

DTAs admitted as the result of application of SSAP No. 101, total	$1,267	$2,039	$3,306

The Company’s risk based capital level used to determine the amount of DTAs admitted was as follows as of December 31:

($ in thousands)	2020	2019
Ratio percentage used to determine recovery period and threshold limitation amount.	663.4%	685.9%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$610,808	$609,711

The impact of tax-planning strategies on adjusted gross and net admitted DTAs was as follows as of December 31:

($ in thousands)	2020		2019		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage.
Adjusted gross DTAs amount	$112,866	$4,454	$94,210	$2,415	$18,656	$2,039
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax-planning strategies	29.15%	-%	4.75%	-%	24.40%	-%
Net admitted adjusted gross DTAs amount	$77,676	$4,454	$76,409	$2,415	$1,267	$2,039
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax-planning strategies	12.95%	-%	4.04%	-%	8.91%	-%

The Company’s tax planning strategies does include the use of reinsurance.

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a policyholder surplus account. The balance in this account as of December 31, 2017 of $389 thousand will result in federal income taxes payable of $82 thousand. Pursuant to the Tax Cuts and Jobs Act of 2017 enacted December 22, 2017, this tax will be paid ratably over the next eight taxable years.

28

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The tax effects of temporary differences that gave rise to significant portions of DTAs and DTLs were as follows as of December 31:

(in thousands)	2020	2019	Change
DTAs
Ordinary
Policyholder reserves	$94,570	$74,121	$20,449
Investments	208	2,890	(2,682)
Deferred acquisition costs	17,245	16,361	884
Receivables – nonadmitted	818	813	5
Other	25	25	-

Subtotal	$112,866	$94,210	$18,656

Nonadmitted	$35,190	$17,801	$17,389

Admitted ordinary DTAs	$77,676	$76,409	$1,267

Capital
Investments	$4,388	$2,131	$2,257
Unrealized losses	66	284	(218)

Subtotal	$4,454	$2,415	$2,039

Admitted capital DTAs	$4,454	$2,415	$2,039

Admitted DTAs	$82,130	$78,824	$3,306

DTLs
Ordinary
Investments	$7,341	$3,856	$3,485
Policyholder reserves	13,128	15,759	(2,631)
Prepaid commissions	580	481	99
Other	2	3	(1)

Subtotal	$21,051	$20,099	$952

Capital
Unrealized gains	$28,319	$29,127	$(808)

DTLs	$49,370	$49,226	$144

Net DTAs/DTLs	$32,760	$29,598	$3,162

The change in net deferred income tax comprises the following as of December 31 (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	2020	2019	Change
Total DTAs	$117,320	$96,625	$20,695
Total DTLs	49,370	49,226	144

Net DTAs (DTLs)	$67,950	$47,399	20,551

Tax effect of unrealized gains (losses)			(590)

Change in net deferred income tax			19,961
Tax effect of nonadmitted assets			(5)
Adjustment of prior year tax liabilities			(81)

Change in net deferred income tax relating to the provision			$19,875

	2019	2018	Change
Total DTAs	$96,625	$90,373	$6,252
Total DTLs	49,226	68,833	(19,607)

Net DTAs (DTLs)	$47,399	$21,540	25,859

Tax effect of unrealized gains (losses)			3,399

Change in net deferred income tax			29,258
Tax effect of nonadmitted assets			455
Adjustment of prior year tax liabilities			1,788

Change in net deferred income tax relating to the provision			$31,501

29

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The provision for incurred income taxes for the years ended December 31, was:

(in thousands)	2020	2019	Change
Current Income Tax
Federal	$9,383	$26,390	$(17,007)
Federal income tax on net capital gains	(2,605)	3,957	(6,562)

Federal and foreign income taxes incurred	$6,778	$30,347	$(23,569)

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of December 31:

($ in thousands)	2020	Effective Tax Rate		2019	Effective Tax Rate
Provision computed at statutory rate	$(10,920)	21.0%	$	(336)	21.0	%
IMR amortization	(1,314)	2.5		(674)	42.1
Dividend received deduction	(234)	0.5		(238)	14.8
Non-deductibles	2	-		146	(9.1)
Tax credits	(28)	-		(32)	2.0
Prior year true-up	(146)	0.3		(30)	1.9
Other	(457)	0.9		10	(0.6)
Change in net deferred income taxes	19,875	(38.2)		31,501	(1,966.4)

Total statutory income taxes	$6,778	(13.0)%	$	30,347	(1,894.3)%

As of December 31, 2020, capital gain income taxes incurred by the Company in 2020, 2019 and 2018 of $2 million, $31 million and $9 million, respectively, will be available for recoupment in the event of future net capital losses.

The Company joins the Corporation and its 75 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Information Concerning Parent, Subsidiaries and Affiliates

Related party transactions

The Company reported the following as receivables from affiliates as of December 31:

(in thousands)	2020	2019
Allstate Financial Services, LLC (“AFS”)	$166	$191
Intramerica Life Insurance Company (“ILIC”)	94	5
Allstate Assurance Company	41	42
Corporation	1	-

Total	$302	$238

The Company also reported the following as payable to affiliates as of December 31:
(in thousands)	2020	2019
ALIC	$2,202	$1,844
AIC	1,373	1,332
Allstate Investments, LLC (“AILLC”)	750	817
American Heritage Life Insurance Company	348	481
Allstate Distributors, LLC	1	-
Corporation	-	6

Total	$4,674	$4,480

Intercompany receivable and payable balances are evaluated on an individual company basis. Net intercompany balances less than $1 million and those equal to or greater than $1 million are generally settled quarterly and monthly, respectively. Net intercompany balances with AFS are settled monthly regardless of dollar amount.

Related party commitments

Surety bonds issued by AIC

The Company issued structured settlement annuities (“SSAs”), a type of immediate annuity, in 2013 and prior at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC.

In most cases, these annuities were issued under a “qualified assignment”, whereby Allstate Assignment Company and prior to July 1, 2001 Allstate Settlement Corporation (“ASC”), both wholly owned subsidiaries of ALIC, purchased annuities from the Company. Effective March 22,

30

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

2013, the Company no longer offers SSAs. AIC issued surety bonds to indemnify the payment of structured settlement benefits assigned to ASC from both AIC and unaffiliated parties, and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to indemnify the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuity payments that are indemnified by ALIC or the surety bonds of AIC were $2.03 billion and 2.04 billion as of December 31, 2020 and 2019, respectively.

Significant related party agreements

The Company is a party to the New York Insurer Supplement to Amended and Restated Service and Expense Agreement (the “Agreement”) between the Corporation and certain of its affiliated insurance companies pursuant to which AIC provides access to a variety of services, including the utilization of shared bank accounts for cash collections and disbursements in certain situations. The Agreement provides for cost sharing and allocation of operating expense among the parties.

The Company is a party to the Investment Advisory Agreement and Amendment to Service Agreement with AILLC whereby AILLC provides investment management services.

The Company has a reinsurance agreement with ALIC, reinsuring various life and accidental death benefits on specified individual policy forms issued by the Company. Life policies are reinsured on a yearly renewable term basis.

The Company, ALIC and The Bank of New York (“BONY”) entered into the Credit for Reinsurance Trust Agreement (“Reinsurance Trust”) effective December 23, 2019, with ALIC as grantor, the Company as beneficiary and BONY as trustee. ALIC established the Reinsurance Trust under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114) for the benefit of the Company. The assets held under the Reinsurance Trust amounted to $1.56 billion and $1.45 billion as of December 31, 2020 and 2019, respectively.

The Company is a party to a federal income tax allocation agreement with the Corporation.

Subsidiaries, controlled or affiliated (“SCA”) and SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies loss tracking

The Company’s share of losses exceeded its reported investment for the following partnership as of December 31, 2020:

(in thousands)
Entity		Reporting Entity’s Share of Net Income (Loss)		Accumulated Share of Net Income (Losses)		Reporting Entity’s Share of Equity, Including Negative Equity	Guaranteed Obligation / Commitment for Financial Support (Yes/No)
Sunstone Partners II LP	$	(12)	$	(12)	$	(12)	Yes

7.	Company Benefit Plans

The Company utilizes the services of AIC employees. AIC and the Corporation provide various benefits, including defined benefit pension plans, certain health care and life insurance benefits for certain eligible employees, retired employees and employee-agents and participation in The Allstate 401(k) Savings Plan. The Company was allocated its share of the costs associated with these benefits in accordance with the Agreement. The Company’s allocated share of these benefits was $1 million and $2 million in 2020 and 2019, respectively. In addition, certain AIC employees also participate in a share-based payment plan, The Allstate Corporation 2019 Equity Incentive Plan that amended and restated the 2013 Equity Incentive Plan. Currently, awards of nonqualified stock options, restricted stock units, and performance stock awards are granted to certain employees of AIC. The Company is allocated expenses associated with the costs, determined at the individual participant level. The Company’s allocated share of these costs was $1 million in 2020 and 2019. Contractually, the Company’s obligations are limited to its share of the allocated service costs.

8.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of December 31, 2020 and 2019. All common shares had a par value of $25 per share.

31

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus as of December 31 were as follows:

(in thousands)		2020		2019
Nonadmitted assets	$	(39,085)	$	(21,672)
AVR		(137,711)		(145,134)
Net unrealized capital gains (losses) less capital gains tax		104,445		106,665

Dividend restrictions

The ability of the Company to pay dividends is generally dependent on business conditions, income, cash requirements, and other relevant factors. This amount is formula driven based on net income and capital and surplus, as well as the timing and amounts of dividends paid in the preceding twelve months as specified by New York insurance law. Any dividend must be paid out of unassigned surplus and cannot result in capital and surplus being less than the minimum amount required by law. Dividends are not cumulative. As of December 31, 2020, the Company cannot declare or pay dividends without the prior approval of the NYDFS because of its net loss from operations in 2020.

9.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

Guaranty fund assessments

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company’s policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile’s statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2020 and 2019, the Company had accrued $755 thousand and $762 thousand, respectively, for future guaranty fund assessments, and $757 thousand and $763 thousand, respectively, for the related premium tax offset expected to be received. The period over which assessments are expected to be paid varies. Premium tax offsets are realized on a straight-line basis over the period allowed by each individual state once the guaranty fund assessment has been paid. The Company did not recognize an impairment loss on the premium tax offsets in 2020 or 2019.

Reconciliations of assets recognized from paid and accrued premium tax offsets and policy surcharges were as follows:

(in thousands)			2020		2019
Assets recognized from paid and accrued premium tax offsets and policy surcharges as of prior year end		$	919	$	1,136

Decreases during the year:
Premium tax offset applied			6		224
Policy surcharges charged off			6		-

Increases during the year:
Policy surcharges collected/accrued			1		7

Assets recognized from paid and accrued premium tax offsets and policy surcharges as of current year end	$		908	$	919

32

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2020:

($ in thousands)
Discount rate applied		4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

		Guaranty fund assessment				Related assets
Name of the insolvency		Undiscounted		Discounted		Undiscounted		Discounted
American Network Insurance Company	$	2	$	1	$	1	$	1
Penn Treaty Network America Insurance Company		5		2		4		2

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	36	23-58	51	32	23-58	51
Penn Treaty Network America Insurance Company	40	40-59	52	36	40-59	52

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2019:

($ in thousands)
Discount rate applied		4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

		Guaranty fund assessment			Related assets
Name of the insolvency		Undiscounted		Discounted		Undiscounted		Discounted
American Network Insurance Company	$	2	$	1	$	1	$	1
Penn Treaty Network America Insurance Company		5		3		5		3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	36	23-59	52	32	23-59	52
Penn Treaty Network America Insurance Company	41	41-68	54	37	41-68	54

10.	Sale, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

Transfer and servicing of financial assets

The Company’s business activities included securities lending programs with third parties, mostly large banks. As of December 31, 2020 and 2019, bonds and common stocks within the General Account with fair values of $74 million and $152 million, respectively, were on loan under these agreements. The Company did not have securities lending transactions within the Separate Accounts as of December 31, 2020 or 2019. Securities lent were either specifically identified by the lending bank or segregated into a separate custody account.

11.	Reinsurance

The estimated amount of the aggregate reduction in surplus, for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than for nonpayment of premium or other similar credits, of termination of all reinsurance agreements, by either party, was $1 million as of December 31, 2020 and 2019.

33

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The effects of reinsurance on premiums and annuity considerations, and benefits for the years ended December 31 were as follows:

(in thousands)	2020	2019
Premiums and annuity considerations
Direct	$188,227	$220,163
Assumed	501	612
Ceded:
ALIC	(5,640)	(6,412)
Non-affiliates	(12,403)	(15,335)

Total ceded	(18,043)	(21,747)

Premiums and annuity considerations, net of reinsurance	$170,685	$199,028

(in thousands)	2020	2019
Benefits
Direct	$426,021	$498,431
Assumed	500	562
Ceded:
ALIC	(21,882)	(4,161)
Non-affiliates	(44,444)	(51,979)

Total ceded	(66,326)	(56,140)

Benefits, net of reinsurance	$360,195	$442,853

Reserve credits taken for all reinsurance agreements were $1.65 billion and $1.54 billion as of December 31, 2020 and 2019, respectively.

Reinsurance Agreement with ALIC

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain SSAs to its parent, ALIC. Under the terms of the agreement, if the fixed income book yield on the portion of the Company’s investment portfolio that supports SSAs’ liabilities falls below the average statutory rate, ALIC will pay a benefit. In return, the Company pays a premium to ALIC that is based on and varies with the aggregate statutory reserve balance of the SSAs. The Company paid premium related to the reinsurance treaty to ALIC of $3 million and $4 million in 2020 and 2019, respectively. The Company received benefits of $21 million and $2 million from ALIC in 2020 and 2019, respectively.

12.	Direct Premium Written/Produced by Managing General Agents/Third-Party Administrators (“TPAs”)

The aggregate amount of direct premiums written/produced by managing general agents/TPAs was $3 million and $5 million for the years ended December 31, 2020 and 2019, respectively, which was less than 5% of the Company’s surplus.

34

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

13.	Analysis of Annuity Actuarial Reserves and Deposit-Type Liabilities by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies were as follows as of December 31:

($ in thousands)		2020
		General Account		Separate Account with Guarantees		Separate Account Non- guaranteed		Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	2,935	$	142,758	$	-	$	145,693	3.1%
b. At book value less current surrender charge of 5% or more		1,862		-		-		1,862	-
c. At fair value		1,577		-		168,332		169,909	3.7

d. Total with market value adjustment or at fair value (total of a through c)		6,374		142,758		168,332		317,464	6.8
e. At book value without adjustment (minimal or no charge or adjustment)		922,403		3,107		-		925,510	19.8
(2) Not subject to discretionary withdrawal		3,429,666		-		5,519		3,435,185	73.4

(3) Total (gross: direct + assumed)		4,358,443		145,865		173,851		4,678,159	100.0%

(4) Reinsurance ceded		1,372,411		-		-		1,372,411

(5) Total (net)	$	2,986,032	$	145,865	$	173,851	$	3,305,748

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	1,274	$	-	$	-	$	1,274

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	29,507	$	-	$	-	$	29,507	8.3%
b. At book value less current surrender charge of 5% or more		1,115		-		-		1,115	0.3
c. At fair value		-		-		91,541		91,541	25.9

d. Total with market value adjustment or at fair value (total of a through c)		30,622		-		91,541		122,163	34.5
e. At book value without adjustment (minimal or no charge or adjustment)		214,187		-		-		214,187	60.6
(2) Not subject to discretionary withdrawal		15,278		-		1,872		17,150	4.9

(3) Total (gross: direct + assumed)		260,087		-		93,413		353,500	100.0%

(4) Reinsurance ceded		97,463		-		-		97,463

(5) Total (net) (3) – (4)	$	162,624	$	-	$	93,413	$	256,037

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	341	$	-	$	-	$	341

DEPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	-	$	-	$	-	$	-	-%
b. At book value less current surrender charge of 5% or more		-		-		-		-	-
c. At fair value		31		-		-		31	-

d. Total with market value adjustment or at fair value (total of a through c)		31		-		-		31	-
e. At book value without adjustment (minimal or no charge or adjustment)		11,944		-		-		11,944	3.8
(2) Not subject to discretionary withdrawal		302,683		-		-		302,683	96.2

(3) Total (gross: direct + assumed)		314,658		-		-		314,658	100.0%

(4) Reinsurance ceded		-		-		-		-

(5) Total (net) (3) – (4)	$	314,658	$	-	$	-	$	314,658

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	-	$	-	$	-	$	-

35

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

($ in thousands)		2019
		General Account		Separate Account with Guarantees		Separate Account Non- guaranteed		Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	2,785	$	149,321	$	-	$	152,106	3.4%
b. At book value less current surrender charge of 5% or more		1,430		-		-		1,430	-
c. At fair value		2,153		-		157,383		159,536	3.6

d. Total with market value adjustment or at fair value (total of a through c)		6,368		149,321		157,383		313,072	7.0
e. At book value without adjustment (minimal or no charge or adjustment)		977,893		2,883		-		980,776	21.9
(2) Not subject to discretionary withdrawal		3,182,323		-		4,546		3,186,869	71.1

(3) Total (gross: direct + assumed)		4,166,584		152,204		161,929		4,480,717	100.0%

(4) Reinsurance ceded		1,262,164		-		-		1,262,164

(5) Total (net) (3) – (4)	$	2,904,420	$	152,204	$	161,929	$	3,218,553

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	1,134	$	-	$	-	$	1,134

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	29,486	$	-	$	-	$	29,486	8.2%
b. At book value less current surrender charge of 5% or more		662		-		-		662	0.2
c. At fair value		-		-		86,114		86,114	24.0

d. Total with market value adjustment or at fair value (total of a through c)		30,148		-		86,114		116,262	32.4
e. At book value without adjustment (minimal or no charge or adjustment)		223,559		-		-		223,559	62.3
(2) Not subject to discretionary withdrawal		17,545		-		1,397		18,942	5.3

(3) Total (gross: direct + assumed)		271,252		-		87,511		358,763	100.0%

(4) Reinsurance ceded		98,186		-		-		98,186

(5) Total (net) (3) – (4)	$	173,066	$	-	$	87,511	$	260,577

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	258	$	-	$	-	$	258

DEPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	-	$	-	$	-	$	-	-%
b. At book value less current surrender charge of 5% or more		-		-		-		-	-
c. At fair value		42		-		-		42	-

d. Total with market value adjustment or at fair value (total of a through c)		42		-		-		42	-
e. At book value without adjustment (minimal or no charge or adjustment)		13,109		-		-		13,109	3.8
(2) Not subject to discretionary withdrawal		329,849		-		-		329,849	96.2

(3) Total (gross: direct + assumed)		343,000		-		-		343,000	100.0%

(4) Reinsurance ceded		-		-		-		-

(5) Total (net) (3) – (4)	$	343,000	$	-	$	-	$	343,000

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	-	$	-	$	-	$	-

36

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Reconciliation of total annuity actuarial reserves and deposit fund liabilities was as follows as of December 31:

(in thousands)	2020	2019
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$3,148,656	$3,077,486
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	314,658	343,000

Subtotal	3,463,314	3,420,486
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	413,129	401,644

Combined Total	$3,876,443	$3,822,130

14.	Analysis of Life Actuarial Reserves by Withdrawal Characteristics

Withdrawal characteristics of life actuarial reserves were as follows as of December 31:

(in thousands)
	2020
	Account Value	Cash Value	Reserve
General Account
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$140	$140
Universal life	407,335	404,903	416,992
Universal life with secondary guarantees	280,517	204,711	497,724
Indexed universal life with secondary guarantees	52,340	27,932	48,680
Variable universal life	1,803	1,113	2,183
Miscellaneous reserves	-	60,305	89,330
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	421,196
Accidental death benefits	XXX	XXX	84
Disability – Active lives	XXX	XXX	882
Disability – Disabled lives	XXX	XXX	17,136
Miscellaneous reserves	XXX	XXX	52,996

Total (gross: direct + assumed)	741,995	699,104	1,547,343
Reinsurance ceded	-	-	173,911

Total (net)	$741,995	$699,104	$1,373,432

Separate Account Nonguaranteed
Subject to discretionary withdrawal, surrender values, or policy loans:
Variable universal life	$19,201	$18,847	$18,918
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	-
Accidental death benefits	XXX	XXX	-
Disability – Active lives	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	-

Total (gross: direct + assumed)	19,201	18,847	18,918
Reinsurance ceded	-	-	-

Total (net)	$19,201	$18,847	$18,918

37

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)
	2019
	Account Value	Cash Value	Reserve
General Account
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$145	$145
Universal life	424,180	420,895	432,729
Universal life with secondary guarantees	263,915	184,035	483,104
Indexed universal life with secondary guarantees	43,845	21,389	43,431
Variable universal life	1,850	1,604	2,404
Miscellaneous reserves	-	56,715	83,223
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	414,986
Accidental death benefits	XXX	XXX	85
Disability – Active lives	XXX	XXX	765
Disability – Disabled lives	XXX	XXX	14,651
Miscellaneous reserves	XXX	XXX	54,819

Total (gross: direct + assumed)	733,790	684,783	1,530,342
Reinsurance ceded	-	-	180,001

Total (net) (3) – (4)	$733,790	$684,783	$1,350,341

Separate Account with Guarantees & Separate Account Nonguaranteed
Subject to discretionary withdrawal, surrender values, or policy loans:
Variable universal life	$15,769	$14,918	$15,477
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	-
Accidental death benefits	XXX	XXX	-
Disability – Active lives	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	-

Total (gross: direct + assumed)	15,769	14,918	15,477
Reinsurance ceded	-	-	-

Total (net) (3) – (4)	$15,769	$14,918	$15,477

(in thousands)
Reconciliation of total life actuarial reserves was as follows as of December 31:
		2020	2019
Life & Accident & Health Annual Statement:
Exhibit 5, Life Insurance Section, Total (net)		$1,303,405	$1,281,272
Exhibit 5, Accidental Death Benefits Section, Total (net)		84	85
Exhibit 5, Disability – Active Lives Section, Total (net)		882	764
Exhibit 5, Disability – Disabled Lives Section, Total (net)		17,043	14,560
Exhibit 5, Miscellaneous Reserves Section, Total (net)		52,018	53,660

Subtotal		1,373,432	1,350,341

Separate Accounts Annual Statement:
Exhibit 3, Line 0199999, Column 2		18,918	15,477

Combined total		$1,392,350	$1,365,818

15.	Premiums and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations, net of reinsurance, as of December 31 were as follows:

(in thousands)		2020				2019
Type		Gross		Net of Loading		Gross		Net of Loading
Ordinary new business	$	18	$	(4)	$	1,430	$	433
Ordinary renewal		23,447		28,960		22,720		29,329

Total	$	23,465	$	28,956	$	24,150	$	29,762

38

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

16.	Separate Accounts

The Company’s Separate Accounts were attributed to the following products/transactions as of December 31:

(in thousands)
	2020		2019
Product/transaction	Legally insulated assets	Separate Account Assets (Not legally insulated)	Legally insulated assets	Separate Account Assets (Not legally insulated)
Variable annuity contracts	$267,549	$-	$249,776	$-
Variable life policies	19,201	-	15,770	-
MGA	-	137,012	-	139,089

Total	$286,750	$137,012	$265,546	$139,089

Separate Accounts held by the Company are for variable annuity contracts, variable life policies and MGA contracts. The assets and liabilities of variable annuity contracts and variable life policies are recorded as assets and liabilities of the Separate Accounts and are legally insulated from the General Account, excluding any purchase payments or transfers directed by the contractholder to earn a fixed rate of return which are included in the Company’s General Account assets. The legal insulation of the Separate Accounts assets prevents such assets from being generally available to satisfy claims resulting from the General Account. Separate Accounts which contain variable annuity and variable life business are unit investment trusts and registered with the Securities and Exchange Commission (“SEC”). As of December 31, 2020 and 2019, all assets of the Separate Accounts that support the variable annuity and variable life business were legally insulated.

Variable annuity and variable life business allow the contractholder to accumulate funds within a variety of portfolios, at rates which depend upon the return achieved from the types of investments chosen. The net investment experience of the Separate Accounts is credited directly to the contractholder and can be favorable or unfavorable. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives and policies. Absent any contract provision wherein the Company provides a guarantee, the contractholders of the variable annuity and variable life products bear the investment risk that the Separate Account’s funds may not meet their stated investment objectives. Variable annuity and variable life business is included in the Nonguaranteed Separate Accounts column of the following tables.

The assets and liabilities of MGA contracts are also recorded as assets and liabilities of the Separate Accounts, however, they are not legally insulated from the General Account. MGA products are non-unitized products, most of which are not registered with the SEC. The Separate Account for MGA products provides the opportunity for the contractholder to invest in one or any combination of up to ten interest rate guarantee periods. Amounts withdrawn from the contract in excess of the free withdrawal amount are subject to market value adjustments. MGA business is included in the Nonindexed Guarantee Less than/equal to 4% or the Nonindexed Guarantees More than 4% column of the following tables.

Some of the Separate Account liabilities are guaranteed by the General Account. To compensate the General Account for the risk taken on variable annuity products, the Separate Accounts paid risk charges of $419 thousand and $559 thousand in 2020 and 2019, respectively. The amount paid by the General Account for Separate Account guarantees for variable annuity products was $121 thousand and $197 thousand in 2020 and 2019, respectively.

In connection with the disposal of the Company’s variable annuity business to Prudential Insurance Company of America (“Prudential”), there is a modified coinsurance reinsurance agreement under which the Separate Account assets and liabilities remain in the Company’s Statements of Financial Position, but the related results of operations are fully reinsured to Prudential and presented net of reinsurance in the Statements of Operations. In contrast, assets supporting General Account liabilities, including the future rights and obligations related to benefit guarantees and fixed rate of return fund investments, have been transferred to Prudential under the coinsurance reinsurance provisions. The reinsurance agreements do not contain limits or indemnifications with regard to the insurance risk transfer, and transferred all of the future risks and responsibilities for performance in the underlying variable annuity contracts to Prudential, including those related to benefit guarantees and fixed rate of return fund investments, in accordance with SSAP No. 61R. The Separate Accounts balances related to the modified coinsurance reinsurance were $267 million and $249 million as of December 31, 2020 and 2019, respectively. The General Account liability balances reinsured to Prudential under the coinsurance reinsurance were $161 million and $164 million as of December 31, 2020 and 2019, respectively, and consisted of the liabilities for fixed rate of return fund investments and benefit guarantees.

39

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Information regarding the Company’s Separate Accounts as of December 31 was as follows:

(in thousands)
	2020
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%	Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/20	$-	$-	$2,089	$2,089

Reserves as of December 31, 2020
For accounts with assets at:
Fair value	$145,865	$-	$286,182	$432,047
Amortized cost	-	-	-	-

Total reserves	$145,865	$-	$286,182	$432,047

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$142,758	$-	$-	$142,758
At book value without market value adjustment and with current surrender charge of 5% or more	-	-	-	-
At fair value	-	-	278,792	278,792
At book value without market value adjustment and with current surrender charge less than 5%	3,107	-	-	3,107

Subtotal	145,865	-	278,792	424,657
Not subject to discretionary withdrawal	-	-	7,390	7,390

Total	$145,865	$-	$286,182	$432,047

Reserves for asset default risk in lieu of AVR	N/A	N/A	N/A	N/A
	2019
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%	Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/19	$-	$-	$1,979	$1,979

Reserves as of December 31, 2019
For accounts with assets at:
Fair value	$152,204	$-	$264,917	$417,121
Amortized cost	-	-	-	-

Total reserves	$152,204	$-	$264,917	$417,121

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$149,321	$-	$-	$149,321
At book value without market value adjustment and with current surrender charge of 5% or more	-	-	-	-
At fair value	-	-	258,973	258,973
At book value without market value adjustment and with current surrender charge less than 5%	2,883	-	-	2,883

Subtotal	152,204	-	258,973	411,177
Not subject to discretionary withdrawal	-	-	5,944	5,944

Total	$152,204	$-	$264,917	$417,121

Reserves for asset default risk in lieu of AVR	N/A	N/A	N/A	N/A
Reconciliation of net transfers to or (from) the Separate Accounts for the years ended December 31 was as follows:
(in thousands)			2020	2019
Transfers as reported in the Summary of Operations of the Separate Accounts Statement
Transfers to Separate Accounts			$2,089	$1,979
Transfers from Separate Accounts			37,791	46,281

Net transfers to (from) Separate Accounts			(35,702)	(44,302)
Reconciling adjustments			-	-

Transfers as reported in the Statements of Operations			$(35,702)	$(44,302)

40

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

17.	Other Items

Balances reasonably possible to be uncollectible

Agents’ balances receivable are 100% nonadmitted after the establishment of a valuation allowance. The allowance balance for admitted agents’ balances receivable was $4 million as of December 31, 2020 and 2019.

Scottish Re (U.S.), Inc. (“SRUS”)

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner (the “Petition”).

ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. The Court has not yet ruled on either of these motions. In the interim, the Company and several other affected parties have been permitted to exercise certain setoff rights while the parties address any potential disputes. On June 30, 2020, pursuant to the Petition, SRUS submitted a proposed Plan of Rehabilitation (“Plan”) for consideration by the Court. On November 2, 2020, the Court issued a Third Amended Order to Show Cause scheduling a hearing on the Petition and Plan for May 25, 2021.

The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $49 thousand and net of nonadmitted recoverables for paid claims of $118 thousand, were $584 thousand as of December 31, 2020. The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $34 thousand and net of nonadmitted recoverables for paid claims of $15 thousand, were $443 thousand as of December 31, 2019. The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”)

The Coronavirus resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which have included the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing and restrictions on large group gatherings, have caused material disruption to businesses globally, resulting in increased unemployment, a recession and increased economic uncertainty. Additionally, there is no way of predicting with certainty how long the pandemic might last, including the potential for restrictions being restored or new restrictions being implemented that could result in further economic volatility.

The Coronavirus has affected the Company’s operations and depending on its length and severity may continue to significantly affect the Company’s results of operations, financial condition and liquidity, including sales of new and retention of existing policies, life insurance mortality and hospital and outpatient claim costs, annuity reserves, investment valuations and returns and increases in bad debt and credit risk.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers, including timing of vaccine distribution, to mitigate health risks create significant uncertainty. The Company will continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to the Company’s operations, but the effects could be material and may continue, emerge, evolve or accelerate into 2021.

Participating policies

For 2020 and 2019, the Company recognized premiums related to life participating policies of $6 thousand and $48 thousand, respectively. In both 2020 and 2019, these amounts represented less than one-half of one percent of total life premiums and annuity considerations earned. The Company uses accrual accounting to record policyholder dividends on participating policies. The Company paid dividends of $31 thousand and $43 thousand in 2020 and 2019, respectively, to participating policyholders and did not allocate additional income. All of the Company’s accident and health contracts were nonparticipating as of December 31, 2020 and 2019.

Amount of insurance for gross premium less than net premiums

As of December 31, 2020 and 2019, the Company had $1.73 billion and $1.85 billion, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standards of valuation set by the State of New York. Reserves to cover the above insurance totaled $50 million and $52 million as of December 31, 2020 and 2019, respectively.

41

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Other reserve changes for life and annuity contracts

In 2020, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $96 million. Other reserve changes in 2020 were as follows:

(in thousands)
		Ordinary
Item	Total	Life Insurance	Individual Annuities
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$(19,482)	$(19,482)	$-
Asset adequacy reserve	115,000	-	115,000

Total	$95,518	$(19,482)	$115,000

In 2019, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $52 million. Other reserve changes in 2019 were as follows:
(in thousands)
		Ordinary
Item	Total	Life Insurance	Individual Annuities
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$51,523	$51,523	$-

Total	$51,523	$51,523	$-

18.	Events Subsequent

On January 26, 2021, AIC and Allstate Financial Insurance Holdings Corporation (“AFIHC”) entered into a Stock Purchase Agreement with Everlake US Holdings Company (formerly Antelope US Holdings Company), an affiliate of an investment fund associated with The Blackstone Group Inc. to sell ALIC and certain affiliates, excluding the Company, for approximately $2.8 billion in cash. The transaction is expected to close in the second half of 2021 subject to regulatory approvals and other customary closing conditions.

On March 29, 2021, ALIC, AIC, AFIHC and AIH entered into a definitive Stock Purchase agreement (the “Purchase Agreement”) with Wilton Reassurance Company, an insurance company organized under the laws of the State of Minnesota, to sell the Company and ILIC, a wholly owned subsidiary of AFIHC for approximately $220 million in cash. Under the terms of the Purchase Agreement, prior to the consummation of the sale of the Company, AIH or another affiliate will contribute to the Company approximately $660 million in cash. The transaction is expected to close in the second half of 2021 subject to regulatory approvals and other customary closing conditions.

Prior to the closing of the above sales transactions, ALIC and certain affiliates will consummate certain pre-sale restructuring and reinsurance transactions (the “Pre-Sale Transactions”) to, among other things, transfer certain out-of-scope assets and businesses, through reinsurance or otherwise, from ALNY to AIC or other affiliates, and terminate or amend certain existing reinsurance arrangements between ALIC and the Company. The consummation of the above transactions (including the Pre-Sale Transactions) will result in the satisfaction of the conditions to ALIC’s sale that relate to the Company.

An evaluation of subsequent events was made through May 19, 2021, the date the audited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the statutory-basis financial statements.

* * * * * *

42

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2019 AND 2018

(in thousands except par value and number of shares)	2019	2018
ADMITTED ASSETS
Bonds (fair value: $4,400,759 and $4,396,476)	$3,996,839	$4,242,823
Preferred stocks (fair value: $11,051 and $10,964)	10,562	10,542
Common stocks (cost: $123,957 and $144,495)	165,135	163,393
Mortgage loans on real estate	718,901	676,175
Cash, cash equivalents and short-term investments	220,888	80,702
Contract loans	38,563	39,293
Derivatives	6,047	1,628
Other invested assets	385,644	384,070
Receivables for securities	150,125	836
Securities lending reinvested collateral assets	391	1,721

Subtotals, cash and invested assets	5,693,095	5,601,183

Investment income due and accrued	45,804	49,100
Premiums and considerations	30,605	30,027
Reinsurance recoverables and other reinsurance receivables	1,547	1,289
Current federal and foreign income tax recoverable and interest thereon	-	4,403
Net deferred tax asset	29,598	21,540
Guaranty funds receivable or on deposit	919	1,136
Advanced benefits	5,900	5,394
Other assets	3,707	3,088
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	404,635	399,536

Total	$6,215,810	$6,116,696

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,446,313	$4,454,250
Liability for deposit-type contracts	343,000	370,770
Contract claims	28,197	23,169
Interest maintenance reserve	12,481	13,659
Commissions to agents due or accrued	1,784	2,135
Transfers to Separate Accounts due or accrued (net)	12,822	(1,604)
Taxes, licenses and fees due or accrued, excluding federal income taxes	930	915
Current federal and foreign income taxes	28,056	-
Asset valuation reserve	145,134	122,319
Payable to parent, subsidiaries and affiliates	4,480	5,504
Payable for securities lending	157,280	68,817
Reserve for uncashed checks	5,832	4,903
Other liabilities	10,699	7,849
From Separate Accounts Statement	404,635	399,536

Total liabilities	5,601,643	5,472,222

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	480,414	510,721

Total capital and surplus	614,167	644,474

Total	$6,215,810	$6,116,696

See notes to statutory-basis financial statements.

1

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2019	2018
Premiums and annuity considerations for life and accident and health contracts	$199,028	$196,364
Net investment income	258,104	284,063
Amortization of interest maintenance reserve	3,211	5,818
Commissions and expense allowances on reinsurance ceded	2,559	2,686
Reserve adjustments on reinsurance ceded	(28,355)	(33,699)
Miscellaneous income	1,153	3,528

Total	435,700	458,760

Death benefits	72,782	73,745
Annuity benefits	171,567	186,516
Disability benefits and benefits under accident and health contracts	39,191	27,776
Surrender benefits and withdrawals for life contracts	140,144	165,163
Interest and adjustments on contracts or deposit-type contract funds	19,051	20,770
Increase (decrease) in aggregate reserves for life and accident and health contracts	(7,937)	(89,973)
Commissions on premiums, annuity considerations, and deposit-type contract funds	19,903	22,764
General insurance expenses	38,408	39,528
Insurance taxes, licenses and fees, excluding federal income taxes	7,845	9,239
(Increase) decrease in loading on deferred and uncollected premiums	(1,420)	(76)
Net transfers to or (from) Separate Accounts net of reinsurance	(44,302)	(66,472)
Other expenses	912	872

Total	456,144	389,852

Net gain (loss) from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	(20,444)	68,908

Federal and foreign income taxes incurred (excluding tax on capital gains)	26,390	5,320

Net gain (loss) from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	(46,834)	63,588

Net realized capital gains (losses) less capital gains tax of $3,416 and $1,164	12,852	4,380

Net income (loss)	$(33,982)	$67,968

See notes to statutory-basis financial statements.

2

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2019	2018
Capital and surplus, December 31, prior year	$644,474	$603,058
Net income (loss)	(33,982)	67,968
Change in net unrealized capital gains (losses)	16,484	(22,448)
Change in net unrealized foreign exchange capital gains (losses)	(3,698)	44
Change in net deferred income tax	29,258	(5,197)
Change in nonadmitted assets	(15,554)	(85)
Change in asset valuation reserve	(22,815)	1,134

Capital and surplus, December 31, current year	$614,167	$644,474

See notes to statutory-basis financial statements.

3

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
Cash from operations	2019	2018
Premiums collected net of reinsurance	$198,038	$195,896
Net investment income	235,155	247,056
Miscellaneous income	2,510	6,171

Total	435,703	449,123

Benefits and loss related payments	446,455	490,187
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(58,728)	(27,413)
Commissions, expenses paid and aggregate write-ins for deductions	66,399	73,897
Dividends paid to policyholders	42	123
Federal and foreign income taxes paid (recovered)	(2,112)	11,042

Total	452,056	547,836

Net cash from operations	(16,353)	(98,713)

Cash from investments
Proceeds from investments sold, matured or repaid	858,339	870,712
Cost of investments acquired (long-term only)	747,739	732,634
Net increase or (decrease) in contract loans and premium notes	(791)	(213)

Net cash from investments	111,391	138,291

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(46,793)	(49,362)
Other cash provided (applied)	91,941	12,776

Net cash from financing and miscellaneous sources	45,148	(36,586)

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	140,186	2,992
Cash, cash equivalents and short-term investments, beginning of year	80,702	77,710

Cash, cash equivalents and short-term investments, end of period	$220,888	$80,702

Supplemental disclosures for non-cash transactions
Change in receivable for securities sold	$149,288	$2,579
Portfolio investments exchanged	86,650	66,023
Mortgage loans refinanced	8,388	10,927
Reinvestment of non-cash distributions from other invested assets	3,395	4,799
Income from other invested assets	929	11,505
Change in payable for securities acquired	712	-
Stock dividends received	37	2,020
Stock distributions a return of capital	4	-

See notes to statutory-basis financial statements.

4

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company distributes its products through Allstate exclusive agencies and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force fixed annuities such as deferred and immediate annuities. The Company also previously offered variable annuities, all of which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.
The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the State of New York as of December 31 is shown below:

(in thousands)
	2019	2018
Net Income
The Company’s state basis	$(33,982)	$67,968

State prescribed practices that increase/(decrease) NAIC SAP:
Premiums	(11)	(111)
Commissions and expense allowances on reinsurance ceded	2	(60)
Increase in loading on deferred and uncollected premium	(333)	(423)
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$(33,640)	$68,562

Surplus
The Company’s state basis	$614,167	$644,474

State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(10,418)	(9,751)
Aggregate write-ins (Reinsurance balances recoverable)	2,904	2,579
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$621,681	$651,646

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

5

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Accounting practices and procedures of the NAIC as prescribed or permitted by the NYDFS comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“GAAP”). The more significant differences relevant to the Company are as follows:

•

Bonds, excluding Securities Valuation Office (“SVO”)-identified investments, are stated at amortized cost, or lower of amortized cost or fair value, or recovery value, while under GAAP, they are generally carried at fair value or recovery value depending on the reason for the other-than-temporary impairment (“OTTI”) as discussed below.

•	Preferred stocks are valued as prescribed by the SVO, while under GAAP, they are reported at fair value.

•

Under the APPM, unaffiliated common stocks are reported at fair value and changes in fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus. Under GAAP, equity investments, including common stocks and limited partnership interests not accounted for under the equity method of accounting (“EMA”) or that do not result in consolidation, are measured at fair value with changes in fair value recognized in net income.

•

Certain investments in partnerships and limited liability companies under GAAP are recorded at fair value. Per the APPM, these investments require EMA to be used. EMA on a statutory basis, in conjunction with asset valuation reserve (“AVR”) recognition requirements as discussed below, recognizes the earnings of the investment in surplus with only the portion distributed recorded in investment income, while GAAP recognizes all earnings, both distributed and undistributed in investment income. Investments in partnerships and limited liability companies are required to have audited GAAP financial statements or audited U.S. tax-basis financial statements to be admitted. For investments in non-U.S. partnerships and limited liability companies for which audited GAAP or International Financial Reporting Standards financial statements are not available, admission requires using certain audited financial statements prepared using foreign generally accepted accounting principles with an audited reconciliation to GAAP.

•	Realized investment capital gains or losses are reported net of related income taxes, while under GAAP, such gains or losses are reported gross of tax.

•	Under both GAAP and the APPM, the Company is required to identify securities with OTTI and to recognize an impairment loss.

GAAP and the APPM have different requirements for bonds other than loan-backed and structured securities (“LBASS”), and LBASS with OTTI depending if it is credit related or intent related. Credit related OTTI results from an assessment that the entire cost basis is not expected to be recovered. Intent related OTTI results when there is a decision to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis.

Under GAAP, for credit related OTTI, bonds other than LBASS are written down to expected recovery value. Recovery value is determined by calculating the present value of the future cash flows at the security’s original or current effective rate. Under the APPM, for credit related OTTI, bonds other than LBASS, are written down to fair value. Under GAAP and the APPM, for intent related OTTI, bonds other than LBASS are written down to fair value.

Under GAAP and the APPM, for credit related OTTI, LBASS are written down to expected recovery value. Under GAAP and the APPM, for intent related OTTI, LBASS are written down to fair value. Intent related OTTI, for LBASS under the APPM, results when there is no intent and ability to hold the security until it recovers in value, which is not required under GAAP.

•

Under the APPM, derivatives which follow hedge accounting are reported in a manner consistent with the hedged item with no ineffectiveness separately recorded. Derivatives that are not designated as accounting hedges are recorded at fair value, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus until the transaction is closed (e.g., terminated, sold, expired, exercised). Derivatives which are used in replication are reported in a manner consistent with the asset that has been replicated. Embedded derivative instruments are not accounted for separately as derivative instruments. Derivative assets and liabilities are reported gross in the financial statements.

Under GAAP, derivatives that qualify as a fair value hedge are recorded at fair value in the same income statement line item as the hedged item; cash flow hedges are also recorded at fair value. Hedge ineffectiveness, if any, is recorded along with the hedged item. The change in fair value of a non-hedge derivative, including derivatives used in replication, is recorded as a realized capital gain or loss. Embedded derivative instruments are accounted for separately and marked to market through realized capital gains or losses. Derivative assets and liabilities that qualify for offsetting with a counterparty are reported as a net asset or liability in the financial statements.

The APPM requires that, if in the aggregate, the Company has a net negative cash balance it shall be reported as a negative asset. GAAP requires that such negative cash balances be reported as other liabilities.

•

For holders of surplus notes, interest is not accrued until approved by the applicable state of domicile per the APPM. GAAP requires interest on surplus notes to be accrued whether or not states approval has been obtained.

•

Under the APPM, costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts, principally agents’ and brokers’ remuneration and certain underwriting costs, are expensed as incurred. Under GAAP, these costs are deferred and amortized to income either over the premium paying period of the related policies in proportion to the estimated revenue on such business or in relation to the present value of estimated gross profits on such business over the estimated lives of the contracts.

•

Both GAAP and the APPM require a provision for deferred taxes on temporary differences between the reporting and tax bases of assets and liabilities. The change in deferred taxes is reported in surplus per the APPM, while under GAAP, the change is reported in the

6

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Statement of Operations. The APPM also includes limitations as to the amount of deferred tax assets (“DTAs”) that may be reported as an admitted asset. Both GAAP and the APPM require a valuation allowance for DTAs and the allowance is similarly measured.

•	Under the APPM, the effects of reinsurance are netted against the corresponding assets or liabilities versus reported on a gross basis for GAAP.

•

Certain reported assets, including the portion of net DTAs that exceeded the APPM limitations, prepaid commissions, certain agent and bills receivables, receivable from sale of securities over 15 days past due, and certain other receivables over 90 days past due, are designated as nonadmitted assets and are charged directly to unassigned surplus. Under GAAP, these assets are reported in the Statements of Financial Position, net of any valuation allowance.

•

Life statutory policy reserves are based on mortality, interest and other assumptions applied in compliance with statutory regulations and subject to reserve testing with assumption subject to statutory requirements. Health statutory policy reserves are based on morbidity, interest, and withdrawal assumptions applied in compliance with statutory regulations. Statutory formula policy reserves in certain cases are subject to stand alone reserve testing with assumptions subject to statutory requirements. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, morbidity, interest and withdrawals and include sufficiency testing with assumptions representative of the Company’s current expectations. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus per the APPM rather than included in the determination of net gain from operations for GAAP.

•	The AVR and interest maintenance reserve (“IMR”) are required by the APPM, but not GAAP.

•

Under the APPM, liabilities from guaranty funds or other assessments from insolvencies of entities that wrote long term care contracts are recorded at discounted rates, while all other assessments are reported at undiscounted rates. Under GAAP, all guaranty funds or other assessments are reported at undiscounted rates.

•

The assets and reserves relating to modified guaranteed annuity (“MGA”) contracts are reflected as assets and liabilities related to Separate Accounts and are carried at fair value. Premium receipts and benefits on these contracts are recorded as revenue and expense and are transferred to or (from) the Separate Accounts. Under GAAP, these assets are reported as bonds and mortgage loans. Bonds designated as available for sale are carried at fair value and mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Liabilities are reported as contractholder funds. Revenues are comprised of contract charges and fees for contract administration and surrenders.

•

Under the APPM, premium receipts and benefits on certain annuity contracts and universal life-type contracts are recorded as revenue and expense. Under GAAP, revenue on certain annuity contracts and universal life-type contracts is comprised of contract charges and fees, which are recognized when assessed against the policyholder account balance. Additionally, premium receipts on certain annuity contracts and universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities, while benefits are recognized as expenses in excess of the policyholder account balance.

•	GAAP requires the presentation of comprehensive income and its components in the financial statements, which is not required by the APPM.

Use of estimates

The preparation of financial statements in conformity with the NAIC Annual Statement Instructions and accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Bonds with an NAIC designation of 1 through 5, including LBASS and excluding SVO-identified investments, are reported at amortized cost using the effective yield method. Bonds with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. The Company’s bond portfolio also includes SVO-identified investments, which are reported at fair value. Changes in the fair value of the SVO-identified investments are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Redeemable preferred stocks are reported at cost, amortized cost or the lower of cost, amortized cost or fair value, depending on the assigned NAIC designation. Perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. Unaffiliated common stocks are reported at fair value. For preferred stocks reported at fair value and unaffiliated common stocks, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Mortgage loans are reported at unpaid principal balances, net of unamortized premium or discount.

Cash equivalents are reported at fair value or amortized cost. Cash equivalents reported at amortized cost are readily convertible into known amounts of cash and so near to their maturity that they present an insignificant risk of change in value because of changes in interest rates. Contract loans are reported at the unpaid principal and capitalized interest balance. Interest is capitalized into the loan balance each contract anniversary. Loans deemed uncollectible are written off. Loan balances in excess of cash value are nonadmitted.

7

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Other invested assets consist of investments in partnerships, limited liability companies and surplus notes. Investments in partnerships and limited liability companies are generally reported based on the underlying audited GAAP equity of the investee, with undistributed earnings or losses reflected in unassigned surplus as a change in net unrealized capital gains and losses and, are generally recognized on a delay due to the availability of financial statements. The change in net unrealized capital gains and losses is reported in unassigned surplus, as well as used in the calculation of the AVR provision. Surplus notes are reported at amortized cost or the lower of amortized cost or fair value depending on the NAIC designation.

Realized capital losses recognized on all bonds due to OTTI and net realized capital gains and losses on certain qualifying surplus notes included in other invested assets resulting from changes in the general level of interest rates are reported in the IMR, net of tax and amortized into the Statements of Operations. For LBASS designated as no intent and ability to hold, the non-interest related portion of OTTI losses is used in the calculation of the AVR provision, while the interest-related OTTI is reported in IMR. All other net realized capital gains and losses for other invested assets resulting from changes in the general level of interest rates and OTTI realized capital losses for other invested assets and bonds that are not a result of changes in the general level of interest rates are reported in the Statements of Operations and used in the calculation of the AVR provision, the change of which is reported within unassigned surplus.

Investment income primarily consists of interest, dividends, income from limited partnership interests, and amortization of any premium or discount. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for LBASS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all other, the effective yield is recalculated on a prospective basis. In periods subsequent to the recognition of an OTTI on a bond, including LBASS, the difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income. Accrual of income is suspended for other-than-temporarily impaired bonds when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when the full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Cash distributions received from investments in partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed. Any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other than temporary declines in fair value and periodic changes in fair value and settlements of certain derivatives. Realized capital gains and losses on investment sales are determined on a specific identification basis.

The Company has a comprehensive portfolio monitoring process to identify and evaluate each bond, including LBASS, and common and preferred stock, whose carrying value may be other-than-temporarily impaired. For each bond, excluding LBASS, in an unrealized loss position (fair value is less than amortized cost), the Company assesses whether management with the appropriate authority has made a decision to sell the bond prior to its maturity at an amount below its carrying value. If the decision has been made to sell the bond, the bond’s decline in fair value is considered other than temporary and the Company recognizes a realized capital loss equal to the difference between the amortized cost and the fair value of the bond at the balance sheet date the assessment is made. If the Company has not made the decision to sell the bond, but it is probable the Company will not be able to collect all amounts due according to contractual terms, the bond’s decline in value is considered other-than-temporarily impaired, and a write-down of the amortized cost to fair value is required. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For LBASS, the Company assesses whether management with the appropriate authority has made a decision to sell each LBASS in an unrealized loss position or does not have the intent and ability to retain the LBASS for a period of time sufficient to recover the amortized cost basis. If either situation exists, the security’s decline in value is considered other-than-temporarily impaired and the security is written down as a realized capital loss to fair value. If management has not made the decision to sell the LBASS and management intends to hold the security for a period of time sufficient to recover the amortized cost basis, the Company analyzes the present value of the discounted cash flows expected to be collected. If the present value of the discounted cash flows expected to be collected is less than the amortized cost, the security is considered other-than-temporarily impaired and the Company recognizes a realized capital loss for the difference between the present value of the discounted cash flows and the amortized cost. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For common and preferred stocks, the Company considers various factors, including whether the Company has the intent and ability to hold the stock for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the stock’s decline in fair value is other than temporary and the difference between the stock’s cost and fair value is recognized as a realized capital loss. A decision to sell stock for an amount below its cost would be an other than temporary decline and a realized capital loss is recorded. For stocks managed by a third-party, either the Company has contractually retained its decision making authority as it pertains to selling stocks that are in an unrealized loss position or it recognizes an unrealized loss at the end of the period through a charge to realized capital loss.

The Company’s portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for bonds, including LBASS) or cost (for stocks) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential OTTI using all reasonably available information relevant to the collectibility or recovery of the security. Inherent in the Company’s evaluation of OTTI for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: (1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering

8

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

prices; (2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and (3) the length of time and extent to which the fair value has been less than amortized cost or cost.

Impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. OTTI adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell.

Due and accrued investment income is recorded as an asset, with three exceptions. Due and accrued investment income on mortgage loans in default, where interest is more than 180 days past due, is nonadmitted. Due and accrued investment income for investments other than mortgage loans, that is more than 90 days past due, is nonadmitted. In addition, due and accrued investment income that is determined to be uncollectible, regardless of its age, is written off in the period that determination is made. All due and accrued investment income was admitted as of December 31, 2019 and 2018.

Derivative financial instruments

Derivative financial instruments include foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. When derivatives meet specific criteria, they may be designated as accounting hedges, which means they may be accounted for and reported on in a manner that is consistent with the hedged asset or liability. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus. The determination of the AVR and IMR impact of realized capital gains and losses on derivatives is based on how the realized capital gains and losses of the underlying asset is reported. The Company’s accounting policy for the various types of derivative instruments is discussed further in Note 4.

Securities loaned

The Company’s business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in cash equivalents or short-term investments.

AVR and IMR

The Company establishes the AVR and IMR as promulgated by the NAIC. The AVR offsets potential credit-related investment losses and volatility in recorded changes in fair value measurements on all invested asset categories excluding cash, contract loans, premium notes, collateral notes and income receivables. The AVR calculation is formula-based and considers the prior year reserve balance, the current year’s realized credit-related (default) and equity capital gains and losses, net of capital gains tax, and the current year’s unrealized capital gains and losses, net of deferred taxes thereon, applicable to the invested asset categories that are grouped within the default and equity components. The default component includes long-term bonds, preferred stocks, short-term bonds, derivatives and mortgage loans. The equity component includes common stocks, real estate and other invested assets. Other invested assets consist of investments in joint ventures, partnerships, limited liability companies, low income housing tax credit property investments, collateral loans and surplus notes. The undistributed earnings or losses from investments in joint ventures, partnerships and limited liability companies are reported as changes in unrealized capital gains and losses and included in the AVR. Cash distributions received from investments in joint ventures, partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed, whereas, any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment. Realized and unrealized capital gains increase the AVR and realized and unrealized capital losses decrease the AVR. The Company’s total AVR is generally limited to a maximum amount of credit-related reserve that is calculated using a set of factors applied to the admitted asset values of the various invested asset categories. Total AVR in one sub-component of either the default or equity component that is in excess of the maximum reserve must be transferred to the “sister” sub-component if that sub-component’s total AVR is below its maximum reserve. If the total AVR in either of the combined default or equity component is in excess of the combined maximum reserve, the Company may transfer the excess to the other component if that component’s total AVR is below its maximum reserve, or the excess reserve may be released to unassigned surplus. In general, decreases in the Company’s total invested assets portfolio will decrease the total AVR and increases will increase the total AVR.

The IMR captures the realized capital gains and losses that result from changes in the overall level of interest rates and amortizes them into investment income over the approximate remaining life of the investments sold. The IMR includes all realized capital gains and losses, net of capital gains tax thereon, due to interest rate changes on fixed income investments, mortgage loans and derivatives, and excludes credit-related realized capital gains and losses on default component invested assets, realized capital gains and losses on equity investments and unrealized capital gains and losses.    After a realized capital gain or loss has been identified as interest-related and an expected maturity date has been determined, a company may select either a grouped method or seriatim method for calculating the IMR amortization. The Company has elected to use the grouped method in calculating its IMR amortization. The total IMR is calculated by adding the current year’s interest-related capital gains and losses, net of capital gains tax, to the prior year reserve and subtracting the current year’s amortization released to the Statements of Operations. A negative IMR is reported as a nonadmitted asset. Make whole fees and prepayment penalties are recorded as investment income and not included in the IMR.

Off-balance-sheet financial instruments

Commitments to invest, commitments to purchase private placement securities and commitments to extend mortgage loans have off-balance-sheet risk because their contractual amounts are not recorded in the Company’s Statements of Financial Position. The details of the off-balance-sheet commitments are discussed further in Note 4.

9

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Premiums and annuity considerations

Annual premiums for most traditional life insurance policies are recognized as revenue on the policy anniversary date. Premiums, based on modal payment, for accident and health insurance and certain immaterial traditional life insurance policies are recognized as revenue when due. Considerations received for supplementary contracts with life contingencies are recognized as revenue when due. Premiums for all single and flexible premium life insurance and annuity products are recognized as revenue when collected. Considerations received on deposit-type funds, which do not contain any life contingencies, are recorded directly to the related reserve liability. Premiums written and not yet collected from policyholders are shown as a receivable, with balances older than 90 days nonadmitted.

Reserves for policy benefits

The Company adopted Principles Based Reserving (“PBR”), which are computed actuarially according to New York Regulation 213 with interest, mortality and other assumptions applied in compliance with statutory regulations, for the following policies:

Certain guaranteed term policies issued on or after May 13, 2019, and all guaranteed term policies issued on or after October 1, 2019

Certain universal life policies issued on or after October 1, 2019

Certain whole life policies issued on or after October 1, 2019

Policy benefit reserves for traditional and flexible premium life insurance policies, excluding the above policies, are computed actuarially according to the Commissioners’ Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners’ Annuity Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for MGA products are calculated according to New York Regulation 127 with interest and mortality assumptions in compliance with statutory regulations.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of contractholders, less surrenders and withdrawals that represent a return to the contractholder. For deposit-type funds with no cash values prior to maturity, reserves are present values of contractual payments with interest assumptions in compliance with statutory regulations. Tabular interest on deposit-type funds is calculated as the prescribed valuation interest rate times the mean amount of funds subject to such rate held at the beginning and end of the year of valuation.

Policy benefit reserves for accident and health insurance products include claim reserves, contract reserves and unearned premiums, if applicable. Claim reserves, including incurred but not reported claims, represent management’s estimate of the ultimate liability associated with unpaid policy claims, based primarily upon analysis of past experience. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in the Statements of Operations when additional information becomes known.

On traditional life insurance contracts, the Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not contracted in excess of the reserve as legally computed. For life contracts, the cost of additional mortality for each policy is assumed to equal the additional premium charged for that policy period and is reserved accordingly. Additional premiums are collected for policies issued on substandard lives. Reserves are held in a manner consistent with traditional policies. For annuity contracts issued as substandard, reserves are calculated according to Title 11 of the New York Codes, Rules and Regulations Section 99.6(i).

Tabular interest, tabular less actual reserves released and tabular cost are determined by formula as described in the APPM. Tabular interest for contracts not involving life contingencies represents the net amount credited taking into account increments of premiums and annuity considerations and decrements of benefits, withdrawals, loads and policy charges.

Reinsurance

The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

The amounts reported in the Statements of Financial Position as amounts recoverable from reinsurers include amounts billed to reinsurers for losses paid. Contract claims are reported net of reinsurance recoverables on unpaid losses, which represent estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract and in accordance with the coverage, terms and conditions of the reinsurance agreement. Reinsurance does not extinguish the Company’s primary liability under the policies written. Reinsurance recoverable balances that are current and from authorized reinsurers are reported as admitted assets. Reinsurance recoverable balances from unauthorized reinsurers require collateral at least equal to the amount recoverable, or the recoverable balance is nonadmitted. All reinsurance recoverable balances that are 90 days past due are nonadmitted. If it is probable that reinsurance recoverables on paid or unpaid claim or benefit payments are uncollectible, these amounts are written off through a charge to the Statements of Operations.

Income taxes

The income tax provision is calculated under the liability method. DTAs and deferred tax liabilities (“DTLs”) are recorded based on the difference between the statutory financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes also arise from net unrealized losses on certain investments carried at fair value. The net change in DTAs and DTLs is applied directly to unassigned surplus. The nonadmitted portion of gross DTAs is determined by applying the rules prescribed by SSAP No. 101, Income Taxes (“SSAP No. 101”).

10

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The application of SSAP No. 101 requires the Company to evaluate the recoverability of DTAs and to establish a statutory valuation allowance adjustment (“valuation allowance”) if necessary to reduce the DTA to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the DTAs and DTLs; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the DTAs; and (7) any tax planning strategies that the Company would employ to avoid an operating loss or tax credit carryforward from expiring unused. Although the realization is not assured, management believes it is more likely than not that the DTAs, net of valuation allowance, will be realized.

Separate Accounts

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders’ claims to the related assets and are carried at the fair value of the assets. In the event the asset values of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Reserves for guarantees provided by the Company are included in the Company’s General Account.

The Company holds reserves for variable annuity contracts and variable life policies at less than the fund balances carried in the Separate Accounts. The difference between the reserves and the fund balances of the Separate Accounts is transferred from the Separate Accounts to the General Account, and the variable annuity portion is subsequently reinsured via a modified coinsurance agreement. Premiums, contract benefits, reserve transfers, policy loans and policyholder charges are also transferred from the Separate Accounts to the General Account.

Separate Accounts premium deposits, benefit expenses and contract charges for mortality risk, contract and policy administration are recorded by the Company and reflected in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support variable annuity contracts and variable life policies accrue directly to the contractholders and, therefore, are not included in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support MGA contracts accrue to the Company. Gains or losses from the MGA business, net of reinsurance, are included in net transfers to or (from) Separate Accounts in the Statements of Operations.

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value as of December 31:

(in thousands)
2019	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,268,294	$270,761	$(2,487)	$3,536,568
U.S. special revenue	338,850	87,778	-	426,628
U.S. governments	137,972	7,113	-	145,085
U.S. political subdivisions	100,125	22,886	-	123,011
SVO-identified investments	106,624	-	-	106,624
States, territories and possessions	37,715	17,756	-	55,471
All other governments	7,011	68	-	7,079
Hybrid securities	248	45	-	293

Total bonds	$3,996,839	$406,407	$(2,487)	$4,400,759

2018	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,370,212	$116,373	$(68,630)	$3,417,955
U.S. special revenue	454,767	67,073	(142)	521,698
U.S. governments	186,319	8,419	(5)	194,733
U.S. political subdivisions	150,348	17,517	-	167,865
SVO-identified investments	19,576	-	-	19,576
States, territories and possessions	54,277	12,622	-	66,899
All other governments	7,076	419	-	7,495
Hybrid securities	248	7	-	255

Total bonds	$4,242,823	$222,430	$(68,777)	$4,396,476

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

11

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position as of December 31.

(in thousands)	2019
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$84,150	$(544)	$52,233	$(1,986)	$(2,530)
LBASS	34	-	6	-	-
Common stocks	1,258	(219)	-	-	(219)
Preferred stocks	-	-	473	(27)	(27)

Total	$85,442	$(763)	$52,712	$(2,013)	$(2,776)

	2018
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$1,201,539	$(36,361)	$508,842	$(31,911)	$(68,272)
LBASS	31,096	(736)	19,628	(266)	(1,002)
Common stocks	4,578	(54)	-	(11)	(65)
Preferred stocks	153	(6)	412	(88)	(94)

Total	$1,237,366	$(37,157)	$528,882	$(32,276)	$(69,433)

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of December 31, 2019.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(478)	$(1,697)	$(2,175)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(355)	(355)

Total unrealized losses	$(478)	$(2,052)	$(2,530)

(1)	Below investment grade bonds includes $260 thousand that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates and/or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

Unrealized losses on common and preferred stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

As of December 31, 2019, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of December 31, 2019, the Company had the intent and ability to hold LBASS, common and preferred stocks with unrealized losses for a period of time sufficient for them to recover.

12

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of December 31, 2019:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$552,004	$556,824
Due after one year through five years	1,266,177	1,334,341
Due after five years through ten years	1,541,114	1,658,498
Due after ten years	736,502	950,041

Total	$4,095,797	$4,499,704

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Year-ended December 31, 2019	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$5,459	$3,316	$2,143
Preferred stocks	13	16	(3)
Common stocks	16,329	2,611	13,718
Cash and cash equivalents	22	52	(30)
Derivatives	493	227	266
Other invested assets	2,939	191	2,748

	$25,255	$6,413	18,842

Capital gain tax expense			(3,957)
Transferred to IMR			(2,033)

Total			$12,852

Year-ended December 31, 2018	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$3,253	$5,405	$(2,152)
Preferred stocks	32	27	5
Common stocks	24,655	17,516	7,139
Cash and cash equivalents	18	119	(101)
Derivatives	552	986	(434)
Other invested assets	9	984	(975)

	$28,519	$25,037	3,482

Capital gain tax expense			(731)
Transferred to IMR			1,629

Total			$4,380

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $202 million and $226 million in 2019 and 2018, respectively. Gross gains of $5 million and $1 million and gross losses of $2 million and $4 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs during 2019 and 2018, respectively. In addition, the Company recorded $2 million and $14 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships in 2019 and 2018, respectively.

Municipal bonds

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company’s portfolio as of December 31:

(% of total municipal bond statement value)
	2019	2018
California	31.8%	26.8%
Texas	11.4	12.9
Oregon	10.8	7.1
Illinois	7.7	5.4

13

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Mortgage loans on real estate

The minimum and maximum lending rates for new mortgage loans in 2019 and 2018 were 3.20% and 4.68%, and 3.63% and 4.83%, respectively. All new mortgage loans were commercial.

For loans acquired during 2019 and 2018, the maximum percentage of any one loan to the value of the property at the time of the loan was 73.1% and 74.7%, respectively.

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $719 million and $676 million as of December 31, 2019 and 2018, respectively. The Company did not have recorded investment in mortgage loans in which it is a participant or co-lender in a mortgage loan agreement as of December 31, 2019. The Company’s recorded investment in mortgage loans in which it is a participant or co-lender in a mortgage loan agreement was $5 million as of December 31, 2018.

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable the Company will not collect the contractual principal and interest. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

The debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment and represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. The ratio estimates are updated annually or more frequently if conditions are warranted based on the Company’s credit monitoring process.

The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by the debt service coverage ratio distribution as of December 31:

(in thousands)	2019			2018
Debt Service Coverage Ratio Distribution	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total
Below 1.0	$-	$-	$-	$-	$-	$-
1.0 - 1.25	48,858	-	48,858	25,539	-	25,539
1.26 - 1.50	211,949	-	211,949	184,083	-	184,083
Above 1.50	429,675	28,419	458,094	438,154	28,399	466,553

Total non-impaired mortgage loans	$690,482	$28,419	$718,901	$647,776	$28,399	$676,175

The Company’s mortgage loan portfolio is substantially all non-recourse to the borrower and collateralized by a variety of commercial real estate property types located throughout the United States. The following table shows the principal geographic distribution of commercial real estate exceeding 5% of the mortgage loan portfolio as of December 31:

(% of mortgage loan portfolio carrying value)	2019	2018
Texas	20.3%	16.6%
California	16.3	18.2
North Carolina	8.3	9.0
Nevada	6.0	6.4
Illinois	5.6	6.3
Utah	5.4	2.2
New Jersey	5.0	6.0
Arizona	3.9	5.2

The types of properties collateralizing the commercial mortgage loan portfolio as of December 31 were as follows:

(% of mortgage loan portfolio carrying value)	2019	2018
Apartment complexes	29.8%	31.5%
Office buildings	26.3	26.5
Warehouse and industrial	16.8	16.2
Retail	15.2	17.0
Other	11.9	8.8

Total	100.0%	100.0%

14

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Loan-backed securities

The Company held LBASS as of December 31, 2019 and 2018. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2019			2018

	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	516	32	345

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	2,832	169	1,950	402	49	295

OTTI recognized 3rd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	182	29	109

OTTI recognized 4th Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	$-	-	-	$4,083	175	$4,087

Annual Aggregate Total		$169			$285

The following table presents the percent of statement value of the Company’s LBASS portfolio that is comprised of asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) as of December 31:

	2019	2018
ABS	86%	86%
RMBS	12	10
CMBS	2	4

Total	100%	100%

All and ninety-nine percent of the ABS had an NAIC designation of 1 or 2 as of December 31, 2019 and 2018, respectively. The majority were backed by lease transactions and credit tenant loans as of December 31, 2019 and 2018.

All of the RMBS had an NAIC designation of 1 or 2 as of December 31, 2019 and 2018.

Four percent and ninety-eight percent of the CMBS had an NAIC designation of 1 as of December 31, 2019 and 2018, respectively.

15

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The following LBASS were other-than-temporarily impaired at the end of each quarter presented, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
46628FAN1	$2,832	$2,663	$169	$2,663	$1,950	6/30/2019

Total			$169

	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
22545DAG2	$516	$484	$32	$484	$345	03/31/2018
22545DAG2	402	353	49	353	295	06/30/2018
22545DAG2	182	153	29	153	109	09/30/2018
22545DAG2	155	115	40	115	113	12/31/2018
46628FAN1	3,928	3,793	135	3,793	3,974	12/31/2018

Total			$285

Securities lending transactions

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral as a liability.

All collateral is received in the form of cash, unrestricted and maintained in a separate custody account. Collateral is invested in cash equivalents or short-term investments during the agreement period. The Company monitors the fair value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice. Substantially all of the Company’s securities loaned were placed with large banks.

The fair value of the Company’s cash collateral received in connection with its securities lending program was $157 million and $69 million as of December 31, 2019 and 2018, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program as of December 31:

(in thousands)	2019		2018

	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$58,888	$58,889	$36,224	$36,222
30 days or less	99,349	99,336	33,207	33,206

Total collateral reinvested	$158,237	$158,225	$69,431	$69,428

The maturity dates of the liability (collateral to be returned) did not match the invested assets. The invested assets are short-term investments that can easily be liquidated on demand to match the liability. All the collateral the Company has accepted under its securities lending program is permitted, by contract or custom, to be sold or repledged. None of the securities lending transactions the Company has entered into extend beyond a year.

Restricted assets

Restricted assets (including pledged) consisted of the following as of December 31:

($ in thousands)	2019
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$68,817	$88,463	$157,280	2.5%	2.5%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	5,292	(2,038)	3,254	0.1	0.1
On deposit with states	1,988	(11)	1,977	-	-
Collateral pledged for derivatives	61	198	259	-	-

Total restricted assets	$76,158	$86,612	$162,770	2.6%	2.6%

16

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

($ in thousands)	2018
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$59,067	$9,750	$68,817	1.1%	1.1%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	4,239	1,053	5,292	0.1	0.1
On deposit with states	2,001	(13)	1,988	-	-
Collateral pledged for derivatives	290	(229)	61	-	-

Total restricted assets	$65,597	$10,561	$76,158	1.2%	1.2%

For letter stock or securities restricted as to sale excluding FHLB capital stock, the nature of restriction is contractual and it is restricted from sale for the duration of the investment.

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements as of December 31:

(in thousands)	2019
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$156,889	$156,889	2.7%	2.7%
Securities lending	391	391	-	-

Total collateral assets	$157,280	$157,280	2.7%	2.7%

	2018
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$67,096	$67,096	1.2%	1.2%
Securities lending	1,721	1,721	-	-

Total collateral assets	$68,817	$68,817	1.2%	1.2%

The Company’s recognized obligations to return collateral assets (General Account) was $157 million and $69 million as of December 31, 2019 and 2018, respectively and accounted for 3.0% and 1.4% of the Company’s total liabilities as of December 31, 2019 and 2018, respectively.

Prepayment penalty and acceleration fees

The following table provides the number of CUSIPs sold, redeemed or otherwise disposed of and the aggregate amount of investment income generated for bonds, including LBASS, sold, redeemed or otherwise disposed of as a result of a callable feature for the years ended December 31:

($ in thousands)	2019		2018
	General Account	Separate Account	General Account	Separate Account
Number of CUSIPs	129	3	49	2
Aggregate amount of investment income	$6,222	$120	$2,955	$105

4.	Fair Value Measurements

The Company will adopt revised disclosure requirements for SSAP No. 100R, Fair Value (“SSAP No. 100R”) as detailed in Statutory Accounting Principles Working Group maintenance agenda item #2018-36 on January 1, 2020, when Financial Accounting Standards Board Accounting Standards Update 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement is adopted.

Fair value is defined, per SSAP No. 100R, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

17

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company’s processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position as of December 31:

(in thousands)
		2019
Description for each class of asset or liability		(Level 1)		(Level 2)		(Level 3)		NAV		Total
Assets at fair value
Bonds
SVO-identified investments	$	106,624	$	-	$	-	$	-	$	106,624

Common stocks
Industrial and miscellaneous		117,896		-		5,893		671		124,460
Mutual funds		40,675		-		-		-		40,675

Total common stocks		158,571		-		5,893		671		165,135

Cash equivalents
Money market mutual funds		124,763		-		-		-		124,763

Derivative assets
Equity and index contracts		-		5,232		-		-		5,232
Foreign currency contracts		-		771		-		-		771
Interest rate contracts		-		-		44		-		44

Total derivative assets		-		6,003		44		-		6,047

Separate Accounts assets		265,546		123,964		15,125		-		404,635

Total assets at fair value	$	655,504	$	129,967	$	21,062	$	671	$	807,204

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$	-	$	(2,833)	$	-	$	-	$	(2,833)
Foreign currency contracts		-		(88)		-		-		(88)

Total derivative liabilities		-		(2,921)		-		-		(2,921)

Total liabilities at fair value	$	-	$	(2,921)	$	-	$	-	$	(2,921)

18

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
		2018
Description for each class of asset or liability		(Level 1)		(Level 2)		(Level 3)		NAV		Total
Assets at fair value
Bonds
SVO-identified investments	$	19,576	$	-	$	-	$	-	$	19,576

Common stocks
Industrial and miscellaneous		72,600		63		9,594		1,235		83,492
Mutual funds		79,901		-		-		-		79,901

Total common stocks		152,501		63		9,594		1,235		163,393

Cash equivalents
Money market mutual funds		50,353		-		-		-		50,353

Derivative assets
Equity and index contracts		-		556		-		-		556
Foreign currency contracts		-		684		-		-		684
Interest rate contracts		-		-		327		-		327

Total derivative assets		-		1,240		327		-		1,567

Separate Accounts assets		241,710		137,693		20,133		-		399,536

Total assets at fair value	$	464,140	$	138,996	$	30,054	$	1,235	$	634,425

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$	-	$	(178)	$	-	$	-	$	(178)
Foreign currency contracts		-		(14)		-		-		(14)

Total derivative liabilities		-		(192)		-		-		(192)

Total liabilities at fair value	$	-	$	(192)	$	-	$	-	$	(192)

Investments in certain common stock measured and reported at NAV in the Statements of Financial Position and presented in the table are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had no commitments to invest in these investments over their remaining lives.

There were no transfers between Level 1 and Level 2 during 2019 or 2018.

Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source, including situations where a fair value quote is not provided by the Company’s independent third-party valuation service provider resulting in the price becoming stale or replaced with a broker quote whose inputs have not been corroborated to be market observable. This situation will result in the transfer of a security into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts - MGA products may be supported by corporate bonds, including those that are privately placed, RMBS, ABS and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices

19

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

Level 3 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)
Description		Beginning balance as of 01/01/2019		Transfers into Level 3		Transfers out of Level 3		Total gains and (losses) included in net income		Total gains and (losses) included in surplus
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		9,594		-		(16)		5,680		(2,655)

Separate Accounts assets		20,133		-		-		(14)		555

Derivatives, net		327		-		-		52		(216)

Total assets and liabilities	$	30,054	$	-	$	(16)	$	5,718	$	(2,316)

(continued)
Description		Purchases		Issuances		Sales		Settlements		Ending balance as of 12/31/2019
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		582		-		(7,292)		-		5,893

Separate Accounts assets		4,600		-		-		(10,149)		15,125

Derivatives, net		18		-		-		(137)		44

Total assets and liabilities	$	5,200	$	-	$	(7,292)	$	(10,286)	$	21,062

(in thousands)
Description		Beginning balance as of 01/01/2018		Transfers into Level 3		Transfers out of Level 3		Total gains and (losses) included in net income		Total gains and (losses) included in surplus
Perpetual preferred stocks
Industrial and miscellaneous	$	1,163	$	-	$	(1,163)	$	-	$	-

Common stocks
Industrial and miscellaneous		5,996		-		(1,542)		(5)		2,698

Separate Accounts assets		15,789		-		-		14		(649)

Derivatives, net		286		-		-		(212)		260

Total assets and liabilities	$	23,234	$	-	$	(2,705)	$	(203)	$	2,309

20

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(continued) (in thousands) Description		Purchases		Issuances		Sales		Settlements		Ending balance as of 12/31/2018
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		4,110		-		(1,663)		-		9,594

Separate Accounts assets		5,000		-		-		(21)		20,133

Derivatives, net		66		-		-		(73)		327

Total assets and liabilities	$	9,176	$	-	$	(1,663)	$	(94)	$	30,054

There were no transfers into Level 3 in 2019 or 2018. Transfers out of Level 3 during 2019 included situations where the primary inputs to the valuation of a price quote were not market observable in the prior period and a fair value quote became available from the Company’s independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant. Transfers out of Level 3 during 2018 included securities measured at lower of cost or market and reported at cost in 2018, and fair value in 2017. Transfers out of Level 3 during 2018 were also the result of assets utilizing NAV as a practical expedient to determine fair value.

Presented below are the aggregate fair value estimates and admitted values of financial instruments as of December 31. The Company was able to estimate the fair value of all its financial instruments in 2019 and 2018.

Financial assets

(in thousands)		2019
Type of Financial Instrument		Aggregate Fair Value		Admitted Assets		(Level 1)		(Level 2)		(Level 3)		NAV
Bonds:
Other than LBASS	$	4,305,679	$	3,908,132	$	108,874	$	4,157,945	$	38,860	$	-
LBASS		95,080		88,707		-		87,753		7,327		-
Preferred stocks		11,051		10,562		-		9,529		1,522		-
Common stocks		165,135		165,135		158,571		-		5,893		671
Mortgage loans on real estate		749,129		718,901		-		-		749,129		-
Cash equivalents		223,708		223,721		124,763		98,945		-		-
Derivatives		6,047		6,047		-		6,003		44		-
Other invested assets:
Unaffiliated surplus notes		8,522		6,192		-		8,522		-		-
Securities lending reinvested collateral		391		391		-		391		-		-
Separate Accounts		404,635		404,635		265,546		123,964		15,125		-

		2018
Type of Financial Instrument		Aggregate Fair Value		Admitted Assets		(Level 1)		(Level 2)		(Level 3)		NAV
Bonds:
Other than LBASS	$	4,248,527	$	4,099,290	$	55,875	$	4,164,953	$	27,699	$	-
LBASS		147,949		143,533		-		136,876		11,073		-
Preferred stocks		10,964		10,542		-		9,631		1,333		-
Common stocks		163,393		163,393		152,501		63		9,594		1,235
Mortgage loans on real estate		679,874		676,175		-		-		679,874		-
Cash equivalents		86,827		86,828		50,353		36,474		-		-
Derivatives		1,568		1,567		1		1,240		327		-
Other invested assets:
Unaffiliated surplus notes		7,806		6,192		-		7,806		-		-
Securities lending reinvested collateral		1,721		1,721		-		1,721		-		-
Separate Accounts		399,536		399,536		241,710		137,693		20,133		-

The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes

21

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on quoted prices or quoted net asset values for identical or similar assets in markets that are not active. The primary inputs to the valuation for redeemable preferred stocks in Level 2 include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads. The fair value of preferred stocks in Level 3 is based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stocks in Levels 2 and 3 is based the valuation methods described earlier in this note. Certain unaffiliated private common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows, or if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of cash equivalents in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments as of December 31:

(in thousands)	2019
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$391,518	$329,905	$-	$-	$391,518	$-
Securities lending collateral	157,280	157,280	-	157,280	-	-
Derivatives	2,921	2,921	-	2,921	-	-

	2018
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$435,259	$359,937	$-	$-	$435,259	$-
Securities lending collateral	68,817	68,817	-	68,817	-	-
Derivatives	192	192	-	192	-	-

The fair value of the liability for deposit-type contracts is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

Derivative financial instruments

Derivative financial instruments utilized by the Company during 2019 and 2018 included foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. The Company uses derivatives for risk reduction. Risk reduction activity is focused

22

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations and foreign currency fluctuations. All of the Company’s derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis. The Company does not use derivatives for speculative purposes.

The following tables summarize the notional amount, fair value and statement value of the Company’s derivative financial instruments, including those with off-balance-sheet risk as of December 31:

(in thousands)	2019
	Notional Amount		Fair Value			Statement Value
	Assets	Liabilities	Assets		Liabilities	Assets	Liabilities
Swaps	$15,079	$2,905	$771	$	(88)	$771	$(88)
Futures	-	162	-		-	-	-
Options	54,718	40,995	5,276		(2,833)	5,276	(2,833)

Total	$69,797	$44,062	$6,047	$	(2,921)	$6,047	$(2,921)

	2018
	Notional Amount		Fair Value			Statement Value
	Assets	Liabilities	Assets		Liabilities	Assets	Liabilities
Swaps	$14,926	$1,165	$684	$	(14)	$684	$(14)
Futures	124	-	1		-	-	-
Options	47,348	33,001	883		(178)	883	(178)

Total	$62,398	$34,166	$1,568	$	(192)	$1,567	$(192)

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements.

The following table summarizes the credit exposure on the Company’s outstanding over-the-counter contracts as of December 31:

(in thousands)	2019	2018
Swaps	$696	$670
Options	44	327

Total	$740	$997

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company’s senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Counterparty credit exposure represents the Company’s potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the statement value of over-the-counter derivative contracts with a positive statement value at the reporting date.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Swaps

Foreign currency forward contracts involve the future exchange or delivery of foreign currencies based on terms negotiated at the inception of the contract which are settled at the end of the contract. They are primarily used to reduce foreign currency risk associated with holding foreign currency denominated investments. Cash settlement is required when the contract matures. The amount of cash exchanged is based on the difference between the specified rate on the date the contract was entered into (contract rate) compared to the actual rate on the settlement date. On the settlement date, the Company will either pay or receive cash equal to the difference between the contract rate and the actual rate multiplied by the specified notional amount. The change in the fair value of open foreign currency forward contracts is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision, until closed (e.g. terminated or settled). If the contract was hedging coupon payments of a bond, any gains and losses at closing are reported in net investment income. If the contract was hedging the original principal of a bond or the bond the Company was hedging is sold, any gains and losses at closing are reported in realized capital gains or losses. These contracts receive non-hedge accounting treatment.

Futures

The Company utilizes equity index futures contracts. Futures contracts are defined as commitments to buy or sell designated financial instruments based on specified prices, yields or indices. Futures contracts provide returns at specified or optional dates based upon a specified index applied to a notional amount. The Company utilizes equity index futures contracts to hedge the equity exposure contained in equity

23

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

indexed life product contracts that offer equity returns to contractholders. Daily cash settlement of variation margins is required for futures contracts and is based on the changes in daily prices. The final settlement of equity index futures contracts is always in cash. Daily cash settlements of margin gains or losses for futures contracts receiving fair value hedge accounting treatment are reported in net investment income. The daily cash settlements of margin gains and losses for futures contracts that receive non-hedge accounting treatment and have terminated are reported in net realized capital gains or losses. The daily cash settlements of margin gains and losses for open futures contracts that receive non-hedge accounting treatment are reported as net unrealized capital gains and losses within unassigned surplus and used in the calculation of the AVR provision. Futures contracts receive either fair value hedge accounting treatment or non-hedge accounting treatment, depending on the strategy.

Options

Interest rate cap agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. These agreements are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Typically a premium is paid to the counterparty at the inception of a contract. Cash is received based on the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to the notional amount. Premiums paid are reported as derivative assets. Periodic settlements received are reported as net investment income. The change in the fair value of open agreements is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision. If an agreement is terminated prior to its expiration date, gains or losses are reported in net realized capital gains or losses. For certain interest rate cap agreements whose premiums are payable in installments, the initial interest rate cap agreement asset is equal to the initial premium payment plus the sum of the remaining premium installments payable. Interest rate cap agreements receive non-hedge accounting treatment.

Index option contracts provide returns at specified or optional dates based on a specified equity index applied to the option’s notional amount. When the Company purchases and writes (sells) option contracts at specific prices, a premium is calculated for the right, but not the obligation, to buy/sell the value of an underlying index at a stated price on or before the expiration date of the option. The amount of premium calculated is based on the number of contracts purchased/sold, the specified price and the maturity date of the contract. Premiums are paid or received in cash at either the inception of the purchase/sale of the contract or throughout the life of the contract depending on the agreement with the counterparties and brokers. If the option is exercised, the Company receives/pays cash equal to the product of the number of contracts and the specified price in the contract (strike price). Purchased and written put and call index option contracts are cash settled upon exercise. If the options are not exercised, then no additional cash is exchanged when the contract expires. Premiums incurred when purchasing option contracts are reported as a derivative asset and premiums received when writing option contracts are reported as a derivative liability. Purchased and written option contracts used for replication purposes.

The Company purchases and writes option contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. The purchased and written option contracts are accounted for as fair value hedges. The change in the fair value of purchased/written option contracts is reported as net investment income, with an adjustment to derivative assets/liabilities. The gain or loss on the cash settled exercise of a purchased/written index option contract is reported in net investment income. If the purchased/written option contract expires without being exercised, the premiums paid/received are reported in net investment income and the corresponding asset/liability previously recorded is reversed. The Company entered into option contracts which required the payment/receipt of premiums at either the inception of the contract or throughout the life of the contract, depending on the agreement with the counterparties and brokers.

In general, the collateral pledged by the Company is in the custody of a counterparty or an exchange. However, the Company has access to this collateral at any time, subject to replacement. For certain exchange traded derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2019, the Company pledged securities with fair values of $291 thousand in the form of margin deposits. As of December 31, 2018, the Company pledged cash of $61 thousand in the form of margin deposits.

The Company pledges or obtains collateral for over-the-counter derivative transactions when certain predetermined exposure limits are exceeded. As of December 31, 2019 and 2018, counterparties pledged $831 thousand and $970 thousand, respectively, of cash collateral to the Company. As of December 31, 2019 and 2018, the Company did not pledge collateral to counterparties.

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments as of December 31 were as follows:

(in thousands)	2019	2018
Commitments to invest in limited partnership interests	$127,514	$153,719
Private placement commitments	15,000	-
Other loan commitments	13,000	10,000

The contractual amounts represent the amount at risk if the contract was fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business.

Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business.

24

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments have either fixed or varying expiration dates or other termination clauses.

5.	Income Taxes

The components of the net DTA (DTL) were as follows as of December 31:

(in thousands)	2019			2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTAs	$94,210	$2,415	$96,625	$86,089	$4,284	$90,373	$8,121	$(1,869)	$6,252
Valuation allowance	-	-	-	-	-	-	-	-	-

Adjusted gross DTAs	$94,210	$2,415	$96,625	$86,089	$4,284	$90,373	$8,121	$(1,869)	$6,252
DTAs nonadmitted	17,801	-	17,801	-	-	-	17,801	-	17,801

Subtotal – net admitted DTA	$76,409	$2,415	$78,824	$86,089	$4,284	$90,373	$(9,680)	$(1,869)	$(11,549)
DTLs	47,970	1,256	49,226	67,769	1,064	68,833	(19,799)	192	(19,607)

Net admitted DTA/(net DTL)	$28,439	$1,159	$29,598	$18,320	$3,220	$21,540	$10,119	$(2,061)	$8,058

The amount of adjusted gross DTAs admitted under each component of SSAP No. 101 was as follows as of December 31:

(in thousands)	2019
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,159	$1,159
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	28,439	-	28,439
Adjusted gross DTAs expected to be realized following the balance sheet date	28,439	-	28,439
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	87,685
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,970	1,256	49,226

DTAs admitted as the result of application of SSAP No. 101, total	$76,409	$2,415	$78,824

	2018
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$3,220	$3,220
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	19,835	-	19,835
Adjusted gross DTAs expected to be realized following the balance sheet date	19,835	-	19,835
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	95,390
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	66,254	1,064	67,318

DTAs admitted as the result of application of SSAP No. 101, total	$86,089	$4,284	$90,373

	Change
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$(2,061)	$(2,061)
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	8,604	-	8,604
Adjusted gross DTAs expected to be realized following the balance sheet date	8,604	-	8,604
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	(7,705)
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	(18,284)	192	(18,092)

DTAs admitted as the result of application of SSAP No. 101, total	$(9,680)	$(1,869)	$(11,549)

The Company’s risk based capital level used to determine the amount of DTAs admitted was as follows as of December 31:

($ in thousands)	2019	2018
Ratio percentage used to determine recovery period and threshold limitation amount.	685.9%	760.9%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$609,711	$640,261

The impact of tax-planning strategies on adjusted gross and net admitted DTAs was as follows as of December 31:

($ in thousands)	2019		2018		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage.
Adjusted gross DTAs amount	$94,210	$2,415	$86,089	$4,284	$8,121	$(1,869)
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax-planning strategies	4.75%	-%	-%	-%	4.75%	-%
Net admitted adjusted gross DTAs amount	$76,409	$2,415	$86,089	$4,284	$(9,680)	$(1,869)
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax-planning strategies	4.04%	-%	-%	-%	4.04%	-%

The Company’s tax planning strategies does include the use of reinsurance.

25

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a policyholder surplus account. The balance in this account as of December 31, 2017 of $389 thousand will result in federal income taxes payable of $82 thousand. Pursuant to the Tax Cuts and Jobs Act of 2017 (“Tax Legislation”) enacted December 22, 2017, this tax will be paid ratably over the next eight taxable years.

The tax effects of temporary differences that gave rise to significant portions of DTAs and DTLs were as follows as of December 31:

(in thousands)	2019	2018	Change
DTAs
Ordinary
Policyholder reserves	$74,121	$64,479	$9,642
Investments	2,890	5,335	(2,445)
Deferred acquisition costs	16,361	14,982	1,379
Receivables – nonadmitted	813	1,268	(455)
Other	25	25	-

Subtotal	$94,210	$86,089	$8,121

Nonadmitted	$17,801	$-	$17,801

Admitted ordinary DTAs	$76,409	$86,089	$(9,680)

Capital
Investments	$2,131	$4,172	$(2,041)
Unrealized losses	284	112	172

Subtotal	$2,415	$4,284	$(1,869)

Admitted capital DTAs	$2,415	$4,284	$(1,869)

Admitted DTAs	$78,824	$90,373	$(11,549)

DTLs
Ordinary
Investments	$3,856	$1,141	$2,715
Policyholder reserves	15,759	18,344	(2,585)
Prepaid commissions	481	584	(103)
Deferred premium asset	-	209	(209)
Other	3	3	-

Subtotal	$20,099	$20,281	$(182)

Capital
Investments	$-	$22,996	$(22,996)
Unrealized gains	29,127	25,556	3,571

Subtotal	$29,127	$48,552	$(19,425)

DTLs	$49,226	$68,833	$(19,607)

Net DTAs/DTLs	$29,598	$21,540	$8,058

The change in net deferred income tax comprises the following as of December 31 (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	2019	2018	Change
Total DTAs	$96,625	$90,373	$6,252
Total DTLs	49,226	68,833	(19,607)

Net DTAs (DTLs)	$47,399	$21,540	25,859

Tax effect of unrealized gains (losses)			3,399

Change in net deferred income tax			29,258
Tax effect of nonadmitted assets			455
Adjustment of prior year tax liabilities			1,788

Change in net deferred income tax relating to the provision			$31,501

26

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2018	2017	Change
Total DTAs	$90,373	$80,535	$9,838
Total DTLs	68,833	59,754	9,079

Net DTAs (DTLs)	$21,540	$20,781	759

Tax effect of unrealized gains (losses)			(5,956)

Change in net deferred income tax			(5,197)
Tax effect of nonadmitted assets			(1)
Adjustment of prior year tax liabilities			-

Change in net deferred income tax relating to the provision			$(5,198)

The provision for incurred income taxes for the years ended December 31, was:

(in thousands)	2019	2018	Change
Current Income Tax
Federal	$26,390	$5,320	$21,070
Federal income tax on net capital gains	3,957	731	3,226

Federal and foreign income taxes incurred	$30,347	$6,051	$24,296

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of December 31:

($ in thousands)	2019	Effective Tax Rate	2018	Effective Tax Rate
Provision computed at statutory rate	$(336)	21.0%	$15,202	21.0%
IMR amortization	(674)	42.1	(1,222)	(1.7)
Dividend received deduction	(238)	14.8	(305)	(0.4)
Non-deductibles	146	(9.1)	110	0.2
Tax credits	(32)	2.0	(39)	(0.1)
Prior year true-up	(30)	1.9	(2,507)	(3.4)
Other	10	(0.6)	10	-
Change in net deferred income taxes	31,501	(1,966.4)	(5,198)	(7.2)

Total statutory income taxes	$30,347	(1,894.3)%	$6,051	8.4%

As of December 31, 2019, capital gain income taxes incurred by the Company in 2019, 2018 and 2017 of $31 million, $9 million and $15 million, respectively, will be available for recoupment in the event of future net capital losses.

The Company joins the Corporation and its 74 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Information Concerning Parent, Subsidiaries and Affiliates

Related party transactions

The Company reported the following as receivables from affiliates as of December 31:

(in thousands)	2019	2018
Allstate Financial Services, LLC (“AFS”)	$191	$251
Allstate Assurance Company	42	-
Intramerica Life Insurance Company	5	6
Allstate Distributors, LLC	-	1

Total	$238	$258

The Company also reported the following as payable to affiliates as of December 31:

(in thousands)	2019	2018
ALIC	$1,844	$2,484
AIC	1,332	1,379
Allstate Investments, LLC (“AILLC”)	817	1,018
American Heritage Life Insurance Company	481	622
Corporation	6	1

Total	$4,480	$5,504

Intercompany receivable and payable balances are evaluated on an individual company basis. Net intercompany balances less than $1 million and those equal to or greater than $1 million are generally settled quarterly and monthly, respectively, with one exception. Net intercompany balances with AFS are settled monthly regardless of dollar amount.

27

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Related party commitments

Surety bonds issued by AIC

The Company issued structured settlement annuities (“SSAs”), a type of immediate annuity, in 2013 and prior at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC.

In most cases, these annuities were issued under a “qualified assignment”, whereby Allstate Assignment Company and prior to July 1, 2001 Allstate Settlement Corporation (“ASC”), both wholly-owned subsidiaries of ALIC, purchased annuities from the Company. Effective March 22, 2013, the Company no longer offers SSAs. AIC issued surety bonds to indemnify the payment of structured settlement benefits assigned to ASC from both AIC and unaffiliated parties, and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to indemnify the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuity payments that are indemnified by ALIC or the surety bonds of AIC were $2.04 billion and $2.05 billion as of December 31, 2019 and 2018, respectively.

Significant related party agreements

The Company is a party to the New York Insurer Supplement to Amended and Restated Service and Expense Agreement (the “Agreement”) between the Corporation and certain of its affiliated insurance companies pursuant to which AIC provides access to a variety of services, including the utilization of shared bank accounts for cash collections and disbursements in certain situations. The Agreement provides for cost sharing and allocation of operating expense among the parties.

The Company is a party to the Investment Advisory Agreement and Amendment to Service Agreement with AILLC whereby AILLC provides investment management services.

The Company has a reinsurance agreement with ALIC, reinsuring various life and accidental death benefits on specified individual policy forms issued by the Company. Life policies are reinsured on a yearly renewable term basis.

The Company, ALIC and The Bank of New York (“BONY”) entered into a credit for reinsurance trust agreement (“Reinsurance Trust”) effective December 23, 2019, with ALIC as grantor, the Company as beneficiary and BONY as trustee. ALIC established the Reinsurance Trust under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114) for the benefit of the Company. The assets held under the Reinsurance Trust amounted to $1.45 billion as of December 31, 2019.

The Company is a party to a federal income tax allocation agreement with the Corporation.

7.	Company Benefit Plans

The Company utilizes the services of AIC employees. AIC and the Corporation provide various benefits, including defined benefit pension plans, certain health care and life insurance benefits for certain eligible employees, retired employees and employee-agents and participation in The Allstate 401(k) Savings Plan. The Company was allocated its share of the costs associated with these benefits in accordance with the Agreement. The Company’s allocated share of these benefits was $2 million and $1 million in 2019 and 2018, respectively. In addition, certain AIC employees also participate in a share-based payment plan, The Allstate Corporation 2019 Equity Incentive Plan that amended and restated the 2013 Equity Incentive Plan. Currently, awards of nonqualified stock options, restricted stock units, and performance stock awards are granted to certain employees of AIC. The Company is allocated expenses associated with the costs, determined at the individual participant level. The Company’s allocated share of these costs was $1 million and $2 million in 2019 and 2018, respectively. Contractually, the Company’s obligations are limited to its share of the allocated service costs.

8.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of December 31, 2019 and 2018. All common shares had a par value of $25 per share.

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus as of December 31 were as follows:

(in thousands)	2019	2018
Nonadmitted assets	$(21,672)	$(6,118)
AVR	(145,134)	(122,319)
Net unrealized capital gains (losses) less capital gains tax	106,665	93,879

28

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Dividend restrictions

The ability of the Company to pay dividends is generally dependent on business conditions, income, cash requirements, and other relevant factors. This amount is formula driven based on net income and capital and surplus, as well as the timing and amounts of dividends paid in the preceding twelve months as specified by New York insurance law. Any dividend must be paid out of unassigned surplus and cannot result in capital and surplus being less than the minimum amount required by law. Dividends are not cumulative. As of December 31, 2019, the Company cannot declare or pay dividends without the prior approval of the NYDFS because of its negative net gain from operations in 2019.

9.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

Guaranty fund assessments

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company’s policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile’s statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2019 and 2018, the Company had accrued $762 thousand and $756 thousand, respectively, for future guaranty fund assessments, and $763 thousand and $757 thousand, respectively, for the related premium tax offset expected to be received. The period over which assessments are expected to be paid varies. Premium tax offsets are realized on a straight-line basis over the period allowed by each individual state once the guaranty fund assessment has been paid. The Company did not recognize an impairment loss on the premium tax offsets in 2019 or 2018.

Reconciliations of assets recognized from paid and accrued premium tax offsets and policy surcharges were as follows:

(in thousands)	2019	2018
Assets recognized from paid and accrued premium tax offsets and policy surcharges as of prior year end	$1,136	$3,619

Decreases during the year:
Premium tax offset applied	224	2,484

Increases during the year:
Policy surcharges collected/accrued	7	1

Assets recognized from paid and accrued premium tax offsets and policy surcharges as of current year end	$919	$1,136

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2019:

($ in thousands)
Discount rate applied	4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

	Guaranty fund assessment		Related assets
Name of the insolvency	Undiscounted	Discounted	Undiscounted	Discounted
American Network Insurance Company	$2	$1	$1	$1
Penn Treaty Network America Insurance Company	5	3	5	3
Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years

American Network Insurance Company	36	23-59	52	32	23-59	52
Penn Treaty Network America Insurance Company	41	41-68	54	37	41-68	54

29

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2018:

($ in thousands)
Discount rate applied	4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

	Guaranty fund assessment		Related assets
Name of the insolvency	Undiscounted	Discounted	Undiscounted	Discounted
American Network Insurance Company	$2	$1	$1	$1
Penn Treaty Network America Insurance Company	6	3	5	3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	43	15-60	51	38	15-60	52
Penn Treaty Network America Insurance Company	44	42-69	57	39	42-69	57

10.	Sale, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

Transfer and servicing of financial assets

The Company’s business activities included securities lending programs with third parties, mostly large banks. As of December 31, 2019 and 2018, bonds and common stocks within the General Account with fair values of $152 million and $67 million, respectively, were on loan under these agreements. The Company did not have securities lending transactions within the Separate Accounts as of December 31, 2019 or 2018. Securities lent were either specifically identified by the lending bank or segregated into a separate custody account.

Wash sales

In the course of managing the investment portfolio, securities may be sold and reacquired within 30 days of the sale date in order to enhance the portfolio’s yield.

In December 2019, the NAIC adopted guidance which clarified that only investments that meet the definition of a wash sale in accordance with SSAP No. 103R, Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that crosses reporting periods are subject to disclosure. Prior to December 2019 reporting, wash sales that were within the same reporting period were also disclosed.

The details of securities with an NAIC designation of 3 or below, and those without an NAIC designation, which were sold during the years ended December 31, 2018 and reacquired within 30 days of the sale date were as follows:

($ in thousands)	2018
Description	NAIC Designation	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain (Loss)
Bonds	3	-	$-	$-	$-
Bonds	4	-	-	-	-
Bonds	5	-	-	-	-
Common stocks		11	6,847	7,970	1,024

30

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

11.	Reinsurance

The estimated amount of the aggregate reduction in surplus, for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than for nonpayment of premium or other similar credits, of termination of all reinsurance agreements, by either party, was $1 million as of December 31, 2019 and 2018.

The effects of reinsurance on premiums and annuity considerations, and benefits for the years ended December 31 were as follows:

(in thousands)	2019	2018
Premiums and annuity considerations
Direct	$220,163	$217,125
Assumed	612	591
Ceded:
ALIC	(6,412)	(5,405)
Non-affiliates	(15,335)	(15,947)

Total ceded	(21,747)	(21,352)

Premiums and annuity considerations, net of reinsurance	$199,028	$196,364

(in thousands)	2019	2018
Benefits
Direct	$498,431	$530,267
Assumed	562	599
Ceded:
ALIC	(4,161)	(83)
Non-affiliates	(51,979)	(56,645)

Total ceded	(56,140)	(56,728)

Benefits, net of reinsurance	$442,853	$474,138

Reserve credits taken for all reinsurance agreements were $1.54 billion and $353 million as of December 31, 2019 and 2018, respectively.

Reinsurance Agreement with ALIC

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain SSAs to its parent, ALIC. Under the terms of the agreement, if the fixed income book yield on the portion of the Company’s investment portfolio that supports SSAs’ liabilities falls below the average statutory rate, ALIC will pay a benefit. In return, the Company pays a premium to ALIC that is based on and varies with the aggregate statutory reserve balance of the SSAs. The Company paid premium related to the reinsurance treaty to ALIC of $4 million and $3 million in 2019 and 2018, respectively. The Company received benefits of $2 million from ALIC in 2019; no benefits were received in 2018.

12.	Direct Premium Written/Produced by Managing General Agents/Third-Party Administrators (“TPAs”)

The aggregate amount of direct premiums written/produced by managing general agents/TPAs was $5 million for the years ended December 31, 2019 and 2018, which was less than 5% of the Company’s surplus.

31

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

13.	Analysis of Annuity Actuarial Reserves and Deposit-Type Liabilities by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies were as follows as of December 31:

($ in thousands)	2019
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$2,785	$149,321	$-	$152,106	3.4%
b. At book value less current surrender charge of 5% or more	1,430	-	-	1,430	-
c. At fair value	2,153	-	157,383	159,536	3.6

d. Total with market value adjustment or at fair value (total of a through c)	6,368	149,321	157,383	313,072	7.0
e. At book value without adjustment (minimal or no charge or adjustment)	977,893	2,883	-	980,776	21.9
(2) Not subject to discretionary withdrawal	3,182,323	-	4,546	3,186,869	71.1

(3) Total (gross: direct + assumed)	4,166,584	152,204	161,929	4,480,717	100.0%

(4) Reinsurance ceded	1,262,164	-	-	1,262,164

(5) Total (net) (3) – (4)	$2,904,420	$152,204	$161,929	$3,218,553

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$1,134	$-	$-	$1,134

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$29,486	$-	$-	$29,486	8.2%
b. At book value less current surrender charge of 5% or more	662	-	-	662	0.2
c. At fair value	-	-	86,114	86,114	24.0

d. Total with market value adjustment or at fair value (total of a through c)	30,148	-	86,114	116,262	32.4
e. At book value without adjustment (minimal or no charge or adjustment)	223,559	-	-	223,559	62.3
(2) Not subject to discretionary withdrawal	17,545	-	1,397	18,942	5.3

(3) Total (gross: direct + assumed)	271,252	-	87,511	358,763	100.0%

(4) Reinsurance ceded	98,186	-	-	98,186

(5) Total (net) (3) – (4)	$173,066	$-	$87,511	$260,577

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$258	$-	$-	$258

DESPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$-	$-	$-	$-	-%
b. At book value less current surrender charge of 5% or more	-	-	-	-	-
c. At fair value	42	-	-	42	-

d. Total with market value adjustment or at fair value (total of a through c)	42	-	-	42	-
e. At book value without adjustment (minimal or no charge or adjustment)	13,109	-	-	13,109	3.8
(2) Not subject to discretionary withdrawal	329,849	-	-	329,849	96.2

(3) Total (gross: direct + assumed)	343,000	-	-	343,000	100.0%

(4) Reinsurance ceded	-	-	-	-

(5) Total (net) (3) – (4)	$343,000	$-	$-	$343,000

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$-	$-	$-	$-

32

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

($ in thousands)	2018
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With market fair value adjustment	$33,938	$153,311	$-	$187,249	4.6%
At book value less current surrender charge of 5% or more	3,618	-	-	3,618	0.1
At fair value	2,593	-	223,224	225,817	5.5

Total with market value adjustment or at fair value	40,149	153,311	223,224	416,684	10.2
At book value without adjustment (minimal or no charge or adjustment)	1,323,272	3,213	-	1,326,485	32.3
Not subject to discretionary withdrawal	2,357,206	-	4,891	2,362,097	57.5

Total (gross: direct + assumed)	3,720,627	156,524	228,115	4,105,266	100.0%

Reinsurance ceded	167,893	-	-	167,893

Total (net)	$3,552,734	$156,524	$228,115	$3,937,373

Reconciliation of total annuity actuarial reserves and deposit fund liabilities was as follows as of December 31:

(in thousands)	2019	2018

Life & Accident & Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$3,077,486	$3,181,964
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	343,000	370,770

Subtotal	3,420,486	3,552,734
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	401,644	384,639

Combined Total	$3,822,130	$3,937,373

14.	Analysis of Life Actuarial Reserves by Withdrawal Characteristics

Withdrawal characteristics of life actuarial reserves were as follows as of December 31:

(in thousands)	2019

	General Account			Separate Account – Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$145	$145	$-	$-	$-
Universal life	424,180	420,895	432,729	-	-	-
Universal life with secondary guarantees	263,915	184,035	483,104	-	-	-
Indexed universal life with secondary guarantees	43,845	21,389	43,431	-	-	-
Variable universal life	1,850	1,604	2,404	15,769	14,918	15,477
Miscellaneous reserves	-	56,715	83,223	-	-	-
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	414,986	XXX	XXX	-
Accidental death benefits	XXX	XXX	85	XXX	XXX	-
Disability – Active lives	XXX	XXX	765	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	14,651	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	54,819	XXX	XXX	-

Total (gross: direct + assumed)	733,790	684,783	1,530,342	15,769	14,918	15,477
Reinsurance ceded	-	-	180,001	-	-	-

Total (net)	$733,790	$684,783	$1,350,341	$15,769	$14,918	$15,477

33

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
Reconciliation of total life actuarial reserves was as follows as of December 31:

2019
Life & Accident & Health Annual Statement:
Exhibit 5, Life Insurance Section, Total (net)	$1,281,272
Exhibit 5, Accidental Death Benefits Section, Total (net)	85
Exhibit 5, Disability – Active Lives Section, Total (net)	764
Exhibit 5, Disability – Disabled Lives Section, Total (net)	14,560
Exhibit 5, Miscellaneous Reserves Section, Total (net)	53,660

Subtotal	1,350,341

Separate Accounts Annual Statement:
Exhibit 3, Line 0199999, Column 2	15,477

Combined total	$1,365,818

15.	Premiums and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations, net of reinsurance, as of December 31 were as follows:

(in thousands)	2019		2018
Type	Gross	Net of Loading	Gross	Net of Loading
Ordinary new business	$1,430	$433	$3,188	$914
Ordinary renewal	22,720	29,329	21,501	27,967

Total	$24,150	$29,762	$24,689	$28,881

16.	Separate Accounts

The Company’s Separate Accounts were attributed to the following products/transactions as of December 31:

(in thousands)	2019		2018
Product/transaction	Legally insulated assets	Separate Account Assets (Not legally insulated)	Legally insulated assets	Separate Account Assets (Not legally insulated)
Variable annuity contracts	$249,776	$-	$228,542	$-
Variable life policies	15,770	-	13,168	-
MGA	-	139,089	-	157,826

Total	$265,546	$139,089	$241,710	$157,826

Separate Accounts held by the Company are for variable annuity contracts, variable life policies and MGA contracts. The assets and liabilities of variable annuity contracts and variable life policies are recorded as assets and liabilities of the Separate Accounts and are legally insulated from the General Account, excluding any purchase payments or transfers directed by the contractholder to earn a fixed rate of return which are included in the Company’s General Account assets. The legal insulation of the Separate Accounts assets prevents such assets from being generally available to satisfy claims resulting from the General Account. Separate Accounts which contain variable annuity and variable life business are unit investment trusts and registered with the Securities and Exchange Commission (“SEC”). As of December 31, 2019 and 2018, all assets of the Separate Accounts that support the variable annuity and variable life business were legally insulated. Variable annuity and variable life business allow the contractholder to accumulate funds within a variety of portfolios, at rates which depend upon the return achieved from the types of investments chosen. The net investment experience of the Separate Accounts is credited directly to the contractholder and can be favorable or unfavorable. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives and policies. Absent any contract provision wherein the Company provides a guarantee, the contractholders of the variable annuity and variable life products bear the investment risk that the Separate Account’s funds may not meet their stated investment objectives. Variable annuity and variable life business is included in the Nonguaranteed Separate Accounts column of the following tables.

The assets and liabilities of MGA contracts are also recorded as assets and liabilities of the Separate Accounts, however, they are not legally insulated from the General Account. MGA products are non-unitized products, most of which are not registered with the SEC. The Separate Account for MGA products provides the opportunity for the contractholder to invest in one or any combination of up to ten interest rate guarantee periods. Amounts withdrawn from the contract in excess of the free withdrawal amount are subject to market value adjustments. MGA business is included in the Nonindexed Guarantee Less than/equal to 4% or the Nonindexed Guarantees More than 4% column of the following tables.

Some of the Separate Account liabilities are guaranteed by the General Account. To compensate the General Account for the risk taken on variable annuity products, the Separate Accounts paid risk charges of $559 thousand and $618 thousand in 2019 and 2018, respectively. The amount paid by the General Account for Separate Account guarantees for variable annuity products was $197 thousand and $110 thousand in 2019 and 2018, respectively.

In connection with the disposal of the Company’s variable annuity business to Prudential Insurance Company of America (“Prudential”), there is a modified coinsurance reinsurance agreement under which the Separate Account assets and liabilities remain in the Company’s Statements of Financial Position, but the related results of operations are fully reinsured to Prudential and presented net of reinsurance in the Statements of

34

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Operations. In contrast, assets supporting General Account liabilities, including the future rights and obligations related to benefit guarantees and fixed rate of return fund investments, have been transferred to Prudential under the coinsurance reinsurance provisions. The reinsurance agreements do not contain limits or indemnifications with regard to the insurance risk transfer, and transferred all of the future risks and responsibilities for performance in the underlying variable annuity contracts to Prudential, including those related to benefit guarantees and fixed rate of return fund investments, in accordance with SSAP No. 61R. The Separate Accounts balances related to the modified coinsurance reinsurance were $249 million and $228 million as of December 31, 2019 and 2018, respectively. The General Account liability balances reinsured to Prudential under the coinsurance reinsurance were $164 million and $168 million as of December 31, 2019 and 2018, respectively, and consisted of the liabilities for fixed rate of return fund investments and benefit guarantees.

Information regarding the Company’s Separate Accounts as of December 31 was as follows:

(in thousands)	2019
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%		Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/19	$-	$-		$1,979	$1,979

Reserves as of December 31, 2019
For accounts with assets at:
Fair value	$152,204	$-	$	` 264,917	$417,121
Amortized cost	-	-		-	-

Total reserves	$152,204	$-		$264,917	$417,121

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$149,321	$-		$-	$149,321
At book value without market value adjustment and with current surrender charge of 5% or more	-	-		-	-
At fair value	-	-		258,973	258,973
At book value without market value adjustment and with current surrender charge less than 5%	2,883	-		-	2,883

Subtotal	152,204	-		258,973	411,177
Not subject to discretionary withdrawal	-	-		5,944	5,944

Total	$152,204	$-		$264,917	$417,121

Reserves for asset default risk in lieu of AVR	N/A	N/A		N/A	N/A

	2018
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%		Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/18	$-	$-		$2,096	$2,096

Reserves as of December 31, 2018
For accounts with assets at:
Fair value	$156,524	$-		$240,982	$397,506
Amortized cost	-	-		-	-

Total reserves	$156,524	$-		$240,982	$397,506

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$153,311	$-		$-	$153,311
At book value without market value adjustment and with current surrender charge of 5% or more	-	-		-	-
At fair value	-	-		236,091	236,091
At book value without market value adjustment and with current surrender charge less than 5%	3,213	-		-	3,213

Subtotal	156,524	-		236,091	392,615
Not subject to discretionary withdrawal	-	-		4,891	4,891

Total	$156,524	$-		$240,982	$397,506

Reserves for asset default risk in lieu of AVR	N/A	N/A		N/A	N/A

35

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Reconciliation of net transfers to or (from) the Separate Accounts for the years ended December 31 was as follows:

(in thousands)		2019		2018
Transfers as reported in the Summary of Operations of the Separate Accounts Statement
Transfers to Separate Accounts	$	1,979	$	2,096
Transfers from Separate Accounts		46,281		68,568

Net transfers to (from) Separate Accounts		(44,302)		(66,472)

Reconciling adjustments		-		-

Transfers as reported in the Statements of Operations	$	(44,302)	$	(66,472)

17.	Other Items

Balances reasonably possible to be uncollectible

Agents’ balances receivable are 100% nonadmitted after the establishment of a valuation allowance. The allowance balance for admitted agents’ balances receivable was $4 million and $161 thousand as of December 31, 2019 and 2018, respectively.

Scottish Re (U.S.), Inc. (“SRUS”)

The parent of SRUS, Scottish Holdings, Inc. and their parent, collectively referred to as SHI, filed U.S. Chapter 11 proceedings on January 28, 2018. During 2018, a stock purchase agreement was executed between SHI and Hildene Re Holdings LLC for the purchase of SHI. The sale did not occur in 2018 and SRUS did not file the statutory statements for December 31, 2018 or later.

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner (the “Petition”). Pursuant to the Petition, it is expected that SRUS will submit a Plan of Rehabilitation. ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. The court has not yet ruled on either of these motions. In the interim, the Company and several other affected parties have been permitted to exercise certain setoff rights while the parties address any potential disputes.

The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $34 thousand and net of nonadmitted recoverables for paid claims of $15 thousand, were $443 thousand as of December 31, 2019. The Company’s reinsurance reserve credit and recoverables with SRUS were $552 thousand as of December 31, 2018. The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

Participating policies

For 2019 and 2018, the Company recognized direct premiums related to life participating policies of $48 thousand and $101 thousand, respectively. In both 2019 and 2018, these amounts represented less than one-half of one percent of total life premiums and annuity considerations earned. The Company uses accrual accounting to record policyholder dividends on participating policies. The Company paid dividends of $43 thousand and $123 thousand in 2019 and 2018, respectively, to participating policyholders and did not allocate additional income. All of the Company’s accident and health contracts were nonparticipating as of December 31, 2019 and 2018.

Amount of insurance for gross premium less than net premiums

As of December 31, 2019 and 2018, the Company had $1.85 billion and $2.01 billion, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standards of valuation set by the State of New York. Reserves to cover the above insurance totaled $52 million and $54 million as of December 31, 2019 and 2018, respectively.

Other reserve changes for life and annuity contracts

In 2019, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $52 million. Other reserve changes in 2019 were as follows:

(in thousands)	2019
Item	Ordinary Life Insurance
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$51,523

Total	$51,523

36

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

In 2018, the Company’s aggregate reserves for life and annuity contracts were decreased by other reserve changes of $817 thousand. Other reserve changes in 2018 were as follows:

(in thousands)		2018
Item		Ordinary Life Insurance
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$	(817)

Total	$	(817)

18.	Events Subsequent

The Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods and social distancing, have caused material disruption to businesses globally resulting in increased unemployment, a potential recession and increased economic uncertainty.

Depending on its length and severity, the Coronavirus and the related containment actions may significantly affect the Company’s results of operations, financial condition and liquidity, including sales of new policies, life insurance mortality and hospital and outpatient claim costs, annuity reserves, lower investment valuations and returns and increases in credit risk. In addition, the actions may impact the Company’s operations.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers to mitigate health risks create significant uncertainty. The Company will continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to the Company’s operations, but the effects could be material and may continue, emerge or accelerate into 2021.

An evaluation of subsequent events was made through May 19, 2020, the date the audited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the statutory-basis financial statements.

* * * * * *

37

ALLSTATE LIFE INSURANCE COMPANY OF

NEW YORK

Statutory-basis Financial Statements as of June 30,

2021 (unaudited) and December 31, 2020 and for the

Six Months Ended June 30, 2021 and 2020

(unaudited).

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

 JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

(in thousands except par value and number of shares)	June 30, 2021	December 31, 2020
ADMITTED ASSETS
Bonds (fair value: $4,914,698 and $4,788,589)	$4,415,100	$4,175,040
Preferred stocks (fair value: $1,848 and $2,236)	1,848	1,796
Common stocks (cost: $117,769 and $170,915)	162,702	249,205
Mortgage loans on real estate	534,362	616,560
Cash, cash equivalents and short-term investments	53,050	130,453
Contract loans	36,724	37,280
Derivatives	7,889	8,469
Other invested assets	359,366	342,484
Receivables for securities	29,606	206
Securities lending reinvested collateral assets	-	1,414

Subtotals, cash and invested assets	5,600,647	5,562,907

Investment income due and accrued	44,413	44,801
Premiums and considerations	26,980	29,609
Reinsurance recoverables and other reinsurance receivables	8,283	5,060
Net deferred tax asset	31,873	32,760
Guaranty funds receivable or on deposit	909	908
Advanced benefits	4,664	6,421
Other assets	2,627	3,454
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	423,113	423,762

Total	$6,143,509	$6,109,682

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,511,844	$4,536,404
Liability for deposit-type contracts	295,465	314,658
Contract claims	22,232	18,556
Interest maintenance reserve	11,644	13,515
Transfers to Separate Accounts due or accrued (net)	10,568	8,570
Current federal and foreign income taxes	12,973	34
Asset valuation reserve	143,327	137,711
Payable to parent, subsidiaries and affiliates	4,188	4,674
Payable for securities	43,388	-
Payable for securities lending	2,273	76,033
Reserve for uncashed checks	6,907	6,710
Other liabilities	10,855	13,204
From Separate Accounts Statement	423,113	423,762

Total liabilities	5,498,777	5,553,831

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	510,979	422,098

Total capital and surplus	644,732	555,851

Total	$6,143,509	$6,109,682

 See notes to statutory-basis financial statements (unaudited).

1

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF OPERATIONS (UNAUDITED)

 SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(in thousands)	June 30, 2021	June 30, 2020
Premiums and annuity considerations for life and accident and health contracts	$83,871	$84,222
Net investment income	126,866	137,224
Amortization of interest maintenance reserve	2,734	2,524
Commissions and expense allowances on reinsurance ceded	1,149	1,057
Reserve adjustments on reinsurance ceded	(24,064)	(10,429)
Miscellaneous income	966	133

Total	191,522	214,731

Death benefits	51,403	54,127
Annuity benefits	68,365	77,030
Disability benefits and benefits under accident and health contracts	6,575	6,168
Surrender benefits and withdrawals for life contracts	42,059	44,983
Interest and adjustments on contracts or deposit-type contract funds	7,842	8,825
Increase (decrease) in aggregate reserves for life and accident and health contracts	(24,560)	72,368
Commissions on premiums, annuity considerations, and deposit-type contract funds	5,482	5,292
General insurance expenses	13,618	14,920
Insurance taxes, licenses and fees, excluding federal income taxes	3,234	3,509
(Increase) decrease in loading on deferred and uncollected premiums	73	146
Net transfers to or (from) Separate Accounts net of reinsurance	(28,024)	(17,240)
Other expenses	158	66

Total	146,225	270,194

Net income (loss) from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	45,297	(55,463)
Federal and foreign income taxes incurred (excluding tax on capital gains)	7,742	8,618

Net income (loss) from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	37,555	(64,081)
Net realized capital gains (losses) less capital gains tax of $12,581 and $(4,620)	47,327	(17,379)

Net income (loss)	$84,882	$(81,460)

 See notes to statutory-basis financial statements (unaudited).

2

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021 AND 2020

(in thousands)	2021	2020
Capital and surplus, December 31, prior year	$555,851	$614,167
Net income (loss)	84,882	(81,460)
Change in net unrealized capital gains (losses)	9,581	(42,547)
Change in net unrealized foreign exchange capital gains (losses)	(1,777)	369
Change in net deferred income tax	(1,278)	21,134
Change in nonadmitted assets	3,089	(28,119)
Change in asset valuation reserve	(5,616)	50,357

Capital and surplus, June 30	$644,732	$533,901

 See notes to statutory-basis financial statements (unaudited).

3

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF CASH FLOWS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021 AND 2020

(in thousands)
Cash from operations	June 30, 2021	June 30, 2020
Premiums collected net of reinsurance	$86,608	$85,196
Net investment income	120,168	118,502
Miscellaneous income	49	(1,439)

Total	206,825	202,259

Benefits and loss related payments	190,741	195,968
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(30,022)	(5,656)
Commissions, expenses paid and aggregate write-ins for deductions	22,550	25,159
Dividends paid to policyholders	17	2
Federal and foreign income taxes paid (recovered)	7,612	65

Total	190,898	215,538

Net cash from (used in) operations	15,927	(13,279)

Cash from investments
Proceeds from investments sold, matured or repaid	539,112	747,084
Cost of investments acquired (long-term only)	533,213	703,709
Net increase or (decrease) in contract loans and premium notes	(523)	(52)

Net cash from investments	6,422	43,427

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(27,008)	(24,747)
Other cash provided (applied)	(72,744)	(40,945)

Net cash used in financing and miscellaneous sources	(99,752)	(65,692)

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	(77,403)	(35,544)
Cash, cash equivalents and short-term investments, beginning of year	130,453	220,888

Cash, cash equivalents and short-term investments, end of period	$53,050	$185,344

Supplemental disclosures for non-cash transactions
Change in payable for securities acquired	$43,388	$3,731
Portfolio investments exchanged	37,459	41,592
Change in receivable for securities sold	29,399	150,125
Reinvestment of non-cash distributions from other invested assets	2,159	822
Income from other invested assets	383	11,120
Stock dividends received	5	8
Stock distributions - return of capital	5	1

 See notes to statutory-basis financial statements (unaudited).

4

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company serves customers through Allstate exclusive agents and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force deferred fixed annuities and immediate fixed annuities. The Company also previously offered variable annuities which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the NYDFS is shown below:

(in thousands)
	June 30, 2021	June 30, 2020
Net Income
The Company’s state basis	$84,882	$(81,460)
State prescribed practices that increase/(decrease) NAIC SAP:
Premiums	135	80
Commissions and expense allowances on reinsurance ceded	71	118
Increase in loading on deferred and uncollected premium	814	715
Increase in aggregate reserves for asset/liability analysis (net)	-	-
State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$83,862	$(82,373)

Surplus
The Company’s state basis	$644,732	$533,901
State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(8,681)	(8,975)
Aggregate write-ins (Reinsurance balances recoverable)	2,327	2,374
Increase in aggregate reserves for asset/liability analysis (net)	-	-
State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$651,086	$540,502

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

5

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Investments

Loan-backed and structured securities (“LBASS”) with an NAIC designation of 1 through 5 are reported at amortized cost using the effective yield method. LBASS with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis.

As of June 30, 2021, perpetual preferred stocks are reported at fair value as the Company adopted SSAP No. 32R, Preferred Stock. As of December 31, 2020, perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. For preferred stocks reported at fair value, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

All other significant accounting policies are described in Note 2 in the year end 2020 audited statutory-basis financial statements.

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value:

(in thousands)		Gross Unrealized Gains	Gross Unrealized Losses
June 30, 2021	Statement Value			Fair Value
Industrial and miscellaneous	$3,754,867	$372,084	$(17,155)	$4,109,796
U.S. special revenue	297,143	94,972	-	392,115
U.S. governments	223,728	3,203	(283)	226,648
U.S. political subdivisions	99,426	25,745	-	125,171
States, territories and possessions	37,688	20,933	-	58,621
Hybrid securities	2,248	110	(11)	2,347

Total bonds	$4,415,100	$517,047	$(17,449)	$4,914,698

December 31, 2020	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,562,629	$460,008	$(3,731)	$4,018,906
U.S. special revenue	299,084	102,112	-	401,196
U.S. governments	176,118	5,122	-	181,240
U.S. political subdivisions	98,764	27,351	-	126,115
States, territories and possessions	37,697	22,592	-	60,289
Hybrid securities	748	95	-	843

Total bonds	$4,175,040	$617,280	$(3,731)	$4,788,589

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position:

(in thousands)	June 30, 2021
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$604,665	$(16,757)	$11,247	$(1,110)	$(17,867)
LBASS	-	-	-	-	-
Common stocks	634	(772)	-	-	(772)
Preferred stocks	-	-	-	-	-

Total	$605,299	$(17,529)	$11,247	$(1,110)	$(18,639)

6

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

	December 31, 2020
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$136,122	$(2,602)	$20,134	$(982)	$(3,584)
LBASS	7,064	(162)	-	-	(162)
Common stocks	489	(771)	-	-	(771)
Preferred stocks	-	-	422	(78)	(78)

Total	$143,675	$(3,535)	$20,556	$(1,060)	$(4,595)

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of June 30, 2021.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(15,531)	$(1,203)	$(16,734)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(1,133)	(1,133)

Total unrealized losses	$(15,531)	$(2,336)	$(17,867)

(1)	Below investment grade bonds included $1.2 million that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

Unrealized losses on common stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

As of June 30, 2021, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of June 30, 2021, the Company had the intent and ability to hold LBASS and common stocks with unrealized losses for a period of time sufficient for them to recover.

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of June 30, 2021:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$323,605	$330,870
Due after one year through five years	1,276,917	1,363,403
Due after five years through ten years	1,692,826	1,840,663
Due after ten years	1,145,749	1,403,775

Total	$4,439,097	$4,938,711

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

7

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Six months ended June 30, 2021	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$1,576	$335	$1,241
Preferred stocks	55	-	55
Common stocks	69,552	9,845	59,707
Cash and cash equivalents	5	89	(84)
Short-term investments	-	-	-
Derivatives	242	255	(13)
Other invested assets	130	36	94

	$71,560	$10,560	61,000

Capital gain tax expense			(12,810)
Transferred to IMR			(863)

Total			$47,327

(in thousands)
Six months ended June 30, 2020	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$11,620	$3,649	$7,971
Preferred stocks	1	122	(121)
Common stocks	2,261	18,278	(16,017)
Cash and cash equivalents	9	114	(105)
Short-term investments	3	-	3
Derivatives	602	165	437
Other invested assets	8	6,143	(6,135)

	$14,504	$28,471	(13,967)

Capital loss tax benefit			2,933
Transferred to IMR			(6,345)

Total			$(17,379)

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $223 million and $251 million for the six months ended June 30, 2021 and 2020, respectively. Gross gains of $229 thousand and $11 million and gross losses of $258 thousand and $3 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs for the six months ended June 30, 2021 and 2020, respectively. In addition, the Company recorded $2 million and $16 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships for the six months ended June 30, 2021 and 2020, respectively.

Mortgage loans on real estate

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $534 million and $617 million as of June 30, 2021 and December 31, 2020, respectively.

8

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Loan-backed securities

The Company held LBASS as of June 30, 2021 and 2020. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2021			2020
	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	70	1	86

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	2,177	266	2,017

Total		$-			$267

None of the Company’s LBASS were other-than-temporarily impaired during the first six months of 2021 as a result of the discounted present value of the cash flows expected to be collected being less than the amortized cost. The following LBASS were other-than-temporarily impaired during the first six months of 2020, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value At Time of OTTI	Date of Financial Statement Where Reported
CUSIP
22545DAG2	$70	$69	$1	$69	$86	03/31/2020
46628FAN1	2,177	1,911	266	1,911	2,017	06/30/2020

Total			$267

Securities lending transactions

The fair value of the Company’s cash collateral received in connection with its securities lending program was $2 million and $76 million as of June 30, 2021 and December 31, 2020, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program:

(in thousands)	June 30, 2021		December 31, 2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$3,394	$3,394	$59,021	$59,021
30 days or less	-	-	-	-
91 to 120 days	-	-	18,094	18,093

Total collateral reinvested	$3,394	$3,394	$77,115	$77,114

9

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Restricted assets

Restricted assets (including pledged) consisted of the following:

($ in thousands)	June 30, 2021
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$76,033	$(73,760)	$2,273	-%	-%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	3,289	(827)	2,462	0.1	0.1
On deposit with states	1,966	(2)	1,964	-	-
Collateral pledged for derivatives	645	(234)	411	-	-

Total restricted assets	$81,933	$(74,823)	$7,110	0.1%	0.1%

	December 31, 2020
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$157,280	$(81,247)	$76,033	1.2%	1.2%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	3,254	35	3,289	0.1	0.1
On deposit with states	1,977	(11)	1,966	-	-
Collateral pledged for derivatives	259	386	645	-	-

Total restricted assets	$162,770	$(80,837)	$81,933	1.3%	1.3%

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements:

(in thousands)	June 30, 2021
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$2,273	$2,273	-%	-%
Securities lending	-	-	-	-

Total collateral assets	$2,273	$2273	-%	-%

	December 31, 2020
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$74,619	$74,619	1.3%	1.3%
Securities lending	1,414	1,414	-	-

Total collateral assets	$76,033	$76,033	1.3%	1.3%

The Company’s obligations to return collateral assets (General Account) was $2 million and $76 million as of June 30, 2021 and December 31, 2020, respectively and accounted for 0% and 1.5% of the Company’s total liabilities as of June 30, 2021 and December 31, 2020, respectively.

4.       Fair Value Measurements

Fair value is defined, per SSAP No. 100R, Fair Value (“SSAP No. 100R”), as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

10

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position:

(in thousands)	June 30, 2021
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
Industrial and miscellaneous	$-	$-	$1,599	$-	$1,599

Perpetual preferred stock
Industrial and miscellaneous	-	116	-	1,732	1,848

Common stocks
Industrial and miscellaneous	114,544	6	-	6,599	121,149
Mutual funds	41,553	-	-	-	41,553

Total common stocks	156,097	6	-	6,599	162,702

Cash equivalents
Money market mutual funds	27,116	-	-	-	27,116

Derivative assets
Equity and index contracts	-	7,346	-	-	7,346
Foreign currency contracts	-	475	-	-	475
Interest rate contracts	-	-	68	-	68

Total derivative assets	-	7,821	68	-	7,889

Separate Accounts assets	292,625	119,310	11,178	-	423,113

Total assets at fair value	$475,838	$127,253	$12,845	$8,331	$624,267

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,005)	$-	$-	$(5,005)
Foreign currency contracts	-	(324)	-	-	(324)

Total derivative liabilities	-	(5,329)	-	-	(5,329)

Total liabilities at fair value	$-	$(5,329)	$-	$-	$(5,329)

11

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

(in thousands)	December 31, 2020
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	193,156	4	1	6,124	199,285
Mutual funds	49,920	-	-	-	49,920

Total common stocks	243,076	4	1	6,124	249,205

Cash equivalents
Money market mutual funds	69,884	-	-	-	69,884
Derivative assets
Equity and index contracts	-	8,000	-	-	8,000
Foreign currency contracts	-	447	-	-	447
Interest rate contracts	-	-	22	-	22

Total derivative assets	-	8,447	22	-	8,469

Separate Accounts assets	286,750	120,815	16,197	-	423,762

Total assets at fair value	$599,710	$129,266	$16,220	$6,124	$751,320

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,411)	$-	$-	$(5,411)
Foreign currency contracts	-	(397)	-	-	(397)

Total derivative liabilities	-	(5,808)	-	-	(5,808)

Total liabilities at fair value	$-	$(5,808)	$-	$-	$(5,808)

Investments in certain common and preferred stocks measured and reported at NAV in the Statements of Financial Position and presented in the table in Part A1 are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had $21 thousand of remaining commitments to invest in these investments over their remaining lives.

The Company consistently follows its policy for determining when transfers between levels are recognized. The policy about the timing of recognizing transfers into Level 3 is the same as that for recognizing transfers out of Level 3.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Perpetual preferred and common stocks - The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts – Modified guaranteed annuity (“MGA”) products may be supported by corporate bonds, including those that are privately placed, residential mortgage-backed securities (“RMBS”), asset-backed securities (“ABS”) and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

12

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Level 3 measurements

Bonds - Corporate bonds, including those that are privately placed, are valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate credit quality and industry sector of the issuer.

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)
Description	Beginning balance as of 01/01/2021	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus
Bonds
Industrial and miscellaneous	$-	$1,998	$-	$-	$(462)
Common stocks
Industrial and miscellaneous	1	-	-	287	(142)
Separate Accounts assets	16,197	-	-	(22)	78
Derivatives, net	22	-	-	(68)	72

Total assets and liabilities	$16,220	$1,998	$-	$197	$(454)

(continued) (in thousands)
Description	Purchases	Issuances	Sales	Settlements	Ending balance as of 06/30/2021
Bonds
Industrial and miscellaneous	$63	$-	$-	$-	$1,599
Common stocks
Industrial and miscellaneous	920	-	(1,066)	-	-
Separate Accounts assets	-	-	-	(5,075)	11,178
Derivatives, net	43	-	-	(1)	68

Total assets and liabilities	$1,026	$-	$(1,066)	$(5,076)	$12,845

(in thousands)
Description	Beginning balance as of 01/01/2020	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	5,893	-	-	(2)	(266)
Separate Accounts assets	15,125	-	-	21	114
Derivatives, net	44	-	-	10	(20)

Total assets and liabilities	$21,062	$-	$-	$29	$(172)

13

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

(continued) (in thousands)
Description	Purchases	Issuances	Sales	Settlements	Ending balance as of 06/30/2020
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	256	$-	$(254)	$-	$5,627
Separate Accounts assets	6,800	-	-	(97)	21,963
Derivatives, net	8	-	-	(35)	7

Total assets and liabilities	$7,064	$-	$(254)	$(132)	$27,597

Transfers into Level 3 during the first six months of 2021 included securities measured at lower of cost or market and reported at fair value in 2021 and at cost in 2020. There were no transfers into Level 3 during the first six months of 2020. There were no transfers out of Level 3 during the first six months of 2021 or 2020.

Presented below are the aggregate fair value estimates and admitted values of financial instruments. The Company was able to estimate the fair value of all its financial instruments in 2021 and 2020.

Financial assets

(in thousands)	June 30, 2021
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,851,369	$4,356,291	$170,176	$4,659,315	$21,878	$-
LBASS	63,329	58,809	-	53,951	9,378	-
Preferred stocks	1,848	1,848	-	116	-	1,732
Common stocks	162,702	162,702	156,097	6	-	6,599
Mortgage loans on real estate	564,755	534,362	-	-	564,755	-
Cash equivalents	47,115	47,115	47,115	-	-	-
Short-term investments	4,014	3,998	-	4,014	-
Derivatives	7,889	7,889	-	7,821	68	-
Other invested assets:
Unaffiliated surplus notes	10,212	7,591	-	10,212	-	-
Securities lending reinvested collateral	-	-	-	-	-	-
Separate Accounts	423,113	423,113	292,625	119,310	11,178	-

	December 31, 2020
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,719,036	$4,110,700	$102,167	$4,600,139	$16,730	$-
LBASS	69,553	64,340	-	59,466	10,087	-
Preferred stocks	2,236	1,796	-	590	-	1,646
Common stocks	249,205	249,205	243,076	4	1	6,124
Mortgage loans on real estate	644,725	616,560	-	-	644,725	-
Cash equivalents	109,063	109,062	92,383	16,680	-	-
Short-term investments	22,569	22,493	18,497	4,072	-
Derivatives	8,469	8,469	-	8,447	22	-
Other invested assets:
Unaffiliated surplus notes	10,300	7,591	-	10,300	-	-
Securities lending reinvested collateral	1,414	1,414	-	1,414	-	-
Separate Accounts	423,762	423,762	286,750	120,815	16,197	-
The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for

14

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on the valuation methods described earlier in this note. Certain preferred stocks, which do not have readily determinable fair values, and are investments in investment companies are measured utilizing NAV as a practical expedient.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stock in Levels 2 and 3 is based on the valuation methods described earlier in this note. Certain unaffiliated private common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of short-term investments in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of cash equivalents and short-term investments in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments:

(in thousands)	June 30, 2021
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$352,787	$284,572	$-	$-	$352,787	$-
Securities lending collateral	2,273	2,273	-	2,273	-	-
Derivatives	5,329	5,329	-	5,329	-	-

	December 31, 2020
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$385,058	$302,732	$-	$-	$385,058	$-
Securities lending collateral	76,033	76,033	-	76,033	-	-
Derivatives	5,808	5,808	-	5,808	-	-

The fair value of the liability for deposit-type contracts in Level 3 is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

15

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments were as follows:

(in thousands)	June 30, 2021	December 31, 2020
Commitments to invest in limited partnership interests	$87,239	$98,858
Private placement commitments	21	21

5.	Income Taxes

The change in net deferred income tax comprises the following (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	June 30, 2021	December 31, 2020	Change
Total deferred tax assets (“DTAs”)	$111,120	$117,320	$(6,200)
Total deferred tax liabilities (“DTLs”)	46,523	49,370	(2,847)
Net DTAs (DTLs)	$64,597	$67,950	(3,353)

Tax effect of unrealized gains (losses)			2,075
Change in net deferred income tax			(1,278)
Tax effect of nonadmitted assets			131
Change in net deferred income tax relating to the provision			$(1,147)

	June 30, 2020	December 31, 2019	Change
Total DTAs	$116,319	$96,625	$19,694
Total DTLs	36,574	49,226	(12,652)
Net DTAs (DTLs)	$79,745	$47,399	32,346

Tax effect of unrealized gains (losses)			(11,212)
Change in net deferred income tax			21,134
Tax effect of nonadmitted assets			265
Change in net deferred income tax relating to the provision			$21,399

The provision for incurred income taxes were as follows as of June 30:

(in thousands)		2021		2020		Change
Current Income Tax
Federal	$	7,742	$	8,618	$	(876)
Federal income tax on net capital gains		12,810		(2,933)		15,743

Federal and foreign income taxes incurred	$	20,552	$	5,685	$	14,867

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of June 30:

($ in thousands)		2021	Effective Tax Rate		2020	Effective Tax Rate
Provision computed at statutory rate	$	22,322	21.0%	$	(14,580)	21.0%
Other		(623)	(0.6)		(1,134)	1.6
Change in net deferred income taxes		(1,147)	(1.1)		21,399	(30.8)

Total statutory income taxes	$	20,552	(19.3)%	$	5,685	(8.2)%

The Company joins the Corporation and its 144 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of June 30, 2021 and December 31, 2020. All common shares had a par value of $25 per share. Changes to capital stock are further discussed under subsequent event note 10.

16

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus were as follows:

(in thousands)	June 30, 2021	December 31, 2020
Nonadmitted assets	$(35,996)	$(39,085)
Asset valuation reserve	(143,327)	(137,711)
Net unrealized capital gains (losses) less capital gains tax	112,249	104,445

7.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

8.	Reinsurance

The effects of reinsurance on premiums and annuity considerations, and benefits for the six months ended June 30 were as follows:

(in thousands)	2021	2020
Premiums and annuity considerations
Direct	$92,473	$91,675
Assumed	239	188
Ceded:
ALIC	(2,269)	(2,302)
Non-affiliates	(6,572)	(5,339)

Total ceded	(8,841)	(7,641)

Premiums and annuity considerations, net of reinsurance	$83,871	$84,222

(in thousands)	2021	2020
Benefits
Direct	$230,564	$225,989
Assumed	588	340
Ceded:
ALIC	(17,846)	(9,330)
Non-affiliates	(36,976)	(25,827)

Total ceded	(54,822)	(35,157)

Benefits, net of reinsurance	$176,330	$191,172

Reserve credits taken for all reinsurance agreements were $1.64 billion and $1.65 billion as of June 30, 2021 and December 31, 2020, respectively.

9.	Other Items

Scottish Re (U.S.), Inc. (“SRUS”)

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner.

In 2019, ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The motion was resolved by the implementation of a stipulated offset “protocol” that permits cedents to continue to offset claim payments and losses against premiums subject to certain limitations and reservations of rights by the receiver. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. This motion resulted in the receiver’s agreement to refund advances made by the Company to SRUS’ administrator from collected premiums. On June 30, 2020, the receiver filed a proposed Plan of Rehabilitation (“Plan”) for consideration by the Court. Following several months of negotiations and discussions with SRUS’ cedents and retrocessionaires, the receiver filed an amended draft Plan on March 16, 2021. The receiver thereafter informed the Court that they would be revising the Plan further, and on July 26, 2021, the receiver filed an outline of anticipated Plan modifications. A revised Plan has not been filed, and no hearing has been scheduled. However, at the instruction of the Court, the receiver and the stakeholders have negotiated a proposed discovery and briefing schedule that is expected to culminate in a final Plan approval hearing during the first half of 2022. The parties are currently awaiting instruction from the Court on the legal standard that will be applied to the Court’s evaluation of the Plan.

The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

17

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”)

The Coronavirus resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing and restrictions on large gatherings. These measures have moderated in 2021 as vaccines have become more widely available in the United States. There is no way of predicting with certainty how long the pandemic might last. The Company continues to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the impact to the Company’s operations, but the effects could be material.

10.	Events Subsequent

Sale of the Company

On January 26, 2021, AIC and Allstate Financial Insurance Holdings Corporation (“AFIHC”) entered into a Stock Purchase Agreement with Everlake US Holdings Company (formerly Antelope US Holdings Company), an affiliate of an investment fund associated with The Blackstone Group Inc. to sell ALIC and certain affiliates. On March 29, 2021, ALIC, AIC, Allstate AIH and AFIHC entered into a Stock Purchase Agreement (“ALNY Purchase Agreement”) with Wilton Reassurance Company (“WRAC”) to sell the Company and Intramerica Life Insurance Company, a wholly owned subsidiary of AFIHC. In September 2021, the Company’s Board of Directors authorized up to 175,000 of new shares of common capital stock at a par value of $25 per share. Under the terms of the ALNY Purchase Agreement, immediately prior to the consummation of the sale of the Company, the Company issued 87,936 of the newly authorized shares to AIH in exchange for $660 million. As of September 30, 2021, necessary state regulatory approvals were received and the sale was completed on October 1, 2021, at which time all of the Company’s shares including the newly authorized shares issued to AIH were sold to WRAC, and WRAC became the parent of the Company and Intramerica Life Insurance Company.

Immediately prior to the sale of the Company, the Company entered into a coinsurance agreement with an affiliate, American Heritage Life (“AHL”). Cash and invested assets in the amount of $20 million, net of a ceding commission from AHL of $16 million, were transferred to AHL. Life and accident and health reserves in the amount of $37 million were ceded to AHL under the agreement. In connection with the coinsurance agreement, a trust agreement among the Company, AHL and Bank of New York Mellon as trustee, in the amount of 100% of the statutory reserves ceded was established with assets qualifying under New York Regulation 114. The existence of the trust allows the Company to report a reserve credit in the amount of the ceded reserves.

Also immediately prior to the sale of the Company, the Company entered into a Reinsurance Termination and Recapture Agreement (“RTRA”) with ALIC. Under the RTRA, the Company recaptured approximately $5 million of reserves representing 100% of the business under two existing reinsurance agreements and terminated a third reinsurance agreement related to reinvestment risk. The termination of the reinsurance agreement that ceded reinvestment related risk on certain structured settlement annuities (“SSAs”) to ALIC resulted in reporting $1.30 billion of asset adequacy reserves on Exhibit 5 since the risk is no longer ceded to ALIC. As prescribed by the NYDFS in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations, asset adequacy reserves related to certain SSAs are reported in Exhibit 5. The Company received $9 million in cash in settlement of the RTRA with $4 million related to the recaptured business and $5 million related to the settlement of accrued premiums and benefits upon termination of the reinvestment related agreement. Following the termination of the reinvestment related agreement, the Company, ALIC and The Bank of New York agreed to terminate the Credit for Reinsurance Trust Agreement (“Trust”). The Trust was established for the benefit of the Company in connection with the reinvestment related agreement under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114).

The ALNY Purchase Agreement specified that certain investments be sold or transferred prior to the sale closing. The following investment transactions occurred during the third quarter of 2021 with affiliates as part of meeting this requirement:

•	Preferred stocks, common stocks, mortgage loans and other invested assets with fair values of $285 million were transferred to AIC in exchange for cash;
•	Mortgage loans with fair values of $307 million were transferred to ALIC in exchange for mortgage loans, other invested assets and cash;
•	Cash of $19 million was transferred to AHL in exchange for mortgage loans.

Immediately subsequent to the sale of the Company, the Company entered into a coinsurance funds withheld agreement and ceded life and payout annuity policies to WRAC, its parent. The agreement consisted of an initial settlement to WRAC in the amount of $4.59 billion, inclusive of a ceding commission to be paid by the Company of $183 million. A portion of the initial settlement, in the amount of $4.12 billion, remained in a funds withheld account at the Company. Life and annuity reserves in the amount of $4.38 billion were ceded to WRAC under the agreement.

An evaluation of subsequent events was made through October 29, 2021, the date the unaudited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the unaudited statutory-basis financial statements.

* * * * * *

18

Wilton Reassurance Life

Company of New York

Financial Statements—Statutory-Basis as of and

for the Years Ended December 31, 2020, 2019 and 2018,

and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Wilton Reassurance Life Company of New York:

We have audited the accompanying statutory-basis financial statements of Wilton Reassurance Life Company of New York (the “Company”), which comprise the balance sheets—statutory-basis as of December 31, 2020, 2019, and 2018 and the related statements of operations—statutory-basis, changes in capital and surplus—statutory-basis, and cash flows—statutory-basis for the years then ended, and the related notes to the statutory-basis financial statements.

Management’s Responsibility for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services (the “Department”). Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits. We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory-basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory-basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory-basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory-basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using accounting practices prescribed or permitted by the Department, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Department.

The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 1 to the statutory-basis financial statements and accounting principles generally accepted in the United States of America are also described in Note 1 to the statutory-basis financial statements.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter discussed in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory-basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2020, 2019, and 2018, or the results of its operations or its cash flow for the years then ended.

Opinion on Statutory-Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2020, 2019, and 2018 and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the Department as described in Note 1 to the statutory-basis financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 12, 2021

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

BALANCE SHEETS—STATUTORY-BASIS

AS OF DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars, except share amounts)

	2020	2019
ADMITTED ASSETS

Cash and Invested Assets:
Bonds	$682,887	$734,126
Preferred stocks	38,792	34,657
Common stocks	595	-
Mortgage loans on real estate	15,363	12,988
Cash, cash equivalents, and short-term investments	15,886	13,790
Policy loans	11,676	12,261
Other invested assets	81,337	47,240

Total cash and invested assets	846,536	855,062

Accrued investment income	5,516	6,033
Deferred and uncollected life premiums—net of loading of $0 and $0 at December 31, 2020 and 2019, respectively	1,493	1,569
Reinsurance recoverable	13,392	1,864
Net deferred tax assets	5,366	5,019
Other assets	1,661	1,601
Separate account assets	964	749

Total admitted assets	$874,928	$871,897

LIABILITIES AND CAPITAL AND SURPLUS

Liabilities:
Policy and contract liabilities:
Life, annuity and accident & health reserves	$720,072	$708,439
Policy and contract claims	12,964	7,950
Policyholders’ funds	10,545	10,072

Total policy and contract liabilities	743,581	726,461

Other amounts payable on reinsurance	706	260
Interest maintenance reserve	10,591	8,587
Commissions and expense allowances on reinsurance assumed	(105)	(104)
Accounts payable and general expenses due and accrued	11,700	11,559
Current federal income taxes	666	1,462
Amounts withheld or retained by company as agent or trustee	638	609
Remittances not allocated	2,971	(29)
Asset valuation reserve	14,691	8,742
Reinsurance in unauthorized and certified companies	2,220	2,086
Funds held under reinsurance treaties	2,940	3,141
Payable to parent and affiliates	539	404
Payable for securities	-	3,463
Other liabilities	1,604	1,330
Separate account liabilities	964	749

Total liabilities	793,706	768,720

Capital and Surplus:
Common stock, $4.55 par value—authorized, 1,100,000 shares; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	7,173	29,128

Total capital and surplus	81,222	103,177

Total liabilities and capital and surplus	$874,928	$871,897

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019

PREMIUMS AND OTHER REVENUES:
Life and annuity premiums	$10,578	$10,975
Consideration for supplementary contracts with life contingencies	1,014	409
Net investment income	42,217	43,435
Amortization of interest maintenance reserve	1,805	1,759
Commissions and expense allowances on reinsurance ceded	934	1,218
Other revenues—net	(330)	(555)

Total premiums and other revenues	56,218	57,241

BENEFITS PAID OR PROVIDED:
Death benefits	12,172	9,181
Annuity benefits	12,552	7,734
Surrender benefits and withdrawals	22,187	26,219
Payments on supplementary contracts with life contingencies	1,404	1,322
Interest and adjustments on contract or deposit-type contract funds	(417)	(104)
Change in life, annuity and accident & health reserves	7,225	(15,634)
Other benefits	236	602

Total benefits paid or provided	55,359	29,320

INSURANCE EXPENSES AND OTHER:
Commissions and expense allowances	352	628
General insurance expenses	10,407	9,226
Insurance taxes, licenses, and fees	1,217	1,717
Net transfer to or (from) separate accounts	(4)	(71)
Other	393	(321)

Total insurance expenses and other	12,365	11,179

GAIN (LOSS) FROM OPERATIONS BEFORE FEDERAL INCOME TAXES AND NET REALIZED CAPITAL LOSSES	(11,506)	16,742

FEDERAL INCOME TAX EXPENSES (BENEFITS)	(646)	3,562

GAIN (LOSS) FROM OPERATIONS BEFORE NET REALIZED CAPITAL LOSSES	(10,860)	13,180

NET REALIZED CAPITAL GAINS (LOSSES)	(846)	(268)

NET GAIN (LOSS)	$(11,706)	$12,912

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

			Unassigned	Total

	Common	Paid-In	Surplus	Capital and

	Stock	Surplus	(Deficit)	Surplus

BALANCES—DECEMBER 31, 2018	$2,503	$71,546	$25,999	$100,048

Net gain	-	-	12,912	12,912

Change in unrealized capital gains, less capital gains tax of $137	-	-	517	517

Change in net deferred income tax	-	-	997	997

Change in nonadmitted assets	-	-	(475)	(475)

Change in liability for reinsurance in unauthorized and certified companies	-	-	820	820

Change in asset valuation reserve	-	-	(1,637)	(1,637)

Dividend to stockholder	-	-	(10,005)	(10,005)

BALANCES—DECEMBER 31, 2019	2,503	71,546	29,128	103,177

Net loss	-	-	(11,706)	(11,706)

Change in unrealized capital gains, less capital gains tax of $358	-	-	1,345	1,345

Change in net deferred income tax	-	-	4,043	4,043

Change in nonadmitted assets	-	-	(3,652)	(3,652)

Change in liability for reinsurance in unauthorized and certified companies	-	-	(134)	(134)

Change in reserve on account of change in valuation basis	-	-	(5,902)	(5,902)

Change in asset valuation reserve	-	-	(5,949)	(5,949)

BALANCES—DECEMBER 31, 2020	$2,503	$71,546	$7,173	$81,222

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019
OPERATIONS:
Premiums collected net of reinsurance	$11,695	$11,408
Net investment income received	41,148	41,660
Miscellaneous income received (loss paid)	(6,916)	1,642
Benefits and losses paid	(48,371)	(45,303)
Net transfers from separate accounts	4	71
Commissions and expenses paid	(12,104)	(5,848)
Federal income taxes received (paid)	(1,412)	(4,282)

Net cash provided by (used in) operations	(15,956)	(652)

INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or repayments of investments:
Bonds	158,427	189,714
Stocks	16,228	17,399
Mortgage loans on real estate	525	25
Other invested assets	5,183	2,946
Miscellaneous proceeds	-	3,703

Total investment proceeds	180,363	213,787

Cost of investments acquired:
Bonds	102,278	162,035
Stocks	20,288	17,926
Mortgage loans on real estate	2,900	13,013
Other invested assets	37,520	30,319
Miscellaneous applications	3,632	-

Total cost of investments acquired	166,618	223,893

Increase (decrease) in policy loans	(542)	(531)

Net cash provided by (used in) investment activities	14,287	(9,575)
FINANCING AND MISCELLANEOUS ACTIVITIES—Other provided (applied):
Net inflow (withdrawal) on deposit type contracts	473	(837)
Dividends to stockholder	-	(10,005)
Other cash provided (applied)	3,292	(1,623)

Net cash provided by (used in) financing and miscellaneous activities	3,765	(12,465)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	2,096	(22,692)
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
Beginning of year	13,790	36,482

End of year	$15,886	$13,790

(Continued)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019

CASH FLOW INFORMATION FOR NON-CASH TRANSACTIONS:
Exchanges of Invested Assets reported as purchases and sales	8,721	-

See accompanying notes to financial statements—statutory-basis.		(Concluded	)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

1.     NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

The Company is party to a services agreement (the Services Agreement) with its affiliate, Wilton Re Services, Inc. (Wilton Re Services), pursuant to which Wilton Re Services provides certain accounting, actuarial and administrative services.

Use of Estimates—The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and decreases in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP).

Important accounting practices prescribed by the Department and the more significant variances from GAAP are:

Investments—Investments in bonds and preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments are designated at purchase as trading and reported at fair value, with unrealized holding gains and losses reported in operations. Fair value for statutory purposes, as with GAAP, is based on quoted market prices while the fair value of private placements and credit tenant loans is obtained from independent third-party dealers.

For statutory purposes, all securities that represent beneficial interests in securitized assets (e.g. mortgage backed securities and asset backed securities), are adjusted using the retrospective method when there is a change in estimated future cash flows. For loan-backed or structured securities if it is determined that an other-than-temporary credit impairment has occurred, the amortized cost basis of the security is written down to the present value of estimated future cash flows discounted using the effective interest rate inherent in the security. For all other investments in bonds and stocks, the retrospective method is used. If it is determined that a decline in fair value is other than temporary or the Company has the intent to sell, the cost basis of the security is written down to fair value. For GAAP, no other-than-temporary impairments are recognized as all securities are recorded at fair value with changes in fair value reported as unrealized gains and losses in operations.

Valuation Reserves—Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to expected maturity of the securities sold. That net deferral is recorded by the Company as the interest maintenance reserve (IMR) in the balance sheets—statutory-basis. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Value of Business Acquired (VOBA)—The excess statutory reserves assumed over the fair value of assets transferred in connection with the acquisition of blocks of business via reinsurance transactions is expensed. For GAAP, an intangible asset referred to as VOBA is established representing the contractual right to receive future profits from the acquired insurance policies or reinsurance contracts. The Company amortizes VOBA in proportion to premiums for traditional life products and in proportion to estimated gross profits (EGPs) for interest sensitive life products. The EGPs and related amortization of VOBA for interest sensitive life products are updated (unlocked) periodically to reflect revised assumptions for lapses, mortality and investment earnings. The Company performs periodic tests to establish that VOBA associated with traditional life products remains recoverable, and if financial performance significantly deteriorates to the point where VOBA is not recoverable, a cumulative charge to current operations will be recorded.

Nonadmitted Assets—Certain assets designated as “nonadmitted,” principally past-due agents’ balances, deferred taxes, and other assets not specifically identified as admitted assets within the NAIC Accounting Practices and Procedures Manual, are excluded from the balance sheets—statutory-basis and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent these assets are not impaired.

Universal Life and Annuity Policies—Revenues for universal life and annuity policies with mortality risk consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality risk are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Life and Annuity Reserves—Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance—A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets, as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs, as would be required under GAAP.

Deferred Income Taxes—The recoverability of deferred tax assets is evaluated and when considered necessary, a statutory valuation allowance is established to reduce the gross deferred tax asset to an amount which is more likely than not to be realized. Adjusted gross deferred tax assets are admitted in an amount equal to the sum of: (a) federal income taxes paid in prior years that can be recovered through loss carry-backs for existing temporary differences not to exceed three years from the balance sheet date; (b) the lesser of: (i) the remaining gross deferred tax assets expected to be realized in a timeframe consistent with NAIC standards; or (ii) a percentage of surplus consistent with NAIC standards, excluding any net deferred tax assets, electronic data processing (EDP) equipment and operating software; and (c) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted.

Under GAAP, state taxes are included in the computation of deferred taxes and a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Statements of Cash Flows—Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with maturities at acquisition of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with maturities at acquisition of three months or less.

A reconciliation of net gain (loss) and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

	Net Gain (Loss)		Capital and Surplus
	Year Ended December 31		As of December 31
	2020	2019	2020	2019

Statutory-basis amounts	$(11,706)	$12,912	$81,222	$103,177
Add (deduct) adjustments:
Premiums—net of reinsurance and loading	(8,961)	(8,762)	(815)	(830)
Policy fees and charges	8,575	8,746	-	-
Investment adjustments to fair value	17,867	46,472	72,728	56,828
Amortization of VOBA	(3,074)	(2,114)	24,482	27,556
Commissions-net	1,517	-	-
Policyholder benefits	14,000	8,352	-	-
Surrenders and withdrawals	21,611	25,804	-	-
Interest credited to policyholders	(27,081)	(25,177)	1,431	11
Reserves—net of ModCo receivable	8,041	(12,936)	71,755	49,188
Realized gains	3,876	3,118	-	-
Deferred taxes	(4,041)	(7,601)	(40,497)	(32,770)
IMR/AVR	(1,805)	(1,759)	25,282	17,328
Reinsurance in unauthorized companies	-	-	2,220	2,086
Non admitted assets	-	-	14,633	10,981
Prepaid reinsurance	33	(15)	856	889
Other	-	1	22	22

GAAP-basis amounts	$18,852	$47,041	$253,319	$234,466

Other significant accounting practices are as follows:

Investments—Bonds, common stocks, preferred stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

●

Bonds not backed by other loans are stated at amortized cost using the interest (constant yield) method. Bonds that are in or near default are stated at fair value. For other-than-temporary impairments, the cost basis of the bond is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss.

●	Common stocks are valued at fair value.

●

Mortgage-backed/asset-backed securities are valued at amortized cost using the interest (constant yield) method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

●

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value. There are no restrictions on common or preferred stock.

●	Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

●	Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage Loans on real estate are stated at their aggregate unpaid balances, excluding accrued interest.

The Company has minority ownership investments in limited partnerships, which are classified as other invested assets on the balance sheets—statutory-basis. The Company values these interests based on its proportionate share of the underlying audited GAAP equity of the investee or, if audited GAAP basis financial statements are not available for the investee, may be recorded based on the underlying audited U.S tax basis equity, in accordance with Statements of Statutory Accounting Principles (SSAP) No. 48—Joint Ventures, Partnerships and Limited Liability Companies.

The investment is recorded at cost, plus subsequent capital contributions, and adjusted for the Company’s share of the investee’s audited GAAP basis earnings or losses and other equity adjustments, less distributions received. Distributions are recognized in net investment income to the extent they are not in excess of the undistributed accumulated earnings attributed to the investee. Distributions in excess of the undistributed accumulated earnings reduce the Company’s basis in the investment.

Policy loans are reported at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rates.

Realized capital gains and losses are determined using the first in first out (FIFO) method.

Changes in admitted asset carrying amounts are credited or charged directly to unassigned surplus, net of taxes.

Premiums and Related Costs—Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, also are recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Commissions and other costs applicable to the acquisition of policies are charged to operations as incurred.

Benefits—Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that are intended to provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by the Department. Where the Company employs mean reserving, the Company waives the deduction of deferred fractional premiums on the death of life and annuity policy insureds. The Company returns any unearned premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The liability for future policy benefits provides amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies are computed principally by the Net Level Reserve Method and the Commissioners’ Reserve Valuation Method using interest rates (2.25% to 6.00%) and mortality assumptions (Commissioners’ Standard Ordinary mortality tables, 1941, 1958, 1980 and 2001) as prescribed by regulatory authorities.

The Company typically uses interpolated terminal reserves to adjust the calculated terminal reserve to the appropriate reserve. Interpolated terminal reserves are determined by interpolating between the appropriate terminal reserves and adding the fractional portion of the valuation net premium from the valuation date to the policyholder’s next premium due date. The Company may also use mean reserving if the valuation has not been transferred from the acquired company’s valuation.

The Company charges extra premiums for substandard lives, either as a table rating or as a flat extra premium. For substandard table ratings, both premiums and valuation mortality rates are multiplied by a fixed percentage that ranges from 125% to 500% of standard mortality rates. For flat extra premiums, reserves are increased by the unearned portion of the annual flat extra premium received.

The Company establishes additional reserves when the results of the annual asset adequacy analysis indicate the need for such reserves. The Company maintained net asset adequacy reserves of $58,000 and $40,000 at December 31, 2020 and 2019, respectively. The change in this reserve, included in the statements of operations—statutory-basis, was an increase of $18,000 and a decrease of $3,000 for 2020 and 2019, respectively, which was recorded in Change in life, annuity and accident & health reserves.

As of December 31, 2020 and 2019, reserves of $6,449 and $7,786, respectively, were recorded on inforce amounts of $875,208 and $967,647, respectively, for which gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest has been determined by formula as described in the Annual Statement Instructions, adjusted to reflect fractional years of interest for material reinsurance transactions. The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balance less applicable surrender charges.

Claim Reserves—Policy and contract claims are amounts due on claims, which were incurred as of December 31, but have not yet been paid. The accrual has two components: 1) claims in process of settlement as of December 31 and 2) claims not yet reported but estimable based on historical trend review of the claims reported after December 31 relating to claims incurred as of December 31.

Claims in the contestable period are reported at their full face value.

Federal Income Taxes—Federal income taxes are charged or credited to operations based on amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted tax rates and laws, subject to certain limitations and are recorded in surplus.

Reinsurance—Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Accounting Changes— During 2020, the NAIC adopted updates to various SSAPs including, but not limited to, SSAP No. 51R, Life Contracts, SSAP No. 52, Deposit-Type Contracts, and SSAP No. 61R, Life, Deposits and Accident and Health Reinsurance. This updated guidance requires additional disclosure of guaranteed separate account products to withdrawal, mortality risk on life contracts, and reinsurance contracts with risk-limiting features. The Company has provided all disclosures required by the relevant SSAPs.

The Company strengthened the valuation basis for its payout annuities and supplementary contracts to the current standard (3.25%, 2012 Individual Annuity Reserving (IAR)) in acknowledgment of the ongoing pressure on existing reserve levels caused by historically low interest rates. This change increased statutory reserves by $5,902 at December 31, 2020. The impact of this change in valuation was recorded in the statements of changes in capital and surplus.

2.     PRESCRIBED AND PERMITTED STATUTORY ACCOUNTING PRACTICES

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory-basis financial statements.

The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. The Department’s Insurance Regulation 172 requires the Company to record a write-in asset of $856 and $889 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy at December 31, 2020 and 2019, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2020	2019

Net gain (loss), State of New York basis	$(11,706)	$12,912
State prescribed practices (income) — Prepaid reinsurance — NYSID allowed under Circ Letter 11	33	(15)

Net gain (loss), NAIC SAP	$(11,673)	$12,897

Statutory capital and surplus, State of New York basis	$81,222	$103,177
State prescribed practices (surplus) — Prepaid reinsurance — NYSID allowed under Circ Letter 11	(856)	(889)

Statutory capital and surplus, NAIC SAP	$80,366	$102,288

3.     INVESTMENTS

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred stocks and common stocks are summarized as:

	Carrying	Gross Unrealized		Fair
At December 31, 2020	Value	Gains	Losses	Value

U.S. government and agencies	$25,508	$5,327	$-	$30,835
State and political subdivisions	45,130	12,865	-	57,995
Foreign sovereign	1,000	148	-	1,148
Corporate securities	287,099	38,927	(1,491)	324,535
Residential mortgage-backed securities	38,816	4,600	(56)	43,360
Commercial mortgage-backed securities	54,892	6,992	(132)	61,752
Asset backed securities	92,381	6,915	(2,239)	97,057
Collateralized debt obligations	138,061	909	(9,222)	129,748

Total bonds	682,887	76,683	(13,140)	746,430

Preferred stocks	38,792	3,029	(109)	41,712
Common stocks	595	-	-	595

Total	$722,274	$79,712	$(13,249)	$788,737

	Carrying	Gross Unrealized		Fair
At December 31, 2019	Value	Gains	Losses	Value

U.S. government and agencies	$33,164	$3,417	$(175)	$36,406
State and political subdivisions	52,344	10,432	-	62,776
Foreign sovereign	3,192	89	-	3,281
Corporate securities	289,540	27,972	(1,091)	316,421
Residential mortgage-backed securities	58,868	3,907	(87)	62,688
Commercial mortgage-backed securities	66,192	5,212	(151)	71,253
Asset backed securities	104,232	6,073	(443)	109,862
Collateralized debt obligations	126,594	1,068	(3,321)	124,341

Total bonds	734,126	58,170	(5,268)	787,028

Preferred stocks	34,657	1,824	(26)	36,455

Total	$768,783	$59,994	$(5,294)	$823,483

At December 31, 2020 and 2019, bonds with an admitted asset value of $8,944 and $8,922, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
At December 31, 2020	Value	Losses	Value	Losses	Value	Losses

Corporate securities	15,475	(747)	6,610	(744)	22,085	(1,491)
Residential mortgage-backed securities	389	(56)	-	-	389	(56)
Commercial mortgage-backed securities	2,950	(53)	125	(79)	3,075	(132)
Asset backed securities	29,143	(1,693)	1,899	(546)	31,042	(2,239)
Collateralized debt obligations	36,811	(1,693)	63,144	(7,529)	99,955	(9,222)

Total bonds	84,768	(4,242)	71,778	(8,898)	156,546	(13,140)

Preferred stocks	3,271	(103)	169	(6)	3,440	(109)

Total	$88,039	$(4,345)	$71,947	$(8,904)	$159,986	$(13,249)

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
At December 31, 2019	Value	Losses	Value	Losses	Value	Losses

U.S. government and agencies	$398	$(2)	$1,826	$(173)	$2,224	$(175)
Corporate securities	9,979	(158)	17,645	(933)	27,624	(1,091)
Residential mortgage-backed securities	8,265	(40)	2	(47)	8,267	(87)
Commercial mortgage-backed securities	3,503	(100)	158	(51)	3,661	(151)
Asset backed securities	13,397	(128)	3,056	(315)	16,453	(443)
Collateralized debt obligations	44,290	(1,371)	40,728	(1,950)	85,018	(3,321)

Total bonds	79,832	(1,799)	63,415	(3,469)	143,247	(5,268)

Preferred stocks	3,538	(26)	-	-	3,538	(26)

Total	$83,370	$(1,825)	$63,415	$(3,469)	$146,785	$(5,294)

Management regularly reviews (at least quarterly) the value of the Company’s investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the following is considered:

●	The length of time and extent to which the fair value has been below its cost;

●	The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential;

●	Management’s intent and ability to hold the security long enough for it to recover its value;

●	Valuation guidelines expressed in the applicable Statements of Statutory Accounting Principles;

●	Any downgrades of the security by a rating agency; and

●	Any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Based on that analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized capital gains (losses) in the statements of operations—statutory-basis in the period the determination is made.

The Company recognized $622 and $0 of other-than-temporary impairments for the years ended December 31, 2020 and 2019, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds at December 31, 2020, by contractual maturity, is as follows:

	Carrying	Fair
	Value	Value

Years to maturity:
0–1 year	$3,710	$3,717
1–5 years	55,547	59,918
5–10 years	57,382	66,327
10–20 years	73,895	91,002
over 20 years	168,203	193,549
Residential Mortgage-Backed Securities	38,816	43,360
Commercial Mortgage-Backed Securities	54,892	61,752
Asset-backed securities	92,381	97,057
Collateralized debt obligations	138,061	129,748

Total	$682,887	$746,430

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate—The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of December 31, 2020, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Carrying Value	% of Total

Texas	63.2%
South Carolina	18.9%
North Carolina	17.9%

The types of properties collateralizing the CMLs as of December 31, 2020, are as follows:

Percentage of Loan Portfolio Carrying Value	% of Total

Industrial	49.8%
Retail	18.9
Multi-family	17.9
Lodging	13.4

Total	100.0%

The maximum percentage of any one loan to the value of security at December 31, 2020, exclusive of insured, guaranteed, or purchase money mortgages, was 62.5%.

The contractual maturities of the CML portfolio as of December 31, 2020, are as follows:

Carrying
	Value	Percent

2021	$-	-%
2022	-	-
2023	-	-
2024	-	-
2025	-	-
Thereafter	15,363	100.0

Total	$15,363	100.0%

One new commercial mortgage loan was originated in 2020 with an average interest rate for the period of 3.78%. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over maximum loan which would be permitted by law on the land without the buildings. The Company’s recorded investment in mortgage loans totaled $15,363 and $12,988 as of December 31, 2020 and 2019, respectively, and consisted entirely of loans classified as “mortgage loans on real estate”. No interest rates were reduced on outstanding mortgage loans during 2020 and 2019. During 2020 and 2019, the Company incurred no impairments on mortgage loans.

The Company’s CML portfolio has been classified based on NAIC commercial mortgage loan ratings which are calculated based on loan-to-value and debt service coverage. The rating system classifies loans into the following categories: CM1, CM2, CM3, CM4, CM5, CM6 and CM7 with those rated CM1 having the highest ratings. Commercial mortgage loans rated CM1 though CM5 are performing.

Commercial mortgage loans rated CM6 and CM7 are not performing. Classification of the Company’s mortgage loan portfolio as of December 31, 2020 is shown in the table below:

Carrying
Value

CM1—Very good	$4,965
CM2—Good	-
CM3—Acceptable	10,398
CM4—Potential weakness	-
CM5—Severe weakness	-
CM6—90+ days delinquent	-
CM7—In process of foreclosure	-

Total mortgage loans on real estate	$15,363

Separately from the above designations, at least annually, the Company’s management evaluates various metrics of each loan, including, but not limited to, payment history, loan to value, debt service coverage, vacancy, and location. The portfolio is also reviewed for other-than-temporary impairments quarterly.

At December 31, 2020, the Company’s mortgage loan balances are classified as current.

Net Investment Income—Major categories of the Company’s net investment income are summarized as follows:

	Year Ended December 31
	2020	2019

Income:
Bonds	$34,742	$39,793
Preferred stocks	2,214	2,287
Commercial mortgage loans	517	84
Policy loans	1,021	1,075
Other invested assets	6,168	2,038
Short-term investments and cash	90	447

Total investment income	44,752	45,724

Expenses:
Investment expenses	2,217	2,134
Interest on funds held under reinsurance treaties	318	155

Total investment expenses	2,535	2,289

Net investment income	$42,217	$43,435

Proceeds and Realized Gains and Losses—The proceeds from sales, maturities, and transfers of investments in bonds, common stocks, preferred stocks, and mortgage loans, and the related capital gains and losses are as follows:

Proceeds	2020	2019

Bonds:

Proceeds from sales	$141,333	$166,956

Proceeds from dispositions other than sales	17,094	22,758

Total proceeds	$158,427	$189,714

Stocks:

Proceeds from sales	$13,882	$11,452

Proceeds from dispositions other than sales	2,346	5,947

Total proceeds	$16,228	$17,399

Mortgage loans on real estate:

Proceeds from sales	$-	$-

Proceeds from dispositions other than sales	525	25

Total proceeds	$525	$25

Realized gains and losses

Bonds:

Gross realized capital gains on sales	$5,382	$4,072

Gross realized capital losses on sales	(1,209)	(1,008)

Net realized capital gains (losses) on sales	4,173	3,064

Impairments on bonds	(599)	-

Total bonds	3,574	3,064

Preferred stocks—Gross realized capital gains (losses) on sales	670	176

Other invested assets:

Gross realized capital gains (losses) on sales	4	94

Impairments on other invested assets	(23)	-

Total other invested assets	(19)	94

Realized capital gains (losses) before federal income taxes and transfer to IMR	4,225	3,334

Amount transferred to IMR	(3,809)	(2,655)

Federal income tax expense	(1,262)	(947)

Net realized capital gains (losses)	$(846)	$(268)

Credit Risk Concentration—The Company had investments in two corporate entities that exceeded 10% of capital and surplus at December 31, 2020.

4.	FAIR VALUES

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments in the statutory-basis financial statements and notes thereto:

Cash, Cash Equivalents, and Short-Term Investments—The carrying amounts reported in the balance sheets—statutory-basis for these financial instruments approximate their fair values.

Investment Securities—Fair values for investment securities are based on market prices, or in the absence of published unit prices, or when amortized cost is used as the unit price, quoted market prices by other third-party organizations, where available. In some cases, such as private placements and certain mortgage-backed and asset backed securities, fair values are based on discounted expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Mortgage Loans on Real Estate—Fair values were determined by discounting expected cash flows based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics were aggregated in the calculations.

Other Invested Assets—Other invested assets are comprised of private equity interests and limited partnerships. The carrying amounts represent the Company’s share of the entity’s underlying equity and approximate their fair values. Limited partnership interests are determined by the net asset values of the Company’s ownership interest as provided in the financial statements of the investees.

Policy Loans—Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy, and contract reserves, which approximates fair value.

Annuities-Deferred and Without Life Contingencies—Fair values for the Company’s annuities-deferred and without life contingencies are estimated using discounted cash flow calculations using interest rates equal to the risk-free rate plus a credit spread based on the Company’s credit rating.

The fair values of the Company’s liabilities for insurance contracts other than annuities-deferred and without life contingencies are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including noninvestment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company’s liability.

The following table presents the carrying values and fair values of the Company’s financial instruments:

	December 31
	2020		2019
	Carrying	Fair	Carrying	Fair
Assets/Liabilities	Value	Value	Value	Value

Financial assets:
Bonds	$682,887	$746,430	$734,126	$787,028
Preferred stocks	38,792	41,712	34,657	36,455
Common stocks	595	595	-	-
Cash, cash equivalents and short term investments	15,886	15,886	13,790	13,790
Commercial mortgage loans	15,363	16,012	12,988	13,156
Policy loans	11,676	11,676	12,261	12,261
Other invested assets*	21,916	27,534	19,854	21,813
Separate account assets	964	964	749	749

Financial liabilities:
Annuities–deferred and without life contingencies	$521,900	$735,855	$527,237	$646,124
Separate account liabilities	964	964	749	749

* Excludes limited partnership investments of $59,421 and $27,386 accounted for under the equity method

The Company determines the fair value of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and prioritize observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and, where appropriate, risk margins.

The Company has categorized its financial assets and liabilities based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair value of financial assets and liabilities are categorized as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury Securities and non-interest-bearing cash.

Level 2—Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3—Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the balance sheets—statutory-basis.

The Company owns a limited number of corporate bonds, preferred stocks and hybrid securities that are in or near default and as such are rated 6 by the NAIC. These securities are required to be reported at the lower of fair value or amortized cost. The fair values of these publicly-traded securities are based on quoted market prices from widely used pricing sources such as ICE Data Services\IDC (Interactive Data Corp) or Refinitiv (formerly known as Reuters\EJV), and also may be obtained from independent third-party dealers. These securities fall within Level 2 of the fair value hierarchy.

The carrying value and fair value of the Company’s financial instruments as of December 31, 2020 and 2019 were as follows:

	Carrying	Fair
December 31, 2020	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$25,508	$30,835	$10,370	$20,465	$-
State and political subdivisions	45,130	57,995	-	52,180	5,815
Foreign sovereign	1,000	1,148	-	1,148	-
Corporate securities	287,099	324,535	-	294,225	30,310
Residential mortgage-backed securities	38,816	43,360	-	43,360	-
Commercial mortgage-backed securities	54,892	61,752	-	61,752	-
Asset backed securities	92,381	97,057	-	73,232	23,825
Collateralized debt obligations	138,061	129,748	-	118,982	10,766

Total bonds	682,887	746,430	10,370	665,344	70,716

Preferred stocks	38,792	41,712	-	41,712	-
Common stock	595	595	-	-	595
Cash, cash equivalents, and short-term investments	15,886	15,886	15,886	-	-
Other invested assets*	21,916	27,534	-	16,342	11,192
Commercial mortgage loans	15,363	16,012	-	-	16,012
Policy loans	11,676	11,676	-	-	11,676
Separate accounts	964	964	-	964	-

Total financial assets	$788,079	$860,809	$26,256	$724,362	$110,191

Financial liabilities—annuities-deferred and without life contingencies	$521,900	$735,855	$-	$-	$735,855
Separate accounts	964	964	-	964	-

Total financial liabilities	$522,864	$736,819	$-	$964	$735,855

* Excludes limited partnership investments of $59,421 accounted for under the equity method.

	Carrying	Fair
December 31, 2019	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$33,164	$36,406	$10,076	$26,330	$-
State and political subdivisions	52,344	62,776	-	57,017	5,759
Foreign sovereign	3,192	3,281	-	3,281	-
Corporate securities	289,540	316,421	-	291,373	25,048
Residential mortgage-backed securities	58,868	62,688	-	62,688	-
Commercial mortgage-backed securities	66,192	71,253	-	71,253	-
Asset backed securities	104,232	109,862	-	87,831	22,031
Collateralized debt obligations	126,594	124,341	-	113,692	10,649

Total bonds	734,126	787,028	10,076	713,465	63,487

Preferred stocks	34,657	36,455	-	36,455	-
Cash, cash equivalents, and short-term investments	13,790	13,790	13,790	-	-
Other invested assets*	19,854	21,813	-	4,070	17,743
Commercial mortgage loans	12,988	13,156	-	-	13,156
Policy loans	12,261	12,261	-	-	12,261
Separate accounts	749	749	-	749	-

Total financial assets	$828,425	$885,252	$23,866	$754,739	$106,647

Financial liabilities—annuities-deferred and without life contingencies	$527,237	$646,124	$-	$-	$646,124
Separate accounts	749	749	-	749	-

Total financial liabilities	$527,986	$646,873	$-	$749	$646,124

* Excludes limited partnership investments of $27,386 accounted for under the equity method.

We obtain our Level 3 fair value measurements from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are nonbinding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability.

5.	REINSURANCE

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,500.

The effect of reinsurance on life and accident and health premiums written and earned for the years ended December 31, 2020 and 2019, are as follows:

	Written and Earned
	2020	2019

Direct premiums	$44,629	$45,132
Assumed premiums	958	919
Ceded premiums:
Affiliates	(14,780)	(15,428)
Non-affiliates	(20,229)	(19,648)

Net premiums	$10,578	$10,975

The Company’s ceded reinsurance arrangements reduced certain other items in the statutory-basis financial statements by the following amounts:

	2020	2019

Benefits paid or provided:
Affiliates	$50,924	$42,832
Nonaffiliates	28,995	18,576

Total benefits paid or provided	$79,919	$61,408

Policy and contract liabilities:
Affiliates	$7,210	$13,777
Nonaffiliates	6,447	3,782

Total policy and contract liabilities	$13,657	$17,559

The inforce as of December 31, 2020 and 2019 is reduced by reinsurance arrangements ceded as follows:

	2020	2019

Inforce:
Affiliates	$2,401,757	$2,588,605
Nonaffiliates	4,259,001	4,672,084

Total inforce	$6,660,758	$7,260,689

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At December 31, 2020 and 2019, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	FEDERAL INCOME TAXES

WRAC, along with its life insurance subsidiaries, files a consolidated federal income tax return. Companies included in the consolidated return are as follows:

●	Wilton Reassurance Company
●	Wilton Reassurance Life Company of New York
●	Texas Life Insurance Company
●	Wilcac Life Insurance Company
●	Redding Reassurance Company 3, LLC

The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon the separate return calculations with credit for net losses granted when utilized on a separate company basis or in consolidation.

Inter-company tax balances may be settled quarterly as the Company makes payments to, or receives payments from, WRAC for the amount the Company would have paid to, or received from, the Internal Revenue Service (IRS) had it not been a member of the consolidated tax group. The separate company provisions and payments are computed using the tax elections made by WRAC.

Pursuant to NY Circular Letter No. 1979-33 (December 20, 1979), in order to help assure the Company’s enforceable right to recoup federal income taxes in the event of future net losses, the Department has required that an escrow account consisting of assets eligible as an investment for the Company be established and maintained by its parent in an amount equal to the excess of the amount paid by the domestic insurer to the parent for federal income taxes over the actual payment made by the parent to the IRS. Escrow assets may be released to WRAC from the escrow account at such time as the permissible period for loss carrybacks has elapsed. The Company and WRAC established the required escrow agreement effective October 1, 2007. The escrow balance was $330 and $330 at December 31, 2020 and 2019, respectively.

The components of the net deferred tax assets (liabilities) at December 31 are as follows:

	2020			2019
	Ordinary	Capital	Total	Ordinary	Capital	Total

Gross deferred tax assets	$23,168	$3,378	$26,546	$18,333	$3,361	$21,694
Statutory valuation allowance	-	-	-	-	-	-

Adjusted gross deferred tax assets	23,168	3,378	26,546	18,333	3,361	21,694

Deferred tax assets nonadmitted	10,068	3,378	13,446	6,746	3,361	10,107

Subtotal net admitted deferred tax assets	13,100	-	13,100	11,587	-	11,587

Deferred tax liabilities	7,734	-	7,734	6,568	-	6,568

Net deferred tax assets (liabilities)	$5,366	$-	$5,366	$5,019	$-	$5,019

	Change During 2020
	Ordinary	Capital	Total

Gross deferred tax assets	$4,835	$17	$4,852
Statutory valuation allowance	-	-	-

Adjusted gross deferred tax assets	4,835	17	4,852

Deferred tax assets nonadmitted	3,322	17	3,339

Subtotal net admitted deferred tax assets	1,513	-	1,513

Deferred tax liabilities	1,166	-	1,166

Net deferred tax assets (liabilities)	$347	$-	$347

The amount of adjusted gross deferred tax assets admitted under SSAP No. 101 is as follows:

	2020			2019
	Ordinary	Capital	Total	Ordinary	Capital	Total

(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-	$-	$-	$-
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from	-	-	-	-	-	-
(a) above) after application of the threshold limitation	5,366	-	5,366	5,019	-	5,019
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	5,366	-	5,366	5,019	-	5,019
ii. Adjusted gross tax assets allowed per limitation threshold	-	-	11,378	-	-	14,724
(c) Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	7,734	-	7,734	6,568	-	6,568

Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$13,100	$-	$13,100	$11,587	$-	$11,587

	Change During 2020
	Ordinary	Capital	Total

a. Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-

b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from
(a) above) after application of the threshold limitation	347	-	347
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	-	-	-
ii. Adjusted gross tax assets allowed per limitation threshold	XXX	XXX	3,346
c. Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	1,166	-	1,166

d. Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$1,513	$-	$1,513

Other admissibility criteria are as follows:

Description	2020	2019

Ratio percentage used to determine recovery period and threshold limitation amount	492.0%	760.8%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in 2(b) above	$75,856	$98,158

The Company’s tax planning strategies do not include the use of reinsurance.

The Company does not currently employ tax planning strategies to recognize the admission of deferred tax assets.

There are no temporary differences for which a deferred tax liability has not been established.

Current income taxes incurred consist of the following:

	2020	2019

Current income tax (benefit) expense	$(551)	$3,388
Return to provision true-up	(95)	174

Current income tax (benefit) expense incurred from operations	(646)	3,562

Current income tax (benefit) expense on realized gains and losses	1,262	947

Total current income tax (benefit) expense	$616	$4,509

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	2020	2019	Change	Character

Deferred tax assets:
Insurance reserves	$14,130	$10,388	$3,742	Ordinary
Deferred acquisition costs	6,361	5,350	1,011	Ordinary
Unamortized purchase costs	39	92	(53)	Ordinary
Deferred capital losses	3,378	3,361	17	Capital
Other	2,638	2,503	135	Ordinary

Total deferred tax assets	26,546	21,694	4,852

Non-admitted deferred tax assets	13,446	10,107	3,339

Admitted deferred tax assets	13,100	11,587	1,513

Deferred tax liabilities:
Premium receivable	579	408	171	Ordinary
Nonaccrual of market discount	7,155	6,160	995	Ordinary

Total deferred tax liabilities	7,734	6,568	1,166

Net admitted deferred tax asset	$5,366	$5,019	$347

The change in net deferred income taxes including the tax effect of unrealized gains consists of the following:

	2020	2019	Change

Total deferred tax assets	$26,546	$21,694	$4,852
Total deferred tax liabilities	7,734	6,568	1,166

Net deferred tax asset	$18,812	$15,126	3,686

Tax effect on unrealized gains			357

Change in net deferred income tax			$4,043

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows:

	Year Ended December 31
	2020	2019

Provisions computed at statutory rate	$(2,329)	$3,658
IMR	421	188
Return to provision adjustment	24	11
Reserve valuation	(1,240)	-
Other	(303)	(345)

Total	$(3,427)	$3,512

Federal income tax incurred	$616	$4,509
Change in net deferred income taxes	(4,043)	(997)

At December 31, 2020, the Company has no operating or capital loss carryforwards.

On March 27, 2020, H.R. 748, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into legislation which includes tax provisions relevant to businesses that during 2020 will impact taxes related to 2017, 2018 and 2019. Some of the significant changes are allowing the five-year carryback of net operating losses generated in 2018-2020 and the suspension of the 80% limitation of taxable income for net operating loss carryforwards for 2018-2020.

The aggregate amount of deposits reported as admitted assets under Section 6603 of the IRS Code was $0 as of December 31, 2020 and 2019.

The 2017–2020 tax years are open and subject to examination by the IRS.

7.	CAPITAL AND SURPLUS

Life/health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2020 and 2019, the Company exceeded the RBC requirements.

WRNY is subject to statutory regulations of the State of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY can pay dividends of $7,173 in 2021 without prior regulatory approval.

The Company paid dividends to its stockholder of $0 and $10,005 in 2020 and 2019, respectively.

8.	RELATED-PARTY TRANSACTIONS

Through the Services Agreement, Wilton Re Services provides certain accounting, actuarial and administrative services to the Company. Expenses incurred relating to this agreement amounted to $1,600 and $1,095 for the years ended December 31, 2020 and 2019, respectively.

The Company reported amounts payable to its affiliate, Wilton Re Services, of $539 and $404 at December 31, 2020 and 2019, respectively.

Under the Services Agreement, the Company incurs charges related to employee compensation which includes a Long-Term Incentive Program (LTIP). A vesting period of three years applies after which final unit values are determined based on actual performance. The Company has been allocated a share of the expense with the LTIP payable carried as a component of accounts payable and general expenses due and accrued. Once the vesting period is complete and the LTIP awards are paid, the Company’s LTIP payable will be settled with Wilton Re Services. At December 31, 2020 and 2019, included within accounts payable and general expenses due and accrued in the balance sheets—statutory-basis, is the Company’s payable of $10,958 and $10,791, respectively, resulting in incurred expenses of $6,296 and $5,050 for the years ended 2020 and 2019, respectively. On April 17, 2020, the Company settled $6,129 with Wilton Re Services related to vested LTIP awards.

9.	COMMITMENTS AND CONTINGENCIES

Funding of Investments—The Company’s commitments to limited partnerships as of December 31, 2020, are presented in the following table:

	2020
	Commitment	Unfunded

Limited partnerships	$187,550	$133,998

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties.

Legal Proceedings—In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

10. RESERVES

The Company’s annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions at December 31, 2020 and 2019, are summarized as follows:

	2020		2019
A. Individual Annuities	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$4,392	0.8%	$4,292	0.8%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	242	0.0	194	0.0

Total with adjustment or at market value	4,634	0.8	4,486	0.8

At book value without adjustment
(minimum or no charge or adjustment)	507,370	95.0	512,606	95.9
Not subject to discretionary withdrawal	22,157	4.2	17,417	3.3

Total annuity reserves and deposit fund liabilities—before reinsurance	534,161	100.0%	534,509	100.0%

Less reinsurance ceded	2,532		2,625

Net annuity reserves and deposit fund liabilities	$531,629		$531,884

	2020		2019
B. Group Annuities	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	-	0.0	-	0.0

Total with adjustment or at market value	-	0.0	-	0.0

At book value without adjustment
(minimum or no charge or adjustment)	450	100.0	471	100.0
Not subject to discretionary withdrawal	-	0.0	-	0.0

Total annuity reserves and deposit fund liabilities—before reinsurance	450	100.0%	471	100.0%

Less reinsurance ceded	-		-

Net annuity reserves and deposit fund liabilities	$450		$471

	2020		2019
C. Deposit—Type Contracts (No Life Contingencies)	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	-	0.0	-	0.0

Total with adjustment or at market value	-	0.0	-	0.0

At book value without adjustment (minimum or no charge or adjustment)	-	0.0	-	0.0
Not subject to discretionary withdrawal	11,685	100.0	11,327	100.0

Total annuity reserves and deposit fund liabilities—before reinsurance	11,685	100.0%	11,327	100.0%

Less reinsurance ceded	1,140		1,256

Net annuity reserves and deposit fund liabilities	$10,545		$10,071

Of the total net annuity reserves and deposit fund liabilities of $542,624 and $542,426 at December 31, 2020 and 2019, respectively, $542,383 and $542,232 is included in the general account and $242 and $194 is included in the separate account, respectively.

The Company’s life reserves that are subject to discretionary withdrawal, surrender values, or policy loans and not subject to discretionary withdrawal or no cash value provisions at December 31, 2020 and 2019, are summarized as follows:

	2020			2019

A. General Account	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$20,462	$36,397	$-	$21,380	$37,720
b. Universal Life	293,555	291,244	300,779	304,084	300,958	312,700
c. Universal Life with Secondary Guarantees	40,016	37,376	46,326	40,194	36,484	46,131
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	7,650	9,954	-	7,898	10,463
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	-	-	-	-	-	-
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	52,653	XXX	XXX	72,536
b. Accidental Death Benefits	XXX	XXX	40	XXX	XXX	39
c. Disability—Active Lives	XXX	XXX	2,548	XXX	XXX	2,943
d. Disability—Disabled Lives	XXX	XXX	6,392	XXX	XXX	6,208
e. Miscellaneous Reserves	XXX	XXX	164,898	XXX	XXX	153,284

(3) Total (gross: direct + assumed)	333,571	356,732	619,987	344,278	366,719	642,023

(4) Reinsurance ceded	240,064	245,822	431,773	247,591	254,251	465,765

(5) Total (net) (3) - (4)	$93,507	$110,910	$188,214	$96,687	$112,468	$176,258

	2020			2019

B. Separate Account Guaranteed	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$-	$-	$-	$-	$-
b. Universal Life	-	-	-	-	-	-
c. Universal Life with Secondary Guarantees	-	-	-	-	-	-
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	-	-	-	-	-
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	-	-	-	-	-	-
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	-	XXX	XXX	-
b. Accidental Death Benefits	XXX	XXX	-	XXX	XXX	-
c. Disability—Active Lives	XXX	XXX	-	XXX	XXX	-
d. Disability—Disabled Lives	XXX	XXX	-	XXX	XXX	-
e. Miscellaneous Reserves	XXX	XXX	-	XXX	XXX	-

(3) Total (gross: direct + assumed)	-	-	-	-	-	-

(4) Reinsurance ceded	-	-	-	-	-	-

(5) Total (net) (3) - (4)	$-	$-	$-	$-	$-	$-

	2020			2019

C. Separate Account Nonguaranteed	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$-	$-	$-	$-	$-
b. Universal Life	-	-	-	-	-	-
c. Universal Life with Secondary Guarantees	-	-	-	-	-	-
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	-	-	-	-	-
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	607	607	607	490	490	490
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	-	XXX	XXX	-
b. Accidental Death Benefits	XXX	XXX	-	XXX	XXX	-
c. Disability—Active Lives	XXX	XXX	-	XXX	XXX	-
d. Disability—Disabled Lives	XXX	XXX	-	XXX	XXX	-
e. Miscellaneous Reserves	XXX	XXX	-	XXX	XXX	-

(3) Total (gross: direct + assumed)	607	607	607	490	490	490

(4) Reinsurance ceded	-	-	-	-	-	-

(5) Total (net) (3) - (4)	$607	$607	$607	$490	$490	$490

11. PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 are as follows:

	2020		2019
		Net of		Net of
	Gross	Loading	Gross	Loading

Ordinary renewal	$1,493	$1,493	$1,569	$1,569

12. SUBSEQUENT EVENTS

There have been no events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through April 12, 2021, the date the statutory-basis financial statements were available to be issued.

*  *  *  *  *  *

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

BALANCE SHEETS—STATUTORY-BASIS

AS OF DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars, except share amounts)

	2019	2018

ADMITTED ASSETS

Cash and Invested Assets:
Bonds	$734,126	$756,902
Preferred stocks	34,657	33,913
Mortgage loans on real estate	12,988	-
Cash, cash equivalents, and short-term investments	13,790	36,482
Policy loans	12,261	12,830
Other invested assets	47,240	18,448

Total cash and invested assets	855,062	858,575

Accrued investment income	6,033	5,941
Deferred and uncollected life premiums—net of loading of $0 and $0 at December 31, 2019 and 2018, respectively	1,569	1,592
Reinsurance recoverable	1,864	2,231
Net deferred tax asset	5,019	3,968
Other assets	1,601	2,424
Separate account assets	749	619

Total admitted assets	$871,897	$875,350

LIABILITIES AND CAPITAL AND SURPLUS

Liabilities:
Policy and contract liabilities:
Life, annuity and accident & health reserves	$708,439	$724,073
Policy and contract claims	7,950	6,975
Policyholders’ funds	10,072	10,909

Total policy and contract liabilities	726,461	741,957

Other amounts payable on reinsurance	260	342
Interest maintenance reserve	8,587	7,690
Commissions and expense allowances on reinsurance assumed	(104)	(125)
Accounts payable and general expenses due and accrued	11,559	6,547
Current federal income taxes	1,462	1,236
Amounts withheld or retained by company as agent or trustee	609	593
Remittances not allocated	(29)	1,016
Asset valuation reserve	8,742	7,105
Reinsurance in unauthorized and certified companies	2,086	2,907
Funds held under reinsurance treaties	3,141	3,181
Payable to parent and affiliates	404	339
Payable for securities	3,463	-
Other liabilities	1,330	1,895
Separate account liabilities	749	619

Total liabilities	768,720	775,302

Captial and Surplus:
Common stock, $4.55 par value—authorized, 1,100,000 shares; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	29,128	25,999

Total capital and surplus	103,177	100,048

Total liabilites and capital and surplus	$871,897	$875,350

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars)

	2019	2018

PREMIUMS AND OTHER REVENUES:
Life and annuity premiums	$10,975	$12,182
Consideration for supplementary contracts with life contingencies	409	1,024
Net investment income	43,435	41,541
Amortization of interest maintenance reserve	1,759	1,762
Commissions and expense allowances on reinsurance ceded	1,218	273
Other revenues—net	(555)	(339)

Total premiums and other revenues	57,241	56,443

BENEFITS PAID OR PROVIDED:
Death benefits	9,181	10,525
Annuity benefits	7,734	9,645
Surrender benefits and withdrawals	26,219	27,279
Payments on supplementary contracts with life contingencies	1,322	1,326
Interest and adjustments on contract or deposit-type contract funds	(104)	(1,422)
Increase in life, annuity and accident & health reserves	(15,634)	(11,151)
Other benefits	602	126

Total benefits paid or provided	29,320	36,328

INSURANCE EXPENSES AND OTHER:
Commissions and expense allowances	628	(265)
General insurance expenses	9,226	6,298
Insurance taxes, licenses, and fees	1,717	1,229
Net transfer to or (from) separate accounts	(71)	14
Other	(321)	(5)

Total insurance expenses and other	11,179	7,271

GAIN (LOSS) FROM OPERATIONS BEFORE FEDERAL INCOME TAXES AND NET REALIZED CAPITAL LOSSES	16,742	12,844

FEDERAL INCOME TAXES	3,562	3,916

GAIN (LOSS) FROM OPERATIONS BEFORE NET REALIZED CAPITAL LOSSES	13,180	8,928

NET REALIZED CAPITAL LOSSES	(268)	(225)

NET GAIN (LOSS)	$12,912	$8,703

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(amounts in thousands of US Dollars)

			Unassigned	Total
	Common	Paid-In	Surplus	Capital and
	Stock	Surplus	(Deficit)	Surplus

BALANCES—DECEMBER 31, 2017	2,503	$71,546	$11,469	$85,518

Net gain	-	-	8,703	8,703

Change in unrealized capital gains, less capital gains tax of $(48)	-	-	(179)	(179)

Change in net deferred income tax	-	-	1,910	1,910

Change in nonadmitted assets	-	-	(35)	(35)

Change in liability for reinsurance in unauthorized and certified companies	-	-	13,624	13,624

Change in asset valuation reserve	-	-	(959)	(959)

Dividend to stockholder	-	-	(8,535)	(8,535)

BALANCES—DECEMBER 31, 2018	2,503	71,546	25,999	100,048

Net gain	-	-	12,912	12,912

Change in unrealized capital gains, less capital gains tax of $137	-	-	517	517

Change in net deferred income tax	-	-	997	997

Change in nonadmitted assets	-	-	(475)	(475)

Change in liability for reinsurance in unauthorized and certified companies	-	-	820	820

Change in asset valuation reserve	-	-	(1,637)	(1,637)

Dividend to stockholder	-	-	(10,005)	(10,005)

BALANCES—DECEMBER 31, 2019	2,503	$71,546	$29,128	$103,177

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOW—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(amounts in thousands of US Dollars)

	2019	2018

OPERATIONS:
Premiums collected net of reinsurance	$11,408	$12,996
Net investment income received	41,660	39,685
Miscellaneous income	1,642	14,268
Benefits and losses paid	(45,303)	(50,341)
Net transfers from separate accounts	71	(14)
Commissions and expenses paid	(5,848)	(4,175)
Federal income taxes received (paid)	(4,282)	(7,284)

Net cash provided by (used in) operations	(652)	5,135

INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or repayments of investments:
Bonds	189,714	305,628
Stocks	17,399	6,108
Mortgage loans on real estate	25	-
Other invested assets	2,946	475
Miscellaneous proceeds	3,703	-

Total investment proceeds	213,787	312,211

Cost of investments acquired:
Bonds	162,035	266,214
Stocks	17,926	28,796
Mortgage loans on real estate	13,013	-
Other invested assets	30,919	9,488

Total cost of investments acquired	223,893	304,498

Change in policy loans	(531)	(861)

Net cash provided by (used in) investment activities	(9,575)	8,574

FINANCING AND MISCELLANEOUS ACTIVITIES:
Other provided (applied):
Net inflow (withdrawal) on deposit type contracts	(837)	(177)
Dividends to stockholder	10,005	8,535
Other cash provided (applied)	(1,623)	(3,327)

Net cash provided by (used in) financing and miscellaneous activities	(12,465)	(12,039)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	(22,692)	1,670

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
Beginning of year	36,482	34,812

End of year	$13,790	$36,482

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars)

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

The Company is party to a services agreement (the Services Agreement) with its affiliate, Wilton Re Services, Inc. (Wilton Re Services), pursuant to which Wilton Re Services provides certain accounting, actuarial and administrative services.

Use of Estimates—The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and decreases in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

Important accounting practices prescribed by the Department and the more significant variances from GAAP are:

Investments—Investments in bonds, common stocks and preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments are designated at purchase as trading and reported at fair value, with unrealized holding gains and losses reported in operations. Fair value for statutory purposes, as with GAAP, is based on quoted market prices while the fair value of private placements and credit tenant loans is obtained from independent third party dealers.

For statutory purposes, all securities that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), are adjusted using the retrospective method when there is a change in estimated future cash flows. For loan-backed or structured securities if it is determined that an other-than-temporary credit impairment has occurred, the amortized cost basis of the security is written down to the present value of estimated future cash flows discounted using the original effective interest rate inherent in the security. For all other investments in bonds and stocks, the retrospective method is used. If it is determined that a decline in fair value is other than temporary or the Company has the intent to sell, the cost basis of the security is written down to fair value. For GAAP, no other-than-temporary impairments are recognized as all securities are recorded at fair value through operations.

Valuation Reserves—Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to expected maturity of the individual security sold. That net deferral is recorded by the Company as the interest maintenance reserve (IMR) in the accompanying balance sheets—statutory basis. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations—statutory basis on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Value of Business Acquired (VOBA)—The excess statutory reserves assumed over the fair value of assets transferred in connection with the acquisition of blocks of business via reinsurance transactions is expensed. For GAAP, an intangible asset referred to as VOBA is established representing the contractual right to receive future profits from the acquired insurance policies or reinsurance contracts. The Company amortizes VOBA in proportion to premiums for traditional life products and in proportion to estimated gross profits (EGPs) for interest sensitive life products. The EGPs and related amortization of VOBA for interest sensitive life products are updated (unlocked) periodically to reflect revised assumptions for lapses, mortality and investment earnings. The Company performs periodic tests to establish that VOBA associated with traditional life products remains recoverable, and if financial performance significantly deteriorates to the point where VOBA is not recoverable, a cumulative charge to current operations will be recorded.

Nonadmitted Assets—Certain assets designated as “nonadmitted,” principally past-due agents’ balances, deferred taxes, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets—statutory basis and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets—statutory basis to the extent these assets are not impaired.

Universal Life and Annuity Policies—Revenues for universal life and annuity policies with mortality risk consist of the entire premium received and benefits incurred, and represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality risk are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Life and Annuity Reserves—Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance—A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets, as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs, as would be required under GAAP.

Deferred Income Taxes—The recoverability of deferred tax assets is evaluated and when considered necessary, a statutory valuation allowance is established to reduce the deferred tax asset to an amount which is more likely than not to be realized. Adjusted gross deferred tax assets are admitted in an amount equal to the sum of: (a) federal income taxes paid in prior years that can be recovered through loss carry-backs for existing temporary differences not to exceed three years from the balance sheet date; (b) the lesser of: (i) the remaining gross deferred tax assets expected to be realized in a timeframe consistent with NAIC standards; or (ii) a percentage of surplus consistent with NAIC standards, excluding any net deferred tax assets, electronic data processing (EDP) equipment and operating software; and (c) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted.

Under GAAP, state taxes are included in the computation of deferred taxes and a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Statements of Cash Flow—Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with maturities at acquisition of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with maturities at acquisition of three months or less.

A reconciliation of net gain (loss) and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

	Net Gain (Loss)		Capital and Surplus
	Year Ended December 31		As of December 31
	2019	2018	2019	2018

Statutory-basis amounts	$12,912	$8,703	$103,177	$100,048
Add (deduct) adjustments:
Premiums—net of reinsurance and loading	(8,762)	(9,860)	(830)	(945)
Policy fees and charges	8,746	9,036	-	-
Investment adjustments to fair value	46,472	(41,080)	56,828	10,773
Amortization of VOBA	(2,114)	1,692	27,556	29,670
Policyholder benefits	8,352	10,657	-	-
Surrenders and withdrawals	25,804	26,695	-	-
Interest credited to policyholders	(25,177)	(27,057)	11	(3)
Reserves—net of ModCo receivable	(12,936)	(9,444)	49,188	53,100
Realized gains	3,118	(266)	-	-
Deferred taxes	(7,601)	10,140	(32,770)	(24,310)
IMR/AVR	(1,759)	(1,762)	17,328	14,795
Reinsurance in unauthorized companies	-	-	2,086	2,907
Non admitted assets	-	-	10,981	10,506
Prepaid reinsurance	(15)	54	889	874
Other	1	1	22	15

GAAP-basis amounts	$47,041	$(22,491)	$234,466	$197,430

Other significant accounting practices are as follows:

Investments—Bonds, preferred stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

●

Bonds not backed by other loans are stated at amortized cost using the interest (constant yield) method. For other-than-temporary impairments, the cost basis of the bond is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss.

●

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest (constant yield) method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

●

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value. There are no restrictions on common or preferred stock.

●	Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

●	Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage Loans on real estate are stated at their aggregate unpaid balances, excluding accrued interest.

The Company has minority ownership investments in limited partnerships, which are classified as other invested assets on the balance sheets - statutory-basis. The Company values these interests based on its proportionate share of the underlying audited GAAP equity of the investee or, if audited GAAP basis financial statements are not available for the investee, may be recorded based on the underlying audited U.S tax basis equity, in accordance with SSAP No. 48—Joint Ventures, Partnerships and Limited Liability Companies.

The investment is recorded at cost, plus subsequent capital contributions, and adjusted for the Company’s share of the investee’s audited GAAP basis earnings or losses and other equity adjustments, less distributions received. Distributions are recognized in net investment income to the extent they are not in excess of the undistributed accumulated earnings attributed to the investee. Distributions in excess of the undistributed accumulated earnings reduce the Company’s basis in the investment.

Policy loans are reported at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rates.

Realized capital gains and losses are determined using the first in first out (FIFO) method.

Changes in admitted asset carrying amounts are credited or charged directly to unassigned surplus, net of taxes.

Premiums and Related Costs—Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, also are recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Commissions and other costs applicable to the acquisition of policies are charged to operations as incurred.

Benefits—Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that are intended to provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by the Department. Where the Company employs mean reserving, the Company waives the deduction of deferred fractional premiums on the death of life and annuity policy insureds. The Company returns any unearned premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The liability for future policy benefits provides amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies are computed principally by the Net Level Reserve Method and the Commissioners’ Reserve Valuation Method using interest rates (2.25% to 6.00%) and mortality assumptions (Commissioners’ Standard Ordinary mortality tables, 1941, 1958, 1980 and 2001) as prescribed by regulatory authorities.

The Company typically uses interpolated terminal reserves to adjust the calculated terminal reserve to the appropriate reserve. Interpolated terminal reserves are determined by interpolating between the appropriate terminal reserves and adding the fractional portion of the valuation net premium from the valuation date to the policyholder’s next premium due date. The Company may also use mean reserving if the valuation has not been transferred from the acquired company’s valuation.

The Company charges extra premiums for substandard lives, either as a table rating or as a flat extra premium. For substandard table ratings, both premiums and valuation mortality rates are multiplied by a fixed percentage that ranges from 125% to 500% of standard mortality rates. For flat extra ratings, reserves are increased by the unearned portion of the annual flat extra premium received.

The Company establishes additional reserves when the results of the annual asset adequacy analysis indicate the need for such reserves. The Company maintained net asset adequacy reserves of $40,000 and $43,000 at December 31, 2019 and 2018, respectively. The change in this reserve, included in the statements of operations – statutory-basis, was a decrease of $3,000 and an increase of $1,000 for 2019 and 2018, respectively, which was recorded in Increase in life, annuity and accident & health reserves.

As of December 31, 2019 and 2018, reserves of $7,786 and $9,447, respectively, were recorded on inforce amounts of $967,647 and $1,091,981, respectively, for which gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest has been determined by formula as described in the Annual Statement Instructions, adjusted to reflect fractional years of interest for material reinsurance transactions. The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balance less applicable surrender charges.

Claim Reserves—Policy and contract claims are amounts due on claims, which were incurred as of December 31, but have not yet been paid. The accrual has two components: 1) claims in process of settlement as of December 31 and 2) claims not yet reported but estimable based on historical trend review of the claims reported after December 31 relating to claims incurred as of December 31.

Claims in the contestable period are reported at their full face value.

Federal Income Taxes—Federal income taxes are charged or credited to operations based on amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted tax rates and laws, subject to certain limitations and are recorded in surplus.

Reinsurance—Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Accounting Changes— In November 2018, the NAIC adopted updates to SSAP No. 51R, Life Contracts, SSAP No. 52, Deposit type Contracts, and SSAP No. 61R, Life, Deposits and Accident and Health Reinsurance, which adds life liquidity disclosures and expands the variable annuity liquidity disclosures. The Company has provided all required disclosures.

2.	PRESCRIBED AND PERMITTED STATUTORY ACCOUNTING PRACTICES

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has

been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory-basis financial statements.

The state of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. New York regulation 172 requires the Company to record a write-in asset of $889 and $874 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy at December 31, 2019 and 2018, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2019	2018

Net gain (loss), State of New York basis	$12,912	$8,703
State prescribed practices (income)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(15)	54

Net gain (loss), NAIC SAP	$12,897	$8,757

Statutory capital and surplus, State of New York basis	$103,177	$100,048
State prescribed practices (surplus)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(889)	(874)

Statutory capital and surplus, NAIC SAP	$102,288	$99,174

3.	INVESTMENTS

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred and common stocks are summarized as:

	Carrying Value	Gross Unrealized		Fair Value
At December 31, 2019		Gains	Losses

U.S. government and agencies	$33,164	$3,417	$(175)	$36,406
State and political subdivisions	52,344	10,432	-	62,776
Foreign sovereign	3,192	89	-	3,281
Corporate securities	289,540	27,972	(1,091)	316,421
Residential mortgage-backed securities	58,868	3,907	(87)	62,688
Commercial mortgage-backed securities	66,192	5,212	(151)	71,253
Asset backed securities	104,232	6,073	(443)	109,862
Collateralized debt obligations	126,594	1,068	(3,321)	124,341

Total bonds	734,126	58,170	(5,268)	787,028

Preferred stocks	34,657	1,824	(26)	36,455

Total	$768,783	$59,994	$(5,294)	$823,483

	Carrying Value	Gross Unrealized		Fair Value
At December 31, 2018		Gains	Losses

U.S. government and agencies	$41,732	$1,767	$(584)	$42,915
State and political subdivisions	57,828	6,328	(343)	63,813
Foreign sovereign	3,143	26	(216)	2,953
Corporate securities	302,394	10,615	(10,374)	302,635
Residential mortgage-backed securities	69,013	2,363	(1,187)	70,189
Commercial mortgage-backed securities	82,374	2,039	(1,495)	82,918
Asset backed securities	119,117	3,708	(1,053)	121,772
Collateralized debt obligations	81,301	849	(2,775)	79,375

Total bonds	756,902	27,695	(18,027)	766,570

Preferred stocks	33,913	173	(1,391)	32,695

Total	$790,815	$27,868	$(19,418)	$799,265

At December 31, 2019 and 2018, bonds with an admitted asset value of $8,922 and $10,060, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
At December 31, 2019	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government and agencies	$398	$(2)	$1,826	$(173)	$2,224	$(175)
Corporate securities	9,979	(158)	17,645	(933)	27,624	(1,091)
Residential mortgage-backed securities	8,265	(40)	2	(47)	8,267	(87)
Commercial mortgage-backed securities	3,503	(100)	158	(51)	3,661	(151)
Asset backed securities	13,397	(128)	3,056	(315)	16,453	(443)
Collateralized debt obligations	44,290	(1,371)	40,728	(1,950)	85,018	(3,321)

Total bonds	79,832	(1,799)	63,415	(3,469)	143,247	(5,268)

Preferred stocks	3,538	(26)	-	-	3,538	(26)

Total	$83,370	$(1,825)	$63,415	$(3,469)	$146,785	$(5,294)

	Less Than 12 Months		12 Months or More		Total
At December 31, 2018	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government and agencies	$2,658	$(51)	$13,759	$(533)	$16,417	$(584)
State and political subdivisions	4,644	(291)	447	(52)	5,091	(343)
Foreign sovereign	-		1,927	(216)	1,927	(216)
Corporate securities	167,563	(8,223)	18,462	(2,151)	186,025	(10,374)
Residential mortgage-backed securities	11,938	(480)	17,788	(707)	29,726	(1,187)
Commercial mortgage-backed securities	31,625	(646)	14,947	(849)	46,572	(1,495)
Asset backed securities	38,935	(655)	15,496	(398)	54,431	(1,053)
Collateralized debt obligations	58,267	(2,696)	3,510	(79)	61,777	(2,775)

Total bonds	315,630	(13,042)	86,336	(4,985)	401,966	(18,027)

Preferred stocks	23,104	(1,391)	-	-	23,104	(1,391)

Total	$338,734	$(14,433)	$86,336	$(4,985)	$425,070	$(19,418)

Management regularly reviews (at least quarterly) the value of the Company’s investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the following is considered:

–	The length of time and extent to which the fair value has been below its cost;

–	The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential;

–	Management’s intent and ability to hold the security long enough for it to recover its value;

–	Valuation guidelines expressed in the applicable Statements of Statutory Accounting Principles;

–	Any downgrades of the security by a rating agency; and

–	Any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Based on that analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized capital gains (losses) in the statements of operations – statutory-basis in the period the determination is made.

The Company recognized $0 and $38 of other-than-temporary impairments for the years ended December 31, 2019 and 2018, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds at December 31, 2019, by contractual maturity, is as follows:

	Carrying Value	Fair Value

Years to maturity:
0–1 year	$5,616	$5,722
1–5 years	47,895	50,186
5–10 years	67,039	72,384
10–20 years	89,965	103,898
over 20 years	167,725	186,694
Asset-backed securities	104,232	109,862
Mortgage-backed securities	125,060	133,941
Collateralized debt obligations	126,594	124,341

Total	$734,126	$787,028

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate—The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of December 31, 2019, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Book Adjusted Carry Value (BACV)	% of Total

Texas	78.1%
North Carolina	21.9

The types of properties collateralizing the CMLs as of December 31, 2019, are as follows:

Percentage of Loan Portfolio BACV	% of Total

Industrial	61.6%
Multi-family	21.9
Lodging	16.5

Total	100.0%

The maximum percentage of any one loan to the value of security at December 31, 2019, exclusive of insured, guaranteed, or purchase money mortgages, was 62.2%.

The contractual maturities of the CML portfolio as of December 31, 2019, are as follows:

	Carry Value	Percent

2019	$0	0.0%
2020	0	0.0%
2021	0	0.0%
2022	0	0.0%
2023	0	0.0%
Thereafter	12,988	100.0%

Total	$12,988	100.0%

During 2019, three new mortgage loans were originated and in 2018 the Company had no mortgage loan holdings. The Company’s recorded investment in mortgage loans totaled $12,988 and $0 as of December 31, 2019 and December 31, 2018, respectively, and consisted entirely of loans classified as “commercial mortgages-all other”. No interest rates were reduced on outstanding mortgage loans during 2019. During 2019, the Company incurred no impairments on mortgage loans.

The Company’s CML portfolio has been classified based on NAIC commercial mortgage loan ratings which are calculated based on loan-to-value and debt service coverage. The rating system classifies loans into the following categories: CM1, CM2, CM3, CM4, CM5, CM6 and CM7 with those rated CM1 having the highest ratings. Commercial mortgage loans rated CM1 though CM5 are performing. Commercial mortgage loans rated CM 6 and CM7 are not performing. Classification of the Company’s mortgage loan portfolio as of December 31, 2019 is shown in the table below:

Carrying Value

CM1 - Very good	$12,988
CM2 - Good	-
CM3 - Acceptable	-
CM4 - Potential weakness	-
CM5 - Severe weakness	-
CM6 - 90+ days delinquent	-
CM7 - In process of foreclosure	-

Total mortgage loans on real estate	$12,988

Separately from the above designations, at least annually, the Company’s management evaluates various metrics of each loan, including, but not limited to, payment history, loan to value, debt service coverage, vacancy, and location. The portfolio is also reviewed for other-than-temporary impairments quarterly.

At December 31, 2019, the Company’s mortgage loan balances are classified as current.

Major categories of the Company’s net investment income are summarized as follows:

	2019	2018
Income:
Bonds	$39,793	$39,565
Preferred stocks	2,287	1,048
Commercial mortgage loans	84	-
Policy loans	1,075	1,375
Other invested assets	2,038	775
Short-term investments and cash	447	345
Other income	-	1

Total investment income	45,724	43,109
Expenses:
Investment expenses	2,134	1,372
Interest on funds held under reinsurance treaties	155	196

Total investment expenses	2,289	1,568

Net investment income	$43,435	$41,541

The proceeds from sales, maturities, and transfers of investments in bonds, preferred stocks, and mortgage loans, and the related capital gains and losses are as follows:

	Year Ended December 31
Proceeds	2019	2018

Bonds:
Proceeds from sales	$166,956	$300,372
Proceeds from dispositions other than sales	22,758	5,256

Total proceeds	$189,714	$305,628

Stocks:
Proceeds from sales	$11,452	$6,108
Proceeds from dispositions other than sales	5,947	-

Total proceeds	$17,399	$6,108

Mortgage loans on real estate:
Proceeds from sales	$-	$-
Proceeds from dispositions other than sales	25	-

Total proceeds	$25	$-

Realized gains and losses

Bonds:
Gross realized capital gains on sales	$4,072	$3,091
Gross realized capital losses on sales	(1,008)	(3,315)

Net realized capital gains (losses) on sales	3,064	(224)

Impairments	-	(38)

Total	3,064	(262)

Preferred stocks—Gross realized capital (losses) gains on sales	176	(288)

Other invested assets—Gross realized capital (losses) gains on sales	94	-

Realized capital gains before federal income taxes and transfer to IMR	3,334	(550)

Amount transferred to IMR	(2,655)	380
Federal income tax expense	(947)	(54)

Net realized capital gains (losses)	$(268)	$(225)

Credit Risk Concentration—The Company had no investment in corporate entities that exceeded 10% of capital and surplus at December 31, 2019.

4.	FAIR VALUES

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments in the accompanying financial statements and notes thereto:

Cash, Cash Equivalents, and Short-Term Investments—The carrying amounts reported in the accompanying balance sheets – statutory-basis for these financial instruments approximate their fair values.

Investment Securities—Fair values for investment securities are based on market prices, or in the absence of published unit prices, or when amortized cost is used as the unit price, quoted market prices by other third party organizations, where available. In some cases, such as private placements and certain mortgage-backed and asset backed securities, fair values are based on discounted expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Mortgage Loans on Real Estate—Fair values were determined by discounting expected cash flows based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics were aggregated in the calculations.

Other Invested Assets—Other invested assets are comprised of private equity interests and limited partnerships. The carrying amounts represent the Company’s share of the entity’s underlying equity and approximate their fair values. Limited partnership interests are determined by the net asset values of the Company’s ownership interest as provided in the financial statements of the investees.

Policy Loans—Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy, and contract reserves, which approximates fair value.

Annuities-Deferred and Without Life Contingencies—Fair values for the Company’s annuities-deferred and without life contingencies are estimated using discounted cash flow calculations using interest rates equal to the risk-free rate plus a credit spread based on the Company’s credit rating.

The fair values of the Company’s liabilities for insurance contracts other than annuities-deferred and without life contingencies are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including noninvestment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company’s liability.

The following table presents the carrying values and fair values of the Company’s financial instruments:

	December 31
	2019		2018
	Carrying	Fair	Carrying	Fair
Assets/Liabilities	Value	Value	Value	Value

Financial assets:
Bonds	$734,126	$787,028	$756,902	$766,570
Preferred stocks	34,657	36,455	33,913	32,696
Cash, cash equivalents and short term investments	13,790	13,790	36,482	36,482
Commercial mortgage loans	12,988	13,156	-	-
Policy loans	12,261	12,261	12,830	12,830
Other invested assets*	19,854	21,813	10,145	12,484
Separate account assets	749	749	619	619

Financial liabilities:
Annuities–deferred and without life contingencies	$527,237	$646,124	$535,315	$605,730
Separate account liabilities	749	749	619	619

*Excludes investments accounted for under the equity method. Prior year amounts

The Company determines the fair value of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and prioritize observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and, where appropriate, risk margins.

The Company has categorized its financial assets and liabilities based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair value of financial assets and liabilities are categorized as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury Securities and non-interest bearing cash.

Level 2—Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3—Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the balance sheets – statutory-basis.

The Company owns a limited number of corporate bonds, preferred stocks and hybrid securities that are in or near default and as such are rated 6 by the NAIC. These securities are required to be reported at the lower of fair value or amortized cost. The fair values of these publicly-traded securities are based on quoted market prices from widely used pricing sources such as ICE Data Services\IDC (Interactive Data Corp) or Refinitiv (formerly known as Reuters\EJV), and also may be obtained from independent third party dealers. These securities fall within Level 2 of the fair value hierarchy.

The carrying value and fair value of the Company’s financial instruments as of December 31, 2019 and 2018 were as follows:

	Carrying	Fair
December 31, 2019	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$33,164	$36,406	$10,076	$26,330	$-
State and political subdivisions	52,344	62,776	-	57,017	5,759
Foreign sovereign	3,192	3,281	-	3,281	-
Corporate securities	289,540	316,421	-	291,373	25,048
Residential mortgage-backed securities	58,868	62,688	-	62,688	-
Commercial mortgage-backed securities	66,192	71,253	-	71,253	-
Asset backed securities	104,232	109,862	-	87,831	22,031
Collateralized debt obligations	126,594	124,341	-	113,692	10,649

Total bonds	734,126	787,028	10,076	713,465	63,487

Preferred stocks	34,657	36,455	-	36,455	-
Cash, cash equivalents, and short-term investments	13,790	13,790	13,790	-	-
Other invested assets*	19,854	21,813	-	4,070	17,743
Commercial mortgage loans	12,988	13,156	-	-	13,156
Policy loans	12,261	12,261	-	-	12,261
Separate accounts	749	749	-	749	-

Total financial assets	$828,425	$885,252	$23,866	$754,739	$106,647

Financial liabilities—annuities-deferred and without life contingencies	$527,237	$646,124	$-	$-	$646,124
Separate accounts	749	749	-	749	-

Total financial liabilities	$527,986	$646,873	$-	$749	$646,124

* Excludes limited partnership investments of $27,386 accounted for under the equity method.

	Carrying	Fair
December 31, 2018	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$41,732	$42,915	$18,993	$23,922	$-
State and political subdivisions	57,828	63,813	-	59,000	4,813
Foreign sovereign	3,143	2,953	-	2,953	-
Corporate securities	302,394	302,635	-	279,553	23,082
Residential mortgage-backed securities	69,013	70,189	-	70,189	-
Commercial mortgage-backed securities	82,374	82,918	-	82,918	-
Asset backed securities	119,117	121,772	-	98,501	23,271
Collateralized debt obligations	81,301	79,375	-	68,636	10,739

Total bonds	756,902	766,570	18,993	685,672	61,905

Preferred stocks	33,913	32,696	-	32,696	-
Cash, cash equivalents, and short-term investments	36,482	36,482	36,482	-	-
Other invested assets*	10,145	12,484	-	-	12,484
Policy loans	12,830	12,830	-	-	12,830
Separate accounts	619	619	-	619	-

Total financial assets	$850,891	$861,681	$55,475	$718,987	$87,219

Financial liabilities—annuities-deferred and without life contingencies	$535,315	$605,730	$-	$-	$605,730
Separate accounts	619	619	-	619	-

Total financial liabilities	$535,934	$606,349	$-	$619	$605,730

* Excludes limited partnership investments of $8,286 accounted for under the equity method to conform with the 2019 presentation of other invested assets.

We obtain our Level 3 fair value measurements from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are nonbinding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability.

5.	REINSURANCE

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,000.

The effect of reinsurance on life and accident & health premiums written and earned for the year ended December 31, 2019 and 2018, are as follows:

	2019	2018
	Written and	Written and
	Earned	Earned

Direct premiums	$45,132	$46,076

Assumed premiums—nonaffiliates	919	1,027

Ceded premiums:
Affiliates	(15,428)	(15,806)
Nonaffiliates	(19,648)	(19,115)

Total ceded premiums	(35,076)	(34,921)

Net premiums	$10,975	$12,182

The Company’s ceded reinsurance arrangements reduced certain other items in the accompanying statutory-basis financial statements by the following amounts:

	2019	2018

Benefits paid or provided:
Affiliates	$42,832	$38,969
Nonaffiliates	18,576	15,515

Total benefits paid or provided	$61,408	$54,484

Policy and contract liabilities:
Affiliates	$13,777	$11,091
Nonaffiliates	3,782	4,813

Total policy and contract liabilities	$17,559	$15,904

The inforce as of December 31, 2019 and 2018 is reduced by reinsurance arrangements ceded as follows:

	2019	2018

Inforce:
Affiliates	$2,588,605	$2,788,758
Nonaffiliates	4,672,084	5,070,440

Total inforce	$7,260,689	$7,859,198

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At December 31, 2019 and 2018, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	FEDERAL INCOME TAXES

WRAC, along with its life insurance subsidiaries, files a consolidated federal income tax return. Companies included in the consolidated return are as follows:

Wilton Reassurance Company

Wilton Reassurance Life Company of New York

Texas Life Insurance Company

Wilcac Life Insurance Company

Wilco Life Insurance Company

Redding Reassurance Company 3, LLC

The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon the separate return calculations with credit for net losses granted when utilized on a separate company basis or in consolidation.

Inter-company tax balances may be settled quarterly as the Company makes payments to, or receives payments from, WRAC for the amount the Company would have paid to, or received from, the Internal Revenue Service (IRS) had it not been a member of the consolidated tax group. The separate company provisions and payments are computed using the tax elections made by WRAC.

Pursuant to NY Circular Letter No. 1979-33 (December 20, 1979), in order to help assure the Company’s enforceable right to recoup federal income taxes in the event of future net losses, the Department has required that an escrow account consisting of assets eligible as an investment for the Company be established and maintained by its parent in an amount equal to the excess of the amount paid by the domestic insurer to the parent for federal income taxes over the actual payment made by the parent to the IRS. Escrow assets may be released to WRAC from the escrow account at such time as the permissible period for loss carrybacks has elapsed. The Company and WRAC established the required escrow agreement effective October 1, 2007. The escrow balance was $330 and $11,700 at December 31, 2019 and 2018, respectively.

The components of the net deferred tax asset (liability) at December 31 are as follows:

	2019			2018
	Ordinary	Capital	Total	Ordinary	Capital	Total

Gross deferred tax assets	$18,333	$3,361	$21,694	$17,562	$3,215	$20,777
Statutory valuation allowance	-	-	-	-	-	-

Adjusted gross deferred tax assets	18,333	3,361	21,694	17,562	3,215	20,777

Deferred tax asset nonadmitted	6,746	3,361	10,107	7,084	3,215	10,299

Subtotal net admitted deferred tax asset	11,587	-	11,587	10,478	-	10,478

Deferred tax liabilities	6,568	-	6,568	6,510	-	6,510

Net deferred tax asset (liability)	$5,019	$-	$5,019	$3,968	$-	$3,968

	Change During 2019
	Ordinary	Capital	Total

Gross deferred tax assets	$771	$146	$917
Statutory valuation allowance	-	-	-

Adjusted gross deferred tax assets	771	146	917

Deferred tax asset nonadmitted	(338)	146	(192)

Subtotal net admitted deferred tax asset	1,109		1,109

Deferred tax liabilities	58	-	58

Net deferred tax asset (liability)	$1,051	$-	$1,051

The amount of adjusted gross deferred tax assets admitted under SSAP No. 101 is as follows:

	2019			2018
	Ordinary	Capital	Total	Ordinary	Capital	Total

(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-	$-	$-	$-
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from	-	-	-	-	-	-
(a) above) after application of the threshold limitation	5,019	-	5,019	3,968	-	3,968
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	5,019	-	5,019	3,968	-	3,968
ii. Adjusted gross tax assets allowed per limitation threshold	-	-	14,724	-	-	14,412
(c)Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	6,568	-	6,568	6,510	-	6,510

Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$11,587	$-	$11,587	$10,478	$-	$10,478

	Change During 2019
	Ordinary	Capital	Total

a. Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-
b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from (a) above) after application of the threshold limitation	1,051	-	1,051
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	1,051	-	1,051
ii. Adjusted gross tax assets allowed per limitation threshold	XXX	XXX	312
c. Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	58	-	58

d. Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$1,109	$-	$1,109

Other admissibility criteria are as follows:

Description	2019	2018

Ratio percentage used to determine recovery period and threshold limitation amount	761%	868%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in 2(b) above	$98,158	$96,079

The Company’s tax planning strategies do not include the use of reinsurance.

The Company does not currently employ tax planning strategies to recognize the admission of deferred tax assets.

There are no temporary differences for which a deferred tax liability has not been established.

Current income taxes incurred consist of the following:

	2019	2018

Current income tax expense	$3,388	$3,518
Return to provision true-up	174	398

Current income tax incurred on gain from operations	3,562	3,916

Current income tax expense on realized gains	947	54

Total current income tax expense	$4,509	$3,970

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	2019	2018	Change	Character

Deferred tax assets:
Insurance reserves	$10,388	$11,139	$(751)	Ordinary
Net operating loss carryforwards		165	(165)	Ordinary
Deferred acquisition costs	5,350	4,607	743	Ordinary
Unamortized purchase costs	92	144	(52)	Ordinary
Deferred capital losses	3,361	3,215	146	Capital
Other	2,503	1,507	996	Ordinary

Total deferred tax assets	21,694	20,777	917

Non-admitted deferred tax assets	10,107	10,299	(192)

Admitted deferred tax assets	11,587	10,478	1,109

Deferred tax liabilities:
Premium receivable	408	408	-	Ordinary
Nonaccrual of market discount	6,160	6,102	58	Ordinary

Total deferred tax liabilities	6,568	6,510	58

Net admitted deferred tax asset	$5,019	$3,968	$1,051

The change in net deferred income taxes including the tax effect of unrealized gains consists of the following:

	2019	2018	Change

Total deferred tax assets	$21,694	$20,777	$917
Total deferred tax liabilities	6,568	6,510	58

Net deferred tax asset	$15,126	$14,267	$859

Tax effect on unrealized gains			138

Change in net deferred income tax			$997

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows:

	Year Ended December 31
	2019	2018

Provisions computed at statutory rate	$3,658	$2,661
IMR	188	(450)
Return to provision adjustment	11	161
Other	(345)	(311)

Total	$3,512	$2,060

Federal income tax incurred	$4,509	$3,970
Change in net deferred income taxes	(997)	(1,910)

Total statutory income taxes	$3,512	$2,060

At December 31, 2019, the Company has no operating or capital loss carryforwards.

The Tax Act eliminated the operating loss carryback for Life Insurance companies for losses realized after 2017. Prior year taxes are not available for recoupment in the event of future net losses.

The aggregate amount of deposits reported as admitted assets under Section 6603 of the IRS Code was $0 as of December 31, 2019 and 2018.

The 2016–2019 tax years are open and subject to examination by the IRS.

7.	CAPITAL AND SURPLUS

Life/health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2019 and 2018, the Company exceeded the RBC requirements.

WRNY is subject to statutory regulations of the state of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY can pay dividends of $13,180 in 2020 without prior regulatory approval.

The Company paid dividends to its stockholder of $10,005 and $8,535 in 2019 and 2018, respectively.

8.	RELATED-PARTY TRANSACTIONS

Through the Services Agreement, Wilton Re Services provides certain accounting, actuarial and administrative services to the Company. Expenses incurred relating to this agreement amounted to $1,095 and $743 for the years ended December 31, 2019 and 2018, respectively.

The Company reported amounts payable to its affiliate, Wilton Re Services, of $404 and $339 at December 31, 2019 and 2018, respectively.

Under the Services Agreement, the Company incurs charges related to employee compensation which includes a Long-Term Incentive Program (LTIP). A vesting period of three to five years applies after which final unit values are determined based on actual performance. The Company has been allocated a share of the expense with the LTIP payable carried as a component of general expense due or accrued. Once the vesting period is complete and the LTIP awards are paid, the Company’s LTIP payable will be settled with Wilton Re Services. At December 31, 2019 and 2018, included within general expenses of the accompanying balance sheets – statutory-basis, is the Company’s payable of $10,791 and $5,741, respectively, resulting in incurred expenses of $5,050 and $3,051 for the years ended 2019 and 2018, respectively.

9.	COMMITMENTS AND CONTINGENCIES

Funding of Investments—The Company’s commitments to limited partnerships as of December 31, 2019, are presented in the following table:

	2019
	Commitment	Unfunded

Limited partnerships	$104,300	$78,234
Mortgage loans on real estate	-	-

Total	$104,300	$78,234

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties. The Company anticipates that the mortgage loans on real estate commitments will fund within 90 days.

Legal Proceedings—In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

10.	RESERVES

At December 31, 2019, the Company’s annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

A. Individual Annuities	2019
	Amount	Percent

Subject to discretionary withdrawal:

With fair value adjustment	$4,292	0.8%

At book value less current surrender charge of 5% or more	-	0.0
At fair value	194	0.0

Total with adjustment or at market value	4,486	0.8

At book value without adjustment (minimum or no charge or adjustment)	512,606	95.9
Not subject to discretionary withdrawal	17,417	3.3

Total annuity reserves and deposit fund liabilities—before reinsurance	534,509	100%

Less reinsurance ceded	2,625

Net annuity reserves and deposit fund liabilities	$531,884

B. Group Annuities	2019
	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0
At fair value	-	0.0

Total with adjustment or at market value		0.0

At book value without adjustment (minimum or no charge or adjustment)	471	100.0
Not subject to discretionary withdrawal	-	0.0

Total annuity reserves and deposit fund liabilities—before reinsurance	471	100%

Less reinsurance ceded	-

Net annuity reserves and deposit fund liabilities	$471

C. Deposit- Type Contracts (No Life Contingencies)	2019
	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0
At fair value	-	0.0

Total with adjustment or at market value		0.0

At book value without adjustment (minimum or no charge or adjustment)		0.0
Not subject to discretionary withdrawal	11,327	100.0

Total annuity reserves and deposit fund liabilities—before reinsurance	11,327	100%

Less reinsurance ceded	1,256

Net annuity reserves and deposit fund liabilities	$10,071

Of the total net annuity reserves and deposit fund liabilities of $542,426 at December 31, 2019, $542,232 is included in the general account and $194 is included in the separate account.

At December 31, 2019, the Company’s life reserves that are subject to discretionary withdrawal, surrender values, or policy loans and not subject to discretionary withdrawal or no cash value provisions are summarized as follows:

						Separate Account
			General Account			Guaranteed and Nonguaranteed
			Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

A.	Subject to discretionary withdrawal, surrender value, or policy loans:
	(1)	Term Policies with Cash Value	$-	$21,380	$37,720	$-	$-	$-
	(2)	Universal Life	304,084	300,958	312,700	-	-	-
	(3)	Universal Life with Secondary Guarantees	40,194	36,484	46,131	-	-	-
	(4)	Indexed Universal Life	-	-	-	-	-	-
	(5)	Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
	(6)	Indexed Life	-	-	-	-	-	-
	(7)	Other Permanent Cash Value Life Insurance	-	7,898	10,463	-	-	-
	(8)	Variable Life	-	-	-	-	-	-
	(9)	Variable Universal Life	-	-	-	490	490	490
	(10)	Miscellaneous Reserves	-	-	-	-	-	-
B.	Not subject to discretionary withdrawal or no cash values:
	(1)	Term policies without Cash Value	XXX	XXX	72,536	XXX	XXX	-
	(2)	Accidental Death Benefits	XXX	XXX	39	XXX	XXX	-
	(3)	Disability - Active Lives	XXX	XXX	2,943	XXX	XXX	-
	(4)	Disability - Disabled Lives	XXX	XXX	6,208	XXX	XXX	-
	(5)	Miscellaneous Reserves	XXX	XXX	153,284	XXX	XXX	-
C.	Total (gross: direct + assumed)		344,278	366,719	642,023	490	490	490
D.	Reinsurance ceded		247,591	254,251	465,765	-	-	-
E.	Total (net) (C) - (D)		96,687	112,468	176,258	490	490	490

11.	PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 are as follows:

	2019		2018
		Net of		Net of
	Gross	Loading	Gross	Loading

Ordinary renewal	$1,569	$1,569	$1,592	$1,592

12.	SUBSEQUENT EVENTS

COVID-19

As a result of the spread of COVID-19 globally, the World Health Organization declared a global emergency on January 30, 2020. The COVID-19 pandemic could have a material adverse effect on global, national and local economies, as well as the Company. The extent to which COVID-19 impacts the Company’s results will depend on future developments.

Other than COVID-19, there have been no other events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through April 14, 2020, the date the statutory-basis financial statements were available to be issued.

* * * * * *

Wilton Reassurance Life

Company of New York

Statutory-Basis Financial Statements

as of June 30, 2021 (unaudited) and December 31, 2020, and

for the Six Months Ended June 30, 2021 and June 30, 2020 (unaudited)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS BALANCE SHEETS

AS OF JUNE 30, 2021 (unaudited) AND DECEMBER 31, 2020

(Amounts in thousands of US Dollars, except share amounts)

	2021	2020
Admitted Assets
Cash and invested assets:
Bonds	$658,566	$682,887
Preferred stocks	43,690	38,792
Common stocks	3,832	595
Mortgage loans on real estate	15,121	15,363
Cash, cash equivalents, and short-term investments	16,264	15,886
Policy loans	11,283	11,676
Other invested assets	112,045	81,337

Total cash and invested assets	860,801	846,536
Accrued investment income	5,359	5,516
Deferred and uncollected life premium, net of loading of $0 and $0 at June 30, 2021 and December 31, 2020, respectively	531	1,493
Reinsurance recoverable	11,577	13,392
Net deferred tax assets	3,995	5,366
Other assets	1,901	1,662
Separate account assets	964	964

Total admitted assets	$885,128	$874,928

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$710,459	$720,072
Policy and contract claims	16,067	12,964
Policyholders’ funds	10,958	10,545

Total policy and contract liabilities	737,484	743,581

Other amounts payable on reinsurance	237	706
Interest maintenance reserve	11,210	10,591
Commissions and expense allowances on reinsurance assumed	(109)	(105)
Accounts payable and general expenses due and accrued	10,696	11,700
Current federal income taxes payable	1,118	666
Amounts withheld or retained by company as agent or trustee	652	638
Remittances not allocated	2,227	2,971
Asset valuation reserve	19,666	14,691
Reinsurance in unauthorized and certified companies	3,406	2,220
Funds held under reinsurance treaties	7,470	2,940
Payable to parent and affiliates	707	539
Payable for securities	1,108	-
Other liabilities	1,586	1,606
Separate account liabilities	964	964

Total liabilities	798,422	793,706

Capital and surplus
Common stock, $4.55 par value, 1,100,000 shares authorized; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	12,657	7,173

Total capital and surplus	86,706	81,222

Total liabilities and capital and surplus	$885,128	$874,928

See accompanying notes to the statutory-basis financial statements (unaudited)

2 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Amounts in thousands of US Dollars)

	2021	2020
Premiums and other revenues
Life and annuity premiums	$4,705	$5,870
Considerations for supplementary contracts with life contingencies	1,080	698
Net investment income	24,688	19,929
Amortization of interest maintenance reserve	888	816
Commissions & expense allowances on reinsurance ceded	622	430
Other revenues - net	(65)	(70)

Total premiums and other revenues	31,918	27,673

Benefits paid or provided
Death benefit	4,716	7,501
Annuity benefit	9,023	8,174
Surrender benefit and withdrawals	10,227	12,833
Payment on supplementary contracts with life contingencies	769	751
Interest and adjustments on contract or deposit-type contract funds	(220)	80
Changes in life, annuity and accident & health reserves	(9,613)	(8,667)
Other benefits	311	226

Total benefits paid or provided	15,213	20,898

Insurance expenses and other
Commissions and expenses allowances	349	188
General insurance expenses	4,374	5,589
Insurance taxes, licenses & fees	943	553
Net transfer to or (from) separate accounts	5	(19)
Other	(5)	417

Total insurance expenses and other	5,666	6,728

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	11,039	47
Income tax expenses (benefits)	843	(544)

Gain (Loss) from operations before net realized capital gains (losses)	10,196	591
Realized capital gains (losses)	381	(140)

Net gain (loss) from operations	10,577	451

See accompanying notes to statutory-basis financial statements (unaudited)

3 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

(Amounts in thousands of US Dollars)

	Common Stock	Paid-In Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus

Balance - December 31, 2019	$2,503	$71,546	$29,128	$103,177

Net gain	-	-	451	451
Change in net unrealized capital gains (losses)	-	-	(1,719)	(1,719)
Change in net deferred income tax	-	-	(48)	(48)
Change in nonadmitted assets	-	-	(975)	(975)
Change in liability for reinsurance in unauthorized and certified companies	-	-	(210)	(210)
Change in asset valuation reserve	-	-	(1,393)	(1,393)

Net change in surplus for the period	-	-	(3,894)	(3,894)

Balance - June 30, 2020	$2,503	$71,546	$25,234	$99,283

Balance - December 31, 2020	$2,503	$71,546	$7,173	$81,222

Net gain	-	-	10,577	10,577
Change in net unrealized capital gains (losses)	-	-	2,277	2,277
Change in net deferred income tax	-	-	(493)	(493)
Change in nonadmitted assets	-	-	(716)	(716)
Change in liability for reinsurance in unauthorized and certified companies	-	-	(1,186)	(1,186)
Change in asset valuation reserve	-	-	(4,975)	(4,975)

Net change in surplus for the period	-	-	5,484	5,484

Balance - June 30, 2021	$2,503	$71,546	$12,657	$86,706

See accompanying note to the statutory-basis financial statements.

4 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENT OF CASH FLOWS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

(Amounts in thousands of US Dollars)

	2021	2020
Operating activities
Premiums collected net of reinsurance	$6,749	$6,960
Net investment income	23,381	20,026
Miscellaneous income received	3,879	481
Benefit and losses paid	(24,126)	(26,469)
Net transfers from (to) separate accounts	(5)	19
Commissions and expenses paid	(6,395)	(9,651)
Federal income taxes received (paid)	(1,692)	(2,090)

Net cash provided by (used in) operating activities	1,791	(10,724)

Investing activities
Proceeds from sales, maturities, or repayments of investments:
Bonds	74,060	84,428
Stocks	10,282	10,645
Mortgage loans on real estate	241	260
Other invested assets	8,313	9,110
Miscellaneous proceeds	1,108	-

Total investment proceeds	94,004	104,443

Costs of investment acquired:
Bonds	46,451	58,168
Stocks	17,446	15,188
Mortgage loans on real estate	-	2,900
Other invested assets	35,867	21,964
Miscellaneous proceeds	303	1,204

Total costs of investment acquired	100,067	99,424

Increase (decrease) in policy loans	370	385

Net cash provided by (used in) investing activities	(5,693)	5,404

Financing and miscellaneous activities
Net inflow (withdrawal) on deposit type contracts	413	(1)
Other cash provided (applied)	3,867	5,601

Net cash provided by (used in) financing activities	4,280	5,600

Net increase (decrease) in cash, cash equivalents and short-term investments	378	280
Beginning of period	15,886	13,790

End of period	$16,264	$14,070

See accompanying notes to the statutory-basis financial statements (unaudited)

5 | P a g e

Wilton Reassurance Life Company of New York

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (unaudited)

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2021 and June 30, 2020

(Amounts in thousands of US Dollar)

1.	Nature of Operations and Basis of Presentation

Organization

Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

Basis of Presentation

The unaudited financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP). These interim statutory-basis financial statements do not include all of the information and footnotes required for complete financial statements and should be read in conjunction with the Company’s audited statutory-basis financial statements for the year ended December 31, 2020.

In the opinion of management, all adjustments, including normal recurring adjustments necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

2.	Prescribed and Permitted Statutory Practices

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory basis financial statements.

6 | P a g e

The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. The Department’s Insurance Regulation 172 requires the Company to record a write-in asset of $856 and $889 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy as of June 30, 2021 and 2020, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income for six months ended June 30, 2021 and June 30, 2020, and capital and surplus as of June 30, 2021 and 2020, between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2021	2020
Net gain (loss)
Net gain (loss), State of New York basis	$10,577	$451
State prescribed practices (income)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	-	-
State permitted practices (income)	-	-

Net gain (loss), NAIC SAP	$10,577	$451

Statutory capital and surplus
Statutory capital and surplus, State of New York basis	$86,706	$99,283
State prescribed practices (surplus)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(856)	(889)
State permitted practices (surplus)	-	-

Statutory capital and surplus, NAIC SAP	$85,850	$98,394

The Company’s shareholder’s equity determined in accordance with GAAP as of June 30, 2021 and December 31, 2020 was $267,182 and $253,319, respectively. The Company’s net income (loss) determined in accordance with GAAP for the six months ended June 30, 2021 and June 30, 2020 was $13,864 and ($13,118), respectively.

3.	Investments

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred stocks and common stocks are summarized as:

7 | P a g e

	Carrying	Gross Unrealized		Fair
At June 30, 2021	Value	Gains	Losses	Value

U.S. government and agencies	$24,189	$4,307	$-	$28,496
State and political subdivisions	45,091	12,185	-	57,276
Foreign sovereign	1,000	124	-	1,124
Corporate securities	280,322	33,824	(1,073)	313,073
Residential mortgage-backed securities	32,748	3,636	(44)	36,340
Commercial mortgage-backed securities	54,135	6,536	(94)	60,577
Asset backed securities	83,575	6,035	(1,449)	88,161
Collateralized debt obligations	137,506	4,909	(3,652)	138,763

Total bonds	658,566	71,556	(6,312)	723,810

Preferred stocks	43,690	3,522	(47)	47,165
Common stocks	3,832	3	(3)	3,832

Total bonds and stocks	$706,088	$75,081	$(6,362)	$774,807

	Carrying	Gross Unrealized		Fair
At December 31, 2020	Value	Gains	Losses	Value

U.S. government and agencies	$25,508	$5,327	$-	$30,835
State and political subdivisions	45,130	12,865	-	57,995
Foreign sovereign	1,000	148	-	1,148
Corporate securities	287,099	38,927	(1,491)	324,535
Residential mortgage-backed securities	38,816	4,600	(56)	43,360
Commercial mortgage-backed securities	54,892	6,992	(132)	61,752
Asset backed securities	92,381	6,915	(2,239)	97,057
Collateralized debt obligations	138,061	909	(9,222)	129,748

Total bonds	682,887	76,683	(13,140)	746,430

Preferred stocks	38,792	3,029	(109)	41,712
Common stocks	595	-	-	595

Total bonds and stocks	$722,274	$79,712	$(13,249)	$788,737

On June 30, 2021 and December 31, 2020, included within cash and invested assets, cash, and bonds with an admitted asset value of $8,956 and $8,944, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds, preferred stocks, and common stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

8 | P a g e

	Less Than 12 Months		12 Months or More		Total
At June 30, 2021	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate securities	$8,122	$(418)	$10,117	$(655)	$18,239	$(1,073)
Residential mortgage-backed securities	122	(44)	-	-	122	(44)
Commercial mortgage-backed securities	13		109	(94)	122	(94)
Asset backed securities	12,667	(96)	12,419	(1,353)	25,086	(1,449)
Collateralized debt obligations	16,387	(221)	53,485	(3,431)	69,872	(3,652)

Total bonds	37,311	(779)	76,130	(5,533)	113,441	(6,312)
Preferred stocks	2,225	(37)	139	(10)	2,364	(47)
Common stocks	592	(3)	-	-	592	(3)

Total bonds and stocks	$40,128	$(819)	$76,269	$(5,543)	$116,397	$(6,362)

	Less Than 12 Months		12 Months or More		Total
At December 31, 2020	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate securities	$15,475	$(747)	$6,610	$(744)	$22,085	$(1,491)
Residential mortgage-backed securities	389	(56)	-	-	389	(56)
Commercial mortgage-backed securities	2,950	(53)	125	(79)	3,075	(132)
Asset backed securities	29,143	(1,693)	1,899	(546)	31,042	(2,239)
Collateralized debt obligations	36,811	(1,693)	63,144	(7,529)	99,955	(9,222)

Total bonds	84,768	(4,242)	71,778	(8,898)	156,546	(13,140)

Preferred stocks	3,271	(103)	169	(6)	3,440	(109)

Total bonds and stocks	$88,039	$(4,345)	$71,947	$(8,904)	$159,986	$(13,249)

The Company recognized $0 and $23 of other-than-temporary impairments for the six months ended June 30, 2021 and June 30, 2020, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds as of June 30, 2021, by contractual maturity, is as follows:

	Carrying Value	Fair Value
Years to maturity:
0–1 year	$679	$681
1–5 years	66,838	71,533
5–10 years	48,757	56,003
10–20 years	73,123	88,995
over 20 years	161,205	182,757
Residential Mortgage-Backed Securities	32,748	36,340
Commercial Mortgage-Backed Securities	54,135	60,577
Asset-backed securities	83,575	88,161
Collateralized debt obligations	137,506	138,763

Total	$658,566	$723,810

9 | P a g e

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate

The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of June 30, 2021, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Carrying Value	% of Total

Texas	62.9%
South Carolina	19.2%
North Carolina	17.9%

The types of properties collateralizing the CMLs as of June 30, 2021, are as follows:

Percentage of Loan Portfolio Carrying Value	% of Total

Industrial	49.4%
Retail	19.2
Multi-family	17.8
Lodging	13.6

Total	100.0%

The maximum percentage of any one loan to the value of security at June 30, 2021, exclusive of insured, guaranteed, or purchase money mortgages, was 62.5%.

The contractual maturities of the CML portfolio as of June 30, 2021, are as follows:

	Carrying Value	Percent
2021	$-	-%
2022	-	-
2023	-	-
2024	-	-
2025	-	-
Thereafter	15,121	100.0

Total	$15,121	100.0%

As of June 30, 2021, the Company’s mortgage loan balances are classified as current.

Net Investment Income

Major categories of the Company’s net investment income are summarized as follows for the six months ended June 30, 2021 and June 30, 2020:

10 | P a g e

	2021	2020
Income:
Bonds	$16,678	$17,101
Preferred stocks	1,175	1,129
Commercial mortgage loans	270	253
Policy loans	481	539
Other invested assets	7,389	2,013
Short-term investments and cash	14	70

Total investment income	26,077	21,175

Expenses:
Investment expenses	1,115	1,046
Interest on funds held under reinsurance treaties	204	130

Total investment expenses	1,319	1,176

Net investment income	$24,758	$19,999

Realized Gains and Losses

The capital gains and losses from investments in bonds, preferred stocks, common stocks, and other invested assets, and the related impact of income taxes and amounts transferred to interest maintenance reserves (IMR), are as follows for the six months ended June 30, 2021 and June 30, 2020:

11 | P a g e

	2021	2020
Bonds:

Gross realized capital gains on sales	$2,305	$2,389

Gross realized capital losses on sales	(337)	(1,115)

Net realized capital gains on sales	1,968	1,274

Preferred stocks:

Gross realized capital gains on sales	242	649

Gross realized capital losses on sales	(133)	(219)

Net realized capital gains on sales	109	430

Common stocks:

Gross realized capital gains on sales	1,114	-

Other invested assets:
Gross realized capital losses on sales	-	(1)
Impairments on other invested assets	-	(23)

Total other invested assets	-	(24)

Realized capital gains before federal income taxes and transfer to IMR	3,191	1,680

Amount transferred to IMR	(1,507)	(1,324)
Federal income tax expense	(1,303)	(496)

Net realized capital gains (losses)	$381	$(140)

4.	Fair Values

Fair value of financial assets and liabilities are categorized as follows:

Level 1

Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury securities and non-interest-bearing cash.

Level 2

Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3

12 | P a g e

Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the statutory-basis balance sheets.

The carrying value and fair value of the Company’s financial instruments as of June 30, 2021 and December 31, 2020 were as follows:

June 30, 2021	Carrying Value	Fair Value	Level 1	Level 2	Level 3

U.S. government and agencies	$24,189	$28,496	$10,007	$18,489	$-
State and political subdivisions	45,091	57,276	-	51,536	5,740
Foreign sovereign	1,000	1,124	-	1,124	-
Corporate securities	280,322	313,073	-	285,010	28,063
Residential mortgage-backed securities	32,748	36,340	-	36,340	-
Commercial mortgage-backed securities	54,135	60,577	-	60,577	-
Asset backed securities	83,575	88,161	-	66,422	21,739
Collateralized debt obligations	137,506	138,763	-	130,449	8,314

Total bonds	658,566	723,810	10,007	649,947	63,856

Preferred stocks	43,690	47,165	-	47,165	-
Common stock	3,832	3,832	-	-	3,832
Cash, cash equivalents, and short-term investments	16,264	16,264	16,264	-	-
Other invested assets*	21,994	27,865	-	16,011	11,854
Commercial mortgage loans	15,121	15,864	-	-	15,864
Policy loans	11,283	11,577	-	-	11,577
Separate accounts	964	964	-	964	-

Total financial assets	$771,714	$847,341	$26,271	$714,087	$106,983

Financial liabilities—annuities-deferred and without life contingencies	$517,312	$690,908	$-	$690,908	$-
Separate accounts	964	964	-	964	-

Total financial liabilities	$518,276	$691,872	$-	$691,872	$-

* Excludes limited partnership investments of $90,051 accounted for under the equity method.

13 | P a g e

	Carrying	Fair
December 31, 2020	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$25,508	$30,835	$10,370	$20,465	$-
State and political subdivisions	45,130	57,995	-	52,180	5,815
Foreign sovereign	1,000	1,148	-	1,148	-
Corporate securities	287,099	324,535	-	294,225	30,310
Residential mortgage-backed securities	38,816	43,360	-	43,360	-
Commercial mortgage-backed securities	54,892	61,752	-	61,752	-
Asset backed securities	92,381	97,057	-	73,232	23,825
Collateralized debt obligations	138,061	129,748	-	118,982	10,766

Total bonds	682,887	746,430	10,370	665,344	70,716

Preferred stocks	38,792	41,712	-	41,712	-
Common stock	595	595	-	-	595
Cash, cash equivalents, and short-term investments	15,886	15,886	15,886	-	-
Other invested assets*	21,916	27,534	-	16,342	11,192
Commercial mortgage loans	15,363	16,012	-	-	16,012
Policy loans	11,676	11,676	-	-	11,676
Separate accounts	964	964	-	964	-

Total financial assets	$788,079	$860,809	$26,256	$724,362	$110,191

Financial liabilities—annuities-deferred and without life contingencies	$521,900	$735,855	$-	$-	$735,855
Separate accounts	964	964	-	964	-

Total financial liabilities	$522,864	$736,819	$-	$964	$735,855

* Excludes limited partnership investments of $59,421 accounted for under the equity method.

5.	Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,500.

The effect of reinsurance on life and accident and health premiums written and earned for the six months ended June 30, 2021 and June 30, 2020, are as follows:

14 | P a g e

	2021	2020

Direct premiums	$21,673	$22,976
Assumed premiums	(444)	476
Ceded premiums:
Affiliates	(7,885)	(8,107)
Non-affiliates	(8,639)	(9,475)

Net premiums	$4,705	$5,870

The Company’s ceded reinsurance arrangements reduced certain other items in the statutory-basis financial statements for the six months ended June 30, 2021 and June 30, 2020, and as of June 30, 2021 and December 31, 2020, by the following amounts:

June 30	2021	2020

Benefits paid or provided:
Affiliates	$32,529	$29,071
Nonaffiliates	22,330	15,286

Total benefits paid or provided	$54,859	$44,357

June 30 and December 31
Policy and contract liabilities:
Affiliates	$6,587	$7,210
Nonaffiliates	9,378	6,447

Total policy and contract liabilities	$15,965	$13,657

The inforce as of June 30, 2021 and December 31, 2020 is reduced by reinsurance arrangements ceded as follows:

	2021	2020

Inforce:
Affiliates	$2,280,151	$2,401,757
Nonaffiliates	3,747,110	4,259,001

Total inforce	$6,027,261	$6,660,758

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At June 30, 2021 and December 31, 2020, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	Federal Income Taxes

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows for the six months ended June 30, 2021 and June 30, 2020:

15 | P a g e

	2021	2020
Provisions computed at statutory rate	$2,672	$84
IMR	130	107
Other	(165)	(193)

Total	$2,637	$(2)

Federal income tax incurred	$2,144	$(50)
Change in net deferred income taxes	493	48

Total statutory income taxes	$2,637	$(2)

7.	Capital and Surplus

WRNY is subject to statutory regulations of the State of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY cannot pay dividends in 2021 without prior regulatory approval.

The Company paid no dividends to its stockholder in 2020 or year to date June 30, 2021.

8.	Commitments and Contingencies

Funding of Investments

The company has committed to investing in several limited partnerships and joint ventures. As of June 30, 2021, the company has committed $208,880 for investment and $130,140 remains unfunded.

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties.

Legal Proceedings

In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

9.	Subsequent Events

Effective October 1, 2021, WRAC acquired Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company. It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into the Company, with the Company being the surviving company to the merger.

There have been no other events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through October 29, 2021, the date the statutory-basis financial statements were available to be issued.

16 | P a g e

Wilton Reassurance Life Company

of New York

Statutory-Basis Combined Financial Information (unaudited)

as of June 30, 2021,

for the Year Ended December 31, 2020, and

for the Six Months Ended June 30, 2021

Statutory-Basis Pro forma Financial Information (unaudited)

as of June 30, 2021, and

for the Year Ended December 31, 2020, and

for the Six Months Ended June 30, 2021

UNAUDITED COMBINED PRO FORMA FINANCIAL INFORMATION

(Amounts in thousands of US Dollars)

On March 29, 2021, Wilton Reassurance Company (WRAC) entered into a Stock Purchase Agreement (ALICNY Purchase Agreement) with Allstate Life Insurance Company (ALIC), Allstate Insurance Company (AIC), Allstate Financial Insurance Holdings Corporation (AFIHC), and Allstate Insurance Holdings, LLC (AIH) to acquire the Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company (Intramerica), a wholly owned subsidiary of AFIHC. On October 1, 2021, WRAC paid a purchase price of $400,247 in cash (the Purchase Price1, and such acquisition, the Acquisition). Under the terms of the ALICNY Purchase Agreement, prior to the consummation of the sale of the ALICNY, Allstate effectuated a share issuance, whereby ALICNY issued to AIH additional shares of common stock of ALICNY and AIH contributed to ALICNY $660,000 in cash. These transactions, which were subject to regulatory approvals, were the consummation of certain pre-sale restructuring and reinsurance transactions and other customary closing conditions closed on October 1, 2021.

It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into Wilton Reassurance Life Company of New York (WRNY), a wholly owned subsidiary of WRAC, with WRNY being the surviving company to the merger (such merger was subject to a regulatory approval that has been received).

The following unaudited pro forma and combined historical financial information of WRNY, ALICNY, and Intramerica is presented to illustrate the estimated effects of the Acquisition and certain other related transactions and adjustments described below (collectively, Adjustments or Transaction Accounting Adjustments), and has been prepared in conformity with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP).

The unaudited pro forma and combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 combine the historical statements of operations of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on January 1, 2020. The unaudited pro forma and combined balance sheet as of June 30, 2021 combines the historical balance sheets of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on June 30, 2021. We refer to these unaudited pro forma and combined statements of operations and unaudited pro forma and combined balance sheets as the “pro forma financial information.”

In accordance with Regulation S-X Article 11, Intramerica was determined to be an insignificant subsidiary, thus June 30, 2021, and December 31, 2020 financial statements for Intramerica are not included in this registration statement. Intramerica financial information is included in the pro forma financial information.

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical financial statements and accompanying notes of WRNY and ALICNY:

•

Audited annual statutory financial statements of WRNY and ALICNY as of and for the year ended December 31, 2020 and the related notes, filed with the New York Department of Financial Services (the Department) and included in this registration statement; and,

•	Unaudited statutory financial statements of WRNY and ALICNY as of and for the six months ended June 30, 2021, and the related notes, included in this registration statement.

1 The Purchase Price is subject to a customary post-closing review and adjustment mechanism pursuant to the terms of the definitive agreements that govern the Acquisition.

2 | P a g e

The pro forma financial information has been prepared by WRNY for illustrative and informational purposes only in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the U.S. Securities and Exchange Commission (the SEC) on May 21, 2020 (Article 11). The pro forma financial information is based on various adjustments and assumptions and is not necessarily indicative of what WRNY’s combined statements of operations or combined balance sheet actually would have been had the Acquisition and other Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial statements do not purport to project the future financial position or operating results of WRNY following the completion of the Acquisition.

The pro forma Adjustments are preliminary, based upon available information and prepared solely for the purpose of this pro forma financial information.

The pro forma financial information reflects pro forma adjustments WRNY believes are necessary to present fairly WRNY’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions WRNY believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Acquisition, and reflective of adjustments necessary to report WRNY’s financial condition and results of operations as if WRNY completed the Acquisition as of the dates indicated.

The pro forma financial information does not include adjustments to reflect any potential revenue synergies or cost savings that may be achievable in connection with the Acquisition. As a result of displaying amounts in thousands, rounding differences may exist in the tables below.

3 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS BALANCE SHEETS (unaudited)

COMBINED AS OF JUNE 30, 2021

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Admitted Assets
Cash and invested assets:
Bonds	$658,566	$4,415,100	$13,170	$5,086,836
Preferred stocks	43,690	1,848	-	45,537
Common stocks	3,832	162,702	-	166,534
Mortgage loans on real estate	15,121	534,362	-	549,483
Cash, cash equivalents, and short-term investments	16,264	53,050	1,613	70,926
Policy loans	11,283	36,724	-	48,007
Other invested assets	112,045	367,255	399	479,699

Total cash and invested assets	860,801	5,571,041	15,182	6,447,024

Accrued investment income	5,359	44,413	154	49,926
Deferred and uncollected life premium	531	26,980	-	27,511
Reinsurance recoverable	11,577	8,283	-	19,861
Net deferred tax assets	3,995	31,873	52	35,921
Other assets	1,901	37,806	19	39,726
Separate account assets	964	423,113	23,889	447,965

Total admitted assets	$885,128	$6,143,509	$39,297	$7,067,933

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$710,459	$4,511,844	$3,687	$5,225,990
Policy and contract claims	16,046	22,232	1	38,279
Policyholders’ funds	10,958	295,465	-	306,423

Total policy and contract liabilities	737,463	4,829,541	3,688	5,570,693

Other amounts payable on reinsurance	237	-	-	237
Interest maintenance reserve	11,210	11,644	-	22,854
Commissions and expense allowances on reinsurance assumed	(109)	15	-	(95)
Accounts payable and general expenses due and accrued	10,696	1,363	14	12,072
Current federal income taxes payable	1,118	12,973	36	14,128
Amounts withheld or retained by company as agent or trustee	652	-	-	652
Remittances not allocated	2,227	994	14	3,235
Asset valuation reserve	19,666	143,327	42	163,036
Reinsurance in unauthorized and certified companies	3,406	-	-	3,406
Funds held under reinsurance treaties	7,470	-	-	7,470
Payable to parent and affiliates	707	4,188	13	4,907
Payable for securities	1,108	43,388	747	45,243
Other liabilities	1,607	28,231	10	29,848
Separate account liabilities	964	423,113	23,889	447,965

Total liabilities	798,422	5,498,777	28,453	6,325,652

Capital and surplus
Common stock	2,503	2,500	2,100	7,103
Paid-in surplus	71,546	131,253	700	203,500
Unassigned surplus	12,657	510,978	8,044	531,679

Total capital and surplus	86,706	644,732	10,844	742,281

Total liabilities and shareholder’s equity	$885,128	$6,143,509	$39,297	$7,067,933

4 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA BALANCE SHEET (unaudited)

AS OF JUNE 30, 2021

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma
Admitted Assets
Cash and invested assets:
Bonds	$5,086,836	$(19,400)	$-	$5,067,436
Preferred stocks	45,537	-	-	45,537
Common stocks	166,534	-	-	166,534
Mortgage loans on real estate	549,483	-	-	549,483
Cash, cash equivalents, and short-term investments	70,926	659,300	(467,800)	262,426
Policy loans	48,007	(1,000)	-	47,007
Other invested assets	479,699	-	-	479,699

Total cash and invested assets	6,447,024	638,900	(467,800)	6,618,124

Accrued investment income	49,926	-	-	49,926
Deferred and uncollected life premium	27,511	(1,300)	-	26,211
Reinsurance recoverable	19,861	-	-	19,861
Net deferred tax assets	35,921	(1,100)	-	34,821
Other assets	39,726	-	-	39,726
Separate account assets	447,965	-	-	447,965

Total admitted assets	$7,067,933	$636,500	$(467,800)	$7,236,633

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$5,225,990	$1,267,900	$(4,376,800)	$2,117,090
Policy and contract claims	38,279	(4,600)	-	33,679
Policyholders’ funds	306,423	-	-	306,423

Total policy and contract liabilities	5,570,693	1,263,300	(4,376,800)	2,457,193

Other amounts payable on reinsurance	237	(400)	-	(163)
Interest maintenance reserve	22,854	(100)	-	22,754
Commissions and expense allowances on reinsurance assumed	(95)	-	-	(95)
Accounts payable and general expenses due and accrued	12,072	-	-	12,072
Current federal income taxes payable	14,128	1,600	(367,800)	(352,072)
Amounts withheld or retained by company as agent or trustee	652	-	-	652
Remittances not allocated	3,235	(100)	-	3,135
Asset valuation reserve	163,036	-	(84,700)	78,336
Reinsurance in unauthorized and certified companies	3,406	-	-	3,406
Funds held under reinsurance treaties	7,470	-	4,122,700	4,130,170
Payable to parent and affiliates	4,907	-	-	4,907
Payable for securities	45,243	-	-	45,243
Other liabilities	29,848	-	-	29,848
Separate account liabilities	447,965	-	-	447,965

Total liabilities	6,325,652	1,264,300	(706,600)	6,883,352

Capital and surplus
Common stock	7,103	-	-	7,103
Paid-in surplus	203,500	660,000	(538,000)	325,500
Unassigned surplus	531,679	(1,287,800)	776,800	20,679

Total capital and surplus	742,281	(627,800)	238,800	353,281

Total liabilities and shareholder’s equity	$7,067,933	$636,500	$(467,800)	$7,236,633

5 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

COMBINED FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Premiums and other revenues
Life and annuity premiums	$10,578	$170,685	$3	$181,266
Considerations for supplementary contracts with life contingencies	1,014	-	-	1,014
Net investment income	42,217	265,739	450	308,405
Amortization of interest maintenance reserve	1,805	6,257	(4)	8,058
Commissions & expense allowances on reinsurance ceded	934	2,212	-	3,145
Other revenues - net	(329)	(21,107)	141	(21,294)

Total premiums and other revenues	56,218	423,786	591	480,594

Benefits paid or provided
Death benefit	12,172	90,551	-	102,724
Annuity benefit	12,552	151,598	461	164,610
Surrender benefit and withdrawals	22,187	86,405	1,560	110,152
Payment on supplementary contracts with life contingencies	1,404	0	-	1,404
Interest and adjustments on contract or deposit-type contract funds	(417)	18,705	-	18,288
Changes in life, annuity and accident & health reserves	7,225	90,091	(474)	96,843
Other benefits	234	12,936	-	13,170

Total benefits paid or provided	55,359	450,286	1,546	507,191

Insurance expenses and other
Commissions and expenses allowances	352	11,035	-	11,387
General insurance expenses	10,407	30,361	129	40,897
Insurance taxes, licenses & fees	1,217	7,248	54	8,518
Net transfer to or (from) separate accounts	(4)	(35,702)	(1,399)	(37,106)
Other	393	151	0	544

Total insurance expenses and other	12,365	13,093	(1,217)	24,241

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	(11,506)	(39,593)	261	(50,838)

Income tax expenses (benefits)	(646)	9,383	50	8,787

Gain (Loss) from operations before net realized capital gains (losses)	(10,860)	(48,976)	211	(59,624)

Realized capital gains (losses)	(846)	(17,092)	-	(17,937)

Net gain (loss) from operations	$(11,706)	$(66,067)	$211	$(77,562)

6 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

COMBINED FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Premiums and other revenues
Life and annuity premiums	$4,705	$83,871	$2	$88,578
Considerations for supplementary contracts with life contingencies	1,080	-	-	1,080
Net investment income	24,688	126,866	226	151,780
Amortization of interest maintenance reserve	888	2,734	0	3,622
Commissions & expense allowances on reinsurance ceded	622	1,149	-	1,770
Other revenues - net	(65)	(23,097)	80	(23,083)

Total premiums and other revenues	31,917	191,522	308	223,747

Benefits paid or provided
Death benefit	4,716	51,403	-	56,119
Annuity benefit	9,023	68,365	280	77,668
Surrender benefit and withdrawals	10,227	42,059	472	52,758
Payment on supplementary contracts with life contingencies	769	0	-	769
Interest and adjustments on contract or deposit-type contract funds	(220)	7,842	-	7,622
Changes in life, annuity and accident & health reserves	(9,613)	(24,560)	323	(33,850)
Other benefits	311	6,661	-	6,972

Total benefits paid or provided	15,213	151,770	1,074	168,057

Insurance expenses and other
Commissions and expenses allowances	349	5,513	-	5,862
General insurance expenses	4,374	13,618	56	18,048
Insurance taxes, licenses & fees	943	3,234	43	4,220
Net transfer to or (from) separate accounts	5	(28,024)	(1,010)	(29,028)
Other	(5)	113	(0)	109

Total insurance expenses and other	5,666	(5,546)	(911)	(790)

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	11,038	45,298	145	56,480

Income tax expenses (benefits)	841	7,742	15	8,598

Gain (Loss) from operations before net realized capital gains (losses)	10,196	37,556	130	47,882

Realized capital gains (losses)	381	47,327	-	47,708

Net gain (loss) from operations	$10,577	$84,882	$130	$95,589

7 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA STATEMENT OF OPERATIONS (unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma

Premiums and other revenues
Life and annuity premiums	$181,266	-	(77,920)	$103,977
Considerations for supplementary contracts with life contingencies	1,014	-	-	1,014
Net investment income	308,405	-	-	308,405
Amortization of interest maintenance reserve	8,058	-	-	8,058
Commissions & expense allowances on reinsurance ceded	3,145	-	-	3,145
Other revenues - net	(21,294)	-	(175,075)	(196,369)

Total premiums and other revenues	480,594	-	(252,365)	228,230

Benefits paid or provided
Death benefit	102,724	-	(45,731)	56,993
Annuity benefit	164,610	-	(104,942)	59,668
Surrender benefit and withdrawals	110,152	-	(11,009)	99,143
Payment on supplementary contracts with life contingencies	1,404	-	-	1,404
Interest and adjustments on contract or deposit-type contract funds	18,288	-	-	18,288
Changes in life, annuity and accident & health reserves	96,843	-	(147,237)	(50,394)
Other benefits	13,170	-	-	13,170

Total benefits paid or provided	507,191	-	(308,918)	198,273

Insurance expenses and other
Commissions and expenses allowances	11,387	1,285,100	213,700	1,510,187
General insurance expenses	40,897	-	(11,502)	29,396
Insurance taxes, licenses & fees	8,518	-	-	8,518
Net transfer to or (from) separate accounts	(37,106)	-	-	(37,106)
Other	544	-	-	544

Total insurance expenses and other	24,241	1,285,100	202,199	1,511,540

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	(50,838)	(1,285,100)	(145,645)	(1,481,583)
Income tax expenses (benefits)	8,787	1,600	(353,508)	(343,122)

Gain (Loss) from operations before net realized capital gains (losses)	(59,624)	(1,286,700)	207,863	(1,138,461)
Realized capital gains (losses)	(17,937)	-	-	(17,937)

Net gain (loss) from operations	$(77,562)	$(1,286,700)	$207,863	$(1,156,398)

8 | P a g e

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA STATEMENT OF OPERATIONS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma
Premiums and other revenues
Life and annuity premiums	$88,578	-	(38,645)	$49,933
Considerations for supplementary contracts with life contingencies	1,080	-	-	1,080
Net investment income	151,780	-	-	151,780
Amortization of interest maintenance reserve	3,622	-	-	3,622
Commissions & expense allowances on reinsurance ceded	1,770	-	-	1,770
Other revenues - net	(23,083)	-	(87,538)	(110,620)

Total premiums and other revenues	223,747	-	(126,182)	97,565

Benefits paid or provided
Death benefit	56,119	-	(22,865)	33,254
Annuity benefit	77,668	-	(52,471)	25,197
Surrender benefit and withdrawals	52,758	-	(5,504)	47,254
Payment on supplementary contracts with life contingencies	769	-	-	769
Interest and adjustments on contract or deposit-type contract funds	7,622	-	-	7,622
Changes in life, annuity and accident & health reserves	(33,850)	-	(73,619)	(107,469)
Other benefits	6,972	-	-	6,972

Total benefits paid or provided	168,057	-	(154,459)	13,598

Insurance expenses and other
Commissions and expenses allowances	5,862	-	-	5,862
General insurance expenses	18,048	-	(5,751)	12,297
Insurance taxes, licenses & fees	4,220	-	-	4,220
Net transfer to or (from) separate accounts	(29,028)	-	-	(29,028)
Other	109	-	-	109

Total insurance expenses and other	(790)	-	(5,751)	(6,541)

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	56,480	-	34,028	90,508

Income tax expenses (benefits)	8,598	-	7,146	15,744

Gain (Loss) from operations before net realized capital gains (losses)	47,882	-	26,882	74,764

Realized capital gains (losses)	47,708	-	-	47,708

Net gain (loss) from operations	$95,589	$-	$26,882	$122,471

9 | P a g e

Wilton Reassurance Life Company of New York

NOTES TO STATUTORY-BASIS PRO FORMA FINANCIAL STATEMENTS (unaudited)

AS OF JUNE 30, 2021, FOR THE YEAR ENDED DECEMBER 31, 2020 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollar)

1.	Description of Transaction

On March 29, 2021, Wilton Reassurance Company (WRAC) entered into a Stock Purchase Agreement (ALICNY Purchase Agreement) with Allstate Life Insurance Company (ALIC), Allstate Insurance Company (AIC), Allstate Financial Insurance Holdings Corporation (AFIHC), and Allstate Insurance Holdings, LLC (AIH) to acquire the Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company (Intramerica), a wholly owned subsidiary of AFIHC. On October 1, 2021, WRAC paid a purchase price of $400,247 in cash (the Purchase Price, and such acquisition, the Acquisition). Under the terms of the ALICNY Purchase Agreement, prior to the consummation of the sale of the ALICNY, Allstate effectuated a share issuance, whereby ALICNY issued to AIH additional shares of common stock of ALICNY and AIH contributed to ALICNY $660,000 in cash. These transactions, which were subject to regulatory approvals, were the consummation of certain pre-sale restructuring and reinsurance transactions and other customary closing conditions closed on October 1, 2021.

It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into Wilton Reassurance Life Company of New York (WRNY), a wholly owned subsidiary of WRAC, with WRNY being the surviving company to the merger (such merger was subject to a regulatory approval that has been received).

2.	Basis of Presentation

The unaudited pro forma financial statements were prepared using historical audited and unaudited financial statements. The unaudited proforma financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP). The unaudited pro forma financial statements were prepared assuming that the anticipated November 1, 2021 merger has occurred.

The pro forma Adjustments or Transaction Accounting Adjustments are preliminary, based upon available information and prepared solely for the purpose of this pro forma financial information. The pro forma financial information reflects pro forma adjustments WRNY believes are necessary to present fairly WRNY’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions WRNY believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Acquisition, and reflective of adjustments necessary to report WRNY’s financial condition and results of operations as if WRNY completed the Acquisition. The unaudited pro forma and combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 combine the historical statements of operations of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on January 1, 2020. The unaudited pro forma and combined balance sheet as of June 30, 2021 combines the historical balance sheets of WRNY, ALICNY and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on June 30, 2021.

In accordance with accounting practices prescribed or permitted by the Department, the merger of ALICNY and Intramerica into WRNY is based on their respective historical bases of accounting, without adjusting assets and liabilities to fair value.

3.	Prescribed and Permitted Statutory Practices

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these unaudited pro forma financial statements. The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP.

10 | P a g e

4.	Transaction Accounting Adjustments

Pre-Close Adjustments

Immediately prior to closing of the Acquisition, the following transactions, which were subject to regulatory approvals, were completed:

1.

ALICNY increased its authorized capital stock and issued newly authorized shares to AIH (the Share Issuance). In connection with the Share Issuance, AIH made a $660,000 cash contribution to ALICNY; and,

2.	ALICNY reinsured 100% of its voluntary benefits business on a coinsurance basis to American Heritage Life Insurance Company (American Heritage), a Florida domiciled company.

Concurrent with closing and subject to regulatory approvals;

3.	ALICNY terminated its stop loss reinsurance agreement in place with ALIC.

The inception of the voluntary benefits coinsurance agreement with American Heritage and termination of the stop loss reinsurance agreement with ALIC resulted in a net after-tax loss of $1,286,700 which has been presented in the pro forma statement of operations for the year ended December 31, 2020 and in unassigned surplus in the pro forma balance sheet as of June 30, 2021. The recurring impact of these transactions on the statements of operations for the year ended December 2020 and the six months ended June 30, 2021 is not material and therefore has not been included therein.

Post-Close Adjustments

Immediately following the October 1, 2021, closing, the following transactions, which were subject to regulatory approvals, were completed:

4.	ALICNY reinsured 100% of its payout annuities and 50% of its life business on a coinsurance funds withheld basis to WRAC, in an arm’s length transaction; and,
5.

ALICNY restated its gross paid-in and contributed surplus and unassigned funds (surplus) by $538,000 under a quasi-reorganization (Statement of Statutory Accounting Principles No. 72, Surplus and Quasi-Reorganizations).

The inception of the reinsurance agreement with WRAC resulted in an after-tax gain of $154,000 which has been presented in the pro forma statement of operations for the year ended December 31, 2020 and in unassigned surplus in the pro forma balance sheet as of June 30, 2021. The recurring impact of the reinsurance transaction with WRAC has been included in the statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021.

11 | P a g e

Allstate Life Insurance Company of New York	Statement of Additional Information dated

May 1, 2007

P.O. Box 82656 Lincoln, NE 68501-2656 1 (866) 718-9824

This Statement of Additional Information supplements the information in the prospectus for the following Contracts:

•	Allstate Advisor

•	Allstate Advisor Plus

•	Allstate Advisor Preferred

This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated May 1, 2007, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.

For convenience, we use the terms “Contract” and “Contracts” to refer generally to all three Contracts, except as specifically noted. In addition, this Statement of Additional Information uses the same defined terms as the prospectus for each Contract that we offer, except as specifically noted.

2

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different underlying mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract Owner’s interest in a Variable Sub-Account until we have notified the Contract Owner of the change, and until the SEC has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different underlying mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant.

We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract Owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

3

THE CONTRACTS

The Contracts are primarily designed to aid individuals in long-term financial planning. You can use them for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

We offer the Contracts to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. Allstate Distributors, L.L.C. (“Allstate Distributors”), a wholly owned subsidiary of Allstate Life Insurance Company, serves as the principal underwriter for the Variable Account and distributes the Contracts. Commission income of Allstate Distributors for the fiscal year ending December 31, 2006 was $0. Commission income of Allstate Distributors for the fiscal year ending December 31, 2005 was $0. Commission income of Allstate Distributors for the fiscal year ending December 31, 2004 was $0. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.

DISTRIBUTION

In addition to the commissions paid to the selling registered representative, we may make other payments to promote the sale of our Contracts. To contribute to the promotion and marketing of the Contracts, we may enter into compensation arrangements with certain selling broker-dealers or banks (collectively “firms”) under which the firm will provide marketing and distribution support services.

The general types of payments that we make are:

•	Percentage Payments based upon Contract Value. This type of payment is a percentage payment that is based upon the total Contract Value of all Contracts that were sold through the firm.

•	Percentage Payments based upon Sales. This type of payment is a percentage payment that is based upon the total amount received as purchase payments for Contracts sold through the firm.

•

Fixed payments. These types of payments are made directly to the firm in a fixed sum without regard to the value of Contracts sold. We may make payments upon the initiation of a relationship or subsequent payments for systems, operational and other support. Examples of other arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.

To the extent permitted by NASD rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation.

We are aware that the following firms received payment more than $5,000 under one or more of these types of arrangements during the last calendar year or are expected to receive such payment during the current calendar year. The compensation includes payments in connection with variable annuity Contracts issued by Allstate Life Insurance Company and Allstate Life Insurance Company of New York. Some payments may support the sale of all Allstate products offered through the firm which could include fixed annuities as well as life insurance products.

We do not offer the arrangements to all firms, and the terms of the arrangements may differ among firms. While all firms appearing below received payments under one or more of the general types listed above, payments are determined on a firm by firm basis. In fact, a listed firm may not request or accept certain types of payments listed above. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

NAME OF FIRM:

A.G. Edwards and Sons, Inc.

AIG Financial Advisors

American General Securities, Inc.

Associated Investment Services, Inc.

Bank Insurance & Securities

Bancnorth Investment Group, Inc.

Citicorp Investment Services

Comerica Securities

Compass Brokerage, Inc.

CUNA Brokerage Services. Inc.

Cuso Financial Services, Inc.

FSC Securities Corporation

First Merit Securities, Inc.

Independent Financial Marketing Group, Inc.

Merrill Lynch

National City Investments, Inc.

National Planning Corporation

PNC Investments LLC

Primevest Financial Services, Inc.

Putnam

Royal Alliance Associates, Inc.

SII Investments, Inc.

Sentra Securities

Smith Barney

Stifel, Nicolaus & Company, Inc.

UBS Financial Services, Inc.

Union Bank of California (UBOC)

US Bancorp Investments Inc.

UVEST Financial Services Group, Inc.

Webster Investment Services, Inc.

Wescom Financial

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code (“Code”). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept “rollovers” and transfers from Contracts qualifying as tax-sheltered annuities (“TSAs”), individual retirement annuities or accounts (“IRAs”), or any other Qualified Contract that is eligible to “rollover” into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract Owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

4

CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A “Valuation Period” is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

(A) is the sum of:

(1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

(2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

(B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

(C) is the mortality and expense risk charge and administrative expense charge corresponding to the portion of the 365 day year (366 days for a leap year) that is in the current Valuation Period.

5

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account, adjusted by any applicable Market Value Adjustment and less any applicable premium tax charge deducted at the time, to the appropriate income payment factor for the selected Income Plan to determine the Initial Variable Amount Income Value. We will allocate the Initial Variable Amount Income Value among the Variable Sub-Accounts you have chosen in the proportions you specified. The portion of the Initial Variable Amount Income Value allocated to a particular Variable Sub-Account is divided by the Annuity Unit Value for that Variable Sub-Account on the Payout Start Date. This determines the number of Annuity Units from that Variable Sub-Account which will be used to determine your variable income payments. Variable income payments, which include your first variable income payment, will vary depending on changes in the Annuity Unit Values for the Variable Sub-Accounts upon which the income payments are based.

Unless annuity transfers are made between Variable Sub-Accounts, each income payment from that Variable Sub-Account will be that number of Annuity Units multiplied by the Annuity Unit Value for the Variable Sub-Account for the Valuation Date on which the income payment is made.

6

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

•

multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account’s Net Investment Factor (described in the preceding section) for the Period; and then

•	dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states or tax qualified plans that require the use of unisex tables.

7

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract Owner(s) death (or Annuitant’s death if there is a non-natural Contract Owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT’S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account’s assets in open account in lieu of stock certificates. See the Portfolios’ prospectuses for a more complete description of the custodian of the Portfolios.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

8

EXPERTS

The financial statements of Allstate Life Insurance Company of New York as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and the related financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Allstate Life of New York Separate Account A as of December 31, 2006 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

9

FINANCIAL STATEMENTS

The financial statements of the Variable Account, which are comprised of the financial statements of the underlying Sub-Accounts, as of December 31, 2006 and for the periods in the two year period then ended, the financial statements of Allstate New York as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, the related financial statement schedules of Allstate New York, and the accompanying Reports of Independent Registered Public Accounting Firm appear in the pages that follow. The financial statements and schedules of Allstate New York included herein should be considered only as bearing upon the ability of Allstate New York to meet its obligations under the Contacts.

10

The Putnam Allstate Advisor Variable Annuity	Statement of Additional Information dated

May 1, 2007

Allstate Life Insurance Company of New York

2940 S. 84th Street

Lincoln, NE 68506-4142 1 (800) 390-1277

This Statement of Additional Information supplements the information in the prospectus for the following Contracts:

•	Putnam Allstate Advisor

•	Putnam Allstate Advisor Plus

•	Putnam Allstate Advisor Preferred

The Contracts are no longer offered for new sales.

This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated May 1, 2007, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.

For convenience, we use the terms “Contract” and “Contracts” to refer generally to all three Contracts, except as specifically noted. In addition, this Statement of Additional Information uses the same defined terms as the prospectus for each Contract that we offer, except as specifically noted.

1

2

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Fund shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Fund with those of another Fund of the same or different mutual fund if the shares of the Fund are no longer available for investment, or if we believe investment in any Fund would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract Owner’s interest in a Variable Sub-Account until we have notified the Contract Owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Fund of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant.

We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract Owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Funds. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

3

THE CONTRACTS

The Contracts are primarily designed to aid individuals in long-term financial planning. You can use them for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

We offer the Contracts to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. The principal underwriter for the Variable Account, Allstate Distributors, L.L.C. (“Allstate Distributors”), a wholly owned subsidiary of Allstate Life Insurance Company, distributes the Contracts. Allstate Distributors is an affiliate of Allstate Life Insurance Company of New York (“Allstate New York”). Commission income of Allstate Distributors for the fiscal year ending December 31, 2006 was $0. Commission income of Allstate Distributors for the fiscal year ending December 31, 2005 was $0. Commission income of Allstate Distributors for the fiscal year ending December 31, 2004 was $0. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code (“Code”). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept “rollovers” and transfers from Contracts qualifying as tax-sheltered annuities (“TSAs”), individual retirement annuities or accounts (“IRAs”), or any other Qualified Contract that is eligible to “rollover” into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract Owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

4

CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Fund shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A “Valuation Period” is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

(A) is the sum of:

(1) the net asset value per share of the Fund underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

(2) the per share amount of any dividend or capital gain distributions made by the Fund underlying the Variable Sub-Account during the current Valuation Period;

(B) is the net asset value per share of the Fund underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

(C) is the mortality and expense risk charge corresponding to the portion of the current calendar year that is in the current Valuation Period.

5

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account’s then current Annuity Unit value to determine the number of annuity units (“Annuity Units”) upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value (“Annuity Unit Value”) for that Variable Sub-Account.

6

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Fund in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

•

multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account’s Net Investment Factor (described in the preceding section) for the Period; and then

•	dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

7

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract Owner(s) death (or Annuitant’s death if there is a non-natural Contract Owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT’S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Fund shares held by each of the Variable Sub-Accounts.

The Funds do not issue stock certificates. Therefore, we hold the Variable Account’s assets in open account in lieu of stock certificates. See the Funds’ prospectuses for a more complete description of the custodian of the Funds.

8

EXPERTS

The financial statements of Allstate Life Insurance Company of New York as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and the related financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Allstate Life of New York Separate Account A as of December 31, 2006 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

9

FINANCIAL STATEMENTS

The financial statements of the Variable Account, which are comprised of the financial statements of the underlying Sub-Accounts, as of December 31, 2005 and for the periods in the two year period then ended, the financial statements of Allstate New York as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, the related financial statement schedules of Allstate New York, and the accompanying Reports of Independent Registered Public Accounting Firm appear in the pages that follow. The financial statements and schedules of Allstate New York included herein should be considered only as bearing upon the ability of Allstate New York to meet its obligations under the Contacts.

10

PART C

      OTHER INFORMATION

24. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

All required financial statements are included in Part B of this Registration Statement.

(b) EXHIBITS

(1) Form of Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Separate Account A (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant’s Form N-4 Registration Statement (File No. 033-65381) dated April 30, 1999.)

(1)(b) Board of Directors Resolution approving plan of merger – Allstate New York (filed herewith)

1(c) Board of Directors Resolution approving plan of merger – WRNY (filed herewith)

(2) Not Applicable

(3) Form of Underwriting Agreement (Previously filed in Pre-Effective Amendment No. 1 to this Registration Statement (File No. 033-65381) dated September  23,1996.)

3(a) Amendment to Amended and Restated Principal Underwriting Agreement (filed herewith)

(4)(a) Form of Contract (Previously filed in Registrant’s Form N-4 Initial Registration Statement (File No. 333-61698) dated May 25, 2001.)

(4)(b) Income Benefit Rider (Previously filed in Post-Effective Amendment No. 1 to this Registration Statement (File No. 333-61698) dated February 12, 2002).

(4)(c) Amendatory Endorsement to Add 5 and 7 year Guarantee Periods to Standard Fixed Account (Previously filed in Post-Effective Amendment No. 3 to this Registration Statement (File No. 333-61698) dated April 30, 2002).

(4)(d) Form of Allstate Advisor Plus Contract (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(4)(e) Form of Enhanced Beneficiary Protection Rider B (Maximum Anniversary Value) (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(4)(f) Form of Retirement Income Guarantee Rider 1 (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(4)(g) Form of Retirement Income Guarantee Rider 2 (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(4)(h) Form of Income Protection Benefit Rider (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(4)(i) Form of Spousal Protection Benefit Rider (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(4)(j) Form of Amendatory Endorsement for Charitable Remainder Trust (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(4)(k) Form of Amendatory Endorsement for Grantor Trust (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(4)(l) Form of Death Benefit Endorsement (Previously filed in Post-Effective Amendment No. 5 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated April 18, 2003.)

(4)(m) Form of TrueReturn Accumulation Benefit Rider (Previously filed in Post-Effective Amendment No. 6 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated December 22, 2003.)

(4)(n) Form of SureIncome Accumulation Benefit Rider (Previously filed in Post-Effective Amendment No. 9 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated December 29, 2004.)

(4)(o) Form of Spousal Protection Benefit Rider (Previously filed in Post-Effective Amendment No. 9 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated December 29, 2004.)

(4)(p) Form of Custodial Spousal Protection Benefit Rider (Previously filed in Post-Effective Amendment No. 9 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated December 29, 2004.)

(4)(q) Form of SureIncome Plus Withdrawal Benefit Rider (Previously filed in Post-Effective Amendment No. 11 to this Registration Statement (File No. 333-61698) dated April 18, 2006.)

(4)(r) Form of SureIncome for Life Withdrawal Benefit Rider (Previously filed in Post-Effective Amendment No. 11 to this Registration Statement (File No. 333-61698) dated April 18, 2006.)

(5)(a) Form of Application for a Contract (Previously filed in Registrant’s Form N-4 Initial Registration Statement (File No. 333-61698) dated May 25, 2001.)

(5)(b) Form of Application for Allstate Advisor Contracts (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(5)(c) Form of Application for Allstate Advisor Variable Annuity Contracts (Previously filed in Post-Effective Amendment No. 6 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated December 22, 2003.)

(5)(d) Form of Application for Allstate Advisor Variable Annuity Contracts (October 1, 2004) (Previously filed in Post-Effective Amendment No. 8 to this Registration Statement (File No. 333-61698) dated September 14, 2004).

(5)(e) Form of Applications for Allstate Advisor Variable Annuity Contracts (Previously filed in Post-Effective Amendment No. 9 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated December 29, 2004.)

(5)(f) Form of Application (with TrueBalance) for Allstate Advisor Variable Annuity Contracts (Previously filed in Post-Effective Amendment No.  10 to this Form N-4 Registration Statement (File No. 333-61698) dated April 25, 2005.)

(5)(g) Form of Application (with SureIncome Plus and SureIncome for Life Withdrawal Benefit Riders) for Allstate Advisor Variable Annuity Contracts (Previously filed in Post-Effective Amendment No. 11 to this Registration Statement (File No. 333-61698) dated April  18, 2006.)

(6) Amended and Restated Charter of Wilton Reassurance Life Company of New York (filed herewith) .

(7) Not applicable

(8)(a) Form of Participation Agreement (Previously filed in Post-Effective Amendment No. 1 to this Registration Statement (File No. 333-74411) dated February 1, 2000.)

(8)(b) Form of Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Allstate Life Insurance Company of New York and Allstate Distributors, LLC (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(8)(c) Form of Participation Agreement among LSA Variable Series Trust, LSA Asset Management LLC and Allstate Life Insurance Company of New York (“LSA Participation Agreement”) (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(8)(d) Form of Amendment No.  1 to LSA Participation Agreement (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(8)(e) Form of Amendment No.  2 to LSA Participation Agreement (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(8)(f) Form of Participation Agreement among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and Allstate Life Insurance Company (Previously filed in Post-Effective Amendment No.  4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(8)(g) Form of Participation Agreement among Van Kampen Life Investment Trust,Van Kampen Funds Inc., Van Kampen Asset Management Inc. and Allstate Life Insurance Company of New York (“Van Kampen LIT Participation Agreement”)(incorporated herein by reference to Post-Effective Amendment No. 1 to Depositor’s Form N-4 Registration Statement (File No. 333-94785) dated September 12, 2000.)

(8)(h) Form of Amendment No.  1 to the Van Kampen LIT Participation Agreement (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(8)(i) Form of Amendment No.  2 to the Van Kampen LIT Participation Agreement (Previously filed in Post-Effective Amendment No. 4 to Registrant’s Form N-4 Registration Statement (File No. 333-61698) dated October 31, 2002.)

(8)(j) Form of Participation Agreement among The Universal Institutional Fund,Inc., Morgan Stanley Asset Management Inc., Miller Anderson  & Sherrerd, LLP andAllstate Life Insurance Company of New York (incorporated herein by reference to Post-Effective Amendment No.  16 to Depositor’s Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000.)

(8)(k) Form of Participation Agreement among Lord Abbett Series Fund, Inc., Lord Abbett Distributors LLC and Allstate Life Insurance Company and Allstate Life Insurance Company of New York (incorporated herein by reference to Post-Effective Amendment No.  8 to Depositor’s Form N-4 Registration Statement (File No. 333-61698) dated September 14, 2004.)

(8)(l)Form of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Allstate Life Insurance Company of New York (Incorporated herein by reference to Pre-Effective Amendment No.  1 of Form N-4 Registration Statement (File No. 333-81952) dated April 26, 2002.)

(8)(m) Service Agreement among Allstate Life Insurance Company of New York, Intramerica Life Insurance Company and Wilton Re Services, Inc., effective October  1, 2021 (filed herewith)

(9) Opinion and Consent of Counsel (filed herewith)

(10) Consent of Independent Auditor (filed herewith)

(11) Not applicable

(12) Not applicable

(99) Power of Attorney for Fleitz, Ponomarev, Braun, Sheefel, Lash, Schreiner, Overbeeke, Quinn, Deutsch, Sarlitto, Fahr (filed herewith).

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Unless otherwise indicated, the principal business address of each of the directors and officers of Wilton Reassurance Life Company of New York is 20 Glover Avenue, 4th Floor, Norwalk, CT 06850.

NAME AND PRINCIPAL	POSITION AND OFFICE WITH DEPOSITOR OF THE ACCOUNT
Michael E. Fleitz	Director and Chairman of the Board

Dmitri Ponomarev	Director and Vice Chairman

Perry H. Braun	Director, Senior Vice President, Chief Investment Officer

Scott Sheefel	Director, President

Steven D. Lash	Director, Senior Vice President, Chief Financial Officer

John P. Schreiner*	Director

David Overbeeke*	Director

John J. Quinn*	Director

Robert Deutsch*	Director

Mark R. Sarlitto	Senior Vice President, General Counsel, Secretary

Enrico Treglia	Senior Vice President, Chief Operating Officer

Robert Buckner	Vice President, Valuation Actuary, Illustration Actuary

Lauren Mak	Vice President, Director of Financial Planning and Analysis

Robert Fahr	Vice President, Controller

Cathleen Manka	Tax Director

Patricia Harrigan	Assistant Secretary

Jaime Merritt	Assistant Secretary

Craig Mills	Assistant Secretary

Steven Hancock**	Chief Information Security Officer

Carol Allen**	Chief Compliance Officer

Michael Khoury***	Claims Officer

Brandie Ray***	Claims Officer

Cindy Sumner***	Claims Officer

Individuals marked with an * are outside directors whose address is c/o WRNY, 800 Westchester Avenue, Suite 641 N, Rye Brook, NY 10573. The principal business address for individuals marked with ** is 5000 Yonge Street, Toronto, Ontario. The principal business address for individuals marked with *** is 900 Washington Ave., Waco, TX 76701.

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

27. NUMBER OF CONTRACT OWNERS

As of August 1, 2021 there are:

97 non-qualified contract owners and 234 qualified contract owners for the Allstate Advisor Plus

28. INDEMNIFICATION

The Amended and Restated Charter of Wilton Reassurance Life Company of New York (Depositor) provide for the indemnification of its directors against damages for breach of duty as a director, so long as such person acts or omissions were not in bad faith or involve intentional misconduct or acts or omissions that such person know or reasonable should have known violated the Insurance law or that constituted a knowing violation of any other law that such person personally gain in fact a financial profit or other advantage to which such person was not legally entitled.

Under the terms of the underwriting agreement, the Depositor agrees to indemnify the Distributor for any act or omission in the course of or in connection with rendering services under the underwriting agreement or arising out of the purchase , retention or surrender of a contract; provided however that the company will not indemnify Distributor for any such liability that results from the willful misfeasance, bad faith or gross negligence of Distributors or from the reckless disregard by Distributors of its duties and obligations arising under the underwriting agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.

29. PRINCIPAL UNDERWRITERS

Allstate Distributors, LLC, (“ADLLC”) serves as principal underwriter and distributor of the Policies.

(a) In addition to Allstate Life Variable Life Separate Account A, ADLLC serves as the principal distributor of certain life insurance policies and the following separate accounts:

Allstate Life Insurance Co Variable Annuity Separate Account C

Allstate Life of New York Variable Life Separate Account A

Allstate Assurance Company Variable Life Separate Account

Intramerica Variable Annuity Account

Lincoln Benefit Life Variable Life Account

(b) The following are the directors and officers of ADLLC. The principal business address of each of the officers and directors listed below is 3075 Sanders Road, Northbrook, IL 60062.

Name	Position with Distributor
MARY K. NELSON	MANAGER, AND CHAIRMAN OF THE BOARD AND PRESIDENT
ANGELA K. FONTANA	MANAGER, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
REBECCA D. KENNEDY	MANAGER
BRIGITTE K. LENZ	MANAGER
JESSE E. MERTEN	MANAGER
JOHN C. PINTOZZI	SENIOR VICE PRESIDENT AND CONTROLLER
CHRISTINA HWANG	SENIOR VICE PRESIDENT
KENNETH P. PRIESS	VICE PRESIDENT AND TREASURER
COURTNEY V. WELTON	SENIOR VICE PRESIDENT AND CHIEF PRIVACY AND ETHICS OFFICER
DANA GOLDSTEIN	CHIEF COMPLIANCE OFFICER
DANIEL G. GORDON	VICE PRESIDENT AND ASSISTANT SECRETARY
LISETTE S. WILLEMSEN	ASSISTANT SECRETARY
CAROL E. LUNDAHL	VICE PRESIDENT AND ASSISTANT TREASURER
MARILYN V. HIRSCH	SENIOR VICE PRESIDENT AND ASSISTANT TREASURER
JOSEPH M. WASHBURN	VICE PRESIDENT AND ASSISTANT TREASURER

(c) Compensation of ADLLC

None

30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Wilton Reassurance Company, 20 Glover Avenue, 4th Floor, Norwalk, CT 06850 and the Principal Underwriter, ADLLC, located at 3075 Sanders Road, Northbrook, Illinois 60062.

31. MANAGEMENT SERVICES

None

32. UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

Registrant furthermore agrees to include either, as part of any prospectus or application to purchase a contract offered by the prospectus, a toll-free number that an applicant can call to request a Statement of Additional Information or a post card or similar written communication that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

33. REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

The Company represents that it is relying upon a November 28, 1988 Securities and Exchange commission no-action letter issued to the American Council of Life Insurance (“ACLI”) and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

34. REPRESENTATION REGARDING CONTRACT EXPENSES

Wilton Reassurance Life Company of New York hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Wilton Reassurance Life Company of New York.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant Registration Statement and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norwalk, State of Connecticut, on the day of November 1, 2021.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A (REGISTRANT)

By:
Michael E. Fleitz*, Director and Chairman of the Board

BY: WILTON REASSURANCE LIFE COMPANY OF NEW YORK (DEPOSITOR)

By:
Michael E. Fleitz*, Director and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the day of November 1, 2021.

Signature	Title	Date

	Director and Chairman of the Board (Principal Executive Officer)	11/01/21
Michael E. Fleitz*

	Director and Vice Chairman	11/01/21
Dmitri Ponomarev*

	Director, Senior Vice President, Chief Investment Officer	11/01/21
Perry H. Braun*

	Director, President	11/01/21
Scott Sheefel*

	Director, Chief Financial Officer, Senior Vice President (Principal Financial Officer)	11/01/21
Steven D. Lash*

	Director	11/01/21
John P. Schreiner *

	Director	11/01/21
David Overbeeke *

	Director	11/01/21
John J. Quinn *

	Director	11/01/21
Robert Deutsch *

	General Counsel, Senior Vice President, Secretary	11/01/21
Mark R. Sarlitto*

	Vice President, Controller (Principal Accounting Officer)	11/01/21
Robert Fahr*

__/s/ Jaime Merritt_________________________ *Signed by Jaime Merritt as Attorney in Fact

EXHIBIT INDEX

(1)(b) Board of Directors Resolution approving plan of merger – Allstate New York

(1)(c) Board of Directors Resolution approving plan of merger – WRNY

(3)(a) Amendment to Amended and Restated Principal Underwriting Agreement

(6) Amended and Restated Charter of Wilton Reassurance Life Company of New York

(8)(m) Service Agreement among Allstate Life Insurance Company of New York, Intramerica Life

Insurance Company and Wilton Re Services, Inc., effective October 1, 2021

(9) Opinion and Consent of Counsel

(10) Consent of Deloitte & Touche, LLP

(99) Power of Attorney Fleitz, Ponomarev, Braun, Sheefel, Lash, Schreiner, Overbeeke, Quinn, Deutsch, Sarlitto, Fahr